xstrata

03037023

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 2 8 2003
WASH., D.C. 188

Thursday, October 16, 2003

SUPPL

Xstrata file number 82-34660

Please find attached a copy of the Convertible Bond Offering Circular and all corresponding press releases.

Yours sincerely,

Brigitte Mattenberger

Brigitte Mattenberger
Corporate Affairs

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dlw 10/31

xstrata

APPLICATION FOR LISTING

Zug, Wednesday 27 August 2003

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 61,180,977 Ordinary shares of US$0.50 each to be issued upon the conversion of Xstrata Capital Corporation A.V.V. 3.95% Guaranteed Convertible Bonds 2010, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Xstrata plc Ordinary shares are also listed on the Swiss Stock Exchange.

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@Xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@Xstrata.com

Michael Oke & Claire Bithell
Prospero Financial
Telephone +44 20 7898 9394/9387
Mobile +44 7778 469630/07796 278 294

Cazenove
Financial Advisor to Xstrata Plc
Duncan Hunter / Paul Reynolds
Telephone +44 20 7588 2828

Deutsche Bank
Joint Bookrunners
Toby Clark, Corporate Broking
Telephone +44 20 7547 6914

JPMorgan
Joint Bookrunners
John Lydon, Equity Capital & Derivative Markets
Telephone +44 20 7325 8273

xstrata

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, ITALY AND JAPAN. THIS RELEASE IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER OR AN ADVERTISEMENT OF AN OFFER OF SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

OFFERING OF US$600,000,000 3.95% GUARANTEED CONVERTIBLE BONDS DUE 2010

Zug, Monday 4 August 2003

Xstrata plc ("Xstrata") announces that it has launched an issue (the "Issue") of US$600,000,000 3.95% Guaranteed Convertible Bonds due 2010 (the "Bonds"), convertible into fully paid ordinary shares of Xstrata (the "Shares").

The Issue will incorporate a cashbox structure with the Bonds issued through Xstrata's wholly-owned subsidiary, Xstrata Capital Corporation A.V.V. (the "Issuer"). On exercise of the conversion right, the Bonds will be converted into preference shares (the "Preference Shares") of the Issuer and immediately exchanged for Shares. The Bonds are to be guaranteed by Xstrata. Cazenove is acting as Financial Adviser to Xstrata and Authorised Adviser in relation to the Issue. Deutsche Bank and JPMorgan are acting as Joint Bookrunners to the Issue.

The Bonds will be issued at par and will bear a coupon of 3.95% per annum. The conversion price will be £6.10 (US$9.807 at an exchange rate of £1=US$1.6077), representing a premium of 39.6% over the closing price of the Shares in London on 1 August 2003. If not converted or previously redeemed, the Bonds will be redeemed at par on 15 August 2010. The net proceeds of the Issue, estimated at US$588 million, will be used to repay part of the Group's existing borrowings under its Syndicated Loan Facility Agreement.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities.

Mr Trevor Reid, Xstrata's CFO, said: "The issue of convertible bonds achieves a number of financing objectives, including diversifying Xstrata's funding base, extending the maturity profile of the Group's debt and reducing the cost of the bank financing facility put in place at the time of the acquisition of MIM."

This release does not constitute an offer of securities in any jurisdiction in which it would be unlawful to or make such an offer. In order for this issue of Bonds to take place, the lock-

up entered into by Xstrata in connection with the recent rights issue has been waived by Deutsche Bank and JP Morgan.

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@Xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@Xstrata.com

Michael Oke & Claire Bithell
Prospero Financial
Telephone +44 20 7898 9394/9387
Mobile +44 7778 469630/07796 278
294

Cazenove
Financial Advisor to Xstrata Plc
Duncan Hunter / Paul Reynolds
Telephone +44 20 7588 2828

Deutsche Bank
Joint Bookrunners
Brett Olsher, Global Metals & Mining
Telephone +44 20 7545 6459
Marcus Le Grice, Equity Capital Markets
Telephone +44 20 7545 6736
Toby Clark, Corporate Broking
Telephone +44 20 7547 6914

JPMorgan
Joint Bookrunners
Lloyd Pengilly, Metals & Mining
Telephone +44 20 7325 6454
Ian Hannam, Equity Capital & Derivative Markets
Telephone +44 20 7325 1168
John Lydon, Equity Capital & Derivative Markets
Telephone +44 20 7325 8273

This communication has been issued by Xstrata plc and is the sole responsibility of Xstrata plc and is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Xstrata File
Number 82-34660

Offering Circular dated 11 August 2003

xstrata

Xstrata Capital Corporation A.V.V.

(incorporated in Aruba with limited liability under registered number 13174.0)

US$600,000,000

3.95 per cent. Guaranteed Convertible Bonds due 2010

Convertible into 3.95 per cent. Exchangeable Redeemable Preference Shares of Xstrata Capital Corporation A.V.V. which are guaranteed by and will be exchangeable immediately upon issuance for Ordinary Shares in

Xstrata plc

(incorporated in England and Wales with limited liability under registered number 4345939)

Issue Price: 100 per cent.

The US$600,000,000 3.95 per cent. Guaranteed Convertible Bonds due 2010 (the "Bonds") of Xstrata Capital Corporation A.V.V. ("Xstrata Finance" or the "Issuer") are proposed to be issued on 15 August 2003 (the "Issue Date") and are, subject as provided herein, convertible into 3.95 per cent. exchangeable redeemable preference shares of the Issuer having on the Issue Date a nominal value of US$0.50 each ("Preference Shares") which are guaranteed by Xstrata plc ("Xstrata" or the "Guarantor") and will be exchangeable immediately upon issuance for fully paid ordinary shares in the capital of the Guarantor having on the Issue Date a nominal value of US$0.50 each (the "Ordinary Shares").

Interest on the Bonds is payable semi-annually in arrear in equal instalments on 15 February and 15 August in each year, commencing on 15 February 2004. Interest payments will be made without withholding of or deduction for taxation unless the withholding or deduction is required by law, in which case the relevant payment will be made subject to such withholding or deduction.

Application has been made to the Financial Services Authority (the "UK Listing Authority") in its capacity as competent authority under the United Kingdom Financial Services and Markets Act 2000 (the "FSMA") for the Bonds to be admitted to the official list of the UK Listing Authority (the "Official List") and to London Stock Exchange plc (the "London Stock Exchange") for such Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on a stock exchange. A copy of this Offering Circular, which comprises listing particulars, has been delivered to the Registrar of Companies in England and Wales as required by Section 83 of the FSMA.

The Ordinary Shares are listed on the Official List and trade on the London Stock Exchange's market for listed securities under the symbol "XTA". The Ordinary Shares are also listed on SWX Swiss Exchange ("SWX") under the symbol "XTAN". The Preference Shares will not be listed on any stock exchange.

Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed at their principal amount on 15 August 2010.

See "Investment Considerations" for a discussion of certain factors that should be considered in connection with an investment in the Bonds.

The Bonds, the guarantee provided by the Guarantor in respect of the Bonds (the "Bond Guarantee"), the guarantee provided by the Guarantor in respect of the Preference Shares (the "Deed Poll" and, together with the Bond Guarantee, the "Guarantees"), the Preference Shares and the Ordinary Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any jurisdiction. Subject to certain exceptions, the Bonds, the Preference Shares and the Ordinary Shares may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as defined in Regulation S).

The Bonds will be offered and sold only in offshore transactions in accordance with Regulation S under the Securities Act.

The Bonds will be represented on issue by a global Bond in registered form (the "Global Bond") without coupons attached. The Global Bond is expected to be deposited on or about the Issue Date with, or on behalf of, a common depositary, and registered in the name of a common nominee, for Euroclear Bank N.A./N.V., as operator of the Euroclear system ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). The Global Bond will be exchangeable in whole but not in part for individual definitive Bonds in registered form, serially numbered in the denomination of US$1,000 and integral multiples thereof, in certain limited circumstances only as described therein and herein.

Joint Bookrunners and Lead Managers

Deutsche Bank **JPMorgan**

Adviser to Xstrata

Cazenove

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Guarantor or the Managers (as defined in "Subscription and Sale") to subscribe or purchase any of the Bonds, the Preference Shares or the Ordinary Shares. The distribution of this Offering Circular and/or the offering of the Bonds, the Preference Shares and/or the Ordinary Shares in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Guarantor and the Managers to inform themselves about and to observe any such restrictions. For a description of certain further restrictions on offers and sales of the Bonds, the Preference Shares and/or the Ordinary Shares and distribution of this Offering Circular, see "Subscription and Sale".

Each Manager has severally represented and agreed that no invitation has been or will be made, whether directly or indirectly, to or for the account of any person in or outside Aruba, to subscribe for, purchase or accept any Bonds or to, or for the account of any other person in or outside Aruba, to re-offer or resell, directly or indirectly, the Bonds unless by virtue of an exemption granted by the Central Bank of Aruba.

No person is authorised in connection with the issue, offering or sale of the Bonds to give any information or to make any representation not contained in this Offering Circular and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Issuer, the Guarantor or the Managers. The delivery of this Offering Circular at any time does not imply that there has been no change in the affairs of the Issuer, the Guarantor or the Group since the date hereof or that the information contained herein is correct as at anytime subsequent to its date.

In making an investment decision, potential investors must rely on their own examination of the Issuer, the Guarantor and the Group and the terms of the offering, including the merits and risks involved. Potential investors should not construe anything in this Offering Circular as legal, business or tax advice. Each potential investor should consult its own advisers as needed to make its investment decision and to determine whether it is legally permitted to purchase the Bonds under applicable laws and regulations.

If any prospective purchaser is in any doubt about the contents of this Offering Circular, such prospective purchaser should consult a stockbroker, bank manager, solicitor, accountant or other financial adviser.

None of the Issuer, the Guarantor or the Managers is providing any advice or recommendation in this Offering Circular on the merits of the purchase of, subscription for, or investment in, the Bonds, the Preference Shares and/or the Ordinary Shares or the exercise of any rights conferred by the Bonds, the Preference Shares and/or the Ordinary Shares.

Ordinary Shares to be issued on exchange of the Preference Shares issued on conversion of the Bonds will be issued in uncertificated form by the Guarantor through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the holder of such Bonds elects to hold the Ordinary Shares in certificated registered form or, at the time of issuance, the Ordinary Shares are not a participating security in CREST.

In this Offering Circular, capitalised terms which are not otherwise defined shall have the respective meanings given in "Definitions and Glossary".

Contents

The following is a summary of the principal features of the Bonds and is qualified in its entirety by the detailed information appearing elsewhere in this Offering Circular and, in particular, "Terms and Conditions of the Bonds". Potential purchasers of the Bonds are urged to read this Offering Circular in its entirety. Terms used in this summary and not otherwise defined shall have the meanings given to them in "Terms and Conditions of the Bonds".

Issuer	Xstrata Capital Corporation A.V.V., a subsidiary of Xstrata plc.
Guarantor	Xstrata plc
Bonds	US$600,000,000 3.95 per cent. Guaranteed Convertible Bonds due 2010 convertible into fully paid Preference Shares of the Issuer which are guaranteed by the Guarantor and which will be exchangeable immediately upon issuance for fully paid Ordinary Shares of the Guarantor.
Issue Date	15 August 2003
Keep-Well Agreement	The Issuer will have the benefit of a keep-well agreement (the "Keep-Well Agreement") to be entered into with the Guarantor on or around the Issue Date. The Keep-Well Agreement does not constitute a guarantee. See "General Information – Material Contracts – Keep-Well Agreement".
Issue Price	100 per cent. of the principal amount of the Bonds.
Interest	The Bonds will bear interest from (and including) 15 August 2003 (the "Issue Date") at a rate of 3.95 per cent. per annum payable semi-annually in arrear on 15 February and 15 August in each year. The first such payment of interest will be made on 15 February 2004 in respect of the full semi-annual period from (and including) the Issue Date to (but excluding) 15 February 2004.
Form and Denomination	The Bonds will be represented by the Global Bond without coupons attached. The Global Bond will be exchangeable in whole but not in part for individual definitive Bonds in registered form, serially numbered in the denomination of US$1,000 and integral multiples thereof, in certain limited circumstances only as described therein and herein. The Global Bond is expected to be deposited on or about the Issue Date with, or on behalf of, a common depositary, and registered in the name of a common nominee, for Euroclear and Clearstream, Luxembourg. Beneficial interests in the Global Bond will be shown on, and transfers thereof will be effected through, records maintained in book-entry form by Euroclear or Clearstream, Luxembourg and their respective accountholders. Ownership of beneficial interests in the Global Bond will be limited to persons that have accounts with Euroclear or Clearstream, Luxembourg or persons who hold interests through such accountholders. Ordinary Shares to be issued on exchange of the Preference Shares issued on conversion of the Bonds will be issued in uncertificated form by the Guarantor through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the holder of such Bonds elects to hold the Ordinary Shares in certificated registered form or, at the time of issuance, the Ordinary Shares are not a participating security in CREST.

Final Redemption	Unless previously redeemed or converted or purchased and in each case cancelled, the Bonds will be redeemed on 15 August 2010 (the "Final Maturity Date") at their principal amount together with unpaid accrued interest (if any).
Ranking of the Bonds and the Guarantees	The Bonds will constitute direct, unconditional, unsubordinated and (subject as provided in "Terms and Conditions of the Bonds – Negative Pledge") unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) with all other unsecured and unsubordinated obligations of the Issuer from time to time outstanding. The payment obligations of the Issuer under the Bonds and the Preference Shares will be guaranteed on a direct, unconditional, unsubordinated and (subject, in the case of the Bonds, as provided in "Terms and Conditions of the Bonds – Negative Pledge") unsecured basis under the Bond Guarantee and the Deed Poll, respectively and (subject as aforesaid and save for certain obligations required to be preferred by law) will rank *pari passu* with all other unsecured and unsubordinated obligations of the Guarantor from time to time outstanding.
Conversion and Exchange	Each Bond will entitle the holder to convert such Bond (the "Conversion Right") into Preference Shares of the Issuer at a price equal to the Paid-up Value (as defined below) of the Preference Share at any time on or after 26 September 2003 to the close of business (at the place where the relevant Bond is deposited for conversion) on the fourteenth calendar day prior to the Final Maturity Date (both days inclusive), unless such Bond is called for redemption prior to the Final Maturity Date then up to the close of business (at the place aforesaid) on the fourteenth calendar day prior to the date fixed for redemption. See "Terms and Conditions of the Bonds – Conversion". The Preference Shares will then, in turn, be exchanged immediately for Ordinary Shares in the Guarantor as described in "Terms and Conditions of the Bonds – Conversion". The initial Exchange Price will be 610 pence per Ordinary Share. The number of Ordinary Shares for which a Preference Share will be exchangeable will be determined by dividing the Paid-up Value of the Preference Share (translated into pounds sterling at the fixed rate of US$1.6077 =£1.00) by the Exchange Price in effect on the Conversion Date (as defined below) rounding down to the nearest whole number of Ordinary Shares. The Exchange Price will be subject to adjustment in certain circumstances, as described in "Terms and Conditions of the Bonds – Conversion", including upon the Guarantor making a Capital Distribution and upon a change of control of the Guarantor. See "Terms and Conditions of the Bonds – Conversion".
Ordinary Shares	Ordinary Shares allotted on exchange of the Preference Shares will be issued credited as fully paid having, on the Issue Date, a nominal value of US$0.50 each and will rank *pari passu* in all respects with all fully paid Ordinary Shares in issue on the relevant Conversion Date, save as provided in "Terms and Conditions of the Bonds – Conversion – (e) Ordinary Shares".
Preference Shares	Preference Shares of the Issuer having, on the Issue Date, a nominal value of US$0.50 each, will be issued upon conversion of the Bonds at a premium of US$999.50 credited as fully paid at US$1,000 per Preference Share.

Redemption at the option of the Issuer	On giving not less than 30 nor more than 90 calendar days' notice to the Trustee and the Bondholders, the Issuer: (i) may at any time on or after 6 September 2007, redeem all, but not some only, of the Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption, provided that the average of the middle market quotations of an Ordinary Share as derived from the Relevant Stock Exchange for 20 dealing days within the 30-day period ending on the fifth day prior to the date on which the relevant Redemption Notice is given to Bondholders shall have been at least 130 per cent. of the average of the Exchange Price (as adjusted) in effect (or deemed to be in effect) on each such dealing day; or (ii) may, at any time, redeem all, but not some only, of the Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption if, prior to the date of such notice, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) have been effected in respect of 85 per cent. or more in principal amount of the Bonds originally issued. See "Terms and Conditions of the Bonds – Redemption and Purchase – Redemption at the Option of the Issuer".
Withholding Taxes/ No tax gross up	Payments in respect of the Bonds will be made subject to such withholding or deduction for or on account of taxes as required by law. Neither the Issuer nor the Guarantor will be required to pay any additional or further amounts to Bondholders in respect of any such withholding or deduction. See "Terms and Conditions of the Bonds – Taxation".
Events of Default	For a description of certain events that will permit acceleration of the Bonds, see "Terms and Conditions of the Bonds – Events of Default". Upon acceleration for any such event, the Bonds will become immediately due and repayable at their principal amount together with unpaid accrued interest (if any).
Negative Pledge	The Bonds will have the benefit of a negative pledge. See "Terms and Conditions of the Bonds – Negative Pledge".
Cross Default	The Bonds will have the benefit of a cross-default. See "Terms and Conditions of the Bonds – Events of Default".
Certain Covenants	The Issuer will issue the Bonds pursuant to the terms of a Trust Deed to be entered into by the Issuer, the Guarantor and Law Debenture Trustees Limited, as Trustee. The Trust Deed will prohibit the Guarantor from amending the terms of the Deed Poll without the consent of the Trustee or the approval of an Extraordinary Resolution of Bondholders and will contain certain other covenants.
Governing Law	The Trust Deed, the Bonds, the Deed Poll and the Keep-Well Agreement will be governed by, and construed in accordance with, the laws of England.
Trustee	Law Debenture Trustees Limited.
Principal Paying, Transfer, Conversion and Exchange Agent	Citibank, N.A. London.
Registrar	Citibank AG & Co. KGaA, Frankfurt.

Lock Up	The Guarantor has undertaken that it will not and will ensure that none of its subsidiaries, affiliates or any holding company will, prior to the expiry of 30 days following the Issue Date without the prior written consent of the Managers, such consent not be unreasonably withheld or delayed (i) directly or indirectly, issue, offer, sell, contract to issue or sell, issue or sell any option or contract to purchase, purchase any option or contract to issue or sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly (or publicly announce any intention of doing so) any Ordinary Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of Ordinary Shares, whether any such swap or transaction described in paragraph (i) or (ii) above is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, except in certain limited circumstances, as more fully described in "Subscription and Sale".
Sales Restrictions	There are restrictions on offers and sales of the Bonds, the Preference Shares and the Ordinary Shares, *inter alia*, in the United States, the United Kingdom and Aruba. See "Subscription and Sale".
Listing and Trading	Application has been made to the UK Listing Authority for the Bonds to be admitted to the Official List and to the London Stock Exchange for the Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. The Ordinary Shares are listed on the Official List and trade on the London Stock Exchange's market for listed securities under the symbol "XTA". The Ordinary Shares are also listed on SWX under the symbol "XTAN". The Preference Shares will not be listed on any stock exchange.
ISIN	XS0174289347
Common Code	017428934
Use of Proceeds	The net proceeds of the issue of the Bonds, estimated to be approximately US$588 million, will be used to repay part of the Group's existing borrowings under the Syndicated Loan Facility Agreement.

Currencies

In this Offering Circular, references to "Australian dollars" or "A$" are to the lawful currency of Australia, references to "CHF", "Swiss Francs" or "Swiss francs" are to the lawful currency of Switzerland, references to "euro" or "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended, references to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, references to "rand" or "ZAR" are to the lawful currency of South Africa, references to "US dollars", "US$" or "cents" are to the lawful currency of the United States, references to "ARS" are to the lawful currency of Argentina and references to "yen" are to the lawful currency of Japan.

Unless otherwise indicated, the financial information contained in this Offering Circular has been presented in US dollars. In addition, solely for convenience, this Offering Circular contains translations of relevant currencies to US dollars at specified rates. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate indicated or at any other rate.

The basis of translation of Australian dollars and rand amounts into US dollars for the purpose of inclusion in the financial information set out in "Financial Information" at the end of this Offering Circular are shown in the table below:

Australian dollars	Average rate	Period end rate
Year ended 31 December 2001	1.9352	1.9556
Year ended 30 June 2002	1.9115	1.7776
Year ended 31 December 2002	1.8402	1.7801

rand	Average rate	Period end rate
Year ended 31 December 2000	6.9387	7.5650
Year ended 31 December 2001	8.6249	12.0900
Year ended 31 December 2002	10.5035	8.5702

Ore reserve and mineral resource reporting – basis of preparation

Other than as set out below, ore reserves and mineral resources reported in this Offering Circular comply with the "Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves". This Code is subtitled "Report of the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia", and is commonly referred to as the "JORC Code". The edition of the JORC Code in force as at the date of this Offering Circular is dated September 1999. The JORC Code recognises a fundamental distinction between resources and reserves. Resources are based on mineral occurrences quantified on the basis of geological data and an assumed cut-off grade, and are divided into Measured, Indicated and Inferred categories reflecting decreasing confidence in geological and grade continuity. No allowances are included for dilution and losses during mining, but the reporting of resource estimates carries the implication that there are reasonable prospects for eventual economic exploitation. Resources may therefore be viewed as the estimation stage prior to the application of more stringent economic criteria for reserve definition, such as a rigorously defined cut-off grade and mine design outlines, along with allowances for dilution and losses during mining. Under this system of reporting, it is common practice for companies to include in the resource category material with a high expectation of conversion to reserves, but for which the required detailed mine design work has not yet been undertaken.

Ore reserves as defined by the JORC Code are designated as Proved and Probable and are derived from the corresponding Measured and Indicated Resource estimates by including allowances for dilution and losses during mining. It is an explicitly stated further requirement that other modifying economic, mining, metallurgical, marketing, legal, environmental, social and governmental factors also be taken into account. Reporting conventions that may be adopted are to report resource estimates as including that portion separately assigned to the Proved and Probable category, or to report resources as additional to that portion separately assigned to the Proved and Probable category.

Other than as set out below, the reserve and resource estimates provided in this Offering Circular comply with the reserve and resource definitions of the JORC Code. The resource estimates shown include that portion separately assigned to, and presented as Proved and Probable Reserves. As permitted by the JORC Code, Proved and Probable ore (coal) reserves are

combined in certain places in this Offering Circular and reported as "Recoverable Reserves". The relevant definitions from the September 1999 edition of the JORC Code can be found in "Definitions and Glossary" below.

In this Offering Circular, resource and reserve estimates in the case of the Group have, where indicated, been extracted without material adjustment from the Xstrata IPO Listing Particulars or from the Xstrata Circular and are, unless otherwise indicated, reported as at 31 December 2002, except for the New South Wales, Australia and South African coal mines and the Australian and South African vanadium operations, for which resource and reserve estimates are reported as at 31 December 2001, which have been extracted without material adjustment from the Xstrata IPO Listing Particulars and are reported as at the above mentioned dates. These resource and reserve estimates are included in the aggregate resource and reserve estimates in "Description of the Xstrata Group" below.

In this Offering Circular, resource and reserve estimates in the case of MIM are reported as at 31 December 2002. The resource and reserve estimates for MIM have been extracted without material adjustment from the Xstrata Circular and were estimated as at 30 June 2002 and adjusted for actual production in the six months to 31 December 2002.

Inferred Resources

The reserves and resources tables in "Description of the Xstrata Group" below make reference to "Inferred Resources". An Inferred Resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. This categorisation is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Resources and reserves, production and sales

In this Offering Circular, unless expressly stated otherwise, references to resources and reserves are to attributable resources and attributable reserves. Attributable resources means that part of the resources from a mine in which the Group has an economic interest. Attributable reserves means that part of the reserves from a mine in which the Group has an economic interest. Attributable resources and attributable reserves therefore exclude resources and reserves attributable to minority interests in controlled subsidiaries and the interests of joint venture partners. Reserves are a subset of resources and are included in resource estimates.

In this Offering Circular, production has been measured in two ways:

- **Mine production** or **total production** or **total mine production**. Mine production or total production or total mine production is equal to the total production from a particular mine or operation for the whole year regardless of ownership of that mine or that operation.
- **Attributable production**. Attributable production is that part of mine, total or total mine production in which the Group had an economic interest at the relevant time. It, therefore, excludes production attributable to minority interests in controlled subsidiaries and the interests of joint venture partners.

In this Offering Circular, sales by volume have been measured in two ways:

- **Total sales** or **total mine sales**. Total sales or total mine sales is equal to the total sales from a particular mine or operation for the whole year regardless of ownership of that mine or that operation.
- **Attributable sales**. Attributable sales is that part of sales from a particular mine or operation in which the Group had an economic interest at the relevant time. It therefore excludes sales attributable to minority interests in controlled subsidiaries and the interests of joint venture partners.

The following, subject to completion and amendment and save for the paragraphs in italics, are the terms and conditions of the Bonds which will be incorporated by reference into the Global Bond and will be endorsed on each Bond in definitive form (if issued):

The Bonds are constituted by a trust deed dated 15 August 2003 (the "Trust Deed") between the Issuer, the Guarantor and Law Debenture Trustees Limited (the "Trustee", which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the holders of the Bonds. The issue of the Bonds was authorised pursuant to a resolution of the Managing Director of the Issuer passed on 24 July 2003 and the giving of the Bond Guarantee was authorised by a resolution of the Board of Directors of the Guarantor passed on 17 July 2003 and a committee of the Board of Directors of the Guarantor passed on 30 July 2003. The statements in these terms and conditions (the "Conditions") include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Bonds. Copies of the Trust Deed, the paying, transfer, conversion and exchange agency agreement dated 15 August 2003 (the "Agency Agreement") relating to the Bonds between the Issuer, the Guarantor, the Trustee and Citibank, N.A. (the "Principal Paying, Transfer, Conversion and Exchange Agent", which expression shall include any successor as principal paying, transfer, conversion and exchange agent under the Agency Agreement) and the paying, transfer, conversion and exchange agents for the time being (such parties, together with the Principal Paying, Transfer, Conversion and Exchange Agent, being referred to as the "Paying, Transfer, Conversion and Exchange Agents", which expression shall include their successors as paying, transfer, conversion and exchange agents under the Agency Agreement) and Citibank, N.A. in its capacity as registrar (the "Registrar", which expression shall include any successor as registrar under the Agency Agreement), an English language translation of the Articles of Association of the Issuer (the "Articles of the Issuer"), the Issuer Board Resolution and the deed poll (the "Deed Poll") executed and delivered by the Guarantor on 15 August 2003 are available for inspection during normal business hours by Bondholders at the registered office of the Trustee, being at the date hereof at Fifth Floor, 100 Wood Street, London EC2V 7EX. Bondholders are entitled to the benefit of, are bound by and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of all the provisions of the Agency Agreement, the Articles of the Issuer and the Issuer Board Resolution that are applicable to them. Only holders of Preference Shares will have the benefit of the Deed Poll.

The Bonds are convertible into fully paid 3.95 per cent. exchangeable redeemable preference shares in the Issuer (the "Preference Shares") having a paid-up value (the "Paid-up Value") of US$1,000 each comprising a nominal value of US$0.50 and a premium of US$999.50. Payments in respect of the Preference Shares are guaranteed by the Guarantor pursuant to the Deed Poll. The Preference Shares will be issued subject to, and in accordance with, these Conditions, the Articles of the Issuer and the Issuer Board Resolution.

The Preference Shares will, following their issue, immediately be exchanged for fully paid ordinary shares in the Guarantor (the "Ordinary Shares") having at the date hereof a nominal value of US$0.50 each, in accordance with these Conditions, the provisions of the Articles of the Issuer, the Issuer Board Resolution and the Deed Poll. The price at which any such exchange will be made (the "Exchange Price") will, subject to adjustment in certain circumstances as set out in the Issuer Board Resolution, be 610 pence per Ordinary Share. The number of Ordinary Shares for which a Preference Share will be exchangeable will be determined by dividing the Paid-up Value (translated into pounds sterling at the fixed rate of US$1.6077 = £1.00) by the Exchange Price in effect on the Conversion Date.

Words and expressions not otherwise defined in any Condition shall have the meaning given to them in Condition 22 or in the Trust Deed, unless the context otherwise requires.

1. Form, Denomination and Title

(a) *Form and Denomination*

The Bonds will be issued in registered form in the Authorised Denominations without coupons attached and represented by a global Bond in registered form (the "Global Bond"). The Global Bond will be exchangeable in limited circumstances into definitive Bonds in registered form only in Authorised Denominations, serially numbered.

(b) *Bonds in definitive form*

Bonds in definitive form will be issued only upon exchange of interests in the Global Bond as described in the Global Bond.

The Bonds are not issuable in bearer form.

(c) *Title*

Title to the Bonds will pass by transfer and registration as described in Conditions 4 and 5. The holder (as defined below) of any Bond will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or its theft or loss (or that of the related certificate, as appropriate) or anything written on it or on the certificate representing it (other than a duly executed transfer thereof)) and no person will be liable for so treating the holder. In these Conditions, "Bondholder" and "holder" means the person in whose name a Bond is registered in the Register.

The Global Bond is expected to be deposited on or about the Issue Date with, or on behalf of, a common depositary for, and registered in the name of a common nominee for, Euroclear Bank N.A./N.V., as operator of the Euroclear system ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). Beneficial interests in the Global Bond will be shown on, and transfers thereof will be effected only through, records maintained in a book-entry form by Euroclear and Clearstream, Luxembourg in accordance with the applicable procedures of Euroclear and Clearstream, Luxembourg. Ownership of beneficial interests in the Global Bond will be limited to persons who maintain accounts with Euroclear and Clearstream, Luxembourg or persons who hold interests through such persons.

Interests in the Global Bond will be exchangeable in whole but not in part (free of charge to the holder) for individual definitive Bonds (which will be in registered form) in certain limited circumstances only that are described therein. Interests in the Global Bond are exchangeable in whole but not in part for individual Bonds if and only if (i) Euroclear or Clearstream, Luxembourg (or any alternative clearing system on behalf of which the Global Bond may be held) is closed for business for a continuous period of 14 calendar days or more (other than by reason of legal holidays) or announces an intention permanently to cease business or does in fact do so, or (ii) the Trustee gives written notice to the Issuer and the Guarantor pursuant to Condition 10 that the Bonds are due and repayable. Any Bonds issued in exchange for beneficial interests in the Global Bond will be issued to and delivered to such persons or registered in such name or names, as the case may be, as the holder of the Global Bond shall instruct the Principal Paying, Transfer, Conversion and Exchange Agent and/or the Registrar. It is expected that such instructions will be based upon directions received by Euroclear and Clearstream, Luxembourg from accountholders with respect to ownership of beneficial interests in the Global Bond. Notice of the issue of definitive Bonds in the circumstances set out in (i) or (ii) above will be given promptly by the Guarantor to the Bondholders in accordance with Condition 17.

2. Status

(a) *The Bonds*

The Bonds constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank *pari passu* without any preference among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) with all other unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

(b) *The Bond Guarantee*

The payment of all amounts payable in respect of the Bonds and all other moneys payable under or pursuant to the Trust Deed has been unconditionally and irrevocably guaranteed by the Guarantor in the Trust Deed (the "Bond Guarantee"). The obligations of the Guarantor under the Bond Guarantee are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Guarantor and (subject as aforesaid and save for certain obligations required to be preferred by law) rank *pari passu* with all other unsecured and unsubordinated obligations of the Guarantor from time to time outstanding.

3. Negative Pledge

So long as any of the Bonds remain outstanding (as defined in the Trust Deed) each of the Issuer and the Guarantor will ensure that no Relevant Indebtedness of the Issuer or the Guarantor will be secured by any Security Interest upon, or with respect to, the whole or any part of the present or future business, undertaking, assets or revenues (including any uncalled capital) of the Issuer or the Guarantor unless the Issuer or, as the case may be, the Guarantor shall, in the case of the creation of a Security Interest, before or at the same time and, in any other case, promptly take any and all action necessary to ensure that:

(a) all amounts payable by the Issuer under the Bonds and the Trust Deed or, as the case may be, by the Guarantor under the Bond Guarantee are secured by the Security Interest equally and rateably with the Relevant Indebtedness to the satisfaction of the Trustee; or

(b) such other Security Interest or other arrangement (whether or not it includes the giving of a Security Interest) is provided in favour of the Bondholders in respect of all amounts payable by the Issuer under the Bonds and the Trust Deed or, as the case may be, by the Guarantor under the Bond Guarantee, either (i) as the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Bondholders, or (ii) as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

4. Registration

The Issuer will cause a register (the "Register") to be kept at the specified office of the Registrar on which will be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers, redemptions and conversions of Bonds. Holders of Bonds will be entitled to receive only one Bond in respect of their entire holding.

5. Transfer of Bonds

(a) *Transfer*

Bonds may, subject to the terms of the Agency Agreement and to Conditions 5(b) and 5(c), be transferred in whole or in part in an Authorised Denomination by lodging the relevant Bond (with the form of application for transfer in respect thereof duly executed and duly stamped where applicable) at the specified office of the Registrar or any Paying, Transfer, Conversion and Exchange Agent.

No transfer of a Bond will be valid unless and until entered on the Register. A Bond may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number).

The Registrar will, within seven Business Days (as defined below) of the date of lodging of any duly made application for the transfer of a Bond in the place of the specified office of the Registrar or any Paying, Transfer, Conversion and Exchange Agent, deliver a new Bond to the transferee (and, in the case of a transfer of part only of a Bond, deliver a Bond for the untransferred balance to the transferor) at the specified office of the Registrar, or (at the risk and, if mailed at the request of the transferee or, as the case may be, the transferor otherwise than by ordinary mail, at the expense of the transferee or, as the case may be, the transferor) mail the Bond by uninsured mail to such address as the transferee or, as the case may be, the transferor may request.

(b) *Formalities Free of Charge*

Any such transfer as aforesaid will be effected without charge subject to (i) the person making such application for transfer paying or procuring the payment of any taxes, duties and other governmental charges in connection therewith, (ii) the Registrar being satisfied with the documents of title and/or identity of the person making the application, and (iii) such other reasonable requirements as the Issuer may from time to time agree with the Registrar and the Trustee. The exchange of interests in the Global Bond for definitive Bonds will be subject to the provisions of all applicable fiscal or other laws and regulations in effect at the time of such exchange.

(c) *Closed Periods*

Neither the Issuer nor the Registrar will be required to register the transfer of any Bond (or part thereof) (i) during the period of 15 calendar days immediately prior to the Final Maturity Date or any earlier date fixed for redemption of the Bonds pursuant to Condition 8(b), or (ii) during the period of 15 calendar days ending on (and including) any Record Date (as defined in Condition 9(c)) in respect of any payment of interest on the Bonds, or (iii) in respect of which a Conversion Notice (as defined in Condition 7(b)) has been delivered in accordance with Condition 7(b).

(d) *Business Days*

In these Conditions, "Business Day" means a day (other than a Saturday or Sunday) on which commercial banks are open for business in the relevant place.

6. Interest Payments

(a) *Interest Rate*

The Bonds bear interest from (and including) the Issue Date at the rate of 3.95 per cent. per annum calculated by reference to the principal amount thereof (subject to the withholding or deduction of any taxation required by law to be withheld or deducted at source) payable semi-annually in arrear in equal instalments on 15 February and 15 August in each year (each an "Interest Payment Date"). The first such payment of interest will be made on 15 February 2004 in respect of the full semi-annual period from (and including) the Issue Date to (but excluding) 15 February 2004 (the "First Interest Payment Date"). The amount of interest payable in respect of each Bond for any period which is not an Interest Period shall be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed, where "Interest Period" means the period beginning on (and including) the Issue Date and ending on (but excluding) the First Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

(b) *Accrual of Interest*

Each Bond will cease to bear interest (i) where the Conversion Right attached to it shall have been exercised, or the Trustee shall have exercised its rights of conversion with respect to it pursuant to Condition 7(c), from (and including) the Interest Payment Date immediately preceding the relevant Conversion Date or, if none, the Issue Date, (subject in any such case as specified in Condition 7(d) and as provided in the Articles of the Issuer and the Issuer Board Resolution) or (ii) where such Bond is redeemed or repaid pursuant to Condition 8 or Condition 10, from (and including) the due date for redemption unless, upon due presentation, payment of the full amount due is improperly withheld or refused, in which event such Bond shall continue to bear interest at the applicable rate (both before and after judgment) as provided in the Trust Deed, until (but excluding) whichever is the earlier of (1) the day on which all sums and/or Ordinary Shares due in respect of such Bonds up to that day are received by or on behalf of the relevant holder, and (2) the day which is seven calendar days after that on which the Trustee or the Principal Paying, Transfer, Conversion and Exchange Agent has notified the Bondholders of receipt of all sums and/or Ordinary Shares due in respect of all the Bonds up to such seventh calendar day.

7. Conversion

(a) *Conversion Right*

The holder of each Bond shall have the right (the "Conversion Right") to convert ("conversion") each US$1,000 principal amount of a Bond into one fully-paid Preference Share allotted at a price equal to the Paid-up Value and to require the Issuer forthwith to procure that such Preference Share be exchanged immediately, pursuant to the Articles of the Issuer, the Issuer Board Resolution and the terms and conditions of the Deed Poll and as provided in these Conditions, for Ordinary Shares of the Guarantor, having at the Issue Date a nominal value of US$0.50 each, issued and credited as fully paid, at any time on or after 26 September 2003 to the close of business (at the place where the relevant Bond is deposited for conversion) on the fourteenth calendar day prior to the Final Maturity Date (both days inclusive) or, if such Bond shall have been called for redemption pursuant to Condition 8(b) prior to the Final Maturity Date, then up to the close of business (at the place aforesaid) on the fourteenth calendar day prior to the date fixed for redemption thereof unless, in any such case, there shall be default in making payment in respect of such Bond on any such date fixed for redemption, in which event the Conversion Right shall extend (unless the Trustee shall have already exercised the relevant rights of conversion pursuant to Condition 7(c)) up to the close of business (at the place aforesaid) on the date on which the full amount of such payment becomes available for payment and notice of such availability has been duly given in accordance with Condition 17 or, if earlier, the Final Maturity Date; provided that in each case if the final such date for the exercise of Conversion Rights is not a Business Day in such place, then the right to exercise Conversion Rights shall end on the immediately preceding Business Day in such place.

Conversion Rights may not be exercised following the giving of notice by the Trustee pursuant to Condition 10.

A Conversion Right may only be exercised in respect of an Authorised Denomination. Where a Conversion Right is exercised in respect of part only of a Bond, the old Bond shall be cancelled and a new Bond for the balance thereof shall be issued in lieu thereof without charge but upon payment by the holder of any taxes, duties and other governmental charges payable in connection therewith and the Registrar will within seven Business Days following the relevant Conversion Date deliver such new Bond to the Bondholder at the specified office of the Registrar, or (at the

risk and, if mailed at the request of the Bondholder otherwise than by ordinary mail, at the expense of the Bondholder) mail the new Bond by uninsured mail to such address as the Bondholder may request.

Without prejudice to Condition 7(c), a Conversion Right may not be exercised by a Bondholder in circumstances where the relevant Conversion Date would fall during the period commencing on the Record Date in respect of any payment of interest on the Bonds and ending on the relevant Interest Payment Date (both days inclusive).

By exercising a Conversion Right, a Bondholder (or, in the case of the exercise of Conversion Rights by the Trustee pursuant to Condition 7(c), the Trustee) will be deemed, subject to and in accordance with the Articles of the Issuer and the Issuer Board Resolution, to have made a Share Exchange Call applicable to the Preference Shares arising on the exercise of such Conversion Right, and the Issuer will procure that such Preference Shares are immediately, following issue of such Preference Shares to the Bondholder or his nominee (or to the Trustee or as the Trustee directs, as the case may be), exchanged, in accordance with the Articles of the Issuer and the Issuer Board Resolution, for Ordinary Shares as at the relevant Conversion Date (without any further action being required to be taken by any Bondholder or the Trustee). Each of the Issuer and the Guarantor is entitled (at its own expense) to do all such things and make all such entries in the Issuer's and the Guarantor's respective register of members and execute all such documents, whether on behalf of the relevant Bondholders or otherwise, (including the execution of such instruments to transfer on behalf of the relevant Bondholders) as may be necessary to effect such exchange of Preference Shares for Ordinary Shares.

Provisions as to Share Exchange
The following is a summary of the provisions of the Preference Shares relating to Share Exchange Calls as contained in the Articles of the Issuer and the Issuer Board Resolution. The Articles of the Issuer and the Issuer Board Resolution are separate from and, for the avoidance of doubt, do not form part of, this document.

(A) The number of Ordinary Shares which the Issuer is required to procure are issued on the making of a Share Exchange Call shall be determined by dividing the Paid-up Value of the relevant Preference Shares (which shall be US$1,000 per Preference Share translated into pounds sterling at the fixed rate of US$1.6077=£1.00) by the exchange price (the "Exchange Price") in effect on the relevant Conversion Date. The initial Exchange Price is 610 pence per Ordinary Share and the Exchange Price shall thereafter be subject to adjustment in the circumstances described in the Issuer Board Resolution as summarised in paragraph (B) below. Fractions of Ordinary Shares will not be issued on exchange and no cash adjustment will be made. However, if a Share Exchange Call in respect of more than one Preference Share is exercised at any one time, the number of such Ordinary Shares to be issued in respect thereof shall be calculated on the basis of the aggregate Paid-up Value of such Preference Shares being so exchanged (rounded down to the nearest whole number). Where the Trustee shall have exercised its rights pursuant to Condition 7(c) of the Bonds, all relevant Bonds and Preference Shares shall, for the purpose of the immediately preceding sentence, be deemed to be held by one person. Ordinary Shares to be issued on exchange will be deemed to be registered as of the relevant Conversion Date in the name of the holder of the relevant Preference Shares or his nominee or, where they are to be issued to the Trustee pursuant to Condition 7(c) of the Bonds, the Trustee or its nominee on behalf of the relevant Bondholders.

(B) Adjustments to the Exchange Price
Upon the happening of any of the events described below, the Exchange Price will be adjusted in relation to subsequent exchanges of Preference Shares as follows:

(i) Consolidation, Reclassification or Subdivision: If and whenever there shall be an alteration to the nominal value of the Ordinary Shares as a result of consolidation, reclassification or subdivision, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such alteration by the following fraction:

$$\frac{A}{B}$$

where:

A is the nominal amount of one Ordinary Share immediately after such alteration; and

B is the nominal amount of one Ordinary Share immediately before such alteration.

Such adjustment shall become effective on the date the alteration takes effect.

(ii) Capitalisation of Profits or Reserves: If and whenever the Guarantor shall issue any Ordinary Shares credited as fully paid to the holders of Ordinary Shares ("Shareholders") by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than Ordinary Shares issued instead of the whole or any part of a cash dividend which the Shareholders would or could otherwise have received, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue by the following fraction:

$$\frac{A}{B}$$

where:

A is the aggregate nominal amount of the issued Ordinary Shares immediately before such issue; and

B is the aggregate nominal amount of the issued Ordinary Shares immediately after such issue.

Such adjustment shall become effective on the date of issue of such Ordinary Shares.

(iii) Capital Distribution: If and whenever the Guarantor shall pay or make any Capital Distribution (as defined below) to Shareholders, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such Capital Distribution by the following fraction:

$$\frac{A - B}{A}$$

where:

A is the Current Market Price (as defined below) of one Ordinary Share on the dealing day immediately preceding the date on which the Ordinary Shares are traded on the Relevant Stock Exchange (as defined below) ex- the relevant Capital Distribution; and

B is the portion of the Fair Market Value (as defined below) (as determined as at the date of announcement of the relevant Dividend) of the Capital Distribution attributable to one Ordinary Share, with such portion being determined by dividing the Fair Market Value of the aggregate Capital Distribution by the number of Ordinary Shares entitled to receive the relevant Dividend (or, in the case of a purchase of Ordinary Shares by or on behalf of the Issuer, by the number of Ordinary Shares issued and outstanding immediately prior to such purchase).

Such adjustment shall become effective on the date on which such Capital Distribution is made.

As used herein:

"Capital Distribution" means any Dividend which is, or to the extent determined to be, a capital distribution in accordance with the following formula:

$$E = A + B - C$$

where:

A is the Fair Market Value of the relevant Dividend ("Dividend A") (such Fair Market Value being determined as at the date of announcement of Dividend A);

B *is the Fair Market Value of all other Dividends (other than any Dividend or portion thereof which was or was previously determined to be a Capital Distribution) made in respect of the same fiscal year as Dividend A ("Fiscal Year A") (such Fair Market Value being determined in each case as at the date of announcement of the relevant Dividend);*

C *is equal to 120 per cent. of the highest Fair Market Value of all Dividends (other than any Dividend or portion thereof which was or was previously determined to be a Capital Distribution) made in respect of a fiscal year (such Fair Market Value being determined, in each case, as at the date of announcement of the relevant Dividend), provided that C shall never be less than US$126,000,000 converted into pounds sterling at the weighted average rate of exchange used to determine Dividend A and each of the other Dividends made in Fiscal Year A, if any such determination was required to be made; and*

E *is the Capital Distribution (provided that, if E is zero or a negative number, the Capital Distribution shall be deemed to be zero).*

"Dividend" means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of shares or other securities credited as fully or partly paid up), provided that:

(a) where a cash Dividend is announced which is to be, or may at the election of a holder or holders of Ordinary Shares be, satisfied by the issue or delivery of Ordinary Shares or other property or assets, then the Dividend in question shall be treated as a Dividend of (i) the cash Dividend so announced, or (ii) the Fair Market Value, on the date of announcement of such Dividend, of the Ordinary Shares or other property or assets to be issued or delivered in satisfaction of such Dividend (or which would be issued if all holders of Ordinary Shares elected therefor, regardless of whether any such election is made) if the Fair Market Value of such Ordinary Shares or other property or assets is greater than the cash Dividend so announced;

(b) for the purposes of the definition of Capital Distribution, any issue of Ordinary Shares falling within paragraph (B)(ii) shall be disregarded;

(c) a purchase or redemption of share capital by the Guarantor shall not constitute a Dividend unless, in the case of purchases of Ordinary Shares, the weighted average price (before expenses) on any one day in respect of such purchases exceeds by more than 5 per cent. the closing price of the Ordinary Shares on the Relevant Stock Exchange as derived from, or published by, the Relevant Stock Exchange at the opening of business either (1) on that date, or (2) where an announcement (excluding for the avoidance of doubt for these purposes any general authority for such purchases or redemptions approved by a general meeting of Shareholders or any meeting convening such a meeting of Shareholders) has been made of the intention to purchase Ordinary Shares at some future date at a specified price, on the dealing day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a dealing day, the immediately preceding dealing day, in which case such purchase shall be deemed to constitute a Dividend to the extent that the aggregate price paid (before expenses) in respect of such Ordinary Shares purchased by the Guarantor exceeds the product of (3) 105 per cent. of the closing price of the Ordinary Shares determined as aforesaid, and (4) the number of Ordinary Shares purchased by the Guarantor; and

(d) in making any such calculation, such adjustments (if any) shall be made as are determined by an Independent Financial Advisor to be appropriate to reflect any division or subdivision of the Ordinary Shares or any issue of Ordinary Shares by way of capitalisation of profits or reserves.

"Fair Market Value" means, with respect to any property on any date, the fair market value of that property as determined by an Independent Financial Adviser, provided that (1) the fair market value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend; (2) where options, warrants or other rights are publicly traded in a market of adequate liquidity as determined by an Independent Financial Adviser, the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing

prices of such options, warrants or other rights during the period of five dealing days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded, or such shorter period as such options, warrants or other rights are publicly traded; (3) where options, warrants or other rights are not publicly traded (as aforesaid), the fair market value of such options, warrants or other rights will be as determined by an Independent Financial Adviser on the basis of a commonly accepted market valuation method and taking account of such factors as it considers appropriate, including the market price per Ordinary Share, the dividend yield of an Ordinary Share, the volatility of such market price, prevailing interest rates and the terms of such options, warrants or other rights, including as to the expiry date and exercise price (if any) thereof, and (4) in the case of (1) converted into pounds sterling (if declared or paid in a currency other than pounds sterling) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in pounds sterling; and in the absence of such a stated rate of exchange and in the case of (2) and (3) converted into pounds sterling (if expressed in a currency other than pounds sterling) at such rate of exchange as determined by an Independent Financial Adviser to be the spot rate at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available); provided that for the purposes of determining Fair Market Value under paragraph (B)(v), references in this definition to options, warrants or other rights shall be deemed to be to the entitlement to such options, warrants or other rights as the case may be;

"Independent Financial Adviser" means an investment bank, bank or financial adviser of international repute appointed by the Guarantor for the relevant purpose and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed having regard to the interests of Bondholders) and acting as an expert or, if the Guarantor shall not have appointed such an adviser within 21 calendar days after becoming aware of the need for such appointment hereunder and the Trustee is indemnified to its satisfaction against the costs, fees and expenses of such adviser, appointed by the Trustee following notification to the Guarantor; and

"Relevant Stock Exchange" means at any time, in respect of the Ordinary Shares, the Official List of the United Kingdom Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 and/or, as the context requires, the market for listed securities of London Stock Exchange plc or, if the Ordinary Shares are not at that time so listed, the principal stock exchange or securities market on which the Ordinary Shares are then listed or quoted or dealt in.

(iv) Rights Issues of Ordinary Shares or Options over Ordinary Shares: If and whenever the Guarantor shall issue Ordinary Shares to Shareholders as a class by way of rights, or issue or grant to Shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price (as defined below) per Ordinary Share on the dealing day immediately preceding the date of the announcement of the terms of the issue or grant of such Ordinary Shares, options, warrants or other rights, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue or grant by the following fraction:

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such announcement;

B is the number of Ordinary Shares which the aggregate amount (if any) payable for the Ordinary Shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Ordinary Shares deliverable on the exercise thereof would purchase at such Current Market Price per Ordinary Share; and

C is the number of Ordinary Shares issued or, as the case may be, deliverable on the exercise of such options, warrants or other rights.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.

(v) Rights Issues of other Securities: If and whenever the Guarantor shall issue any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares) to Shareholders as a class by way of rights, or grant to Shareholders as a class by way of rights, any options, warrants or other rights to subscribe for or purchase or otherwise acquire any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares), the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue or grant by the following fraction:

$$\frac{A - B}{A}$$

where:

A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the date on which the terms of such issue or grant are publicly announced; and

B is the Fair Market Value on the date of such announcement, of the portion of the rights attributable to one Ordinary Share.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.

(vi) Issues at less than Current Market Price: If and whenever the Guarantor shall issue (otherwise than as mentioned in sub-paragraph (B)(iv)) wholly for cash any Ordinary Shares (other than Ordinary Shares issued on the making of a Share Exchange Call or on the exercise of any other rights of conversion into, or exchange or subscription for or purchase of, Ordinary Shares), or grant (otherwise than as mentioned in sub-paragraph (B)(iv)) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of announcement of the terms of such issue or grant, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue by the following fraction:

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before the issue of such Ordinary Shares or the grant of such options, warrants or rights;

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the issue of such Ordinary Shares or, as the case may be, for the issue of such options, warrants or rights and the Ordinary Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights would purchase at such Current Market Price per Ordinary Share; and

C is the maximum number of Ordinary Shares to be issued pursuant to such issue of such additional Ordinary Shares or upon exercise of such options, warrants or rights.

Such adjustment shall become effective on the date of issue of such additional Ordinary Shares or, as the case may be, the grant of such options, warrants or rights.

(vii) Other Issues at less than Current Market Price: If and whenever the Guarantor or any Subsidiary of the Guarantor or (at the direction or request of or pursuant to any arrangements with the Guarantor or any Subsidiary of the Guarantor), any other company, person or entity (otherwise than as mentioned in paragraphs

(B)(iv), (B)(v) or (B)(vi)) shall issue wholly for cash or for no consideration any securities (other than the Bonds (excluding for this purpose any further bonds issued pursuant to Condition 18 of the Bonds and other than the Preference Shares)) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, or purchase of, or otherwise to acquire, Ordinary Shares issued or to be issued by the Guarantor (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms might be redesignated as Ordinary Shares, and the consideration per Ordinary Share receivable upon conversion, exchange, subscription, purchase, acquisition or redesignation is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of announcement of the terms of issue of such securities (or the terms of such grant), the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue (or grant) by the following fraction:

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such issue or grant (but where the relevant securities carry rights of conversion into, or rights of exchange or subscription for, or purchase or acquisition of, Ordinary Shares which have been issued by the Guarantor for the purposes of, or in connection with, such issue, less the number of such Ordinary Shares so issued);

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription or purchase or acquisition attached to such securities or, as the case may be, for the Ordinary Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Ordinary Share; and

C is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription or purchase or acquisition attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Ordinary Shares to be issued or to arise or be made available from any such redesignation.

Such adjustment shall become effective on the date of issue or grant of such securities.

(viii) Modification of Rights of Conversion, etc: If and whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such securities as are mentioned in paragraph (B)(vii) (other than in accordance with the terms (including terms as to adjustment) applicable to such securities) so that following such modification the consideration per Ordinary Share receivable is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of announcement of the proposals for such modification, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such modification by the following fraction:

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such modification (but where the relevant securities carry rights of conversion into, or rights of exchange or subscription for, or purchase or acquisition of, Ordinary Shares which have been issued by the Guarantor for the purposes of, or in connection with, such issue, less the number of such Ordinary Shares so issued);

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription or purchase or acquisition attached to the securities so modified would purchase at such

Current Market Price per Ordinary Share or, if lower, the existing conversion, exchange, subscription or purchase price of such securities; and

C is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription, purchase or acquisition attached thereto at the modified conversion, exchange, subscription or purchase price or rate but giving credit in such manner as determined by an Independent Financial Adviser to be appropriate for any previous adjustment under this paragraph (B)(viii) or paragraph (B)(vii) above.

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such securities.

(ix) Other Offers to Shareholders: If and whenever the Guarantor or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Guarantor or any of its Subsidiaries) any other company, person or entity shall offer any securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Exchange Price falls to be adjusted under paragraph (B)(iv) (or would fall to be so adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market Price per Ordinary Share on the relevant dealing day) or under paragraph (B)(v)) the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before the making of such offer by the following fraction:

$$\frac{A - B}{A}$$

where:

A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the date on which the terms of such offer are publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one Ordinary Share.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights on the Relevant Stock Exchange.

(x) Exchange Price adjustment upon Change of Control: If an offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985 of Great Britain, or any modification or re-enactment thereof), to acquire the whole or any part of the issued ordinary share capital of the Guarantor or if any person proposes a scheme with regard to such acquisition and (such offer or scheme having become or been declared unconditional in all respects) the Guarantor becomes aware that, other than in circumstances constituting an Excluded Relevant Event, the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Guarantor has or will become unconditionally vested in the offeror and/or such associate(s) as aforesaid (a "Relevant Event"), the Guarantor and/or the Issuer shall give written notice thereof to Bondholders (which shall include notice of the Exchange Price applicable as a consequence of the occurence of the Relevant Event as set out below) within 14 calendar days of the first day on which it becomes so aware, which notice shall contain a statement informing the Bondholders of their entitlement to exercise their Conversion Rights as provided in the Conditions. Upon any exercise of Conversion Rights within 60 calendar days following a Relevant Event or, if later, 60 calendar days following the date on which notice thereof is given, the Exchange Price shall be adjusted by dividing the Exchange Price in force immediately prior to such Relevant Event by a figure calculated in accordance with the formula and subsequent proviso set out below:

$$A \times \frac{C}{B}$$

where:

A is the arithmetic average of the historic daily median of the bid and offer price quoted by each of three leading market makers in the Bonds selected by the Guarantor and approved by the Trustee and expressed as a percentage of the nominal amount thereof for each day during the Calculation Period;

B is the average of the daily highest and lowest quoted prices expressed in US dollars (translated from pounds sterling at the US$:£ exchange rate appearing on or derived from Reuters' Page FXBENCH as at or about 12 noon (London time) on such day) of an Ordinary Share during the Calculation Period as derived from the Relevant Stock Exchange; and

C is the average Exchange Price (as adjusted from time to time) expressed in US dollars (translated from pounds sterling at the fixed rate of US$1.6077 = £1.00) during the Calculation Period,

provided that no increase of the Exchange Price shall be made pursuant to this paragraph (B)(x);

As used herein:

"Calculation Period" means a period of 30 consecutive days ending on, or if the Commencement Date occurs prior to the day that is 35 calendar days after the Issue Date, a period commencing on the Issue Date and ending on, the fifth dealing day prior to the Commencement Date;

"City Code" means the City Code on Takeovers and Mergers;

"Commencement Date" means commencement of an offer period (as determined in accordance with the City Code, as if the City Code applied to the Guarantor) and being an offer period in respect of which or in relation to which a Relevant Event occurs or, as the case may be, the date of the announcement of a scheme in relation to which a Relevant Event occurs, provided that if the Commencement Date would otherwise have occurred less than 90 calendar days after the end of a previous offer period (as determined in accordance with the City Code, as if the City Code applied to the Guarantor), then the Commencement Date shall be the commencement of such previous offer period (determined as above); and

"Excluded Relevant Event" means a scheme or an offer as referred to in this paragraph (B)(x) which:

(a) upon full implementation would result in the Guarantor being a wholly-owned subsidiary of a body corporate more than 50 per cent. of the share capital having the right ordinarily to vote on a poll at a general meeting of which would be held by persons who received such share capital pursuant to the scheme or offer in their capacity as Shareholders; and

(b) incorporates or is accompanied by arrangements pursuant to which each Bondholder is given a reasonable opportunity to exchange the Bonds held by such Bondholder for bonds to be issued by such new holding company convertible into shares of such new holding company on terms determined by an independent investment bank of international repute in London selected by the Guarantor and approved in writing by the Trustee to be such that the Bondholders are not disadvantaged in comparison with the holders of the ordinary share capital of the Guarantor.

(xi) Other Events: If the Guarantor determines that an adjustment should be made to the Exchange Price as a result of one or more events or circumstances not referred to in paragraphs (B)(i) to (B)(x) (even if the relevant event or circumstance is specifically excluded from the operation of paragraphs (B)(i) to (B)(x)), the Guarantor shall, at its own expense and acting reasonably, request a firm of accountants or an independent investment bank in London of international repute (acting in either case as experts), in each case selected by the Guarantor and, in each case, approved in writing by the Trustee (such consent not to be unreasonably withheld or delayed), to determine as soon as practicable what adjustment (if any, and provided that it shall result in a reduction to the Exchange Price) to the Exchange Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such

adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this paragraph (B)(xi) if such firm of accountants or such independent investment bank are so requested to make such a determination not more than 21 calendar days after the date on which the relevant event or circumstance arises.

For the purpose of any calculation of the consideration receivable referred to in paragraphs (B)(vi), (B)(vii) and (B)(viii), the following provisions shall apply:

(a) the aggregate consideration receivable for Ordinary Shares issued for cash shall be the amount of such cash provided that in no case shall any deduction be made for any commission, fees or any expenses paid or incurred by the Guarantor for any underwriting of the issue or otherwise in connection therewith; and

(b) (1) the aggregate consideration receivable for Ordinary Shares to be issued or otherwise made available upon the conversion or exchange of any securities shall be deemed to be the consideration received or receivable for any such securities, and (2) the aggregate consideration receivable for Ordinary Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration received or receivable for such securities or, as the case may be, for such options, warrants or rights which is attributed by the Guarantor to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration is so attributed, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the date of the announcement of the terms of issue of such securities or, as the case may be, such options, warrants or rights, plus in the case of each of (1) and (2) above, the additional minimum consideration (if any) to be received upon the conversion or exchange of such securities, or upon the exercise of such rights of subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights, and (3) the consideration per Ordinary Share receivable upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such securities or, as the case may be, upon exercise of such options, warrants or rights shall be the aggregate consideration referred to in (1) or (2) above (as the case may be), divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate.

On any adjustment, the resultant Exchange Price, if not an integral multiple of £0.01, shall be rounded down to the nearest whole £0.01. No adjustment shall be made to the Exchange Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Exchange Price then in effect. Any adjustment not required to be made, and any amount by which the Exchange Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment but such subsequent adjustment shall be made on the basis that the adjustment not required to be made has been made at the relevant time.

No adjustment will be made to the Exchange Price where shares or other securities (including rights warrants or options) are issued, offered, exercised, allotted, appropriated, modified or granted to employees (including directors holding executive office) of the Guarantor or any Subsidiary or any associated company of the Guarantor pursuant to any employees' share scheme (as defined in Section 743 of the Companies Act 1985 of Great Britain or any modification or re-enactment thereof).

The Exchange Price may not be reduced so that, on the making of a Share Exchange Call, Ordinary Shares would fall to be issued at a discount to their nominal value.

Where more than one event which gives or may give rise to an adjustment to the Exchange Price occurs within such a short period of time that, in the opinion of a firm of accountants or of an independent investment bank of international repute in London in either case selected by the Guarantor and approved in writing by the Trustee, a modification to the operation of the adjustment provisions is required in order to give the intended result, such modification shall be made to the operation of the adjustment provisions

as may be advised by such accountants or investment bank to be in their opinion appropriate to give such intended result.

Where the circumstances giving rise to any adjustment pursuant to this paragraph (B) have already resulted or will result in an adjustment to the Exchange Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Exchange Price, such modification shall be made to the operation of the provisions of this paragraph (B) as may be advised by of a firm of accountants or of an independent investment bank of international repute in London in either case selected by the Guarantor and approved in writing by the Trustee to be in their opinion appropriate to give the intended result.

If any doubt shall arise as to the appropriate adjustment to the Exchange Price, a certificate of a firm of accountants or of an independent investment bank of international repute in London in either case selected by the Guarantor and approved in writing by the Trustee shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

As used above:

"Bonds" means the US$600,000,000 3.95 per cent. Guaranteed Convertible Bonds due 2010;

"Current Market Price" means, in respect of an Ordinary Share at a particular date, the simple average of the bid and offer quotations published by, or derived from, the Relevant Stock Exchange for one Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five day period the Ordinary Shares shall have been quoted ex-dividend and during some other part of that period the Ordinary Shares shall have been quoted cum-dividend then:

(a) if the Ordinary Shares to be issued do not rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); and

(b) if the Ordinary Shares to be issued do rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount,

and provided further that if the Ordinary Shares on each of the said five dealing days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Ordinary Shares to be issued do not rank for that dividend the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

"dealing day" means a day on which the Relevant Stock Exchange is open for business and Shares may be dealt in on the Relevant Stock Exchange;

"securities" includes, without limitation, shares in the share capital of the Guarantor; and

"Subsidiary" means any subsidiary undertaking (within the meaning of Section 258 of the Companies Act 1985 of Great Britain).

If the Conversion Date in relation to any Bond shall be after the record date for any such issue, distribution, grant or offer (as the case may be) as is mentioned in paragraphs (B)(ii) to (B)(v) and paragraph (B)(ix), or any such issue as is mentioned in paragraph (B)(vi) and (B)(vii) which is made to the

Shareholders or any class of them, but before the relevant adjustment becomes effective under this paragraph (B), the Guarantor shall (conditional upon the relevant such adjustment becoming effective) procure that there shall be issued to the converting Bondholder, in accordance with the instructions contained in the Conversion Notice or, as the case may be, to the Trustee or as directed by the Trustee (subject, in each such case, to any applicable exchange control or other laws or other regulations), such additional number of Ordinary Shares (if any) as, together with the Ordinary Shares issued or to be issued on conversion of the relevant Bond and exchange of the related Preference Share, is equal to the number of Ordinary Shares which would have been required to be issued on conversion of such Bond and exchange of the related Preference Share if the relevant adjustment (more particularly referred to in the said provisions of this paragraph (B)) to the Exchange Price had in fact been made and become effective immediately after the relevant record date. Such additional Ordinary Shares will be allotted within one month after the relevant Conversion Date or, if later, within one month after the date of issue of Ordinary Shares or other securities if the adjustment results from the issue of Ordinary Shares. Any such additional Ordinary Shares will be issued in uncertificated form through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the holder of such beneficial interests elects to hold such additional Ordinary Shares in certificated registered form or, at the time of issuance, the Ordinary Shares are not a participating security in CREST.

References to any issue or offer to Shareholders "as a class" or "by way of rights" shall be taken to be references to an issue or offer to all or substantially all Shareholders other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer.

(b) *Procedure for Conversion*

The Conversion Right attaching to any Bond may be exercised by delivering the relevant Bond to the specified office of any Paying, Transfer, Conversion and Exchange Agent or the Registrar during its usual business hours, accompanied by a duly completed and signed notice of conversion (a "Conversion Notice") in the form (for the time being current) obtainable from any Paying, Transfer, Conversion and Exchange Agent or the Registrar. Delivery as aforesaid shall not be required in the case of the Trustee exercising rights of conversion pursuant to Condition 7(c). Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Paying, Transfer, Conversion and Exchange Agent or the Registrar to whom the relevant Conversion Notice is delivered is located.

The conversion date in respect of a Bond (the "Conversion Date") shall be the London business day immediately following the date of such delivery and, if applicable, the making of any payment to be made or indemnity given under these Conditions in connection with the exercise of such Conversion Right or, in the case of the Trustee exercising rights of conversion pursuant to Condition 7(c), the relevant redemption date, save that for the purposes of calculating the amount of interest payable in such circumstances pursuant to Condition 7(c), the Conversion Date shall mean the date which would have been the Conversion Date had Conversion Rights been exercised by holders of the relevant Unexercised Bonds (as defined in Condition 7(c)) on the last day of the relevant period for exercise of Conversion Rights by such holders pursuant to Condition 7(a). A Conversion Notice once delivered shall be irrevocable.

A Bondholder exercising a Conversion Right or the Trustee exercising its rights of conversion under Condition 7(c) must pay (in the case of the Trustee by means of deduction from the net proceeds of sale referred to in Condition 7(c)) any stamp, capital, transfer, issue, registration, documentary, transaction or other similar tax arising on the relevant conversion (other than any stamp, capital, transfer, issue, registration, documentary, transaction or other similar tax payable in Aruba, the United Kingdom or Switzerland or any jurisdiction where the Issuer or the Guarantor is resident for tax purposes or where the Issuer or Guarantor has a permanent establishment, branch or agency, on the issue of the Preference Shares or the Ordinary Shares to be issued in exchange for Preference Shares on conversion of the Bonds, such taxes being payable by the Issuer, failing whom the Guarantor, apart from (a) any stamp duty or stamp duty reserve tax that arises under Sections 67, 70, 93 or 96 of the United Kingdom Finance Act 1986 to the extent that the stamp duty or stamp duty reserve tax exceeds that which would have been payable had the person to whom the Preference Shares or the Ordinary Shares were issued not been a person falling within Section 67(6), (7) or (8), Section 70(6), (7) or (8), Section 93(2) or (3) or Section 96(1) of such Act (as applicable) or (b) any Swiss Securities

Transfer Tax arising solely in consequence of Bonds, Preference Shares or Ordinary Shares being converted, issued or exchanged by or through a Swiss securities dealer (unless the use of a Swiss securities dealer as the person by or through whom the bonds, preference shares or ordinary shares are converted, issued or exchanged occurs at the direction of the Issuer or Guarantor or is required by law) to the extent that the Securities Transfer Tax exceeds that which would have been payable had the Swiss securities dealer not been involved, such taxes (a) and (b) to be paid by the Bondholders or the Trustee (as the case may be)) and such Bondholder or the Trustee (as the case may be) must pay (in the case of the Trustee, by way of deduction from the net proceeds of sale as aforesaid) all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond or Preference Share in connection with such conversion.

Neither the Preference Shares nor the Ordinary Shares will be available for issue (i) to, or to a nominee for, Euroclear, Clearstream, Luxembourg or any other person providing a clearance service within the meaning of Section 96 of the Finance Act 1986 of the United Kingdom, or (ii) to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts within the meaning of Section 93 of the Finance Act 1986 of the United Kingdom, in each case at any time prior to the "abolition day" as defined in Section 111(1) of the Finance Act 1990 of the United Kingdom.

Ordinary Shares to be issued on exchange of the Preference Shares issued on conversion of the Bonds will be issued in uncertificated form by the Guarantor through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the Bondholder elects to hold the Ordinary Shares in certificated registered form or, at the time of issuance, the Ordinary Shares are not a participating security in CREST. Certificates for Ordinary Shares issued on conversion (if Ordinary Shares are in certificated form) will be dispatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) within one month following the Conversion Date.

(c) *Automatic Conversion on Redemption*

The Trust Deed provides that the Trustee may, at its absolute discretion (and without any responsibility for any loss occasioned thereby), within the period commencing on the date thirteen calendar days immediately prior to, and ending at the close of business on the London business day immediately prior to, the date fixed for redemption from time to time of any of the Bonds (including any redemption under Condition 8(a) or 8(b)), elect by notice in writing to the Issuer to convert the aggregate principal amount of Bonds due for redemption on such date and in respect of which Conversion Rights have not been exercised ("Unexercised Bonds") into Preference Shares on the applicable Conversion Date if all necessary consents (if any) have been obtained and the Trustee is satisfied or is advised by an independent investment bank of international repute in London appointed by the Trustee at the cost of the Guarantor that the net proceeds of an immediate sale of the Ordinary Shares arising on the exchange of such Preference Shares at the Exchange Price on the applicable Conversion Date (disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, issue or registration duties consequent thereon) would be likely to exceed by 5 per cent. or more the aggregate amount of principal and interest which would otherwise be payable on the date fixed for redemption in respect of such Unexercised Bonds.

Save as provided in Condition 7(d), no interest shall accrue from (and including) the Interest Payment Date immediately preceding the Conversion Date (or, if such date falls before the First Interest Payment Date, from (and including) the Issue Date) in respect of such Unexercised Bonds in respect of which the Trustee's conversion election as aforesaid shall have been made.

All of the Ordinary Shares issued on such conversion and exchange shall be sold by, or on behalf of, the Trustee as soon as practicable, and (subject to any necessary consents being obtained and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the allotment and sale thereof and the exercise of its election under this Condition 7(c)) the net proceeds of sale together with accrued interest (if any) in respect of such Unexercised Bonds shall, if not in US dollars, be converted into US dollars in such manner and at such time and at such rates as the Trustee shall consider appropriate and shall be held by the Trustee and distributed rateably to the holders of such Unexercised Bonds in accordance with Condition 9 and the Trust Deed. If the date fixed for redemption in respect of such Unexercised Bonds falls during a period commencing on an Interest Payment Date and ending on the date falling seven calendar days after such Interest Payment Date (both dates inclusive) a sum equal to the interest payable on that Interest Payment Date in respect of such Unexercised Bonds and which has been paid to the holders thereof will be deducted from the net proceeds of sale payable to the relevant

holder and shall be paid to the Issuer. The amount of such net proceeds of sale payable to a holder of Unexercised Bonds pursuant to this Condition 7(c) shall be treated for all purposes as the full amount due from the Issuer in respect of the Unexercised Bonds.

The Trustee shall have no liability in respect of the exercise or non-exercise of its discretion pursuant to this Condition 7(c) or the timing of such exercise or, where relevant, in respect of any sale of Ordinary Shares or conversion of any amounts into US dollars, whether for the timing of any such sale or conversion or the price at which any such Ordinary Shares are sold or the rate at which any such amounts are converted into US dollars, or the inability to sell any such Ordinary Shares or make such conversion or otherwise.

(d) *Interest on Conversion*

If any notice requiring the redemption of any Bonds is given pursuant to Condition 8(b) on or after the fifteenth London business day prior to a record date which has occurred since the last Interest Payment Date (or, in the case of the first Interest Period, since the Issue Date) (whether such notice is given before, on or after such record date) in respect of any dividend or distribution payable in respect of the Ordinary Shares where such notice specifies a date for redemption falling on or prior to the date which is 14 calendar days after the Interest Payment Date next following such record date, interest shall accrue on Bonds in respect of which Conversion Rights shall have been exercised or in respect of which the Trustee shall have exercised its rights of conversion pursuant to Condition 7(c) and in any such case in respect of which the Conversion Date falls after such record date and on or prior to the Interest Payment Date next following such record date, in each case from (and including) the preceding Interest Payment Date (or, if such Conversion Date falls before the first Interest Payment Date, from (and including) the Issue Date) to (but excluding) such Conversion Date.

Any such interest shall be paid by the Issuer not later than 14 calendar days after the relevant Conversion Date by US dollar cheque drawn on, or by transfer to, a US dollar account maintained with a branch of a bank in New York City in accordance with instructions given by the relevant Bondholder or, in the case of the exercise of such rights by the Trustee, the Trustee.

(e) *Ordinary Shares*

(i) The Guarantor undertakes that it will procure that Ordinary Shares allotted on exchange for the Preference Shares will be fully paid and will rank *pari passu* in all respects with the fully paid Ordinary Shares in issue on the Conversion Date, except that the Ordinary Shares so allotted will not rank for any dividend or other distribution declared, paid or made by reference to a record date prior to such Conversion Date.

(ii) Save as provided in Condition 7(d), no payment or adjustment shall be made on conversion for any interest which otherwise would have accrued on the relevant Bonds from (and including) the Interest Payment Date immediately preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the First Interest Payment Date, from (and including) the Issue Date).

(f) *Preference Shares*

(i) Preference Shares allotted pursuant to these Conditions will be fully paid and will rank *pari passu* with all (if any) fully paid Preference Shares in issue on the Conversion Date.

(ii) Preference Shares will be allotted prior to the allotment of the Ordinary Shares for which they are exchangeable and will be allotted as of the relevant Conversion Date and will be allotted (1) to the holder of the Bond completing the relevant Conversion Notice, or (2) to the Trustee or as the Trustee may direct (in the case of an exercise by the Trustee of its rights pursuant to Condition 7(c)).

8. Redemption and Purchase

(a) *Final Redemption*

Unless previously purchased and cancelled, redeemed or converted as herein provided, the Bonds will be redeemed at their principal amount on the Final Maturity Date. The Bonds may only be redeemed at the option of the Issuer prior to the Final Maturity Date in accordance with this Condition 8.

(b) *Redemption at the Option of the Issuer*
On giving not less than 30 nor more than 90 calendar days' notice to the Trustee and the Bondholders in accordance with Condition 17, the Issuer:

(i) may, at any time on or after 6 September 2007, redeem all, but not some only, of the Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption, provided that the average of the middle market quotations of an Ordinary Share as derived from the Relevant Stock Exchange for 20 dealing days within the 30-day period ending on the fifth day prior to the date on which the relevant Redemption Notice (as defined below) is given to Bondholders (as provided below) shall have been at least 130 per cent. of the average of the Exchange Price (as adjusted) in effect (or deemed to be in effect) on each such dealing day; or

(ii) may, at any time, redeem all, but not some only, of the Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption, if, prior to the date of such notice, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) have been effected in respect of 85 per cent. or more in principal amount of the Bonds originally issued.

For the purposes of the above, if on any dealing day in such 30-day period as mentioned above the Ordinary Shares shall have been quoted cum-dividend then the middle market quotation on each dealing day on which the Ordinary Shares shall have been quoted "cum-dividend" shall be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

A notice given by the Issuer under Condition 8(b) (a "Redemption Notice") shall specify (1) the date (the "Redemption Date") when the relevant redemption will take place, (2) the Exchange Price, (3) the closing price quoted for the Ordinary Shares as derived from the Daily Official List of the London Stock Exchange at the close of business and the aggregate principal amount of the Bonds outstanding, in each case as at the latest practicable date prior to the publication of the Redemption Notice, and (4) the last day on which Conversion Rights may be exercised by Bondholders.

(c) *Purchase*
Subject to the requirements (if any) of the London Stock Exchange and the UK Listing Authority and any other stock exchange on which the Bonds may be listed at the relevant time, the Issuer or the Guarantor or any Subsidiary of the Issuer or the Guarantor or any holding company of the Issuer or the Guarantor (within the meaning of Section 736 of the Companies Act 1985 of Great Britain) may at any time purchase Bonds in the open market or otherwise at any price and such Bonds may be retained for the account of the relevant purchaser or resold or otherwise dealt with at its discretion. Any purchase by tender shall be made available to all Bondholders alike. The Bonds so purchased, while held by or on behalf of the Issuer, the Guarantor or any such Subsidiary or holding company, shall not entitle the holder to vote at any meetings of the Bondholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Bondholders or for the purposes of Conditions 10, 14 and 19.

(d) *Cancellation*
All Bonds redeemed or converted will be cancelled forthwith and may not be reissued or resold. All Bonds purchased by or on behalf of the Issuer or the Guarantor or any Subsidiary of the Issuer or the Guarantor or any holding company of the Issuer or the Guarantor (as aforesaid) may be surrendered for cancellation, by surrendering each such Bond to the Principal Paying, Transfer, Conversion and Exchange Agent and, if so surrendered, shall be cancelled forthwith (and may not be reissued or resold) and the obligations of the Issuer and the Guarantor in respect of any such Bonds shall be discharged.

(e) *Multiple Notices*
If more than one notice of redemption is given pursuant to this Condition 8, the first of such notices to be given shall prevail.

9. Payments

(a) *Principal*

Payments of principal or the net proceeds of any sale of Ordinary Shares pursuant to Condition 7(c) or accrued interest payable on a redemption of the Bonds pursuant to Condition 8(b) or on a repayment of the Bonds pursuant to Condition 10 other than on an Interest Payment Date will be made to the persons shown on the Register at close of business London time on the Record Date and subject to surrender of the Bonds at the specified office of the Registrar or any of the Paying, Transfer, Conversion and Exchange Agents.

(b) *Interest and other Amounts*

(i) Payments of interest due on an Interest Payment Date will be made to the persons shown in the Register at close of business London time on the Record Date.

(ii) Payments of all amounts other than as provided in Condition 9(a) and (b)(i) will be made as provided in these Conditions.

(c) *Record Date*

"Record Date" means the seventh London business day before the due date for the relevant payment.

(d) *Payments*

Each payment in respect of the Bonds pursuant to Condition 9(a) and (b) will be made by United States dollar cheque drawn on a branch of a bank in New York City mailed to the holder of the relevant Bond at his address appearing in the Register. However, upon application by the holder to the specified office of the Registrar or any Paying, Transfer, Conversion and Exchange Agent not less than 15 calendar days before the due date for any payment in respect of a Bond, such payment may be made by transfer to a United States dollar account maintained by the payee with a bank in New York City.

Where payment is to be made by cheque, the cheque will be mailed, on the Payment business day (as defined below) preceding the due date for payment or, in the case of payments referred to in Condition 9(a), if later, on the Payment business day (as defined below) on which the relevant Bond is surrendered as specified in Condition 9(a) (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder).

(e) *Payments subject to fiscal laws*

All payments are subject in all cases to any applicable fiscal or other laws and regulations. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

(f) *Paying, Transfer, Conversion and Exchange Agents*

The initial Paying, Transfer, Conversion and Exchange Agents and the Registrar and their initial specified offices are listed below. The Issuer and the Guarantor reserve the right at any time with the approval of the Trustee to vary or terminate the appointment of any Paying, Transfer, Conversion and Exchange Agent or the Registrar and appoint additional or other Paying, Transfer, Conversion and Exchange Agents or another Registrar, provided that they will maintain (i) a Principal Paying, Transfer, Conversion and Exchange Agent, (ii) Paying, Transfer, Conversion and Exchange Agents having a specified office in London (so long as the Bonds are listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities), and (iii) maintain a Registrar with a specified office outside the United Kingdom. Notice of any change in the Paying, Transfer, Conversion and Exchange Agents or Registrar or their specified offices will promptly be given to the Bondholders.

(g) *Delay in payment*

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amounts due (i) as a result of the due date not being a Payment business day (as defined below), (ii) if the Bondholder is late in surrendering the relevant Bond, or (iii) if a cheque mailed in accordance with this Condition arrives after the due date for payment.

(h) *Payment Business Days*

In this Condition, "Payment business day" means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in New York City and London and, in the case of surrender

of a Bond, in the place of the specified office of the Registrar or relevant Paying, Transfer, Conversion and Exchange Agent, to whom the relevant Bond is surrendered.

10. Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution of the Bondholders shall, subject in each case to being indemnified to its satisfaction, (but, in the case of the happening of any of the events mentioned in sub-paragraphs (b) to (h) (other than (d)) and (j) inclusive, only if the Trustee shall have certified in writing to the Issuer and the Guarantor that such event is, in its opinion, materially prejudicial to the interests of the Bondholders), give notice in writing to the Issuer and the Guarantor that the Bonds are, and they shall accordingly thereby forthwith become, immediately due and repayable at their principal amount together with accrued interest, if applicable (as provided in the Trust Deed) if any of the following events (each an "Event of Default") shall have occurred and be continuing:

(a) if default is made for a period of 14 calendar days or more in the payment of any interest due in respect of the Bonds or any of them; or

(b) if the Issuer or the Guarantor fails to perform or observe any of its other obligations expressed to be binding upon it, notwithstanding that the same shall not be so binding by virtue of any rule of law or otherwise, under the Bonds or the Trust Deed and (except where the Trustee shall have certified to the Issuer and the Guarantor in writing that it considers such failure to be incapable of remedy in which case no such notice or continuation as is hereinafter mentioned will be required) such failure continues for the period of 30 calendar days (or such longer period as the Trustee may in its absolute discretion permit) next following the service by the Trustee of notice on the Issuer or, as the case may be, the Guarantor requiring the same to be remedied; or

(c) if (i) any indebtedness for borrowed money of the Issuer, the Guarantor or any Material Subsidiary becomes due and repayable prior to its stated maturity by reason of an event of default except where the Issuer, the Guarantor or any Material Subsidiary, as the case may be, is contesting such event of default in good faith and by appropriate action, or (ii) any such indebtedness for borrowed money is not paid when due or, as the case may be, within any originally applicable grace period except where the Issuer, the Guarantor or any Material Subsidiary, as the case may be, is contesting its liability in good faith by appropriate action, or (iii) the Issuer, the Guarantor or any Material Subsidiary fails to pay when due (or, as the case may be, within any originally applicable grace period) any amount payable by it under any present or future guarantee for, or indemnity in respect of, any indebtedness for borrowed money except where the Issuer, the Guarantor or any Material Subsidiary, as the case may be, is contesting its liability under such guarantee or indemnity in good faith and by appropriate action, or (iv) any Security Interest given by the Issuer, the Guarantor or any Material Subsidiary for any indebtedness for borrowed money of any other person becomes enforceable by reason of a default, event of default or other similar event in relation thereto and the holder thereof shall have commenced proceedings or appointed a receiver, manager or similar officer to take steps to enforce the same except where the Issuer, the Guarantor or such Material Subsidiary, as the case may be, is contesting such default, event of default or other similar event, as the case may be, in good faith and by appropriate action, provided that no event described in this Condition 10(c) shall constitute an Event of Default unless the aggregate amount of the relevant indebtedness for borrowed money or any such guarantee or indemnity as aforesaid in respect of which any one or more of the events mentioned above in this Condition 10(c) has or have occurred equals or exceeds US$25,000,000 or its equivalent in other currencies (as determined by the Trustee); or

(d) if any order shall be made by any competent court or any resolution shall be passed for the winding up or dissolution of the Issuer or the Guarantor, save for the purpose of amalgamation, merger, consolidation, reorganisation, reconstruction or other similar arrangement on terms previously approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed having regard to the interests of the Bondholders) or by an Extraordinary Resolution of the Bondholders; or

(e) if any order shall be made by any competent court or any resolution shall be passed for the winding up or dissolution of a Material Subsidiary, save for the purposes of amalgamation, merger, consolidation, reorganisation, reconstruction or other similar arrangement (i) not involving or arising out of the insolvency of such Material Subsidiary and under which all the surplus assets of such Material Subsidiary are transferred to the Issuer, the Guarantor or any of the Guarantor's other Subsidiaries, or (ii) on terms previously approved in writing by the Trustee (such approval not to be

unreasonably withheld or delayed having regard to the interests of Bondholders) or by an Extraordinary Resolution of the Bondholders; or

(f) if the Guarantor or any Material Subsidiary shall cease to carry on the whole or substantially the whole of its business, except (i) in each case for the purpose of amalgamation, merger, consolidation, reorganisation, reconstruction or other similar arrangement (A) on terms previously approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed having regard to the interests of Bondholders) or by an Extraordinary Resolution of the Bondholders, or (B) in the case of a Material Subsidiary not involving or arising out of the insolvency of such Material Subsidiary and under which all or substantially all of its assets are transferred to another member or members of the Group or to a transferee or transferees which immediately upon such transfer become(s), a member or members of the Group, or (ii) as a result of any disposal of assets by a Material Subsidiary either (1) to any other Subsidiary of the Guarantor or the Guarantor, or (2) to any other person on arm's length terms; or

(g) if the Issuer, the Guarantor or any Material Subsidiary shall suspend or announce its intention to suspend payment of its debts generally or shall be declared or adjudicated by a competent court to be unable, or shall admit in writing its inability, to pay its debts generally (within the meaning of Section 123(1) or (2) of the Insolvency Act 1986 other than Section 123(1)(a)) as they fall due, or shall be adjudicated or found insolvent by a competent court or shall enter into any composition or other similar arrangement with its creditors generally under Section 1 of the Insolvency Act 1986; or

(h) if a receiver, administrative receiver, administrator or other similar official shall be appointed in relation to the Issuer, the Guarantor or any Material Subsidiary or, as the case may be, in relation to the whole or substantially the whole of the undertaking or assets of any of them or a distress, execution or other process shall be levied or enforced upon or sued out against, or any encumbrancer shall take possession of, the whole or substantially the whole of the assets of any of them and in any of the foregoing cases (other than the appointment of an administrator) it or he shall not be paid out or discharged within 60 calendar days (or such longer period as the Trustee may in its absolute discretion permit) or, following such 60 calendar day period, the appointment is not being contested in good faith and by appropriate action; or

(i) the Bond Guarantee is not (or is claimed by the Guarantor not to be) in full force and effect; or

(j) any event occurs (i) under the laws of Aruba, in the case of the Issuer, or (ii) under the laws of England, in the case of the Guarantor, or (iii) under the laws of its country of incorporation, in the case of a Material Subsidiary, which has an analogous effect to any of the events referred to in sub-paragraphs (d), (e), (g) or (h) in this Condition 10.

11. Taxation

All payments in respect of the Bonds and the Bond Guarantee will be made without withholding of or deduction for taxation unless such withholding or deduction is required by law, in which case the relevant payment will be made subject to such withholding or deduction. Neither the Issuer nor the Guarantor will be required to pay any additional or further amounts in respect of any such withholding or deduction.

12. Undertakings

(a) *Deed Poll*

Whilst any Bond remains outstanding, the Guarantor will, save with the approval of an Extraordinary Resolution of the Bondholders or the prior written approval of the Trustee where, in the Trustee's opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval or, in the case of an amendment to the Deed Poll, unless the amendment is agreed by the Trustee as provided in Condition 14, perform all of its obligations under, and not make any amendment to, the Deed Poll.

(b) *Undertakings of the Guarantor*

Whilst any Bond remains outstanding, the Guarantor will and the Deed Poll provides that while any Share Exchange Call remains to be satisfied the Guarantor will, save with the approval of the Bondholders by an Extraordinary Resolution or with the prior written approval of the Trustee where, in its opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval:

(i) at all times keep available for issue free from pre-emptive rights out of its authorised but unissued capital such number of Ordinary Shares as would enable the obligation of the Issuer to procure that Preference Shares be exchanged for Ordinary Shares pursuant to the making of a Share Exchange Call and all rights of subscription and exchange for and conversion into Ordinary Shares to be satisfied in full and to take all actions necessary to effect the issue and allotment of Ordinary Shares at the times and in the manner set out in the Articles of the Issuer and the Issuer Board Resolution;

(ii) not, other than in circumstances constituting an Excluded Relevant Event, issue or pay up any securities, in either case by way of capitalisation of profits or reserves, other than (1) by the issue of fully paid Ordinary Shares to the Shareholders and other holders of shares in the capital of the Guarantor, if any, which by their terms entitle the holders thereof to receive Ordinary Shares on a capitalisation of profits or reserves, or (2) by the issue of Ordinary Shares paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend, or (3) by the issue of fully paid equity share capital (other than Ordinary Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of the Guarantor, if any, which by their terms entitle the holders thereof to receive equity share capital (other than Ordinary Shares) on a capitalisation of profits or reserves, unless in any such case, the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect, give rise) to an adjustment of the Exchange Price in accordance with the terms of the Issuer Board Resolution;

(iii) not in any way modify the rights attaching to the Ordinary Shares with respect to voting, dividends or liquidation nor issue any other class of equity share capital carrying any rights which are more favourable than such rights, provided that nothing in this Condition 12(b)(iii) shall prevent (1) the issue of any equity share capital to employees (including directors holding executive office) whether of the Guarantor or any of its Subsidiaries or any of the Guarantor's associated companies by virtue of their office or employment pursuant to any scheme or plan approved by the Guarantor in general meeting or which is established pursuant to such a scheme or plan which is or has been so approved, or (2) any consolidation or subdivision of the Ordinary Shares or the conversion of any Ordinary Shares into stock or vice versa, or (3) any modification of such rights which is determined by an Independent Financial Adviser not to be, materially prejudicial to the interests of the holders of the Bonds, or (4) without prejudice to any rule of law or legislation (including regulations made under Section 207 of the Companies Act 1989 of Great Britain or any other provision of that or any other legislation), the conversion of Ordinary Shares into, or the issue of any Ordinary Shares in, uncertificated form (or the conversion of Ordinary Shares in uncertificated form into certificated form) or the amendment of the Articles of Association of the Guarantor to enable title to securities of the Guarantor (including Ordinary Shares) to be evidenced and transferred without a written instrument or any other alteration to the Articles of Association of the Guarantor made in connection with the matters described in this Condition 12 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including Ordinary Shares, dealt with under such procedures), or (5) any issue of equity share capital where the issue of such equity share capital results or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect or that the consideration per Ordinary Share receivable therefor (as described in the Articles of the Issuer and/or the Issuer Board Resolution) is at least 95 per cent. of the Current Market Price per Ordinary Share, otherwise result in an adjustment of the Exchange Price, or (6) any issue of equity share capital or modification of rights attaching to the Ordinary Shares where prior thereto the Guarantor shall at its own expense and acting reasonably have requested a firm of accountants or an independent investment bank in London of international repute (acting in either case as experts) in each case selected by it and approved in writing by the Trustee (such consent not to be unreasonably withheld or delayed) to determine what (if any) adjustments should be made to the Exchange Price as being fair and reasonable to take account thereof and such firm of accountants or investment bank shall have determined in accordance with the Articles of the Issuer and the Issuer Board Resolution either that no adjustment is required or that an adjustment resulting in a reduction of the Exchange Price is required and, if so, the new Exchange Price as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly);

(iv) procure that no securities (whether issued by the Guarantor or any of its Subsidiaries or procured by the Guarantor or any of its Subsidiaries to be issued) issued without rights to convert into, or exchange or subscribe for, Ordinary

Shares shall subsequently be granted such rights exercisable at a consideration per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share at close of business on the last dealing day preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect, give rise) to an adjustment of the Exchange Price and that at no time shall there be in issue Ordinary Shares of differing nominal values, save where such Ordinary Shares have the same economic rights;

(v) not make any issue, grant or distribution or take any other action if the effect thereof would be that, on the conversion of Bonds, Ordinary Shares would (but for the provisions of the Articles of the Issuer and the Issuer Board Resolution) have to be issued at a discount to their nominal value or otherwise could not, under any applicable law then in effect, be legally issued as fully paid;

(vi) not reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof except (1) pursuant to the terms of issue of the relevant share capital, or (2) by means of a purchase or redemption of share capital of the Guarantor to the extent permitted by applicable law or which would not constitute a capital distribution as permitted by Section 130(2) of the Companies Act 1985 of Great Britain, or (3) a reduction of the share premium account to facilitate the writing off of goodwill arising on consolidation which requires the confirmation of the High Court of England and Wales (the "High Court") and which does not involve the return, either directly or indirectly, of an amount standing to the credit of the share premium account of the Guarantor and in respect of which the Guarantor shall have tendered to the High Court such undertaking as it may require prohibiting, so long as any of the Bonds remains outstanding, the distribution (except by way of capitalisation issue) of any reserve which may arise in the books of the Guarantor as a result of such reduction, or (4) where the reduction does not involve any distribution of assets and is effected by way of cancellation for the purposes of a scheme of arrangement pursuant to Section 425 of the Companies Act 1985 of Great Britain, or (5) solely in relation to a change in the currency in which the nominal value of the Ordinary Shares is expressed, or (6) by way of transfer of reserves as permitted under applicable laws and/or (7) where the reduction results in (or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect, result in) an adjustment to the Exchange Price;

(vii) if any offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985 of Great Britain, or any modification or re-enactment thereof)), to acquire all or a majority of the issued ordinary share capital of the Guarantor, or if any person proposes a scheme with regard to such acquisition, give notice of such offer or scheme to the Bondholders at the same time as any notice thereof is sent to its Shareholders (or as soon as practicable thereafter) that details concerning such offer or scheme may be obtained from the specified offices of the Paying, Transfer, Conversion and Exchange Agents and the Registrar and, where such an offer or scheme has been recommended by the Board of Directors of the Guarantor, or where such an offer has become or been declared unconditional in all respects, other than in circumstances constituting an Excluded Relevant Event, use its reasonable endeavours to procure that a like offer or scheme is extended to the holders of any Ordinary Shares issued during the period of the offer or scheme arising out of the exercise of the Conversion Rights and/or to the holders of the Bonds;

(viii) use all reasonable endeavours to ensure that the Ordinary Shares issued upon exchange of any Preference Shares will be admitted to the Relevant Stock Exchange and SWX Swiss Exchange and will be listed, quoted or dealt in on any other stock exchange or securities market on which the Ordinary Shares may then be listed or quoted or dealt in; and

(ix) directly or indirectly, be the beneficial owner of all of the ordinary share capital of the Issuer.

For the above purposes in relation to the Guarantor "ordinary share capital" has the meaning ascribed to it in Section 832 of the Income and Corporation Taxes Act 1988 and "equity share capital" has the meaning ascribed to it in Section 744 of the Companies Act 1985 of Great Britain.

(c) *Undertakings of the Issuer and the Guarantor*
Whilst any Bond remains outstanding, the Issuer will, and the Guarantor will procure that the Issuer will, save with the approval of an Extraordinary Resolution of the Bondholders or with the prior written approval of the Trustee where, in the Trustee's opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval:

(i) comply with its obligations under the Articles of the Issuer and the Issuer Board Resolution and not make any amendment to the Articles of the Issuer or the Issuer Board Resolution which would vary, abrogate or modify the rights appertaining to the Preference Shares;

(ii) keep available for issue free from pre-emptive rights out of its authorised but unissued capital such number of Preference Shares as would enable all the unexercised Conversion Rights and any other rights of conversion into, subscription for and exchange into Preference Shares to be satisfied in full;

(iii) not issue any other share capital with rights which are more favourable than the rights attaching to the Preference Shares as respects dividends or payment of the Paid-up Value thereof or on a return of capital or otherwise; and

(iv) not alter the nominal value of the Preference Shares (whether by consolidation, sub-division or otherwise),

provided that the creation or issue of any class of share capital ranking junior to or *pari passu* with the Preference Shares as respects rights to dividends and to payment of the Paid-up Value thereof on a return of capital or otherwise shall be deemed not to be a variation, abrogation or modification of the rights appertaining to the Preference Shares.

13. Prescription

Claims for the payment of principal, interest and other sums payable in respect of Bonds will become void unless made within ten years (in the case of principal) and five years (in the case of interest), from the Relevant Date (as defined in Condition 22).

14. Meetings of Bondholders, Modification, Waiver and Substitution

(a) *Meetings*
The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests including the modification by Extraordinary Resolution of the Bondholders of these Conditions or other provisions of the Trust Deed, the Deed Poll, the Articles of the Issuer or the Issuer Board Resolution (in the case of the Articles of the Issuer and the Issuer Board Resolution which would vary, abrogate or modify the rights appertaining to the Preference Shares). The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the Bonds for the time being outstanding, or at any adjourned such meeting one or more persons being or representing Bondholders whatever the principal amount of the Bonds so held or represented, except that at any meeting the business of which includes the modification of certain of these Conditions, or certain provisions of the Trust Deed, the Deed Poll, the Articles of the Issuer or the Issuer Board Resolution (including, *inter alia*, those relating to status, conversion and exchange terms and the currency, amount (but not to increase such amount) and the due date of payment of redemption moneys and interest or other amount in respect of the Bonds), the quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, in principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution passed at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting.

(b) *Modification and Waiver*
The Trustee may agree, without the consent of the Bondholders, to (i) any modification to these Conditions or to the provisions of the Trust Deed, the Articles of the Issuer or the Issuer Board Resolution (in the case of the Articles of the Issuer and the Issuer Board Resolution which would vary, abrogate or modify the rights appertaining to the Preference Shares) or the Deed Poll which in its opinion is of a formal, minor or technical nature or to correct a manifest or proven error, or (ii) any other modification which in its opinion is not materially prejudicial to the interests of the Bondholders. The Trustee may also agree without the consent of the Bondholders to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Trust Deed, the Deed Poll, the Articles of the Issuer or the Issuer Board Resolution or of the Conditions of the Bonds which in its opinion is not materially prejudicial to the interests of the Bondholders. The Trustee may also agree without the consent of the Bondholders that an Event of

Default which in its opinion is not materially prejudicial to the interests of Bondholders should be treated as such. For the avoidance of doubt, the consent of the Trustee or the Bondholders is not required for an alteration or modification of the Articles of the Issuer or the Issuer Board Resolution in respect of the rights appertaining to the Class A or Class B Shares, provided that any such alteration or modification does not, or does not have the effect of, varying, abrogating or modifying the rights appertaining to the Preference Shares. As used above, "Class A Shares" or "Class B Shares" has the meaning provided for in the Articles of the Issuer.

(c) *Substitution of the Issuer*
The Trust Deed contains provisions permitting the Trustee (if it is satisfied that to do so would not be materially prejudicial to the interests of Bondholders) to agree, if requested by the Issuer and subject to such amendment of the Trust Deed and the Deed Poll and such other conditions as the Trustee may require, but without the consent of the Bondholders, to the substitution of any other company in place of the Issuer, or of any previous substituted company, as principal debtor under the Trust Deed and the Bonds and as party to the Agency Agreement, subject to the Bonds remaining unconditionally and irrevocably guaranteed by the Guarantor as provided in these Conditions and the Trust Deed and being convertible *mutatis mutandis* as provided in these Conditions into preference shares in the substituted company with like rights *mutatis mutandis* to the preference shares and to such preference shares being immediately exchangeable for Ordinary Shares *mutatis mutandis* as provided in the Articles of the Issuer and the Issuer Board Resolution and to the obligations of the Guarantor under the Deed Poll applying *mutatis mutandis* to such preference shares.

(d) *Notice to Bondholders*
Any such modification, waiver, authorisation or substitution shall be binding on all Bondholders and, unless the Trustee agrees otherwise, any such modification or substitution shall be notified to the Bondholders in accordance with Condition 17 as soon as practicable thereafter.

(e) *Exercise of Powers etc.*
In connection with the exercise of its powers, trusts, authorities or discretions (including but not limited to those in relation to any proposed modification, waiver, authorisation or substitution as aforesaid) the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim from the Issuer, the Guarantor or the Trustee, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders.

15. Replacement of the Bonds

If any Bond, is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Principal Paying, Transfer, Conversion and Exchange Agent or the Registrar (or any other place of which notice shall have been given in accordance with Condition 17) upon payment by the claimant of the expenses incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Bonds, must be surrendered before any replacements will be issued.

16. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking any action unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Guarantor, the Issuer or any of their respective Subsidiaries without accounting for any profit resulting therefrom. The Trustee is trustee for the Bonds only and not for the holders of the Preference Shares or Ordinary Shares and as such shall not at any time be responsible for the value, sufficiency or validity of any of the Preference Shares or Ordinary Shares, delivery of the same by the Issuer or the Guarantor, or the Exchange Price. The Trustee shall not be obliged to exercise any voting rights or any other related rights in respect of the Preference Shares or the Ordinary Shares issued pursuant to these Conditions.

The Trustee may rely without liability to Bondholders on a report, confirmation or certificate of any accountants, financial advisers or investment bank, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or in any other manner) by reference to a monetary cap, methodology or otherwise. The Trustee shall be obliged to accept and entitled to rely on any such report,

confirmation or certificate where the Issuer or the Guarantor procures delivery of the same pursuant to its obligation to do so under a condition hereof and such report, confirmation or certificate shall be binding on the Issuer, the Guarantor, the Trustee and the Bondholders in the absence of manifest or proven error.

17. Notices

Notices to Bondholders will be valid if published in a leading newspaper having general circulation in the United Kingdom (expected to be the *Financial Times* or such other publication as the Trustee shall approve). Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.

Where the Bonds are represented by the Global Bond and the Global Bond is held on behalf of a clearing system, notices to Bondholders shall be given by delivery of the relevant notice to that clearing system for communication by it to entitled Accountholders in substitution for publication in a leading newspaper.

"Accountholder" means a person who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg (other than Clearstream, Luxembourg, if Clearstream, Luxembourg shall be an accountholder of Euroclear, and Euroclear, if Euroclear shall be an accountholder of Clearstream, Luxembourg) as the holder of a particular principal amount of Bonds and in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Bonds standing to the account of any person shall be conclusive and binding for all purposes.

18. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Bondholders to create and issue further notes, bonds or debentures either having the same terms and conditions in all respects as the Bonds (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) or upon such terms as to interest, conversion, premium, redemption and otherwise as the Issuer may determine at the time of their issue. Any further notes, bonds or debentures forming a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) constituted by the Trust Deed or any deed supplemental to it shall, and any other notes, bonds or debentures may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of notes, bonds or debentures of other series in certain circumstances where the Trustee so decides.

19. Enforcement

At any time after the Bonds become due and payable, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer and/or the Guarantor as it may think fit to enforce the terms of the Trust Deed and the Bonds, but it need not take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution or so requested in writing by Bondholders holding at least one-quarter in principal amount of the Bonds outstanding, and (b) it shall have been indemnified to its satisfaction. No Bondholder may proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

20. Governing Law and Jurisdiction

(a) *Governing Law*

The Trust Deed, the Bonds and the Deed Poll are governed by, and shall be construed in accordance with, the laws of England.

(b) *Jurisdiction*

The courts of England are to have jurisdiction to settle any disputes that may arise out of, or in connection with, the Bonds and accordingly any legal action or proceedings arising out of, or in connection with, any Bonds ("Proceedings") may be brought in such courts. The Issuer and the Guarantor have in the Trust Deed irrevocably submitted to the jurisdiction of such courts.

(c) *Service of Process*
The Issuer, in accordance with the Trust Deed, will appoint the Guarantor's London office, whose address is 4th Floor Panton House, 25/27 Haymarket, London SW1Y 4EN to act as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England.

21. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

22. Definitions

In these Conditions:

"Authorised Denominations" means US$1,000 and integral multiples thereof;

"Bondholder" *and* "holder" *mean the holder of any Bond;*

"Bond Guarantee" has the meaning ascribed to it in Condition 2(b);

"Bonds" means the US$600,000,000 3.95 per cent. Guaranteed Convertible Bonds due 2010, and such expression shall include, unless the context otherwise requires, any further bonds issued pursuant to Condition 18 and forming a single series with the Bonds;

"Clearstream, Luxembourg" means Clearstream Banking, société anonyme;

"Current Market Price" means, in respect of an Ordinary Share at a particular date, the simple average of the bid and offer quotations published by or derived from, the Relevant Stock Exchange for one Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five day period the Ordinary Shares shall have been quoted ex-dividend and during some other part of that period the Ordinary Shares shall have been quoted cum-dividend then:

(a) if the Ordinary Shares to be issued do not rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom);

(b) if the Ordinary Shares to be issued do rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount,

and provided further that if the Ordinary Shares on each of the said five dealing days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Ordinary Shares to be issued do not rank for that dividend the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom);

"dealing day" means a day on which the Relevant Stock Exchange is open for business and shares may be dealt in on the Relevant Stock Exchange;

"Euroclear" means Euroclear Bank N.A./N.V., as operator of the Euroclear system;

"Excluded Relevant Event" means an offer made to all (or as nearly as may be practicable all) Shareholders or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985 of Great Britain, or any modification or re-enactment thereof),

to acquire the whole or any part of the issued ordinary share capital of the Guarantor or a scheme with regard to such acquisition which:

(a) upon full implementation would result in the Guarantor being a wholly-owned subsidiary of a body corporate more than 50 per cent. of the share capital having the right ordinarily to vote on a poll at a general meeting of which would be held by persons who received such share capital pursuant to the scheme or offer in their capacity as Shareholders; and

(b) incorporates or is accompanied by arrangements pursuant to which each Bondholder is given a reasonable opportunity to exchange the Bonds held by such Bondholder for bonds to be issued by such new holding company convertible into shares of such new holding company on terms determined by an independent investment bank of international repute in London selected by the Guarantor and approved in writing by the Trustee to be such that the Bondholders are not disadvantaged in comparison with the holders of the ordinary share capital of the Guarantor;

"Final Maturity Date" means 15 August 2010;

"Group" means the Guarantor and its Subsidiary Undertakings and "member of the Group" shall be construed accordingly;

"Guarantor" means Xstrata plc;

"indebtedness for borrowed money" means any present or future indebtedness (whether being principal, premium, interest or other amounts) for or in respect of money borrowed or any notes, bonds, debentures, debenture stock, loan stock or other securities excluding Project Finance Indebtedness;

"Independent Financial Adviser" means an investment bank, bank or financial adviser of international repute appointed by the Guarantor for the relevant purpose and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed having regard to the interests of the Bondholders) and acting as an expert or, if the Guarantor shall not have appointed such an adviser within 21 calendar days after becoming aware of the need for such appointment hereunder and the Trustee is indemnified to its satisfaction against the costs, fees and expenses of such adviser, appointed by the Trustee following notification to the Guarantor;

"Interest Payment Date" has the meaning ascribed to it in Condition 6(a);

"Interest Period" has the meaning ascribed to it in Condition 6(a);

"Issue Date" means 15 August 2003, being the date of initial issue of the Bonds;

"Issuer" means Xstrata Capital Corporation A.V.V.;

"Issuer Board Resolution" means the resolution of the Managing Director of the Issuer containing the terms of, and rights attaching to, the Preference Shares passed on 5 August 2003 and approved by the shareholders of the Issuer on 5 August 2003;

"London business day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange banks are open for business in London;

"London Stock Exchange" means London Stock Exchange plc;

"Material Subsidiary" at any time shall mean any Subsidiary of the Guarantor:

(i) whose turnover (consolidated in the case of a Subsidiary which itself has Subsidiaries but excluding intra-Group items) or whose total assets (consolidated in the case of a Subsidiary which itself has Subsidiaries) at any time equals or exceeds 10 per cent. of the consolidated turnover or, as the case may be, consolidated total assets, of

the Guarantor, all as calculated respectively by reference to the then most recent audited consolidated financial statements of the Guarantor and the then most recent annual financial statements (consolidated or, as the case may be, unconsolidated) of the relevant Subsidiary; or

(ii) to which is transferred all or substantially all of the business, undertaking and assets of a Subsidiary of the Guarantor which immediately prior to such transfer is a Material Subsidiary, whereupon the transferor Subsidiary shall immediately cease to be a Material Subsidiary and the transferee shall become a Material Subsidiary, provided that the transferee Subsidiary shall cease to be a Material Subsidiary under the provisions of this sub-paragraph (ii) (but without prejudice to the provisions of sub-paragraph (i) above), upon publication of its next audited financial statements,

provided that any Subsidiary whose only or principal business is that of a holding company (within the meaning of Section 736 of the Companies Act 1985 of Great Britain) shall not be a Material Subsidiary for the purposes of this definition. Notwithstanding the above definition of "Material Subsidiary", until publication of the audited consolidated accounts of the Guarantor for the year ended 31 December 2003, Mount Isa Mines Limited, Xstrata Coal Queensland Pty Ltd (formerly known as MIM Coal Pty Ltd) and Minera Alumbrera Limited shall be deemed to be Material Subsidiaries for the purposes of this definition.

A report by two Directors of the Guarantor that, in their opinion, a Subsidiary of the Guarantor is or is not or was or was not at any particular time or throughout any specified period a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on the Trustee and the Bondholders;

"Ordinary Shares" means ordinary shares of the Guarantor, having on the Issue Date a nominal value of US$0.50 each;

"Non-Material Subsidiary" means any Subsidiary of the Guarantor other than a Material Subsidiary;

"Project Finance Indebtedness" means any present or future indebtedness (whether being principal, premium, interest or other amounts) for or in respect of money borrowed or any notes, bonds, debentures, debenture stock or other securities (for the purposes of this definition "Indebtedness") to finance the ownership, acquisition, development and/or operation of projects, assets or installations (including, without limitation, (1) the discovery, mining, extraction, transportation or development (in each case whether directly or indirectly) of metals or minerals, or (2) the development or operation of processing facilities (in each case whether directly or indirectly) related to natural resources including, without limitation, metals smelting, processing and refining) in respect of which the person or persons to whom any such Indebtedness is or may be owed by (in this definition the "Lender") the relevant borrower (whether or not a member of the Group) has or have no recourse whatsoever to any member of the Group (other than a Non-Material Subsidiary and other than Minera Alumbrera Limited) for the repayment thereof other than:

(i) recourse to such borrower for amounts limited to the present and future cash flow or net cash flow from such projects, assets or installations; and/or

(ii) recourse to the proceeds of enforcement of any mortgage, charge, lien, pledge or other security interest (for the purposes of this definition an "Encumbrance") given by such borrower over such projects, assets or installations or the income, cash flow or other proceeds deriving therefrom (or given by any shareholder or the like in the borrower over its shares or the like in the capital of the borrower) to secure such Indebtedness, provided that (A) the extent of such recourse to such borrower is limited solely to the amount of any recoveries made on any such enforcement, and (B) such Lender is not entitled, by virtue of any right or claim arising out of or in connection with such Indebtedness, to commence proceedings for the winding-up or dissolution of such borrower or to appoint or procure the appointment of any receiver, trustee or similar person or officer in respect of such borrower or any of its projects, assets or installations (save for the projects, assets or installations the subject of such Encumbrance); and/or

(iii) recourse to such borrower generally, or directly or indirectly to a member of the Group, under any form of assurance, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of an obligation (not being a payment obligation or an obligation to procure payment by another person or an indemnity in respect thereof

or an obligation to comply or to procure compliance by another person with any financial ratios or other tests of financial condition) by the person against whom such recourse is available;

"Relevant Date" means whichever is the later of (i) the date on which such payment first becomes due, and (ii) if the full amount payable has not been received in New York City by the Principal Paying, Transfer, Conversion and Exchange Agent or the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders;

"Relevant Indebtedness" means (i) any present or future indebtedness (whether being principal, premium, interest or other amounts) in the form of, or represented or evidenced by, notes, bonds, debentures, debenture stock, loan stock or other securities with an original maturity of more than one year which are, with the consent of the Issuer or, as the case may be, the Guarantor, for the time being quoted, listed or ordinarily traded on any stock exchange or recognised over-the-counter or other securities market, and (ii) any guarantee or indemnity in respect of any such indebtedness, excluding Project Finance Indebtedness;

"Relevant Stock Exchange" means at any time, in respect of the Ordinary Shares, the Official List of the UK Listing Authority and/or, as the context requires, the market for listed securities of the London Stock Exchange or, if the Ordinary Shares are not at that time so listed, the principal stock exchange or securities market on which the Ordinary Shares are then listed or quoted or dealt in;

"Security Interest" means any mortgage, charge, lien (other than a lien arising by operation of law), pledge or other security interest excluding any mortgage, charge, lien, pledge, or other security interest given or assumed in relation to Project Finance Indebtedness;

"Share Exchange Call" shall have the meaning given to it in the Issuer Board Resolution;

"Shareholders" means the holders at any given time of Ordinary Shares;

"Subsidiary" has the meaning ascribed to it under Section 736 of the Companies Act 1985 of Great Britain;

"Subsidiary Undertaking" shall have the meaning given to it by Section 258 of the Companies Act 1985 of Great Britain (but, in relation to the Guarantor, shall exclude any undertaking (as defined in the Companies Act 1985 of Great Britain) whose accounts are not included in the then latest published audited consolidated accounts of the Guarantor, or (in the case of an undertaking which has first become a subsidiary undertaking of a member of the Group since the date as at which any such audited accounts were prepared) would not have been so included or consolidated if it had become so on or before that date);

"UK Listing Authority" means the Financial Services Authority in its capacity as competent authority under the United Kingdom Financial Services and Markets Act 2000; and

For the purposes of Conditions 7 and 12 only, (a) references to the "issue" of Ordinary Shares shall include the transfer and/or delivery of Ordinary Shares by the Guarantor or any of its Subsidiaries, whether newly issued and allotted or previously existing, and (b) Ordinary Shares held by the Guarantor or any of its Subsidiaries shall not be considered as or treated as "in issue".

In addition to the other information contained in this Offering Circular, prospective purchasers of the Bonds should consider carefully the specific investment considerations set out below before making any decision to invest in the Bonds. Additional investment considerations not presently known to the Group or that the Group currently deems immaterial may also impair the business operations of the Group. The business, financial condition or results of operations of the Group could be materially adversely affected by any of these investment considerations. It should be remembered that the price of Bonds can go down as well as up.

Industry considerations

Commodity price volatility and cost efficiency

The Group's turnover and earnings are dependent upon prevailing prices for the commodities they produce. Historically, such prices have been volatile and are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainty, the overall performance of world or regional economies and the related cyclicality in industries directly served by the Group and a variety of other factors beyond its control. Prices may also be affected by governmental actions and, in the case of coal, could be affected when the carbon tax is enforced in certain Central European countries in 2005 and if the Kyoto Protocol is ratified in the countries to which the Group supplies coal. See "Description of the Xstrata Group – Regulatory and environmental matters". In addition, speculative trades in certain commodities (including coal) on the world markets may cause short-term price fluctuations for such commodities. These external factors and the volatile nature of the commodity markets make it difficult to estimate future prices. Any substantial or extended decline in commodity prices would adversely affect the results of operations or financial condition of the Group.

As the Group, in common with its competitors, is unable to influence commodity prices directly, its competitiveness and long-term profitability are, to a significant degree, dependent upon its ability to reduce costs and maintain low cost, efficient operations. Important cost inputs in the Group's operations generally include the extraction costs of raw materials and consumables such as reductants, power, labour and transport. The Group's production costs are also significantly affected by production volumes and, therefore, the Group's ability to maintain production levels and maximise capacity utilisation will be a key factor in determining its overall cost competitiveness. The Group's ability to maintain earnings and undertake capital expenditure would be adversely affected in the event of a sustained material fall in world commodity prices, an appreciable rise in its production costs or a decline in its production volumes. There can be no assurance that the Group will be able to maintain or reduce production costs or maintain or increase its production volumes in the future.

Any increase in the price of a commodity may encourage other producers to increase their production of that commodity. Any over-production in a particular commodity which is in excess of demand could reduce the price of that commodity, thereby adversely affecting the Group's results of operations or financial condition.

Environmental, health and safety

Permits are required for many of the operations of the Group and these permits are subject to modification, renewal or revocation by issuing authorities. Governmental authorities have the power to enforce compliance with applicable laws and regulations and violations may result in civil or criminal penalties, the curtailment or cessation of operations or both. Although compliance with these laws, regulations and permits has not had a material adverse effect on the results of operations or financial condition of the Group to date, such laws and regulations are subject to change and the Group is unable to predict the ultimate cost of compliance. Such costs could be substantial. There can be no assurance that the cost of complying with present or future laws or regulations will not adversely affect the results of operations or financial condition of the Group.

The operations of the Group are extensively regulated. National, state and local authorities in the countries in which the Group has operations regulate the industries in which the Group operates with respect to matters such as employee health and safety, royalties, permitting and licensing requirements, planning and development, environmental compliance (including, for example, compliance with waste and waste water treatment and disposal, emissions and discharge requirements, plant and wildlife protection, reclamation and restoration of mining properties after mining is complete, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability). Numerous governmental permits, approvals and leases are required for each of the Group's operations. The Group is required to prepare and present to national, state or local authorities data pertaining to the effect or impact that any proposed exploration, mining or production activities may have upon the environment. The costs, liabilities and requirements associated with complying with these laws and regulations or to comply with changes in these laws and

regulations or the manner in which they are applied or the cost of rehabilitation of site operations which have been closed down may be substantial and time-consuming and may delay the commencement or continuation of exploration, mining or production activities. There can be no assurance that compliance with these laws and regulations or changes thereto or the cost of rehabilitation of site operations which have been closed down will not adversely affect the results of operations or financial condition of the Group.

The possibility exists that new legislation or regulations may be adopted that may materially adversely affect the Group's operations, its cost structure or its customers' ability to use the commodities produced by the Group. New legislation or regulations may also require the Group or its customers to change operations significantly or incur increased costs which could have an adverse effect on the results of operations or financial condition of the Group.

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established a binding set of emission targets for developed nations. These restrictions, known as the Kyoto Protocol (the "Protocol"), propose emission targets to reduce greenhouse gas emissions that could adversely affect the price of, and demand for, coal. Recently, the parties to the Protocol have agreed that, despite US opposition, they will continue negotiations aimed at ratifying and implementing the Protocol.

At least 55 states which are collectively responsible for 55 per cent. of global 1990 carbon dioxide (CO_2) emissions from Annex 1 countries (essentially industrialised countries) must have deposited instruments of satisfaction, acceptance, approval or accession for the Protocol to enter into force. As of 10 July 2003, 111 states have ratified or acceded to the Protocol but their collective emissions represent only 44.2 per cent. of 1990 CO_2 emissions. Should Russia, which accounts for 17.4 per cent. of 1990 CO_2 emissions, ratify the Protocol, this would take the Protocol through the 55 per cent. threshold. The European Union has recently increased pressure on Russia to fulfil its pledge to ratify the Protocol.

By way of example of the measures taken by particular countries in response to the Protocol, in early February 2003, the Japanese cabinet approved a tax on coal imports of 700 yen per tonne (approximately US$5.82 per tonne at an exchange rate of 120.21 yen = US$1.00). There can be no assurance that the imposition of this tax or of any other taxes which may be introduced in the future in Japan and other countries will not adversely affect the results of operations or financial condition of the Group. See "– Japanese Coal Tax" below.

Given the uncertainty surrounding ratification of the Protocol, the various mechanisms available for countries to achieve their emission reduction targets set out in the Protocol and difficulties in identifying and assessing the financial impacts of such measures, it is not possible to determine with any certainty what the effects of the Protocol may be for the Group.

The Group's copper and lead smelters at Mount Isa are exempted, through special state legislation, from compliance with state environmental laws regulating air emissions. This exemption permits the operations to release sulphur dioxide emissions significantly above those otherwise permitted. Any amendment or termination of the exemption may require the Group to change operations significantly at Mount Isa or incur increased costs which could have a material effect on the results of operations or financial condition of the Group.

In addition, a violation of health and safety laws relating to a mine or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures. If health and safety authorities require the Group to shut down all or a portion of a mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on the Group's results of operations and financial condition.

Members of the mining industry engage in operations which are inherently dangerous. Employees and former employees may in the future make claims against any member of the Group in respect of any injury or illness suffered as a result of their working conditions, which may in the aggregate have an adverse effect on the results of operations or financial condition of the Group.

See "Description of the Xstrata Group – Regulatory and environmental matters".

Australian native title and South African land claims

In Australia, the Native Title Act 1993 (Cth) recognises native title and establishes processes relating to mining and exploration rights. Native title represents the traditional rights and interests that the Aboriginal people have in relation to land. If native title has not been extinguished, the Native Title Act 1993 provides procedural rights for registered native title claimants including the right to negotiate with respect to the grant of mining rights, including exploration titles and the compulsory acquisition of land. For further information, see "Description of the Xstrata Group – Native title and land claims". Native title claims have been made over some areas where the Group has mining operations and there can be no assurance that such claims or any future claims will not have a material adverse effect on the Group's results of operations or financial condition or that additional claims will not be lodged in the future.

In South Africa, the government's Restitution of Land Rights Act 1994 provides remedies for persons who have been dispossessed of rights in land as a result of past racially discriminatory laws or practices. The Land Claims Court is empowered to make orders concerning the restoration of land or any portion of land, the payment of compensation, compelling the State to include a claimant as a beneficiary in a State support programme for housing or granting the claimant an appropriate right in alternatively designated State land or with any alternative and appropriate relief. For further information, see "Description of the Xstrata Group – Native title and land claims". The Group is aware that a number of land claims have been lodged in relation to the surface rights of the Group's various South African properties, but has limited information about these claims. Accordingly, Xstrata can give no assurance that these land claims, or any other land claims of which it is not aware, will not have an adverse effect on the Group's rights to the properties that are subject to the land claims.

South African Mineral and Petroleum Resources Development Act 28 of 2002 and Empowerment Charter

On 3 October 2002, the President of South Africa assented to and signed into law the Mineral and Petroleum Resources Development Act 28 of 2002 (the "MRDA"), which will come into operation on a date to be published in the South African Government Gazette and later in the same year, also published the draft Empowerment Charter. On 18 February 2003, the Government released the "scorecard" for measuring black empowerment in the mining industry which is intended to monitor and assess compliance with the Empowerment Charter. In addition to this the Government, in conjunction with the industry, is developing further legislation and guidelines including the Royalty Bill pertaining to royalties (which is discussed further in "Description of the Xstrata Group – Regulatory and environmental matters") and the regulations pertaining to the MRDA.

A key outcome is that the State becomes the custodian of all the rights to minerals and that prospecting and mining will require prospecting and mining rights respectively which can only be granted once certain criteria are met, including empowerment criteria for historically disadvantaged South Africans ("HDSAs"). Existing prospecting and mining authorisations will need to be converted to new order rights and, to do so, the above criteria need to be satisfied or undertakings given.

A key objective of the above legislation is to ensure that 26 per cent. of the mining industry is controlled by HDSAs within ten years. In addition, mining companies will need to achieve certain goals aimed at the upliftment of HDSAs both in the workplace and the communities in which they operate. The MRDA and Empowerment Charter are more fully explained in "Description of the Xstrata Group – Regulatory and environmental matters".

Xstrata can give no assurance that these legislative developments in South Africa will not have a material adverse effect on the results of operations or financial condition of the Group. In particular, Xstrata Coal SA Group may, as a result of the MRDA, lose the rights to undeveloped resources that are currently not allowed for in its Business Plan.

US steel import tariff

On 20 March 2002, the United States imposed a tariff of up to 30 per cent. on all steel imported into the United States (other than steel imported from Canada, Mexico, Israel and Jordan). This tariff shall continue, unless modified, until 21 March 2006. It is not yet clear what impact this tariff has had on supply of, and demand for, commodities used in the production of steel (which include metallurgical coal, zinc, chrome and vanadium) in the United States and elsewhere or what impact the tariff has had on metallurgical coal, zinc, chrome and vanadium prices. There can be no assurance that the imposition of this tariff or any other tariffs which may be introduced in the future will not adversely affect the results of operations or financial condition of the Group.

Japanese coal tax

In early February 2003, the Japanese cabinet approved a tax on coal imports of 700 yen per tonne (approximately US$5.82 per tonne at an exchange rate of 120.21 yen = US$1.00). The Japanese government announced that this coal tax will be phased in by 2007 in three stages. The first stage will commence on 1 October 2003 with a 230 yen per tonne levy (approximately US$1.91 per tonne at an exchange rate of 120.21 yen = US$1.00). The tax will apply to all thermal coal imports including Australian coal. Xstrata understands that the proceeds of the tax will fund research into cleaner energy options and incentives for nuclear power plants. There can be no assurance that the imposition of this tax or of any other taxes which may be introduced in the future will not adversely affect the results of operations or financial condition of the Group.

Considerations relating to the Group's business

Operational considerations

The success of each of the businesses of the Group is affected by a number of factors which are, to a large extent, outside their control. Such factors include the availability of raw materials, water and power. In addition, the Group's businesses are subject to numerous other operating risks which include: unexpected geological features or unexpected seismic activity; climatic conditions such as flooding or drought; interruptions to power supplies; industrial action or disputes; environmental hazards; and technical failures, fires, explosions and other accidents at a mine, processing plant, cargo terminal or related facilities. These risks and hazards could result in damage to, or destruction of, properties or production facilities, may reduce or cause production to cease at those properties or production facilities, may result in personal injury, environmental damage, business interruption and possible legal liability and may result in actual production differing from estimates of production, including those contained in this Offering Circular whether expressly or by implication. While the Group has insurance covering various types of business interruptions in respect of their respective operations, such insurance may not fully cover the consequences of such business interruptions and, in particular, may not cover interruptions arising from all types of equipment failure or labour disputes. There can be no assurance that operating risks and the costs associated with them will not adversely affect the results of operations or financial condition of the Group.

Metal processing plants are especially vulnerable to interruptions, particularly where events cause a stoppage which necessitates a shutdown in operations. Stoppages in smelting, even if lasting only a few hours, can cause the contents of furnaces to solidify, resulting in a plant closure for a significant period and necessitating expensive repairs, any of which could adversely affect the results of operations or financial condition of the Group.

The Group depends upon seaborne freight, rail, trucking, overland conveyor and other systems to deliver its commodities to market. Disruption of these transportation services because of weather-related problems, key equipment or infrastructure failures, strikes, lock-outs or other events could temporarily impair the Group's ability to supply its commodities to their customers and thus could adversely affect the Group's results of operations or financial condition. Consistent with practice in the industry, members of the Group may enter into long term contracts related to, for example, infrastructure and supply of services. Any early termination of such contracts may require the payment of amounts which might have a material adverse effect on the Group's results of operations. In addition, the Group's ability to increase its export sales may be restricted by available rail infrastructure and port capacity which may adversely affect the Group's ability to increase turnover.

Although the Group maintains liability insurance, the insurance does not cover every potential risk associated with its operations and meaningful coverage at reasonable rates is not obtainable for certain types of environmental hazards. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the results of operations or financial condition of the Group. See "Description of the Xstrata Group – Operational hazards and insurance".

Tax

Although Xstrata is incorporated in England and Wales, Xstrata is regarded as resident in Switzerland, and not in the United Kingdom, for Swiss corporate income and withholding tax and UK tax purposes and for the purposes of the United Kingdom-Switzerland double tax treaty. This means, broadly, that Xstrata's profits, income and gains are subject to the Swiss tax regime and not, save in the case of UK source income, to the UK tax regime. Any dividends paid by Xstrata will be regarded as Swiss dividends rather than UK dividends. For further information see "Taxation – United Kingdom" and "Taxation – Switzerland" in "Taxation".

It is possible that in the future, whether as a result of a change of law or the practice of any relevant tax authority or the renegotiation of the United Kingdom-Switzerland double tax treaty, or as a result of any change in the management or the conduct of Xstrata's affairs, Xstrata could become, or be regarded as having been, resident in the United Kingdom, therefore becoming subject to the UK tax regime, which could adversely affect the results of operations or financial condition of the Group.

A number of arrangements entered into by companies in the Group have been structured in a tax efficient manner. If any of these arrangements are successfully challenged by the relevant tax authorities, Group companies may incur additional tax liabilities which could adversely affect the results of operations or financial condition of the Group.

Currency fluctuations

The Group produces and sells commodities that are typically priced in US dollars, while a large portion of the costs of the Group's coal, copper, zinc (including lead and silver) and alloys businesses and other businesses (gold, forestry and process technology) are incurred in local currencies, in particular the Australian dollar and the rand. Accordingly, if the Australian dollar or the rand were to strengthen against the US dollar this could have a detrimental effect on the Group's results of operations and financial condition.

The Group's operations are conducted by members of the Group in many countries and the results of operations and the financial condition of individual Group companies are reported in the relevant local currency which, in most cases, is not the US dollar. These results are translated into US dollars at the applicable foreign currency exchange rates for inclusion in the Group's consolidated financial statements. The exchange rates between relevant local currencies and the US dollar have historically fluctuated, and the translation effect of such fluctuations may have a material adverse effect on the Group's consolidated results of operations or financial condition.

Borrowings

Certain members of the Group may borrow up to US$2,270,000,000 for certain purposes under the Syndicated Loan Facility Agreement. The Group will have to allocate significant proportions of cash flow to meet its obligations under the Syndicated Loan Facility Agreement, depending on the level of borrowings, prevailing interest rates and, to a lesser extent, exchange rate fluctuations.

Integration of existing operations and acquisitions

A substantial portion of the Group's growth in turnover and earnings has historically been generated from acquisitions and subsequent improvements in the performance of the businesses acquired. Xstrata expects to continue a strategy of identifying and acquiring businesses with a view to expanding its operating businesses or diversifying into other natural resources. Within the past 24 months, the Group has carried out a number of relatively large acquisitions, including the acquisition of the Zinc Business's Spanish operations, the acquisition of the Coal Business's New South Wales and South African operations, as well as the acquisition of the MIM Group. Xstrata believes that acquisitions will continue to be an important part of its business strategy. The Group also generates a portion of its turnover and earnings from interests it acquires in joint ventures.

There can be no assurance that Xstrata will continue to identify suitable acquisitions or joint venture opportunities, obtain the financing necessary to complete and support such acquisitions or its investment in such joint ventures or acquire businesses on satisfactory terms, or that any business acquired will prove to be profitable. In addition, acquisitions and investments in joint ventures involve a number of risks, including possible adverse effects on the Group's operating results, diversion of management's attention, failure to retain key personnel, risks associated with unanticipated events or liabilities, difficulties in the assimilation of the operations, technologies, systems, services and products of the acquired companies or the joint ventures and risks arising from change in control provisions in contracts of any acquired company. Any failure to achieve successful integration of such acquisitions or joint ventures could have a material adverse effect upon the results of operations or financial condition of the Group.

Labour

The majority of the workforce of the Group is unionised. Xstrata believes that all of the Group's operations have, in general, good relations with their employees and unions, but the Group's operations in South Africa and Australia have from time to time experienced limited work stoppages and other forms of industrial action in recent years. See "Description of the Xstrata Group – Labour and employee relations". There can be no assurance that the Group's operations will not be

affected by such problems in the future. In addition, the Group has been subject to union demands for pay rises and increased benefits. There can be no assurance that work stoppages or other labour-related developments (including the introduction of new labour regulations in countries where the Group operates) will not adversely affect the results of operations or financial condition of the Group.

There is a serious problem with HIV/AIDS infection of the Group's South African workforce, as there is in South Africa generally. The World Health Organisation estimates that approximately 20 per cent. of the South African population is living with HIV/AIDS. The HIV/AIDS infection rate of the Group's South African workforce is expected to increase significantly over the next decade. The costs and lost workers' time associated with HIV/AIDS may adversely affect the Group's South African results of operations or financial condition. See "Description of the Xstrata Group – Safety and health".

Key employees

The management of the Group's operations depends on a relatively small number of key employees. The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on the results of operations or financial condition of the Group. In addition, as the Group's business develops and expands, Xstrata believes that the Group's future success will depend on its ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.

Joint ventures

Members of the Group hold, and expect to hold in the future, undivided interests in joint ventures. Special risks associated with the joint ventures include the possibility that the joint venture partners may (i) have economic or business interests or goals that are inconsistent with those of the Group; (ii) take action contrary to the Group's policies or objectives with respect to its investments, for instance by veto of proposals in respect of the joint venture operations; (iii) be unable or unwilling to fulfil their obligations under the joint venture or other agreements; or (iv) experience financial or other difficulties. Any of the foregoing may have a material adverse effect on the results of operations or financial condition of the Group. In addition, the termination of certain of these joint venture agreements, if not replaced on similar terms, could have a material adverse effect on the results of operations or financial condition of the Group.

Two of the joint venture partners with companies that formed part of the MIM Group have indicated that as a result of the acquisition of MIM by Xstrata pre-emptive rights in their favour may have been triggered. Xstrata believes that the rights of these joint venture partners have not been triggered following the acquisition of MIM by Xstrata. The acquisition by the joint venture partners of any interest of the Group could materially and adversely affect the turnover of the Group.

Xstrata company structure; restrictions on dividends; dependence on subsidiaries

Xstrata's results of operations and financial condition are entirely dependent on the trading performance of members of the Group. Xstrata's ability to pay dividends and to make payments pursuant to the Bond Guarantee will depend upon the level of distributions, if any, received from Xstrata's operating subsidiaries and interests, any amounts received on asset disposals and the level of cash balances. Certain of Xstrata's operating subsidiaries and interests may, from time to time, be subject to restrictions on their ability to make distributions to Xstrata including as a result of restrictive covenants contained in loan agreements, foreign exchange limitations and other regulatory restrictions and agreements with the other shareholders of such subsidiaries or associated companies. There can be no assurance that such restrictions will not have a material adverse effect on the Group's results of operations or financial condition.

Political risk

The Group has significant operations in South Africa. As a result, there are important political and economic risks relating to South Africa which could affect an investment in the Issuer and/or Xstrata. Large parts of the population do not have access to adequate education, healthcare, housing and other services, including water and electricity. Furthermore, in recent years, South Africa has experienced high levels of crime and unemployment. These problems have impeded fixed inward investment into South Africa and prompted the emigration of skilled workers. Although the South African government has indicated on numerous occasions that it is committed to creating a stable free market democracy, including the phasing out of exchange controls, it is difficult to predict the future political, social and economic direction of South Africa or how the government will try to address South Africa's problems. It is also difficult to predict the effect on the Group's business of these problems or of the government's efforts to solve them.

Further, there has been regional political and economic instability in the countries surrounding South Africa. As discussed above, any resulting political or economic instability in South Africa could have a negative impact on the Group's ability to manage and operate its South African operations and therefore on its results of operations or financial condition.

There are political and economic risks relating to the Group's operations at Alumbrera, Argentina. Argentina suffered a period of deep social and economic deterioration and political and economic instability during 2001. For a description of the financial impact of the Argentinean currency devaluation in 2002 on MIM's results, see Note 2(k) to the comparative table for the years ended 30 June 2000, 2001 and 2002 on page F-135. The Group's operations in Argentina may be adversely affected by changes in Argentinean government policy, taxation and other political, economic or social developments affecting Argentina which may not be within the control of the Group.

Exchange controls

South African exchange control regulations provide for a common monetary area consisting of South Africa, Lesotho, Namibia and Swaziland (the "CMA"). Transactions between CMA residents and non-CMA residents are subject to South African exchange control regulations. The present exchange control system in South Africa is used principally to control capital movements. South African residents, including companies, are generally not permitted (other than subject to certain monetary limits and within certain parameters), without the approval of the exchange control authorities, to export capital from South Africa or to hold foreign currency or foreign investments, as restrictions are imposed on foreign investments by South African residents. It is impossible to predict whether any further modifications may be made by the South African government. There can be no assurance that the expansion of existing, or imposition of new, exchange controls would not adversely affect the Group's results of operations or financial condition.

In 2002 Argentina imposed exchange control restrictions which required revenues from exports to be repatriated to Argentina and exchanged for Argentinean pesos. However, pursuant to a decree issued on 27 February 2003, all mining companies which enjoyed "exchange control stability" between March 1991 and December 2001 (which includes MAA) are exempt from compliance with the exchange control restrictions. There can be no assurance that Argentinean government policy in relation to this issue will not change again in the future.

Market Considerations

Major shareholders

As at the date of this Offering Circular, Xstrata has been notified that as a result of their entering into a capital management programme (the "Arrangement") in connection with Xstrata's acquisition of MIM and the Rights Issue, Glencore International, CSFB Equities and CSFB (Europe) are jointly interested in 252,868,007 Ordinary Shares, representing approximately 40 per cent. of the issued outstanding Ordinary Shares of Xstrata (see "General Information – Directors' and Other Interests"). Of these 252,868,007 Ordinary Shares (a) Glencore International is entitled to exercise the voting rights attaching to, 101,040,400 of them, representing 16 per cent. of the issued outstanding Ordinary Shares of Xstrata, and (b) CSFB Equities is entitled to exercise the voting rights attaching to, 151,827,607 of them, representing approximately 24 per cent. of the issued outstanding Ordinary Shares of Xstrata. As a result of these shareholdings, Glencore International and CSFB Equities have, or could have, a significant influence on all matters requiring Shareholder approval, including the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of the Group, could deprive Shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of the Group and might affect the market price of the Ordinary Shares. In addition, a decision by Glencore and/or CSFB Equities to sell all or a portion of the Ordinary Shares held by it could adversely affect the market price of an Ordinary Share.

Takeovers

It is currently understood that neither the City Code nor the Swiss Stock Exchange and Securities Trading Act apply to Xstrata and, therefore, a takeover of Xstrata will be unregulated by each of the UK and Swiss takeover authorities. The Articles contain certain takeover protections designed to ensure that no person acquires 30 per cent. or more of Xstrata's voting rights or, if they already hold more than 30 per cent. (but less than 50 per cent.) of Xstrata's voting rights, acquires any additional voting rights, without making a cash offer to all Shareholders, although these do not provide the full protections afforded by the City Code. In connection with the Arrangement entered into by Glencore International, CSFB Equities and CSFB (Europe) (see "Investment Considerations – Market considerations – Major shareholders"), the Board has consented, for the purposes of the shareholding restrictions contained in the Articles, to (a) CSFB acquiring Ordinary Shares pursuant to the Arrangement, (b) disregard CSFB's interest in any Ordinary Shares pledged to CSFB in connection with the

Arrangement for the purposes of CSFB's usual share dealing and other activities, (c) any other acquisition of Ordinary Shares by either Glencore or CSFB outside the Arrangement not being treated as a breach by the non-acquiring party of such restrictions by reason of the Arrangement, and (d) Glencore International's acquisition of Ordinary Shares on termination of, or otherwise in connection with, the Arrangement (should Glencore International and CSFB so agree). See "General Information – Memorandum and Articles of the Guarantor – Share Control Limits".

Considerations relating to the Bonds

No prior market; currency translation

There can be no assurance regarding the future development of a market for the Bonds, or the ability of holders of the Bonds to sell their Bonds, or the price at which such holders may be able to sell their Bonds. If a market for the Bonds were to develop, the Bonds could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, Xstrata's operating results and the market for similar securities. Therefore, there can be no assurance as to the liquidity of any trading market for the Bonds or that an active market for the Bonds will develop.

In addition, the Bonds, Preference Shares and the Ordinary Shares for which the Preference Shares issued on conversion of the Bonds are exchangeable are denominated in US dollars while the Exchange Price is quoted in pounds sterling. The number of Ordinary Shares for which a Preference Share will be exchangeable will be determined by dividing the Paid-up Value of the Preference Share (translated into pounds sterling at a fixed rate of US$1.6077 = £1.00) by the Exchange Price in effect on the Conversion Date and rounding down to the nearest whole number of Ordinary Shares. Accordingly, any devaluation of the pound sterling against the US dollar could have an adverse impact on the market price, in US dollar terms, of the Bonds.

Volatility of the market for the Bonds and the Ordinary Shares

The market price of the Ordinary Shares has been subject to volatility and fluctuations in the market price of the Ordinary Shares may affect the market price of the Bonds. The market price of the Bonds and the Ordinary Shares could be subject to wide fluctuations in response to numerous factors, many of which are beyond the control of the Issuer and/or the Guarantor. These factors include, among other things, actual or anticipated variations in operating results, earnings releases by the Group and its competitors, changes in financial estimates by securities analysts, market conditions in the industry and the general state of the securities markets, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

No tax gross-up

Neither the Issuer nor the Guarantor is obliged to make any additional payments to Bondholders in the event that any payment in respect of the Bonds or the Guarantees is required by applicable law to be withheld or deducted for taxation. None of the Issuer, the Guarantor or the Bondholders has any right to require redemption of the Bonds in the event of such a withholding or deduction. See "Terms and Conditions of the Bonds – Taxation".

Use of Proceeds

The net proceeds of the issue of the Bonds, estimated to be approximately US$588 million, will be used to repay part of the Group's existing borrowings under the Syndicated Loan Facility Agreement.

History and Business

Xstrata Capital Corporation A.V.V., the Issuer, was incorporated as a private company of unlimited duration and with limited liability in Aruba under the Commercial Code of Aruba, as amended, with registered number 13174.0, on 3 April 1992.

The Issuer has no subsidiaries. The Issuer's powers include the lending of monies, the issue of shares, the borrowing of monies and the issue of debt securities. These powers are defined by the Articles of the Issuer, which state that the Issuer shall not (i) operate, either inside or outside Aruba, as a credit institution or credit union within the meaning set out in the State Ordinance Supervision Credit System; or (ii) participate in Aruban economic transactions, with the exception of those legal acts that are required for keeping an office in Aruba.

The Issuer was incorporated, among other things, to facilitate the financing activities of the Group. The objects of the Issuer as set out in the Articles of the Issuer are, *inter alia*, to invest its assets in all forms of securities and to act as a finance company and to finance, directly or indirectly, or to act as intermediary in respect of, or otherwise to facilitate, the financing activities of the companies belonging to the Group.

The Issuer is a subsidiary of the Guarantor. Xstrata (Schweiz) AG, a wholly-owned subsidiary of the Guarantor, is the holder of 15,020 (100 per cent.) of the issued Class A Shares in the Issuer. The Guarantor is the holder of 51 (100 per cent.) of the issued Class B Shares in the Issuer, which enables it to exercise voting control over the Issuer at all times.

The Issuer supports the financing activities of the Group.

The Issuer's registered office is located at 62 Lloyd G. Smith Boulevard Oranjestad, Aruba and its business address is located at Palmbeach 522, Noord, Aruba.

The registered agent of the Issuer is IMC International Management & Trust Company N.V.

Director and Manager

The director and manager of the Issuer and their respective business addresses and principal activities are as follows:

Name	Business Address	Function
IMC International Management & Trust Company N.V.	62 Lloyd G. Smith Boulevard Oranjestad, Aruba	Managing Director
Jorge Angela	Palmbeach 522, Noord, Aruba	Finance Manager

The Managing Director is not an employee of the Issuer and is remunerated by the Issuer for its services. The Managing Director is the sole member of the board of directors of the Issuer. The Finance Manager is an employee of the Issuer but is not a member of the Board of Directors of the Issuer. The Managing Director and Finance Manager do not hold any direct, indirect, beneficial or economic interest in any of the shares of the Issuer.

The sole director of IMC Management & Trust Company N.V. ("IMC") is Marc C. Ingwersen of L.G. Smith Boulevard 62, Oranjestad, Aruba, who is Managing Director of IMC. IMC's principal activities are the provision of domicile and management services to offshore companies, fiduciary and consulting services and corporate secretarial, accounting, invoicing and payroll services.

The Managing Director of the Issuer may engage in other activities and have other interests which may conflict with the interests of the Issuer. As a matter of Aruba law, each director and manager is under a duty to act honestly and in good faith with a view to the best interests of the Issuer, regardless of any other directorships or management positions it or he may hold.

Directors' Interests

The director has no interest in the promotion of, or any property acquired or proposed to be acquired by, the Issuer.

Management

The day-to-day management of the Issuer is undertaken by Jorge Angela, who is based in Aruba.

Accounting Reference Date

The accounting reference date of the Issuer is 31 December.

Auditors

The Issuer has appointed Ernst & Young of Vondellaan 31, Oranjestad, Aruba as its auditors.

Capitalisation and Indebtedness

The table below sets out the unaudited capitalisation and indebtedness of the Issuer as at the date of this Offering Circular, adjusted to reflect the issue of the Bonds:

	Issued and fully paid-up
Share Capital	
15,020 Class A Shares of US$1.00 each	US$15,020
51 Class B Shares of US$1.00 each	US$51
Indebtedness	
Bonds (now being issued, before expenses)	US$600,000,000

The share capital of the Issuer comprises authorised share capital of 20,000 Class A Shares of US$1.00 each, 20,000 Class B Shares of US$1.00 each and 1,000,000 non-voting preferred shares of US$0.50 each. The Preference Shares may be issued out of the authorised non-voting preferred share capital at an agreed price of US$1,000 each on conversion of the Bonds comprising a nominal amount of US$0.50 and a premium of US$999.50.

Save as disclosed above, as at the date hereof the Issuer does not have outstanding any borrowings or indebtedness in the nature of borrowings, loan capital issued or created but unissued, term loans, bank overdrafts, liabilities under acceptances or acceptance credits, mortgages, charges, hire purchase commitments, obligations under finance leases, guarantees or other material contingent liabilities.

The Issuer is not and has not been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened against it, which may have, or have had during the 12 months preceding the date of this Offering Circular, a significant effect on the financial position of the Issuer.

Material Change

Except as set out in Note (1) to "Capitalisation and Indebtedness of the Issuer" on page 109, there has been no significant change in the financial or trading position, and no material adverse change in the financial position or prospects, of the Issuer since 31 December 2002.

Keep-Well Agreement

The Issuer will have the benefit of a Keep-Well Agreement to be entered into with the Guarantor on or around the Issue Date. The Keep-Well Agreement is not a guarantee. See "General Information – Material Contracts – Keep-Well Agreement".

The terms of the Preference Shares are contained in the Articles of the Issuer and the Issuer Board Resolution. The Preference Shares will also have the benefit of the Deed Poll. The holders of the Preference Shares (the "Preference Shareholders") will be entitled to the benefit of, will be bound by, and will be deemed to have notice of, all the provisions of the Articles of the Issuer, the Issuer Board Resolution and the Deed Poll.

The Preference Shares, which will be issued in registered form, will be issued upon conversion of the Bonds as described in "Terms and Conditions of the Bonds – Conversion".

Words and expressions defined in "Terms and Conditions of the Bonds" have the same meanings in this Description of the Issuer's Share Capital and the Preference Shares, unless the context otherwise requires. References to particular Conditions of the Bonds shall be to the relevant Condition set out in "Terms and Conditions of the Bonds".

The Articles of the Issuer and the Issuer Board Resolution contain provisions to the following effect:

1. Share Capital

(a) The share capital of the Issuer is divided into class A shares (the "Class A Shares"), class B shares (the "Class B Shares") and non-voting preferred shares.

(b) The directors may, subject as provided in the Articles of the Issuer, issue any of the Class A Shares, Class B Shares or Preference Shares or, as the case may be, shares of any other class of preferred shares on such terms as the directors may determine.

2. Preference Shares

Preference Shares shall only be issued on conversion of Bonds pursuant to the Conditions of the Bonds and the terms of the Trust Deed and shall be issued out of the authorised non-voting preferred share capital at a price, credited as fully paid, of US$1,000 per Preference Share (the "Paid-up Value"), comprising a nominal amount of US$0.50 and a premium of US$999.50.

3. Dividends

(a) Each Preference Share shall, on allotment, and subject to the availability of distributable profits, confer on the holder thereof a right to receive a (net) fixed cumulative dividend at the rate of 3.95 per cent. per annum of the Paid-up Value of each such Preference Share, subject to paragraph 11(b) below, payable semi-annually in arrear in equal instalments on 15 February and 15 August in each year, (each a "Dividend Payment Date") starting on 15 February 2004 in respect of the full semi-annual period from (and including) the Issue Date to (but excluding) 15 February 2004. The dividend payable in respect of each Preference Share for any Dividend Period shall be calculated by applying the fixed cumulative dividend at the rate of 3.95 per cent. to the Paid-up Value of such Preference Share, divided by two and rounding the resulting figure to the nearest cent (0.5 of a cent being rounded upwards). The dividend payable in respect of each Preference Share for any period which is not a Dividend Period shall be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed, by reference to the same rate, where "Dividend Period" means each period beginning on (and including) a Dividend Payment Date (or the Issue Date in respect of the first Dividend Period) and ending on (but excluding) the next succeeding Dividend Payment Date.

(b) All dividends payable on the Preference Shares shall accrue from day-to-day. Each Preference Share will cease to accrue dividends from (and including) the date upon which such Preference Share is transferred to any member of the Xstrata Group, or its due date for redemption, whichever is earlier. No account will be taken of accrued dividends on an exchange pursuant to a Share Exchange Call.

(c) The fixed cumulative dividends payable in respect of the Preference Shares shall be paid in priority to any dividend in respect of any other class of shares in the capital of the Issuer other than any such class that ranks *pari passu* with the Preference Shares as respects rights to dividends.

(d) The Preference Shares shall not confer any further right of participation in the profits of the Issuer.

(e) The Class B Shares shall confer on the holders thereof the right to receive a non-cumulative dividend equal to 2 per cent. per annum on the amount paid up on the Class B Shares (subject to a maximum of the nominal value of the Class B Shares). The Class B Shares shall not confer any further right of participation in the profits of the Issuer.

(f) The Class A Shares shall confer on the holders thereof the right to receive any profits of the Issuer available for distribution, after the payment to the holders of the Preference Shares of their fixed cumulative dividend, payment of any dividend to the holders of any other class of preferred shares and payment to the holders of the Class B Shares of their fixed non-cumulative dividend.

(g) The obligations of the Issuer to pay dividends are subject to applicable law in Aruba.

4. Capital

On a winding-up of the Issuer, the assets of the Issuer available for distribution shall be applied in the following priority:

(a) firstly, the Preference Shares shall carry the right (the "first right"), to payment of the Paid-up Value thereof, together with a sum equal to any accrued but unpaid preferential dividend due in respect of such Preference Shares to be calculated to the date when payment of the return of capital is made and to be payable irrespective of whether or not such dividend has been declared or earned;

(b) secondly, any other non-voting preferred shares in the Issuer shall carry the right to payment of the amount paid up on such shares, together with a sum equal to any accrued but unpaid preferential dividend due in respect of such shares to be calculated to the date when payment of the return of capital is made and to be payable irrespective of whether or not such dividend has been declared or not;

(c) thirdly, Class B Shares in the Issuer shall carry the right to payment of the nominal amount paid up thereon; and

(d) fourthly, any surplus assets then remaining shall be distributed *pari passu* among the holders of the Class A Shares, in proportion to their holdings of such shares.

5. Redemption

(a) The Issuer shall redeem all the Preference Shares for cash at their Paid-up Value forthwith upon their respective allotment and issue, save that, where paragraphs 6 and 8(a) below apply, any Preference Shares in respect of which the Share Exchange Call has been made or is deemed to have been made shall not be redeemed forthwith pursuant to the foregoing but shall be redeemed for cash at their Paid-up Value at any time after the first transfer of the same into the name of the Guarantor or its nominee on any date specified by the holder for the time being in any notice (which may be a standing notice) given by the holder to the Issuer requiring such redemption either forthwith or on any subsequent date.

(b) On redemption of a Preference Share, the Issuer will cancel the Preference Share and any certificate relating thereto and such Preference Share may not be re-issued or sold as a Preference Share but shall be available for issue in accordance with the Articles of the Issuer.

(c) The obligations of the Issuer to redeem shares are subject to applicable law in Aruba.

6. Share Exchange Call

If Conversion Rights and Share Exchange Calls are exercised in respect of the Bonds, the Issuer will procure that the Preference Shares issued in respect thereof will be exchanged immediately for Ordinary Shares on the Conversion Date.

A summary of the provisions of the terms of the Preference Shares in this respect is set out in "Terms and Conditions of the Bonds".

7. Voting and General Meetings

(a) Class A Shares and Class B Shares shall entitle the holders thereof to receive notice of and to attend and vote at every general meeting of the Issuer. Preference Shares shall entitle the holders thereof to receive notice of general meetings of the Issuer and to attend but not vote thereat.

(b) Whenever the holders of shares are entitled to vote at a general meeting of the Issuer, every holder of Class A Shares numbered A1 up to and including A49 who (being an individual) is present in person or by proxy or (being a corporation) is present by representative or by proxy shall have one vote in respect of each such share registered in the name of such holder. The holders of any other Class A Shares shall not be entitled to cast any votes in respect of such shares. Every holder of Class B Shares numbered B1 up to and including B51 who (being an individual) is present in person or by proxy or (being a corporation) is present by representative or by proxy shall have one vote in respect of each such share registered in the name of such holder. The holders of any other Class B Shares shall not be entitled to cast any votes in respect of such shares.

8. Transfers

(a) The Issuer shall procure that any Preference Share in respect of which the Share Exchange Call has been or is deemed to have been made shall forthwith upon allotment and issue of the same be transferred to the Guarantor or its nominee in exchange for the issue to the holder thereof of that number of fully paid Ordinary Shares to which he is entitled upon the making (or deemed making) of the Share Exchange Call. Any such transfer shall be effected by the Issuer (or a person appointed for this purpose by the Issuer) as agent for the holder thereof and the Issuer (or a person appointed for this purpose by the Issuer) is authorised by such holder to execute all such documents and do all such things as may be necessary properly to effect the same, without any cost or liability to, or any further action required by, the holder (save as provided in Condition 7(b)).

(b) Transfers of Preference Shares shall be effected by any instrument of transfer in common or usual form or such other form as may be approved by the board of directors of the Issuer. The transferor shall be deemed to remain the holder of a Preference Share until the name of the transferee is entered in the register in respect of it. All instruments of transfer may be retained by the Issuer.

9. Payments

(a) Payments in respect of a Preference Share shall be made by a United States dollar cheque drawn on a bank in New York City and mailed to the holder (or to the first-named of joint holders) of such Preference Shares at his address appearing in the register of shareholders and at his risk.

(b) All payments in respect of the Preference Shares shall be made subject to the deduction of any taxation required by law to be withheld or deducted at source.

(c) In determining amounts to be paid to Preference Shareholders, fractions of one cent will be rounded down to the nearest whole cent.

(d) Any unclaimed dividend may be invested or otherwise made use of by the director of the Issuer for the benefit of the Issuer until claimed and any dividend or other sum payable on any Preference Shares unclaimed after a period of ten years from the date when it became due for payment shall be forfeited and shall revert to the Issuer and the payment by the director of the Issuer of any unclaimed dividend or other sum payable on or in respect of a Preference Share into a separate account shall not constitute the Issuer a trustee in respect of it.

10. Variation of Rights

Subject to the provisions of the Articles of the Issuer and the Issuer Board Resolution, all or any of the rights for the time being attached to the Preference Shares for the time being issued may from time to time (whether or not the Issuer is being wound up) be varied either (i) by a general meeting of the holders of the Class A Shares and the Class B Shares after the prior approval of such variation by a special class meeting of the holders of the Preference Shares pursuant to a resolution adopted by at least two-thirds of the votes that can be cast on all issued Preference Shares; or (ii) in accordance with the terms of the Issuer Board Resolution.

Words and expressions defined in "Terms and Conditions of the Bonds" and "Description of the Issuer's Share Capital and the Preference Shares" have the same meanings in this Description of the Deed Poll, unless the context otherwise requires. References to particular Conditions of the Bonds shall be to the relevant Condition set out in "Terms and Conditions of the Bonds".

The Deed Poll will contain provisions to the following effect.

1. Guarantee

The Guarantor will unconditionally and irrevocably undertake to each of the Preference Shareholders to make due and punctual payment of all redemption monies, dividends and other amounts expressed to be payable in respect of the Preference Shares or, if Preference Shares shall not have been issued as so required by the Conditions of the Bonds, which would have been payable on such Preference Shares had the same been so issued when so required, on the due date for payment, or if Preference Shares shall not have been so issued as aforesaid, on what would have been the due date for payment had such Preference Shares been so issued, to the extent that the same shall not be paid by the Issuer, regardless of (i) whether the profits of the Issuer justify the relevant payment of any dividend, (ii) whether the relevant amounts shall be available for distribution or payment by the Issuer, (iii) whether payment thereof shall have been declared or approved by or on behalf of the Issuer or by the Issuer in a general meeting, (iv) whether the payment thereof by the Issuer shall be prohibited by law or (v) where Preference Shares shall not have been issued as aforesaid, the fact that for whatever reason such Preference Shares shall not have been so issued. Such obligations will constitute direct, unconditional, unsecured and unsubordinated obligations of the Guarantor and will rank *pari passu* with all other unsecured and unsubordinated obligations of the Guarantor from time to time outstanding.

2. Payments

(a) Any payment made or to be made pursuant to the provisions of the Deed Poll shall be made to the persons shown in the register of Preference Shareholders or, in the case of Preference Shares which should have been issued as required by the Conditions of the Bonds and which were are not so issued, the register of Bondholders, in each case maintained by the Issuer at close of business on the seventh London Business Day before the due date for the relevant payment.

(b) All payments made by the Guarantor pursuant to the Deed Poll will be made subject to the withholding or deduction of any taxation required by applicable law to be withheld or deducted at source. The Guarantor will not be required to pay any additional or further amounts in respect of such withholding or deduction.

(c) When making any payments to Preference Shareholders, fractions of one cent will be rounded to the nearest cent (with 0.5 of a cent being rounded upwards).

3. Undertakings

Whilst any Conversion Right remains exercisable, or any Share Exchange Call remains to be satisfied, the Guarantor will, save with the approval of the Bondholders by an Extraordinary Resolution or with the prior written approval of the Trustee where, in the Trustee's opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval, comply with the covenants given by it in the Trust Deed and the Deed Poll. The Guarantor will, in the event of failure of the Issuer so to perform or enforce when due, procure the performance by the Issuer of all the obligations to be performed by the Issuer and the enforcement of the rights of the Issuer in respect of the exercise of Conversion Rights and the making of Share Exchange Calls, the issue of Preference Shares on any such exercise and the exchange of the Preference Shares for Ordinary Shares pursuant to the making of Share Exchange Calls, as referred to in the Conditions of the Bonds and as set out in the Articles of the Issuer.

4. Amendments

The Deed Poll may be amended only by deed poll, executed by the Guarantor and expressed to be supplemental, and, for so long as any Bonds are outstanding, only with the approval of an Extraordinary Resolution of Bondholders and, for so long as any Share Exchange Call remains to be satisfied, the approval of an Extraordinary Resolution of Preference Shareholders (for the purposes of which any Preference Shares held by or on behalf of the Guarantor or any of its subsidiaries shall be disregarded and treated as not outstanding) or, with the prior written approval of the Trustee and without the consent of the Bondholders or Preference Shareholders where, in the Trustee's opinion, such amendment is not materially prejudicial to the interests of the Bondholders, or is, in the Trustee's opinion, of a formal, minor or technical nature or is made to correct a manifest or proven error. In forming such opinion, the Trustee shall not be bound to have

regard to the consequences (including, without limitation, tax consequences) of such exercise for individual Bondholders, individual Preference Shareholders or any other person resulting from their being for any purpose domiciled or resident in or otherwise connected with or subject to the jurisdiction of any particular territory. Any such amendment shall, unless the Trustee agrees otherwise, be notified to the Bondholders by the Guarantor in accordance with Condition 17.

The Trust Deed contains provisions for convening meetings of Bondholders and Preference Shareholders to consider the modification by Extraordinary Resolution of the provisions of the Deed Poll.

5. Governing Law

The Deed Poll will be governed by, and construed in accordance with, English law.

Investors should read the whole of this Offering Circular and not just rely upon key or summarised information.

Overview

Xstrata comprises four major businesses:

- Coal. The Group is the world's largest export thermal coal producer. It has interests in 34 operating coal mines, 22 of which are located in Australia and 12 of which are located in South Africa.
- Copper. The Group has interests in three operating mines, two in Australia and one in Argentina and smelting and refining plants in Australia.
- Zinc-Lead-Silver. The Group has a zinc smelting operation in Spain, a zinc smelting operation in Germany, interests in three operating mines and a lead smelter in Australia and a lead refining plant in the United Kingdom.
- Alloys. The Group is the world's largest producer of ferrochrome (in terms of both attributable production and attributable sales) and one of the world's leading producers of primary vanadium, with integrated production facilities in South Africa and Australia.

The Group's other businesses are comprised of its gold business, a forestry operation, consisting of a *eucalyptus globulus* forestry plantation in Chile, and process technology. Xstrata announced on 4 April 2003 that it had sold its magnesium recycling facility in the United States which until its disposal had formed part of the Group's other businesses.

History and development of the Group

Xstrata AG, which was the predecessor of Xstrata, was established in Switzerland in 1926 to invest in infrastructure and power projects in Latin America. In 1990, Glencore International became a substantial shareholder of Xstrata AG, following which Xstrata AG built a portfolio of businesses operating in the natural resources sector.

On 25 March 2002, Xstrata merged with Xstrata AG to become the holding company of the Group. At the same time, the Group acquired Enex and Duiker from Glencore International and the shares of Xstrata were admitted to the Official List and to trading on the London Stock Exchange's market for listed securities and were admitted to listing on SWX.

In December 2002, the Group acquired the Nordenham zinc smelter from Metaleurop SA, a company in which Glencore International has a 33 per cent. shareholding.

On 24 June 2003, Xstrata acquired, through a wholly-owned subsidiary, all of the MIM Shares held by the MIM Shareholders.

The following descriptions include the MIM operations on a pro forma basis as if they had formed part of the Group for the whole of the 2002 calendar year.

Coal Business

Summary

Introduction

The Group is the world's largest producer of export thermal coal, the fifth largest producer of export coking coal (AME February 2003) and produces a significant amount of coal for sale in the Australian and South African domestic markets from a portfolio of cost competitive mines. This portfolio comprises 22 operating coal mines in Australia and 12 operating coal mines in South Africa. The number of operating coal mines in Australia increased by six in 2003 following the acquisition of MIM. A number of the Group's mines have minority participants who, in Australia, are primarily Japanese companies or subsidiaries of Japanese companies.

The Group focuses on the cost effective production of coking and thermal coal for export and domestic use in coke making/steel production, electricity generation and industrial application.

The Group estimates that, in 2002, the Australian operations supplied approximately 20 per cent. of Australia's thermal coal exports from its New South Wales operations and approximately 18 per cent. of South Africa's thermal coal exports. The Group's Australian operations export primarily into Asia, particularly Japan. Semi-soft coking coal production represents approximately 20 per cent. of the New South Wales operations' output and coking coal represents approximately 47 per cent. of the Queensland operations' output which is exported predominantly to the Asian steel industry. Approximately

16 per cent. of the Group's attributable sales in the year ended 31 December 2002 were sold into the Australian and South African domestic markets.

The Group exports its coal from six major coal port facilities, five in Australia (the Port Waratah Coal Terminal and the Port Kembla Coal Terminal in New South Wales and Abbott Point, Dalrymple Bay Coal Terminal and R.G. Tanna/Barney Point Coal Terminals in Queensland) and one in South Africa (the Richards Bay Coal Terminal).

The Coal Business's management have taken steps to improve output by, among other things, increasing operating efficiencies and by further leveraging the Australian and South African operations' purchasing power. The purchasing power of the Australian and South African operations has enabled them to negotiate longer term agreements for the purchase of goods and services required by the operation, which include mining equipment and replacement parts, explosives, fuel, tyres and lubricants, as well as freight, rail and port handling services, and have enabled the operations to reduce their purchasing costs. The supplier base continues to be stable and the Group believes the Coal Business has strong relationships with key suppliers in both Australia and South Africa. Neither the Australian nor South African operation is reliant on any one supplier.

The Group holds most of its interests in mines through joint ventures, in which it generally holds a majority interest. Given the relationships between its joint venture partners and its customers, the Group believes that these joint ventures provide the Group with a valuable link to its customer base.

In Australia the Group has, either on its own account or through its interests in joint ventures, all underlying mining tenements and it has access (whether under freehold, leasehold or otherwise) to all land that is required for the Group's current coal mining operations.

The Group's portfolio of operating coal assets allows management to reduce the impact of variations that can be experienced within a single mining operation and the volatility of a single market. This combination of complementary factors includes: Access to diverse markets – the Group's product distribution to export coking, export thermal coal and domestic thermal coal is 22 per cent., 62 per cent. and 16 per cent. respectively; a geographical distribution of production between the New South Wales (42 per cent.), Queensland (29 per cent.) and South Africa (29 per cent.) assets; a unique combination of open cut and underground production sources and a mixture of own operated and production managed under contract. From this combination, Xstrata believes, the Group has a balanced risk profile from a diverse portfolio of assets with the ability to meet customer coal quality requirements.

The Coal Business continues to focus on business consolidation and has already realised significant benefits from improved cost structures and flexibility. The Group will continue to place a priority on cost competitiveness and growth. It plans to rationalise its current portfolio of assets to increase cost competitiveness and to generate additional growth from development of existing resources and reserves. Acquisitions of new assets that realise synergies with existing assets and complement the growth strategy of the Coal Business will continually be assessed.

The Group's attributable Proved and Probable Reserves exceed 1.8 billion tonnes of coal and, at the current rate of production, the Group estimates that those reserves will support mining in excess of 15 years.

The Coal Business's marketing strategy is to take advantage of its three key marketing strengths:

- *Substantial production volume from a diversified asset base, which is enhanced by selective blending at port, as well as supply flexibility.* The Group believes that the Coal Business is benefiting from an increasing trend among major coal buyers to purchase from more stable coal producers who can guarantee larger volumes in order to reduce logistical and administrative expenses. In this respect, the Group's volume of production represents a significant competitive advantage. The Coal Business, through selective blending, is also able to optimise quality, maximise resource utilisation and minimise production costs by blending coals. This realises significant efficiencies among its mines;
- *Its relationship with Glencore, a leading coal trader.* The Group's dedicated coal marketing department, which controls all coal marketing activities, benefits from its arrangement with Glencore through the Market Advisory Agreement (see page F-46 for a description of the Market Advisory Agreement). Glencore provides the Group with access to timely market information, supply and demand analysis and support via Glencore's network of 69 field offices in 45 countries

throughout the world. This relationship assists the Group in meeting its objective to achieve a superior price. Opportunities for selling the Coal Business's coal onto the shorter term or spot coal market are also enhanced through this relationship; and

- *The ability to offer major buyers generic branded coal.* By accessing the diverse product range available from its mines, the Group is able to reduce product variability and address the Coal Business's specific customer needs, which individual mines may have difficulty in satisfying. This creates significant efficiencies for customers and competitive advantage for producers, which are available to the Coal Business because of its diverse asset base and co-ordinated management.

See – "Sales and marketing of the New South Wales operations' coal", "Sales and marketing of the Queensland operations' coal" and "South African operations – Sales and marketing of the South African operations' coal".

The primary focus of the Coal Business's marketing strategy is to maximise the value of its sales of thermal and coking coals into the export market. The Coal Business will continue to seek to maximise sales into the premium end of the export market, which for its Australian operations is the large Asian power and steel industries. The Group considers that this sector of the market will continue to be the major growth area for Australian coals.

Each mine in Australia is represented by in-house marketing managers, who are responsible for marketing total mine production in conjunction, where appropriate, with the Group's joint venture partners. The export coal from Australia (other than from the Cumnock mine, which is subject to a separate agreement with Glencore) is subject to the Market Advisory Agreement between Duiker Marketing AG, Xstrata AG and Glencore International. As such, except where stated otherwise, sales figures referred to herein are for the sale of total mine production.

The typical quality of the coals mined by the Group in Australia for the export market vary in ash content from 8 per cent. to 16 per cent. on an air-dried basis and the Group's domestic coal varies in ash content from 22 per cent. to 39 per cent. on an air-dried basis. The typical gross calorific value of the Group's washed coals is in the range of 6,300 to 7,300 kilocalories per kilogramme on an air-dried basis. These qualities provide a range of coals to meet customers' needs and also provide an opportunity to blend coals to meet the specifications of particular customers.

In Australia, the Group's key marketing focus is to maximise sales of its thermal and coking coals into the export market. Sales to the domestic market are pursued when attractive, both through the renewal of existing contracts and the identification of opportunities. The Australian marketing activities are managed from the Coal Business's head office in New South Wales.

Due to differing margins, sales to the domestic market in South Africa will continue to be pursued when attractive, both through the renewal of existing contracts and the identification of new selling opportunities. The Australian operation, as one of the largest suppliers to the domestic market in New South Wales, Australia, will continue to seek additional sales in this market.

The Coal Business's coking coal production is exported predominantly to the major steelmakers in Japan, Korea and Taiwan. New markets are also being developed in India, Brazil and Europe.

The Group has been an active acquirer of coal mines and has been actively involved in the consolidation of the coal industry in Australia and South Africa. During 2002, negotiations to acquire a larger shareholding in Oakbridge Pty Ltd were progressed for the purchase of an additional 11.5 per cent. shareholding from Tomen Corporation. The Group's attributable interest in saleable production of the Oakbridge Group increased by approximately 1.1 Mtpa as a result of this acquisition. This acquisition became effective on 1 January 2003. In addition, in 2003 the Group acquired the operations, projects and undeveloped tenements of MIM and on 30 June 2003 also acquired the 32.5 per cent. interest in the Glendell Joint Venture, thus giving it a 100 per cent. interest in the Glendell project. The Group believes that there is scope for further consolidation of the Australian coal sector and the Group will continue to consider acquisition opportunities as they arise. Similarly, if attractive disposal opportunities arise in respect of the Group's interests, these will be considered, but the Group will seek, in the case of disposals of joint venture interests, to maintain a majority interest and, where applicable, management control.

Although the Group does not expect significant acquisition opportunities to arise in South Africa, the Group has identified opportunities for consolidation of the South African operations' reserves through reserve swaps with other producers. During 2002, additional resources were acquired in the Zaaiwater area and work commenced at Goedgevonden, a greenfield open cut project. In addition, other countries, such as Indonesia, Colombia and China may offer the Group growth and diversification opportunities for the future.

Resource and reserve base

The table below sets out the Group's attributable coal reserve base at 31 December 2001 in the case of the New South Wales, Australia and South Africa figures, and 31 December 2002 in the case of the Queensland, Australia figures:

	Reserves (Mt)[1]		
	Proved Reserves	Probable Reserves	Marketable Reserves
New South Wales, Australia	323	461	617
Queensland, Australia	269	165	374
South Africa	354	283	381
Total Coal Business[2]	946	909	1,372

[1] The above table sets out the Group's attributable coal reserve base, as extracted and combined from, in the case of the New South Wales, Australia and South Africa figures, the Minarco and Weir International Mining Consultants Competent Persons' Reports contained in the Xstrata IPO Listing Particulars and, in the case of the Queensland, Australia figures, as extracted from the Minarco Competent Persons' Report contained in the Xstrata Circular. See "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" on page 8 for an explanation of the basis of preparation of the reserve estimates.

[2] In addition to changes due to 2002 and 2003 production, the current actual reserve figures at 31 December 2001 or 31 December 2002, as the case may be, would differ from the figures in the table because:

(i) they have not been adjusted for the following events which have taken place since compilation of the figures;

(ii) the intended closure and sale of the Strathrae mine, expected to be completed by late 2003, would result in a reduction in recoverable reserves and in marketable reserves;

(iii) the decision to cease mining of the Cumnock underground mine by late 2003 would result in a reduction in recoverable reserves and in marketable reserves; an increase in attributable reserves as a result of the increased shareholding of the Group in Oakbridge; and

(iv) Recoverable reserves (Proved and Probable) and Marketable reserves have not been adjusted for any additional exploration performed and mine planning assessments completed since the date of the Competent Persons' Reports contained in the Xstrata IPO Listing Particulars which were prepared by Minarco and Weir International Mining Consultants or the Competent Persons' Report contained in the Xstrata Circular which was prepared by Minarco.

Production

The tables below set out the mine production and attributable production of the Coal Business broken down between the Australian and South African operations for the year ended 31 December 2002:

	Year ended 31 December 2002
Mine Production[1]	(Mt)
New South Wales, Australia	31.3
Queensland, Australia[2]	22.9
South Africa	40.1
Total Coal Business	94.3

[1] See "Presentation of Information – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.
[2] Production figures extracted from the Minarco Competent Persons' Report contained in the Xstrata Circular.

	Year ended 31 December 2002
Attributable Production[1]	(Mt)
New South Wales, Australia	24.6
Queensland, Australia[2]	17.2
South Africa	16.4
Total Coal Business	58.2

[1] See "Presentation of Information – Resources and reserves, production and sales" for an explanation of the basis of preparation of the production amounts.
[2] Production figures extracted from the Minarco Competent Persons' Report contained in the Xstrata Circular.

New South Wales operations

Overview

In the year ended 31 December 2002, the New South Wales operations' attributable production was 24.6 Mtpa of coal, approximately 82 per cent. of which was exported. The Group believes that its total export production from the New South Wales operations represents approximately 13 per cent. of all coal exported from Australia. Approximately 76 per cent. of the New South Wales operations' export production was thermal coal. The Group owns interests in 16 operating coal mines and a number of development projects, most of which are located in or close to the Hunter Valley of New South Wales. During 2002, the number of operating mines increased by two from 2001 with the commencement of operations at the Beltana Underground coal mine and reopening of the Cumnock Open Cut coal mines.

The Group has a consolidated interest of 13.4 per cent. in the operator of the Port Waratah Coal Terminal, located at the port of Newcastle, New South Wales, which is the world's largest export coal-handling operation. The Group also has a consolidated interest of 17 per cent. in the Port Kembla Coal Terminal, located at the port of Wollongong, New South Wales.

Description of the New South Wales operations' assets

The following table sets out certain information about each of the Group's operating New South Wales coal mines:

Coal mine	Type of mine[1]	Life of mine (years)[2]	The Group's attributable interest (%)	2002 Production (Mt)[3] Mine production	Attributable production	2002 Sales (Mt)[4] Attributable sales
Oakbridge Group[5]						
Bulga	OC	10	58.2	4.4	2.5	2.4
South Bulga	UG	1	58.2	2.2	1.3	1.3
Beltana	UG	19	58.2	0.3	0.2	0.2
Baal Bone	UG	4	63.2	2.3	1.4	1.3
Macquarie Coal Joint Venture						
West Wallsend	UG	15	80.0	1.9	1.6	2.1
Westside	OC	7	80.0	0.66	0.5	0.5
Liddell Group						
Liddell	OC	19	67.5	2.4	1.6	1.6
Cumnock						
	UG	1	84.0	1.4	1.2	1.20
	OC	5	84.0	0	0	0
Mount Owen	OC	19	100.0	4.8	4.8	4.7
United	UG	5	95.0	1.5	1.4	1.3
Ulan						
Ulan Underground	UG	19	90.0	3.5	3.2	2.9
Ulan Open Cut	OC	5	90.0	2.6	2.4	2.6
Ravensworth Group						
Narama	OC	10	50.0	1.7	0.8	0.8
Ravensworth East	OC	13	100.00	1.7	1.7	1.7
Total				31.3	24.6	24.6

Note: Numbers in the above table may not add up due to rounding.

[1] OC = Open cut. UG = Underground.

[2] Life of mines figures are estimates based on planned and scheduled extraction of reserves.

[3] For the year ended 31 December 2002. See "Presentation of Information – Resources and reserves, production and sales" for an explanation of the basis of preparation of production amounts. This table does not include production from Cook, which is classified as an associate. Production figures have been extracted from Xstrata's management records.

[4] For the year ended 31 December 2002. See "Presentation of Information – Resources and reserves, production and sales" for an explanation of the basis preparation of sales amounts. Sales figures have been extracted from Xstrata's management records.

[5] Subsequent to the 2002 year end, a further 11.5 per cent. of Oakbridge Pty Ltd was purchased from Tomen Corporation. The transaction, effective 1 January 2003, increases the Group's shareholding in Oakbridge from 66.5 per cent. to 78 per cent. The resulting attributable interest as at 1 January 2003 is 68.2 per cent. for Bulga, South Bulga and Beltana and 74.0 per cent. for Baal Bone.

Mines, projects and developments

Oakbridge Group

During 2002, the Group developed a new underground mine, Beltana, which commenced longwall operations following South Bulga's completion of longwall mining in the second quarter of 2003.

Macquarie Coal Joint Venture

The West Wallsend underground mine suffered production impacts due to adverse geological conditions. Management are completing life of mine plan updates and optimisation.

Liddell Group

Mining operations at Liddell are conducted under contract. The Group has entered into a new contract (with the same contractor) which includes a mine output expansion.

Feasibility and mine planning for Glendell, a Greenfield coal project, continued during 2003. This development is envisaged to commence operations as a satellite operation to the Mt. Owen infrastructure.

Cumnock
The Group recommenced open cut operations in December 2002 which is contracted for a period of five years to exploit the currently identified reserves. Exploration and assessment of future areas in the current underground mine has proved these areas to be currently uneconomic and it is planned to cease underground operations during the latter part of 2003. Significant coal resources exist for future potential operations which require further exploration and mine planning.

Mount Owen
The mining operations at Mt. Owen are conducted under contract by an independent contractor, under a 15-year contract, reviewable every five years. The first five-year review of the contract was completed in 2002.

United
In 2001, production at United was reduced in preparation for the transition from bord and pillar to longwall mining. This transition was successfully completed in 2002 when longwall mining operations were commenced in May 2002. Operating performance has exceeded forecasts since longwall mining operations were commenced.

Ulan
Pre-feasibility studies at Ulan Underground were completed during 2002 to examine the economic feasibility of production increases from the existing mine and additionally a second longwall. It is planned to complete further detailed feasibility studies during 2003.

Ravensworth Group
The Ravensworth Group consists of two mines, Narama and Ravensworth East, which were purchased with effect from 14 March 2002. Since taking over management, significant improvements in productivity and costs have been achieved and an optimised mine plan and schedule has been prepared and adopted. Synergy opportunities with the Group's adjacent Mt. Owen mine are being pursued.

These projects and developments are being funded from existing Group resources.

Sales and marketing of the New South Wales operations' coal
In 2002, approximately 82 per cent. of the New South Wales operations' attributable sales were to the export market. The New South Wales operations' coal sales are diversified among most of the major power companies and steel mills in Japan, Korea and Taiwan with sales also to Brazil and Europe when demand and prices support such sales. The Group is one of Australia's largest suppliers of semi-soft coking coal to the Japanese steel industry and the second largest supplier of thermal coal to Japan in terms of attributable sales. Of all the New South Wales operations' coal sales in 2002, both domestic and export, approximately 73 per cent. was sold for use in electric power generation, 19 per cent. for use in steel mill applications and 8 per cent. to general industry (which includes third parties that on-sell to various users).

In 2002, the New South Wales operations' six largest thermal coal customers represented approximately 50 per cent. of the New South Wales operations' total exported thermal coal sales while its six largest semi-soft coal customers purchased approximately 74 per cent. of the New South Wales operations' total exported semi-soft coal. Domestic coal sales are predominantly to electricity generators in New South Wales.

The following table sets out the geographical breakdown of sales of the New South Wales operations' mines in 2002 based on total attributable mine production:

	Sales
Japan	50%
Australia	18%
Other	17%
Taiwan	10%
Korea	5%
Total	100%

In 2002, the New South Wales operations sold approximately 65 per cent. of their total sales volume under annually renewable long-term and term coal supply agreements.

The Group expects to continue to sell a significant portion of its coal under annually renewable and long-term supply agreements, particularly in Asia. However, over the next few years the Group anticipates an increasing proportion of the global thermal coal trade will be conducted in the short-term or spot market. Owing to the New South Wales operations' current product and market sales mix, and its planned increase in production over the medium-term, the Group believes that it is well positioned to secure more attractive sales opportunities as they emerge.

Transportation of the New South Wales operations' coal

All coal exported by the New South Wales operations is transported to port by rail. Pacific National Limited (previously called Freightcorp) provides the New South Wales mines with all freight services. Rail freight contracts are negotiated with Pacific National Limited by producers individually, rather than on an industry basis.

Coal from Mt. Owen, Bulga, South Bulga, West Wallsend, Liddell, Ulan, Cumnock and United is exported through the Port Waratah Coal Terminal, which is the world's largest export coal handling operation. The terminal facility is owned and operated by Port Waratah Coal Services Limited (in which the Group has a consolidated 13.4 per cent. interest) and is located in the port of Newcastle, approximately 125 kilometres north of Sydney. The shiploading capacity is approximately 89 Mtpa. The Group's interest in the Port Waratah Coal Terminal does not give rise to an entitlement to throughput capacity because it is a common user terminal. Coal from Baal Bone is exported through the Port Kembla Coal Terminal, located in the port of Wollongong, New South Wales and is operated by Port Kembla Coal Terminal Ltd (in which the Group has a consolidated 17 per cent. interest). This gives rise to a minimum entitlement to export through the Port Kembla Coal Terminal. Port Kembla Coal Terminal has a shiploading capacity of approximately 15 Mtpa.

Queensland operations

Introduction

The Queensland operations in Australia, which were acquired by Xstrata in June 2003 as part of its acquisition of MIM, manage both the Oaky Creek and Newlands-Collinsville-Abbot Point ("NCA") joint ventures. All of the operating coal mines and projects of material value are located in the Bowen Basin, Queensland.

In the year ended 31 December 2002, the Group's attributable production in Queensland was 17.2 Mt of coal, approximately 97 per cent. of which was exported. Approximately 47 per cent. of the Queensland operations' export production was coking coal, 50 per cent. was thermal coal and the remaining 3 per cent. was supplied to the domestic market.

Reserve and Resource Base

The table below sets out the Queensland operations' attributable coal reserves and resources base as at 31 December 2002, extracted without material adjustment from the Minarco Competent Persons' Report contained in the Xstrata Circular:

	Reserves (Mt)[1]			Resources (Mt)[2]	
	Proved	Probable	Marketable	Measured and Indicated	Inferred
Oaky Creek	18	120	101	206	157
Newlands	51	24	59	313	129
Collinsville	40	8	41	147	15
Rolleston	160	13	173	259	340
Wandoan	0	0	0	741	0
Total	269	165	374	1,666	641

[1] Reserves are a subset of resources and are included in the resource estimate. See "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" on page 8 for an explanation of the basis of preparation of reserve amounts.
[2] See "Presentation of Information – Inferred Resources" for an explanation of the basis of calculation of Inferred Resources.

Production

The table below sets out the mine production and attributable production of the Queensland operations for the year ended 31 December 2002. Production figures have been extracted without material adjustment from the Minarco Competent Person's Report contained in the Xstrata Circular:

					Year Ended 31 December 2002		
Mine Production (Mtpa)	Product Type	Type of Mine[1]	Life of Mine[2] (years)	The Group's Attributable Interest (%)	Mine Production (Mt)	Attributable Production (Mt)	Attributable Sales (Mt)
Oaky Creek Joint Venture	Coking	OC/UG	20.0	75	9.1	6.8	6.8
Newlands Coal Project	Thermal	OC/UG	8.5	75	8.5	6.4	6.3
Collinsville Coal Project	Thermal	OC	11.5	75	3.6	2.7	2.5
	Coking	OC	8.5	75	1.7	1.3	1.3
Total Coal Business	Thermal		11.5		12.1	9.1	8.8
	Coking		20.0		10.8	8.1	8.1

[1] OC = Open Cut. UG = Underground
[2] Life of mine figures are estimates based on planned and scheduled extraction of reserves.

Mines, projects and developments

Oaky Creek Joint Venture ("OCJV")

The OCJV assets comprise two underground longwall-based operations and an open cut mining operation.

Newlands-Collinsville-Abbot Point Project ("NCA")

The NCA Project includes the Newlands and Collinsville mining operations and the Abbot Point port and coal handling facilities (which are owned by Ports Corporation of Queensland and managed by the Group).

Newlands Coal Project

The Newlands Coal Project produces around 8.5 Mtpa of coal. Underground reserves have been developed to augment open cut production. Open cut production will continue from lower strip ratio areas including satellite deposits such as Eastern Creek and Suttor Creek deposits.

The underground operation uses modern longwall mining technology with design capacity of 3.5 kt per hour and peak load capacity around 5 kt per hour.

Collinsville Coal Project

The Collinsville Coal Project produces several brands of coal, including a hard coking coal for export, a domestic hard coking coal for the local Bowen Coke works, a low volatile thermal coal for the local Collinsville power station and export markets and an ultra low volatile coal for export.

Rolleston Coal Project
Rolleston is located in the southwest of the Bowen Basin, approximately 16 kilometres west of the town of Rolleston and approximately 275 kilometres due west of the coal port of Gladstone. Rolleston coal is a low rank, high volatile bituminous coal (ASTM classification) with high moisture content. On 6 March 2003, MIM announced that it was to develop an open cut mine at Rolleston for an initial estimated capital cost of A$175 million (US$109 million). Xstrata is currently reviewing the feasibility study and market demand for Rolleston Coal. A decision on project timing will be made before the end of 2003.

Wandoan Coal Project
Currently at the pre-feasibility stage, the Wandoan Coal Project is the largest known coal deposit in the northern part of the Surat Basin, located in Central Queensland. The Surat Basin contains extensive resources of thermal coal. Development of the basin's coal assets to supply export markets is contingent on construction of suitable infrastructure such as mine to port rail links.

These projects and developments are being funded from existing Group resources.

Sales and marketing of the Queensland operations' coal
Thermal coal is supplied to various customers in Europe and Asia whilst North Queensland customers use Collinsville Coal Project's thermal coal mainly for the generation of electricity and domestic quality coking coal is supplied to the Bowen Coke works, owned and operated by a subsidiary of Xstrata.

The Bowen Coke works supplies coke to the Mount Isa lead smelter as a feed material in the smelting process. It also sells a small amount as coke products to the local market. The plant has a nameplate capacity of 45 ktpa.

The OCJV produces premium quality coking coals for supply to major steel makers in Japan, Asia, Europe, the United Kingdom, North Africa, South Africa and South America. These markets are predominantly serviced under term contract arrangements.

The following table sets out the geographical breakdown of sales of the Queensland operations' mines in 2002 based on total attributable mine production:

	Sales
Korea	29%
Japan	21%
Europe	18%
India	12%
Other Asia	8%
Australia	3%
Other	9%
Total	100%

In 2002, the Queensland operations sold approximately 89 per cent. of their total sales volume under annually renewable long-term and term coal supply agreements.

Transportation of the Queensland operations' coal
OCJV production is washed at the Oaky Creek coal handling and preparation plant where coking coal is prepared for export. Treated coal is then transported by rail to the ports of Dalrymple Bay and Gladstone.

The OCJV exports most of its product through the multi-user coal facility at Dalrymple Bay, approximately 300 kilometres to the north, and at the Port of Hay Point, south of Mackay. This terminal includes a bottom dump rail unloading station and stockpile capacity of 2.5 Mt. This capacity is expected to increase significantly in later stages of development from its current level of 45 Mtpa.

OCJV production is also shipped through Gladstone, approximately 390 kilometres to the south-east. The R.G.Tanna terminal at Gladstone has the same vessel size and loading capabilities as Dalrymple Bay while the Barney Point terminal is capable of loading vessels up to 70 kt deadweight at a rate of 2 kt per hour.

Coal from the Newlands and Collinsville Coal Projects is transported by rail to various domestic customers and to the port of Abbot Point for export. Abbot Point is Australia's most northerly coal-shipping port located approximately 20 kilometres north of Bowen. Abbot Point Bulkcoal Pty Ltd, a wholly owned subsidiary of Xstrata, operates the port of Abbot Point. The nominal capacity of the port is approximately 13 Mtpa.

South African Operations

Overview

The Group is South Africa's third largest exporter of thermal coal in terms of attributable sales. In the year ended 31 December 2002, the Group's attributable production of coal from its South African mines was 16.4 Mt and attributable sales were 16.8 Mt of which approximately 75 per cent. was exported. The Group believes that during 2002 it produced approximately 18 per cent. of all thermal coal exported from South Africa and supplied approximately 3 per cent. of all coal supplied to the South African market. The Group has an interest in twelve operating coal mines (four of these are joint ventures), of which ten are operated by the Group. The Group also has a 20.91 per cent. interest in the Richards Bay Coal Terminal. The Group believes its economic interest in the Richards Bay Coal Terminal provides the South African operations with a strategic advantage due to the associated rights it has to use the coal loading facility, which is for shareholder use only.

The 10 mines the Group manages in South Africa fall into three operating divisions:

- the Tweefontein Division, consisting of the Waterpan, Boschmans, Witcons and South Witbank mines and the Goedgevonden project;
- the iMpunzi Division, consisting of the Phoenix and Tavistock mines, plus the ATC and ATCOM mines (a 50 per cent. joint venture with Total Exploration South); and
- the Mpumalanga Division, consisting of the Tselentis and Spitzkop mines.

The two mines not operated by the Group form part of the Douglas Tavistock joint venture with Ingwe, and include the Douglas and Middleberg mines.

The Group's major holdings are located within two of the major coalfields of South Africa – the Witbank and Ermelo Coalfields. All of the mines that the Group operates as well as the Group's non-managed joint venture mines fall within the Witbank Coalfield with the exception of Tselentis and Spitzkop, which are in the Ermelo Coalfield. Production and planning across all the Group's mines is co-ordinated so as to manage the capacity constraints in exporting coal from South Africa.

The South African operations use more labour-intensive mining techniques and less capital-intensive technology in multi-section mechanised underground operations than the Australian operations because there are less complex mining conditions and the South African operations have access to a more cost effective work force. The Group's South African operations have demonstrated significant productivity improvements at a number of the mines over the last 18 months through the introduction of additional modern mining equipment technology, improving mine operating procedures and training of its employees. The Group currently owns the mineral rights for all of its operations other than certain rights held by Ingwe and those relating to part of the iMpunzi Division, the Klippoortjie reserves at South Witbank Colliery and a minor tract at Spitzkop, which it leases from the holders of the mineral rights in these areas. In addition, the Group owns the surface rights in freehold for most of the mines in the Tweefontein, iMpunzi and Mpumalanga Divisions. The ownership of the mineral rights will revert back to the State on the coming into operation of the Mineral and Petroleum Resources Development Act anticipated to be in 2003; however a strategy is in place to ensure continued access to the reserves in the long term as well as positioning the business to access further resources in the future in order to sustain the business (see further discussion below in "Regulatory and environmental matters").

Description of the South African operations' coal assets

The following table sets out certain information about each of the Group's operating South African coal mines:

				The Group's 2002 Production (Mt)		2002 Sales (Mt)
Coal mine	Type of mine[1]	Life of mine (years)[2]	Attributable interest (%)	Mine production[3]	Attributable production[4]	Attributable sales[5]
Tweefontein Division						
Waterpan	OC/UG	16	100	1.0	1.0	1.0
Boschmans	UG	16	100	1.9	1.9	2.0
Witcons	UG	16	100	1.0	1.0	1.1
South Witbank	UG	20	100	1.3	1.3	1.2
iMpunzi Division						
Phoenix	UG	11	100	0.9	0.9	0.9
Tavistock	UG	18	100	1.3	1.3	1.3
ATC	UG	11	50	1.5	0.7	0.8
ATCOM	OC	15	50	2.3	1.2	1.2
Mpumalanga Division						
Strathrae[6]	UG	–	100	0.0	0.0	0.1
Tselentis	OC	10	100	1.3	1.3	1.2
Spitzkop	OC/UG	4	100	1.2	1.2	1.2
Mines operated by Ingwe						
DTJV[7]	OC/UG	20	16	25.4	4.0	4.0
Rietspruit[8]	OC/UG	–	50	1.0	0.5	0.8
Total[9]				40.1	16.3	16.8

Note: Numbers in the above table may not add up due to rounding.
(1) OC = Open cut. UG = Underground.
(2) Life of mine figures are estimates based on planned and scheduled extraction of reserves.
(3) For the year ended 31 December 2002. See "Presentation of Information – Resources and reserves, production and sales" for an explanation of the basis of preparation of mine production amount. Production figures have been extracted from Xstrata's management records.
(4) For the year ended 31 December 2002. See "Presentation of Information – Resources and reserves, production and sales" for an explanation of the basis of preparation of attributable production amount. Production figures have been extracted from Xstrata's management records.
(5) For the year ended 31 December 2002. See "Presentation of information – Resources and reserves, production and sales" for an explanation of the basis of preparation of attributable sales. Sales figures have been extracted from Xstrata's management records.
(6) Operations at the Strathrae mine ceased at the end of February 2002 and the mine is currently on care and maintenance and is in the process of being sold.
(7) DTJV comprises the Douglas and Middelburg mines.
(8) Operations at the Rietspruit mine ceased at the end of May 2002 on depletion of reserves.
(9) Includes approximately 52kt traded through the Group's Richards Bay Coal Terminal entitlement.

Mines, projects and developments

Tweefontein Division

The Tweefontein Division consists of four wholly-owned mines: Waterpan, Boschmans, Witcons and South Witbank. A fifth colliery is being developed within this division, Goedgevonden, which has commenced preliminary production. The feasibility study to scale this operation up is currently being undertaken.

During 2002 two of the four drill and blast sections at Boschmanns were replaced with continuous miners (CMs). This mine now operates three CMs and two drill blast sections.

At Witcons, a continuous miner section was added at the start of 2003 and will allow the recovery of additional pillar reserves in the No. 4 Seam.

iMpunzi Division

The iMpunzi Division consists of two wholly-owned mines – Phoenix and Tavistock – as well as two mines the Group owns in a 50 per cent. joint venture with TESA, known as the TAV/TESA Joint Venture ("TAV/TESA"). The TAV/TESA operations are the Arthur Taylor Colliery ("ATC") and the Arthur Taylor Colliery Opencast Mine ("ATCOM").

An expansion project has commenced at Tavistock and output is expected to increase by approximately 35 per cent. during the next two years.

In 2002 the ATC mine embarked on a programme to increase the productivity of its continuous miners, which resulted in a 40 per cent. increase in output from these four units enabling full production requirements to be met without using the two labour intensive drill and blast sections which have been decommissioned.

The open pit ATCOM mine also operates under the TAV/TESA joint venture. Mining currently takes place in the East Pit. As the reserves in the East Pit are nearing depletion, the Group has commenced the development necessary to relocate open cut operations to the North Pit in 2003.

Mpumalanga Division
The Mpumalanga Division consists of two wholly-owned operating mines: Tselentis and Spitzkop. Underground operations commenced in 2003 at Tselentis.

Xstrata is considering the development of new capacity at the Verkeerderpan project.

Joint venture mines managed by Ingwe
The Douglas and Middelburg mines are operated by the Group's joint venture partners Ingwe under the Douglas/Tavistock Joint Venture ("DTJV"). Douglas consists of both underground and open pit operations and Middelburg is an open cut mine.

These projects and developments are being funded from existing Group resources.

Sales and marketing of the South African operations' coal
The marketing of the South African operations' coal is managed through Duiker Marketing AG with the exception of (a) domestic sales which are managed directly by the South African operations (other than domestic sales from the DTJV, which are managed by Ingwe); and (b) export sales from the TAV/TESA joint venture, which are managed by TESA. Duiker Marketing AG and Xstrata AG have entered into a Market Advisory Agreement with Glencore International in respect of the South African coal exports that it manages (see page F-46 for a further description of the Market Advisory Agreement).

On an air-dried basis, the export coals produced by the South African operations have a relatively low sulphur content and low moisture levels. The ash content of the South African operations' high grade export coals is approximately 14 per cent. (on an air-dried basis) and have a gross calorific value ranging from 6,400 to 6,700 kilocalories per kilogramme, whereas its low grade export coals have an ash content of approximately 20 per cent. (on an air-dried basis) and have a gross calorific value ranging from 5,600 to 6,100 kilocalories per kilogramme. The South African operations' coal produced for domestic customers generally has a higher sulphur and ash content and a comparatively lower calorific value than the South African operations' typical export product.

All sales figures in relation to the South African operations refer to attributable sales. The South African operations' principal marketing strategy is to maximise sales of high margin export coal, using all of its Richards Bay Coal Terminal entitlement. The South African operations sell their incremental tonnage into the domestic market.

Of the South African operations' attributable sales of 16.8 Mt in 2002, approximately 75 per cent. was exported. The major market for exports was Europe, with the United Kingdom, Spain and France being the South African operations' largest European purchasers. Outside of Europe, Israel was the largest purchaser of the South African operations' coal production. Of the thermal coal exported by the South African operations in 2002, over 95 per cent. was sold for use in the power industry and the remainder mainly for use in the cement industry. The South African operations' eight largest export thermal coal customers represented approximately 65 per cent. of its total South African exports in 2002. The Group does not believe the South African operations are overly dependent upon any one customer.

The following table sets out the geographical breakdown of attributable sales of the South African operations' mines for the year ended 31 December 2002:

	Sales
Europe and Mediterranean[(1)]	66%
South Africa[(2)]	25%
Other export[(3)]	9%
Total	100%

(1) Approximately 36 per cent. of which was sold to/via Glencore.
(2) Approximately 1 per cent. of which was sold to/via Glencore.
(3) Approximately 4 per cent. of which was sold to/via Glencore.

Of the South African operations' domestic sales of 4.2 Mtpa, approximately 45 per cent. was sold to ESKOM, the State-owned electricity utility. The major domestic industrial consumers are the paper, sugar, chemical and metallurgical industries and municipal power stations. The South African operations supplied approximately 10.5 per cent. of the domestic industrial market in 2002 (which excludes lower margin sales to ESKOM for electricity generation and Sasol for the production of synthetic fuels and chemicals, and in which the South African operations have only approximately a 1.4 per cent. market share).

In 2002, approximately 81 per cent. of the South African operations' export sales were under spot contracts, with the remaining sales being under term coal supply agreements of one year or longer. In 2002, approximately 75 per cent. of the South African operations' domestic sales were under term contracts, the most significant being with ESKOM for the Duvha Power Station, which runs until 2014 with an option to renew for two further 10-year periods.

Transportation of the South African operations' coal

In 2002, 100 per cent. of the coal exported by the South African operations was loaded through the Richards Bay Coal Terminal. The Richards Bay Coal Terminal is capable of loading vessels of various sizes and is the only port facility in South Africa with capacity for substantial coal export volumes. Prior to 2002, the Duiker Group exported limited quantities of coal via Durban and Maputo each with a capacity of under 2 Mtpa and the ability to load smaller vessels only. The Richards Bay Coal Terminal loaded 66.05 Mt onto vessels during 2002. All coal that the South African operations export through the Richards Bay Coal Terminal is transported by COALlink, a division of Spoornet, the State-owned railway operator. In 1995, the shareholders of the Richards Bay Coal Terminal entered into a 10-year agreement with COALlink under which COALlink agreed to provide those companies with transport of their coal exports up to 72.0 Mtpa to the Richards Bay Coal Terminal. COALlink transported a total of approximately 63.5 Mt of coal (as measured at port) during 2002. The Group believes that COALlink is one of the most efficient coal rail facilities in the world, in terms of the tariff/tonne/kilometre and performance and reliability.

The Group has a 20.91 per cent. interest in the Richards Bay Coal Terminal, which is owned by seven coal producing companies in South Africa including Ingwe (a subsidiary of BHP Billiton) and Anglo Operations Limited (a subsidiary of Anglo American). The Richards Bay Coal Terminal is situated in the deepwater port of Richards Bay, on the north-eastern coastline of South Africa. The Richards Bay Coal Terminal has a capacity of 72 Mtpa, although the agreed throughput of capacity for 2003 is 68 Mt, of which the South African operations of Xstrata are entitled to approximately 13.9 Mtpa after deducting net entitlement transferred to and from the South African operations' two joint ventures.

Richards Bay Coal Terminal Phase V upgrade project

A Memorandum of Understanding has been signed by a number of parties wishing to participate in the Richards Bay Coal Terminal Phase V upgrade project, which is planned to increase total throughput capacity to 82 Mtpa. The Group has exercised its rights in the Phase V upgrade, which will increase the Group's entitlement by 2.1 Mtpa. The construction period for this Phase is expected to commence once all agreements have been signed, and capital projects approved by the various boards of directors. Following completion of the Phase V upgrade, it is unlikely that any further expansion of the Richards Bay Coal Terminal will take place.

Richards Bay Coal Terminal is for shareholder use only, however a concession has been made to allow some non-shareholder coal through the port with preference being given to coal produced by black economic enterprises. This

throughput is likely to be approximately 0.4Mt in 2003. Strategies are being developed and discussed with the National Ports Agency to enable this non-shareholder tonnage to be increased over the next three years without affecting the 72Mtpa base capacity that shareholders have planned to utilise and without affecting the Phase V expansion plan.

While the capacity of the Richards Bay Coal Terminal is a constraint on the amount of coal that the South African operations can export, production and planning across all the South African operations' mines is co-ordinated so as to optimise usage of this facility. The lack of alternative sizeable ports in Southern Africa for the export of coal from South Africa, as well as the restricted access to the Richards Bay Coal Terminal, effectively limits potential oversupply in the export market from non-Richards Bay Coal Terminal coal producers.

Copper Business

Summary

Introduction

The Group's copper business, which was acquired by Xstrata in June 2003 as part of the acquisition of MIM, incorporates two mines, a smelter and a refinery in Australia and one mine in Argentina. Concentrate from the Ernest Henry mine is transported to the Mount Isa smelter where it is processed along with concentrate from the Mount Isa mines into anode copper. Surplus concentrate production is sold to third parties. The anode is refined at the Group's refinery in Townsville. The Alumbrera mine produces a copper-gold concentrate and doré for sale to third parties.

Reserve and Resource Base

The table below sets out the Group's copper-gold reserves and resources base as at 31 December 2002, as extracted without material adjustment from the Pincock, Allen & Holt Competent Person's Report for the copper-gold assets held by the Group as set out in the Xstrata Circular:

	Reserves (Mt)[1]		Resources (Mt)[2]				Beneficial
	Proved and Probable	Copper Grade (%)	Measured and Indicated	Copper Grade (%)	Inferred	Copper Grade (%)	Interest (%)
Mount Isa							
X-41 Mine	30.1	2.5	88.0	2.1	23.0	1.9	100
Enterprise Mine	40.4	3.9	63.6	3.6	14.0	2.9	100
Copper Open Pit	–	–	81.0	1.3	210.0	1.1	100
Ernest Henry Open Pit	82.8	1.02	119.0	0.94	2.0	0.6	100[3]
Ernest Henry Underground	–	–	3.0	1.7	2.0	1.7	100
Alumbrera	373.0	0.51	373.0	0.51	0	0	50

(1) Reserves are a subset of resources and are included in the resource estimate. See "Presentation of information – Ore reserve and mineral resource reporting – basis of preparation" on page 8 for an explanation of the basis of preparation of reserve amounts.
(2) See "Presentation of Information – Inferred Resources" for an explanation of the basis of calculation of Inferred Resources.
(3) MIM had a 51 per cent. interest in financial year ended 30 June 2002; 99.995 per cent. interest thereafter, which is rounded to 100 per cent. in this table.

Production

The table below sets out the total and attributable mine production and attributable smelter and refinery production of the Copper Business (broken down between the Group's three copper mines) for the year ended 31 December 2002. Production figures and life of mine estimates have been extracted without material adjustment from the Pincock, Allen & Holt Competent Person's Report for the copper-gold assets held by the Group as set out in the Xstrata Circular:

			Year ended 31 December 2002		
Copper	Type of Mine[1]	Life of Mine (years)[2]	The Group's Attributable Interest (%)	Mine Production (t)[5]	Attributable Production (t)[5]
Mount Isa Copper	UG	12	100	178,787	178,787
Ernest Henry Mine[3]	OC	8	100	113,557	113,557
Alumbrera[4]	OC	10	50	203,742	101,871
Total Copper Business				496,086	394,215

(1) UG=Underground. OC=Opencut.
(2) Life of mine figures are estimates based on planned and scheduled extraction of reserves.
(3) MIM had a 51 per cent. interest in financial year ended 30 June 2002; 99.995 per cent. thereafter, which is rounded to 100 per cent. in this table.
(4) MIM has a 50 per cent. interest in the mines' operating company, Minera Alumbrera Limited. Wheaton River Minerals Ltd. currently owns 37.5 per cent. and Northern Orion currently owns 12.5 per cent.
(5) These production figures refer to contained copper.

Attributable Smelter and Refinery Production (tonnes copper metal)	Year ended 31 December 2002 (in tonnes)
Mount Isa Copper Smelter (anode)	230,378
Townsville Refinery	227,964

Mining Operations

Mount Isa

Total Mount Isa mine production amounted to approximately 179 kt of copper in concentrate in the year ended 31 December 2002.

Copper operations at Mount Isa, located in west-central Queensland, include two contiguous underground mines (X-41 and Enterprise), with a flotation concentrator, copper smelter and associated infrastructure. The Mount Isa operations are owned entirely by the Group.

The Enterprise underground copper mine, the most recent copper ore source at Mount Isa, was developed beneath existing mining operations and commenced commercial production in July 2000. The mine is Australia's deepest, with a new internal shaft completed to a depth of 1800 metres, connecting with an existing shaft to the surface. Ore from the Enterprise mine has a grade of around 4 per cent. copper, and is currently mined from depths approaching 1,600 metres.

Ore is processed in a conventional 6.0 Mtpa copper concentrator, with most concentrates smelted in the Mount Isa smelter to produce copper anodes. Additional copper concentrate is currently produced by utilising the spare capacity in the zinc-lead concentrator. Copper concentrates which are not processed in the smelter are sold to off-site customers.

Ernest Henry

The Ernest Henry mine produced approximately 114 kt of copper in concentrate in the year ended 31 December 2002.

The Ernest Henry copper-gold mine, located approximately 38 kilometres northeast of Cloncurry in northwest Queensland, commenced operation in 1997. The operation is owned by Ernest Henry Mining Pty Ltd (in which the Group now has a 99.995 per cent. interest).

The Ernest Henry Mine is an open pit operation that extends 270 metres below the ground surface, with potential to continue to a depth of 540 metres. The deposit remains open at depth and a deep-drilling programme has been commenced by the Group to explore this portion. There is a possibility that the open pit could be expanded to allow extraction of the deeper mineralisation, which would extend the mine life beyond its currently scheduled closure in 2011.

The mine plant has the capacity to process up to 10 Mtpa of ore to produce flotation concentrate containing in excess of 100 kt of copper and 100,000 ounces of gold. The copper-gold ore is crushed in a gyratory crusher, ground in a SAG-ball mill, and floated for the production of a copper-gold concentrate which is predominately trucked to Mount Isa for smelting with the excess shipped to Townsville for transport to third-party smelters.

Alumbrera, Argentina

The copper mine at Alumbrera produced 204 kt of copper in concentrate and 754 koz of gold in concentrate and doré in the year ended 31 December 2002.

The Group holds a 50 per cent. interest in Minera Alumbrera Limited ("MAA"), the operating company of the Alumbrera mine, with Wheaton River Minerals Ltd and Northern Orion Resources holding 37.5 per cent. and 12.5 per cent. respectively. The sale of Rio Tinto's 25 per cent. stake to Wheaton River Minerals Limited was concluded in March 2003. Wheaton River Minerals and Northern Orion Resources each purchased a 12.5 per cent. stake in MAA from BHP Billiton in June 2003. MAA also has an interest in the proceeds of the Alumbrera mine under a lease from a state owned corporation in Argentina (referred to by its Spanish acronym "YMAD") which owns the deposit. Pursuant to other arrangements a royalty is payable to YMAD following recoupment of the capital investment by MAA. Barring major metal price increases it is unlikely that this royalty payment will be significant.

The Alumbrera project began commercial production in 1998. Alumbrera is located approximately 850 kilometres from Puerto General San Martin. Alumbrera consists of five facilities including: an open pit mine and concentrator; a 316 kilometre long concentrate slurry pipeline; a 202 kilometre power line; a filter plant; and port and handling facilities. Copper ore is mined from an open pit mine and processed in a concentrator at the rate of 100 kt of ore per day following the completion of an expansion project in the concentrator. The project consisted of the addition of a third grinding line and a pebble crushing circuit covering all three grinding lines. The processing produces a copper concentrate containing gold and a separate gold-silver doré is produced from the gravity circuit. In November 2002, a US$27 million expansion project was commissioned, which allowed the daily concentrator capacity to be increased from its previous capacity of 80 kt per day. This expansion is expected to maintain the annual copper-in-concentrate production levels in the range of 170 ktpa to 200 ktpa for the next seven years.

The processing plant is a conventional flotation concentrator using semi-autogenous grinding mills, followed by ball mills, flotation circuits, and concentrate thickeners.

The final copper concentrate is thickened and then is pumped via a slurry pipeline to a filter plant located near Tucuman. The filter plant produces a low-moisture cake, which is loaded onto rail cars for transport to the MAA port facilities at Puerto General San Martin for shipment to third party smelters.

Smelting and Refining Operations

Isa Copper Smelter

The Isa copper smelter, which utilises ISASMELT furnace technology, is part of the Mount Isa operations. In 1999, a capital expansion and operational modification was completed, increasing the copper smelter's nameplate capacity to 255kt of anode copper per annum. The concentrate feed sources are from the adjacent Isa copper mill and the Ernest Henry mine. Anode copper is the primary product from the smelter, which is sent by rail to the Group's Townsville copper refinery.

The smelter is connected to WMR's acid plant which treats sulphur dioxide gases from the primary and secondary smelting stages. This has improved the performance of the smelter in terms of output and environmental compliance. However, additional capital expenditure is needed in the future to bring the smelter in line with international environmental standards.

Townsville

The Townsville operations encompass a copper refinery, port operations, marketing, customer services and logistics.

Copper Refinery

The Group's copper refinery in Townsville produces 99.997 per cent. pure LME Grade A copper cathode, using ISAPROCESS technology (which was developed by MIM). The plant has a nameplate capacity of 270 kt of cathode copper per year, although the capacity is constrained by the throughput of anode copper from the Mount Isa copper smelter. A facility for producing stainless steel cathodes for use in the ISAPROCESS technology adjoins the refinery. Copper produced using ISAPROCESS technology accounts for approximately 35 per cent. of global copper production.

Townsville port operations

The port facility operations are part of the Townsville operating unit, which are located at the Townsville port. The port facility receives bulk metal concentrates by rail, which are stored in a covered storage area before being loaded onto ships.

The bulk handling operation includes a rail car dumper, conveyors to 15 kt of covered storage, conveyors to ship loading, and cranes with "clam shell" buckets for ship unloading. Ships of 45 kt capacity can be received at the berths.

Sales and marketing

Concentrates from the Mount Isa and Ernest Henry operations which are not processed in the Mount Isa copper smelter are sold to third-party smelters.

Copper cathode from the Townsville refinery is sold to third-parties.

The Alumbrera concentrate is of high quality and consistency with high gold value. Approximately 90 per cent. is sold under long-term contracts and the remainder is sold into the "spot" market.

Projects and Developments

Open pit mine at Mount Isa

Potential exists at Mount Isa for the development of an open pit copper operation, from mineralisation currently carried as a Resource, along with significant zinc, lead and silver content. A feasibility study is being prepared for the open pit that includes the potential installation of an Albion Process plant to treat open pit ores and produce copper cathode.

Zinc Business

Summary

Introduction

The Zinc Business's main activities are the production of zinc metal.

The Zinc Business incorporates operating facilities comprising of the San Juan de Nieva smelting plant, the Hinojedo roasting facility and the Arnao manufacturing plant in Spain and the Nordenham zinc smelter in Germany and, in addition, three mining complexes and a lead smelter in Australia, and a lead refinery in the UK which were acquired by Xstrata in June 2003 as part of the acquisition of MIM. Ore from the Mount Isa zinc-lead-silver mine and the George Fisher-Hilton mine is concentrated at Mount Isa producing separate zinc and lead concentrates. The zinc concentrate is sold to third parties, while the lead concentrate is smelted on site at the Mount Isa lead smelter, and the lead bullion shipped to the Northfleet lead refinery in the UK for processing. McArthur River mine produces a bulk zinc-lead-silver concentrate, which is sold to third party smelters. Prior to Xstrata's acquisition of MIM, MIM exited its loss-making European operations through the sale of the Duisburg smelter in Germany, and the closure of the Avonmouth smelter and Wakefield recycling facility in the UK.

Reserve and Resource Base

The table below sets out the Group's zinc, lead and silver reserves and resources base as at 31 December 2002 extracted without material adjustment from the Pincock, Allen & Holt Competent Person's Report for the zinc and lead assets held by the Group as set out in the Xstrata Circular:

	Ore Reserves[1] Proved and Probable				Mineral Resources[2] Measured and Indicated				Mineral Resources Inferred				Beneficial Interest (%)
Zinc-Lead Ore Reserves and Mineral Resources	(Mt)	Grade (% Zn)	Grade (% Pb)	Grade (g/t Ag)	(Mt)	Grade (% Zn)	Grade (% Pb)	Grade (g/t Ag)	(Mt)	Zn	Pb	Ag	
Mount Isa Lead	9.9	6.0	5.9	153	25.9	6.2	6.2	157	10.0	6.0	5.0	130	100
George Fisher	21.2	9.7	4.9	107	37.3	9.6	4.4	95	60.0	9.0	4.0	70	100
Hilton	12.2	8.7	6.2	134	30.7	8.7	6.5	147	4.0	10.0	5.0	100	100
McArthur River	39.2	12.4	5.5	57	121.2	12.8	5.8	59	3.0	13.0	6.0	50	75
Mount Isa Open Pit	–	–	–	–	37.0	3.9	3.3	77	250.0	4.4	3.2	74.0	100

(1) See "Presentation of Information – Inferred Resources" for an explanation of the basis of calculation of Inferred Resources.

(2) Reserves are a subset of resources and are included in the resource estimate. See "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" on page 8 for an explanation of the basis of preparation of reserve amounts.

Production

The tables below set out the mine, smelter and refinery production of the Zinc Business broken down between the Group's mines, smelters and refineries for the year ended 31 December 2002:

Zinc Business

		Type of Mine(2)	Life of Mine (years)(3)	The Group's Attributable Interest (%)	Year ended 31 December 2002 Mine Production (t)	Attributable Production (t)
Mount Isa (including Hilton and George Fisher)(1)		UG	8-10	100		
	Zinc				182,324	182,324
	Lead				120,150	120,150
	Silver (koz)				7,806	7,806
MacArthur River(1)		UG	25	75		
	Zinc				171,383	128,537
	Lead				40,411	30,308
	Silver (koz)				1,640	1,230
Total Zinc Business(1)	Zinc				353,707	310,861
	Lead				160,561	150,458
	Silver (koz)				9,446	9,036

Production (tonnes contained metal)	Year ended 31 December 2002	
Mount Isa Lead Smelter(1)		
Lead in Bullion	tonnes	147,820
Silver in Bullion	koz	11,357
Northfleet/Wakefield(1)(4)		
Refined Lead and Lead in Alloys	tonnes	251,629
Refined Silver	koz	14,654
Avonmouth(1)(5)		
Refined Zinc	tonnes	90,250
Lead in Bullion	tonnes	34,770
Duisburg(1)(6)		
Refined Zinc	tonnes	88,193
Lead in Bullion	tonnes	27,092
San Juan de Nieva		
Total Zinc	tonnes	460,000
Saleable Zinc	tonnes	440,000
Nordenham		
Total Zinc	tonnes	144,000
Saleable Zinc	tonnes	131,000

(1) Production figures (in tonnes for lead and zinc and kozs for silver) have been extracted without material adjustment from the Pincock, Allen & Holt Competent Person's Report for the zinc and lead assets held by the Group as set out in the Xstrata Circular.
(2) UG = Underground.
(3) Life of mine figures are estimates based on planned and scheduled extraction of reserves.
(4) Production at Wakefield ceased on 20 December 2002.
(5) Production at Avonmouth ceased on 1 March 2003.
(6) The Duisburg plant was sold in December 2002.

Production

For the year ended 31 December 2002, the Zinc Business's total zinc metal production was approximately 780 kt (this figure includes production from the Avonmouth and the Duisburg plants which have now been closed and sold, respectively).

Description of operations

Mining operations

Zinc, lead and silver from the Mount Isa orebodies are produced from two underground mines – the Mount Isa zinc-lead-silver mine and the George Fisher-Hilton zinc-lead-silver mine located approximately 20 kilometres to the north of Mount Isa. The Mount Isa zinc-lead-silver mine, when combined with the George Fisher-Hilton zinc-lead-silver mine, ranks among the world's leading producers of lead, the five largest producers of silver and the 10 largest producers of zinc, by volume of production.

Mount Isa Lead Mine

The Mount Isa zinc-lead-silver mine produced 1.1 Mt of ore in the year ended 31 December 2002.

The zinc-lead-silver and copper orebodies at Mount Isa occur adjacent to each other but are mined as separate entities. The zinc-lead-silver orebodies extend from the surface to about one kilometre below the surface. Individual orebodies range in widths up to 35 metres and may persist for hundreds of metres in length.

Crushed ore is conveyed to the heavy medium plant at Mount Isa where a separation is made on the basis of ore density. Around 30-35 per cent. of the ore is rejected as gangue, waste material, containing very little valuable mineral. Around 95-97 per cent. of the zinc, lead and silver metal is recovered and fed to the zinc-lead concentrator. The pre-concentrated ore is held in bins, which feed the concentrator. Zinc concentrates are transported by rail to Townsville for distribution to third party smelters located in Townsville and around the globe. Lead concentrate is converted into lead bullion at the Mount Isa lead smelter, then transported to Northfleet for refining.

George Fisher-Hilton Mine

The Hilton Mine commenced production in 1990. The new George Fisher operation, situated 2 kilometres north of the original Hilton mine, commenced production in 2000. George Fisher is on the same zinc-lead bearing structures as those found at Mount Isa and Hilton, but mining at George Fisher is complicated by cross faulting and softer ground. Hilton and George Fisher ores are trucked to the Mount Isa lead concentrator for processing. The George Fisher-Hilton Mine produced 1.9 Mt of ore in the year ended 31 December 2002.

McArthur River Mine

The McArthur River zinc-lead-silver mine lies approximately 900 kilometres south-east of Darwin, in the north-eastern part of the Northern Territory. It is one of the world's largest zinc deposits and is a joint venture between Xstrata (75 per cent.) and ANT Minerals (25 per cent.), a consortium of Japanese companies.

The mine is a fully mechanised underground operation. The concentrator processes ore from the underground mine and utilises conventional crushing, SAG/ball grinding, ultra-fine grinding with IsaMills, and four-stage flotation techniques to produce a bulk zinc-lead concentrate.

The McArthur River Mine produced 1.6 Mt of treated ore (1.1 Mt attributable tonnes to the Group at 75 per cent.) in the year ended 31 December 2002. The introduction of bench mining, a bulk mining method, contributed to increased production. A secondary crusher has increased concentrator throughput, metallurgical recovery rates have continued to increase, and underground stockpile ore blending has added to production improvements.

The Reocín mine

The Reocín mine is located in the Spanish region of Cantabria, approximately 30 kilometres southwest of the Port of Santander. Mining ceased in March 2003. The Group anticipates that the closure costs of the mine will be largely offset by the proceeds arising from the disposal of large tracts of land to the regional government for which agreements have been reached, and from the sale of the remaining Reocín assets.

Smelting and refining operations

The Hinojedo roasting plant

The Hinojedo roasting plant is located approximately six kilometres east of the Reocín mine. Zinc concentrates from the Reocín mine were, until mining operations at the mine ceased, processed at the roasting plant to produce calcine which was then transported to the San Juan de Nieva electrolytic zinc plant. The major plant facilities at Hinojedo are a flash

roaster and a liquid sulphur dioxide plant. Following cessation of mining activity at the Reocín mine, concentrates purchased from third parties are being treated at the Hinojedo facility.

The San Juan de Nieva electrolytic zinc plant

The San Juan de Nieva electrolytic zinc plant is located in the Asturias region of Spain near the port of Avilés and is the largest single zinc smelter in the world and one of the leading plants of its kind in the world in terms of production and cost efficiencies. Over the four years to 2001, zinc metal production at San Juan de Nieva consistently exceeded the plant's 320,000 tonnes per annum design production capacity. An expansion was commissioned during the third quarter of 2001, bringing the total production capacity of the plant to 460 ktpa. Following this expansion, the plant accounted for approximately 7 per cent. of western world, 20 per cent. of western European and 90 per cent. of Spanish domestic production.

The Group has further expanded the nameplate capacity at the San Juan de Nieva plant from 460 kt to 485 ktpa. Construction on the project, which had a capital cost of US$6.2 million, started in November 2002, and has recently been completed.

A new Oleum Plant, with an annual capacity of 52 kt, has been constructed and commissioned at San Juan. The US$3.5 million project provides a more cost efficient solution to disposal of sulphuric acid.

The San Juan de Nieva zinc plant achieves an average rate of recovery of approximately 96 per cent. of zinc metal from concentrates, compared to the approximately 85 per cent. paid according to the generally accepted industry pricing formula for zinc concentrates.

The plant is comprised of five major operating areas: concentrate receiving and storage; roasting and sulphuric acid plant; leaching and purification; electrowinning; and casting. The plant utilises conventional technologies for the production of zinc ingots, zinc alloys, zinc for plating and zinc dust and by-products of sulphuric acid, mercury and germanium oxide.

The Arnao manufacturing plant

The Arnao manufacturing plant is located approximately four kilometres from the San Juan de Nieva electrolytic zinc plant and produces zinc oxide dust, rolled zinc products, lead anodes and zinc wire. The zinc oxide is produced in three distillation columns with capacity for 20.5 ktpa of zinc oxide. The plant also has a small rolling mill where 1,800 kilogramme ingots are first rolled to a thickness of 10 millimetres at a roughing mill and then reduced to a thickness of 0.25 millimetres in a finishing mill and subsequently cut to customers' requirements. The capacity of the rolling facility is some 9 ktpa. Arnao also has the ability to produce zinc wire with diameters of as small as two millimetres. The capacity of this facility is approximately 500 tpa depending on the final diameters of the wire desired.

The Nordenham electrolytic zinc plant

The Nordenham smelter is located in Germany at Nordenham on the Weser estuary, opposite Bremerhaven in Northern Germany. The plant was commissioned in 1972. Since then the plant has been expanded and modernised to the current capacity of 133 kt of zinc metal per annum.

The plant is comprised of five major operating areas: concentrate receiving and storage; roasting and sulphuric acid plant; leaching and purification; electrowinning; and melting and casting. The Nordenham smelter produces zinc ingots, zinc alloys, sulphuric acid, cadmium metal, copper cement and lead-silver concentrate. The iron residue, jarosite, is ponded approximately 10 kilometres from the smelter.

Mount Isa Lead Smelter

The Mount Isa lead smelter treats lead concentrates from the Mount Isa mine and George Fisher-Hilton mines as well as the BHP Billiton-owned Cannington mine, located approximately 150 km from Mount Isa.

The annual production capacity of the smelter is 170 kt of crude lead bullion. In the year ended 31 December 2002 it produced 148 kt.

The crude lead is transported to the Townsville port, where it is shipped to Northfleet for refining.

Northfleet Lead Refinery

The Northfleet lead refinery is one of the world's largest primary lead refineries by volume of output with a capacity of 280 ktpa. In addition, it has a recycling production capacity of 55 ktpa. In the year ended 31 December 2002 it produced 248.6 kt.

The facility is located approximately 60 kilometres outside London and has three refining lines for processing:

- Mount Isa's crude lead bullion;
- Material received from Avonmouth and other third parties (the potential closure of this line was announced by MIM on 27 March 2003 following the closure of the Avonmouth smelter. Refining operations at this line were suspended in May 2003, although operations can be reactivated when economically viable feed stock is available); and
- Scrap batteries and other recycled lead using ISASMELT technology.

Wakefield Lead Recycling Plant

The Wakefield lead recycling plant was closed on 20 December 2002 and Xstrata is currently initiating site rehabilitation.

Avonmouth Smelter

The Avonmouth smelter ceased operations on 1 March 2003. The sale of the Avonmouth smelter is expected to complete in August 2003 at which stage Xstrata's rehabilitation obligations will cease.

These projects and developments are being funded from existing Group resources.

Projects and developments

Two projects are being undertaken at the San Juan de Nieva plant. The first, which comprises a de-bottlenecking of the roasting stage and modifications to the electrodes and the second, which centres on the use of direct leaching, could increase annual capacity at the plant.

The Group has been developing the patent for the Albion Process, which is jointly held with certain third parties. If commercially viable, the process will enable the production of zinc metal at relatively low cash cost. The Albion Process technology has been pilot tested on bulk zinc-lead concentrates produced from McArthur River. The objective of the testing was to determine if the unit cost to produce zinc from the McArthur River project could be lowered by production of cathode zinc at the mine.

Open pit mine at Mount Isa

Potential exists at Mount Isa for the development of an open pit copper operation, from mineralisation currently carried as a Resource, along with significant zinc, lead and silver content. A feasibility study is being prepared for the open pit.

Sales and marketing

Zinc sales represent more than 90 per cent. of the Zinc Business's turnover, the remainder being derived from sales of by-products such as germanium, sulphuric acid, sulphur dioxide and zinc oxide.

Between 50 per cent. and 65 per cent. of zinc produced by the Zinc Business is exported into other EU countries with the balance sold domestically. Exports are mostly in the form of SHG ingots (approximately 80 per cent.) with the remainder being exported in the form of zinc alloys. Export markets by order of importance are Germany, Italy, Portugal and the UK. In the export markets, Asturiana supplies principally the galvanising sector. Glencore was the Zinc Business's largest customer in 2001 accounting for approximately 29 per cent. of total zinc sales.

All zinc sales are made in US dollars or equivalent based LME benchmark prices. In addition, sales into Europe, including Spain, command a premium over LME prices. Premiums have increased to substantial levels over the past two to three years as a result of Atlantic/Pacific freight costs, anti-dumping duties and reduced imports of metal especially from the Pacific Rim, due to increasing Asian consumption, in particular in China, although European premia came under pressure during 2002 due to a slowdown in demand and firming up at the end of the year and attaining previous levels due to physical tightness of supply. In 2002, approximately 70 per cent. of the Group's zinc metal sales were made under term contracts while approximately 30 per cent. of the Group's sales were on a spot basis.

Concentrate suppliers

Following the expansion of the San Juan de Nieva plant's design production capacity and the acquisition of the Nordenham smelter, approximately 1,080 kt of zinc concentrate per year is required as feedstock to the electrolytic zinc plants for them to operate at current capacity.

In 2002, approximately 816 kt of zinc concentrate was used as feedstock by the electrolytic zinc plant, of which approximately 115 kt was acquired from the Reocín mine. Following the closure of the Reocín mine, all concentrates are now purchased from third parties. San Juan de Nieva typically purchases zinc concentrates from more than ten third party sources, of which five accounted for approximately 70 per cent. of its total concentrate requirements in 2002. San Juan de Nieva has contracted for about 100 per cent. of its total zinc concentrate requirements for 2003 and almost 80 per cent. for 2004. Any shortfalls in concentrate requirements are expected to be sourced from Mount Isa.

Nordenham typically purchases zinc concentrates from ten third party sources of which two accounted for approximately 49 per cent. of its total concentrate requirements in 2002. Average concentrate grade is 56 per cent. zinc. Nordenham has contracted for about 100 per cent. of its total zinc concentrate requirements for 2003 and approximately 86 per cent. for 2004. Any shortfalls in concentrate requirements are expected to be sourced from Mount Isa.

In 2002, Glencore supplied approximately 35 per cent. of zinc concentrates sourced by the Zinc Business from third parties (Nordenham not included) and is the principal supplier of the Zinc Business in addition to being its largest customer. These purchases and sales were all made under contracts on arm's length terms. In addition, in 2002, Teck Cominco's Red Dog mine in Alaska accounted for approximately 17 per cent. of the Zinc Business's total zinc concentrate requirements (Nordenham not included). This percentage is expected to be approximately 15 per cent., with Nordenham's production included.

Alloys business

The major consumer for chrome and vanadium alloy is the steel industry. The Group's customer base in this industry is widely spread.

Chrome operations

Introduction

The Group is the world's largest producer of ferrochrome in terms of both attributable production and attributable sales, with capacity attributable to the Group of approximately 1.3 Mtpa, representing approximately 25 per cent. of global capacity. The assets consist of three operating chromite mines and 16 ferrochrome furnaces, two of which are in a 50 per cent. production joint venture with Samancor Limited, a major South African ferrochrome producer. The chrome operations are also entitled to utilise ore from a fourth operating mine pursuant to a joint venture arrangement. The chrome assets are situated in South Africa.

Reserve and resource base

The table below sets out the Group's chrome reserve and resource base as at 31 December 2002.

	Reserves as at 31 December 2002 (Million tonnes)			Resources as at 31 December 2002 (Million tonnes)			
	Proved Reserves	Probable Reserves	Total Reserves	Measured Resources	Indicated Resources	Total Measured and Indicated	Inferred Resources[(1)]
Operating mines							
Waterval West	–	1.674	1.674	0.310	2.535	2.845	–
Waterval East	–	2.427	2.427	3.105	3.649	6.754	–
Total Waterval	–	4.101	4.101	3.415	6.184	9.599	–
Kroondal	4.029	3.132	7.161	9.050	5.181	14.231	–
Kroondal Gemini[(2)]	–	15.911	15.911	–	25.256	25.256	–
Thorncliffe	2.130	5.316	7.446	8.054	17.097	25.151	60.264
Total	6.159	28.460	34.619	20.519	53.718	74.237	60.264
Projects/Non-operating mines							
Wonderkop	–	–	–	–	6.462	6.462	12.000
Townlands – Area A	–	–	–	–	–	–	–
Townlands – Area A1	–	–	–	–	11.857	11.857	–
Townlands – Area A2	–	–	–	–	56.422	56.422	–
Total Townlands – Area A	–	–	–	–	68.279	68.279	–
Townlands – Area B1	–	9.947	9.947	–	14.958	14.958	–
De Grooteboom	–	–	–	0.339	1.287	1.626	–
Helena	–	–	–	0.675	0.122	0.797	115.231
Total	–	9.947	9.947	1.014	91.108	92.122	127.231
Grand Total	6.159	38.407	44.566	21.533	144.826	166.359	187.495

Note: All Measured and Indicated Resources are inclusive of those Mineral Resources modified to produce Ore Reserves.

(1) See "Presentation of Information – Inferred Resources" for an explanation of the basis of calculation of Inferred Resources.

(2) Pursuant to a joint venture arrangement with Samancor Limited, the chrome operations are entitled to operate the Kroondal Gemini mine and utilise the ore produced from the mine for the furnaces at Wonderkop (two of which are in a production joint venture with Samancor).

The table below sets out the Group's platinum reserve and resource base as at 31 December 2002.

	Reserves as at 31 December 2002 (Million tonnes)			Resources as at 31 December 2002 (Million tonnes)			
	Proved Reserves	Probable Reserves	Total Reserves	Measured Resources	Indicated Resources	Total Measured and Indicated	Inferred Resources[(1)]
Projects/Non-operating mines							
Thorncliffe							
– Merensky Reef	–	–	–	–	3.232	3.232	–
– UG2 Chromitite Layer	–	–	–	–	30.157	30.157	–
Total	–	–	–	–	33.389	33.389	–

Merensky Reef –	Average Grade	2.06 g/t
	Average Width	3.19m
UG2 Chromitite –	Average Grade	4.06 g/t
	Average Wide	2.41m

(1) See "Presentation of Information – Inferred Resources" for an explanation of the basis of calculation of Inferred Resources.

Production

The attributable ferrochrome production of the chrome operations for the year ended 31 December 2002 was approximately 957.5 kt.

Description of the chrome operations

The Group controls and operates a combined attributable capacity of approximately 1.3 Mtpa of ferrochrome. The Group is currently the world's largest (in terms of both attributable production and attributable sales) and among the lowest cost

producers of ferrochrome. The Group believes it is well placed to maintain and grow its ability to offer a wide range of products and to produce large volumes at low cost. The Group will pursue continued growth in its chrome operations whilst at the same time seeking to maintain its position as one of the lowest cost producers of ferrochrome in the world. In addition, the Group will continue to evaluate both the potential for diversifying the chrome operations' ferrochrome product range and potential acquisition opportunities including opportunities relating to the securing of strategic sources of essential raw materials and reductants.

All of the Group's operating chrome mines are shallow underground mines accessed by decline shafts. Mining is carried out using a bord and pillar method and is currently conducted at depths ranging from 50 to 250 metres below surface. All development is on reef, thereby reducing waste dilution. In addition to sourcing ore from its own mines, the chrome operations purchase and process chrome-rich tailings from nearby platinum producers, where chrome-rich fines (usually referred to as UG2) are generated as a by-product. The Group sells approximately 6 per cent. of its chrome ore and converts the rest into ferrochrome. The Group's metallurgical plants are all situated close to the Group's chrome mines, thereby reducing rail and road transport costs.

Production is derived from 16 furnaces (two of which are in a 50 per cent. production joint venture with Samancor Limited) at three metallurgical facilities. The last eight furnaces were designed, constructed and commissioned by the Group which has helped to reduce capital costs. By designing and constructing its own furnaces the Group has been able to further increase the efficiency and reliability of its furnaces, with annual furnace availability figures in excess of 98.5 per cent. being maintained for these eight furnaces. Thirteen of the Group's furnaces have an open top structure and large off-gas handling facilities which allow these furnaces to utilise lower quality ore and reductants. Over the 14 years to 2002, the Group increased its annual attributable production of ferrochrome from approximately 120 kt to a peak in the year ended 31 December 2000 of 1.14 Mtpa. Attributable production in 2002 was 958.49 kt which was 11 per cent. higher than 2001 (861 kt).

On 14 July 2003, Xstrata announced the closure of three furnaces, with combined annual capacity of some 230,000 tonnes, for routine maintenance. The furnace closures have been timed for the third quarter to correspond with the period of lower demand from stainless steel mills, associated with the northern hemisphere summer, and of higher electricity price levels, associated with the South African winter.

In June 2000, the Xstrata AG Group entered into a 50 per cent. production joint venture with Samancor Limited. The joint venture comprises two new furnaces at the Wonderkop facility near Rustenburg with an aggregate capacity of 180,000 ktpa. These two furnaces were commissioned in the second quarter of 2001. Pursuant to these joint venture arrangements, the chrome operations are also entitled to operate the Kroondal Gemini mine and utilise the ore produced from the mine for the furnaces at Wonderkop (including the two joint venture furnaces). In addition, 30 ktpa from the Lydenburg furnaces is attributable to Mitsui & Co. Ltd.

At current production levels and under current mining plans, the Group expects its resource base to last for in excess of 20 years. The Group's agglomeration technology makes chrome-bearing tailings from platinum mines a competitive source of chrome units in the ferrochrome production process when compared to traditional ore feed costs. Approximately 25 per cent. of the current ore feed balance of the furnaces is sourced from chrome-bearing tailings from platinum mines. The remainder is currently sourced from the chrome operations' chromite mines, however, this ore feed balance can be varied. This gives the chrome operations the ability, where it is cost-effective to do so, to change the proportions of chrome ore sourced from the chrome operations' chromite mines and chrome bearing tailings sourced from platinum mines.

In 2002, the chrome operations' attributable sales of ferrochrome were approximately 1,044,000 alloy tonnes of which approximately 50 per cent. was sold into Europe with the Pacific Rim being the next most important market. Although exports to North America in 2002 were comparatively small, North America has, historically, been an important market to the Xstrata AG Group and Xstrata expects it to improve again as economic conditions in that region improve.

Progress is currently being made on the implementation of a "Mega-Mine" concept at the Kroondal mine, which involves the rationalisation and consolidation of mining operations, which will reduce unit fixed cost structures in the mining division when completed.

The marketing of the Group's ferrochrome production (other than Samancor Limited's attributable share of the 50 per cent. production joint venture and certain tonnage sold into Asia) is supported by Glencore under agency and distribution agreements (see page F-46 for a description of these agency and distribution agreements).

Vanadium Operations

Introduction

The Group's vanadium operations consist of two integrated mining and vanadium pentoxide recovery plants, both situated in South Africa. In addition, the Group owns a ferrovanadium conversion facility at the Rhovan plant in South Africa and has recently commissioned a new ferrovanadium conversion facility in Swaziland. Combined capacity for the Group's two operations is approximately 31 million pounds of vanadium pentoxide equivalent per annum, which Xstrata believes represents approximately 18 per cent. of estimated global production.

In addition to the above the Group also owns an integrated mining and vanadium pentoxide recovery plant at Windimurra, Western Australia. Operations at this plant, with a capacity of approximately 16 million pounds of vanadium pentoxide, were suspended on 10 February 2003 due to market conditions.

Reserve and resource base

The table below outlines the Group's vanadium reserve and resource base (broken down between Australia and South Africa) as at 31 December 2001[1]:

	Reserves as at 31 December 2001[2][3]						Resources as at 31 December 2001[4]		
	Proved Reserves		Probable Reserves		Marketable Reserves		Measured and Indicated Resources		Inferred Resources[5]
	Mtpa	V_2O_5 (%)[4]	Mtpa	V_2O_5 (%)[4]	Mtpa	V_2O_5 (%)[4]	Mtpa	V_2O_5 (%)[4]	Mtpa
Australia	0	0	0	0	0	0	106.3	0.47	0
South Africa	14.1	0.69	23.1	0.58	37.2	0.62	73.0	0.70	100.0
Total	14.1	0.69	23.1	0.58	37.2	0.62	179.3	0.56	100.0

(1) The figures in this table have been extracted without material adjustment and combined from the IMC Mackay & Schnellmann and BFP Consultants Pty Ltd Competent Persons' Reports contained in the Xstrata IPO Listing Particulars.
(2) These figures do not reflect the production of the Alloys Business for the year ended 31 December 2002 or for the current year. See "Production" below. Other factors which may result in the current actual reserves being different from the reserves as at 31 December 2002 include:
(i) Exploration drilling results bringing about changes in average grade and thickness values;
(ii) Exploration drilling results bringing about changes in the geological modelling of the ore-bodies; and
(iii) Economic re-modelling of the ore-bodies due to changes in input parameters.
(3) See "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" on page 8 for an explanation of the basis of preparation of the reserve amounts and "Definitions and Glossary – Glossary of technical terms" for a definition of the relevant reserve terms.
(4) Reserves are a subset of resources and are included in resource estimates. See "Presentation of information – Ore reserve and mineral resource reporting – basis of preparation" for an explanation of the basis of preparation of the resource amounts and "Definitions and Glossary – Glossary of technical terms" below for a definition of the relevant resource terms.
(5) See "Presentation of Information – Inferred Resources" for an explanation of the basis of calculation of inferred resources.

Production

The table below provides information on the Group's vanadium operations' production (broken down between Australia and South Africa) for the year ended 31 December 2002:

Production[1]	Year ended 31 December 2002 (in Mlb in V_2O_5 equivalent)
Australia[2]	12.0
South Africa	29.3
Total	41.3

(1) Production for the year ended 31 December 2002. See "Presentation of Information – Resources and reserves production and sales" for an explanation of the basis of preparation of production amounts. Production figures have been extracted from Xstrata's management records.
(2) Production at Windimurra was suspended on 10 February 2003.

Description of the vanadium operations

The Group's vanadium operations comprise the mining of vanadium ore, the production of vanadium pentoxide and the conversion of vanadium pentoxide to ferrovanadium.

Xstrata believes that in 2002, the Group achieved a world market share of approximately 24 per cent. with approximately 41 million pounds of vanadium pentoxide production, a proportion of which was converted into ferrovanadium. In 2002, the Group produced approximately 21.9 million pounds (expressed as V_2O_5 equivalent) of ferrovanadium. The interests of the Group in vanadium consist of three wholly-owned operations: the Vantech and the Rhovan operations, both located in South Africa, and Windimurra in Australia. All three operations are integrated vanadium producers and the mining at the Group's three operating mines is open cast. Processing plants are located adjacent to the respective mines, resulting in low ore handling costs. At current production levels the Group's reserve and resource base in South Africa should support the operations for at least another 30 years. Due principally to the oversupply of vanadium pentoxide in 2000 and 2001 and the consequent depression in vanadium pentoxide prices, at the end of 2001 the Windimurra operation took a number of steps to reduce costs and reduced production of vanadium pentoxide from 20 tonnes per day to 15 tonnes per day. This was however not enough to facilitate market improvement and accordingly the Group suspended operations at Windimurra on 10 February 2003 and placed the operation on care and maintenance.

Between 1997 and 2002, the Group benefited from an off-take agreement with Glencore under which the vanadium operations sold a fixed quantity of their South African vanadium production (in the form of vanadium pentoxide) to Glencore at a guaranteed minimum sales price. In order to allow the vanadium operations the flexibility to reduce production while the markets were over-supplied, in January 2000, the Group and Glencore agreed to spread the vanadium operations' anticipated South African production of 28 million pounds of vanadium pentoxide for the year 2000 over a three-year period. As a result of this agreement, 14 million pounds of the vanadium operations' vanadium pentoxide was sold in 2000, seven million pounds of the vanadium operations' vanadium pentoxide was sold in 2001 and seven million pounds of the vanadium operations' vanadium pentoxide was sold in 2002 to Glencore at, in each case, a guaranteed minimum price. Following the termination of this off-take agreement at the end of 2002, Xstrata is converting a higher proportion of its vanadium pentoxide to ferrovanadium.

On 26 November 2001, the Ferroalloys Association and the Vanadium Association in the US filed an anti-dumping application against ferrovanadium producers in South Africa and China, including the Group. The United States International Trade Commission ("ITC") and the United States Department of Commerce ("DoC") investigated this application and made a final determination towards the end of 2002. The US investigating authorities both found in favour of the Vanadium Association in the US and the requested dumping margin (or duty based on a percentage of the value of such sales) of 116 per cent. became effective from 26 December 2002. The Group has ceased converting vanadium pentoxide in South Africa for sale into the United States. The Group now utilises alternative conversion facilities.

The Department of Minerals and Energy (DME) in South Africa conducted an enquiry into health and safety at the Vantech operation which was concluded during 2002. The DME's report confirmed that the Group had reasonably complied with the Mine, Health and Safety Act and was not negligent, that no one has ever died due to exposure to Vanadium, that exposure to Vanadium can cause occupational asthma which is a reversible condition, that no one who was not an employee had been affected by the Vantech mine and that Vantech complies with the permits it holds from various Government Departments. As a result of this investigation various recommendations were made in order to further improve the working conditions at the Vantech mine, most of which are already completed or in the process of completion.

All of the vanadium pentoxide and ferrovanadium produced by the vanadium operations is marketed or distributed by Glencore under agency and distribution agreements.

In 2002, approximately 63 per cent. of the vanadium operations' sales were represented by sales of ferrovanadium and approximately 37 per cent. were represented by sales of vanadium pentoxide. Approximately 50 per cent. of 2002 sales of vanadium pentoxide were to Glencore pursuant to the off-take agreement.

In 2002, approximately 24 per cent. of the vanadium operations' sales of ferrovanadium were into Europe and approximately 21 per cent. and 23 per cent. were into the United States and Japan, respectively. It is however expected that sales to the United States during 2003 will be lower due to the anti-dumping duty discussed above.

The Group will continue to assess the feasibility of a number of potential projects aimed at enhancing the cost effectiveness of the vanadium operations to ensure that they are well positioned when market conditions improve. In addition, the Group will continue to evaluate both the feasibility of producing vanadium from sources other than vanadium bearing ores and the potential for diversifying the vanadium operations product range. In line with this the Group has already approved the capital required to make certain process changes at the Rhovan operation, which will result in significantly reduced operating cost.

Other businesses

The Group's other businesses comprise of the gold business, the forestry operation, consisting of a *eucalyptus globulus* plantation in Chile, and process technology.

Gold Business

Summary

Introduction

Resource and Reserve Base

The table below sets out the Group's gold resources and reserves base as at 31 December 2002 extracted without material adjustment from the Pincock, Allen & Holt Competent Person's Report for the copper and gold assets held by the Group set out in the Xstrata Circular.

	Ore Reserve Proved and Probable[1]		Mineral Resource Measured and Indicated[2]		Mineral Resources Inferred		Beneficial Interest[3]
Gold Ore Reserves and Mineral Resource	(Mt)	Grade (g/t Au)	(Mt)	Grade (g/t Au)	(Mt)	Grade (g/t Au)	
Ravenswood Mine	70.3	0.8	76.3	0.80	18.0	2.1	100

[1] Reserves are a subset of resources and are included in the resource estimate. See "Presentation of Information – Ore reserve and mineral resource reporting – basis of preparation" on page 8 for an explanation of the basis of preparation of reserve amounts.
[2] See "Presentation of Information – Inferred Resources" for an explanation of the basis of calculation of Inferred Resources.
[3] MIM increased its interest in the Ravenswood Mine from 50.1 per cent. to 100 per cent. following completion of its purchase of the interest formerly held by Haoma Mining NL on 21 March 2003.

Production

The table below sets out the attributable mine production of the Gold Business for the year ended 31 December 2002, which has been extracted without material adjustment from the Pincock, Allen & Holt Competent Person's Report for the copper and gold assets held by the Group set out in the Xstrata Circular:

Mine Production	Year ended 31 December 2002 (in troy ozs metal produced)
Ravenswood	73,967

Gold Mine Operations

Ravenswood is located approximately 90 kilometres south of Townsville and 80 kilometres east of Charters Towers in northeast Queensland.

The mine is an open pit mine operated in conjunction with other, smaller pits in its immediate vicinity. Overall extraction of mineralised rock and waste is scheduled at nearly 16 Mtpa. The gold ore is processed in the Sarsfield crushing and beneficiation plant and the carbon-in-leach concentrator at the Nolan's plant. The beneficiated ore from the Sarsfield plant is conveyed to the Nolan's plant for grinding and processing to produce a gold-silver doré.

Until recently, the process plant was operated as a joint venture with Haoma Mining NL. On 4 February 2003, MIM announced that it had agreed to pay A$20 million to buy Haoma Mining's stake in the process plant. Completion of this acquisition took place on 21 March 2003.

Sales and marketing

At Ravenswood, gold doré is poured into bars containing approximately 80 per cent. gold and 20 per cent. silver. It is subsequently sold to the Perth Mint in Western Australia under third party refining terms.

Forestry Operation

Description of the forestry operation

The Group's forestry operation comprises a *eucalyptus globulus* plantation north of the Puerto Montt area in Chile, owned by a wholly-owned subsidiary, Forestal Los Lagos ("FLL").

FLL's activities comprise the management of a plantation of *eucalyptus globulus*, and the sale of pulplogs under a tolling and marketing agreement, which is valid to 2006. Sales volumes in 2002 were lower than 2001, reflecting the disposal by the forestry operation's forestry trading business to Forestal del Sur on 1 July 2001. The disposal also accounts for the lower operating margins and earnings of the forestry business.

Excluding the impact of trading activities, sales volumes at FLL reached 70,437 cubic metres in 2002, compared with 70,949 cubic metres in 2001.

Fibre prices remained depressed in 2002, due to additional supply from Australia and South Africa, coupled with the on-going weak performance of the important Japanese economy. The average price of *eucalyptus globulus* in 2002 was US\$30.92/m^3, compared to US\$33.26/m^3 in 2001.

Prices are expected to fall further in 2003, as a result of continued oversupply, weak demand in Japan and the desperate efforts of pulplog producers to sell down their inventories. While sales volumes are expected to increase by some 20,000m^3 in 2003, operating margins and earnings will be impacted negatively by the lower price environment which is likely to prevail.

FLL obtained Forest Stewardship Council certification in 2002, which is the most thorough and widely-recognised environmental certification in the forestry industry.

Process Technology

ISASMELT

ISASMELT is a smelting process that has applications for primary and secondary copper and lead smelting, converting and copper/nickel smelting. The technology is installed at smelting facilities in Australia, the US, Belgium, Germany, the United Kingdom, India, Malaysia and China.

ISAPROCESS

ISAPROCESS is a permanent cathode technology for the copper refining industry. This technology utilises re-usable stainless steel cathode plates with precise cathode alignment, automation in electrode handling, and associated cathode stripping equipment. Benefits of the ISAPROCESS include the world's best copper cathode purity, highest operating intensity, increased labour productivity, improved safety and lower operating costs. The ISAPROCESS is installed at over 50 plants worldwide accounting for 35 per cent. of the world's refined copper production.

IsaMill

The IsaMill is an ultra-fine grinding technology that was developed at the Mount Isa operations to process ore bodies. The technology is used to grind zinc concentrates and hard gold ore particles to finer than 7 microns and is currently used at three mine sites in Australia.

Jameson Cell

The Jameson Cell is a flotation cell that generates an intense flotation recovery process. Over 200 Jameson Cells have been installed at a number of copper, coal and Solvent Extraction/Electro-Winning facilities.

Albion Process

The Albion Process is a patented process that includes a combination of ultra-fine grinding using IsaMill technology, atmospheric acid leaching and conventional electrowinning to produce copper and zinc cathodes. This technology is being considered for installation at two of the Group's mine sites after pilot testing on copper and zinc concentrates has been completed.

Regulatory and Environmental Matters

The Group has a number of licences and concessions with various terms (including durations) under which the Group carries out mining and natural resources activities. Licences are in place in respect of all reserves which the Group is currently exploiting.

In South Africa, the ownership of the mineral rights will revert back to the State on the coming into operation of the Mineral and Petroleum Resources Development Act, anticipated to be in the latter half of 2003; however a strategy is in place to ensure continued access to the reserves in the long term as well as positioning the business to access further resources in the future in order to sustain the business.

In common with other diversified natural resources and mineral processing companies, the Group's operations generate hazardous and non-hazardous waste, effluent and emissions into the atmosphere. There are many national (including certain provisions of the South African Constitution), regional and local environmental laws and regulations which apply to the Group's operations, the scope of which varies according to the jurisdiction concerned. Examples include those relating to waste and waste water treatment, disposal of waste, air emissions or discharges. If any of the Group's operations fail to comply with the relevant laws and regulations, the relevant authorities could require additional equipment to be installed at substantial cost or that the whole or part of the operation be closed down or scaled back. In addition, if the Group is found to have committed a breach of the relevant law or regulation, it may be liable to pay a fine to the relevant authority or, in some cases, compensation to individuals affected by the breach.

The Mount Isa operations in Queensland are subject to specific legislation of the Queensland State Parliament, the Mount Isa Mines Limited Agreement Act 1985. The Mount Isa Mines Limited Agreement Act 1985 exempts the Mount Isa operations from compliance with the otherwise applicable Environmental Protection Act 1994 with respect to air emissions. The State environmental regulator has informed Xstrata of its desire to seek amendments to the Mount Isa Mines Limited Agreement Act 1985 and associated legislation to bring the applicable air emission limits into line with limits under the Environmental Protection Act 1994. This could have significant cost consequences; it may reduce production capacity and require investment in environmental technologies and practices to ensure the operations function within these more stringent emission limits.

Each of the Group's businesses are subject to various laws and regulations relating to their ability to carry out operations, as well as environmental and health and safety issues. The requirements of these laws vary from operation to operation and are also dependent on the jurisdiction in which they operate. The Board, as a matter of policy, requires each of the Group's businesses and operations, as a minimum, to comply with all relevant laws and regulations in the jurisdiction in which it operates. Compliance with relevant environmental laws is the responsibility of respective managers at the operating companies who are directly responsible to the Group's senior management. Xstrata believes that each of the Group's businesses and operations are substantially in compliance with all material applicable environmental laws and regulations.

In most jurisdictions, businesses are required to rehabilitate site operations which have been closed down. In South Africa, section 12 of the South African Minerals Act furthermore imposes liability on the mining operator for some time after the relevant mining operations have ceased. Accordingly, the Group, to the extent it has not already done so, will have to make provision for the costs involved in closure and other rehabilitation of any of its site operations in the future. This may involve substantial costs. In the event that pollution of surrounding land and waters occurs, or has already occurred, the Group may be required to remediate pollution and incur substantial costs. In particular, the Group's operations are generally required either to lodge security bonds or make ongoing cash contributions for the purpose of rehabilitation at the end of a mine's life. The Group has an established environmental audit programme at each of its mines and will continue to review its compliance with environmental requirements, including its rehabilitation requirements.

In the UK, where operations have ceased or are soon to cease, significant costs will be incurred in decommissioning the plants and rehabilitating the environment in order to surrender various environmental permits. The standard and extent of remediation required will vary according to the approach of the regulator and it is not possible to accurately estimate such closure and rehabilitation costs in advance. As environmental regulation becomes more stringent, there can be no assurances that future costs of closure and rehabilitation will not be materially higher than currently anticipated.

The Group's operations are members of various forums which aim to develop, through the use of best available technologies, water management practices to ensure that the water used by the Group's operation will, when re-introduced into the water system, meet end user requirements and legal requirements.

The Group's operations require various environmental permits covering, among other things, water use and discharges, stream diversions and solid waste disposal. The Group has applied for the necessary permits and in doing so has complied with all the requisite statutory obligations required to make application for the permits. Not all permits have, however, been issued due to administrative delay. Xstrata does not anticipate that any environmental issues or liabilities will be material to the Group's operations.

New legislation or regulations may be adopted in the future that may materially adversely affect the Group's mining operations, its cost structure or its customers' ability to use the Group's products, particularly coal. New legislation or regulations, or different or more stringent interpretation or enforcement of existing laws and regulations, may also require the Group or its customers to change operations significantly or incur increased costs. It is possible that environmental laws and regulations in certain countries in which the Group operates will, in the future, become more stringent with the result that the amount and timing of future expenditure required to enable the Group to remain in compliance with such laws and regulations could increase substantially from their current levels. In particular, there is a clear and continuing trend in Europe for increasingly stringent environmental measures to be enacted at European Union level which require stringent environmental measures to be enacted at EU member state level and which may have a significant operating and financial impact on the Group.

In December 1997, in Kyoto, Japan, the signatories to the United Nations Convention on Climate Change established a binding set of emission targets for developed nations. These restrictions, known as the Kyoto Protocol, propose emission targets to reduce greenhouse gas emissions that could adversely affect the price of, and demand for, coal. Recently, the parties to the Protocol have agreed that, despite US opposition, they will continue negotiations aimed at ratifying and implementing the Protocol.

At least 55 states who are collectively responsible for 55 per cent. of global 1990 carbon dioxide (CO_2) emissions from Annex 1 countries (essentially industrialised countries) must have deposited instruments of satisfaction, acceptance, approval or accession for the Protocol to enter into force. As of 10 July 2003, 111 States have ratified or acceded to the Protocol but their collective emissions represent only 44.2 per cent. of 1990 CO_2 emissions. Should Russia, which accounts for 17.4 per cent. of 1990 CO_2 emissions, ratify the Protocol, this would take the Protocol through the 55 per cent. threshold. The European Union has recently increased pressure on Russia to fulfil its pledge to ratify the Protocol.

By way of example of measures taken by particular countries in response to the Protocol, in early February 2003, the Japanese cabinet approved a tax on coal imports of 700 yen per tonne (approximately US$5.82 at an exchange rate of 120.21 yen = US $1.00). The Japanese government announced that this coal tax will be phased in by 2007 in three stages. The first stage will commence on 1 October 2003 with a 230 yen per tonne levy (approximately US$1.91 at an exchange rate of 120.21 yen = US $1.00). Japan is the world's largest importer of coal. The tax will apply to all thermal coal imports including Australian coal. Xstrata understands that the proceeds of the tax will fund research into cleaner energy options and incentives for nuclear power plants. There can be no assurance that the imposition of this tax or of any other taxes which may be introduced in the future in this and other countries will not adversely affect the results of operations or financial condition of the Group.

Given the uncertainty surrounding ratification of the Protocol, the various mechanisms available for countries to achieve their emission reduction targets set out in the Protocol and difficulties in identifying and assessing the financial impacts of such measures, it is not possible to determine with any certainty what the effects of the Kyoto Protocol may be for the Group.

Members of the Group have mining tenements and licences and may from time to time breach these. Xstrata does not however believe that any such breaches of which it is aware would have a material adverse effect on the Group.

South African Mineral and Petroleum Resources Development Act and Empowerment Charter and Royalty Bill

On 3 October 2002, the President of South Africa assented to and signed into law the MRDA, which will come into operation on a date to be published in the Government Gazette and later in the same year, also published the draft Broad-

Based Socio-Economic Empowerment Charter for the South African Mining Industry ("Empowerment Charter"). On 18 February 2003 the Government released the "scorecard" for measuring black empowerment in the mining industry which is intended to monitor and assess compliance with the Empowerment Charter. In addition to this, the Government, in conjunction with the industry, is developing further legislation and guidelines, including the amendment of the Mining Titles Registration Act (the bill for which was approved by the parliamentary National Assembly on 19 June 2003) and the Mineral and Petroleum Royalty Bill (the "Royalty Bill") pertaining to royalties and the regulations pertaining to the MRDA. A draft of the Royalty Bill, dated 10 March 2003, was released for public comment on 20 March 2003. This Royalty Bill envisages a royalty of 2 per cent. payable on the published tradeable value or gross sales value of any anthracite and bituminous coal extracted and transferred and 3 per cent. payable on the published tradeable value or gross sales value of any vanadium and chromite extracted and transferred. This royalty is proposed to be payable as from the date of conversion to a new form of mining right contemplated by the MRDA, as discussed below. To the extent that bituminous coal is to be used solely for domestic energy consumption, the Royalty Bill proposes that only half the royalty will become payable. Royalties will be considered as operating expenses and will be tax-deductible. The Royalty Bill contemplates that the royalty rate may be fixed into the future by providing that a mining company may elect to invoke the fiscal stabilisation provisions in the Royalty Bill, in terms of which the royalty rate will be guaranteed for a period of 30 years at a premium, in the case of coal, of one additional percentage point and, in the case of vanadium and chromite, of 1.5 additional percentage points.

A key outcome of the MRDA is that the State becomes the custodian of all the rights to minerals and that prospecting and mining will require prospecting and mining rights respectively which can only be granted by the State once certain criteria are met, including black empowerment criteria. Existing prospecting and mining authorisations and the underlying mineral rights will need to be converted to new order rights and, to do so, the said criteria need to be satisfied or undertakings given.

A key objective of the above legislation is to ensure that 26 per cent. of the mining industry is controlled by historically disadvantaged South Africans ("HDSAs") within ten years. In addition, mining companies will need to achieve certain goals aimed at the advancement of HDSAs both in the workplace and the communities in which they operate.

The transitional provisions of the MRDA facilitate the conversion of prospecting and mining rights currently held at common law and under the Minerals Act (termed "old order rights" in the MRDA) to the new forms of prospecting and mining rights contemplated by the MRDA ("new order rights").

The conversion applicants will have a maximum of two years in the case of prospecting and five years in the case of mining to lodge their rights for conversion. For successful conversion, applicants will be required to be in possession of a valid prospecting permit or mining authorisation and to have been physically prospecting or mining (as the case may be) on the area to which their application relates as at the promulgation date.

This legislation impacts the Group's resource holdings and consequently its development programmes.

The Group has developed and is implementing a strategy to address the tenure risks associated with the legislation and believes that the transformation of the business to align itself with the intent of the MRDA and associated legislation will be done on a commercial basis in accordance with the legislation. Nevertheless, there is a risk that Xstrata Coal SA Group may, as a result of the MRDA, lose the right to undeveloped resources that are currently not allowed for in its Business Plan.

See further "Investment Considerations – Industry Considerations – South African MRDA and Empowerment Charter" on page 42.

Native Title and Land Claims

Land in Australia and South Africa owned or used by the Group may be the subject of land claims.

In Australia, the Native Title Act 1993 (Cth) recognises native title and established processes relating to mining and exploration rights. Native title represents the traditional rights and interests that the Aboriginal people have in relation to land. Once extinguished it cannot be revived although compensation is payable, generally by the Commonwealth government. Claims are decided on a factual basis and determined ultimately by the Federal Court of Australia. Where

existing mining leases are held, those rights are not affected if a native title claim is lodged. If native title has been extinguished, future mining leases can be granted without reference to native title. If it has not been extinguished, the Native Title Act 1993 provides procedural rights for registered native title claimants including the 'right to negotiate' with respect to the grant of mining rights, including exploration titles and the compulsory acquisition of land. While the right to negotiate does not include a veto on the grant of a title, it may require financial payments to be made. Native title claims have been made over areas where the Group has mining operations, however, the Group believes that such claims will not have a material impact on the Group's existing operations.

In South Africa, the Government's Restitution of Land Rights Act 1994 provides remedies for persons who have been dispossessed of rights in land as a result of past racially discriminatory laws or practices. Claims under the Restitution of Land Rights Act had to be lodged by 31 December 1998. The Land Claims Court is empowered to make orders concerning the restoration of land or any portion of land, the payment of compensation, compelling the State to include a claimant as a beneficiary in the State support programme for housing, or granting the claimant an appropriate right in alternatively designated State land or with any alternative and appropriate relief. The Group has received unofficial reports that approximately 350 land claims have been lodged in relation to the surface rights of the Group's various South African properties. Xstrata has very limited information about these land claims and can give no assurance that they, or any other land claims of which it is not aware, will not have an adverse effect on the Group's rights to the properties that are subject to the land claims.

The emphasis of the restitution of land rights process in South Africa is to provide an appropriate remedy to claimants in terms of a statutory process. The landowner is not required to provide the land seeker with a remedy. Existing legislation regulating the land restitution process in South Africa places this burden on the State. It is therefore unlikely that the Group will be the party that will be required to address the remedies sought by land seekers unless the State expropriates a landowner's land, in terms of the appropriate expropriation legislation, in order to comply with a decision by a competent authority or court to restore land to a claimant.

See further "Investment Considerations – Industry considerations – Native title and land claims".

Safety and health

The Group's health and safety standards are reviewed by the Group on an ongoing basis. In addition, the Group's operations are subject to government authority inspections throughout the year, as well as health and safety audits at most operations. These inspections and audits have not resulted in any significant capital expenditures by the Group. However, certain of the Group's activities are inherently dangerous and the authorities responsible for administering health and safety standards have considerable inspection, injunction and penalty powers that, if exercised against the Group, could have an adverse impact on the Group's financial condition or results of operations.

The Group recognises that the health and safety of its employees and the maintenance of high environmental performance standards are significant responsibilities involved in the conduct of its operations. The Group's aim is to be recognised as a leader in health, safety and environmental management.

There is a serious problem with HIV/AIDS infections in South Africa generally. Certain of the Group's operations are addressing HIV/AIDS in the workforce at their operations in South Africa through awareness training programmes both for new employees and on an ongoing basis for all employees. The World Health Organisation estimates that approximately 20 per cent. of the South African population is living with HIV/AIDS.

The Group participates in a regional initiative known as the Power Belt AIDS Project, a mining community-based programme which targets AIDS awareness and safe sex practices through the provision of information to schools and clinics and the use of peer trainers in the community. The project is managed by the Council for Scientific and Industrial Research and is funded by affiliated businesses, government and international organisations.

The Group believes that these intervention and health programmes, the Group's contingency plans (which involve teaching multiple skills to the workforce and improving training and recruiting capacities) and the large number of unemployed skilled persons available in the region could mitigate the financial impact on the Group's South African operations of the HIV/AIDS crisis in South Africa.

Operational hazards and insurance

The Group's operations are subject to numerous operating risks which include geological conditions such as unexpected geological features, unexpected seismic activity, climatic conditions such as flooding or drought, interruptions to power supplies, environmental hazards, technical failures, fires, explosions and other accidents at a mine, processing plant, cargo terminal or related facilities. These risks and hazards could also result in damage to, or destruction of, properties or production facilities, personal injury, environmental damage, business interruption and possible legal liability.

The Group maintains insurance through a number of international insurers. The Group maintains business interruption insurance in respect of substantially all of the Group's operations and property insurance which protects against losses relating to the Group's assets, and freight insurance which protects against losses relating to the transport of the Group's equipment, product inventory and concentrates. The Group's insurance does not cover every potential risk associated with its operations. In particular, meaningful coverage at reasonable rates is not obtainable by the Group or other companies within the industry for certain types of environmental hazards, such as pollution or other hazards as a result of the disposal of waste products. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Group's financial condition or results of operations. Moreover, no assurance can be given that the Group will be able to maintain adequate insurance in the future at rates it considers reasonable.

Labour and employee relations

The Group has approximately 19,500 employees worldwide. The majority of these employees are unionised. In South Africa, the Group has a policy of recognising a trade union if its members make up a particular percentage of the mine or plant's respective workforce. The nature of the recognition and the rights afforded to trade unions will depend on the percentage of employees the trade union represents. At each of the Group's South African operations (excluding those which bargain under the auspices of the Chamber of Mines), there is an annual collective bargaining process to determine the following year's rates of pay and general conditions.

Despite certain operations within the Group experiencing work stoppages and other forms of industrial action in recent years, such work stoppages and industrial action have not had any material effect on the operating results of the Group. Xstrata believes that all of the Group's operations have, in general, good relations with their employees and unions.

The Group is a party to various defined contribution and defined benefit retirement plans covering a majority of employees worldwide.

Statutory authorisations, licences and concessions

New South Wales Operations' Coal Assets

The Group currently holds all necessary leases and licences to cover exploration and mining activities. A summary of the status of the mining leases and authorisations is set out in the table below.

Summary of mining leases and authorisations

Colliery holding	Mining leases	Expiry date	Status
Baal Bone	CCL749	2010	Current
	CL391	2013	Current
	ML1389	2017	Current
	ML1302	2013	Current
	MPL261	2011	Current
Bulga Complex[(1)]			
Saxonvale	CL224	2023	Current
Saxonvale	ML1430	2023	Renewal lodged
Bulga	CL372	2012	Current
South Bulga	ML1328	2014	Current
South Bulga	ML1363	2016	Current
SE Extension	ML1494	2006	Current
SE Extension	ML1491	2022	Current
SE Extension	ML1490	2022	Current
	A447	2006	Current
	A450	2003	Current
	EL5277	2005	Current
	EL5461	2003	Renewal lodged
Cumnock	CL378	2008	Current
	CL392	2013	Current
	ML1300	2014	Current
	ML1325	2014	Current
	ML1327	2013	Current
	ML1421	2018	Current
	MPL311	2014	Current
	ML1373	2014	Current
	ML1393	2008	Current
	A385	2006	Current
	ML1502	2022	Current
	ML1526	2023	Current
Glendell	CL358	2011	Current
	MPL343	2011	Current
	ML1410	2020	Current
	ML1476	2021	Current
	Pt CL382 (sublease)	2012	Current

Colliery holding	Mining leases	Expiry date	Status
Liddell	CL708	2002	Renewal Lodged
	PLL862	2012	Current
	PLL863	2012	Current
	ML1180	2012	Current
	ML1313	2008	Current
	ML1314	2012	Current
	ML1346	2015	Current
	ML1407	2017	Current
	M L1408	2017	Current
	ML1423	2018	Current
	CL709	Novacoal lease[(2)]	Current
	PLL481	Novacoal tease[(2)]	Current
	PtCL378 (sublease)	Cumnock lease	Current
	A394	18 December 2001	Renewal lodged
Mount Owen	A423	2004	Current
	A429	2004	Current
	CL 383	2012	Current
	ML1355	2015	Current
	ML1419	2012	Current
	ML1453	2020	Current
	CL 715	2009	Current
Running Stream	A170	2002	Current
	A208	2002	Current
	A321	2002	Current
	A412	2002	Current
Wallerawang	CCL730	2003	Renewal lodged
Ulan	CCL741	2007	Current
	MPL315	2014	Current
	ML1341	2015	Current
	ML1365	2014	Current
	ML1366	2014	Current
	ML1467	2021	Current
	ML1468	2021	Current
	ML1511	2023	Current
	A309	2006	Current
United	CCL775	2012	Current
	A444	2006	Current
Togara North[(3)]	MLA 70149	Unlimited	Approval pending
	MLA70162	Unlimited	Approval pending

Colliery holding	Mining leases	Expiry date	Status
Macquarie Coal Joint Venture	ML1451	2020	Current
(West Wallsend/Westside/Teralba/	ML1438	2020	Current
Cardiff Borehole/Mitchells Flat	ML1336	2014	Current
	ML1532	2024	Current
	CC L760	2006	Current
	CCL718	2010	Current
	CCL725	2010	Current
	CL532	2018	Current
	MPL323	2015	Current
	PLL153	2004	Current
	Part ML1459	2017	Current
	Part CCL774	2002	Renewal lodged
	Part CCL727	2007	Current
	Part CCL764	2001	Renewal lodged
	A253	2003	Renewal lodged
	A317	2001	Renewal lodged
	EL4427	2003	Renewal lodged
	MLA104		Approval pending
	MLA193		Application pending
	ML 1309	2014	Current
Cook(3)	ML1779	2021	Current
	ML1799	2021	Current
	ML1768	2007	Current
	ML1769	2007	Current
	ML7357	2021	Current
Narama	CL580	2002	Current
	CL380	2012	Current
	CCL 739	2008	Current
	CCL 723	2003	Current
	ML1357	2015	Current
Ravensworth East	ML1415	2020	Current
	ML1475	2021	Current
Ravensworth West	MLA91		Application lodged
	EL5297		
	ML1393 (Cumnock)(4)		

(1) Bulga Complex includes Beltana.
(2) Leases which Liddell has permission to use for tailings and rejects disposal, held by Novacoal Australia (wholly-owned by Rio Tinto).
(3) Bowen Basin operations and projects are not included in the financial assets of the Group and therefore no review of mining titles has been undertaken. The Cook mining leases are in the name of CRM (Centennial) Pty Ltd, the Xstrata Group's joint venture partner.
(4) Ravensworth West has been allocated the Bayswater seam overlying the Cumnock mine. This area, including EL5297, is incorporated in the lease application MLA91.

Terms:

A – Authorisation
CCL – Consolidated Coal Lease
CL – Coal Lease
EL – Exploration License
ML – Mining Lease
MLA – Mining Lease Application
MPL – Mining Purposes Lease
PLL – Private Lands Lease

Mining companies in Australia are required by law to submit Mining Operations Plans ("MOPs") and Annual Environmental Management Reports ("AMERs") to the Department of Mineral Resources ("DMR"). The MOPs outline plans for mining and rehabilitation over a period of between three and seven years and identify the costs associated with the rehabilitation of the site. The AMERs report the annual progress in relation to the MOPs.

The Group has submitted all the required MOPs and AMERs and has lodged the necessary securities with the DMR. Additional securities are in the process of being negotiated as part of the regular review of the rehabilitation costs undertaken during the MOP process.

Individual mines establish provision for rehabilitation liabilities by accruing a rehabilitation provision per tonne, by obtaining bank guarantees. or by a combination of these methods. Rehabilitation provisions are referred to as securities and are specified in the mining leases or during the MOP process.

Queensland Operations' Coal Assets

The Group currently holds all necessary leases and licences to cover exploration and mining activities. A summary of the status of the mining leases and exploration permits is set out in the table below. These leases and licences relate to coal mines, projects and longer term prospects. The Group has several Mineral Development Licences with renewals pending approval. This status has no effect on the operation of the mines or security of title.

Summary of Mining Leases and Exploration Permits

Mine	Mining Leases	Expiry Date	Status
Oaky Creek	ML1832	2020	Current
	ML2004	2014	Current
	ML70241	2020	Current
	MDL163	2004	Current
	EPC713	2004	Current
	EPCA839		Application
	EPCA841		Application
Newlands	ML4748	2018	Current
	ML4754	2021	Current
	ML4755	2021	Current
	ML4771	2005	Current
	ML4774	2008	Current
	ML10176	2016	Current
	ML4761	2011	Current
	EPC588	2004	Current
	EPC727	2006	Current
	EPC734	2006	Current
	EPCA773	2008	Current
	EPCA774	2008	Current
Collinsville	ML1005	2003	Current
	ML1006	2004	Current
	ML1007	2005	Current
	ML1008	2005	Current
	ML1009	2015	Current
	ML1015	2009	Current
	ML1037	2009	Current
	ML1064	2006	Current
	ML10111	2014	Current
	ML10250	2007	Current
Wandoan Project	MDL221	2006	Current
	MDL222	2000	Renewal Pending
	MDL223	2002	Renewal Pending
	MDL224	2000	Renewal Pending
	EPC787	2006	Current
	EPC788	2006	Current
	EPC789	2006	Current
	EPC790	2006	Current
	EPC791	2006	Current
	EPC792	2006	Current
Rolleston Project	ML70307	2033	Current
	MDL227	2005	Current
	EPC538	2003	Current
	EPC595	2006	Current
	EPC737	2006	Current
Pentland	EPC526	2004	Current
	EPCA777		Application

Terms:

ML – Mining Lease
MLA – Mining Lease Application
MDL – Mineral Development Licence
EPC – Exploration Permit Coal
EPCA – Exploration Permit Coal Application

Principal terms and conditions for mining concessions relevant to Queensland mining operations include the requirement to have an Environmental Authority issued by the Environmental Protection Authority ("EPA") and a Plan of Operations ("POO") accepted by the EPA.

The POO specifies proposed mining and rehabilitation activities for a term of up to five years. The plan also includes an estimate of the maximum mine rehabilitation liability for the term of the plan and calculation of the corresponding financial assurance required to be lodged with the Department of Natural Resources and Mines ("DNRM"). The level of financial assurance required to be lodged with government is a percentage of the total rehabilitation liability. The percentage required is dependent on the environmental performance category of the mine which is determined in accordance with EPA guidelines.

An Annual Return is required to be lodged with the EPA for each Environmental Authority. The Annual Return reports on compliance with Environmental Authority conditions.

The Group has submitted all required POOs and Annual Returns for Environmental Authorities and has lodged the necessary financial assurances with the DNRM.

South African Coal Assets

Summary of mining licences and authorisations

Division/mine	Mining licence no.	Expiration date	EMPR status
Tweefontein Division			
Waterpan Colliery	34/95	Indefinite	Approved
Boschmans Colliery	34/95	Indefinite	Approved
Witcons Colliery	34/95	Indefinite	Approved
South Witbank Colliery	31/94	Indefinite	Approved
South Witbank Colliery (Klipoortje)	18/01	2014	Approved
Goedgevonden Colliery	5/97	2007	Awaiting approval
iMpunzi Division			
Phoenix Colliery	31/94	Indefinite	Approved
Tavistock Colliery	31/94	Indefinite	Approved
Tav/TESA JV			
ATC	31/94	Indefinite	Approved
ATCOM	31/94	Indefinite	Approved
Mpumalanga Division			
Tselentis Colliery (Smutsoog)	9/01	Indefinite	Approved
Tselentis Colliery (Botharust/Lilliput/Klipstapel)	8/01	Indefinite	Approved
Tselentis Colliery (Witbank/Main)	22/00	2010	Approved
Tselentis Colliery (Co-disposal)	16/99 Approval Letter	–	Awaiting water licence
Spitzkop Colliery	30/94	Indefinite	Approved
Consbrey Colliery (Dump Removal)	Temp 5/94	–	
Rietspruit JV	13/99	2022	Approved
DTJV			
Middelburg	9/99	2034	Awaiting approval
Douglas	11/99	2022	Awaiting approval

Under the current South African Minerals Act 1991, some mineral rights are held privately while others are held by the State or State institutions. In some cases, the rights to state held minerals vest in the owner of the surface of the land and such owner was able, under the repealed Mining Rights Act, 1967 to "pass on" such rights to third parties by way of "permanent nomination agreements". Such private rights have in many cases lapsed in terms of the Minerals Act 1991 and the mineral rights in question have reverted to the State. The South African Parliament passed in June 2002 the Mineral and Petroleum Resources Development Act, 28/2002 (the "MRDA"). This Act is not yet in force. The MRDA vests custodianship of minerals in the State. This seems to have the effect that ownership of the right to mine all minerals (including minerals privately held) vests in the State and makes provision for previously disadvantaged South Africans to gain access to the minerals industry. The MRDA also increases the reporting requirements for holders of prospecting or mining rights. The worst case scenario currently envisaged by Xstrata Coal SA Group is that it may lose the rights to undeveloped resources that are currently not allowed for in its business plan.

Xstrata Coal SA Group has an ongoing freehold acquisition programme to secure surface rights ahead of mining where required. For undeveloped resources, only limited surface freehold is owned. In most instances, however, title to the mineral rights confers the right to purchase the surface freehold necessary for mining purposes. Xstrata Coal SA Group controls the necessary mineral rights and property relative to their current and projected mining operations.

Copper and Gold Assets

Mineral rights at the Group's various operations are held through mining tenements. No separate surface rights exist for the properties. A summary of the mining tenements directly involved in actual operations is shown in the table below.

Status of Copper and Gold Asset Mining Tenements

EHM Mine Tenements

Tenement	Tenement Name	Original Granted	Expires	Comments
ML2671	Savage 33	28-Nov-1974	30-Nov-2025	Active mining area
ML90041	EHM 1	1-Dec-1995	30-Nov-2016	Active mining area
ML90072	EHM A	1-Dec-1995	30-Nov-2025	Active mining area
ML90075	EHM B	1-Dec-1995	30-Nov-2025	Active mining area
ML90085	EHM C	1-Apr-1996	31-Mar-2026	Active mining area
ML90100	EHM D	1-Jun-1996	31-May-2026	Active mining area
ML90107	EHM E	1-Sep-1996	30-Aug-2026	Active mining area
ML90116	EHM F	1-Oct-1996	30-Sep-2026	Active mining area
ML2664	Savage 26	8-Apr-1975	31-May-2006	
ML2669	Savage 31	26-Feb-1976	28-Feb-2006	
ML2670	Savage 32	28-Nov-1974	30-Nov-2005	
ML2672	Savage 34	28-Nov-1974	30-Nov-2005	
ML2674	Savage 36	28-Nov-1974	30-Nov-2005	
ML2676	Savage 38	28-Nov-1974	30-Nov-2005	
TL203701		18-Aug-1995	17-Aug-2045	7,000 ha surrounding active mining leases
TL207781		21-Sep-1996	20-Sep-2046	EHM accommodation village

Mount Isa Mine Tenements

Tenement	Tenement Name	Original Granted	Expires	Comments
ML8058	Mount Isa Consolidated	1-Dec-1986	30-Nov-2036	As granted under MIMLA Act

Alumbrera Mine

Tenement	Tenement Name	Original Granted	Expires	Comments
YMAD	YMAD Lease	26-Dec-1997	25-Feb-2017	600 ha area lease

Ravenswood Mine Tenements

Tenement	Tenement Name	Original Granted	Expires	Comment
ML10039	John Bull No. 1	1-May-1992	1-Jun-2004	
ML10040	John Bull No. 2	1-May-1992	1-Feb-2004	
ML10041	John Bull No. 3	1-Apr-1992	1-Feb-2004	
ML10170	AL Wilson	1-Jan-1994	31-Dec-2002	Active mining area
ML1337	New Coronation	1-May-1974	30-Apr-2009	Active mining area
ML1379	Golden Hill	1-Dec-1974	30-Nov-2014	Active mining area
ML1380	Buck Reef	1-Dec-1974	30-Nov-2014	Active mining area
ML1394	Nolan's			
ML1395	Keerson	1-May-1977	30-Apr-2003	
ML1412	Sunrise	1-Feb-1981	3-Jan-2002	
ML1416	Buck No. 1	1-Jun-1987	31-May-2008	Active mining area
ML1417	Buck No. 2	1-Jun-1987	31-May-2008	Active mining area
ML1418	Buck No. 3	1-Jun-1987	31-May-2008	Active mining area
ML1451	Standard	1-Apr-1986	31-Mar-2007	
ML1452	Britannia	1-Jan-1989	31-Dec-2009	
ML1532	Duke	1-Nov-1985	31-Oct-2006	
ML1574	Sarsfield	1-Oct-1987	30-Sep-2008	Active mining area
ML1639	Evlington	1-Oct-1987	30-Sep-2008	
ML1640	Sandy Creek	1-Sep-1987	30-Aug-2008	
ML1682	Tea Tree Creek	1-Nov-1992	31-Oct-2002	Active mining area
ML1692	Sandy Creek West	1-Mar-1989	28-Feb-2010	
ML1722	Buck Reef South	1-Oct-1991	30-Sep-2011	
ML1736	Sandy Creek North	1-Jul-1991	30-Jun-2012	
ML1753	Mellanuer	1-Jan-1991	31-Dec-2011	

Principal terms and conditions for mining concessions relevant to Queensland mining operations include the requirement to have an Environmental Authority issued by the EPA and a POO accepted by the EPA. The POO specifies the proposed mining and rehabilitation activities for a term of up to five years. The POO also includes an estimate of the maximum mine rehabilitation liability for the term of the POO and calculation of the corresponding financial assurance required to be lodged with the DNRM. The level of financial assurance required to be lodged with the DNRM is calculated as a percentage of the total rehabilitation liability. The percentage required is dependent on the environmental performance category of the mine, which is determined in accordance with EPA guidelines. An annual return is required to be filed with the EPA for each Environmental Authority. The Annual Return reports on compliance with Environmental Authority conditions. The Group has submitted all required POOs and Annual Returns for Environmental Authorities and has lodged the necessary financial assurances with the DNRM.

Alumbrera is required to submit environmental management reports every two years to the Provinces of Catamarca and Tucuman. The reports present results of the environmental monitoring conducted and any changes or issues in specific areas of the operation to the portions of the project that occur in each province. The report to Catamarca addresses the mine and mineral processing operations and the concentrator pipeline operation within the Catamarca Province. The report to the Province of Tucuman addresses pipeline and filter plant operations. The Group has submitted all required reports. No financial assurance is required by the Argentine authorities for Alumbrera.

Zinc and Lead Assets

Mineral rights at the various operations are held through mining licences. No separate surface rights exist for the properties.

Summary of Zinc-Lead Operations Mineral Leases

Mount Isa Mine Tenements

Tenement	Tenement Name	Original Granted	Expires	Comments
ML8058	Mount Isa Consolidated	1-Dec-1986	30-Nov-2036	As granted under MIMLA Act

McArthur River Mine Tenements

Tenement	Tenement Name	Original Granted	Expires	Comments
ML1121	HYC	5-Jan-1993	30-Apr-2018	Active mining area
ML1122	Glyde	5-Jan-1993	30-Apr-2018	Active mining area
ML1123	Buffalo	5-Jan-1993	30-Apr-2018	Active mining area
ML1124	Emu	5-Jan-1993	30-Apr-2018	Active mining area
ML1125	Emu East	5-Jan-1993	30-Apr-2018	Active mining area
ML1126	Bing Bong	5-Jan-1993	30-Apr-2018	Port facility
ML582	Reward	1-Sep-1958	31-Dec-2019	
AN366	Emu Fault	–	2004	

Principal terms and conditions for mining concessions relevant to Queensland mining operations include the requirement to have an Environmental Authority issued by the EPA and a POO accepted by the EPA. The POO specifies the proposed mining and rehabilitation activities for a term of up to five years. The POO also includes an estimate of the maximum mine rehabilitation liability for the term of the POO and calculation of the corresponding financial assurance required to be lodged with the DNRM. The level of financial assurance required to be lodged with the DNRM is calculated as a percentage of the total rehabilitation liability. The percentage required is dependent on the environmental performance category of the mine which is determined in accordance with EPA guidelines. An annual return is required to be filed with the EPA for each Environmental Authority. The Annual Return reports on compliance with Environmental Authority conditions. The Group has submitted all required POO and Annual Returns for Environmental Authorities and has lodged the necessary financial assurance with the DNRM.

For McArthur River, the terms and conditions for mining concessions relevant to Northern Territory mining operations include the requirement to have a Mine Management Plan ("MMP") submitted and accepted by the Department of Business, Industry and Resource Development. The MMP specifies the proposed mining and rehabilitation activities for the McArthur River mine. The Group has submitted the required MMP and has lodged the necessary financial assurance.

Spanish zinc assets

The various Spanish Exploitation Concessions through which Asturiana controls the mineral rights and the right to mine at the Reocin mine expired on 25 July 2003. The mining concessions continue to be owned by Asturiana until the closing of the mine is authorised. Mineral rights to adjacent lands for exploration are controlled through Spanish Permissions To Investigate as shown in the table below.

Table – Mineral rights in the Cantabria province

Type	Number/name	Hectares	Date granted	Expires
Permission To Investigate	16,306 Spat 1st Fraction	498.06	1987	28 December 2004
Permission To Investigate	16,306 Spat 4th Fraction	27.67	1987	8 January 2005
Permission To Investigate	16,325 St.Vic. 1st Fraction(1)	3,514.09	1989	2 May 2003
Permission To Investigate	16,325 St.Vic 2nd Fraction(1)	249.03	1989	2 May 2003
Permission To Investigate	16,325 St.Vic. 3rd Fraction(1)	83.01	1989	2 May 2003
Permission To Investigate	16,503 Paloma(2)	138.35	1998	16 April 2003
Permission To Investigate	16,537 Ajo	8,134.98	1998	pending
Permission To Investigate	16,537 Cobreces-2	608.74	1999	31 March 2004
Permission To Investigate	16,563 Oeste	1,549.52	2000	18 January 2005

(1) An application to extend these permits was made on 27 March 2003. A response is awaited.
(2) An application to extend this permit was made on 12 March 2003. This was rejected on 8 April 2003, and an appeal was subsequently lodged on 15 April 2003. A response is awaited.

South African chrome and vanadium assets

An approved mining license is required for all mining operations in terms of Section 9 of the Minerals Act (Act 50 of 1991).

Summary of mining licences

Mine	Location(s)	Mining licence no.	Expiry date
Kroondal	Mineral area 2 (Portion of MA no 1 of the farm Kroondal)	ML 2/2002	None
	Mineral area 4 (Portion of MA no 3 of the farm Kroondal)	ML 24/2002	19/12/2012
	Mineral area 6 (Portion of MA no 5 of the farm Kroondal) Mineral area 8 (Portion of MA no 7 of the farm Kroondal) Mineral area 9 (Portion of MA no 5 of the farm Kroondal) Mineral area 10 (Portion of MA no 1 of the farm Kroondal) Portion 91 of the farm Kroondal 304 JQ		
Kroondal	Portions 24, 26, 45, 46, 47, 50, 51 and Portions of portions 13, 41, 43, 44 and the remainder of Kroondal 304 JQ	ML 22/2001	None
Kroondal Gemini	Portion of portion 91 of Kroondal 304 JQ. Portion of the remaining extent of portion 92 Portion of portion 102 (Portion of portion 92) Portion of portion 93 of the farm Kroondal 304 Portion of the remaining extent of portion 94 Remaining extent of Mineral area 11 (part of portion 95) Remaining extent of Mineral area 12 (part of portion 97) Remaining extent of Mineral area 13 (part of portion 98) Remaining extent of Mineral area 14 (part of portion 96) all of the farm Kroondal 304 JQ.	ML 6/2001	26/2/2011
Wonderkop	Portion 1 of the farm Spruitfontein 341 JQ Remaining extent of the farm Brakspruit 299 JQ Remaining extent of portion 12 of Brakspruit 299 JQ Portion 17, 18 and 19 (portion of portion 12) of Brakspruit 299 JQ	ML 3/2002	None
Waterval West	Portions 45 and 97 of the farm Rustenburg Town and Townlands	ML 1/2001	31/01/2011

Mine	Location(s)	Mining licence no.	Expiry date
Waterval East	Holding 25 Waterval Small Holdings Agriculture Holdings Holding 26 Waterval Small Holdings Agriculture Holdings Portion 1 of Holding 27 of Waterval Small Holdings Portion 27 (Portion of Portion 2) of the Farm Waterval 306 JQ. Portion 30 (Portion of Portion 2) of the Farm Waterval 306 JQ. Portion 31 (Portion of Portion 2) of the Farm Waterval 306 JQ. Portion 32 (Portion of Portion 2) of the Farm Waterval 306 JQ. Portion 33 (Portion of Portion 2) of the Farm Waterval 306 JQ. Portion 34 (Portion of Portion 2) of the Farm Waterval 306 JQ. Over a Portion of the Farm Waterval 306 JQ Remaining Portion 2 including a Portion of Mineral Area 1	ML 23/2002	16/12/2027
Waterval East (Old Cashan)	Portion 35,36,37, Mineral Area 1 Holdings 23,22,21 and Remaining of Holding 24, All of Waterval 306 JQ	ML 4/2002	None
Rietvly.Silica	Portion 90 and 98 (portion of portion 89) of the farm Rietvly 271JQ Section 17 application: Portion 145 (a portion of portion 8) of the Farm Rietvly 271 JQ.	ML 8/2003 Application	05/08/2013
Thorncliffe Mine	Thorncliffe 374 KT / Helena 6 JT	ML 22/2003	07/09/2013
Prospecting Permit	Thorncliffe 374 KT	13/2003	18/06/2004

Other Licences

Maloma anthracite mine

Xstrata South Africa (Pty) Ltd holds a mining lease granted in 1992 by His Majesty, Ngwenyama of Swaziland in respect of the Maloma anthracite mine in Swaziland.

Competition

The markets in which the Group operates are competitive. Competition is largely on the basis of price. The Group competes with numerous suppliers in the same product areas, some of which have substantially greater reserve bases and manufacturing and financial resources. In addition, increased production capacity from competitors in other countries may increase competition in the markets in which the Group operates.

The Group's principal competitors in its main operations are set out below:

Coal – Thermal

The Group is one of the world's largest export thermal coal producers. Significant export thermal coal competitors are Anglo American plc, BHP Billiton, Rio Tinto and coal producers operating in China and Indonesia.

Coal – Coking

The Group is one of the world's largest producers of coking coal. Significant competitors in this sector include BHP Billiton Mitsubishi Alliance (BMA), Fording Canadian Coal Trust, Anglo American and Rio Tinto.

Copper

The Group is one of the world's ten largest copper producers. Significant copper-producing competitors include Codelco, Phelps Dodge, BHP Billiton, Rio Tinto, Grupo Mexico and Freeport McMoran.

Lead

The Group is one of the world's largest lead producers. Substantial lead-producing competitors include Pasminco Limited, Teck Cominco Limited, Korea Zinc Company and Noranda Inc. and lead mining operations in China.

Zinc

The Group is one of the largest zinc producers in the western world in terms of capacity accounting for approximately 9 per cent. of western world production and 26 per cent. of western European production. The Asturiana smelter is one of the lowest cost producers in the world. Significant zinc smelting competitors are Korea Zinc Company, Ltd., Pasminco Limited, n.v. Umicore SA, Noranda Inc., Teck Cominco Limited, Outokumpu Oyj and zinc smelting operations in China.

Chrome

The Group is the world's largest, in terms of both attributable production and attributable sales, and among the lowest cost producers of ferrochrome. Significant chrome competitors are Samancor Limited, Hernic (Pty) Limited, Ore & Metal, N.A. Chrome and ferrochrome producers operating in Kazakhstan.

Vanadium

Xstrata believes that the Group is one of the world's largest producers of primary vanadium. Significant vanadium competitors are Highveld Steel and Vanadium Corporation Ltd and steel companies operating in China and Russia.

Directors

Name	Function	Principal activities outside the Group
Willy Strothotte	Chairman	Chairman of Glencore International
Michael Davis	Chief Executive	
Trevor Reid	Finance Director	
Santiago Zaldumbide	Executive Director	
Ivan Glasenberg	Non-executive Director	Chief Executive Officer of Glencore International
Paul Hazen	Non-executive Director	Chairman of Accel-KKR
		Deputy Chairman and director of Vodafone plc
		Director of Safeway, Inc.
		Director of Epiphany Inc.
		Director of Willis Group Ltd
		Director of KSL Recreation Corporation
David Issroff	Non-executive Director	Head of Glencore International's Ferroalloys Division
Robert MacDonnell	Non-executive Director	Director of Safeway, Inc.
		Partner in US Natural Resources, Inc.
		Partner in Pacific Reality
Sir Steve Robson CB	Non-executive Director	Director of Cazenove Group plc
		Director of Partnerships UK plc
		Director of The Royal Bank of Scotland Group plc
David Rough	Non-executive Director	Director of BBA Group plc
		Director of EMAP plc
		Director of Land Securities plc
Dr. Fred Roux	Non-executive Director	Director of Fred Roux Investment Holdings (Pty) Limited
		Director of Seacow Properties (Pty) Ltd
		Director of Brakhoek Properties (Pty) Ltd
Ian Strachan	Non-executive Director	Chairman of Instinet Group Inc.
		Director of Reuters plc
		Director of Johnson Matthey plc
		Director of Transocean Inc
		Director of Harsco Corporation

Swiss tax residence

Xstrata's place of effective management is in Switzerland and it is accordingly treated as resident in Switzerland, not in the UK, for the purposes of Swiss corporate income and withholding tax and UK taxation and for the purposes of the UK-Switzerland double tax treaty. This position will, however, be reviewed from time to time and it is possible that Xstrata could in the future become resident for the purposes of taxation in the UK or elsewhere.

Dividend policy

Xstrata's current progressive dividend policy takes into account the underlying earnings growth, as well as its capital requirements and cash flows.

Xstrata has adopted a progressive dividend policy which takes into account the underlying growth in earnings of the Group, as well as its capital requirements and cash flows, whilst maintaining an appropriate level of dividend cover. However, as a company incorporated in England and Wales, Xstrata may only pay dividends if distributable profits are available for the purpose; as a holding company, Xstrata will be dependent upon dividends and interest distributed to it by its subsidiaries.

Xstrata declared a dividend in respect of the year ended 31 December 2002 of US$0.20 per share, which was passed on 2 May 2003. The dividend represents two-thirds of a notional total 2002 dividend. Future dividends will be paid in each year in the approximate proportions of one-third and two-thirds of the total annual dividend respectively.

Xstrata publishes its accounts in US dollars. Any dividends declared by Xstrata will generally be paid in US dollars unless a Shareholder elects to receive dividends in pounds sterling, euro or Swiss francs.

Fluctuations in the exchange rate between pounds sterling, euro or Swiss francs and US dollars will affect the pound sterling, euro or Swiss franc amount received in respect of dividend payments declared in US dollars by Xstrata.

As Xstrata is Swiss tax resident, dividends paid by Xstrata are subject to Swiss federal withholding tax. Swiss federal withholding tax is currently charged at the rate of 35 per cent. Shareholders who are residents of countries that have double taxation agreements with Switzerland will generally be entitled to a refund of part of that withholding tax from the Swiss authorities but the refund is partial only and a Shareholder can only obtain the refund by submitting the relevant claim forms to the Swiss authorities. For further information in relation to the Bonds and the Ordinary Shares see "Taxation".

Relationship with Glencore

Commercial relationship

General

As a result of their entering into the Arrangement in connection with Xstrata's acquisition of MIM and the associated rights issue, Glencore International, CSFB Equities and CSFB (Europe) are jointly interested in 252,868,007 Ordinary Shares, representing approximately 40 per cent. of the issued outstanding Ordinary Shares of Xstrata (see "General Information – Directors' and Other Interests"). Of these 252,868,007 Ordinary Shares (a) Glencore International is entitled to exercise the voting rights attaching to, 101,040,400 of them, representing 16 per cent. of the issued outstanding Ordinary Shares of Xstrata, and (b) CSFB Equities is entitled to exercise the voting rights attaching to, 151,827,607 of them, representing approximately 24 per cent. of the issued outstanding Ordinary Shares of Xstrata. Glencore International and CSFB Equities are the largest shareholders of Xstrata.

In 1990, Glencore International became a substantial shareholder in Xstrata AG, following which Xstrata AG built a portfolio of businesses operating in the natural resources sector.

The Group believes that it benefits from Glencore's ability to identify investment opportunities and to market the commodities which the Group produces. The Group further believes that Glencore benefits from its marketing agreements with the Group, which generally provide for exclusive marketing rights in favour of Glencore with respect to the commodities which the Group produces.

Most of the Group's operating subsidiaries have entered into long-term agency agreements with Glencore under which Glencore provides marketing services in exchange for agency fees. These fees are negotiated on arm's length terms and range from 3.5 per cent. to 5 per cent. of the FOB sales revenue. In a number of instances, Glencore acts as collecting agent and also assumes 60 per cent. of the non-payment risk of the Group's ferrochrome trade receivables and 100 per cent. of the non-payment risk of the Group's vanadium trade receivables. For further details of the commercial arrangements that exist between Glencore and the Group, *see pages F-45 to F-46 below.*

Relationship with controlling shareholder

On 20 March 2002, Glencore International and Xstrata entered into an agreement (the "Relationship Agreement") which regulates the ongoing relationship between them. The principal purpose of the Relationship Agreement is to ensure that the Group is capable of carrying on its business independently of Glencore and that transactions and relationships with Glencore are at arm's length and on normal commercial terms. The Relationship Agreement therefore ensures that Xstrata complies with its obligations under the Listing Rules. The Relationship Agreement will continue for so long as the Ordinary Shares are listed on the Official List and traded on the London Stock Exchange and Glencore International is Xstrata's controlling shareholder under the Listing Rules. Currently, a controlling shareholder is a person who holds either 30 per cent. or more of the votes exercisable at general meetings of Xstrata or has the right to control the appointment of the majority of the Directors. As is noted above, as a result of entering into the Arrangement, Glencore International currently holds only 16 per cent. of the votes exercisable at general meetings of Xstrata. Notwithstanding that it is no longer a controlling shareholder of Xstrata under the Listing Rules, Glencore International has agreed that the Relationship Agreement will, nevertheless, continue in full force and effect.

Under the Relationship Agreement:

- Xstrata and Glencore International agree that transactions and relationships between the Group and Glencore will be conducted at arm's length and on a normal commercial basis;
- Xstrata and Glencore International agree to ensure that Xstrata is capable, at all times, of carrying on its business independently of any member of Glencore;
- Glencore International is only permitted to nominate a maximum of three directors of Xstrata or (if lower or higher) such number of directors of Xstrata nominated by Glencore International as is equal to one less than the number of Independent Directors. In this respect, Glencore International has currently nominated Messrs. Strothotte, Glasenberg and Issroff to the Board;
- Directors of Xstrata nominated by Glencore International shall not be permitted, unless the Independent Directors agree otherwise, to vote on any resolutions of the Board to approve any aspect of Xstrata's involvement in or enforcement of any arrangements, agreements or transactions with any member of Glencore;
- Glencore International undertakes to procure that Glencore shall not exercise its voting rights to procure amendment to the constitutional documents of Xstrata which would be inconsistent with, or undermine, the Relationship Agreement; and
- Glencore International undertakes to observe the provisions in Xstrata's Articles providing takeover protection whilst the City Code does not apply to Xstrata.

The Group believes that the terms of the Relationship Agreement as described above enable the Group to carry on its business independently from Glencore.

In addition, under the agreement pursuant to which the Group acquired the Enex Group and the Duiker Group, Glencore International has agreed for a period of three years from 20 March 2002 to cooperate with Xstrata to give it the opportunity to enter into any transaction which involves the mining of coal or any related processing business which is carried on in whole or in part within Australia or South Africa in preference to Glencore International or a member of its group.

Recent Developments

The Group

Acquisition of MIM

On 24 June 2003, Xstrata acquired MIM. The acquisition was financed by way of the proceeds of a rights issue, raising US$1,406 million, and by raising additional debt of US$1,169 million. Further details in connection with MIM and its capitalisation and indebtedness are set out in "Description of the Xstrata Group" and "Capitalisation and Indebtedness". The integration and restructuring of the MIM businesses with the existing Xstrata operations is well advanced. The management of the businesses has been restructured along commodity lines. MIM's significant head office and central service infrastructure has either been re-allocated to the business units or made redundant. MIM's technology businesses have been amalgamated within a technology business unit which will operate as an autonomous profit centre. MIM's extensive early stage exploration programme has been significantly curtailed.

The costs and benefits of the integration process are in line with Xstrata's expectations.

On 19 May 2003 (prior to acquisition by Xstrata), MIM announced that its estimated net profit after tax for the six months ended 30 June 2003 for continuing operations had been revised downwards, as financial results were being adversely affected by the strengthening Australian dollar compared to the US dollar. Assuming a constant A$:US$ exchange rate and no material improvement in commodity prices, MIM estimated at the time of this announcement that its net profit after tax for continuing operations for the six months ended 30 June 2003 was unlikely to exceed that recorded for the six months ended 31 December 2002. The financial results of MIM will be consolidated in the financial statements of Xstrata from the date of acquisition. Xstrata intends to announce its interim results for the six months ended 30 June 2003, on 17 September 2003.

The Xstrata Circular included unaudited illustrative pro forma financial information for the year ended 31 December 2002. The pro forma profit statement was prepared on the basis that the acquisition of MIM took place on 1 January 2002, using estimates of fair values based on limited information available to Xstrata as of 7 April 2003. The interim results announcement to be issued on 17 September 2003 will include a pro forma profit statement on the basis that the acquisition took place on 1 January 2003. Following the completion of the acquisition, Xstrata is currently undertaking a full fair value assessment of MIM and more details of the results of this will be provided along with the interim results announcement.

Coal Business

New South Wales operations

Average selling prices achieved for thermal export coal declined by 7 per cent. during the first six months of 2003 compared with the average selling prices for the year ended 31 December 2002.

Since 31 December 2002, the Australian dollar has strengthened against the US dollar. The New South Wales operations have hedged forward their exposure to Australian dollar commitments. Accordingly, the movement in exchange rates is expected to have limited additional impact upon the results of the New South Wales operations during the first six months of 2003.

On 17 June 2003, Xstrata announced that it would reduce production at its New South Wales operations by some 600,000 tonnes of thermal coal by the end of July 2003 in response to declining coal prices and a strengthening Australian dollar, together with an oversupply in the export thermal coal market.

On 18 July 2003, Xstrata announced that it would reduce annual production at its Baal Bone Colliery from 2 million to 1.2 million tonnes of coal per annum in response to historically low coal prices, a strengthening Australian dollar and increasing workers compensation premiums, the combination of which has placed the long-term viability of the operation in doubt. The planned reduction in annual production will also result in a reduction of employee levels at the mine.

Xstrata will continue to monitor its stock levels in relation to the demand for thermal export coal and will review production levels in the second half of 2003 if necessary.

Queensland operations

The Queensland operations were acquired on 24 June 2003 as part of the acquisition of MIM.

Coking coal selling prices in US dollars are in line with the average selling prices for the year ended 31 December 2002. Average selling prices achieved for thermal export coal declined by 7 per cent. during the first six months of 2003 compared with the average selling prices for the year ended 31 December 2002.

As previously announced by MIM prior to its acquisition by Xstrata, unit costs have been impacted at Oaky Creek by the increase in higher cost production from the open cut operation to compensate for reduced production at the No. 1 Longwall, where cutting rates have been temporarily restricted due to frictional ignition.

As in the New South Wales operations, the costs in US dollar terms have also increased due to the strengthening of the Australian dollar.

South African operations

Average selling prices achieved for thermal export coal declined by 2 per cent. during the first six months of 2003 compared with the average selling prices for the year ended 31 December 2002.

Whilst local costs have been tightly managed, and, after stripping out inflation, in real terms have declined, in US dollar terms they have increased due principally to the South African rand strengthening against the US dollar since 31 December 2002.

The Group expects the South African operations to generate higher sales volumes in 2003 than in 2002.

Copper Business

The Copper business was acquired by Xstrata on 24 June 2003 as part of the acquisition of MIM.

Average market prices for copper during the first six months of 2003 were slightly higher than the average market prices for copper for the six months ended December 2002 whilst treatment charges were broadly similar.

The Australian dollar has strengthened against the US dollar since 31 December 2002, which has had a negative effect on earnings in the first six months of 2003. The negative effect has, to some degree, been mitigated by MIM's Australian dollar hedges over this period.

Production of copper in concentrate during the first six months of 2003 at Mount Isa, Ernest Henry and Alumbrera has been broadly in line with the previous six month period ended 31 December 2002.

Difficult mining conditions at the Mount Isa copper mine have reduced mine production and led to higher unit costs since 31 December 2002. Production from the copper concentrator has been higher than in the six months ended 31 December 2002 as copper was recovered from stockpiled smelter slag. Copper anode production and thus copper cathode production has been slightly lower than for the year ended 31 December 2002.

The Ernest Henry copper-gold mine recorded higher production of copper during the first six months of 2003 compared to the corresponding period in 2002 due to higher mill throughput and recoveries. The stronger gold price also assisted turnover from the mine, although this was partially offset by the negative effect of the stronger Australian dollar.

Zinc Business

Average market prices for zinc during the first six months of 2003 were lower than average market prices for zinc for the year ended 31 December 2002 whilst treatment charges were broadly similar.

In January 2003, Xstrata acquired the Nordenham Zinc Smelter from Metaleurop SA.

Production of zinc in concentrate and lead bullion from the Mount Isa lead mine (including George Fisher-Hilton mine) and the McArthur River mine during the first six months of 2003, was broadly in line with production in the six months ended 31 December 2002.

Both the euro and the Australian dollar have strengthened against the US dollar since 31 December 2002, which has had a negative effect on earnings in the first six months of 2003. In order to mitigate this effect, Xstrata's European zinc smelters have implemented actions aimed at increasing production, reducing costs, improving process efficiency and increasing the production of higher value added products. A similar review is being undertaken in Xstrata's Australian zinc operations with a view to achieving similar benefits.

Alloys Business

As advised in the Group's annual report and accounts for the year ended 31 December 2002, discussions are underway with credible empowerment groups in South Africa regarding their participation in the Group's alloys business. These discussions continue to progress and may lead to transactions which will help Xstrata meet the requirements of the new South African legislation.

Chrome operations

Mining

Xstrata's mines continue to supply some 75 per cent. of ore requirements for its smelting operations with complementary tonnages being serviced from UG2 chromite tailings and limited external purchases. The concept of a "Mega-Mine", which

involves the rationalisation and consolidation of the Western Chrome mining operations, is being implemented. The benefits thereof, which include a decrease in unit fixed cost overheads, are anticipated to be realised in 2004. After a period of development the Waterfall East mine is expected to increase production contribution in the fourth quarter of 2003.

Smelting operations
The operating costs of the smelting operations have been negatively impacted by the increased costs of reductants, in particular metallurgical coke.

Production volumes have increased against volumes in the year ended 31 December 2002 in order to meet the current strong market demand. Two furnaces were reconverted to ferrochrome production and re-commissioned in May 2003 in anticipation of the furnace closures described below.

On 14 July 2003, Xstrata announced the closure of three furnaces, with combined annual capacity of some 230,000 kt, for routine maintenance. The furnace closures have been timed for the third quarter to correspond with the period of lower demand from stainless steel mills, associated with the northern hemisphere summer, and of higher electricity price levels, associated with the South African winter. A decision on when the furnaces will be brought back into production will be taken in light of the market at the beginning of the traditionally high-demand fourth quarter. On the same date, Xstrata announced price increases for chrome had been agreed with Xstrata Alloys' major European contractual partners.

Whilst ferrochrome prices are significantly higher in 2003 than for the year ended 31 December 2002, production volumes have increased against volumes in the year ended 31 December 2002 in order to meet the current strong market demand and this is expected to continue for the rest of the year. The strengthening of the South African rand had a negative effect on attributable sales in the first quarter of 2003, but has been offset by the escalation in selling prices in the second and third quarters of 2003. Overall, the impact of these factors upon the earnings of the Alloys Business is positive.

Vanadium Operations
Xstrata continues to assess the impact of the stock overhang in the market on its vanadium operations and has, following the suspension of operations at its Windimurra facility in Western Australia in February 2003, focused on production levels at its Vantech facility in South Africa.

Whilst prices for vanadium have risen since December 2002, any positive impact has been offset by the termination of the offtake agreement with Glencore and the stronger South African rand.

Other Businesses
As a result of completion of the Sarsfield processing plant, gold production at the Ravenswood mine has increased substantially over the first six months of 2003. This coupled with a higher average gold price over that period has improved the earnings and cash flow contribution from Ravenswood.

Capitalisation and Indebtedness of the Issuer

The following table sets out the consolidated capitalisation and indebtedness of Xstrata Capital Corporation which has been extracted without material adjustment from the audited financial statements of Xstrata Capital Corporation as at 31 December 2002:

	31 December 2002 US$ (million)
Capitalisation	
Called up share capital (fully paid)[(1)]	–
Share premium	2,711.2
Retained profit	370.9
Total shareholders' funds	3,082.1
Indebtedness[(2)]	–
Total capitalisation and indebtedness	3,082.1

Notes

(1) Share capital:
At 31 December 2002, Xstrata Capital Corporation had authorised capital of 20,000 Class A ordinary shares of US$1 each.
At 31 December 2002, Xstrata Capital Corporation had allotted, called up and fully paid capital of 15,000 Class A ordinary shares of US$1 each.
Since 31 December 2002, Xstrata Capital Corporation has issued 20 new Class A ordinary shares with a nominal value of US$1 per share, raising US$1,591,488,810 in total, authorised 20,000 Class B shares of US$1.00 each and issued 51 Class B shares of US$1.00 each.

(2) Indebtedness:
Save as disclosed above, Xstrata Capital Corporation did not have outstanding at 31 December 2002 any other borrowings, loan capital issued or created but unissued, term loans, borrowings, contingent liabilities or indebtedness in the nature of borrowing whether guaranteed or unguaranteed or secured or unsecured including bank overdrafts and liabilities under acceptance of credits, hire purchase commitments, mortgages, charges or guarantees.
Since 31 December 2002, there has been no change in the level of indebtedness.

(3) Save as disclosed above, there has been no material change in the consolidated capitalisation, indebtedness, contingent liabilities and guarantees of Xstrata Capital Corporation since 31 December 2002

(4) At the close of business on 31 December 2002, Xstrata Capital Corporation had cash and bank balances of US$0.2m.

Capitalisation and Indebtedness of the Group

The following table sets out the consolidated capitalisation and indebtedness of Xstrata which has been extracted without material adjustment from the audited financial statements of Xstrata as at 31 December 2002:

	31 December 2002 US$ (million)
Capitalisation	
Called up share capital (fully paid)[(1)]	126.3
Share premium	1,277.7
Other reserves	1,240.7
Retained profit	921.4
Total shareholders' funds	3,566.1
Indebtedness[(2)]	
Bank loans[(2.1)] *– secured*	12.0
Bank loans – unsecured	635.8
Other loans – unsecured	19.9
Overdrafts	4.2
Hire purchase and finance lease obligations[(2.2)] – secured	17.7
Total capitalisation and indebtedness	4,255.7

(1) Share Capital
At 31 December 2002, Xstrata had ordinary authorised capital of US$175.0m divided into 350m ordinary shares of US$0.50 each. In addition Xstrata had 50,000 deferred shares of £1 each and one special voting share of US$0.50.
At 31 December 2002, Xstrata had allotted, called up and fully paid capital of 252.6m ordinary shares of US$0.50 each, 50,000 deferred shares of £1 each paid to £0.25 and one special voting share of US$0.50.
By an ordinary resolution passed on 8 May 2003, the ordinary authorised share capital was increased from US$175.0m to US$437.5m by the creation of an additional 525m ordinary shares of US$0.50 each.
Xstrata issued 378.9m new shares at £2.45 per share as announced within the Xstrata Circular. These shares were initially issued as Convertible Unsecured Loan Stock and converted to ordinary shares following approval of the MIM acquisition by the Supreme Court of Queensland.

(2) Indebtedness:
Save as disclosed above Xstrata did not have outstanding at 31 December 2002 any other borrowings, loan capital issued or created but unissued, term loans, borrowings, contingent liabilities or indebtedness in the nature of borrowing whether guaranteed or unguaranteed or secured or unsecured including bank overdrafts and liabilities under acceptance of credits, hire purchase commitments, mortgages, charges or guarantees.

(2.1) Term Loans:
Since 31 December 2002, additional unsecured debt of US$888m was raised in connection with the acquisition of MIM. Issue costs amounted to US$18m and US$360m of these funds were used to repay MIM's debt. US$660m was drawn down at the time of the acquisition which was used to fund the acquisition and associated other purchases and costs. Costs of other acquisitions including purchase of a further 11.5 per cent. of Oakbridge Pty Ltd for US$58m and a US$100m payment for the acqusition of the Nordenham Zinc Smelter and the payment of the final 2002 dividend of US$50.3m have also increased term loans.

(2.2) Overdrafts and finance lease obligations:
Since 31 December 2002, the US$ equivalent of South African rand denominated overdrafts and Australian dollar denominated finance leases in Australia have increased as a result of exchange rates.

(2.3) Contingent liabilities:
Contingent liabilities totalled US$139.3m as at 31 December 2002 and principally comprised bank guarantees and performance guarantees. There is no guaranteed loan capital, borrowings or other indebtedness outstanding in respect of any member of the Group, as at 31 December 2002.

(3) Acquisition of MIM:
On 24 June 2003, Xstrata acquired MIM. The capitalisation and indebtedness of MIM as at 31 December 2002 follows in the accompanying table below. Shareholders' funds and indebtedness (other than contingent liabilities) have been extracted without material adjustment from the unaudited UK GAAP reconciliation statement included in this Offering Circular. Contingent liabilities have been extracted from the accounting records. No fair value adjustments, relating to the acquisition of MIM, have been made to the following table.

		31 December 2002 US$ (million)
Capitalisation		
Called up share capital (fully paid)		1,431.9
Asset revaluation reserve		14.7
Profit and loss accounts		(198.0)
Minority Interests		202.1
Total shareholders' funds		1,450.7
Indebtedness		
Bonds[3.1]	– unsecured	336.3
Project Finance[3.1]	– secured	260.5
Term loans[3.1]	– unsecured	557.1
Hire purchase and finance lease obligations	– unsecured	61.0
Total capitalisation and indebtedness		2,665.6

(3.1) Bonds, term loans and project finance:
Previously classified unearned revenue has been reclassified as unsecured debt. Since 31 December 2002, interest bearing debt has decreased principally due to repayment of A$154.0 million of project finance borrowings in May 2003. Project finance loans are secured against interests in and assets of the individual projects to which they relate. The MIM Group had no externally guaranteed borrowings at 31 December 2002.

(3.2) Contingent Liabilities:
Contingent liabilities totalled US$157.6m as at 31 December 2002. These principally comprised assignment of debtors to banks on a recourse basis (US$42.0m), bank guarantees in respect of mining tenements (US$36.6m) and self-insurance guarantees in Queensland (US$16.5m).

(4) Exchange rate as at 31 December 2002:
Australian dollar (AUD) to US$: 0.5618
Chile peso (CLP) to US$: 718.61
Euro (EUR) to US$: 1.0495
Pound sterling (GBP) to US$: 1.6100
South African rand (ZAR) to US$: 8.5702
Swiss franc (CHF) to US$: 1.3836

(5) Save as disclosed above, there has been no material change in the consolidated capitalisation, indebtedness, contingent liabilities and guarantees of Xstrata (after taking account of the acquisition of MIM as disclosed above) since 31 December 2002.

(6) As at 31 December 2002, MIM had cash and bank balances of US$103.6m. US$78.6m of this cash is held overseas relating to project finance and is not accessible under project finance terms.

(7) As at 31 December 2002, Xstrata had cash and bank balances of US$88.7m. All cash was available.

United Kingdom

The comments below are of a general nature based on current United Kingdom law and Inland Revenue practice. They are not intended to be, nor should they be construed to be, legal or tax advice and are included herein solely for information purposes. They relate only to the position of persons who are the absolute beneficial owners of their Bonds and coupons. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of persons such as dealers or certain professional investors or persons who are connected with the Issuer. Any Bondholders who are in doubt as to their own tax position should consult their professional advisers.

The Guarantor's place of effective management is in Switzerland, and it is accordingly treated as resident in Switzerland, and not in the UK, for the purposes of Swiss and UK taxation and for the purposes of the UK-Switzerland double tax treaty. This position will, however, be reviewed from time to time and it is possible that Xstrata could in the future become resident for the purposes of taxation in the UK or elsewhere.

This section is written on the basis that the Guarantor is and remains resident in Switzerland and will therefore be subject to the Swiss tax regime and not (save in respect of United Kingdom source income) the United Kingdom tax regime.

The Issuer is also a non-UK resident company.

(a) *Interest-Withholding and Information Reporting Requirements*

(i) Payments of interest on the Bonds may be made without any withholding or deduction on account of United Kingdom tax.

(ii) Persons in the United Kingdom paying interest to or receiving interest on behalf of an individual may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

(iii) On 3 June 2003 the Council of the European Union adopted a new Directive regarding the taxation of savings income. Subject to a number of important conditions being met, Member States will be required from 1 January 2005 to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person or on behalf of an individual resident in that other Member State. Exceptionally (and for a transitional period only which will end after agreement on exchange of information is reached between the European Union and certain non-European Union States) Belgium, Luxembourg and Austria will instead be required to withhold tax from such payments unless the Bondholder authorises the person making the payment to report the payment or presents a certificate from the relevant taxing authority establishing exemption therefrom.

(b) *Corporate Bondholders*

(i) Amounts Taxable as Income

Bondholders within the charge to United Kingdom corporation tax will be subject to tax on all interest arising in respect of the Bonds as income broadly in accordance with their statutory accounting treatment. Such Bondholders will generally be charged in each accounting period by reference to interest which, in accordance with such Bondholder's authorised accounting method, is applicable to that period. For accounting periods commencing on or after 1 October 2002 fluctuations in value relating to foreign exchange gains and losses will also be brought into account as income.

(ii) Disposal (including Cash Redemption)

Except in respect of amounts relating to interest and any amounts relating to foreign exchange gains and losses attributable to accounting periods commencing on or after 1 October 2002 which are brought into account as income as described at paragraph (b)(i) above, profits or gains on Bonds held by a Bondholder within the charge to United Kingdom corporation tax will not be subject to tax as income under Part IV of the Finance Act 1996. The Bonds will, however, be treated as "chargeable assets" for the purposes of the United Kingdom taxation of chargeable gains. Accordingly, a disposal (including cash redemption) of Bonds may give rise to a chargeable gain or allowable loss. In calculating any gain or loss on disposal of a Bond, pound sterling values are compared at acquisition and transfer (subject to the adjustments below). As a consequence, a taxable profit can arise even

where the foreign currency amount received on a disposal is less than or the same as the amount paid for the Bond.

Adjustments
For the purposes of the taxation of chargeable gains, the consideration for any disposal or acquisition of a Bond will be treated as adjusted so as to exclude, on a just and reasonable basis, the amount of such consideration which relates to interest which has accrued but has not been paid as at the date of such disposal or acquisition. For accounting periods beginning on or after 1 October 2002, adjustments will also be made to the consideration for any disposal of a Bond for foreign exchange gains and losses.

(iii) Conversion
Conversion of the Bonds into Preference Shares should not be treated as a disposal of the Bonds and should not of itself give rise to a charge to United Kingdom taxation of chargeable gains. Any chargeable gain or allowable loss that would otherwise have arisen on a disposal of the Bonds will be "rolled over" into the Preference Shares and the Preference Shares will be treated as the same asset as the Bonds, acquired at the same time and for the same consideration as the Bonds were acquired.

For accounting periods commencing on or after 1 October 2002, on conversion no adjustment is made to the acquisition cost of the Bonds in respect of accrued interest or in respect of foreign exchange gains and losses which have accrued on the Bonds up to the time of conversion.

(iv) Exchange
The exchange of the Preference Shares in the Issuer for the Ordinary Shares in the Guarantor should not be treated as occasioning a disposal of the Preference Shares and accordingly it should not give rise to a chargeable gain for those holders of the Preference Shares who, either alone or together with persons connected with them, do not hold more than 5 per cent. of any class of shares in or debentures of the Issuer. Any chargeable gain or allowable loss which would otherwise have arisen on a disposal of the Preference Shares will be "rolled over" into the Ordinary Shares and the Ordinary Shares will be treated as the same asset as the Preference Shares (and in turn the Bonds), acquired at the same time and for the same consideration as the Preference Shares were acquired or treated as acquired.

A holder of Preference Shares who, either alone or together with persons connected with him, holds more than 5 per cent. of any class of shares in or debentures of the Issuer will be treated in the manner described in the preceding paragraph with respect to the exchange provided that the exchange is effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Such holders of Preference Shares should note that an application for clearance has not been made in this regard to the Inland Revenue under Section 138 of Taxation of Chargeable Gains Act 1992.

(c) Other Bondholders

(i) Interest
Interest paid on a Bond held by a Bondholder who is not within the charge to corporation tax but who is resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Bond is attributable will be taxed as income in the hands of the relevant Bondholder.

It should be noted that special rules, which are not covered, apply to Bondholders who are resident, but not domiciled, in the United Kingdom.

(ii) Disposal
A disposal of a Bond by a Bondholder resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Bond is attributable may give rise to a chargeable gain or allowable loss for the purposes of taxation of capital gains. In calculating any gain or loss on disposal of a Bond, pound sterling values are compared at acquisition and

transfer. Accordingly, a taxable profit can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid for the Bond.

A transfer of a Bond by a holder resident or ordinarily resident in the United Kingdom or a holder who carries on a trade in the United Kingdom through a branch or agency to which the Bond is attributable, may give rise to a charge to tax on income in respect of interest on the Bond which has accrued since the preceding interest payment date.

(iii) A disposal of Bonds by a holder who is only temporarily not resident in the United Kingdom may under anti-avoidance legislation, still be subject to United Kingdom tax on chargeable gains realised, subject to any available exemption or relief.

(iv) Conversion
Conversion of the Bonds into Preference Shares should not be treated as a disposal of the Bonds (except for the purposes of the adjustment for accrued interest described above) and should not of itself give rise to a charge to United Kingdom taxation on chargeable gains.

On a conversion, interest that is deemed to have accrued since the last interest payment date may be chargeable to United Kingdom tax as income under the Accrued Income Scheme even though on conversion accrued interest may not be payable.

(v) Exchange
The tax treatment will be the same as that described in paragraph (b)(iv) above in relation to Bondholders within the charge to United Kingdom Corporation Tax.

(d) Dividends on the Ordinary Shares
Shareholders who (i) are resident in the United Kingdom for tax purposes, (ii) are carrying on a trade, profession or vocation in the United Kingdom through a branch or agency in connection with which the Ordinary Shares are held, or (iii) in relation to accounting periods beginning on or after 1 January 2003, are corporate shareholders not resident in the United Kingdom but carrying on a trade, profession or vocation in the United Kingdom through a United Kingdom permanent establishment in connection with which the Ordinary Shares are held, will generally, depending upon their particular circumstances, be subject to United Kingdom income tax or corporation tax as the case may be, on the gross amount of any dividends paid by the Guarantor on the Ordinary Shares, before deduction of any Swiss withholding tax. A credit for Swiss withholding tax would generally be given against any United Kingdom tax liability in respect of the dividends. For a United Kingdom individual who is liable to United Kingdom income tax, the dividends will (depending on the amount of the Shareholder's overall taxable income) be taxable at the Schedule F ordinary rate (10 per cent. in 2002-2003), and/or the Schedule F upper rate (32.5 per cent. in 2002-2003).

(e) Disposals of Ordinary Shares

(i) United Kingdom resident holders of the Ordinary Shares may, depending on their circumstances, be liable to United Kingdom taxation on chargeable gains in respect of gains arising from a sale or disposal of the Ordinary Shares.

(ii) Bondholders who are not resident in the United Kingdom will not be liable to United Kingdom taxation on chargeable gains in respect of gains arising from the sale or disposal of the Ordinary Shares, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the disposal proceeds are received or to which the Ordinary Shares are attributable, in which case tax may be levied on the UK branch or agency or, in relation to accounting periods beginning on or after 1 January 2003, are corporate shareholders not resident in the United Kingdom but carrying on a trade, profession or vocation in the United Kingdom through a United Kingdom permanent establishment in connection with which the Ordinary Shares are held.

(iii) A disposal of Ordinary Shares by a holder who is only temporarily not resident in the United Kingdom may under anti-avoidance legislation, still be subject to United Kingdom tax on chargeable gains realised, subject to any available exemption or relief.

(f) *Stamp Duty and Stamp Duty Reserve Tax*

(i) As the Issuer is not incorporated in the United Kingdom and the Bonds are not held on a register which is kept by or on behalf of the Issuer in the United Kingdom, it is considered that no UK stamp duty reserve tax ("SDRT") should be payable on any of the issue, transfer or conversion of a Bond. No UK stamp duty will be payable on the issue of the Bonds, or on the transfer of the Bonds where any transfer documents are executed and retained outside the United Kingdom.

(ii) No UK stamp duty or SDRT will be payable on the issue of the Preference Shares.

(iii) No UK SDRT will be payable in respect of the transfer of such Preference Shares in exchange for Ordinary Shares, and no UK stamp duty will be payable in respect of such transfer provided no conveyance of the Preference Shares is executed in or transmitted to the UK.

(iv) No UK stamp duty or SDRT will be payable on the issue of Ordinary Shares in exchange for Preference Shares save where the Ordinary Shares are issued to issuers of depositary receipts or providers of clearance services (or their nominees or agents) in which event SDRT at 1.5 per cent. of the value of the relevant shares will arise unless (in the case of an issue to a clearance service) the clearance service has made an election under Section 97A of the Finance Act 1986 which applies to the relevant shares. Under Section 97A of the Finance Act 1986, clearance services may, provided they meet certain conditions, elect for the 0.5 per cent. rate of stamp duty or SDRT to apply to transfers of securities within such services instead of the 1.5 per cent. rate applying to an issue or transfer of such securities into the clearance service.

(v) The transfer on sale of an Ordinary Share will be liable to *ad valorem* stamp duty generally at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer rounded up to the nearest 5. The purchaser normally pays the stamp duty.

(vi) An unconditional agreement to sell an Ordinary Share will generally give rise to a liability on the purchaser to SDRT, at the rate of 0.5 per cent. of the amount or value of the consideration for the sale. If a duly stamped transfer in respect of the agreement is produced within six years of the date that the agreement is entered into or (if later) the date that it becomes unconditional, any SDRT paid is repayable generally with interest, and any unpaid SDRT charge is cancelled.

(vii) A transfer of Ordinary Shares (i) to a person (or a nominee or agent for such a person) whose business is or includes issuing depositary receipts within Section 67 or Section 93 Finance Act 1986 or (ii) to a person (or a nominee or agent for such a person) providing a clearance service within Section 70 or Section 96 of the Finance Act 1986, will generally be subject to stamp duty or SDRT at 1.5 per cent. of the amount or value, of the consideration or, in certain circumstances, the value of the Ordinary Shares transferred unless (in the case of a transfer to a clearance service) the clearance service has made an election under Section 97A of the Finance Act 1986 which applies to the Ordinary Shares. Under Section 97A of the Finance Act 1986, clearance services may, provided they meet certain conditions, elect for the 0.5 per cent. rate of stamp duty or SDRT to apply to transfers of securities within such services instead of the 1.5 per cent. rate applying to an issue or transfer of such securities into the clearance service.

(viii) A transfer of depositary receipts will not be subject to UK stamp duty provided that the depositary receipts are not held on a register in the United Kingdom and that any transfer documents are executed and retained outside the United Kingdom.

(ix) Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system unless such transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent.) will arise. Paperless transfers of ordinary shares within CREST will be liable to SDRT rather than stamp duty.

Taxation

Switzerland

(a) Investors resident outside Switzerland

Under current Swiss law, Bondholders resident outside Switzerland and holders of Ordinary Shares (in either case provided they have not engaged in trade or business in Switzerland through a permanent establishment or fixed place of business and are not subject to taxation in Switzerland for any other reason) should not be liable to any Swiss federal, cantonal or municipal income taxes on gains realised on the sale (or foreign exchange gain on redemption) of a Bond on the due exercise of the conversion rights in respect of such Bond or on dividends paid in respect of Ordinary Shares, but it should be noted that the dividends are subject to Swiss withholding tax as outlined in Section (d) below.

(b) Investors resident in Switzerland

(i) Income Tax on Bonds

Subscribing for Bonds should have no Swiss income tax consequences.

Based on current practice, for Swiss federal income tax purposes Bonds held by private Swiss resident investors should be regarded as "non classical instransparent convertible bonds". For individuals resident in Switzerland and holding Bonds for private property, all income derived from the bond (including interest, capital gains and foreign currency gains) will be subject to Swiss federal, cantonal and municipal taxes.

For Swiss resident corporations and individuals holding the Bonds as a business asset all gains or losses (the difference between the fair market value of the Bond at the date of sale and the book value of the bond reflected in the balance sheet) realised upon sale (or foreign exchange gain on redemption) of the Bonds would flow through the profit and loss account, and should therefore be taxable or tax deductible. Any interest payments on the Bonds would be subject to corporate income tax.

(ii) Income Tax on Dividend Distributions

An individual resident in Switzerland and in receipt of dividends on Ordinary Shares and similar distributions (including dividends on liquidation and stock dividends) of the Guarantor will generally be required to include such amounts in his personal income tax return. A Swiss corporate entity that owns at least 20 per cent. of the capital of the Guarantor or Ordinary Shares with a market value of at least CHF2 million may qualify for the participation exemption. Dividends and similar distributions received which qualify for the participation exemption, after certain expense allocations as defined by the applicable legislation, should be tax exempt, but it should be noted that the dividends will be subject to Swiss withholding tax as outlined in Section (d) below.

(iii) Capital Gains on Disposal of Shares

An individual resident in Switzerland and holding Ordinary Shares as part of his private property will generally not be subject to any Swiss federal, cantonal or municipal income taxation on gains realised upon the sale or other disposal of Ordinary Shares. Private gains realised upon a repurchase of Ordinary Shares by the Guarantor or an entity held directly or indirectly by the Gurantor may, however, be re-characterised as taxable income if certain conditions are met. Gains realised on Ordinary Shares held as a business asset of a Swiss resident are included in the taxable income of such person.

Capital gains realised by a Swiss corporation owning at least 20 per cent. of the capital of the Guarantor may be exempt under the participation exemption subject to conditions. Any such corporation should seek its own professional advice on its tax position in respect of its holding of Ordinary Shares.

(c) Securities Issue or Transfer Tax

According to the current practice of the Swiss Federal Tax Administration, there should be no one-time capital, securities transfer or similar taxes imposed by Switzerland in connection with the issue or redemption of the Bonds. Any sale of the Bonds or conversion of the Bonds into Preference Shares will be subject to Swiss Securities Transfer Tax (*"Umsatzabgabe"*) at the rate of 0.3 per cent., half payable for each party involved that does not identify itself as a Swiss securities dealer (being a registered securities dealer within the meaning of the Swiss Stamp Duty Law (*"Stempelabgabengesetz"*), if such sale or conversion is made by or through a Swiss securities dealer and no exception applies. Furthermore, any exchange of Preference Shares for Ordinary Shares will be subject to Swiss Securities Transfer Tax at a current rate of 0.30 per cent., if that exchange is made by or through a Swiss securities dealer and no exception applies. Any subsequent sale of Ordinary Shares will be subject to Swiss Transfer Tax of 0.30 per cent. if the sale is made by or through a Swiss security dealer. In

addition to the Swiss Securities Transfer Tax a transaction being performed by or through a member of the SWX may be subject to a stock exchange duty.

(d) Withholding Tax
According to the current practice of the Swiss Federal Tax Administration, payments in respect of the Bonds by the Issuer should not be subject to Swiss withholding tax.

Dividends paid in respect of the Preference Shares should not be subject to Swiss withholding tax. Dividends paid by the Guarantor to holders of Ordinary Shares will be subject to Swiss withholding tax at the rate of 35 per cent. The withholding tax must be withheld by the Guarantor from the gross dividend distribution and must be paid to the Swiss Federal Tax Administration. The withholding tax on dividends will be fully refundable for a Swiss resident recipient if he is the beneficial owner of the Ordinary Shares at the time of the payment and if he duly reports the gross dividend in his tax return. A recipient of a distribution of a dividend who is not a resident of Switzerland for tax purposes may be entitled to a full or partial refund of withholding tax under the provision of an applicable double tax treaty.

Holders of Ordinary Shares should consult their advisers concerning the reduction or refund of the Swiss withholding tax under an applicable tax treaty.

A recipient of a distribution by the Guarantor who is not a resident of Switzerland for tax purposes and does not hold the Ordinary Shares in connection with the conduct of a trade or business in Switzerland but qualifies as a resident of a country which maintains a bilateral treaty for the avoidance of double taxation with Switzerland may be entitled to a full or partial refund of withholding tax under the provisions of the applicable treaty, as described below in relation to UK resident shareholders. However, such non-resident shareholders should be aware that the rate of recoverable Swiss withholding tax and procedures for claiming treaty refunds (and the time required for obtaining a refund) may differ from country to country and may therefore differ from those described below. Such non-resident holders should consult their own tax advisers regarding the procedures for claiming any refund of the Swiss withholding tax under an applicable tax treaty.

(e) Reclaim procedures for UK resident shareholders
Three copies of Swiss tax form 86, duly completed, with covering vouchers, and signed, must be sent to the Inspector of Taxes in the United Kingdom to whom the claimant makes his income tax return (or the Inspector of Taxes for the district in which the claimant resides, if he has not made such a return) no later than 31 December of the third year following the calendar year in which the dividend became due. Rights to repayment in one calendar year must be claimed in a single claim. Two copies of the form will be sent by the Inspector of Taxes to the Federal Tax Administration of Switzerland, CH-3003 Berne.

The claim must be accompanied by evidence of deduction of Swiss withholding tax. In general, a certificate of deduction, signed bank voucher or credit slip will satisfy this requirement. However, the Swiss administration reserves the right to request further evidence and information.

The claim form may be filed by a representative on behalf of the beneficial owner, provided that the representative is formally authorised by a power of attorney (which must be attached to the form).

UK resident shareholders (other than corporations who control at least 25 per cent. of the voting power of a Swiss corporation) that are eligible for double taxation treaty benefits may reclaim four sevenths of the 35 per cent. withholding tax on dividends, leaving a net Swiss tax cost of 15 per cent.

Aruba
This summary is based on the law as in effect on this date of this Offering Circular and is subject to any change in law that may take effect after such date.

The Issuer has "exempt company" status within the meaning of article 1, section 4 of the Profit Tax Ordinance of Aruba, as amended, for the calendar year ending 31 December 2003. The Issuer is required to pay an annual exempt company charge which is currently US$285 in respect of each subsequent calendar year during which it wishes to continue to have "exempt company" status. The retention of "exempt company" status is conditional upon the use of the Issuer for lawful

purposes, in accordance with public policy and public decency, or with the law and payment of the annual exempt company charge.

As an "exempt company" the Issuer is not liable to Aruba corporate income tax.

Holders of Bonds or Preference Shares (others than residents of Aruba) are not subject to any tax in Aruba in respect of holding, sale or other disposition of Bonds or Preference Shares. Whilst the Issuer maintains its "exempt company" status payments of interest on the Bonds and payments on dividends on Preference Shares may be made by the Issuer without withholding or deduction for or on account of Aruba income tax.

No stamp duties are payable in Aruba on the acquisition, ownership, redemption, sale, exchange or other disposal of Bonds or Preference Shares.

Deutsche Bank AG London and JP Morgan Securities Ltd. (the "Managers") have, pursuant to a subscription agreement dated 2 August 2003 (the "Subscription Agreement"), agreed with the Issuer and the Guarantor, subject to the satisfaction of certain conditions, to subscribe jointly and severally at 100 per cent. of their principal amount the aggregate principal amount of the Bonds.

The Issuer (failing whom, the Guarantor) has agreed to pay to the Managers a combined management, underwriting and selling commission of 1.5 per cent. of such principal amount. In addition, the Issuer (failing whom, the Guarantor) has agreed to reimburse the Managers for certain of their expenses in connection with the issue of the Bonds. The Subscription Agreement entitles the Managers to terminate it in certain circumstances prior to payment being made to the Issuer.

The Guarantor has undertaken in the Subscription Agreement that it will not and will ensure that none of its subsidiaries or affiliates or any holding company will, prior to the expiry of 30 days following the Issue Date without the prior written consent of the Managers, such consent not be unreasonably withheld or delayed (i) directly or indirectly, issue, offer, sell, contract to issue or sell, issue or sell any option or contract to purchase, purchase any option or contract to issue or sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly (or publicly announce any intention of doing so) any Ordinary Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of Ordinary Shares, whether any such swap or transaction described in paragraph (i) or (ii) above is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, except for: (a) the issue by the Guarantor of any Ordinary Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the Subscription Agreement of which the Managers have been advised in writing, details of which are contained in this Offering Circular; (b) the payment of scrip dividends or capitalisation issues associated with dividends; (c) the grant or exercise of options or other rights to acquire Ordinary Shares or rights related to Ordinary Shares under the employees' share and incentive schemes of the Group; and (d) the continued operation of the Equity Capital Management Programme (as described in "General Information – Equity Capital Management Programme").

United States

The Bonds, the Guarantees, the Preference Shares and the Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the Securities Act. Each of the Managers has severally agreed that it will not offer or sell the Bonds, (i) as part of its distribution at any time, and (ii) otherwise until 40 days after the later of the commencement of the offering of the Bonds and the Issue Date, except in accordance with Rule 903 of Regulation S, and it will have sent to each distributor, dealer or person receiving a selling concession or other remuneration to which it sells Bonds during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of Bonds in the United States or to, or for the account of or benefit of, US persons. Terms used in this paragraph have the meanings given to them by Regulation S.

In addition, until 40 days after the commencement of the offering of the Bonds, an offer or sale of Bonds within the United States by a dealer that is not participating in the offering may violate the registration requirements of the Securities Act.

United Kingdom

Each of the Managers has severally represented, warranted and agreed that:

(a) it has not offered or sold and will not offer or sell any Bonds to persons in the United Kingdom prior to admission of the Bonds to listing in accordance with Part VI of the FSMA except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

Aruba

Each of the Managers has severally represented and agreed that no invitation has been or will be made, whether directly or indirectly, to or for the account of any person in or outside Aruba, to subscribe for, purchase or accept any Bonds or to, or for the account of any other person in or outside Aruba, to re-offer or resell, directly or indirectly, the Bonds unless by virtue of an exemption granted by the Central Bank of Aruba.

General

No action has been taken in any jurisdiction by the Issuer or the Guarantor or the Managers that would or is intended to permit a public offering of the Bonds in any jurisdiction where action for that purpose is required.

Each of the Managers has severally undertaken that it will not, directly or indirectly, offer or sell any Bonds or distribute or publish this Offering Circular or any other offering material or advertisements in connection with the offer and sale of the Bonds be distributed in any jurisdiction except under circumstances that will, to the best knowledge and belief of the Managers, result in compliance with the applicable rules and regulations of such jurisdictions. Persons into whose possession this Offering Circular comes are advised to inform themselves about and to observe any restrictions relating to the offering, sale, purchase or delivery of the Bonds or the possession or the distribution of this Offering Circular or any other offering material relating to the Bonds, in all cases at their own expense. This Offering Circular does not constitute an offer to purchase or a solicitation of any offer to sell any of the Bonds in any jurisdiction in which such an offer or solicitation is unlawful.

1. Responsibility

The Issuer and the Guarantor accept responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of each of the Issuer and the Guarantor (each of which has taken all reasonable care to ensure that such is the case), the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the Listing Rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

2. Listing

The admission of the Bonds to the Official List will be expressed in US dollars as a percentage of their principal amount (excluding accrued interest). Transactions will normally be effected for settlement in US dollars and, under current practice, for delivery on the third business day after the date of the transaction. It is expected that admission of the Bonds to the Official List and trading on the London Stock Exchange's market for listed securities will be granted on or about 15 August 2003 subject only to the issue of the Global Bond. Prior to official listing and admission to trading, dealings in the Bonds will be permitted by the London Stock Exchange in accordance with its rules.

3. Number of Employees

The average numbers of persons employed by the Group including Executive Directors and excluding employees of associates in the following main categories of activity in each period ended as set out below, were as follows:

	31 December 2002	31 December 2001	31 December 2000
Coal Business	6,611	—	147
Copper Business	—	—	—
Zinc Business	1,219	1,264	—
Alloys Business			
Chrome Operations	2,789	3,304	3,116
Vanadium Operations	713	707	641
Other Businesses	50	51	81
Corporate/unallocated	27	14	15
Total	11,409	5,340	4,000

4. Incorporation and Principal Objects

4.1 The Guarantor was incorporated and registered in England and Wales on 31 December 2001 under the name of Glassdesk Limited with registered number 4345939 as a private company with limited liability under the Act. By a written resolution passed on 9 February 2002, the Guarantor resolved to change its name to Xstrata Limited. The change of name became effective on 18 February 2002. On 20 February 2002 the Guarantor re-registered as a public limited company under the Companies Act. The principal legislation under which the Guarantor operates is the Companies Act. The liability of the Guarantor's members is limited.

4.2 The registered office of the Guarantor is 4th Floor, Panton House, 25/27 Haymarket, London SW1Y 4EN.

4.3 The head office of the Guarantor is at Bahnhofstrasse 2, CH-6301 Zug, Switzerland which is also the business address of the Directors.

4.4 The principal objects of the Guarantor are, among other things, to carry on the business of a holding company and to carry on any trade or business which can, in the opinion of the Board, be advantageously carried on in connection with or ancillary to any business of the Guarantor and to all such other things as may be deemed incidental or conducive to the attainment of the Guarantor's objects or any of them. The objects of the Guarantor are set out in full in Clause 4 of the memorandum of association of the Guarantor, which is available for inspection at the address specified in paragraph 19 below.

5. Share Capital and Changes in the Issued Share Capital

5.1 The authorised and issued ordinary share capital[(1)] of the Guarantor as at the date of this Offering Circular is:

	Authorised		Issued and fully paid	
	Number	Amount	Number	Amount
Ordinary Shares of US$0.50 each	875,000,000	US$437,500,000	631,502,500	US$315,751,250

[(1)]*In addition to the ordinary share capital, the Guarantor has 50,000 authorised and issued deferred shares of £1 each and 1 authorised and issued special voting share of US$0.50.*

5.2 The Guarantor was incorporated with an authorised share capital of £1,000 divided into 1,000 shares of £1 each. Since incorporation, the following alterations to the Guarantor's authorised share capital have occurred:

(a) By a written resolution passed on 19 February 2002, the authorised share capital was increased to £50,000.

(b) By a special resolution passed on 19 March 2002, the 50,000 ordinary shares of £1 each were redesignated as 50,000 deferred shares of £1 each, and the authorised share capital was increased to US$175,000,000.50 and £50,000 by the creation of 350,000,000 ordinary shares of US$0.50 each and one special voting share of US$0.50.

(c) By an ordinary resolution passed on 8 May 2003, the ordinary authorised share capital was increased from US$175,000,000 to US$437,500,000 by the creation of an additional 525,000,000 ordinary shares of US$0.50 each.

5.3 By an ordinary resolution passed on 8 May 2003, the authority conferred on the Directors by article 14 of the Articles to allot relevant securities was renewed for a five year period and for that period the Directors were authorised to allot relevant securities to an aggregate amount of (i) US$189,450,750 in connection with the Rights Issue, and (ii) otherwise than in connection with the Rights Issue, US$104,197,912.50.

5.4 By a special resolution passed on 8 May 2003, the authority conferred on the Directors by article 15 of the Articles to allot equity securities as if section 89(1) of the Companies Act did not apply was renewed for a five year period and for that period the section 89 amount is US$15,787,562.50.

5.5 As at 8 August 2003, being the latest practicable date prior to the publication of this document, the following options to acquire Ordinary Shares have been granted to Directors and employees for no consideration under the following Xstrata Share Schemes:

Scheme	Existing number of Ordinary Shares under option (as at 8 August 2003)	Exercise Price	Exercisable between
Xstrata LTIP[(1)]	690,501	£6.23	May 2005 – May 2012
	33,279	£6.44	May 2005 – May 2012
	22,620	£6.30	May 2005 – May 2012
Xstrata AG Management and Employee Share Incentive Scheme	974,168	CHF14.98	Jan 2004 – Jan 2007
	511,589	CHF28.64	Jan 2003 – Jan 2006
	690,287	CHF22.28	Jan 2002 – Jan 2005
	251,534	CHF12.86	Sep 2000 – Sep 2003
Xstrata AG Directors' Incentive Scheme	24,128	CH12.07	Mar 2001 – Jan 2004
	19,830	CH22.28	Feb 2002 – Jan 2005
	120,082	CH14.98	Feb 2004 – Jan 2007
Service Contract Arrangements[(2)]	1,779,440	By reference to market price of Ordinary Shares[(2)]	Dec 2004 – Jan 2014

[(1)]The Xstrata LTIP has two elements: a free contingent award of Ordinary Shares that vests after three years, subject to the satisfaction of the performance criteria determined at the time of the grant and a share option to acquire Ordinary Shares at a specified exercise price after the third anniversary of the grant. No consideration is payable for the Ordinary Shares on the grant or vesting of the LTIP award. In addition to the share options granted under the Xstrata LTIP, 62,511 Ordinary Shares have been awarded under the Xstrata LTIP. These vest between May 2005 and May 2012.
[(2)]See discussion below at paragraph 13.5 of "General Information" on the options granted to Michael Davis and Trevor Reid under the terms of their service agreements.

Since 8 August 2003, there has been no material change in the number of options to acquire Ordinary Shares as set out in the above table.

5.6 Save as disclosed herein, during the three years immediately preceding the date of this Offering Circular, there has been no issue of share capital of the Guarantor or of any of its Subsidiaries (other than intra-group issues of wholly owned Subsidiaries) and, save as disclosed herein, no material issue of share capital of the Guarantor or of any of its Subsidiaries (other than intra-group issues of wholly owned Subsidiaries) is proposed.

6. Accounting Reference Date

The accounting reference date of the Issuer and of the Guarantor is 31 December.

7. Memorandum and Articles of Association of the Guarantor

7.1 The Articles have been drafted so that certain rights that are inalienable under Swiss law and that holders of Xstrata AG Shares enjoyed prior to the Xstrata IPO are preserved in the company subject to the following arrangements. Under English law the Articles can always be amended by a special resolution (requiring a 75 per cent. majority of those present and voting, in person or by proxy). Consequently, a special voting share has been created which carries weighted voting rights sufficient to defeat any resolution which would amend certain of the Articles ("Entrenched Rights Actions"). The holder of the special voting share, The Law Debenture Trust Corporation p.l.c. (the "trustee company"), has agreed under a voting deed with Xstrata (the "Voting Deed"), to exercise its votes to vote against (and so defeat) any resolution to amend or remove an Entrenched Rights Action except in limited circumstances as described in paragraph 7.3 below. This structure has the effect of entrenching certain rights into the Articles. These rights include the following:

- the right not to have changes made to the Articles which would cause a member to cease to be a member or take away a member's rights to speak and vote at general meetings, to be paid a dividend if one is declared and to receive liquidation proceeds on a winding up;
- the right of shareholders to requisition a general meeting (if they hold Ordinary Shares whose nominal value is equivalent to CHF1 million or more) at their expense;
- the right to at least 20 clear days' notice of all extraordinary general meetings not requiring the passing of a special resolution;
- the right to have satellite general meetings in Switzerland where the general meeting is not held in Switzerland;
- the right of members to appoint directors and alternate directors;
- the right not to have membership withdrawn as a result of fractions arising due to consolidation or sub-division of share capital;
- the deemed inclusion in a proxy appointment of the right to demand a poll and the conferring of the right to speak at a meeting;
- the restriction on the right to inspect records;
- the right to a special examination of the transactions and other matters affecting shareholder rights; and
- a provision requiring the publication of notices relating to Xstrata in the Swiss Commercial Gazette and at least one newspaper having a circulation in Switzerland.

7.2 The Articles include provisions to the following effect:

(a) *Share rights*

(i) Subject to the provisions of the Companies Acts (as defined in the Articles) and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as Xstrata may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine.

(ii) Subject to the Articles and to the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, the Board may issue any shares which are to be redeemed, or which at the option of Xstrata or the holder are liable to be redeemed. All unissued shares of Xstrata (whether forming part of the original or any increased capital) are at the disposal of the Board.

(b) *Voting rights*

(i) Subject to the rights and restrictions attached to any class of shares:

(A) on a show of hands, every member present in person or by proxy has one vote (save that neither the holder of the special voting share nor any holder of deferred share(s) shall be entitled to vote) and a proxy appointed by a member on behalf of such member's shareholding shall also have one vote;

(B) on a poll:

(I) every member present in person or by proxy (except the holder of the special voting share and any holder of the deferred shares) shall have:

(a) one vote for each fully paid share held by him; and

(b) for each partly-paid share, such proportion of the votes attached to a fully paid share as would mean that such proportion is the same as the proportion that the amount paid up on the total issue price of that share bears to the total issue price of the share;

(II) the holder of the special voting share shall, on an Entrenched Rights Action, have enough votes to defeat the resolution but, on all other decisions, shall have no votes; and

(III) the holders of the deferred shares shall not be entitled to vote.

(ii) Unless the Board determines otherwise, a member who has been served with a direction notice after failure (whether by such member or any other person appearing to be interested in such member's shares) to provide Xstrata with information concerning interests in those shares required to be provided under the Companies Act, shall (for so long as the information is not supplied and for up to 14 days thereafter) not be entitled to attend or vote either personally or by proxy in respect of the shares in relation to which the information has not been supplied.

(c) *Dividends and other distributions*

(i) Subject to the provisions of the Companies Acts, Xstrata may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board. The dividend shall be paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid on a share in advance of the date on which a call is payable shall be treated for these purposes as paid on the share. The special voting share and the deferred shares shall not carry the right to receive a dividend.

(ii) Subject to the provisions of the Companies Acts, the Board may pay interim dividends if it appears to the Board that they are justified by the profits of Xstrata available for distribution.

(iii) The Board may also pay at intervals determined by it any dividend at a fixed rate if it appears to the Board that the profits available for distribution justify the payment. If the Board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

(iv) No dividend or other moneys payable in respect of a share shall bear interest against Xstrata unless otherwise provided by the rights attached to the share.

(v) The Board may withhold payment from a member of any dividend in respect of shares in Xstrata if those shares represent at least a 0.25 per cent. interest in the shares of their class and, in respect of those shares, such member has been served with a direction notice after failure (whether by such member or any other person appearing to be interested in such member's shares) to provide Xstrata with information concerning interests in those shares required to be provided under the Companies Act.

(vi) Except as otherwise provided by the rights attached to shares, all dividends will be declared and paid proportionately to the amounts paid-up on the shares during any portion of the period in respect of which the dividend is paid.

(vii) The Board may, if authorised by an ordinary resolution of Xstrata, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash in respect of the whole (or some part, to be determined by the Board) of any dividend.

(viii) Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by Xstrata.

(ix) Except as provided by the rights and restrictions attached to any class of shares (as to which see paragraph (e) below), the holders of Xstrata's shares will under general law be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of an extraordinary resolution of Xstrata and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of Xstrata and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

(d) *Variation of rights*

Except as set out in paragraphs 7.1 and 7.3 in the case of an Entrenched Rights Action and subject to the provisions of the Companies Acts, rights attached to any class of share may be varied or abrogated in such manner (if any) as may be provided by those rights, or in the absence of any provision, either with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class.

(e) *Rights of holders of deferred shares*

The holders of deferred shares shall not have the right to receive notice of any general meeting of Xstrata nor the right to attend, speak or vote at any such general meeting. The deferred shares have no rights to dividends and, on a winding-up or other return of capital entitle the holder only to the payment of the amounts paid on such shares after repayment to the holders of the Ordinary Shares of the nominal amount paid up on the Ordinary Shares, the payment of the nominal amount paid up on the special voting share and the payment of £100,000 per Ordinary Share. Xstrata has irrevocable authority at any time to appoint any person to execute on behalf of the holders of any deferred shares an instrument of transfer of and/or an agreement to transfer the deferred shares to such persons as Xstrata may determine as custodian of the deferred shares or to purchase or cancel the deferred shares in accordance with the provisions of the Companies Act in any such case for not more than £1 for each share being transferred, purchased or cancelled to be paid to the registered relevant holder of the deferred shares without obtaining the sanction of the holder or holders of the deferred shares, and pending such transfer, purchase or cancellation, to retain the certificate for such deferred shares. Xstrata may, at its option, redeem all of the deferred shares in issue at any time (but subject to the minimum capital requirement of the Companies Act) at a price not exceeding £1 for each share redeemed at any one time to be paid to the relevant registered holders of the deferred shares upon giving the holders of the deferred shares not less than 28 days' previous notice in writing of its intention to do so, fixing a time and place for the redemption.

(f) *Transfer of shares*

(i) A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

(ii) The Board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not a fully paid share, provided that the refusal does not prevent dealings in shares of that class in Xstrata from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(A) is lodged, duly stamped (if stampable), with Xstrata and (except where the share is registered in the name of a recognised person (as defined in the Articles) and no certificate shall have been issued in respect of the share) is accompanied by the relevant share certificate and such other evidence of the right of the transferor to transfer as the Board may reasonably require;

(B) is in respect of one class of share only; and

(C) is in favour of not more than four transferees.

(iii) The Board may refuse to register a transfer of shares in Xstrata by a member if those shares represent at least a 0.25 per cent. interest in the shares of their class and in respect of those shares, such member has been served with a direction notice after failure (whether by such member or any other person appearing to be interested in such member's shares) to provide Xstrata with information concerning interests in those shares required to be provided under the Companies Act, unless (i) the transfer is an approved transfer (as defined in the Articles), (ii) the relevant member is not himself in default as regards supplying the information requested and certifies that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer, or (iii) the transfer of the shares is required to be registered by the CREST Regulations.

(iv) Notice of refusal to register a transfer must be sent to the transferee within two months after the date on which the instrument of transfer was lodged with Xstrata.

(v) No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

(vi) The Board shall decline to register any transfer of the special voting share except where permitted in accordance with the Voting Deed in place between Xstrata and the holder of the special voting share. The Voting Deed is described in paragraph 7.3 below.

(vii) Save as provided in Articles 44–52 or as required by the Companies Act or other applicable law, Xstrata shall not impose restrictions on the transfer of shares.

(g) *Alteration of share capital*
Xstrata may from time to time by ordinary resolution increase, consolidate and divide or, subject to the Companies Acts, subdivide its share capital. Xstrata may by ordinary resolution also cancel any shares which have not, at the date of the resolution, been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any class of shares, Xstrata may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

(h) *Special Voting Share*
The special voting share does not carry a right to receive dividends, has rights to vote in certain limited circumstances and carries a right to no more than the amount of paid up nominal capital on such a share in the event of liquidation. The special voting share carries enough votes to defeat any resolution in relation to an action by Xstrata which is an Entrenched Rights Action. The special voting share will, subject to the Act and Article 6, be redeemable by Xstrata on termination of the Voting Deed.

(i) *Entrenched Rights Action*
If Xstrata proposes to take an Entrenched Rights Action, such action shall require, approval by a special resolution passed at a general meeting. The holders of the Ordinary Shares and the holder of the special voting share are entitled to vote as a single class on a poll. On such a resolution, the holder of the special voting share shall have sufficient votes to defeat the resolution. Entrenched Rights Actions are described in paragraph 7.1 above.

(j) *Share Control Limits*
Whilst the City Code does not apply to Xstrata, a person must not:

(i) whether by himself, or with persons determined by the Board to be acting in concert with him, acquire shares which, taken together with shares held or acquired by persons determined by the Board to be acting in concert with him, carry 30 per cent. or more of the voting rights attributable to Ordinary Shares; or

(ii) whilst he, together with persons determined by the Board to be acting in concert with him, holds not less than 30 per cent. but not more than 50 per cent. of the voting rights attributable to Ordinary Shares, acquire, whether by himself or with persons determined by the Board to be acting in concert with him, additional shares which, taken together with shares held by persons determined by the Board to be acting in concert with him, increases his voting rights attributable to Ordinary Shares,

(each, a "Limit") unless (i) the Board consents to the acquisition, or (ii) the acquisition is made in circumstances in which the City Code, if it applied to Xstrata, would require an offer to be made as a consequence and such offer is made in accordance with Rule 9 of the City Code as if it so applied or (iii) if the acquisition arises from repayment of a stock borrowing arrangement (on arm's length commercial terms) (each, a "Permitted Acquisition").

Where a person breaches any Limit, except as a Permitted Acquisition, that person is in breach of the Articles and the Board may, among other things:

(a) determine that certain voting rights attached to shares held by such persons as the Board may determine to be held in breach of the Articles (the "Excess Shares") are from a particular time incapable of being exercised for a definite or indefinite period;

(b) determine that some or all of the Excess Shares must be sold; and

(c) determine that some or all of the Excess Shares will not carry any right to dividends or other distributions from a particular time for a definite or indefinite period.

The Board has full authority to determine the application of such share control limits including as to the deemed application of Rule 9 of the City Code. Such authority shall include all discretion vested in the Panel on Takeovers and Mergers as if Rule 9 of the City Code applied.

In connection with the capital management programme (the "Arrangement") entered into by Glencore International, CSFB Equities and CSFB (Europe) (see "Investment Considerations – Market considerations – Major shareholder"), the Board has consented, for the purposes of the above mentioned share control limits, to (a) CSFB acquiring Ordinary Shares pursuant to the Arrangement, (b) disregard CSFB's interest in any Ordinary Shares pledged to CSFB in connection with the Arrangement for the purposes of CSFB's usual share dealing and other activities, (c) any other acquisition of Ordinary Shares by either Glencore or CSFB outside the Arrangement not being treated as a breach by the non-acquiring party of such restrictions by reason of the Arrangement, and (d) Glencore International's acquisition of Ordinary Shares on termination of, or otherwise in connection with, the Arrangement (should Glencore International and CSFB so agree).

7.3 The Voting Deed provides that the trustee company will vote against any Entrenched Rights Action unless:

(a) in the opinion of counsel such resolutions can be passed without derogating in any material respect from the rights which the former Xstrata AG shareholders would enjoy if the shares in Xstrata were shares in a company incorporated in Switzerland; or

(b) in the opinion of counsel such resolutions would be permitted in relation to a merger between a Swiss corporation (*Aktiengesellschaft*) and an English public limited company (*plc*) under Swiss law and practice then in force and applicable, were the merger to take place at the time of the proposed resolutions; or

(c) Xstrata has certified to the trustee company that after having invited all shareholders to object, no shareholder has objected to the adoption of the resolution or has voted against it.

The Voting Deed is terminable and may be amended under certain limited circumstances including in circumstances broadly comparable to those mentioned in paragraphs 7.3 (a) and (b) above.

8. Dividends Per Ordinary Share

The dividend record of the Guarantor since incorporation is as follows:

Year ended 31 December	Total Net Dividends per Ordinary Share (US$)
2001	–
2002	0.20

9. Principal establishments

At the date of this Offering Circular, the principal establishments occupied by the Group, being those which account for more than 10 per cent. of net turnover or production, are as follows:

Name	Tenure	Approximate area (square feet)
Asturias Industrial Zone One, San Juan de Nieva, "Castrillon", Spain	Freehold	6.0 million

10. Principal Subsidiary and Associated Undertakings

The following table shows the principal subsidiaries of Xstrata being those that Xstrata, following the acquisition of MIM, considers are likely to have a significant effect on the assessment of Xstrata's assets and liabilities, financial position or profits or losses.

Name and address	*Country of incorporation and registered number*	*Nature of business*	*Interest in share capital*
Xstrata (Schweiz) AG Bahnhofstrasse 2 P.O.Box 102 6301 Zug Switzerland	Switzerland – CH-170.3.025.302-8	Holding company	100%
Xstrata Capital Corporation A.V.V. Palmbeach 522 Noord Aruba	13174.0	Finance company	100%
Xstrata South Africa (Proprietary) Limited 44 Vanadium Street Rustenburg South Africa	South Africa – 1997/017998/07	Alloys and Coal – mining and processing	100%
Xstrata Zinc BV De Boelelaan Officia 1 1083 HJ Amsterdam The Netherlands	The Netherlands – 34143409	Holding company Zinc and Coal	100%
Asturiana de Zinc, SA Asturias Industrial Zone One San Juan de Nieva "Castrillon" Spain	Spain – B 82689753	Zinc processing	99.989%
Asturiana Xstrata Zink Holdings GmbH Karl-Wiechert-Alle 4 30625 Hannover Germany	Germany HRB 60645	Holding Company	100%

Name and address	Country of incorporation and registered number	Nature of business	Interest in share capital
Richards Bay Coal Terminal Company Limited South Dunes Richards Bay Harbour PO Box 56 Richards Bay, 3900 South Africa	South Africa – 1973/014256/06	Coal Terminal	20.91%
Duiker Marketing AG Bahnhofstrasse 2 P.O.Box 102 6301 Zug Switzerland	Switzerland – CH-170.3.024.285-1	Coal Trading	100%
Xstrata Coal Holdings Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 101 355 864	Coal Holding	100%
AZSA Holdings Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 082 714 770	Coal Holding	100%
Xstrata Coal Investments Australia Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 082 271 912	Coal Holding	100%
Xstrata Coal Australia Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 082 271 930	Coal Holding	100%
Oceanic Coal Australia Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 003 856 782	Coal Mining	100%
Hunter Valley Coal Corporation Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 003 827 361	Coal Mining	100%

Name and address	Country of incorporation and registered number	Nature of business	Interest in share capital
Enex Oakbridge Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 097 590 479	Coal Mining	100%
Jonsha Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 095 433 935	Coal Mining	100%
Oakbridge Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 000 230 419	Coal Mining	78%
Saxonvale Coal Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 003 526 467	Coal Mining	100%
The Newcastle Wallsend Coal Co Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 000 245 901	Coal Mining	100%
Abelshore Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 068 703 542	Coal Mining	100%
Cumnock Coal Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 051 493 602	Coal Mining	84%
Enex Liddell Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 003 383 275	Coal Mining	100%

Name and address	Country of incorporation and registered number	Nature of business	Interest in share capital
Ravensworth Operations Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 098 937 761	Coal Mining	100%
Ulan Coal Mines Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 000 189 248	Coal Mining	90%
The Wallerawang Collieries Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 000 001 436	Coal Mining	63.2%
Cook Resources Mining Pty Limited Level 14 140 Sussex Street Sydney NSW Australia	Australia – ACN 064 092 191	Coal Mining	50%
Xstrata Queensland Limited Level 3 West Tower 410 Ann Street Brisbane Queensland 4000 Australia	Australia – ABN 69 009 814 019	Holding Company	100%
Carpentaria Gold Pty Limited Level 3 West Tower 410 Ann Street Brisbane Queensland 4000 Australia	Australia – ABN 47 010 706 966	Gold Mining	100%
Ernest Henry Mining Pty Limited Level 3 West Tower 410 Ann Street Brisbane Queensland 4000 Australia	Australia – ABN 18 008 495 574	Copper Mining	99.995%
Xstrata Coal Queensland Pty Limited Level 34 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ABN 69 098 156 702	Coal Mining	100%

Name and address	Country of incorporation and registered number	Nature of business	Interest in share capital
Mount Isa Mines Limited Level 3 West Tower 410 Ann Street Brisbane Queensland 4000 Australia	Australia – ABN 87 009 661 447	Copper, Zinc-Lead-Silver Mining	100%
Mount Isa Finance N.V. De Ruyterkade 62, Curaçao Netherlands Antilles	Netherlands Antilles – 5815	Finance company	100%
Minera Alumbrera Limited 11 Old Parham Road St John Antigua	Antigua – 1657	Copper Mining	50%
Mount Isa Holdings (UK) Limited Botany Road Northfleet Kent DA11 9BG UK	England and Wales – 1953498	Holding company	100%
Britannia Refined Metals Limited Botany Road Northfleet Kent DA11 9BG UK	England and Wales – 252 455	Metal Refining company	100%
Xstrata Holdings Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 104 160 689	Holding company	100%
Xstrata Finance Pty Limited Level 34 Gateway 1 Macquarie Place Sydney NSW 2000 Australia	Australia – ACN 104 160 714	Finance company	100%

11. Directors' and Other Interests

11.1 The Directors and their functions are set out in "Description of the Xstrata Group – Directors".

11.2 As at the date of this Offering Circular the interests of the Directors and their immediate families (all of which are beneficial unless otherwise stated) in Xstrata's issued share capital which:

(a) are required to be notified by each Director pursuant to section 324 or section 328 of the Companies Act;

(b) are required pursuant to section 325 of the Companies Act to be entered into the register referred to therein; or

(c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a Director, be required to be disclosed under paragraph (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, will be as follows:

	Number of Ordinary Shares beneficially held	Percentage of issued share capital beneficially held
Willy Strothotte	0	0
Michael Davis	146,380	0.02
Trevor Reid	40,450	0.006
Santiago Zaldumbide	101,176	0.02
Ivan Glasenberg	0	0
Paul Hazen	357,320	0.06
David Issroff	0	0
Robert MacDonnell	595,920	0.09
Sir Steve Robson	0	0
David Rough	14,576	0.002
Dr Frederik Roux	0	0
Ian Strachan	6,500	0.001

11.3 The interests of the Directors together represent approximately 0.20 per cent. of Xstrata's issued share capital as at 8 August 2003 (being the latest practicable date prior to the publication of this Offering Circular).

11.4 Save as disclosed above, none of the Directors has any interest in Xstrata's share or loan capital nor does any connected person (within the meaning of section 346 of the Companies Act).

11.5 There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any of the Directors.

11.6 As at 8 August 2003 (being the latest practicable date prior to the publication of this Offering Circular) Xstrata had been notified of, or was otherwise aware of, the following persons (not being a Director of Xstrata) who were directly or indirectly, interested in 3 per cent. or more of Xstrata's ordinary share capital, and the amount of such person's interest will be as follows:

	Percentage of issued share capital
Glencore International[(1)]	40.04
CSFB Equities[(1)]	40.04
CSFB (Europe)[(1)]	40.04
The Capital Group	13.127
Standard Life Investments Ltd	3.034

[(1)]Pursuant to a capital management programme entered into by Glencore International, CSFB Equities and CSFB (Europe) in connection with Xstrata's acquisition of MIM and the associated rights issue, Glencore International, CSFB Equities and CSFB (Europe) are jointly interested in 252,868,007 Ordinary Shares, representing 40.04 per cent. of the issued ordinary share capital of the Guarantor. In addition to the interests arising as a result of CSFB Equities and CSFB (Europe) entering into the Arrangement, Credit Suisse Group has an interest in a further 3,512,088 Ordinary Shares, representing approximately 0.56 per cent. of the issued outstanding Ordinary Shares of Xstrata.

11.7 Save as set out in paragraph 10.6 above, Xstrata is not aware of any person who, immediately following the issue of the Bonds, will be interested, directly or indirectly, in 3 per cent. or more of Xstrata's issued share capital.

11.8 Save as set out in paragraph 10.6 above, Xstrata is not aware of any person who, immediately following the issue of the Bonds, will exercise, or could exercise, directly or indirectly, jointly or severally, control over Xstrata.

11.9 Save as disclosed on pages F-165–6, no director of the Issuer has any interest in transactions which are or were unusual in their nature or conditions, or significant to the business of the Group, which were effected by the Issuer during the current or the preceding financial year or during any earlier financial year and which are in any respect outstanding or unperformed.

12. Directors' Remuneration

In the year ended 31 December 2002, the total aggregate remuneration paid and benefits in kind granted (under any description whatsoever) to the Directors by members of the Group was US$5,431,232.

13. Details of Share Schemes

13.1 *The Xstrata LTIP*

(a) The Xstrata LTIP has two elements:

(i) a long term incentive plan award, which is a free contingent award of Ordinary Shares that will vest after three years, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied; and

(ii) a share option to acquire Ordinary Shares at a specified exercise price after the third anniversary of grant, to the extent that performance conditions have been satisfied.

LTIP awards may be granted in different forms to suit local regulatory and tax requirements, provided that the economic effect is the same. In countries where an award involving real shares is not appropriate or feasible for legal, regulatory or tax reasons, a phantom version of both elements of the Xstrata LTIP will be operated. This will deliver a cash payment equal to the net benefit a participant would have derived from the vesting or exercise of a share based LTIP award or option.

(b) The remuneration committee may grant awards under the Xstrata LTIP at its discretion at any time during the period of 42 days following admission and thereafter within 42 days after the announcement by Xstrata of its results for any period or within 42 days of any day on which the remuneration committee considers that exceptional circumstances exist which justify a grant. No payment is required for the grant of a LTIP award or option.

(c) Executive Directors and employees of Xstrata and its subsidiaries are eligible to participate at the discretion of the remuneration committee and selection will be based on agreed criteria, such as, for example, individual performance, role, skills and potential.

(d) Options and LTIP awards may be granted over newly issued or existing Ordinary Shares. Any existing Ordinary Shares may be acquired and held by the Xstrata Employee Share Ownership Trust established to benefit employees and former employees of the Group. To the extent that new Ordinary Shares are to be issued to satisfy awards granted under the Xstrata LTIP, the aggregate number that may be capable of issue on exercise or vesting of such rights under the Xstrata LTIP, when added to the number of Ordinary Shares issued or issuable pursuant to subsisting rights to subscribe for Ordinary Shares granted in the preceding ten years under any other discretionary employees' share scheme of Xstrata shall not, on the date of grant, exceed 5 per cent. of Xstrata's issued share capital. The options and awards granted at the time of the Xstrata Merger to replace options granted under the Xstrata AG Share Schemes are ignored in determining these limits.

(e) No consideration will be payable on the grant or vesting of an LTIP award. On exercise of an option, a participant is required to pay an exercise price which will not be less than the market value of an Ordinary Share on the date of grant or, if greater, and in the case of an option to subscribe for shares, the nominal value of an Ordinary Share. Market value is based upon the average closing middle-market quotation of an Ordinary Share on the London Stock Exchange on the seven dealing days which immediately precede the date of grant.

(f) The aggregate value of options and LTIP awards made to an individual under the Xstrata LTIP in any one year may not exceed an amount equal to two times base salary (other than in very exceptional circumstances where the limit may not exceed four times base salary).

(g) LTIP awards and options will normally vest or be capable of exercise at the end of a three year performance period providing the employee has remained in employment with the Group. The number of Ordinary Shares that may be acquired will depend on the extent to which performance targets set by the remuneration committee at the time of grant have been satisfied. Options will remain exercisable for a maximum of seven years or such shorter period as the remuneration committee may specify (after which they will lapse). Performance targets are not capable of being retested at the end of the performance period, so that any proportion of a LTIP award or option which does not vest after three years will lapse.

(h) Early vesting and exercise of options and LTIP awards will be permitted where the participant leaves employment in certain circumstances being death, ill health or disability and the sale of a business or company in which the participant is employed. Where participants leave employment for any other reason, vested options and LTIP awards will remain exercisable for a period of one year, after which they shall lapse; unvested options and LTIP awards shall lapse immediately unless the remuneration committee determines otherwise, in which case they shall vest to the extent to which the performance targets have been met.

(i) If there is a change of control or any amalgamation or reconstruction or winding up of Xstrata, options and LTIP awards will automatically vest in full or (in certain circumstances) may be exchanged for equivalent options or LTIP awards over shares in the acquiring company.

(j) LTIP awards and options are not pensionable nor are they transferable except as determined by the remuneration committee and on such terms and to such persons (or categories of person) as they shall specify. Such transfers will normally only be permitted where there will be no immediate realisation of economic benefit by means of a sale to an unconnected third party. In all other cases, awards may only be realised by persons to whom they are granted (or, in the case of death, by their personal representatives). Ordinary Shares allotted or transferred under the Xstrata LTIP will rank equally with Ordinary Shares then in issue except in respect of entitlements arising prior to the date of exercise or vesting (save that dividends or dividend equivalents may be payable prior to vesting at the discretion of the remuneration committee).

(k) The numbers of Ordinary Shares subject to options and LTIP awards and the price (if any) payable on their exercise may be adjusted if there is a variation of Xstrata's share capital such as a capitalisation issue, sub-division, consolidation or reduction of the share capital.

(l) The Board may amend the Xstrata LTIP, but any alterations to the provisions relating to eligibility, equity dilution, individual participation limits and the adjustments that may be made following a variation of the share capital cannot be altered to the advantage of actual or potential participants without the prior approval of Shareholders in general meeting (except for minor amendments to benefit the administration of the Xstrata LTIP, to take account of a change in legislation or developments in law affecting the Xstrata LTIP or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Xstrata LTIP or for any member of the Group). No amendment may operate to affect adversely any right already acquired by a participant without their prior consent. The Board has power to create sub-plans to the Xstrata LTIP to accommodate local variations in tax or regulatory treatment but such sub-plans must fall within the overall objectives and spirit of the Xstrata LTIP.

(m) The Xstrata LTIP will terminate on the tenth anniversary of the date of Admission when no further awards will be granted, or such earlier time as the remuneration committee may consider appropriate, but the rights of existing participants will not thereby be affected.

13.2 *The Xstrata AG Share Schemes*

The Xstrata AG Share Schemes comprised the Xstrata AG management and employee share incentive scheme (the "Management Scheme"), the Xstrata AG directors' option scheme (the "Old Directors' Option Scheme") and the Xstrata AG directors' incentive scheme (the "New Directors' Scheme"). Awards and options subsisting under these schemes were converted into equivalent rights over Ordinary Shares and the Management Scheme and New Directors' Scheme were renamed Xstrata Group Management and Employee Share Incentive Scheme and Xstrata Directors' Incentive Scheme respectively upon the Xstrata Merger becoming effective.

13.3 *Xstrata AG Management and Employee Share Incentive Scheme*

(a) The Management Scheme which was established in 1998 consists of two elements:

(i) Xstrata AG Shares purchased by employees at a price equal to market value, which are restricted from dealings for a period of two years at the end of which period the participant may call for delivery of the Xstrata AG Shares; and

(ii) share options to acquire Xstrata AG Shares at an exercise price fixed at the date of grant which are granted to employees in proportion to the number of restricted Xstrata AG Shares purchased by them. A participant may request the payment of a cash sum equivalent to the net gain he would have received had he exercised the option and acquired Xstrata AG Shares on the exercise.

(b) If a participant ceases employment with the Group for any reason, he will remain entitled to exercise all of his vested options and a proportion of his unvested options (pro rated according to the proportion which the period since the date of grant bears to the two year vesting period) in accordance with the terms of the Management Scheme (except where cessation is by reason of gross negligence or misconduct when all unvested options will lapse). A participant's restricted Ordinary Shares will automatically vest and be released to him within five days of such cessation.

(c) If a participant ceases to be employed by the Group by reason either of his employing company ceasing to be under the control of Xstrata or the business in which he is working is transferred out of the Group, all his options will automatically vest and become immediately exercisable and will remain exercisable for three years from vesting. A participant's restricted Ordinary Shares will automatically vest and be released to him.

(d) In the case of a takeover, reconstruction, amalgamation or winding up of Xstrata , or a public offer (whether conditional or not) to acquire all the Ordinary Shares of Xstrata, all of a participant's options will automatically vest and become immediately exercisable and will remain exercisable for three years from vesting. All restricted Ordinary Shares will automatically vest and be released to participants.

(e) The numbers of Ordinary Shares subject to options and the price payable on their exercise may be adjusted if there is a variation of Xstrata's share capital such as a capitalisation issue, sub-division, consolidation or reduction of share capital or a merger, or other similar transaction involving Xstrata.

(f) Loans have been made to a number of participants in the Management Scheme to enable them to meet tax liabilities arising on the grant of their options. These loans are repayable to the extent that the associated options are exercised (or if options lapse on a participant ceasing to be in employment due to gross negligence or misconduct).

13.4 *Xstrata AG Directors' Incentive Scheme*

The New Directors' Scheme was established in 1998 and its provisions are substantially the same as those of the Management Scheme described at paragraph 12.3 above.

13.5 *Options granted to Michael Davis and Trevor Reid*

Michael Davis and Trevor Reid were each granted options to acquire 59,000 Xstrata AG Shares in September 2001 and in January 2002 respectively pursuant to the terms on which they were recruited. The options were granted for no consideration. The principal terms of these options are summarised below. All of these options were replaced by new options over 590,000 Ordinary Shares in each case upon the Xstrata Merger becoming effective and are subject to the same terms and conditions as applied before the Xstrata Merger. Except as described below, the terms of the options are substantially the same as those of the Management Scheme described above. Michael Davis was also granted an option for no consideration to acquire 88,500 Xstrata AG Shares by Glencore International on 19 September 2001, the terms of which are summarised below (the "Glencore option").

Options granted to Michael Davis

(a) Michael Davis holds options to acquire 889,720 Ordinary Shares. These options were granted in two tranches. The exercise price of the first tranche was fixed on 1 October 2002 at £6.47 and after the Rights Issue the exercise price became £4.29. The exercise price of the second tranche will be fixed on 1 October 2003, by reference to the market

value of an Ordinary Share at that date. Where an option vests and becomes exercisable early, for example, by virtue of a takeover of Xstrata or a cessation of employment as specified in (c) below, the exercise price for any tranche of the options for which the exercise price has not already been determined shall be the lower of (i) the market value of a share averaged over the three months prior to the date of vesting and (ii) in the case of a cessation of employment, the date of that cessation, or in the case of a takeover or other event, the market value of a share on the date immediately prior to the completion of the relevant event as appropriate.

(b) An option will vest, and become exercisable, on the third anniversary of the date by reference to which the exercise price for that option is fixed. The options will normally lapse on the seventh anniversary of the date of vesting.

(c) If Michael Davis ceases to be employed by the Group for any reason, he may exercise any vested options within six months of such cessation (after which time they will lapse). Any unvested options will lapse if he is dismissed lawfully under the terms of his employment contract or if he voluntarily resigns (except where he has a valid reason to terminate his employment as defined in his employment contract, in which case all unvested options shall immediately vest and become exercisable for a period of six months). In all other cases, he will remain entitled to retain his unvested options which will vest in accordance with their terms, after which they will remain exercisable for a period of six months.

(d) The options may be replaced by options over shares in the acquiring or successor company following a takeover, reconstruction or amalgamation of Xstrata. The replacement options shall be under the same terms, and be exercisable on the same dates, as the options for which they were exchanged, provided that where a replacement of options occurs prior to the date on which the exercise price of the options or tranche thereof has been determined, the number of shares over which the replacement options are granted and the exercise price shall be calculated by reference to the market value of a share in that acquiring or successor company.

(e) The options are not transferable except on the same terms as apply under the Xstrata LTIP as described at paragraph 12.1 above.

The Glencore option

(f) The 88,500 Xstrata AG Shares over which the Glencore option was granted are held by Glencore. The exercise price of the Glencore option is CHF205 per Xstrata AG Share. Upon the Xstrata Merger becoming effective this was adjusted to CHF 20,5 and the option was replaced with an option over 885,000 Ordinary Shares so that the intrinsic value of the option immediately before and after the Xstrata Merger remained unaffected. After the Rights Issue, the option is now over 1,334,669 Ordinary Shares, with an exercise price of CHF13.60. The option will vest and become exercisable on the third anniversary of the original date of grant (i.e. on 19 September 2004) and will remain exercisable for seven years thereafter (after which time it will lapse).

(g) Except as specified in (a) above, the terms of the option will be substantially the same as those set out in paragraphs (a) to (e) of "Options granted to Michael Davis" above.

Options granted to Trevor Reid

(h) Trevor Reid holds options to acquire 889,720 Ordinary Shares. These options comprise three tranches. The first tranche relates to one half of the total number of Ordinary Shares and the second and third tranches to one quarter of the total number of Ordinary Shares. The exercise price of the first tranche was CHF189 which was the weighted average market price of an Xstrata AG Share during December 2001 and upon the Xstrata Merger becoming effective this was adjusted to CHF18,9 so that the intrinsic value immediately before and after the Xstrata Merger remained unaffected. After the Rights Issue the exercise price became CHF12.53 The exercise price of the second tranche was fixed on 15 January 2003 at £6.21 and after the Rights Issue became £4.12 and the exercise price of the third tranche will be fixed on 15 January 2004, by reference to the market value of an Ordinary Share on that date. Where an option vests and becomes exercisable early, for example, by virtue of a takeover of Xstrata or a cessation of employment as specified in paragraph (j) below, the exercise price for any tranche of the options for which the exercise price has not already been determined shall be the lower of (i) the market value of an Ordinary Share averaged over the three months prior to the date of vesting and (ii) in the case of a cessation of employment, the date of that cessation, or in the case of a takeover or other event, the market value of an Ordinary Share on the date immediately prior to the completion of the relevant event as appropriate.

(i) Each tranche of options will vest, and become exercisable, on the third anniversary of the date by reference to which the exercise price for the tranche is fixed. The options will normally lapse on the seventh anniversary of the date of vesting.

(j) If Trevor Reid ceases to be employed by the Group for any reason, he may exercise any vested options within six months of such cessation (after which time they will lapse). Any unvested options will lapse if he is dismissed lawfully under the terms of his employment contract or if he voluntarily resigns (except where he has a valid reason to terminate his employment as defined in his employment contract, in which case all unvested options shall immediately vest and become exercisable for a period of six months). In all other cases, he will remain entitled to retain his unvested options which will vest in accordance with their terms, after which they will remain exercisable for a period of six months.

(k) The options may be replaced by equivalent options over shares in an acquiring or successor company following a takeover, reconstruction or amalgamation of Xstrata. The replacement options shall be under the same terms, and be exercisable on the same dates, as the options for which they were exchanged, provided that where a replacement of options occurs prior to the date on which the exercise price of the options or tranche thereof has been determined, the number of shares over which the replacement options are granted and the exercise price shall be calculated by reference to the market value of a share in that acquiring or successor company.

(l) The options are not transferable except on the same terms as apply under the Xstrata LTIP as described at paragraph 12.1(j) above.

13.6 *The Xstrata Annual Bonus Plan (the "Bonus Plan")*

(a) The Executive Directors and certain other senior executives of the Group are eligible to participate in the Bonus Plan.

(b) The maximum bonus pool available for distribution to participants in the Bonus Plan is calculated by reference to a fixed proportion of the net profits of the Group during a performance period. This proportion is determined by the remuneration committee and communicated to participants in advance of the performance period.

(c) The payment of any bonus under the Bonus Plan is subject to a hurdle rate, such that the Group's return on capital should be at least equal to the Group's average cost of borrowing. If this hurdle is not reached, the bonus pool will be zero. The amount of the bonus pool that is distributed in any one year, and the relative proportions payable to each participant will be at the discretion of the remuneration committee. The remuneration committee will retain the discretion not to award a bonus to a participant, but instead make a contribution to a trust for the benefit of an employee (or employees) of an equivalent sum.

(d) The amount of bonus payable under the Bonus Plan that any one participant is eligible to receive in cash in any one year will be limited to 100 per cent. of the individual's basic salary.

(e) Any amount in excess of the limit that would otherwise be payable to an individual in any one year under the Bonus Plan will be deferred for a period of one year. Deferred amounts which may, at the discretion of the remuneration committee, be payable in the form of cash or Ordinary Shares having an equivalent value (measured by reference to the market value of an Ordinary Share at the date the bonus is determined) will be paid at the end of the deferral period, provided that the employee has remained in employment throughout. The total cash received plus the value of any deferred element shall not exceed 200 per cent. of a participant's basic salary in the year in which that bonus is calculated.

(f) It is expected that any Ordinary Shares required to satisfy any deferred element of the bonus payments will be purchased in the market and held in the Xstrata Employee Share Ownership Trust for the deferral period. There is no intention to use newly issued Ordinary Shares for the Bonus Plan.

13.7 *The Xstrata Employee Share Ownership Trust*

(a) The Xstrata Employee Share Ownership Trust is for the benefit of employees and former employees of the Group, and their spouses, widows, widowers and children or step-children under the age of 18. The trust is used, inter alia, to co-ordinate the funding and manage the delivery of Ordinary Shares for option and LTIP awards granted under the LTIP

and the options granted by Xstrata to replace the options granted under the Xstrata AG Share Schemes as described above.

(b) The trustee is not permitted to hold more than 5 per cent. of the issued share capital of Xstrata at any one time.

(c) Xstrata has the power to appoint new and additional trustees or to remove any trustee. It also has the power to amend the trust deed with the agreement of the trustee. The trustee is entitled to an indemnity out of the assets of the trust fund and, if they are insufficient, from Xstrata against any claims, costs and liabilities which it may incur in carrying out its duties (other than where it has been fraudulent, negligent or guilty of gross misconduct).

(d) The trust is funded by contributions from employing companies in the Group and/or loans from the Group or from external sources.

13.8 *The Xstrata Employee and Directors Share Ownership Trust*

(a) The Xstrata Employee and Directors' Share Ownership Trust is for the benefit of the same persons as are described in paragraph 12.7(a) above and, in addition, any existing or former non-executive directors of Xstrata AG. The trust was used, *inter alia*, to co-ordinate the funding and manage the delivery of Ordinary Shares for the options granted by Xstrata to replace the options granted under the Xstrata AG Share Schemes as described above where those have been granted to non-executive directors of Xstrata AG. The trust has not been funded since the Xstrata Merger and it is not anticipated that the trust will be funded on an ongoing basis.

(b) Save as described in sub-paragraph (a) above, the terms of the trust will be substantially the same as those set out at paragraph 12.7 above.

14. Equity Capital Management Programme

The Xstrata Group has put in place an equity capital management programme ("ECMP"). Under the ECMP, up to 10 per cent. of the issued share capital of Xstrata can be purchased in the market by Batiss Investments Limited ("Batiss"), a Guernsey registered entity owned by a charitable trust, which is independent of the Xstrata Group.

14.1 *Purchasing Activity*

As part of the ECMP, Batiss has entered into an option agreement with the Issuer, whereby Batiss grants to the Issuer a right to require Batiss to sell the Xstrata shares purchased to a third party (other than a subsidiary of Xstrata), as nominated by the Issuer, at an exercise price of 1p per share.

Under the option agreement, the Issuer will pay Batiss a premium for this right, the premium being the equivalent of the market price paid by Batiss for the shares plus associated costs less the 1p exercise price. This premium payment, together with funds from a subscription by the Issuer for non-voting redeemable preference shares in Batiss, will provide the funding for Batiss to acquire the shares in the market. These payments will be sourced from the existing and future cash resources of the Issuer.

The Issuer will be able to exercise its right under the option agreement for a period of six years from the date of each purchase. Batiss will waive its right to receive dividends on the shares which it holds.

14.2 *Conduct and Disclosure of Purchases*

Purchases of shares under the ECMP will be made in the market at prices not exceeding 105 per cent. of the average middle market closing price of the shares over the previous five days, as derived from the London Stock Exchange Daily Official List. The purchasing activity of Batiss will be conducted and disclosed in keeping with existing regulation governing UK corporate share repurchases.

14.3 *Future Application of Xstrata Shares Held by Batiss*

The Issuer intends that the shares held by Batiss will either be used by the Group as a source of financing for future acquisitions, in keeping with the Group's growth strategy, or placed in the market. Batiss will waive its right to receive any dividends on, and will not exercise any voting rights attaching to, shares held by it.

If the share price rises, the Issuer would profit on a placing to the extent that the price realised for the shares in the market exceeds the original market price paid plus associated funding costs.

The Issuer and Xstrata will consider in the future whether any shares held by Batiss will be acquired by Xstrata. Any repurchase of shares by Xstrata would be subject to the approval of Xstrata shareholders and to appropriate clearance being obtained from the Swiss tax authorities.

The decision when to place the shares in the market, use the shares to assist the Group in facilitating future transactions, or to repurchase shares for cancellation, will be considered in light of the Group's funding requirements and capital structure at the time.

14.4 *Accounting Treatment*

For so long as the shares continue to be held by Batiss they will be disregarded for the purposes of calculating the earnings per share of Xstrata. Batiss will be consolidated by Xstrata as a quasi-subsidiary, and the shares held by it will be accounted for as a deduction from shareholders' funds in the consolidated balance sheet of the Group.

If Xstrata shares held by Batiss are subsequently disposed of by way of a placing or as consideration for an acquisition by the Group, any gain or loss will be taken directly to the Group's reserves to the extent that the market value of the shares so disposed is above or below the cost of those shares. No gain or loss would be recognised in the consolidated profit and loss account of the Group.

If shares held by Batiss are repurchased and cancelled by Xstrata, this would be accounted for in the consolidated financial statements of the Group as though it had occurred at the time of the purchase of the shares by Batiss.

15. Material Contracts

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by a member of the Group within the two years immediately preceding the date of this Offering Circular or will, shortly after the date of this Offering Circular, be entered into by a member of the Group and are, or may be, material:

15.1 the Subscription Agreement;

15.2 the Trust Deed;

15.3 the Agency Agreement;

15.4 the Deed Poll;

15.5 the Keep-Well Agreement between the Issuer and the Guarantor pursuant to which the Guarantor undertakes that if the Issuer at any time has insufficient liquid assets or other resources to meet any payment obligation in respect of the Bonds or otherwise as at the date at which any or all such obligations become payable, then the Issuer will promptly notify the Guarantor in writing of the shortfall and the Guarantor shall make sufficient funds available (or procure that the same are made available) to the Issuer, within 14 days of such payment obligation becoming due, to enable the Issuer to fulfil such payment obligation in full. The Keep-Well Agreement is not a guarantee by the Guarantor of the payment of any indebtedness, liability or obligation of the Issuer. The only parties to the Keep-Well Agreement are the Issuer and the Guarantor and holders of the Bonds are not parties to it. Consequently the Keep-Well Agreement does not confer to any holders of Bonds any rights or claims against the Guarantor. The Keep-Well Agreement will not be enforceable against the Guarantor by anyone other than the Issuer (and/or its trustee, receiver, liquidator or administrator in the event of a bankruptcy or, as the case may be, moratorium).

16. Litigation

Neither the Issuer nor the Guarantor nor any other member of the Group is or has been engaged in nor, so far as either the Issuer or the Guarantor or the Group is aware, has pending or threatened any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this Offering Circular, a significant effect on the Issuer's or the Guarantor's or the Group's financial position.

17. Significant Change

17.1 Except as set out in Note (1) to "Capitalisation and Indebtedness of the Issuer", and Notes (1), (2) and (3) to "Capitalisation and Indebtedness of the Group" on pages 109 and 110, there has been no significant change in the financial or trading position, and no material adverse change in the financial position or prospects, of the Issuer, or of the Guarantor or of the Group since 31 December 2002.

17.2 There have been no interruptions in the Group's business during the 12 months preceding the date of this Offering Circular, which may have or have had a significant effect on the Group's financial position.

18. Consents

Ernst & Young of Vondellaan, Oranjestad, Aruba has given and has not withdrawn its written consent to the inclusion in these listing particulars of its name, the report and references to it in the form and context in which they appear and has authorised the contents of that part of the listing particulars for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

19. Documents Available for Inspection

Copies of the following documents are available for inspection at the offices of Freshfields Bruckhaus Deringer at 65 Fleet Street, London EC4Y 1HS during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of at least 14 days from the date of publication of this Offering Circular:

19.1 the Dutch language Articles of the Issuer, together with an English language translation thereof, and the Issuer Board Resolution;

19.2 the memorandum and articles of association of Xstrata;

19.3 the Subscription Agreement;

19.4 a draft (subject to modification) of the Trust Deed (including the form of the definitive registered Bonds and the Global Bond);

19.5 a draft (subject to modification) of the Agency Agreement;

19.6 a draft (subject to modification) of the Deed Poll;

19.7 a draft (subject to modification) of the Keep-Well Agreement;

19.8 the audited financial statements of the Group for the year ended 31 December 2002, the audited financial statements of Xstrata AG for the financial year ended 31 December 2001 and the audited non-statutory accounts of Xstrata as at 31 December 2001;

19.9 the audited financial statements of MIM for the financial years ended 30 June 2002, 30 June 2001 and 30 June 2000, and the unaudited interim results of MIM for the six months ended 31 December 2002;

19.10 the audited financial statements of the Issuer for the financial years ended 31 December 2002 and 31 December 2001;

19.11 the unaudited restatements under UK GAAP as applied by Xstrata in respect of the financial information on MIM for the financial years ended 30 June 2002, 30 June 2001 and 30 June 2000 and the six month periods ended 31 December 2002 and 31 December 2001;

19.12 the audited financial statements of the Enex Group for the financial years ended 31 December 2001, 31 December 2000 and 31 December 1999; and

19.13 the audited financial statements of the Duiker Group for the year 31 December 2001, the 15 months ended 31 December 2000 and the year ended 30 September 1999.

20. General

20.1 The Bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The ISIN for the Bonds is XS0174289347 and the common code is 017428934.

20.2 The financial information relating to the Guarantor contained in this Offering Circular does not constitute statutory accounts within the meaning of Section 240(5) of the Act.

The annual consolidated audited financial statements of the Guarantor for the year ended 31 December 2002 were audited by Ernst & Young LLP of Becket House, 1 Lambeth Palace Road, London SE1 7EU. The auditors have made reports under Section 235 of the Act on such financial statements which were unqualified and did not contain any statement as is described in Section 237(2) or (3) of the Act. Statutory accounts for the Guarantor have been delivered to the Registrar of Companies for such financial period.

The annual consolidated financial statements of Xstrata AG for the two years ended 31 December 2001 were audited by Ernst & Young Ltd of Bleicherweg 21, 8022 Zurich, Switzerland. The auditors have issued audit reports on such financial statements which were unqualified.

The annual consolidated financial statements of MIM for each of the three years ended 30 June 2002 were audited by PricewaterhouseCoopers of Waterfront Place, 1 Eagle Street, Brisbane QLD 4000, Australia. The auditors have issued audit reports on such financial statements which were unqualified.

The annual financial statements of the Issuer for each of the two years ended 31 December 2002 were audited by Ernst & Young of Vondellaan 31, Oranjestad Aruba. The auditors have issued audit reports on such financial statements which were unqualified.

The audited financial statements of the Enex Group for the three financial years ended 31 December 1999, 2000 and 2001 and the audited financial statements of the Duiker Group for the year ended 30 September 1999, the 15 months ended 31 December 2000 and the year ended 31 December 2001 were audited by Deloitte & Touche. The auditors have issued audit reports on such financial statements which were unqualified.

Definitions and Glossary

Definitions

"Act" or "Companies Act"	the Companies Act 1985 of Great Britain, as amended
"Alloys Business"	the business of the Group comprising the chrome and vanadium operations as further described in "Information on the Group Alloys Business"
"Arrangement"	the capital management programme entered into by Glencore International, CSFB Equities and CSFB (Europe) in connection with Xstrata's acquisition of MIM and the Rights Issue
"Articles"	the articles of association of Xstrata
"Articles of the Issuer"	the articles of incorporation of the Issuer
"associated undertaking"	has the meaning ascribed to it in paragraph 20(1) of Schedule 4A to the Companies Act
"Asturiana"	Asturiana de Zinc, N.A., a company incorporated in Spain with limited liability or, where the context requires, Asturiana de Zinc N.A., a company incorporated in Spain with limited liability (as constituted by the merger of Asturiana de Zinc, N.A. and Xstrata Spain, S.L.)
"Auditors"	Ernst & Young LLP as statutory auditors to the Guarantor or such other auditor as may be appointed from time to time by the Guarantor
"Australia"	the Commonwealth of Australia
"A$" or "Australian dollar"	the lawful currency of Australia
"Australian GAAP"	generally accepted accounting principles in Australia
"Board"	the board of directors of Xstrata
"Bondholders" and "holders"	the holders of the Bonds
"Bonds"	the US$600,000,000 3.95 per cent. Guaranteed Convertible Bonds due 2010, and such expression shall include, unless the context otherwise requires, any further bonds issued pursuant to Condition 18 and forming a single series with the Bonds
"business day"	any day which is not a Saturday or Sunday or public holiday in England and Wales or Switzerland
"Class A Shares"	class A shares with a nominal value of US$1.00 each in the capital of the Issuer
"Class B Shares"	class B shares with a nominal value of US$1.00 each in the capital of the Issuer
"Clearstream, Luxembourg"	Clearstream Banking, société anonyme
"City Code"	the City Code on Takeovers and Mergers
"Coal Business"	the business of the Group comprising the coal operations in Australia and South Africa as further described in "Description of the Xstrata Group – Coal Business"
"Conditions"	the terms and conditions of the Bonds as set out in the Trust Deed and described herein

"Copper Business"	the business of the Xstrata Group comprising the copper operations as described in "Description of the Xstrata Group – Copper Business"
"CREST"	the system for the paperless settlement of trades in listed securities (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined In the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (S.I./3755)
"CRESTCo"	CRESTCo Limited, the operator of CREST
"CSFB"	Credit Suisse First Boston
"CSFB Equities"	Credit Suisse First Boston Equities Limited
"CSFB (Europe)"	Credit Suisse First Boston (Europe) Limited
"Directors"	the Executive Directors and the Non-executive Directors
"Duiker"	Duiker Mining (Proprietary) Limited, a company incorporated in South Africa with limited liability
"Duiker Group"	Duiker and Duiker Marketing AG and their subsidiaries and subsidiary undertakings and, where the context requires, their associated undertakings
"Enex"	Enex Resources Limited, a company incorporated in Australia with limited liability, now known as Xstrata Coal Investments Australia Pty Limited
"Enex Coal Pty Ltd"	now known as Xstrata Coal Australia Pty Ltd
"Enex Group"	Enex and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings
"EU"	the European Union
"€" or "euro"	the single currency of the member states of the European Communities that adopt or have adopted the euro as their lawful currency under the legislation of the European Union or European Monetary Union
"Euroclear"	Euroclear Bank N.A./N.V., as operator of the Euroclear system
"Executive Directors"	the executive directors of Xstrata
"Final Maturity Date"	15 August 2010
"FSMA"	the United Kingdom Financial Services and Markets Act 2000
"GC Coal Company"	now known as Enex Oakbridge Pty Ltd
"Glencore"	Glencore International and its subsidiaries and affiliates or, as the context requires, any subsidiary or affiliate thereof
"Glencore International"	Glencore International AG, a company incorporated in Switzerland with limited liability
"Glencore Overseas AG"	now known as Xstrata Coal Holdings Pty Ltd, a company registered in Australia
"Gold Business"	the business of the Xstrata Group comprising the gold operations as described in "Description of the Xstrata Group – Other businesses – Gold Business"

"Group"	the Guarantor and its Subsidiary and Subsidiary Undertakings and, where the context requires its associated undertakings and "member of the Group" shall be construed accordingly
"Guarantor"	Xstrata plc
"Independent Director"	for the purposes of the Relationship Agreement, a Director who is not a director, officer or employee of Glencore and is free form any business or other relationship with Glencore, which could materially interfere with the exercise of his independent judgement in matters concerning Glencore
"Interest Payment Date"	15 February and 15 August in each year
"Issue Date"	15 August 2003, being the date of initial issue of the Bonds
"Issuer"	Xstrata Capital Corporation A.V.V.
"Issuer Board Resolution"	the resolution of the managing director of the Issuer containing the terms of, and rights attaching to, the Preference Shares passed on 5 August 2003 and approved by the shareholders of the Issuer on 5 August 2003
"Listing Rules"	the rules and regulations of the UK Listing Authority (as amended from time to time) made in accordance with section 74 of the FSMA
"London Stock Exchange"	London Stock Exchange plc
"MAA" or "Minera Alumbrera"	Minera Alumbrera Limited (a company in which the MIM Group has a 50 per cent. interest)
"MIM"	MIM Holdings Limited, now known as Xstrata Queensland Limited
"MIM Coal Pty Ltd"	now known as Xstrata Coal Queensland Pty Ltd
"MIM Group"	MIM and its existing subsidiary undertakings and, where the context permits, each of them
"MIM Shareholders"	the shareholders of MIM
"Non-executive Directors"	the non-executive directors of Xstrata
"Official List"	the Official List of the UK Listing Authority
"Ordinary Shares"	ordinary shares of the Guarantor, having on the Issue Date a nominal value of US$0.50 each
"£", "pence", "Sterling" or "pounds sterling"	the lawful currency of the United Kingdom
"Preference Shares"	non-voting preferred shares of the Issuer, having on the Issue Date a nominal value of US$0.50 each
"Regulation S"	Regulation S under the Securities Act
"Rights Issue"	the rights issue of Xstrata which completed on 9 June 2003
"SDRT"	Stamp Duty Reserve Tax
"Securities Act"	the US Securities Act of 1933, as amended
"Shareholder(s)"	holder(s) of Ordinary Shares of Xstrata

"South Africa"	the Republic of South Africa
"Standards"	requirements contained in the publication "Admission and Disclosure Standards", issued by the London Stock Exchange containing, amongst other things, the admission requirement to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities, as amended from time to time
"Subsidiary"	has the meaning ascribed to it under section 736 of the Companies Act
"Subsidiary Undertaking"	shall have the meaning given to it by Section 258 of the Companies Act (but, in relation to the Guarantor, shall exclude any undertaking (as defined in the Companies Act) whose accounts are not included in the then latest published audited consolidated accounts of the Guarantor, or (in the case of an undertaking which has first become a subsidiary undertaking of a member of the Group since the date as at which any such audited accounts were prepared) would not have been so included or consolidated if it has become so on or before that date)
"SWX"	SWX Swiss Exchange
"Syndicated Loan Facility Agreement"	the amended syndicated loan facility agreement dated 6 June 2003 between Xstrata (Schweiz) AG and certain members of the Group as borrowers and guarantors and Barclays Capital (in its role as underwriting acting through Barclays Bank PLC), Deutsche Bank AG London, Dresdner Kleinwort Wasserstein (acting through Dresdner Bank Luxembourg N.A.) and J.P. Morgan plc as arrangers, underwriters and bookrunners
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority under the United Kingdom Financial Services and Markets Act 2000
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its possessions and territories, any state of the United States of America and the District of Columbia
"US$" or "US dollar"	the lawful currency of the United States
"US person"	has the meaning ascribed to it by Regulation S under the Securities Act
"Vantech"	Vanadium Technology (Pty) Limited, a company incorporated in South Africa with limited liability which is now part of Xstrata South Africa and which was de-registered on 27 June 2001
"WMR"	WMC Resources Limited
"Xstrata" or the "Guarantor"	Xstrata plc, a company incorporated in England and Wales with limited liability
"Xstrata AG"	Xstrata AG, a company formerly incorporated in Switzerland with limited liability which was dissolved at the time of the Xstrata Merger
"Xstrata AG Group"	Xstrata AG and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings, as constituted immediately prior to the acquisition of the Enex and Duiker Groups
"Xstrata AG Share Schemes"	the Xstrata AG Management and Employee Share Incentive Scheme (renamed the Xstrata Group Management Share Incentive Scheme following the Xstrata Merger), the Xstrata AG Directors' Option Scheme and the Xstrata AG

	Directors' Incentive Scheme (renamed the Xstrata Directors' Incentive Scheme following the Xstrata Merger)
"Xstrata AG Shares"	ordinary bearer shares in the capital of Xstrata AG with a nominal value of 10 Swiss Francs
"Xstrata Circular"	the circular dated 7 April 2003 published by Xstrata
"Xstrata Employee and Directors Share Ownership Trust"	The Xstrata Employee and Directors Share Ownership Trust established by a trust deed between Xstrata and Orbis Trustees Guernsey Limited
"Xstrata Employee Share Ownership Trust"	the Xstrata Employee Share Ownership Trust established by a trust deed between Xstrata and Orbis Trustees Guernsey Limited
"Xstrata Group" or the "Group"	Xstrata and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings
"Xstrata IPO"	the initial public offering of Ordinary Shares in Xstrata announced on 20 March 2002
"Xstrata IPO Listing Particulars"	the listing particulars dated 20 March 2002 published in connection with the Xstrata IPO
"Xstrata LTIP"	the Xstrata Long Term Incentive Plan
"Xstrata Merger"	the merger of Xstrata AG and Xstrata on 25 March 2002 pursuant to which Xstrata became the ultimate holding company of the Group as further described
"Xstrata (Schweiz) AG"	Xstrata (Schweiz) AG, a company incorporated in Switzerland with limited liability
"Xstrata South Africa"	Xstrata South Africa (Proprietary) Limited, a company incorporated in South Africa with limited liability
"Xstrata's 2002 Annual Report"	Xstrata's annual report and accounts for the year ended 31 December 2002
"Zinc Business"	the business of the Xstrata Group comprising the zinc-lead-silver operations as described in "Description of the Xstrata Group – Zinc Business"

Glossary of technical terms

The following definitions shall apply to the technical terms used herein:

"agglomeration"	binding fine particles together to create coarse particles as part of a mineral processing activity
"anthracite"	a hard coal containing a high percentage of fixed carbon and a low percentage of volatile material
"assay"	the percentage of a particular element or compound in a given sample
"attributable production"	that part of mine or operation production in which the Group has an economic interest. It therefore excludes production attributable to minority interests in controlled subsidiaries and the interests of joint venture partners
"attributable reserves"	that part of reserves from a mine in which MIM or the Group has an economic interest. It therefore excludes reserves attributable to minority interests in controlled subsidiaries and the interests of joint venture partners
"attributable resources"	that part of resources from a mine in which MIM or the Group has an economic interest. It therefore excludes resources attributable to minority interests in the controlled subsidiaries and the interests of joint venture partners
"attributable sales"	that part of sales from a mine or operation in which MIM or the Group has an economic interest. It therefore excludes sales attributable to minority interests in controlled subsidiaries and the interests of joint venture partners
"autogenous"	as applied to grinding, using the larger ore particles to grind the finer ones
"bituminous"	a measure of coal rank. It is a measure of the degree of metamorphosis or change from the original plant or vegetative state
"blast"	an explosion or violent detonation caused by the discharge of dynamite or other explosive material. Primarily used to refer to the loosening of coal overburden
"bord and pillar"	a mining method in which supporting pillars are formed as development proceeds, and which may subsequently be mined
"calcine"	zinc oxide produced from the roasting of zinc concentrates
"calorific value"	the heat of combustion of a unit quantity of coal. It is expressed in British Thermal Units per pound (Btu/lbl, kilocalories per kilogramme (kcal/kg) or mega joules per kilogramme (MJ/kg). The gross calorific value includes all heat of vapourisation of water. Net calorific value assumes that all water is in the vapour phase
"chromite"	$FeCr_2O_4$, the principal chromium ore
"coal mine"	an operating mine producing coal
"coal preparation"	collectively, physical and mechanical processes applied to make a product suitable for a particular use
"coke"	bituminous coal from which the volatile components have been removed
"coking coal"	coal used to create coke – which is consumed in the steel reduction process

"concentrate"	material that has been processed to increase the content of contained material or mineral relative to the contained waste
"continuous miner"	mining machine designed to remove coal from the face with the use of cutting machines and to load that coal into shuttle cars or onto conveyors
"contractor"	an independent operator who mines another party's coal or ore for that party, usually at a predetermined price
"crush, crushing, crushed"	a mechanical method of reducing the size of rock
"crusher"	a machine for crushing rock or other materials
"dilution"	the contamination of ore with barren wall rock. The assay of the ore after mining is frequently lower than when sampled in place
"ESKOM"	electricity supply commission of South Africa
"exploration"	the work involved in the intentional searching for a mineral, prospect or deposit
"face (coalface)"	the working area or end of a development heading or entry
"fault"	a fracture in the earth, one side of which is displaced with respect to the other in any direction
"ferrovanadium"	an alloy of iron and vanadium
"flux"	a substance that absorbs the mineral impurities, or promotes the fusing of minerals or metals, or prevents the forming of oxides
"FOB"	free on board
"grade"	the quality of an ore, alloy or metal, usually expressed as a percentage of the primary element
"grinding"	size reduction of crushed rock into relatively fine particles
"Indicated Resources"	the resources for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence
"Inferred Resources"	a mineral resource inferred from geoscientific evidence, drill holes, underground openings or other sampling procedures where the lack of data is such that continuity cannot be predicted with confidence and where geoscientific data may not be known with a reasonable level of reliability
"JORC Code"	Report of the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, dated September 1999
"koz"	kiloounces
"kt"	kilotonnes
"ktpa"	kilotonnes per annum
"lb"	English pound, equivalent to 0.4536 kilogrammes
"leaching" or "leach process"	extracting a soluble metallic compound from an ore by selectively dissolving it in a suitable solvent

"lead concentrate"	product of the flotation process typically ranging in lead content between 50 per cent. and 70 per cent.
"lease"	contract between two parties enabling one to search for and/or produce minerals from the other's property
"LME"	London Metal Exchange
"longwall mining"	mining method in which a coal face is mined using a shearer mounted on an armoured chain conveyor that runs along the full length of the coal face. Hydraulic jacks support the roof over the worked-out area. As the longwall face advances, the roof behind the jacks is allowed to cave
"Marketable Reserves"	the tonnage that will be available for sale after beneficiation, if any, from ROM production
"metallurgical coal"	coking coal and pulverised coal
"mineral rights"	the ownership of the minerals on or under a given surface with the right to remove the said minerals
"mineralisation"	material containing the target mineral
"ML" or "mining licence"	permission to mine minerals from a mineral rights area
"mlb"	million lb
"Mt"	million tonnes
"Mtpa"	million tonnes per annum
"opencut" or "open pit mine"	mine where overlying strata overburden is removed, coal is extracted and the overburden is replaced
"ore"	a mineral or mineral aggregate containing precious or useful minerals in such quantities, grade and chemical combination to make extraction commercially profitable
"outcrop"	the edge or surface of a mineral deposit or sedimentary bed, which appears upon the surface
"overburden"	the alluvium, soil and rock that must be removed in order to expose an ore deposit
"pillar"	a portion of a metal or coal deposit left in place in an underground mine to provide support for the roof
"pit (mining)"	abbreviation of open pit mine
"plant"	fixed or moveable equipment required in the process of winning or processing the ore
"preparation plant yield"	a ratio of cleaned coal to run of mine coal, expressed as a percentage
"Probable Reserves"	Measured and/or Indicated resources which are not yet proven but of which detailed technical and economic studies have demonstrated that extraction can be justified at the time of determination and under specific economic conditions

"project"	a coal deposit which is in the pre-operating phase of development and, subject to capital investment, feasibility investigations, statutory and management approvals and business considerations, may be commissioned as a coal mine
"prospecting permit"	permission to prospect for minerals from a mineral rights area
"Proved Reserves"	measured mineral resources of which detailed technical and economic studies have demonstrated that extraction can be justified at the time of determination and under specific economic conditions
"Recoverable Reserves" or "recovery"	where relating to coal, the tonnages of in-situ reserves that are expected to be recovered. i.e. that portion of the seam which will be extracted
"reductant"	an additive used specifically to drive off oxygen in a metallurgical conversion process
"reef(s)"	a layer, vein or lode containing economic mineralisation
"refining"	the final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or stag
"reserves"	those parts of mineral resources for which sufficient information is available to enable detailed or conceptual mine planning and for which such planning has been undertaken. Reserves are classified as either proved or probable
"resources"	all of the potential minerals in a defined area based on points of observation and extrapolations from those points. Potential minerals are defined as minerals which have been or could be beneficiated to give a quality acceptable for commercial usage in the foreseeable future and excludes minor mineral occurrences
"rights" or "surface rights"	the ownership of the surface land under which minerals occur
"roaster"	a furnace which, by applying super-heated air to an ore or concentrate, causes oxidation to take place, allowing the ore or concentrate to be successfully treated
"ROM" or "run-of-mine"	a mineral in its raw, untreated state subsequent to extraction and prior to sizing and other beneficiation
"roof"	the overhead part of an underground mine working
"royalty"	a share of the product or profit reserved by the owner for permitting another to exploit the property
"saleable production"	the quantity of ore or metal which can be available for sale after considering mining recovery and preparation plant yield
"seam"	a mineralised regular vein producing or affording any kind of metallic ores or coal
"shaft"	a vertical or inclined excavation, commonly from the surface, of limited cross-sectional area compared to its depth. It is used for mining, draining water, ventilation, lowering and hoisting men, product and waste and lowering materials
"SHG" or "special high grade"	zinc ingot of higher than 99.99 per cent. purity

"shuttle car"	a trackless vehicle used specifically for being loaded with ROM coal by a continuous miner and shuttling back and forth to a conveyor where the coal is dumped
"slag"	formed in smelting through combination of a flux with the waste proportion of the ore
"slurry"	a fluid comprising fine solids suspended in a solution
"smelting"	thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities speared as lighter slag
"spot price"	the current price of a metal for immediate delivery
"stockpile"	an accumulation of ore or mineral
"stripping"	removing the overburden material from a coal or mineral deposit
"subsidence"	the sinking or settling of material, especially over an underground mining operation
"t" or "tonne"	metric tonne equivalent to 2,204.62 pounds
"tailings"	finely ground rock from which valuable minerals have been extracted by milling
"thermal coal"	coal used in generating steam for electricity production
"tonnage"	number of tonnes
"total sales"	the total sales from a particular mine or operation for the whole year regardless of ownership
"tpa"	tonnes per annum
"V_2O_5"	vanadium pentoxide
"waste"	rock lacking sufficient grade and/or other characteristics or ore to be economic
"zinc concentrate"	product of flotation process typically ranging in zinc content between 45 and 60 per cent.

Financial Information on Xstrata Capital Corporation AVV – Comparative Table for the years ended 31 December 2001 and 2002

1. Introduction

The financial information contained in paragraphs 2 to 5 for the two years ended 31 December 2002 has been extracted without material adjustment from the audited financial statements. The financial statements were approved by the directors on 1 August 2003 and reported on by the auditors, Ernst & Young Vondellaan, Oranjestad, Aruba.

The full text of the independent auditors' report that accompanied the financial statements for the year ended 31 December 2002 has been included below:

"INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF XSTRATA CAPITAL CORPORATION AVV

We have audited the Company's financial statements for the year ended 31 December 2002 which comprise the Profit and Loss Account, Balance Sheet, Statement of Cash Flows and the related notes 1 to 12. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom accounting standards.

Our responsibility is to audit the financial statements in accordance with United Kingdom Auditing Standards and to report to you our opinion as to whether the financial statements give a true and fair view.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 December 2002, and of its profit for the year then ended in accordance with accounting principles generally accepted in the UK.

Ernst & Young
Oranjestad
1 August 2003"

Financial Information on Xstrata Capital Corporation AVV – Comparative Table for the years ended 31 December 2001 and 2002

2. Profit and Loss Account

	Notes	Year ended 31 December 2001 US$000	Year ended 31 December 2002 US$000
Turnover		–	–
Administrative expenses		(1,284)	(882)
Other (expenses)/income		630	(36)
Operating loss	2	(654)	(918)
Interest receivable on loans to group undertakings		54,975	114,174
Interest receivable on loans to third parties		4,042	5,804
Bank interest receivable		27	4
Foreign exchange (loss)/gain		(21,357)	26,023
Profit on ordinary activities before taxation		37,033	145,087
Dividends	3	–	(128,855)
Profit for the financial year		37,033	16,232

Statement of total recognised gains and losses

	Year ended 31 December 2001 US$000	Year ended 31 December 2002 US$000
Profit for the year	37,033	145,087
Exchange (losses)/gains on long term investments	(106,253)	423,837
	(69,220)	568,924

3. Balance Sheet

	Notes	At 31 December 2001 US$000	2002 US$000
Fixed Assets			
Tangible assets	4	–	34
Investments – loans to Group undertakings	5	680,827	2,984,273
		680,827	2,984,307
Current Assets			
Debtors – amounts falling due after more than one year	6	35,510	57,209
Debtors – amounts falling due within one year	6	31,993	40,388
Cash at bank		9	219
		67,512	97,816
Creditors amounts falling due within one year	7	(1,862)	(9)
Net Current Assets		65,650	97,807
Total Assets Less Current Liabilities		746,477	3,082,114
Capital And Reserves			
Equity shareholders' funds – ordinary shares:			
Called up share capital	8	6	15
Share premium account	9	815,691	2,711,250
Retained earnings	9	(69,220)	370,849
		746,477	3,082,114

4. Statement of Cash Flows

	Notes	Year ended 31 December 2001 US$000	Year ended 31 December 2002 US$000
Net cash outflow from operating activities	11(a)	(53,101)	(2,249)
Returns on investment and servicing of finance			
Interest received		23,608	115,393
Net cash inflow from returns on investment and servicing of finance		23,608	115,393
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		–	(38)
Payments to acquire fixed asset investments		(468,504)	(1,879,609)
Net cash outflow on capital expenditure and financial investment		(468,504)	(1,879,647)
Equity dividends paid		–	(128,855)
Net cash outflow before financing		(497,997)	(1,895,358)
Financing			
Issue of share capital		517,669	1,895,568
Repayment of paid in capital		(21,344)	–
Cash inflow from financing		496,325	1,895,568
(Decrease)/increase in cash		(1,672)	210
Reconciliation of net cash flow to movement in net funds			
(Decrease)/increase in cash		(1,672)	210
Change in net funds		(1,672)	210
Movement in net funds		(1,672)	210
Net funds at beginning of period		1,681	9
Net funds at end of period	11(b)	9	219

5. Notes to the Financial Statements

1. Accounting policies

Basis of preparation

The accounts are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

Tangible fixed assets

Tangible fixed assets are recorded at cost.

Depreciation

Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost of each asset evenly over its expected useful life, as follows:

Property, plant and equipment – over 4 years

Foreign currencies

Assets, liabilities, revenues and costs denominated in foreign currencies are recorded at the rate of exchange ruling at the date of transaction. Monetary assets and liabilities at the balance sheet date are translated at year end rates of exchange. Exchange differences arising are reported as part of the result for the year. Exchange gains and losses on long term loan investments intended to be as permanent as equity are dealt with in reserves.

2. Operating Loss	Year ended 31 December 2001 US$000	Year ended 31 December 2002 US$000
This is stated after charging:		
Depreciation of owned fixed assets	–	4
Auditors remuneration	2	2

3. Dividends	At 31 December 2001 US$000	At 31 December 2002 US$000
Interim dividend paid on ordinary shares	–	128,855

4. Tangible Fixed Assets	Property, plant & equipment US$000
Cost:	
At 1 January 2002	–
Additions	38
At 31 December 2002	38
Depreciation:	
At 1 January 2002	–
Charge for year	4
At 31 December 2002	4
Net book value:	
31 December 2002	34

5. Investments – Loans to Group Undertakings	2001 US$000	2002 US$000
At 1 January	318,576	680,827
Additions	468,504	1,879,609
Translation adjustments	(106,253)	423,837
Closing balance	680,827	2,984,273

6. Debtors

Amounts falling due after more than one year:	At 31 December 2001 US$000	At 31 December 2002 US$000
Loans to third parties	32,627	46,028
Accrued income – third parties	2,883	11,181
	35,510	57,209

Amounts falling due within one year:	At 31 December 2001 US$000	At 31 December 2002 US$000
Amounts due from fellow subsidiary undertakings	2,402	4,377
Accrued income – fellow subsidiary undertakings	29,591	36,011
	31,993	40,388

7. Creditors amounts falling due within one year	At 31 December 2001 US$000	At 31 December 2002 US$000
Accruals and deferred income	1,862	9
	1,862	9

8. Called up share capital	Authorised 2001 No.	Authorised 2002 No.	Allotted, called up and fully paid 2001 No.	Allotted, called up and fully paid 2002 No.
Ordinary shares of US$1 each	20,000	20,000	6,000	15,000

On 25 March 2002, 4,000 ordinary shares, with a nominal value of US$1 each were issued fully paid for cash of US$742,369,000.

On 18 October 2002 a further 5,000 ordinary shares, with a nominal value of US$1 each were issued fully paid for cash of US$1,153,199,783.

9. Reconciliation of shareholders' funds and movement on reserves	Share capital US$000	Share premium account US$000	Retained earnings US$000	Total share-holders' funds US$000
Balance at 1 January 2001	6	319,366	–	319,372
Profit for the year	–	–	37,033	37,033
Exchange loss on long term investments	–	–	(106,253)	(106,253)
Paid in share premium	–	517,669	–	517,669
Repayment of paid in capital	–	(21,344)	–	(21,344)
Balance at 31 December 2001	6	815,691	(69,220)	746,477
Profit for the year	–	–	145,087	145,087
Exchange gains on long term investments	–	–	423,837	423,837
Dividends	–	–	(128,855)	(128,855)
Proceeds of share issues	9	1,895,559	–	1,895,568
Balance at 31 December 2002	15	2,711,250	370,849	3,082,114

10. Related party transactions

No disclosure has been made of transactions with group companies, in accordance with paragraph 3(c) of FRS8 'Related Party Disclosures', as the company is a wholly owned subsidiary of Xstrata. There were no transactions with any other related parties in 2001 and 2002.

11. Notes to the statement of cash flows

(a) Reconciliation of operating loss to net cash (outflow)/inflow from operating activities:

	Year ended 31 December 2001 US$000	Year ended 31 December 2002 US$000
Operating loss	(654)	(918)
Depreciation	–	4
(Decrease)/increase in creditors	962	(1,853)
(Increase)/decrease in debtors	(53,409)	518
	(53,101)	(2,249)

(b) Analysis of net funds:

	At 1 January 2001 US$000	Cash flows US$000	At 31 December 2001 US$000
Cash at bank	1,681	(1,672)	9
	1,681	(1,672)	9

	At 1 January 2002 US$000	Cash flows US$000	At 31 December 2002 US$000
Cash at bank	9	210	219
	9	210	219

12. Ultimate controlling party

The company's immediate parent undertaking is Xstrata (Schweiz) AG. The company's ultimate parent undertaking and controlling party is Xstrata, copies of its group financial statements, which include the company, are available from Bahnhofstrasse 2, 6301 – Zug, Switzerland.

Financial Information on Xstrata – Comparative table for the years ended 31 December 2000, 2001 and 2002

1. Introduction

The financial information contained in paragraphs 2 to 7 for each of the three years ended 31 December 2002 has been extracted without material adjustment from the Xstrata Circular.

2. Consolidated Profit and Loss Account

For the year ended 31 December	Notes	2000 US$m	2001 US$m	2002 US$m
Turnover				
Continuing operations:				
– Ongoing		544.5	613.6	772.0
– Acquisitions		–	–	1,037.3
– Discontinued		53.4	–	–
Group turnover		597.9	613.6	1,809.3
Net operating costs before exceptional costs		(467.3)	(521.2)	(1,547.0)
Exceptional costs – impairment of assets	4	–	(45.5)	(50.8)
Net operating costs	5	(467.3)	(566.7)	(1,597.8)
Operating profit	6	130.6	46.9	211.5
Continuing operations:				
– Ongoing		131.4	46.9	33.8
– Acquisitions		–	–	177.7
– Discontinued		(0.8)	–	–
		130.6	46.9	211.5
Income from interests in associated undertakings		–	–	0.7
Total operating profit		130.6	46.9	212.2
Continuing operations:				
– Profit/(loss) on sale of fixed assets		(0.1)	0.5	3.1
– Profit/(loss) on disposal of operations	8	57.9	(1.9)	–
Profit before interest and taxation		188.4	45.5	215.3
Interest receivable and similar income		2.6	2.1	7.1
Interest payable and similar charges	9	(14.1)	(23.7)	(44.5)
Profit on ordinary activities before taxation		176.9	23.9	177.9
Tax on profit on ordinary activities	10	(21.6)	(10.6)	(29.8)
Profit on ordinary activities after taxation		155.3	13.3	148.1
Equity minority interests		–	(2.0)	(5.8)
Attributable profit		155.3	11.3	142.3
Dividends to shareholders	12	–	–	(50.3)
Retained profit for the year		155.3	11.3	92.0
Earnings per share (US$) – basic	11	2.69	0.19	0.65
Earnings per share (US$) – diluted	11	2.69	0.19	0.65
Dividend per share (US$)	12	–	–	0.20

3. Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December	Note	2000 US$m	2001 US$m	2002 US$m
Attributable profit		155.2	11.3	142.3
Translation adjustment on loans	26	–	21.7	(13.1)
Subsidiary net asset translation adjustments		(110.3)	(168.2)	638.8
Total recognised gains and losses for the year		44.9	(135.2)	768.0

4. Reconciliation of Consolidated Shareholders' Funds

For the year ended 31 December	2000 US$m	2001 US$m	2002 US$m
Reconciliation of shareholders' funds			
Total recognised gains and losses	44.9	(135.2)	768.0
Dividends	–	–	(50.3)
	44.9	(135.2)	717.7
Other movements:			
New shares issued	–	–	2,309.3
Total movements during the year	44.9	(135.2)	3,027.0
Shareholders' funds at the beginning of the year	629.4	674.3	539.1
Shareholders' funds at end of the year	674.3	539.1	3,566.1

5. Consolidated Balance Sheets

As at 31 December	Notes	2000 US$m	2001 US$m	2002 US$m
Fixed assets				
Intangible assets	13	5.4	146.4	1,017.7
Tangible assets	14	604.2	737.3	3,254.7
Investments				
– Investment in associates	15	–	–	0.7
– Other investments	15	23.5	22.9	181.2
		23.5	22.9	181.9
		633.1	906.6	4,454.3
Current assets				
Stocks	16	114.8	144.7	294.4
Debtors: amounts falling due within one year	17	133.2	170.5	277.3
Debtors: amounts falling due after more than one year	17	4.9	13.2	76.2
Cash at bank and in hand	26	44.7	45.9	88.7
		297.6	374.3	736.6
Creditors: amounts falling due within one year	18	(116.9)	(228.7)	(527.6)
Net current assets		180.7	145.6	209.0
Total assets less current liabilities		813.8	1,052.2	4,663.3
Creditors amounts falling due after more than one year	19	(34.5)	(422.0)	(655.0)
Provisions for liabilities and charges	23	(105.0)	(89.1)	(251.1)
Net assets		674.3	541.1	3,757.2
Equity minority interests		–	(2.0)	(191.1)
Attributable net assets		674.3	539.1	3,566.1
Capital and reserves				
Called up share capital	24, 25	41.6	29.5	126.3
Share premium account	25	267.3	–	1,277.7
Other reserves	25	26.5	305.9	1,240.7
Profit and loss account	25	338.9	203.7	921.4
Equity shareholders' funds		674.3	539.1	3,566.1

6. Consolidated Statement of Cash Flows

For the year ended at 31 December	Note	2000 US$m	2001 US$m	2002 US$m
Net cash inflow from operating activities	26	173.0	158.4	451.8
Dividends received from associates		–	–	0.3
Returns on investments and servicing of finance				
Interest received		2.6	2.1	5.1
Interest paid		(15.7)	(22.4)	(34.4)
Interest element of finance lease rental payments		–	–	(0.9)
Loan issue costs		–	–	(31.7)
		(13.1)	(20.3)	(61.9)
Taxation paid		(1.3)	(11.8)	(35.2)
Capital expenditure and financial investment				
Payments to acquire tangible assets		(56.1)	(134.6)	(163.8)
Receipts from the sale of fixed assets		–	0.4	12.9
Receipts from rehabilitation trust fund		–	–	0.7
Acquisition of own shares		(11.5)	(1.6)	(0.5)
Disposal of own shares		12.9	1.0	–
		(54.7)	(134.8)	(150.7)
Acquisitions and disposals				
Disposal of operations		213.0	67.3	0.7
Purchase of operations		(4.2)	(453.6)	(1,173.3)
Cash acquired with operations		–	18.0	87.4
Net cash disposed of with operations		(1.0)	(0.9)	–
		207.8	(369.2)	(1,085.2)
Net cash outflow before financing		311.7	(377.7)	(880.9)
Financing				
Issue of ordinary share capital		–	–	1,424.2
Share issue costs		–	–	(88.9)
Increase in short-term loans		–	79.0	2.1
New long-term loans		–	358.6	795.5
Repayment of short-term loans		–	–	(79.0)
Repayment of long-term loans		(216.9)	(50.6)	(1,131.8)
Repayment of capital element of finance leases		–	–	(1.2)
		(216.9)	387.0	920.9
Increase in cash		94.8	9.3	40.0

Reconciliation of net cash flow to movement in net debt

For the year ended at 31 December	Note	2000 US$m	2001 US$m	2002 US$m
Increase in cash		94.8	9.3	40.0
Cash inflow from increase in loans		216.9	(437.6)	(797.6)
Cash outflow from loan arrangement fees		–	–	31.7
Repayment of loans		–	50.6	1,210.8
Cash outflow from finance leases		–	–	1.2
Change in net debt resulting from cash flows		311.7	(377.7)	486.1
Translation adjustments		–	21.7	(13.9)
Non-cash movements		–	–	(4.7)
Finance leases acquired with operations		–	–	(18.1)
Loans and bank overdrafts acquired with operations		(54.7)	(101.2)	(566.8)
Movement in net debt		257.0	(457.2)	(117.4)
(Net debt)/cash at start of year		(256.3)	0.7	(456.5)
Net debt at end of year	26	0.7	(456.5)	(573.9)

7. Notes to the Financial Statements

1. Principal Accounting Policies

Basis of preparation

These financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. The Group has adopted the following principal accounting policies:

Merger accounting

The statutory merger of Xstrata AG with Xstrata has been accounted for using the merger method of accounting under which the results and cash flows of Xstrata AG are included in the financial statements from 1 January 2002 and its assets and liabilities are included at the amounts at which they were previously recorded, after adjusting to the Group's accounting policies. The comparatives for the Group balance sheet, profit and loss account and statement of cash flows have been restated to take account of the merger despite the fact that the holding company was incorporated on 31 December 2001, in order to compare meaningfully the performance of the underlying group.

Basis of consolidation

The financial statements consolidate the accounts of Xstrata and its subsidiaries. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes.

Entities in which the Group holds an interest on a long-term basis and are jointly controlled by the Group and one or more other venturers are treated as joint ventures. The consolidated financial statements include the Group proportion of turnover, operating profit or loss, exceptional items, interest expense, taxation, gross assets and gross liabilities of joint ventures (the gross equity method).

Entities, other than subsidiaries and joint ventures, in which the Group has a participating interest and over whose operating and financial policies the Group exercises a significant influence are treated as associates. The consolidated financial statements include the group proportion of the operating profit or loss, exceptional items, interest expense, taxation and net assets of associates (the equity method).

The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The financial statements include the Group's share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Group's interest in the joint arrangement.

On the acquisition of a subsidiary, or of an interest in a joint venture, associate, or joint arrangement, the purchase consideration is allocated to the assets and liabilities on the basis of fair value at the date of acquisition. Those mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which in the Directors' opinion, values cannot be reliably determined, are not recognised. When the cost of acquisition exceeds the fair values attributable to the group's share of the identifiable net assets the difference is treated as purchased goodwill. This is amortised on a straight-line basis over its useful economic life up to a presumed maximum of 20 years.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction or, where forward cover contracts have been arranged, at contractual rates. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates, or at a contractual rate if applicable.

Gains and losses on hedging transactions intended to hedge specific sales of goods are included in the measurement of the sale in the same period in which the revenues or costs from the hedged transaction are recorded.

On consolidation, profit and loss account items are translated at average rates of exchange. Balance sheet items are translated at year end exchange rates.

Exchange differences on the re-translation of the investments in overseas subsidiaries, joint arrangements, joint ventures and associates at closing rates, together with differences between profit and loss accounts translated at average and at closing rates, are dealt with in reserves. Exchange differences on foreign currency borrowings financing those net

investments, are also dealt with in reserves. All other exchange differences are charged or credited to the profit and loss account in the year in which they arise.

The following exchange rates have been applied:

	31 December 2000	Average 2000 12 months	31 December 2001	Average 2001 12 months	31 December 2002	Average 2002 12 months
Australian dollar (A$)	0.5564	0.5795	0.5114	0.5167	0.5618	0.5434
Chile peso (CLP)	573.65	542.08	654.79	637.57	718.61	692.32
Euro (€)	0.9383	0.9208	0.8849	0.8946	1.0495	0.9430
Pounds sterling (£)	–	–	1.4545	1.4407	1.6100	1.5013
South African rand (ZAR)	7.5550	6.9387	12.0900	8.6249	8.5702	10.5035
Swiss franc (CHF)	1.6199	1.6901	1.6749	1.6884	1.3836	1.5553
Argentinian peso (ARS)	1.0000	1.0000	–	–	–	–

Turnover

Revenues associated with the sales of commodities are recognised when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when the commodity is delivered to the shipping agent. Turnover is recognised at invoiced amounts, with most sales being priced free on board (fob), free on rail (for) or cost, insurance and freight (cif). Revenues from the sales of by-products are also included in turnover.

Cost of sales

Cost of sales represents product cost, determined by means of either the weighted average or first in first out (FIFO) method, and by applying full absorption costing of mining, processing and smelting overheads, plus any other costs directly attributed to the acquisition of materials.

Investments

The investments in the rehabilitation trust funds are measured at fair value based on the market price of the investments held by the trust fund.

Intangible assets

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the fair value can be measured reliably on initial recognition, subject to the constraint that, unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition.

Intangible assets are amortised using a straight-line method based on estimated useful lives, except those intangible assets which the Directors regard as having indefinite useful lives, which are not amortised but are reviewed for impairment annually.

Tangible assets

Land and buildings, plant and equipment

The cost of each item of buildings, plant and equipment are depreciated over its useful life. Mine production assets are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Tangible assets unrelated to production are depreciated using the straight-line method based on estimated useful lives. Each item's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property or plantation at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all mine buildings, plant and equipment, with annual reassessments for major items. Changes in estimates which affect unit of production calculations are accounted for prospectively. Freehold land is not depreciated.

The expected useful lives are as follows:

Buildings	15 – 40 years
Plant and Equipment	4 – 30 years
Furniture and Fixtures	5 – 15 years
Other	3 – 5 years

The net carrying value of mine buildings, machinery and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against the financial year in which this is determined.

Exploration and evaluation expenditure

Exploration and evaluation expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped through successful development and exploration of the area of interest or alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

Exploration expenditure which fails to meet at least one of the conditions outlined above is written-off.

Identifiable exploration and evaluation assets acquired are recognised as assets at their cost of acquisition. Exploration assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Mineral properties and mine development expenditure

Costs of acquiring mineral properties are capitalised on the balance sheet in the year in which they are incurred. Capitalised costs (development expenditure) include interest and financing costs relating to the construction of plant and equipment and costs associated with a start up period where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Mineral properties and capitalised costs are, upon commencement of production, amortised using a unit of production method based on the estimated economically recoverable reserves to which they relate or are written-off if the property is abandoned or where there is an impairment in value.

Capital work in progress

Assets in the course of construction are capitalised in the capital work in progress account. On completion, the cost of construction is transferred to the appropriate category of tangible fixed assets. The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Costs associated with a start up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period. Capital work in progress is not depreciated.

Plantations

Plantations are recorded at cost. Development costs, interest and financing costs relating to the development of the plantations are deferred and amortised upon commencement of production, on a unit of production method based on the estimated future production from each plantation.

Leasing and hire purchase commitments

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the balance sheet. The interest elements of the rental obligations are charged in the profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals payable under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

Impairment

The carrying amounts of fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on income generating units.

If the carrying amount of a fixed asset exceeds the recoverable amount, a provision is recorded to reflect the asset at the lower amount. In assessing recoverable amount for fixed assets, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal have been discounted to their present value using a market-determined discount rate.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes all costs incurred in bringing each product to its present location and condition. Stocks are categorised, as follows:

- raw materials and consumables: Materials, goods or supplies (including energy sources) to be either directly or indirectly consumed in the production process.
- work in progress: Items stored in an intermediate state that have not yet passed through all the stages of production.
- finished goods: Products and materials that have passed all stages of the production process.

Net realisable value is based on estimated selling price less any further costs expected to be incurred to completion and disposal.

Capital grants

Government grants in respect of capital expenditure are credited to a deferred income account and are released to the profit and loss account over the expected useful lives of the relevant assets by equal annual instalments. Grants of a revenue nature are credited to income so as to match them with the expenditure to which they relate. Potential liabilities to repay grants either in whole or in part are provided for to the extent that the repayment is probable.

Environmental protection, rehabilitation and closure costs

Provision is made for close down, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs, based on the estimated future costs. The provision is discounted where material and the unwinding of the discount is included in interest payable. At the time of establishing the provision, a corresponding asset is capitalised (where it gives rise to a future benefit) and depreciated over future production from the mine to which it relates. The provision does not include allowances for unforeseeable events.

The provision is reviewed on an annual basis for changes in cost estimates or life of operations.

Provisions for liabilities and charges

Provisions are recognised when the Group has a present obligation, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date that will result in an obligation to pay more, or a right to pay less tax in the future. In particular:

- provision is made for tax on gains arising from the disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas entities only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that it is considered that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Derivative instruments

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange movements of the A$ and € to the US$. The Group considers that its derivative instruments qualify for hedge accounting when certain criteria are met.

The criteria for forward foreign currency contracts are:

- the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;
- it must involve the same currency as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed, or probable, future transaction, are deferred until the transaction occurs.

The Group uses zinc futures to reduce the effect of market price fluctuations on the sale of zinc. The futures are matched to purchases of the zinc concentrate and typically expire in 3 to 4 months. The zinc futures are marked to market with gains and losses recognised in the profit and loss account.

Pensions and other post-retirement obligations

The Group's contributions to its defined contribution pension plans are charged to the profit and loss account in the year to which they relate. The Group has no material defined benefit pension or post-retirement benefit schemes.

Capital instruments

Shares are included in shareholders' funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and if not they are included in shareholders' funds.

Financial liabilities

Loans are recognised at inception at the fair value of the proceeds received net of issue costs. The finance cost recognised in the profit and loss account is allocated to period over the term of the loan at a constant rate on the carrying amount.

Research and development

Research and development expenditure is written off as incurred, except that development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. Any expenditure carried forward is amortised in line with the expected future sales from the related project.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Use of estimates

The preparation of these accounts in conformity with generally accepted accounting practice requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accounts and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

2. Changes in Group companies

Xstrata

In March 2002, Xstrata AG was merged into Xstrata, a public limited company incorporated in England and Wales on 31 December 2001. This was structured as a statutory merger under Swiss law that enabled Xstrata AG to be merged into Xstrata, without Xstrata AG being liquidated. Merger accounting principles have been applied to reflect this combination. The company has taken advantage of merger relief under s131 Companies Act 1985 in recording the shares issued under this arrangement. Prior to the merger, substantially all of Xstrata AG's assets and liabilities, including investments in subsidiaries, were contributed to Xstrata (Schweiz) AG, a 100 per cent. owned subsidiary, in exchange for the issue of additional shares in Xstrata (Schweiz) AG (refer to note 24 and 25).

Duiker Group and Enex Group

Effective 1 March 2002, the Company acquired 100 per cent. of the issued share capital of Glencore Overseas AG (of which Enex Resources Limited is a wholly owned subsidiary), Duiker Marketing AG and Duiker Mining (Proprietary) Limited for cash and 78.6 million ordinary shares in Xstrata with an aggregate value of US$2,074.9 million (including acquisition costs of US$7.0 million). In addition, the Company assumed the net indebtedness of Glencore Overseas AG, Duiker Marketing AG and Duiker Mining (Proprietary) Limited and each of their subsidiaries, amounting to US$505.1 million. The fair value of net assets acquired was US$2,074.9 million.

Net assets at the date of acquisition are as follows:	Book value US$m	Revaluation adjustments US$m	Fair value to Group US$m
Duiker Group			
Intangible assets[i]	–	681.6	681.6
Tangible assets[i]	375.2	49.4	424.6
Investments	17.3	–	17.3
Stocks	30.7	–	30.7
Debtors due within one year	56.7	–	56.7
Debtors due after one year	17.4	–	17.4
Cash	25.4	–	25.4
Creditors due within one year[ii]	(64.4)	(2.2)	(66.6)
Creditors due in more than one year	(53.1)	–	(53.1)
Provisions for liabilities and charges	(59.7)	–	(59.7)
Attributable net assets	345.5	728.8	1,074.3
Discharged by:			
Consideration – cash			1,074.3
Enex Group			
Tangible assets[i]	709.5	864.2	1,573.7
Investments[i]	5.5	25.0	30.5
Stocks	46.4	–	46.4
Debtors due within one year	68.5	–	68.5
Debtors due after one year	81.3	–	81.3
Cash	62.0	–	62.0
Creditors due within one year[iii]	(107.4)	(4.0)	(111.4)
Creditors due in more than one year	(528.6)	–	(528.6)
Provisions for liabilities and charges	(51.7)	–	(51.7)
Net assets	285.5	885.2	1,170.7
Equity minority interests			(170.1)
Attributable net assets			1,000.6
Discharged by:			
Consideration – cash			26.6
Consideration – shares			974.0
			1,000.6
Total attributable net assets			2,074.9
Discharged by:			
Consideration – cash			1,100.9
Consideration – shares			974.0
			2,074.9

[i] The revaluation adjustments relate to a revaluation of ports, export rights, mineral rights, plant and equipment to their fair value at the date of acquisition.
[ii] The revaluation adjustment was to increase the mine closure provision at Strathrae.
[iii] The revaluation adjustment was to provide for US$/A$ foreign exchange contracts that were in mark to market loss positions at the date of acquisition.

During the year ended 31 December 2002 the Duiker Group contributed US$100.4 million to the Group operating cash flows, paid US$1.2 million in respect of net returns on investments and servicing of finance, US$18.9 million in respect of taxation and utilised US$62.2 million for capital and financial investment.

The Duiker Group earned a profit after tax of US$93.2 million in the year ended 31 December 2002 (2001 US$154.1 million) of which US$18.0 million arose in the period from 1 January 2002 to 28 February 2002. The summarised profit and loss account for the period from 1 January 2002 to the date of acquisition is as follows:

	US$m
Turnover	59.4
Operating profit	22.9
Profit before tax	22.3
Taxation	(4.3)
Attributable profit	18.0

There were no other recognised gains and losses in the two months ended 28 February 2002.

During the year ended 31 December 2002 the Enex Group contributed US$141.9 million to the Group operating cash flows, received US$0.1 million in respect of net returns on investments and servicing of finance, paid US$10.9 million in respect of taxation and utilised US$68.6 million for capital and financial investment.

The Enex Group earned a profit after tax and minority interests of US$116.6 million in the year ended 31 December 2002 (2001 US$84.7 million) of which US$14.3 million arose in the period from 1 January 2002 to 28 February 2002. The summarised profit and loss account for the period from 1 January 2002 to the date of acquisition is as follows:

	US$m
Turnover	122.6
Operating profit	25.9
Profit before tax	24.2
Taxation	(8.5)
Minority interests	(1.4)
Attributable profit	14.3

There were no other recognised gains and losses in the two months ended 28 February 2002.

Ravensworth and Narama Operations

On 14 March 2002, the Group acquired the Ravensworth and Narama operations for cash of US$72.4 million. The fair value of net assets acquired was US$72.4 million.

Net assets at date of acquisition are as follows:	Book value US$m	Revaluation adjustments US$m	Fair value to Group US$m
Tangible assets(i)	32.2	62.6	94.8
Stocks	2.2	–	2.2
Debtors	6.8	–	6.8
Creditors due within one year(ii)	(16.8)	(14.6)	(31.4)
Attributable net assets	24.4	48.0	72.4
Discharged by:			
Consideration – cash			72.4

(i) The revaluation adjustment was to revalue mineral rights to their fair value.
(ii) The revaluation adjustment was to provide for out of the money mine contracts.

During the year ended 31 December 2002 the Ravensworth Group contributed US$2.0 million to the Group operating cash flows, paid US$2.1 million in respect of taxation and utilised US$4.2 million for capital and financial investment. The assets acquired were part of a larger Group and pre-acquisition profit and loss results are not available on a comparative basis.

Nordenham Zinc Smelter

The group acquired the Nordenham zinc smelter on 31 December 2002. Refer to note 15 for further details.

Asturiana de Zinc SA

On 3 May 2001, the Group acquired Asturiana de Zinc SA for a consideration of US$453.6 million. A US$24.4 million revaluation adjustment was made to decrease deferred tax benefits, increase deferred tax liabilities and provide for taxation that had previously been recognised at the acquisition date. These relate to tax losses that are no longer considered more likely than not to be recoverable.

	Fair value as previously reported US$m	Revisions US$m	Final fair value to Group US$m
Tangible assets	439.9	–	439.9
Stocks	62.5	–	62.5
Debtors	56.8	(3.0)	53.8
Cash	20.0	–	20.0
Creditors due within one year	(129.3)	(7.0)	(136.3)
Creditors due in more than one year	(53.7)	–	(53.7)
Provision for liabilities and charges	(38.6)	(14.4)	(53.0)
Net assets	357.6	(24.4)	333.2
Equity minority interests	(16.1)	–	(16.1)
Attributable net assets	341.5	(24.4)	317.1
Goodwill arising on acquisition	112.1	24.4	136.5
	453.6	–	453.6
Discharged by:			
Consideration – cash	453.6	–	453.6

3. Segmental analysis

By area of activity

		Alloys		Other			
For the year ended 31 December 2000	Coal US$m	Chrome US$m	Vanadium US$m	Aluminium US$m	Magnesium US$m	Forestry US$m	Total US$m
Turnover							
Continuing operations	–	419.4	68.5	–	–	56.6	544.5
Discontinued operations	35.3	–	–	18.1	–	–	53.4
							597.9
Operating profit							
Continuing operations	–	114.9	20.6	–	–	2.4	137.9
Discontinued operations	(3.6)	–	–	1.0	–	–	(2.6)
Common costs and income							(4.7)
Operating profit							130.6
Profit on sale of fixed assets							57.8
Loss on disposal of operations							–
EBIT	(3.6)	114.9	20.6	1.0	–	2.4	188.4
Net interest and similar charges							(11.5)
Profit on ordinary activities before taxation							176.9
Tangible assets							
Continuing operations	38.0	317.9	207.4	–	0.9	39.3	603.5
Unallocated tangible assets							0.7
Tangible assets							604.2
Attributable net assets							
Continuing operations	–	339.3	205.5	–	3.7	31.5	580.0
Discontinued operations	39.9	–	–	–	–	–	39.9
Unallocated attributable net assets							54.4
Attributable net assets							674.3
Capital expenditure							
Continuing operations	1.0	27.5	15.8	–	2.6	6.3	53.2
Unallocated capital expenditure							2.9
Capital expenditure							56.1

Note: The segmental analysis disclosures for EBITDA and net current assets have not been included for the year ended 31 December 2000 as this information had not been previously reported and was not required to be disclosed.

By area of activity

For the year ended 31 December 2001	Coal US$m	Alloys Chrome US$m	Alloys Vanadium US$m	Zinc US$m	Other Magnesium US$m	Other Forestry US$m	Total US$m
Turnover							
Continuing operations	–	257.7	63.5	266.6	–	25.8	613.6
Turnover of the following acquisitions is included in the above:							
– Asturiana	–	–	–	266.6	–	–	266.6
EBITDA							
Continuing operations	–	64.3	9.2	65.9	(4.1)	0.8	136.1
Common costs and income							(10.1)
EBITDA							126.0
Operating profit							
Continuing operations	–	59.3	(42.4)	44.8	(5.0)	0.5	57.2
Common costs and income							(10.3)
Operating profit							46.9
Profit on sale of fixed assets							0.5
Loss on disposal of operations							(1.9)
EBIT	–	59.3	(42.4)	44.8	(5.0)	0.5	45.5
Net interest and similar charges							(21.6)
Profit on ordinary activities before taxation							23.9
Operating profit of the following acquisitions is included in the above:							
– Asturiana	–	–	–	44.8	–	–	44.8
Tangible assets							
Continuing operations	–	189.9	104.6	387.8	21.8	32.6	736.7
Unallocated tangible assets							0.6
Tangible assets							737.3
Net current assets							
Continuing operations	–	99.0	24.0	80.5	0.5	1.2	205.2
Unallocated net current assets							(59.6)
Net current assets							145.6
Attributable net assets							
Continuing operations	–	188.0	106.6	548.0	25.3	21.8	889.7
Unallocated attributable net assets							(350.6)
Attributable net assets							539.1
Attributable net assets of the following acquisitions are included in the above:							
– Asturiana	–	–	–	548.0	–	–	548.0
Capital expenditure							
Continuing operations	–	30.5	4.0	69.5	21.8	3.7	129.5
Unallocated capital expenditure							13.4
Capital expenditure							142.9

By area of activity For the year ended 31 December 2002	Coal US$m	Alloys Chrome US$m	Vanadium US$m	Zinc US$m	Other Magnesium US$m	Forestry US$m	Total US$m
Turnover							
Continuing operations	1,037.3	290.2	76.4	400.0	3.2	2.2	1,809.3
Turnover of the following acquisitions is included above							
– Duiker Group	319.8	–	–	–	–	–	319.8
– Enex Group	717.5	–	–	–	–	–	717.5
EBITDA							
Continuing operations	278.7	62.8	10.4	88.4	(4.9)	0.4	435.8
Common costs and income							(22.1)
EBITDA							413.7
Operating profit							
Continuing operations	177.7	55.7	(21.5)	54.3	(30.2)	(0.5)	235.5
Common costs and income							(24.0)
Operating profit	177.7	55.7	(21.5)	54.3	(30.2)	(0.5)	211.5
Income from associates	0.7	–	–	–	–	–	0.7
Profit on sale of fixed assets	3.0	0.1	–	–	–	–	3.1
EBIT	181.4	55.8	(21.5)	54.3	(30.2)	(0.5)	215.3
Net interest and similar charges							(37.4)
Profit on ordinary activities before taxation							177.9
Operating profit of the following acquisitions is included above:							
– Duiker Group	77.1	–	–	–	–	–	77.1
– Enex Group	100.6	–	–	–	–	–	100.6
Tangible assets							
Continuing operations	2,392.2	281.4	83.8	463.2	–	31.8	3,252.4
Unallocated tangible assets							2.3
Tangible assets							3,254.7
Net current assets							
Continuing operations	148.1	119.3	46.8	53.8	2.2	1.3	371.5
Unallocated tangible assets							(162.5)
Net current assets							209.0
Attributable net assets							
Continuing operations	3,096.5	245.3	122.6	612.6	2.2	21.0	4,100.2
Unallocated attributable net assets							(534.1)
Attributable net assets							3,566.1
Attributable net assets of the following acquisitions are included above:							
– Duiker Group	1,409.9	–	–	–	–	–	1,409.9
– Enex Group	1,686.6	–	–	–	–	–	1,686.6
Capital expenditure							
Continuing operations	111.1	7.3	1.1	30.2	0.6	1.7	152.0
Unallocated capital expenditure							2.1
Capital expenditure							154.1
Capital expenditure of the following acquisitions is included in the above:							
– Duiker Group	44.8	–	–	–	–	–	44.8
– Enex Group	66.3	–	–	–	–	–	66.3

By geographical region For the year ended 31 December 2000	Africa US$m	Americas US$m	Australasia US$m	Europe US$m	Total US$m
Turnover by origin					
Continuing operations	481.1	56.6	6.8	–	544.5
Discontinued operations	–	18.0	35.4	–	53.4
					597.9
Turnover by destination					
Continuing operations	8.5	118.7	178.5	238.8	544.5
Discontinued operations	–	18.0	35.2	0.2	53.4
					597.9
Operating profit					
Continuing operations	135.5	2.4	–	–	137.9
Discontinued operations	–	1.0	(3.6)	–	(2.6)
Common costs and income					(4.7)
Operating profit					130.6
Profit on sale of fixed assets					57.8
Loss on disposal of operations					–
EBIT					188.4
Net interest and similar charges					(11.5)
Profit on ordinary activities before taxation					176.9
Tangible assets					
Continuing operations					603.5
Unallocated tangible assets					0.7
Tangible assets					604.2
Attributable net assets					
Continuing operations	465.1	35.2	79.7	–	580.0
Discontinued operations	–	–	39.9	–	39.9
Unallocated attributable net assets					54.4
Attributable net assets					674.3
Capital expenditure					
Continuing operations	32.7	8.9	11.7	2.8	56.1

Note: The segmental analysis disclosures for EBITDA and net current assets have not been included for the year ended 31 December 2000 as this information had not been previously reported and was not required to be disclosed.

By geographical region For the year ended 31 December 2001	Africa US$m	Americas US$m	Asia US$m	Australia US$m	Europe US$m	Total US$m
Turnover by origin						
Continuing operations	310.3	25.8	–	10.9	266.6	613.6
Turnover of the following acquisitions is included in the above:						
– Asturiana	–	–	–	–	266.6	266.6
Turnover by destination						
Continuing operations	16.6	41.3	105.4	0.2	450.1	613.6
EBITDA						
Continuing operations	85.8	(3.3)	–	(12.3)	65.9	136.1
Common costs and income						(10.1)
EBITDA						126.0
Operating profit						
Continuing operations	77.9	(4.5)	–	(61.0)	44.8	57.2
Common costs and income						(10.3)
Operating profit						46.9
Profit on sale of fixed assets						0.5
Loss on disposal of operations						(1.9)
EBIT	77.9	(4.5)	–	(61.0)	44.8	45.5
Net interest and similar charges						(21.6)
Profit on ordinary activities before taxation						23.9
Operating profit of the following acquisitions is included in the above:						
– Asturiana	–	–	–	–	44.8	44.8
Tangible assets						
Continuing operations	266.5	54.4	–	28.0	387.8	736.7
Unallocated tangible assets						0.6
Tangible assets						737.3
Net current assets						
Continuing operations	121.8	1.7	–	1.2	80.5	205.2
Unallocated net current assets						(59.6)
Net current assets						145.6
Attributable net assets						
Continuing operations	265.5	47.1	–	29.1	548.0	889.7
Unallocated attributable net assets						(350.6)
Attributable net assets						539.1
Attributable net assets of the following acquisitions are included in the above:						
– Asturiana	–	–	–	–	548.0	548.0
Capital expenditure						
Continuing operations	32.1	25.5	–	2.4	82.9	142.9

By geographical region For the year ended 31 December 2002	Africa US$m	Americas US$m	Asia US$m	Australia US$m	Middle East US$m	Europe US$m	Total US$m
Turnover by origin							
Continuing operations	677.3	5.4	–	726.6	–	400.0	1,809.3
Turnover of the following acquisitions is included above							
– Duiker Group	319.8	–	–	–	–	–	319.8
– Enex Group	–	–	–	717.5	–	–	717.5
Turnover by destination							
Continuing operations	98.3	85.9	646.6	129.6	34.4	814.5	1,809.3
EBITDA							
Continuing operations	188.5	(4.5)	–	163.4	–	88.4	435.8
Common costs and income							(22.1)
EBITDA							413.7
Operating profit							
Continuing operations	153.5	(30.7)	–	58.4	–	54.3	235.5
Common costs and income							(24.0)
Operating profit	153.5	(30.7)	–	58.4	–	54.3	211.5
Income from associates	–	–	–	0.7			0.7
Profit on sale of fixed assets	3.0	–	–	0.1	–	–	3.1
EBIT	156.5	(30.7)	–	59.2	–	54.3	215.3
Net interest and similar charges							(37.4)
Profit on ordinary activities before taxation							177.9
Operating profit of the following acquisitions is included above							
– Duiker Group	77.1	–	–	–	–	–	77.1
– Enex Group	–	–	–	100.6	–	–	100.6
Tangible assets							
Continuing operations	947.5	31.8	–	1,809.9	–	463.2	3,252.4
Unallocated tangible assets							2.3
Tangible assets							3,254.7
Net current assets							
Continuing operations	190.7	3.5	–	123.5	–	53.8	371.5
Unallocated net current assets							(162.5)
Net current assets							209.0
Attributable net assets							
Continuing operations	1,777.5	23.2	–	1,686.9	–	612.6	4,100.2
Unallocated attributable net assets							(534.1)
Attributable net assets							3,566.1
Attributable net assets of the following acquisitions are included above:							
– Duiker Group	1,409.9	–	–	–	–	–	1,409.9
– Enex Group	–	–	–	1,686.6	–	–	1,686.6
Capital expenditure							
Continuing operations	53.1	2.3	–	66.4	–	32.3	154.1
Capital expenditure of the following acquisitions is included above:							
– Duiker Group	44.8	–	–	–	–	–	44.8
– Enex Group	–	–	–	66.3	–	–	66.3

4. Exceptional costs – impairment of assets	2000 US$m	2001 US$m	2002 US$m
Vanadium – Australia	–	45.5	28.6
Magnesium	–	–	22.2
	–	45.5	50.8

Due to depressed market conditions, operational difficulties and forecast future operating losses, an additional provision of US$28.6 million (2001 US$45.5 million), (2000 US$nil) was recorded to reflect impairment in the carrying value of the Windimurra vanadium plant in Australia, reducing its carrying value to US$nil at 31 December 2002. The fair value of the operation is very sensitive to the long term US$/A$ exchange rate and vanadium pentoxide price.

Due to current market conditions and forecast future operating losses, a provision of US$22.2 million (2001 US$nil), (2000 US$nil) was recorded to reduce the carrying value of the magnesium recycling plant, technology rights and a long term receivable in the United States of America to US$nil at 31 December 2002.

There is no tax effect relating to these exceptional costs.

5. Net operating costs	Discontinued US$m	Ongoing US$m	Total US$m
2000			
Continuing operations:			
Cost of sales	46.9	298.1	345.0
Distribution costs	6.3	87.9	94.2
Administrative expenses	2.8	36.5	39.3
Other operating expenses	(1.8)	(9.4)	(11.2)
Net operating costs	54.2	413.1	467.3

	Total US$m
2001	
Continuing operations:	
Cost of sales – pre-exceptional costs	437.1
Exceptional costs – impairment of assets (refer to note 4)	45.5
Cost of sales	482.6
Distribution costs	64.7
Administrative expenses	24.8
Other operating income	(5.4)
Net operating costs	566.7

	Acquisitions US$m	Ongoing US$m	Total US$m
2002			
Continuing operations:			
Cost of sales – pre-exceptional costs	666.0	571.6	1,237.6
Exceptional costs – impairment of assets (refer to note 4)	–	50.8	50.8
Cost of sales	666.0	622.4	1,288.4
Distribution costs	168.5	70.0	238.5
Administrative expenses	20.6	35.2	55.8
Other operating expenses	4.5	10.6	15.1
Net operating costs	859.6	738.2	1,597.8

6. Operating profit

This is stated after charging/(crediting):	2000 US$m	2001 US$m	2002 US$m
Auditors remuneration:			
– Group auditors – UK	–	–	0.2
– Group auditors – overseas	0.4	0.5	1.0
– Other auditors	–	–	0.1
	0.4	0.5	1.3
Amounts paid to auditors for non audit work:			
Group auditors			
– IPO and acquisitions	–	0.3	13.7
– Taxation	0.6	0.7	0.9
– Other	0.4	–	0.3
Other audit firms			
– Internal audit	–	–	0.3
– Other	–	0.1	0.8
	1.0	1.1	16.0
Depreciation of owned assets	21.1	29.4	134.7
Depreciation of assets held under finance leases and hire purchase contracts	–	–	4.9
Impairment of assets	–	45.5	50.8
	21.1	74.9	190.4
Amortisation of goodwill	–	4.0	6.4
Amortisation of other intangibles	0.6	2.6	1.6
	0.6	6.6	8.0
Operating lease rentals – property	0.3	0.2	0.7
Operating lease rentals – plant and equipment	–	0.4	2.4
	0.3	0.6	3.1
Government grants received*		–	(2.6)
Research and development written-off*		0.8	0.1
Royalties*		0.6	34.2

The group audit fees include US$46,000 (2001 US$39,000) in respect of the parent company.

** This information was not disclosed, or required to be disclosed for the year ended 31 December 2000*

7. Staff costs

	2000 US$m	2001 US$m	2002 US$m
Wages and salaries	63.0	73.6	207.6
Social security costs	5.6	11.8	17.1
Pension and other post-retirement benefit costs (refer to note 30)	0.7	0.4	16.0
	69.3	85.8	240.7

The average monthly number of employees, which includes Executive Directors and excludes employees of associates, during the year was as follows:

Coal	147	–	6,611
Chrome	3,116	3,304	2,789
Vanadium	641	707	713
Zinc	–	1,264	1,219
Magnesium	2	38	36
Forestry	79	13	14
Corporate/unallocated	15	14	27
	4,000	5,340	11,409

By geographic location:		
Africa	3,931	8,457
Americas	51	51
Australia	80	1,656
Europe	1,278	1,245
	5,340	11,409

Note: Employee numbers by geographic location has not been presented for the year ended 31 December 2000 as this information was not previously required or disclosed.

8. Profit/loss on disposal of operations	2000 US$m	2001 US$m	2002 US$m
Forestal del Sur Ltda	–	(1.8)	–
Xstrata Coal Pty Ltd	–	(0.1)	–
Sale of interest in Aluminium and Oil & Gas assets	57.9	–	–
	57.9	(1.9)	–

On 1 July 2001 Forestal del Sur Ltda was divested for consideration of US$4.0 million whilst its subsidiary, Forestal Los Lagos SA, was retained within the Group. US$3.3 million was received in November 2001 and US$0.7 million in October 2002. A loss of US$1.8 million arose on disposal.

On 1 January 2001, Xstrata Coal Pty Ltd was divested for consideration of US$64.0 million. A loss of US$0.1 million arose on disposal.

There is no tax effect in relation to these losses.

The gain of US$57.9 million relates to the sale of the Aluminium and Oil and Gas assets.

9. Interest payable and similar charges	2000 US$m	2001 US$m	2002 US$m
Amortisation of financing costs	–	–	7.4
Bank loans and overdrafts	13.5	23.1	32.1
Finance charges payable under finance leases and hire purchase contracts	–	–	0.9
Discounting on provisions (refer to note 23)	–	–	2.6
Interest payable – other	0.6	0.6	1.5
	14.1	23.7	44.5

10. Tax on profit on ordinary activities	2000 US$m	2001 US$m	2002 US$m
The taxation (charge)/credit is made up as follows:			
UK taxation			
– Current	–	–	(0.1)
Other overseas taxation			
– Current	(13.3)	(1.4)	(30.8)
– Prior year adjustments	–	–	3.4
Total current taxation charge for the year	(13.3)	(1.4)	(27.5)
Deferred taxation:			
Origination and reversal of timing differences	(8.3)	(9.2)	(2.3)
Total taxation charge	(21.6)	(10.6)	(29.8)

The statutory tax provision at the weighted average rate is generally calculated on the basis of pre-tax earnings or losses in each country and the applicable statutory tax rates. The difference between the effective provision for income tax and the statutory tax provision at the weighted average tax rate is reconciled as follows:

	2000 US$m	2001 US$m	2002 US$m
Profit on ordinary activities before tax	176.9	23.9	177.9
Statutory provision for tax at weighted average rate 22.1% (2001 27.5%), (2000 16.2%)	(28.7)	(6.6)	(39.4)
Permanent differences			
– Amortisation of goodwill		(0.6)	(1.1)
– Non-deductible depreciation		(1.8)	(19.0)
– Other		(1.6)	1.2
	7.1	(4.0)	(18.9)
Timing differences			
– Capital allowances more than depreciation		3.2	6.8
– Employee entitlements		(0.1)	(0.1)
– Restoration and rehabilitation		(0.1)	(0.8)
– Other provisions		(0.1)	3.1
– Tax losses		7.0	19.9
– Other		(0.7)	(1.5)
	8.3	9.2	27.4
Current tax charge – current year	(13.3)	(1.4)	(30.9)
Adjustments to tax charge in respect to previous periods	–	–	3.4
Total current tax charge for the year	(13.3)	(1.4)	(27.5)
Deferred tax movements taken to the profit and loss account	(8.3)	(9.2)	(2.3)
Tax on profit on ordinary activities	(21.6)	(10.6)	(29.8)

The deferred tax charge for 2002 has been reduced by US$27.3 million as a consequence of recognition of the benefit of an uplift in the basis of certain Australian coal assets upon entry into the new Australian fiscal consolidation regime.

The breakdown of permanent and timing differences for the year ended 31 December 2000 were not previously required or disclosed.

Deferred tax assets and liabilities recognised are as follows:	2000 US$m	2001 US$m	2002 US$m
Accelerated capital allowances	(110.2)	(18.9)	(129.1)
Provisions	–	8.7	60.9
Tax losses	2.5	–	24.0
Other timing differences	8.7	(13.4)	(11.9)
Net provision for deferred tax liability	(99.0)	(23.6)	(56.1)
At 1 January	(109.9)	(64.6)	(23.6)
Acquisition of subsidiaries	19.2	13.4	(5.2)
Deferred tax charge in profit and loss account	(8.3)	(9.2)	(2.3)
Translation adjustments	–	36.8	(25.0)
At 31 December	(99.0)	(23.6)	(56.1)
Debtors: amounts falling due after more than one year (refer to note 17)	–	0.2	31.6
Provision for liabilities and charges (refer to note 23)	(99.0)	(23.8)	(87.7)
	(99.0)	(23.6)	(56.1)

Deferred taxation not recognised in respect of tax losses and other timing differences amounts to US$40.4 million for 2002 (2001 US$19.5 million). These assets will be recognised should it become more likely than not that taxable profits or timing differences against which they may be deducted arise.

11. Earnings per Ordinary Share

The calculation of earnings, and fully diluted earnings, per ordinary share is based on earnings of US$142.3 million (2001 US$11.3 million), (2000 US$155.3 million) and on 219,534,000 (2001 57,792,000), (2000 57,695,000) ordinary shares, being the weighted average number of ordinary shares in issue during the year. There is no material difference between basic and diluted earnings per share.

Basic earnings per ordinary share excludes shares held in an Employee Share Ownership Trust to be used when Director and employee share options are exercised (refer to note 15). Diluted earnings per share is based on basic earnings per share adjusted for the potential dilution if Director and employee share options are exercised.

12. Dividends	2000 US$m	2001 US$m	2002 US$m
Dividends declared	–	–	50.3
Dividends paid	–	–	–
	–	–	50.3

	2000 US$	2001 US$	2002 US$
Dividend per share	–	–	0.20

Dividends declared in respect of the year ended 31 December 2002 will be paid on 23 May 2003.

13. Intangible Assets	Coal export rights US$m	Goodwill US$m	Other US$m	Total US$m
Cost				
At 1 January 2002	–	136.5	17.1	153.6
Acquisition of subsidiaries	681.6	–	–	681.6
Additions	–	–	0.2	0.2
Disposals	–	–	(4.8)	(4.8)
Translation adjustments	182.3	22.4	0.7	205.4
At 31 December 2002	863.9	158.9	13.2	1,036.0
Accumulated amortisation				
At 1 January 2002	–	3.7	3.5	7.2
Amortisation	–	6.4	1.6	8.0
Disposals	–	–	(1.6)	(1.6)
Impairment (refer to note 4)	–	–	1.7	1.7
Translation adjustments	–	2.2	0.8	3.0
At 31 December 2002	–	12.3	6.0	18.3
Net book value				
At 1 January 2002	–	132.8	13.6	146.4
At 31 December 2002	863.9	146.6	7.2	1,017.7

Intangible assets have been reclassified from previously published information. The previously published information and the adjustments effected in arriving at the adjusted intangible assets as presented above are outlined below and relate to adjustments to the fair values attributed to Asturiana de Zinc S.A.

	Licenses Concessions Trademarks US$m	Goodwill US$m	Borrowing costs US$m	Other US$m	Total US$m
Cost					
At 1 January 2000	0.6	1.6	–	0.5	2.7
Reclassifications	(0.6)	(1.8)	–	2.4	–
Additions	–	0.2	2.0	1.7	3.9
Disposals	–	(0.2)	–	–	(0.2)
Translation adjustments	–	–	–	–	–
At 31 December 2000	–	(0.2)	2.0	4.6	6.4
Reclassification to tangible fixed assets	–	–	–	(0.4)	(0.4)
Write off previously capitalised formation costs	–	–	–	(0.1)	(0.1)
Additions	–	–	7.6	3.9	11.5
Acquisitions	1.7	112.1	–	2.1	115.9
Translation adjustments	–	(0.5)	–	(0.4)	(0.9)
At 31 December 2001					
As previously reported	1.7	111.4	9.6	9.7	132.4
Restatement	(1.7)	25.1	(9.6)	7.4	21.2
Restated	–	136.5	–	17.1	153.6
Accumulated amortisation					
At 1 January 2000	0.2	0.1	–	–	0.3
Reclassifications	(0.2)	(0.3)	–	0.5	–
Amortisation	–	–	0.2	0.5	0.7
Translation adjustments	–	–	–	–	–
At 31 December 2000	–	(0.2)	0.2	1.0	1.0
Reclassification to tangible fixed assets	–	–	–	(0.2)	(0.2)
Amortisation	–	4.0	0.1	2.5	6.6
Translation adjustments	–	(0.1)	–	–	(0.1)
At 31 December 2001					
As previously reported	–	3.7	0.3	3.3	7.3
Restatement	–	–	(0.3)	0.2	(0.1)
Restated	–	3.7	–	3.5	7.2
Net book value					
At 1 January 2000	0.4	1.5	–	0.5	2.4
At 31 December 2000	–	–	1.8	3.6	5.4
At 31 December 2001					
As previously reported	1.7	107.7	9.3	6.4	125.1
Restatement	(1.7)	25.1	(9.3)	7.2	21.3
Restated	–	132.8	–	13.6	146.4

The Group has a 20.91 per cent. interest in the service organisation, Richards Bay Coal Terminal Company Limited, through which the shareholders gain access to export markets enabling them to realise higher sales prices than in the domestic market. The Directors regard the right to export coal afforded by the interest in the terminal to have an indefinite life, as the operations utilising the terminal have appropriate reserves (including undeveloped reserves) to allow the use of the terminal for an indefinite period. The land on which the terminal operates is leased on a long term basis from the state owned ports authority. There has been a history of lease renewal and extension by Richards Bay Coal Terminal Company Limited and it is the intention to continually renew the long term lease. Accordingly, these coal export rights are not amortised but subject to an annual asset impairment review.

Goodwill is amortised over the economic lives of the relevant business units over a period of 20 years.

14. Tangible Fixed Assets	Land and buildings US$m	Mining properties and leases US$m	Plant and equipment US$m	Capital works in progress US$m	Total US$m
Cost					
At 1 January 2002	157.6	140.7	519.3	11.3	828.9
Acquisitions of subsidiaries	49.4	1,393.8	624.8	25.1	2,093.1
Additions	14.9	15.5	77.0	47.6	155.0
Disposals	(1.5)	(4.6)	(14.7)	–	(20.8)
Reclassifications	58.8	11.2	(48.6)	(21.4)	–
Translation adjustments	46.4	197.2	338.6	5.8	588.0
At 31 December 2002	325.6	1,753.8	1,496.4	68.4	3,644.2
Accumulated depreciation					
At 1 January 2002	6.8	20.1	64.7	–	91.6
Depreciation	12.2	52.2	75.2	–	139.6
Disposals	(0.8)	(5.3)	(5.0)	–	(11.1)
Impairment (refer to note 4)	6.0	0.4	41.4	0.2	48.0
Reclassifications	–	29.9	(29.9)	–	–
Translation adjustments	14.7	13.1	93.6	–	121.4
At 31 December 2002	38.9	110.4	240.0	0.2	389.5
Net book value					
At 1 January 2002	150.8	120.6	454.6	11.3	737.3
At 31 December 2002	286.7	1,643.4	1,256.4	68.2	3,254.7

Tangible fixed assets have been restated from previously published information. The previously published information and the adjustments effected in arriving at the adjusted tangible fixed assets as presented above are outlined below and represent the reversal of a deferred tax liability on a revalued asset.

	Capital works in progress & other US$m	Plantations US$m	Mining properties & mine development expenditure US$m	Land and plant US$m	Total US$m
Cost					
At 1 January 2000	35.0	25.0	501.5	457.2	1,018.7
Additions	34.0	4.7	8.5	4.9	52.1
Reclassification	5.2	(7.7)	(15.0)	17.5	–
Disposals	(0.7)	–	(0.2)	(3.1)	(4.0)
Acquired/(disposed) of with operations	(2.7)	–	(130.2)	(76.3)	(209.2)
Exchange adjustment	(11.7)	(0.8)	(67.5)	(59.7)	(139.7)
At 31 December 2000	59.1	21.2	297.1	340.5	717.9
Additions	29.0	3.4	0.5	96.7	129.6
Disposals	(1.1)	(1.2)	–	(2.6)	(4.9)
Reclassification	(35.1)	–	6.4	29.1	0.4
Acquisition of subsidiary undertaking	12.9	–	1.0	328.3	342.2
Impairment	–	(1.2)	(23.4)	(24.2)	(48.8)
Exchange adjustment	(21.2)	(2.6)	(106.5)	(142.7)	(273.0)
At 31 December 2001					
As previously reported	43.6	19.6	175.1	625.1	863.4
Restatement	–	–	(34.5)	–	(34.5)
Restated	43.6	19.6	140.6	625.1	828.9
Accumulated depreciation					
At 1 January 2000	5.9	3.0	106.6	96.9	212.4
Provided during the year	5.6	–	5.7	10.5	21.8
Disposals	(0.5)	–	–	(1.0)	(1.5)
Acquired/(disposed) of with operations	–	–	(81.6)	(18.7)	(100.3)
Reclassification	3.0	(3.0)	–	–	–
Exchange adjustment	(0.9)	–	(4.5)	(13.3)	(18.7)
At 31 December 2000	13.1	–	26.2	74.4	113.7
Provided during the year	3.2	–	7.8	28.8	39.8
Disposals	(0.9)	–	–	(0.8)	(1.7)
Reclassification	0.2	–	–	–	0.2
Impairment adjustment	–	–	(0.8)	(0.9)	(1.7)
Exchange adjustment	(6.7)	–	(13.1)	(38.9)	(58.7)
At 31 December 2001	8.9	–	20.1	62.6	91.6
Net book value					
At 1 January 2000	29.1	22.0	394.9	360.3	806.3
At 31 December 2000	46.0	21.2	270.9	266.1	604.2
At 31 December 2001					
As previously reported	34.7	19.6	155.0	562.5	771.8
Restatement	–	–	(34.5)	–	(34.5)
Restated	34.7	19.6	120.5	562.5	737.3

Land and buildings includes non-depreciating freehold land amounting to US$96.9 million (2001 US$39.7 million) and plantations US$19.5 million (2001 US$19.6 million). No long term leasehold land or investment properties are held.

Plant and equipment includes capitalized interest amounting to US$4.9 million (2001 US$4.8 million), (2000 US$6.9 million). US$0.5 million was capitalized during 2002 at an average rate of 3.7 per cent.

Included in the amounts for plant and equipment above are the following amounts relating to leased assets and assets acquired under hire purchase contracts:

	US$m
Cost	
At 1 January and 31 December 2000	–
At 31 December 2001	–
Acquisition of subsidiaries	40.8
Translation adjustments	3.6
At 31 December 2002	44.4
Accumulated depreciation	
At 1 January and 31 December 2000	–
At 31 December 2001	–
Depreciation provided during the year	4.9
Translation adjustments	0.1
At 31 December 2002	5.0
Net book value	
At 1 January and 31 December 2000	–
At 31 December 2001	–
	–
At 31 December 2002	39.4

15. Investments	Share of net assets in associates US$m	Own shares US$m	Rehabilitation trust fund US$m	Other fixed asset investments US$m	Total US$m
Cost					
At 1 January 2000	–	21.1	–	–	21.1
Acquisition of subsidiaries	–	–	–	–	–
Additions	–	12.9	–	–	12.9
Repayments	–	–	–	–	–
Disposals	–	(10.5)	–	–	(10.5)
Dividends from associates	–	–	–	–	–
Group share of profits	–	–	–	–	–
Translation adjustments	–	–	–	–	–
At 31 December 2000	–	23.5	–	–	23.5
Acquisition of subsidiaries	–	–	–	–	–
Additions	–	1.0	–	–	1.0
Repayments	–	–	–	–	–
Disposals	–	(1.6)	–	–	(1.6)
Dividends from associates	–	–	–	–	–
Group share of profits	–	–	–	–	–
Translation adjustments	–	–	–	–	–
At 31 December 2001	–	22.9	–	–	22.9
Acquisition of subsidiaries	0.1	–	17.3	30.4	47.8
Additions	–	0.5	–	100.0	100.5
Repayments	–	–	(0.7)	–	(0.7)
Disposals	–	–	–	(0.1)	(0.1)
Dividends from associates	(0.3)	–	–	–	(0.3)
Group share of profits	0.7	–	1.9	–	2.6
Translation adjustments	0.2	–	6.1	2.9	9.2
At 31 December 2002	0.7	23.4	24.6	133.2	181.9
Amounts provided					
At 31 December 2000	–	–	–	–	–
At 31 December 2001	–	–	–	–	–
At 31 December 2002	–	–	–	–	–
Net book value					
At 31 December 2000	–	23.5	–	–	23.5
At 31 December 2001	–	22.9	–	–	22.9
At 31 December 2002	0.7	23.4	24.6	133.2	181.9

Share of net assets of associates at 31 December is as follows:	2000 US$m	2001 US$m	2002 US$m
Fixed assets	–	–	5.9
Current assets	–	–	2.4
Liabilities due within one year	–	–	(1.1)
Liabilities due after more than one year	–	–	(6.5)
	–	–	0.7
Turnover	–	–	13.0

Own shares comprise shares of Xstrata held in the Employee Share Ownership Trust. The trust is used to co-ordinate the funding and manage the delivery of ordinary shares for options and LTIP (refer to note 33 for further details) awards granted under the LTIP. The trustee is not permitted to hold more than 5 per cent. of the issued share capital of the Company at any one time. At 31 December 2002, 1,250,120 (2001: 1,200,430), (2000: 1,224,700) shares were held by the trust (2000: held directly by the Company) with a market value of US$13.1 million (2001: US$14.6 million), (2000: US$35.7 million). Shares held by the trust are not entitled to dividends. Costs relating to the administration of the trust are expensed in the period in which they are incurred.

The rehabilitation trust fund in South Africa receives cash contributions to accumulate funds for the Group's rehabilitation liability relating to the eventual closure of the Group's coal operations. Amounts are paid out from the trust fund following completion and approval of the rehabilitation work by the South African Department of Minerals and Energy. The contributions to the trust fund are placed with investment bankers who are responsible for making investments in equity and money market instruments. The trust funds are to be used according to the terms of the trust deed and are not available for the general purpose of the Group.

On 31 December 2002, the Group entered into an acquisition agreement with Metaleurop (33 per cent. owned by Glencore International AG) to purchase the 133,000 tonnes per annum Nordenham zinc smelter in Germany for US$100 million (included in other fixed asset investments). The purchase price was settled in cash on 2 January 2003.

At the date of this report, there is insufficient information to allow a detailed analysis of the fair value of net assets acquired and the effect of the financial statements is not considered to be material.

16. Stocks	2000 US$m	2001 US$m	2002 US$m
Raw materials and consumables	34.1	60.3	98.5
Work in progress	0.1	10.4	15.3
Finished goods	80.6	74.0	180.6
	114.8	144.7	294.4

17. Debtors	2000 US$m	2001 US$m	2002 US$m
Amounts falling due within one year:			
Trade debtors	119.2	132.9	231.5
Advances and deposits	1.0	0.5	0.6
Prepayments and accrued income	1.1	4.1	11.8
Recoverable sales tax and prepaid income tax	7.7	5.0	6.7
Other debtors	4.2	28.0	26.7
	133.2	170.5	277.3
Amounts falling due after more than one year:			
Amounts owed by associates	–	–	6.5
Deferred taxes	–	0.2	31.6
Loans	4.0	5.3	5.0
Other debtors	0.9	7.7	33.1
	4.9	13.2	76.2

Factored receivables not recognised in trade debtors at 31 December 2002 amount to US$8.0 million (2001 US$24.0 million).

18. Creditors: amounts falling due within one year	2000 US$m	2001 US$m	2002 US$m
Bank loans(i)	–	79.0	0.3
Other loans(i)	–	–	1.8
Bank overdrafts(i)	9.5	1.4	4.2
Obligations under finance leases and hire purchase contracts(ii)	–	–	1.3
Trade creditors	73.3	102.1	230.9
Corporation tax	14.3	9.6	26.6
Dividend (refer to note 12)	–	–	50.3
Employee entitlements	–	3.6	21.8
Rehabilitation	–	–	1.2
Other creditors and accruals(iii)	19.8	33.0	189.2
	116.9	228.7	527.6

(i) Unsecured.
(ii) Secured over specific items of plant and equipment.
(iii) Includes US$100.0 million for the acquisition of Nordenham zinc smelter (refer to note 15).

19. Creditors: amounts falling due after more than one year	2000 US$m	2001 US$m	2002 US$m
Bank loans(i)	34.5	419.9	620.5
Other loans(ii)	–	2.1	18.1
Obligations under finance leases and hire purchase contracts(iii)	–	–	16.4
	34.5	422.0	655.0

(i) At 31 December 2002 US$12.0 million was secured.
(ii) Unsecured.
(iii) Secured over specific items of plant and equipment.

20. Bank loans	2000 US$m	2001 US$m	2002 US$m
Amounts falling due:			
Within one year	–	79.0	0.3
Between one and two years	–	79.0	0.3
Between two and five years	2.5	333.9	637.9
In five years or more	32.0	7.0	9.3
	34.5	498.9	647.8
Less: *loan arrangement fees*	–	–	(27.0)
	34.5	498.9	620.8
Less: included in creditors: amounts falling due within one year	–	(79.0)	(0.3)
	34.5	419.9	620.5
Details of loans not wholly payable within five years are as follows:			
ZAR unsecured loan	22.5	–	7.8
US$ secured loan	9.5	12.0	12.0

The ZAR loan was used to fund capital expenditure at the Richards Bay Coal Terminal with half-yearly loan repayments commencing in January 2006 until 2015. The average floating rate of interest payable was 13.6 per cent. per annum at 31 December 2002.

The US$ loan was used to fund the plantation acquisition in Chile with repayments of US$2.5 million due in 2005, US$2.5 in 2006, US$3.0 million in 2007 and US$4.0 million in 2008. The average floating rate of interest payable was 3.7 per cent. per annum at 31 December 2002.

Syndicated Loan Facility Agreement

In March 2002, Xstrata and certain members of the Group, the underwriters of the syndicated loan and certain other banks entered into a five year US$1,400 million committed multi-currency revolving Syndicated Loan Facility Agreement

(Facility reduction instalment after 36 months US$200 million, after 48 months US$200 million and at termination date US$1 billion or the amount of the total outstanding balance if lower). The purpose of the Syndicated Loan Facility was to finance the balance of the purchase of 100 per cent. of the issued share capital of Glencore Overseas AG, Duiker Marketing AG and Duiker Mining (Proprietary) Limited and to refinance existing financial indebtedness of certain members of the Group. The net loan proceeds drawn under this Facility totalled US$716.6 million.

The Syndicated Loan Facility bears interest at a rate based on the London inter-bank offered rate (LIBOR) plus a sliding scale determined by reference to a formula calculated on earnings before interest, tax, depreciation and amortisation (EBITDA). At 31 December 2002, the loan margin was at the lowest rate available under the facility. The Company is liable to pay a commitment fee on the un-drawn portion of the Syndicated Loan Facility at a rate per annum equal to 50 per cent. of the loan margin, payable quarterly in arrears.

21. Other loans	2000 US$m	2001 US$m	2002 US$m
Amounts falling due:			
Within one year	–	–	1.8
Between one and two years	–	0.6	13.3
Between two and five years	–	0.7	3.9
In five years or more	–	0.8	0.9
	–	2.1	19.9
Less: included in creditors: amounts falling due within one year	–	–	(1.8)
	–	2.1	18.1
	–	–	–
Details of loans not wholly payable within five years are as follows:			
Euro unsecured loan	–	2.1	2.2
A$ unsecured loan	–	–	17.7

The euro loans were received from the Ministry of Industry & Energy and Cantabria Government in Spain for San Juan de Nieva zinc smelter expansion projects. €0.6 million is subject to a fixed interest rate of 5.0 per cent. per annum and the balance of €1.5 million is interest free. €0.9 million of the interest free loan is due in 2014 with the balance due to be repaid by 2006.

The A$ loans have been advanced by the shareholders of Oakbridge Pty Ltd to fund operations. A$31.6 million is subject to a floating interest charge of 5.7 per cent., and due to be repaid early 2005.

22. Obligations under lease and hire purchase contracts	2000 US$m	2001 US$m	2002 US$m
Amounts due under finance leases and hire purchase contracts:			
Within one year	–	–	1.7
Between one and two years	–	–	1.4
Between two and five years	–	–	5.7
In five years or more	–	–	16.9
	–	–	25.7
Less finance charges allocated to future periods:			
Within one year	–	–	(0.4)
Between one and two years	–	–	(0.3)
Between two and five years	–	–	(2.6)
In five years or more	–	–	(4.7)
	–	–	17.7
Less: included in creditors: amounts falling due within one year	–	–	(1.3)
	–	–	16.4

	2000 US$m	2001 US$m	2002 US$m
Amounts due under non-cancellable operating leases:			
Land and buildings:			
Within one year	–	–	1.2
Between one and two years	–	–	1.3
Between two and five years	0.2	0.2	3.3
In five years or more	–	–	1.6
	0.2	0.2	7.4
Other:			
Within one year	0.1	0.4	4.9
Between one and two years	–	–	4.4
Between two and five years	0.8	6.1	11.6
In five years or more	–	2.6	3.0
	0.9	9.1	23.9

23. Provisions for liabilities and charges	Employee entitlements US$m	Post retirement benefits US$m	Rehabilitation costs US$m	Deferred taxation US$m	Other US$m	Total US$m
At 1 January 2002	–	18.7	29.8	23.8	16.8	89.1
Arising during the year	6.2	–	14.2	–	–	20.4
Acquisition of subsidiaries	31.0	3.6	48.8	23.2	4.8	111.4
Discounting	–	–	1.2	–	1.4	2.6
Utilised	(7.1)	(20.8)	(6.6)	13.8	(1.5)	(22.2)
Translation adjustments	3.5	3.7	15.0	26.9	0.7	49.8
At 31 December 2002	33.6	5.2	102.4	87.7	22.2	251.1

Provisions for liabilities and charges have been restated from previously published information. The previously published information and the adjustments effected in arriving at the adjusted provisions for liabilities and charges as presented above are outlined below.

	Employee entitlements US$m	Post retirement benefits US$m	Rehabilitation costs US$m	Deferred taxation US$m	Other US$m	Total US$m
At 1 January 2000	–	6.0	1.4	109.9	5.9	123.2
Arising during the year	–	–	0.4	8.3	0.3	9.0
Arising on the acquisition or disposal of subsidiary undertakings	–	–	(0.4)	(19.2)	(5.9)	(25.5)
Utilised and foreign exchange adjustments	–	(1.2)	(0.5)	–	–	(1.7)
At 31 December 2000	–	4.8	0.9	99.0	0.3	105.0
Arising on the acquisition or disposal of subsidiary undertakings	–	17.7	14.0	5.2	2.3	39.2
Arising during the year	–	–	0.2	9.2	14.3	23.7
Utilised and foreign exchange adjustments	–	(3.8)	(0.3)	(36.9)	(0.1)	(41.1)
At 31 December 2001:						
As reported previously	–	18.7	14.8	76.5	16.8	126.8
Restatements	–	–	15.0	(52.7)	–	(37.7)
Restated	–	18.7	29.8	23.8	16.8	89.1

Employee entitlement provision represents the value of excess leave entitlements allocated over the leave taken by the employees of the company. These amounts are expected to reverse as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. These costs are expected to be incurred over the next 20 years.

Post retirement benefits are provided for a number of current and former employees. Entitlement to these benefits is dependent upon the employee remaining in service until retirement age and is subject to periodic review. The Group recognises the estimated liability on an accrual basis over the working life of the eligible employees. These costs are expected to be incurred over the next 16 years.

Rehabilitation provision represents the accrued costs required to provide adequate restoration and rehabilitation upon the completion of mining activities. These amounts will reverse when such rehabilitation has been performed. The amount utilised in 2002 relates to the externalisation of the Spanish pension plan as disclosed in note 30. These costs are expected to be incurred over the next 26 years.

Other primarily relates to the deferral of payments for acquisition of mining rights in South Africa. The provision represents the net present value of payments to the vendor over the course of the agreement (expiration in 2014). These costs are expected to be incurred over the next 12 years.

24. Called up share capital	2000 US$m	2001 US$m	2002 US$m
Authorised share capital:			
350,000,000 ordinary shares of US$0.50 each (2000 59,000,000 ordinary shares of CHF1 each)	41.6	175.0	175.0
50,000 deferred shares of £1 each	–	0.1	0.1
1 special voting share of US$0.50	–	–	–
	41.6	175.1	175.1
Allotted, called up and fully paid:			
252,601,000 (2001: 59,000,000), (2000 59,000,000 ordinary shares of CHF1 each) ordinary shares of US$0.50 each	41.6	29.5	126.3
50,000 deferred shares of £1 each paid to £0.25	–	–	–
1 special voting share of US$0.50	–	–	–
	41.6	29.5	126.3

Merger of Xstrata AG and Xstrata

At 31 December 2001, Xstrata had authorised capital of £1,000 divided into 1,000 ordinary shares of £1.00 each and allotted, called up and fully paid capital of 1 ordinary share of £1.00. As described in note 2 and 25, 59,000,000 shares were issued to former Xstrata AG shareholders resulting in a restatement of share capital at 31 December 2001 to US$29.5 million.

The Global Offer and London Stock Exchange Listing

During the year 193,601,000 ordinary shares were issued. The Global Offer comprised an issue of 100 million new ordinary shares in Xstrata at an offer price of £8.70 per share. In connection with the Global Offer, on behalf of the underwriters, a manager's option was exercised by J.P. Morgan Securities Limited in consultation with other joint bookrunners, resulting in an additional 15 million new ordinary shares in Xstrata being issued on the same terms and conditions as the Global Offer, to cover over-allotments or further allotments and to cover short positions resulting from stabilisation transactions. The net cash proceeds from the Global Offer were US$1,335.3 million and the number of ordinary shares in issue of Xstrata following the completion of the Global Offer is 252.6 million, with Glencore International AG holding 40 per cent. of the issued share capital after being issued with 78.601 million shares as partial payment for the Coal assets (refer to note 2).

Deferred shares

On 9 February 2002, Xstrata issued one ordinary share of £1 for a cash consideration of £1. On 19 February 2002, Xstrata issued 49,998 ordinary shares of £1 each paid up to a quarter of the nominal value for a total consideration of £12,499.50. On 19 March 2002, the 50,000 issued ordinary shares of £1 each were designated as 50,000 deferred shares of £1 each.

The holders of deferred shares shall not have the right to receive notice of any general meeting of the Company nor the right to attend, speak or vote at any such general meeting. The deferred shares have no rights to dividends and, on a winding-up or other return of capital entitle the holder only to the repayment of the amounts paid upon such shares after

repayment of the nominal amount paid up on the Ordinary Shares, the nominal amount paid up on the special voting share plus the payment of £100,000 per Ordinary Share. The Company may, at its option, redeem all of the deferred shares in issue at any time (but subject to the minimum capital requirement of the Companies Act 1985) at a price not exceeding £1 for each share redeemed to be paid to the relevant registered holders of the shares.

Special Voting Share

Certain rights, that are inalienable under Swiss law, have been preserved in the Xstrata Articles of Association by creating a special voting share that carries weighted voting rights sufficient to defeat any resolution which could amend or remove these entrenched rights. The holder of the special voting share is the Law Debenture Trust Corporation plc which has entered into a voting agreement with the company, specifying the conditions upon which it is entitled to exercise its right to vote. The special voting share does not carry a right to receive dividends and is entitled to no more than the amount of capital paid up in the event of liquidation.

25. Share capital and reserves	Share capital US$m	Share premium account US$m	Other reserves US$m	Profit and loss account US$m	Total US$m
At 1 January 2000 (per Xstrata AG)	41.6	267.3	26.5	294.0	629.4
Attributable profit for the year	–	–	–	155.3	155.3
Subsidiary net asset translation adjustments	–	–	–	(110.4)	(110.4)
At 31 December 2000 (per Xstrata AG)	41.6	267.3	26.5	338.9	674.3
Attributable profit for the year	–	–	–	11.3	11.3
Subsidiary net asset translation adjustments	–	–	–	(146.5)	(146.5)
At 31 December 2001 (per Xstrata AG)	41.6	267.3	26.5	203.7	539.1
Merger adjustments	(12.1)	(267.3)	279.4	–	–
	29.5	–	305.9	203.7	539.1
Arising on share issues	96.8	1,366.6	934.8	–	2,398.2
Share issue costs	–	(88.9)	–	–	(88.9)
Attributable profit for the year	–	–	–	142.3	142.3
Translation adjustments on loans	–	–	–	(13.1)	(13.1)
Subsidiary net asset translation adjustments	–	–	–	638.8	638.8
Dividends	–	–	–	(50.3)	(50.3)
At 31 December 2002	126.3	1,277.7	1,240.7	921.4	3,566.1

Under the terms of the merger, Xstrata AG shareholders received 10 US$0.50 Xstrata shares for each Xstrata AG share previously held. This resulted in the issue of 59,000,000 Xstrata shares which lead to a restatement of the share capital to US$29.5 million (refer to note 2 and 24).

26. Notes to the statement of cash flows	2000 US$m	2001 US$m	2002 US$m
Reconciliation of operating profit to net cash inflow from operating activities:			
Total operating profit	130.6	46.9	212.2
Income from associates	–	–	(0.7)
Depreciation and amortisation	21.7	36.0	147.6
Exceptional item – impairment of assets	–	45.5	50.8
Increase/(decrease) in debtors	2.7	(3.9)	35.5
(Decrease)/increase in stocks	(5.0)	28.6	(72.6)
Increase in creditors	41.6	10.9	74.2
(Decrease)/increase in provisions	(18.6)	(5.6)	4.8
	173.0	158.4	451.8

	At 1 January 2000 US$m	Cash flow US$m	Translation adjustments US$m	Changes in Group operations US$m	Other non-cash movements US$m	At 31 December 2000 US$m
Analysis of net debt movements:						
Cash at bank and in hand	7.8	36.9	–	–	–	44.7
Bank overdrafts	(67.4)	57.9	–	–	–	(9.5)
Net cash	(59.6)	94.8	–	–	–	35.2
Non current loans	(196.7)	216.9	–	(54.7)	–	(34.5)
Net debt	(256.3)	311.7	–	(54.7)	–	0.7

	At 1 January 2001 US$m	Cash flow US$m	Translation adjustments US$m	Changes in Group operations US$m	Other non-cash movements US$m	At 31 December 2001 US$m
Analysis of net debt movements:						
Cash at bank and in hand	44.7	1.1	0.1	–	–	45.9
Bank overdrafts	(9.5)	8.2	(0.1)	–	–	(1.4)
Net cash	35.2	9.3	–	–	–	44.5
Short term loans	–	(79.0)	–	–	–	(79.0)
Long term loans	(34.5)	(308.0)	21.7	(101.2)	–	(422.0)
Net debt	0.7	(377.7)	21.7	(101.2)	–	(456.5)

26. Notes to the statement of cash flows (continued)

	At 1 January 2002 US$m	Cash flow US$m	Translation adjustments US$m	Changes in Group operations US$m	Other non-cash movements US$m	At 31 December 2002 US$m
Analysis of net debt movements:						
Cash at bank and in hand	45.9	42.8	–	–	–	88.7
Bank overdrafts	(1.4)	(2.8)	–	–	–	(4.2)
Net cash	44.5	40.0	–	–	–	84.5
Short term loans	(79.0)	79.0	–	(2.1)	–	(2.1)
Long term loans	(422.0)	334.2	(13.1)	(564.7)	–	(665.6)
Loan arrangement fees	–	31.7	–	–	(4.7)	27.0
Finance leases	–	1.2	(0.8)	(18.1)	–	(17.7)
Net debt	(456.5)	486.1	(13.9)	(584.9)	(4.7)	(573.9)

Other non-cash movements represent amortisation of loan issue costs over the term of the loan facility.

Restrictions on Group cash movements:

Funds can only be paid from South Africa with the approval of the South African Reserve Bank. Payments for services or goods received is subject to a reasonability test. The South African Reserve bank allows payments of interest on loans at a prescribed rate and the repayment of principal.

Major non-cash transactions:

Refer to note 2 for an analysis of the merger of Xstrata and Xstrata AG and acquisition of Glencore Overseas AG (of which Enex Resources Limited is a wholly owned subsidiary), Duiker Marketing AG and Duiker Mining (Proprietary) Limited.

	2001 US$m	2002 US$m
Net debt by currency:		
A$	0.7	2.4
Euro	16.4	3.3
US$	(448.7)	(545.9)
ZAR	(25.4)	(35.4)
Other	0.5	1.7
	(456.5)	(573.9)

The information for the year ended 31 December 2000 was not previously required or disclosed.

27. Post Balance Sheet Events

In January 2003, the Group acquired a further 11.5 per cent. interest in a Coal Australia subsidiary company, Oakbridge Pty Ltd for US$58 million from Tomen Corporation, increasing the percentage ownership in the subsidiary to 78 per cent.

28. Capital Commitments

Amounts contracted for but not provided in the financial statements amounted to US$23.9 million (2001 US$3.3 million), (2000 US$16.2 million) for the Group and US$nil (2001 US$nil) (2000 US$nil) for the company.

29. Contingent Liabilities

In connection with the expansion at the San Juan de Nieva plant, the company has issued bank guarantees for the amount of €76.9 million (US$80.7 million). The bank guarantees have primarily been issued in respect of grants received from regional and federal authorities. The guarantees will be released once the authorities are satisfied that the Group has met all its obligations in connection with the receipt of the grants.

Coal Australia has issued performance guarantees to customers under contracts for supply of coal for A$12.8 million (US$7.2 million) and guarantees to the NSW and Queensland Departments for Mineral Resources in respect of various mining leases and the performance thereof for A$88.1 million (US$49.5 million).

Coal South Africa has issued a guarantees to Escom for early termination of power usage of ZAR 12.0 million (US$1.4 million), to Department of Mineral and Energy to obtain certain prospecting permits of ZAR 0.8 million (US$0.1 million) and to banks for property transactions of ZAR 3.4 million (US$0.4 million).

30. Pension Commitments

The Group operates or participates in a number of defined contribution pension plans and industry-wide schemes covering a majority of employees. To the extent there is a difference between pension costs and contributions paid, a prepayment or creditor arises. The accumulated difference provided in the balance sheet at 31 December 2002 gives rise to a creditor of US$0.4 million (2001: creditor of US$0.1 million).

The assets are held separately from those of the Group, being generally invested with insurance companies and regulated by local legislation.

In general, these pension plans provide benefits to participants at retirement or other life contingencies. The benefits vary from severance payments to retirement pensions on termination of employment. On retirement or other legitimate life contingency, the employees are eligible to a severance lump sum payment or an annuity equal in value to their share of the fund.

Industry Funds

In South Africa, the group participates in two significant multi-employer schemes, The Mine Employees Pension Fund and The Sentinel Mining Industry Retirement Fund.

The Mine Employees Pension Fund is a defined contribution scheme.

The Sentinel Mining Industry Retirement Fund converted to a defined contribution scheme from a defined benefit scheme on 31 March 2001, with members over the age of 55 at conversion retaining their defined benefit promise.

In Australia, under the NSW Coal & Oil Shale Mineworkers (Superannuation) Act 1941, and certain industrial agreements, the group is required to make contributions to the Coal Super Retirement Income Fund for each person employed as a Mineworker (as defined by the Act).

The Coal Super Retirement Income Fund is separated into two plans:

- NSW Mineworkers Superannuation Fund; and
- NSW Coal & Oil Shale Mineworkers Superannuation (Accumulation) Fund (COSAF).

The Mineworkers Superannuation Fund was closed to new members after a major restructuring in 1993. The majority of active members (98 per cent.) have accepted the Transfer of Entitlements Offer from the plan and their entitlements have been transferred to the COSAF (accumulation) fund. Up until March 1993, benefits were paid from this fund in the form of pensions. The fund is used to pay pensions to surviving former coal miners or their spouses. As at 30 June 2000 this fund had an unfunded industry liability of US$19 million (Group share US$0.3 million). The NSW Government planned for the unfunded liability to be eliminated by additional contributions and this is expected to be cleared by 2003. It is a requirement that the Trustee submit the Mineworkers Fund to actuarial review over three years. The next actuarial review is due on 30 June 2003.

In addition to the above, contributions are made by certain entities in the consolidated entity to the COSAF fund. This is an accumulation fund and as such an actuarial review is not required. Contributions are based on a "reference rate" as defined in the Act and based on a percentage of an industry classification pay rate. The fund provides accumulated benefits on resignation, retirement, disability or death.

Defined Benefit Schemes

The Group has no material defined benefit pension or post-retirement schemes at 31 December 2002.

During November 2002, in accordance with Spanish law, the pension commitments of the Spanish pension scheme was externalised through an insurance contract with Bank of Bilbao Vizcaya Argentaria SA at a cost of €20.3 million (US$20.2 million). All the associated pension liabilities of Xstrata Spain have been fully secured, without recourse to Xstrata. At 31 December 2001 a provision of €19.0 million (US$16.8 million), (2000 €nil (US$nil)) was held for this fund.

31. Related party transactions

During the year, the Xstrata Group plc entered into the following transactions, in the ordinary course of business, with other related parties:

	Sales US$	Purchases US$	Agency and coal marketing fees US$	Amounts payable US$	Amounts receivable US$
Glencore International AG					
2000	67.4	38.7	15.0	2.5	22.0
2001	148.0	33.7	10.2	10.0	26.8
2002	401.4	101.7	24.9	21.4	42.8
Forestal del Sur Ltda					
2000	–	–	–	–	–
2001	1.4	–	–	–	0.9
2002	2.2	–	–	–	–
Associates – Cook Resources Mining Pty Limited					
2002	–	–	–	–	6.5

Glencore International AG

As at 31 December 2002, Glencore International AG ("Glencore") owned 40.0 per cent. of the shares in Xstrata.

Chrome

Xstrata South Africa has entered into a ferrochrome marketing agreement with Glencore, appointing Glencore as its exclusive worldwide marketing agent for the sale of Xstrata South Africa's entire production of ferrochrome other than ferrochrome sold into the US, Canada and certain Asian countries. The agreement continues for as long as Xstrata South Africa produces ferrochrome. Glencore is obliged to use its best endeavours to arrange sales at prevailing market rates as agreed from time to time by Xstrata South Africa and Glencore. Glencore is entitled to receive an agency fee of 4.25 per cent. on FOB sales revenues. Glencore assumes 60 per cent. of the risk of non-payment by customers in relation to chrome sales.

If at any time Xstrata South Africa notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata South Africa may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to an agency fee of 3.5 per cent. of FOB sales revenue in respect of such sales. Glencore is also entitled to receive a US$50,000 monthly fee in connection with market analysis and administration tasks it performs.

Ferrochrome sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. These agreements continue indefinitely, with both parties having the right to terminate the agreement at 12 months' notice. The percentage of distribution fees payable by the Xstrata Group in respect of ferrochrome sold under the distribution agreement is substantially the same as the commission paid in respect of ferrochrome sold under the marketing agreement. In addition, Mitsui & Co Ltd has the right to market 30,000 tonnes of the annual production from the Lydenburg furnaces to certain Asian countries.

Vanadium

In December 1997, Xstrata Marketing Corporation AVV ("Xstrata Marketing"), a wholly owned subsidiary of the Group, has entered into a 20-year marketing agreement in respect of Rhovan's and Vantech's entire production of vanadium other than vanadium sold into the US and Canada. Pursuant to this agreement, Glencore agreed to purchase Rhovan's entire production of vanadium pentoxide and Vantech's entire production of vanadium pentoxide and ferrovanadium until 31 December 2000 and agreed to pay Xstrata Marketing a fixed minimum delivered price of US$3.50 per pound of vanadium pentoxide and US$16.80 per kilogramme of ferrovanadium (the "offtake arrangement"). The offtake

arrangement was restructured with effect from 1 January 2000 and provided that half of the vanadium pentoxide offtake entitlement for the year 2000 was allocated equally to the years 2001 and 2002 at US$3.65 per pound and US$3.80 per pound respectively.

Glencore is obliged to use its best endeavours to arrange sales of vanadium pentoxide and ferrovanadium which are not covered by the offtake agreement. Xstrata Marketing is obliged to pay to Glencore an agency fee of 3.5 per cent. on FOB sales revenues and an additional fee of 1.5 per cent. on FOB sales revenues for assuming the risk of non-payment by customers on this material.

If at any time Xstrata Marketing notifies Glencore that it is unable to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Marketing may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to the 3.5 per cent. agency fees described above in respect of such sales.

Vanadium pentoxide and ferrovanadium sold into the US or Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. The distribution agreements have the same term as the marketing agreement. The percentage of distribution fees payable by the Xstrata Group in respect of vanadium pentoxide and ferrovanadium is substantially the same as the commission paid in respect of vanadium pentoxide and ferrovanadium sold under the marketing agreement.

Xstrata Windimurra Pty Ltd entered into a 10 year marketing agreement in December 1998 with Glencore in respect of the entire production of the Group's Australian vanadium operation. Pursuant to this, an agency fee of 3.5 per cent. on FOB sales revenues is payable by Xstrata Windimurra Pty Ltd to Glencore, or, if production exceeds four million pounds of vanadium pentoxide in any year, the greater of US$500,000 or 3.5 per cent. on FOB sales revenues. Glencore assumes the risk of non-payment by customers.

If at any time Xstrata Windimurra Pty Ltd notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Windimurra Pty Ltd may, unless Glencore is able to obtain similar prices, sell its production in the market. Glencore is nevertheless entitled to the 3.5 per cent. agency fees described above in respect of such sales.

Coal

In 2002, the Group entered into a 20 year Market Advisory Agreement with Glencore. Pursuant to this agreement, Glencore acts as the Group's market advisor with respect to its export production of coal (other than for Cumnock No. 1 Colliery Pty Limited while it is not a wholly owned subsidiary and other than for export sales from the TAV/TESA joint venture unless and until the current marketing arrangements with TESA are terminated). The fee payable to Glencore is US$0.50 per attributable tonne of coal exported by the Group from Australia or South Africa. In January 1995, Cumnock entered into a sales and marketing agreement with Glencore, for a commission of US$0.75 per tonne for all coal sold by Cumnock. Pursuant to this agreement, Glencore provides sales and marketing services to Cumnock and Cumnock appoints Glencore as its agent to market coal.

During 2002, Glencore Overseas AG (of which Enex Resources Limited is a wholly owned subsidiary), Duiker Marketing AG and Duiker Mining (proprietary) Limited were acquired from Glencore. An analysis of this transaction is included in Note 2.

Zinc

During 1999, Asturiana entered into a service agreement with Glencore (the "Asturiana Service Agreement"), under the terms of which Glencore provides advice and assistance with respect to the acquisition of mining and/or metallurgical interests and advice in connection with Asturiana's hedging policy and improvement of its position in the zinc market.

The fees to be paid by Asturiana under the Asturiana Service Agreement are approximately US$2.0 million per annum. Unless renewed, the agreement will expire on 31 December 2004.

The Nordenham zinc smelter was acquired from Metaleurop (33 per cent. owned by Glencore) effective December 2002. The Group has received a fairness opinion from KPMG Transaction Services on the transaction that supported the acquisition price. Details of this transaction are included in Note 15.

Forestal del Sur Ltda

During 2001, Forestal del Sur Ltda was sold to management. Subsequently, Forestal del Sur Ltda entered into a management service agreement and a tolling and marketing agreement. These agreements expire on 31 December 2006.

Transactions with Associates

As disclosed in note 17 there was a non-interest bearing advance of US$6.5 million to Cook Resources Mining Pty Limited, an associate of the Group at 31 December 2002.

32. Financial Instruments

The Group is exposed to changes to currency exchange rates, commodity prices and interest rates in the normal course of business. Derivative transactions are entered into solely to hedge these risks. Market fluctuations in derivative financial instruments designated as hedges are used to offset the fluctuations in the underlying exposure.

Commodity price risk

The group is exposed to price movements for the products it produces which are generally sold on the world market. For the three year period ending 31 December 2000 Xstrata Marketing Corporation entered into an off take agreement with Glencore International for all its South African vanadium pentoxide and ferrovanadium production at a fixed price of US$3.50 per pound and US$16.80 per kilogram, respectively. Any surplus arising between the fixed prices and the delivered customer prices is shared between Xstrata Marketing Corporation and the agent. With effect from 1 January 2000, the offtake agreement was restructured in such a way that half of the vanadium pentoxide offtake entitlement for the year 2000 was allocated equally to the years 2001 and 2002 at US$3.65 per pound and US$3.80 per pound respectively.

Spanish operations enter into LME Zinc futures to counter potential market price fluctuations from the time zinc concentrate is bought to the time when the zinc metal is sold. The settlement dates for the outstanding contracts all mature within one year and they are marked to market at year end.

Credit risk

The Group is exposed to credit risk in respect of trade receivables, however given the geographical industry spread of the Group's customers, credit risk is believed to be limited.

Interest rate risk of financial assets and liabilities

The interest rate profile of the financial assets of the Group as at 31 December was as follows:

	2001 US$m	2002 US$m	2002 Weighted average rate in %
Floating rate:			
A$	0.7	37.9	4.0
Euro	18.5	5.5	3.1
US$	21.0	35.7	1.2
ZAR – cash	5.2	7.9	11.0
ZAR – rehabilitation trust fund	–	24.5	9.7
	45.4	111.5	
Financial assets on which no interest is earned:			
A$	–	30.7	
Euro	9.6	11.5	
US$	2.2	–	
ZAR	0.1	0.1	
Other	1.8	4.0	
	13.7	46.3	
Total	59.1	157.8	

The disclosure for interest rate risk of financial assets as at 31 December 2000 has not been included as the interest rate risk was considered insignificant.

The interest rate profile of the financial liabilities of the Group as at 31 December was as follows:

	2000 US$m	2001 US$m	2002 US$m	2002 Weighted average rate in %	Weighted Average time rate is fixed
Floating rate:					
A$	–	–	17.8	5.7	
US$	12.0	468.4	580.9	2.8	
US$ overdraft	9.5	1.3	0.7	2.3	
ZAR	22.5	30.6	43.3	12.9	
	44.0	500.3	642.7		
Fixed rate:					
A$ finance leases	–	–	17.7	5.3	7 years
Euro Other loans – non interest bearing	–	1.5	1.6	–	12 years
Euro Other loans	–	0.6	0.6	5.0	12 years
ZAR Mineral rights deferred acquisition liability	–	13.7	14.8	8.3	12 years
	–	15.8	34.7		

	2001 US$m	2002 US$m	2002 ZAR	2002 Euro	2002 A$
Fixed rate maturity profile					
Within one year	–	1.3	–	–	1.3
Between one and two years	0.6	3.4	1.7	0.6	1.1
Between two and five years	0.7	6.8	3.0	0.7	3.1
In five years or more	0.8	23.2	10.1	0.9	12.2
	2.1	34.7	14.8	2.2	17.7

The floating rate financial liabilities comprise:

- A$ denominated minority interest loans bear interest at rates based on 3 month BBSY;
- US$12 million of bank loans bear interest at rates based on 6 month LIBOR and the balance of US$ denominated bank loans bear interest at rates based on the LIBOR; and
- ZAR denominated bank loans and overdrafts bear interest at rates based on 3 month JIBAR.

Also refer to note 20 Bank Loans, note 21 Other loans, note 22 Obligations under Leases and Hire Purchase Contracts and note 26 Notes to the Statement of Cash Flows for further details.

Borrowing facilities

The Group has various borrowing facilities available to it. The un-drawn committed facilities available at 31 December 2002, 31 December 2001 and 31 December 2000 in respect of which all conditions precedent had been met at that date are as follows:

	2000 US$m	2001 US$m	2002 US$m
Expiring within one year or less	–	78.5	137.1
Expiring in more than two years	302.5	98.7	804.0
	302.5	177.2	941.1

Currency risk

Owing to the Group's significant operations in Australia, South Africa and Spain, the balance sheet and results can be affected significantly by movements in exchange rates. The reporting currency of the group is the US$, as this underlying economic currency of the group's cash flows, and the majority of borrowings are denominated in US$. However overseas operations undertake transactions and have cash flows in local currencies. The policy of the Group is to use foreign currency contracts to reduce short term exposure to foreign exchange movements of the A$ and euro to the US$.

Xstrata utilises a range of derivatives as detailed below to manage such exposures. Typically these derivatives are short term in nature and at 31 December 2002, the only forward exchange contracts outstanding are US$/A$ that span a period of up to twelve months.

The table below shows the group's currency exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or 'functional') currency of the operating unit involved, other than certain non-US$ borrowings treated as hedges of net investments in overseas operations.

As at 31 December, the net US$ monetary receivable exposure is as follows:	2001 US$m	2002 US$m
Reporting currency		
A$	6.6	5.5
Euro	–	(11.2)
ZAR	70.8	72.7
CLP	–	–
	77.4	67.0

The amounts shown in the table above take into account the effect of foreign currency contracts entered into to manage these currency exposures.

During November 2002, the Spanish operations had closed out all their remaining US$/euro exchange contracts used to hedge its US dollar denominated revenue receipts in the normal course of business.

US$/euro exchange contracts	Contract amount US$	Average forward rate US$m	Fair value US$m
2001	190.0	0.9414	(12.9)

The settlement dates for the outstanding contracts can be summarised as follows:	2001 US$m
Amounts falling due:	
Within one year	125.0
Between one and two years	65.0
	190.0

As at 31 December 2002, the Australian operations had entered into A$/US$ forward exchange contracts to hedge their US dollar denominated revenue. The estimated deferred gain or loss on the open forward contracts has been determined based on pertinent market information available as at 31 December 2002.

US$/A$ exchange contracts	Contract amount US$m	Average forward rate US$m	Fair value US$m
2000	6.3	0.6152	(0.6)
2002	635.1	0.5280	28.8

The settlement dates for the outstanding contracts can be summarised as follows:

	2000 US$m	2002 US$m
Amounts falling due:		
Within one year	6.3	635.1
	6.3	635.1

Foreign currency hedges

Gains and losses on foreign currency contracts taken out to hedge currency commitments are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on foreign currency hedging and the movements therein are as follows:

2000	Gains US$m	Losses US$m	Net US$m
Unrecognised gains and losses at 1 January 2000	–	–	–
Acquired with subsidiaries	–	–	–
Arising in previous years that are now recognised	–	–	–
Arising in 2000 not recognised	–	(0.6)	(0.6)
Unrecognised gains and losses at 31 December 2000	–	(0.6)	(0.6)
Of which:			
Gains and losses expected to be realised in 2001	0.6	0.6	(0.6)
Gains and losses expected to be realised in 2002 or later	–	–	–

2001	Gains US$m	Losses US$m	Net US$m
Unrecognised gains and losses at 1 January 2001	–	(0.6)	(0.6)
Acquired with subsidiaries	–	(10.7)	(10.7)
Arising in previous years that are now recognised	–	0.6	0.6
Arising in 2001 not recognised	–	(2.2)	(2.2)
Unrecognised gains and losses at 31 December 2001	–	(12.9)	(12.9)
Of which:			
Gains and losses expected to be realised in 2002	–	(7.4)	(7.4)
Gains and losses expected to be realised in 2003 or later	–	(5.5)	(5.5)

2002	Gains US$m	Losses US$m	Net US$m
Unrecognised gains and losses at 1 January 2002	–	(12.9)	(12.9)
Acquired with subsidiaries	–	(4.0)	(4.0)
Arising in previous years that are now recognised	–	16.9	16.9
Arising in 2002 not recognised	28.8	–	28.8
Unrecognised gains and losses at 31 December 2002	28.8	–	28.8
Of which:			
Gains and losses expected to be realised in 2003	28.8	–	28.8

Fair values

Fair values of financial assets and liabilities set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 December 2002:

	Book value 2000 US$m	Fair value 2000 US$m	Book value 2001 US$m	Fair value 2001 US$m	Book value 2002 US$m	Fair value 2002 US$m
Primary financial instruments:						
Short-term borrowings	(9.5)	(9.5)	(80.4)	(80.4)	(6.3)	(6.3)
Long-term borrowings	(34.5)	(34.5)	(422.0)	(422.0)	(638.5)	(638.5)
Finance leases and hire purchase liabilities	–	–	–	–	(17.7)	(17.7)
Mining rights deferred acquisition liability	–	–	(13.7)	(13.7)	(14.8)	(14.8)
Fixed asset investments (other than own shares, associates and the Nordenham acquisition)	0.4	0.4	–	–	57.8	57.8
Cash and short-term deposits	44.7	44.7	45.9	45.9	88.7	88.7
Other long-term debtors	4.9	4.9	13.0	13.0	44.6	44.6
Derivative financial instruments:						
Forward foreign currency contracts	–	(0.6)	–	(12.9)	–	28.8
Zinc futures	–	–	7.1	7.1	1.4	1.4

Market values have been used to determine the fair value of foreign currency contracts and listed fixed asset investments. The fair value of all other items have been calculated by discounting the expected future cash flows at prevailing interest rates.

33. Long term incentive plan

The Xstrata Long Term Incentive Plan ("LTIP") has two elements:

(i) A free contingent award of free ordinary shares that vests after three years, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied; and

(ii) A share option to acquire ordinary shares at a specified exercise price after the third anniversary of grant, to the extent that performance conditions have been satisfied.

No consideration will be payable on the grant or vesting of an LTIP award of free shares. On exercise of an option, a participant will be required to pay an exercise price that will not be less than the market value of an ordinary share on the date of grant.

The movement in the number of free ordinary shares and share options are as follows:

Scheme	Strike price	Exercise period	At 1 January 2002 No.	Granted during the year No.	Exercised during the year No.	Lapsed during the year No.	At 31 December 2002 No.
Shares:							
2002	–	May 2005 - May 2012	–	63,696	–	(1,185)	62,511
Options:							
2002	£9.40	May 2005 - May 2012	–	469,929	–	(12,037)	457,892
2002	£9.72	May 2005 - May 2012	–	22,068	–	–	22,068
2002	£9.50	May 2005 - May 2012	–	15,000	–	–	15,000
			–	506,997	–	(12,037)	494,960

Xstrata AG long term incentive plan

With the merger of Xstrata AG into Xstrata, Xstrata assumed the obligations of Xstrata AG under the scheme with the number of options and strike price adjusted accordingly. The share options have a two year vesting period followed by a three year exercise period. No further options will be granted under the 1998 Option Incentive plan.

The movement in the number of share options is as follows:

Scheme	Strike price	Exercise period	At 1 January 2000 No.	Granted during the year No.	Exercised during the year No.	Lapsed during the year No.	At 31 December 2000 No.
2001	CHF 43.20	31 Jan 2003 - 31 Jan 2006	–	–	–	–	–
2000	CHF 33.60	31 Jan 2002 - 31 Jan 2005	–	492,450	–	–	492,450
1998	CHF 19.40	31 Jan 2000 - 11 Sep 2003	886,350	–	(719,550)	–	166,800
			886,350	492,450	(719,550)	–	659,250

Scheme	Strike price	Exercise period	At 1 January 2001 No.	Granted during the year No.	Exercised during the year No.	Lapsed during the year No.	At 31 December 2001 No.
2001	CHF 43.20	31 Jan 2003 - 31 Jan 2006	–	407,850	–	(67,720)	340,130
2000	CHF 33.60	31 Jan 2002 - 31 Jan 2005	492,450	–	–	(34,700)	457,750
1998	CHF 19.40	31 Jan 2000 - 11 Sep 2003	166,800	–	–	–	166,800
			659,250	407,850	–	(102,420)	964,680

Under the terms of the merger, Xstrata AG shareholders received 10 US$0.50 shares for each Xstrata AG share previously held. The historical information set out above has been adjusted for the 1 for 10 conversion.

Scheme	Strike price	Exercise period	At 1 January 2002 No.	Granted during the year No.	Exercised during the year No.	Lapsed during the year No.	At 31 December 2002 No.
2002[(i)]	CHF 22.60	Jan 2004-Jan 2007	–	566,000	–	–	566,000
2001	CHF 43.20	Jan 2003-Jan 2006	340,130	–	–	(880)	339,250
2000	CHF 33.60	Jan 2002-Jan 2005	457,750	–	–	–	457,750
1998	CHF 19.40	Sep 2000-Sep 2003	166,800	–	–	–	166,800
			964,680	566,000	–	(880)	1,529,800

[(i)] Excludes options issued to Executive Directors

As at 31 December 2002, the Company held 1,250,120 shares (2001: 1,200,430 shares; 2000: 1,224,470) to hedge its exposure under the above share and option plans (refer to note 15).

34. Principal subsidiaries, associates, joint ventures and joint arrangements ("JANES")

Name	Country of incorporation	Principal activities	Effective interest held
Principal Subsidiaries			
Coal			
Abelshore Pty Limited	Australia	Coal operations	100%
AZSA Holding Pty Limited	Australia	Coal operations	100%
Cumnock Coal Limited	Australia	Coal operations	84%
Enex Liddell Pty Limited	Australia	Coal operations	100%
Enex Oakbridge Pty Limited	Australia	Coal operations	100%
Hunter Valley Coal Corporation Pty Limited	Australia	Coal operations	100%
Jonsha Pty Limited	Australia	Coal operations	100%
Oakbridge Pty Limited	Australia	Coal operations	66.5%
Oceanic Coal Australia Limited	Australia	Coal operations	100%
Ravensworth Operations Pty Limited	Australia	Coal operations	100%
Saxonvale Coal Pty Limited	Australia	Coal operations	100%
Ulan Coal Mines Limited	Australia	Coal operations	90%
The Wallerawang Collieries Limited	Australia	Coal operations	63.2%
Xstrata Coal Australia Pty Limited	Australia	Holding company	100%
Xstrata Coal Investments Australia Limited	Australia	Holding company	100%
Duiker Marketing AG	Switzerland	Marketing & trading	100%
Alloys			
Xstrata South Africa (Pty) Ltd	South Africa	Holding company, Coal, Chrome & Vanadium operations	100%
Maloma Colliery Ltd	Swaziland	Anthracite mine	75%
Xstrata Windimurra Pty Ltd	Australia	Vanadium operations	100%
Zinc			
Asturiana de Zinc SL	Spain	Zinc smelter	100%
Metaleurop Zinc Holding GmbH	Germany	Holding company of zinc smelter	100%
Magnesium			
Xstrata Magnesium Corp	USA	Recycling plant	100%
Forestry			
Forestal Los Lagos SA	Chile	Plantation	100%
Other			
Xstrata (Schweiz) AG[(i)]	Switzerland	Holding company	100%
Principal JANES			
Coal			
Macquarie Coal Joint Venture	Australia	Coal operations	80%
Bulga Joint Venture	Australia	Coal operations	87.5%
Liddell Joint Venture	Australia	Coal operations	67.5%
Foybrook Joint Venture	Australia	Coal operations	67.5%
Glendell Joint Venture	Australia	Coal operations	67.5%
Ulan Coal Mines Joint Venture	Australia	Coal operations	90%
United Joint Venture	Australia	Coal operations	95%
Narama Joint Venture	Australia	Coal operations	50%
Tavistock TESA Joint Venture	South Africa	Coal operations	50%
Douglas Tavistock Joint Venture	South Africa	Coal operations	16%
Richards Bay Coal Terminal Company Ltd	South Africa	Coal terminal	20.9%
Alloys			
Samanacor Joint Venture	South Africa	Chrome operations	50%
Principal Associates			
Coal			
Cook Resources Mining Pty Limited	Australia	Coal operations	50%

[(i)] Directly held by Xstrata

The Group comprises a large number of companies and it is not practical to include all of these in the above list. The list only includes those companies that have a significant impact on the profit or net assets of the Group. All entities operate mainly in the country of incorporation and these interests are held indirectly by the parent company unless otherwise indicated.

35. Directors' Emoluments

For the two years ended 31 December 2001

Emoluments of Directors

	Shares granted 2001 US$000	Cash 2001 US$000	Taxable Benefits 2001 US$000	Pension Contributions 2001 US$000	Total 2001 US$000	Total 2000 US$000
W Strothotte	57	–	4	–	61	183
R Domeniconi	–	–	55	2	57	160
D Sauter	–	–	–	–	–	162
R MacDonnell	46	–	9	2	57	134
P Hazen	46	–	9	2	57	134
D Issroff	57	–	4	–	61	183
T Schmidheiny	–	–	–	–	–	160
F Roux	14	19	22	2	57	134
E Sarasin	–	–	–	–	–	–
	220	19	103	8	350	1,250

Share Options of Directors

Members of the board of directors are entitled to certain benefits as provided for by the Directors' Compensation Scheme under which the annual directors' fees are a function of the Xstrata AG Group's net earnings. The directors have to take a minimum of 50 per cent. of the fees in shares, stock options in Xstrata AG, or a combination thereof, with the balance in cash. Directors purchased in total 3,625 shares in 2001 (2000: 3,129).

Details of the individual Executive Share Options, held by the directors at 31 December 2001, are as follows:

			Scheme		
	1997 Number	1998 Number	1999 Number	2000 Number	2001 Number
W Strothotte	–	–	–	–	–
R Domeniconi	–	1,600	1,315	–	2,404
D Sauter	–	10,015	–	2,558	–
R MacDonnell	–	–	–	–	–
P Hazen	–	–	–	–	–
D Issroff	–	–	–	–	–
T Schmidheiny	1,110	1,600	1,865	1,010	–
F Roux	–	–	–	–	620
E Sarasin	1,110	1,600	1,865	–	–

Options have been granted in accordance with the information above. No options have been cancelled during the period from 1 January 2000 to 31 December 2001. During 2000, R Domeniconi exercised 750 options from the 1997 scheme, generating a gain of CHF121,800 (US$76,067).

1997: Granted in respect of the year ended 31 December 1997
Exercise Price: CHF208.80
Exercise Period: 5 September 1999 - 4 September 2002

1998: Granted in respect of the year ended 31 December 1998
Exercise Price: CHF182.08
Exercise Period: 17 March 2002 - 31 January 2004

1999: Granted in respect of the year ended 31 December 1999
Exercise Price: CHF336.85
Exercise Period: 1 February 2002 - 31 January 2005

2000: Granted in respect of the year ended 31 December 2000
Exercise Price: CHF432.45
Exercise Period: 1 February 2003 - 31 January 2006

2001: Granted in respect of the year ended 31 December 2001
Exercise Price: CHF226.55
Exercise Period: 1 February 2004 - 31 January 2007

The market price of Xstrata AG's shares on 31 December 2001 was CHF204.25 per share (2000 - CHF472.00) and the high and low share prices during 2001 were CHF448.00 and CHF126.00, respectively Xstrata AG's average share price over the 10 business days prior to the date of grant of options during 2001 was CHF432.45.

The interests of the directors to subscribe for or acquire ordinary shares have not changed since the year end.

Under the terms of the merger, Xstrata AG shareholders received 10 US$0.50 shares for each Xstrata AG share previously held. The historical information set out above has not been adjusted for the 1 for 10 conversion.

For the year ended 31 December 2002

Emoluments and compensation

The emoluments and compensation in respect of qualifying services of each person who served as director during the year to 31 December 2002 were as follows:

Director	Salary and fees US$	Bonus US$	Deferred Bonus US$	Housing allowances US$	Health, life and private medical insurance US$	Other benefits US$	Compensation loss of office US$	**Total US$**
Executives								
Mick Davis	1,000,000	1,000,000	124,000**	183,000	20,398			**2,327,398**
Trevor Reid	348,333*	380,000	40,000**	129,862*	10,761	443,000[2]		**1,351,956**
Santiago Zaldumbide	567,686[5]	567,686[5]			7,340			**1,142,712**
Non executives								
Willy Strothotte	115,000							**115,000**
Dr Reto Domeniconi	20,000[2]							**20,000**
Paul Hazen	70,000							**70,000**
David Issroff	60,000							**60,000**
Robert MacDonnell	70,000							**70,000**
Dr Fred Roux	70,000*							**70,000**
Ivan Glasenberg	58,333*							**58,333**
Sir Steve Robson CB	58,333*							**58,333**
David Rough	87,500*							**87,500**
	2,525,186	1,947,686	164,000	312,861	38,499	443,000	0	**5,431,232**

1 Salary and fees includes non executive Directors' fees which may be paid in shares.
2 Bonus payment received on joining XSL.
3 No consideration has been paid to or is receivable by third parties for making available the qualifying services of any Directors during the year or in connection with the management affairs of Xstrata.
4 Based on the average pound/dollar exchange rate for the year of 1.5013.
5 Based on the average euro/dollar exchange rate for the year of 0.943.
6 Instant Companies Limited, Brian Azzopardi and Benny Levene were not paid any emoluments or compensation in their capacity as Directors.
* Entitlement time apportioned based on commencement of Directorship during the year
** Deferred bonus payable in cash or shares

Share options

Details of share options of those Directors who served during the year to 31 December 2002 are as follows:

Director	At date of appointment	Awarded	After conversion on merger	At 31 Dec 2002	Exercise price	Earliest date of exercise	Expiry date
Executives							
Mick Davis							
Service Contract Arrangements	29,500		295,000	295,000	£6.47	1 Oct 05	1 Oct 12
Service Contract Arrangements	29,500		295,000	295,000	see 1(b)	1 Oct 06	1 Oct 13
Glencore Option	88,500		885,000	885,000	CHF 20.50	19 Sep 04	19 Sep 11
Trevor Reid							
Service Contract Arrangements		29,500[1(a)]	295,000	295,000	CHF 18.90	31 Dec 04	31 Dec 11
Service Contract Arrangements		14,750[1(a)]	147,500	147,500	£6.21	15 Jan 06	15 Jan 13
Service Contract Arrangements		14,750[1(a)]	147,500	147,500	see 1(c)	15 Jan 07	15 Jan 14
Santiago Zaldumbide							
Xstrata AG Management and Employee Incentive Scheme	8,000		80,000	80,000	CHF 22.60	31 Jan 04	31 Jan 07
Non executives							
Dr. Reto Domeniconi							
1998 Xstrata AG Directors' Incentive Scheme	1,600		16,000	16,000	CHF 18.20	17 Mar 01	31 Jan 04
1999 Xstrata AG Directors' Incentive Scheme	1,315		13,150	13,150	CHF 33.60	1 Feb 02	31 Jan 05
2001 Xstrata AG Directors' Incentive Scheme	2,404		24,040	24,040	CHF 22.60	1 Feb 04	31 Jan 07
	5,319		53,190	53,190			
Dr Fred Roux							
2001 Xstrata AG Directors' Incentive Scheme	620		6,200	6,200	CHF 22.60	1 Feb 04	31 Jan 07
	161,439	59,000	2,204,390	2,204,390			

1(a) Options were granted on 15 January 2002.
1(b) The exercise price of these options will be determined on 1 October 2003.
1(c) The exercise price of these options will be determined on 15 January 2004.
2 The options are not subject to performance conditions as explained above.
3 During the year, no options were subject to a variation of terms and conditions other than the exchange of options over shares in Xstrata AG for equivalent options over shares in Xstrata pursuant to the merger.
4 During the year, no options were exercised.
5 The highest and lowest prices of the Company's shares during the year ended 31 December 2002 were £10.50 and £4.90 respectively. The price at the year ended 31 December 2002 was £6.49.

LTIP

No awards were made to Directors under the LTIP during the year ended 31 December 2002.

Pensions

Mick Davis and Trevor Reid have participated in defined contribution retirement benefit plans. During the year ended 31 December 2002 pension related payments were made as follows:

	Mick Davis US$	Trevor Reid US$	Total US$
Pension related payments	281,054	94,292	375,346

1 Further details of the pension arrangements are explained above.
2 Santiago Zaldumbide received no pension benefits under the terms of his fixed cost remuneration arrangement which is detailed above.
3 Based on the average pound/dollar exchange rate for the year of 1.5013.

The following financial information on pages F-59 to F-92 has been extracted without material adjustment from the Xstrata Circular:

"Historical Financial Information for Enex and its Subsidiaries and Associates (the "Enex Group")

1. Introduction

The historical financial information contained in paragraphs 2 to 6 for the three financial years ended 31 December 2001 is extracted without material adjustment from the Accountant's Report which was included in the Xstrata IPO Listing Particulars.

The opinion in the report prepared by Ernst & Young LLP for the purposes of the Xstrata IPO Listing Particulars was not qualified. The report was based upon work conducted in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board and had not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been prepared in accordance with those standards.

The historical financial information for the Enex Group contained within the Accountant's Report included in the Xstrata IPO Listing Particulars was as follows:

2. Consolidated Profit and Loss Accounts

	Notes	Year ended 31 December 1999 US$000	2000 US$000	2001 US$000
Turnover				
Continuing operations		94,703	189,508	291,199
Acquisitions		57,717	—	371,152
		152,420	189,508	662,351
Net operating costs	6.3	(146,387)	(179,553)	(506,717)
Operating Profit	6.4	6,033	9,955	155,634
Continuing operations		(1,616)	9,955	61,896
Acquisitions		7,649	–	93,738
		6,033	9,955	155,634
Share of operating profit in associate	6.2	–	2,254	(466)
Total Operating Profit		6,033	12,209	155,168
Profit/(Loss) on disposal of tangible fixed assets		(11)	133	1,479
Profit on Ordinary Activities before Interest and Taxation		6,022	12,342	156,647
Income from investments		–	–	760
Interest receivable and similar income		968	5,595	1,100
Interest payable and similar charges	6.7	(770)	(269)	(7,537)
Translation of exchange difference on US dollar loan included in the Australian financial statements		(915)	(34,696)	(29,473)
Profit/(Loss) on Ordinary Activities before Taxation	6.2	5,305	(17,028)	121,497
Tax on profit on ordinary activities	6.8	(2,413)	1,123	(23,561)
Profit/(Loss) on Ordinary Activities after Taxation		2,892	(15,905)	97,936
Minority Interests		–	–	(13,195)
Profit/(Loss) for the year		2,892	(15,905)	84,741
Earnings/(loss) per share – basic and diluted (US$000)	6.9	1,446	(7,953)	42,371

Note of Historical Cost Profits and Losses

There is no difference between the profit as reported and that which would be reported under the historical cost basis.

3. Statement of Total Recognised Gains and Losses

	Year ended 31 December 1999 US$000	2000 US$000	2001 US$000
Profit/(loss) for the year	2,892	(15,905)	84,741
Exchange difference arising upon translation	197	(1,820)	(3,421)
Total recognised gains and losses relating to the year	3,089	(17,725)	81,320

Reconciliation of Shareholders' Funds

	Year ended 31 December 1999 US$000	2000 US$000	2001 US$000
Total recognised gains and losses	3,089	(17,725)	81,320
Total movements during the year	3,089	(17,725)	81,320
Shareholders' funds/(deficit) at 1 January	2,150	5,239	(12,486)
Shareholders' funds/(deficit) at 31 December	5,239	(12,486)	68,834

4. Consolidated Balance Sheets

	Notes	At 31 December 1999 US$000	US$000	At 31 December 2000 US$000	US$000	At 31 December 2001 US$000	US$000
Fixed assets							
Tangible assets	6.10		196,994		249,285		640,946
Investments	6.11		166		115,479		19,970
			197,160		364,764		660,916
Current assets							
Stocks	6.13	19,687		21,423		56,777	
Debtors: amounts falling due within one year	6.14	14,904		30,413		68,093	
Debtors: amounts falling due after more than one year	6.14	8,074		10,338		21,420	
Cash at bank and in hand	6.22(b)	32,852		27,683		42,804	
		75,517		89,857		189,094	
Creditors: amounts falling due within one year	6.15	(34,737)		(39,633)		(100,179)	
Net current assets			40,780		50,224		88,915
Total assets less current liabilities			237,940		414,988		749,831
Creditors: amounts falling due after more than one year	6.16		(215,801)		(373,642)		(521,149)
Provision for liabilities and charges	6.19		(16,900)		(43,112)		(80,701)
			5,239		(1,766)		147,981
Minority interests							
Equity			–		(10,720)		(79,147)
			5,239		(12,486)		68,834
Capital and reserves							
Called up share capital	6.20		–		–		–
Foreign currency translation reserve	6.21		197		(1,623)		(5,044)
Profit and loss account	6.21		5,042		(10,863)		73,878
			5,239		(12,486)		68,834

5. Statement of Consolidated Cash Flows	Notes	Year ended 31 December 1999 US$000	2000 US$000	2001 US$000
Net cash inflow from operating activities	6.22(a)	19,037	8,958	137,821
Returns on investments and servicing of finance				
Interest received		966	3,762	4,637
Interest paid		(693)	(211)	(6,535)
Interest element of finance lease rental payments		(75)	(57)	(747)
Dividends received		6	6	760
		204	3,500	(1,885)
Taxation				
Tax paid		–	–	(493)
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets		(5,188)	(3,141)	(30,528)
Receipts from sales of tangible fixed assets		160	133	3,509
Payments to acquire investments		–	–	(2,347)
Receipts from sales of investments		–	–	–
Loans to associated parties		–	(2,004)	(6,254)
		(5,028)	(5,012)	(35,620)
Acquisitions and disposals				
Purchase of subsidiary undertakings	6.11	(32,935)	(198,964)	(173,788)
		(32,935)	(198,964)	(173,788)
Management of liquid resources				
Decrease/(increase) in short term deposits	6.22(b)	(25,071)	(4,343)	6,803
Net cash (outflow)/inflow before financing		(43,793)	(195,861)	(67,162)
Financing				
Issue of ordinary share capital		–	–	–
Share issue costs		–	–	–
Receipts of long term loans from controlling parties		99,365	173,409	–
New long-term loans		–	18,381	229,440
Repayment of long- term loans		(56,441)	–	(143,487)
Repayments of capital element of finance leases and hire purchase contracts		(343)	(556)	5,541
		42,581	191,234	91,494
(Decrease)/increase in cash	6.22(b)	(1,212)	(4,627)	24,332

Reconciliation of Net Cash Flow to Movement in Net Debt	Notes	Year ended 31 December 1999 US$000	2000 US$000	2001 US$000
(Decrease)/increase in cash		(1,212)	(4,627)	24,332
Cash (inflow)/outflow from increase in loans – controlling entity		(99,365)	(173,409)	143,487
Cash (inflow)/outflow from increase in loans – other		56,441	(16,377)	(229,440)
Cash (inflow)/outflow from increase in finance leases		343	556	(5,541)
Cash (inflow)/outflow from short term deposits		25,071	4,343	(6,803)
Change in net debt resulting from cash flows		(18,722)	(189,514)	(73,965)
Exchange differences		(5,837)	(4,682)	24,509
Loans (acquired)/disposed of with operations		(78,152)	26,777	(98,973)
Movement in net debt		(102,711)	(167,419)	(148,429)
Net debt at 1 January	6.22(b)	(76,530)	(179,241)	(346,660)
Net debt at 31 December	6.22(b)	(179,241)	(346,660)	(495,089)

6. Notes To The Financial Information

1. Accounting Policies

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable UK accounting standards including early adoption of Financial Reporting Standard 19; Deferred Taxation. The financial information is based upon the consolidated financial statements of Enex.

Translation of financial statements

The functional currency of the Enex Group is the Australian dollar. The accounts have been translated into US dollars by converting the profit and loss account at the average rate for the reporting period and the balance sheet at the rate on the balance sheet date. The exchange difference arising on the retranslation of opening net assets is taken directly to reserves. The exchange rates applied are set out below.

Basis of Consolidation

The financial information consolidates the accounts of Enex and all its subsidiary undertakings ("subsidiaries") for the three years ended 31 December 2001.

The financial results and net assets of Enex and Glencore Overseas AG have been aggregated in order to present the combined financial information of the Enex Group. The assets and liabilities of the combined Enex Group are consolidated using book values and all profits and losses of both Enex and Glencore Overseas have been consolidated as if the combined Enex Group had always existed.

All subsidiary undertakings acquired have been included in the Enex Group accounts using the acquisition method of accounting. Accordingly, the consolidated profit and loss account and statement of cash flows include the results and cash flows of these acquired entities from the date of acquisition. The purchase consideration has been allocated to assets and liabilities on the basis of fair value at the date of acquisition.

Entities, other than subsidiary undertakings or joint ventures, in which the Enex Group has a participating interest and over whose operating and financial policies the Enex Group exercises a significant influence are treated as associates. In the Enex Group accounts, associates are accounted for using the equity method.

The Enex Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Enex Group includes its share of assets, liabilities and cash flows measured in accordance with the terms of the arrangement.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction or, where forward cover contracts have been arranged, at contractual rates. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates, or at a contractual rate if applicable.

Gains and losses on hedging transactions intended to hedge specific sales of goods are included in the measurement of the sale in the same period in which the revenues or costs from the hedged transaction are recorded.

On consolidation, profit and loss account items are translated at average rates of exchange. Balance sheet items are translated at year end exchange rates.

All exchange differences (other than as described above) are charged or credited to the profit and loss account in the year in which they arise.

The following exchange rates have been applied:

Currency rates (US$1)	31 December 1999	Average 1999	31 December 2000	Average 2000	31 December 2001	Average 2001
Australian dollars (A$)	1.5310	1.5498	1.7974	1.7255	1.9556	1.9352

Turnover

Revenue is recognised when all significant risks and rewards of ownership of the asset sold are transferred. Certain sales are initially recognised at estimated sales value when the product is shipped. Adjustments are made for variations in coal price, quality and weights between the time of shipment and the final settlement of sale proceeds.

Cost of sales

Cost of sales represents material cost, determined by means of either the weighted average or first in first out (FIFO) method, and by applying full absorption costing of manufacturing overheads, plus any other costs directly attributable to the acquisition of materials.

Tangible fixed assets

Mineral properties

Mineral properties represent the accumulation of all exploration, evaluation and development expenditure incurred by or on behalf of the entity in relation to areas of interest in which the mining of a mineral resource has commenced.

When further development expenditure is incurred in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property only when substantial future economic benefits are thereby established, other such expenditure is classified as part of the cost of production.

Amortisation is provided on the unit-of-production method with separate calculations being made for each mineral resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of the economically recoverable mineral reserves. Development costs still to be incurred in relation to the current reserves are included in the amortisation calculation.

Land and buildings, plant and machinery

The cost of each item of buildings, machinery and equipment are written off over its expected useful life to the consolidated entity. Either the units-of-production or straight-line method may be used. The unit-of-production basis results in an amortisation charge proportional to the depletion of the economically recoverable reserves. Each item's economic life has due regard to both its own physical life limitations and to present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all mine buildings, machinery and equipment, with annual reassessments for major items.

The expected useful lives are as follows:

Mine Buildings	– the shorter of applicable mine life and 40 years;
Machinery and equipment	– the shorter of applicable mine life and 5-15 years depending on the nature of the asset.

In all categories, the depreciation methods used are those which most accurately reflect the pattern of consumption of economic benefits.

Total net carrying value of mine buildings, machinery and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against/written down in the financial year in which this is determined.

Exploration and evaluation expenditure
Exploration and evaluation expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped through successful development and exploration of the area of interest or alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing. Exploration expenditure which fails to meet at least one of the conditions outlined above is written off.

Identifiable exploration and evaluation assets acquired from another mining company are recognised as assets at their cost of acquisition. Exploration assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Exploration and evaluation expenditure incurred subsequent to acquisition in respect of an exploration asset acquired, is accounted for in accordance with the policy outlined above for exploration expenditure incurred by or on behalf of the entity.

Impairment
The carrying amounts of fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on income generating units ("IGU").

If the carrying amount of a fixed asset exceeds the recoverable amount, a provision is recorded to reflect the asset at the lower amount. In assessing recoverable amount for property, plant and equipment and investments, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal have been discounted to their present value using a market-determined, risk-adjusted discount rate.

Leasing and hire purchase commitments
Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have passed to the Enex Group, and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the balance sheet. The interest elements of the rental obligations are charged in the profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals payable under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes all costs incurred in bringing each product to its present location and condition stock is categorised as follows:

- Raw materials and consumables: Materials, goods or supplies (including energy sources) to be either directly or indirectly consumed in the production process.
- Work in progress: Items stored in an intermediate state that have not yet passed through all stages of production.
- Finished goods: Products and materials that have passed all stages of the manufacturing process.

Net realisable value is based on estimated selling price less any further costs expected to be incurred to completion and disposal.

Provisions for liabilities and charges

Provisions are recognised when the Enex Group has a present obligation, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle such an obligation.

Environmental protection, rehabilitation and closure costs

Provision is made for close down, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs, based on the estimated future costs. The provision is discounted where material and the unwinding of the discount is shown a finance cost in the profit and loss account. At the time of establishing the provision, a corresponding asset is capitalised and depreciated over future production from the mine to which it relates.

The provision is reviewed on an annual basis for changes in cost estimates or lives of operations.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, with the following exceptions:

- where fixed assets have been revalued, provision is made for deferred tax only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Pensions and other post retirement obligations

The Enex Group operates a number of pension plans, the assets of which are (where funded) generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Enex Group companies, taking account of the recommendation of independent qualified actuaries. The Enex Group's contributions to its defined contribution pension plans are charged to the profit and loss account in the year to which they relate.

Employee Entitlements

Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, annual leave and sick leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

Long Service Leave
Funding of long service leave entitlements for mine staff is administered by the Coal Mining Industry Long Service Leave (Funding) Corporation ("the Fund"). A liability for long service leave is recognised, where the Fund is in deficit and is based on expected future payments to be made to the Fund in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted, where material, using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

The Fund collects levies from employers in the coal industry sufficient to finance the expected cost of long service leave liabilities. When employers make long service leave payments to mine staff, the Fund reimburses the employer for most of the payment. To reflect the expected reimbursement for future long service leave payments from the Fund, a current and non-current receivable is booked at the present value of future amounts expected to be reimbursed.

Financial instruments
Measurement
Financial instruments are initially measured at cost, including transaction costs.

Investments
Investments, other than investments in subsidiaries and associates are measured at cost less accumulated impairment losses.

Other financial assets
Other financial assets originated by the Enex Group are stated at cost less a provision for doubtful debts.

Financial liabilities
Loans are recognised at inception at the fair value of the proceeds received net of issue costs. The finance cost recognised in the profit and loss account is allocated to a period over the term of the loan at a constant rate on the carrying amount.

2. Turnover and Segmental Analysis

Turnover represents the amounts derived from the provision of commodities and services which fall within the Enex Group's ordinary activities, stated net of value added tax.

The Enex Group operates solely in one industry sector, being the mining industry in Australia. The results of all of the acquired entities relate to mining industry activities within Australia. Turnover, group profit on ordinary activities before tax are analysed as follows:

	Year ended 31 December		
	1999 US$000	2000 US$000	2001 US$000
Turnover			
Continuing	152,420	189,508	662,351
	152,420	189,508	662,351
Turnover of acquired entities included in the above	57,717	–	371,152
Turnover of the following acquisitions are included in the above:			
Oceanic Coal Australia Ltd	37,820	–	–
Enex Liddell Pty Ltd	19,897	–	–
Oakbridge Pty Ltd	–	–	229,730
Ulan Coal Mines Limited	–	–	128,840
United Collieries Pty Ltd	–	–	12,582
Turnover by destination			
Europe	9,145	9,097	19,871
Asia	124,985	156,439	556,374
Australia	18,290	23,972	86,106
	152,420	189,508	662,351

All the Enex Group's turnover originates in Australia.

	1999 US$000	2000 US$000	2001 US$000
Profit			
Segment profit:			
Continuing operations	6,033	9,955	155,634
	6,033	9,955	155,634
Share of profit before tax of associated undertakings	–	2,254	(466)
Operating profit/(loss)	6,033	12,209	155,168
Net interest and income from investments	198	5,326	(5,677)
Profit on disposal of tangible assets	(11)	133	1,479
Exchange difference on translation of US dollar loan included in the Australian financial statement	(915)	(34,696)	(29,473)
Profit/(loss) on ordinary activities before taxation	5,305	(17,028)	121,497
Operating profit of acquisitions included in the above:			
Oceanic Coal Australia Ltd	4,834	–	–
Enex Liddell Pty Ltd	2,815	–	–
Oakbridge Pty Ltd	–	–	52,374
Ulan Coal Mines Limited	–	–	38,902
United Collieries Pty Ltd	–	–	2,462

3. Net Operating Expenses	Year ended 31 December 1999		Year ended 31 December 2000		Year ended 31 December2001	
	Continuing US$000	Total US$000	Continuing US$000	Total US$000	Continuing US$000	Total US$000
Cost of sales	119,508	119,508	154,616	154,616	382,364	382,364
Distribution costs	26,879	26,879	28,461	28,461	127,336	127,336
Exchange difference on repayment of receivable	–	–	(3,524)	(3,524)	–	–
Other operating income	–	–	–	–	(2,983)	(2,983)
Net operating costs	146,387	146,387	179,553	179,553	506,717	506,717
Gross profit	32,912	32,912	34,892	34,892	279,987	279,987

Cost of sales includes commissions paid to Glencore International AG, the ultimate controlling entity, of US$8,122,000 in 1999, US$7,888,000 in 2000 and US$6,516,000 in 2001.

The total figures for continuing operations in 1999 include the following amounts relating to the acquisition of Oceanic Coal Australia Ltd: cost of sales US$26,586,000 and net operating costs US$5,410,000.

The total figures for continuing operations in 1999 include the following amounts relating to the acquisition of Enex Liddell Pty Ltd: cost of sales US$13,786,000 and net operating costs US$4,286,000.

The total figures for continuing operations in 2001 include the following amounts relating to the acquisition of Oakbridge Pty Ltd: cost of sales US$139,374,000; net operating costs US$37,349,000.

The total figures for continuing operations in 2001 include the following amounts relating to the acquisition of Ulan Coal Mines Limited: cost of sales US$56,716,000; net operating costs US$33,223,000.

The total figures for continuing operations in 2001 include the following amounts relating to the acquisition of United Collieries Pty Limited: cost of sales US$8,412,000; net operating costs US$2,340,000.

4. Operating Profit This is stated after charging/(crediting):	Year ended 31 December 1999 US$000	2000 US$000	2001 US$000
Auditors' remuneration – audit services	97	103	237
Depreciation			
Plant and equipment and mine development	5,571	7,997	19,183
Depreciation of assets held under finance			
Leases and hire purchase contracts	148	240	2,329
Buildings	187	265	474
Mining leases	170	609	21,094
	6,076	9,111	43,080
Royalty payments	9,377	6,850	18,733
Operating lease rentals	899	896	1,652
Amounts charged to provisions:			
Restoration, rehabilitation and environment	670	664	1,518

5. Directors' Emoluments Directors' remuneration and pension entitlements	Year ended 31 December 1999 US$000	Year ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Basic salary and fees	56	365	320
Benefits	3	19	14
Performance related bonuses	13	23	14
	72	407	348

Enex only commenced paying amounts to directors from November 1999. Prior to this time the directors were remunerated by Glencore Australia, a wholly owned subsidiary of Glencore International AG. These amounts were then recharged to Enex.

The remuneration and pension entitlements of the highest paid director are as follows:

	Year ended 31 December 1999 US$000	Year ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Basic salary and fees	32	222	232
Benefits	2	4	9
	34	226	241

6. Staff Costs	Year ended 31 December 1999 US$000	Year ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Wages and salaries	27,157	32,249	69,007
Pension costs	3,800	4,582	3,043
	30,957	36,831	72,050

The number of employees at the year end was made up as follows:

	Year ended 31 December 1999	Year ended 31 December 2000	Year ended 31 December 2001
Mining	595	595	1,290
Administration	138	135	315
	733	730	1,605

7. Interest Payable and Similar Charges	Year ended 31 December 1999 US$000	Year ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Bank loans and overdrafts	–	–	4,591
Finance charges payable under finance leases and hire purchase contracts	75	57	747
Interest payable – other	695	212	2,199
	770	269	7,537

8. Tax on Profit on Ordinary Activities

Enex is incorporated in Australia and is subject to taxation under the Australian tax regime.

The taxation charge/(benefit) is made up as follows:	Year ended 31 December 1999 US$000	Year ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Foreign tax			
Current tax on income for the period	–	(936)	(4,958)
Adjustment in respect of prior years	–	1,046	–
Deferred tax:			
Originating and reversing timing differences	(2,037)	620	(18,794)
Effect of change in tax rate	(376)	393	191
Total tax (charge)/credit on profit on ordinary activities	(2,413)	1,123	(23,561)

The statutory tax provision at the applicable statutory rate is generally calculated on the basis of pre-tax earnings or losses and the applicable statutory tax rates. The difference between the effective provision for income tax and the statutory tax provision at the applicable statutory tax rate is reconciled as follows:

	Year ended 31 December 1999 US$000	Year ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Statutory provision for tax at applicable statutory rate*	(1,910)	5,790	(36,449)
Prior period adjustment	–	1,046	–
Permanent differences	126	1,655	(2,878)
Timing differences not previously recognised	(1,063)	(7,584)	15,546
Movement in deferred tax provision	2,413	(1,013)	18,603
Reduction in tax rate	434	399	191
Other	–	(183)	29
Effective provision for tax	–	110	(4,958)

* Applicable statutory tax rates by period are: 1999 – 36%, 2000 – 34%, 2001 – 30%

Deferred tax assets and liabilities for 2001, 2000 and 1999 reflect the impact of timing differences between amounts of assets and liabilities for financial reporting purposes and the amounts of such assets and liabilities as measured for tax purposes.

9. Earnings Per Ordinary Share

The calculation of earnings per ordinary share is based on earnings of US$42,370,500 (2000 US$(7,952,500); 1999 US$1,446,000) and on two ordinary shares, being the total number of ordinary shares in issue during the year.

There is no difference between the calculation of ordinary and diluted earnings per share.

10. Tangible Fixed Assets

Cost:	Mineral properties US$000	Land and buildings US$000	Plant and machinery US$000	Total US$000
At 1 January 2000	30,514	25,932	213,442	269,888
Exchange adjustment	(5,824)	(3,894)	(33,799)	(43,517)
Additions	–	–	3,141	3,141
Disposals	–	–	(116)	(116)
Acquired/(disposed) of with operations	61,701	945	27,172	89,818
At 1 January 2001	86,391	22,983	209,840	319,214
Exchange adjustment	(7,670)	(2,041)	(17,910)	(27,621)
Additions	6,232	391	23,905	30,528
Reclassification	(68,260)	(3,033)	71,293	–
Disposals	(83)	(163)	(12,171)	(12,417)
Acquired/(disposed) of with operations	240,402	15,974	170,315	426,691
At 31 December 2001	257,012	34,111	445,272	736,395
Depreciation:				
At 1 January 2000	282	2,604	70,008	72,894
Exchange adjustment	(85)	(398)	(11,477)	(11,960)
Provided during the year	1,085	265	7,761	9,111
Disposals	–	–	(116)	(116)
Acquired/(disposed) of with operations	–	–	–	–
At 1 January 2001	1,282	2,471	66,176	69,929
Exchange adjustment	(108)	(209)	(6,856)	(7,173)
Provided during the year	20,847	474	21,759	43,080
Reclassification	(2,874)	–	2,874	–
Disposals	(2,650)	(4)	(7,733)	(10,387)
Acquired/(disposed) of with operations	–	–	–	–
At 31 December 2001	16,497	2,732	76,220	95,449
Net book value at 31 December 2001	240,515	31,379	369,052	640,946
Net book value at 31 December 2000	85,109	20,512	143,664	249,285
Net book value at 1 January 2000	30,232	23,328	143,434	196,994

The net book value of land and buildings comprises:	At 31 December 2000 US$000	At 31 December 2001 US$000
Other properties at cost:		
Long leasehold	20,512	31,379
Short leasehold	–	–
	20,512	31,379

Included in the amounts for plant and machinery above are the following amounts relating to leased assets and assets acquired under hire purchase contracts:

	US$000
Cost:	
At 1 January 2000	2,611
Exchange adjustment	(472)
Acquisition of subsidiary undertaking	2,083
At 1 January 2001	4,222
Exchange adjustment	(753)
Additions	6,049
Disposals	(1,255)
Acquisition of subsidiary undertaking	37,605
Reclassification	(2,739)
At 31 December 2001	43,129
Depreciation:	
At 1 January 2000	(1,661)
Exchange adjustment	246
Acquisition of subsidiary undertaking	(941)
Depreciation provided during the year	(239)
At 1 January 2001	(2,595)
Exchange adjustment	210
Depreciation provided during the year	(2,329)
Disposals	1,224
Reclassification	1,007
At 31 December 2001	(2,483)
Net book value at 31 December 2001	40,646
Net book value at 31 December 2000	1,627
Net book value at 1 January 2000	950

11. Investments	At 31 December 2000 US$000	At 31 December 2001 US$000
Associated undertakings (a)	56,712	–
Loans to associated undertakings (b)	58,575	6,190
	115,287	6,190
Other fixed asset investments (c)	192	13,780
	115,479	19,970

(a) Associated undertakings	Share of net assets US$000
At 1 January 2000	
Investments in associated undertakings acquired	59,617
Share of profit retained by associated undertaking	2,254
Effect of foreign exchange rate variations	(5,159)
At 1 January 2001	56,712
Share of profit retained by associated undertakings	(466)
Reclassification to subsidiary undertakings	(56,246)
At 31 December 2001	–

As part of the acquisition of GC Coal Company, Enex acquired a 48% interest (held by GC Coal Company) in the share capital of Oakbridge Pty Ltd on 9 March 2000. Oakbridge Pty Ltd operates in the coal mining industry. The consideration for the acquisition of a 48% interest in Oakbridge Pty Ltd was a component amounting to A$98.1m (US$59.6m) of the consideration paid on the acquisition of GC Coal Company (see note 11(d)(iii)). On 31 March 2001, a further 18.5% was acquired and Oakbridge is consolidated as a subsidiary undertaking from this time (see note 11(d) on acquisition of Oakbridge Pty Ltd).

During the year ending 31 December 2000 Oakbridge earned revenues of US$247.7 million, generating a loss of US$16.6 million with no tax being charged, and at 31 December 2000 Oakbridge had fixed assets of US$274.3 million, current assets of US$63.7 million, and current liabilities of US$114.1 million and non-current liabilities of US$167.2 million.

Enex acquired a 50% interest in Cook Resources Pty Limited on 6 August 2001. The consideration for the acquisition was A$1. In addition, Enex, as part of the acquisition, advanced a loan to Cook Resources Pty Limited for US$6,190,000.

(b) Loans to associated undertakings
As at 31 December 2000 the Enex Group had a loan to an associated undertaking, Oakbridge Pty Limited, for an amount of US$58,575,000. During 2001, a further 18.5% was acquired and Oakbridge is consolidated as a subsidiary undertaking from this time.

As at 31 December 2001, the group has a loan to an associated undertaking, Cook Resources Pty Limited, for an amount of US$6,190,000.

(c) Other fixed asset investments	2000 US$000	2001 US$000
Cost:		
At 1 January	166	192
Additions	53	13,602
Effect of foreign exchange rate variations	(27)	(14)
At 31 December	192	13,780

Enex acquired shares in Newcastle Coal Shippers Pty Limited and Port Waratah Coal Services Limited as part the acquisition of subsidiary undertakings.

Details of the principal investments as at 31 December 2001 in which the Group or Enex holds 20% or more of the nominal value of any class of share capital are as follows:

Name of company	Holding	Proportion of voting rights and shares held	Nature of business
Subsidiary undertakings			
All held by the company unless indicated. All undertakings are incorporated in Australia			
Enex Coal Pty Limited	Ordinary shares	100%	Mining
Hunter Valley Coal Corporation Pty Limited	Ordinary shares	100%	Mining
Budroll Pty Limited	Ordinary shares	100%	Mining
Oceanic Coal Australia Limited	Ordinary shares	100%	Mining
OCAL Macquarie Pty Limited	Ordinary shares	100%	Mining
Macquarie Coal Marketing Pty Limited	Ordinary shares	80%	Mining
Enex Liddell Pty Limited	Ordinary shares	100%	Mining
Gabume Pty Limited	Ordinary shares	100%	Mining
Liddell Coal Loader Pty Limited	Ordinary shares	100%	Mining
Liddell Power Generation Sales Pty Limited	Ordinary shares	67.5%	Mining
Liddell Coal Preparation Pty Limited	Ordinary shares	67.5%	Mining
Liddell Tenements Pty Limited	Ordinary shares	67.5%	Mining
Liddell Coal Marketing Pty Limited	Ordinary shares	67.5%	Mining
Liddell Collieries Pty Limited	Ordinary shares	67.5%	Mining
Liddell Southern Tenements Pty Limited	Ordinary shares	67.5%	Mining
Enex Foydell Pty Limited	Ordinary shares	100%	Mining
Glendell Tenements Pty Limited	Ordinary shares	67.5%	Mining
Liddell Coal Operations Pty Limited	Ordinary shares	100%	Mining
Foybrook Tenements Pty Limited	Ordinary shares	67.5%	Mining
Enex Torgara Pty Limited	Ordinary shares	100%	Mining
Enex Oakbridge Pty Limited	Ordinary shares	100%	Mining
Oakbridge Pty Limited	Ordinary shares	66.53%	Mining
Coalex Holdings Pty Limited	Ordinary shares	100%	Mining
Coalex Sales Pty Limited	Ordinary shares	100%	Mining
The Lithgow Valley Colliery Company	Ordinary shares	100%	Mining
The Wallerawang Collieries Limited	Ordinary shares	95%	Mining
Oakwell Pty Limited	Ordinary shares	100%	Mining
The Newcastle Wallsend Coal Company Limited	Ordinary shares	100%	Mining
Saxonvale Coal Pty Limited	Ordinary shares	100%	Mining
Sybota Pty Limited	Ordinary shares	100%	Mining
Tagus Holdings Pty Limited	Ordinary shares	100%	Mining
Tagus Properties Pty Limited	Ordinary shares	100%	Mining
Miniere Mining Pty Limited	Ordinary shares	100%	Mining
Genders Mining Pty Limited	Ordinary shares	100%	Mining
Bulga Coal Sales Pty Limited	Ordinary shares	100%	Mining
Saxonvale Coal Sales Pty Limited	Ordinary shares	100%	Mining
Bulga Coal Pty Limited	Ordinary shares	100%	Mining
Bulga Coal Managem ent Pty Limited	Ordinary shares	100%	Mining
Mcllwraith McEachem Pty Limited	Ordinary shares	100%	Mining
Mcllwraith McEachem Operations Pty Limited	Ordinary shares	100%	Mining
Associated Steamships Pty Limited	Ordinary shares	100%	Mining
Mcllwraith Mining Pty Limited	Ordinary shares	100%	Mining
ACN 080 803 461 Pty Limited	Ordinary shares	100%	Mining
Cumnock Coal Limited	Ordinary shares	81.23%	Mining
Cumnock Colliery (No 1) Pty Limited	Ordinary shares	100%	Mining
Jonsha Pty Limited	Ordinary shares	100%	Mining

Name of company	Holding	Proportion of voting rights and shares held	Nature of business
Ulan Coal Mines Limited	Ordinary shares	90%	Mining
Enex Ulan Pty Limited	Ordinary shares	100%	Mining
Owljura Pty Limited	Ordinary shares	100%	Mining
Gila Pty Limited	Ordinary shares	100%	Mining
Hadenis Pty Limited	Ordinary shares	100%	Mining
Vistajura Pty Limited	Ordinary shares	100%	Mining
Abelshore Pty Limited	Ordinary shares	100%	Mining
United Collieries Pty Limited	Ordinary shares	95%	Mining
United Coal Sales Pty Limited	Ordinary shares	95%	Mining
Winarch Pty Limited	Ordinary shares	100%	Mining
Jerry's Plains Coal Terminal Pty Limited	Ordinary shares	100%	Mining

Associated undertakings

Name of company	Holding	Proportion of voting rights and shares held	Nature of business
2000			
Oakbridge Pty Limited	Ordinary shares	48%	Mining
2001			
Cook Resources Pty Limited	Ordinary shares	50%	Mining

(d) Acquisition of subsidiary undertakings

(i) GA Group (now Enex Liddell Pty Ltd, Enex Foydell Pty Ltd and Enex Togara Pty Ltd)

In June 1999, the Enex Group acquired 100% of the GA Group of companies for a consideration of US$44,165,000 (A$68,447,000). The investment has been included in the company's balance sheet at its fair value at the date of acquisition which management considered to be equivalent to its book value.

Analysis of the acquisition of the GA Group:

Net assets at date of acquisition:	Book value US$000	Adjustments Revaluation US$000	Adjustments Other US$000	Fair value to Group US$000
Tangible fixed assets	45,743	(839)		44,904
Stocks	3,850	–	–	3,850
Debtors	6,528	–	–	6,528
Mineral rights	–	–	–	–
Other assets/(liabilities)	(2,843)	–	–	(2,843)
Cash	133	–	–	133
Trade and other creditors	(6,972)	–	–	(6,972)
Borrowings	(1,435)	–	–	(1,435)
Net assets	45,004	(839)		44,165
Consideration				44,165
Less: Cash not acquired				(133)
Net cash outflow from acquisition				44,032

(ii) Oceanic Coal Australia Ltd

During July 1999, the Enex Group acquired 100% of the Oceanic Coal Australia Ltd group of companies for a consideration of US$16,443,000 (A$25,484,000) by the issue of a loan note to the value of US$16,131,000 and cash. The investment in Oceanic Coal Australia Ltd has been included in Enex's balance sheet at its fair value at the date of acquisition.

Analysis of the acquisition of Oceanic Coal Australia Limited:

		Adjustments		
Net assets at date of acquisition:	Book value US$000	Revaluation US$000	Other US$000	Fair value to Group US$000
Tangible fixed assets	57,525	–	–	57,525
Stocks	8,853	–	–	8,853
Debtors	7,016	–	–	7,016
Mineral rights	–	72	10,646[(a)]	10,718
Other assets/(liabilities)	3,169	–	–	3,169
Cash	11,410	–	–	11,410
Trade and other creditors	(10,379)	–	–	(10,379)
Borrowings	(61,223)	–	–	(61,223)
Net assets	16,371	72	10,646	27,089
Fair value of notes issued (see below)				26,778
Cash				311
Cash not acquired				(11,408)
Net cash outflow/(inflow)				(11,097)

(a) In December 2000, Enex paid A$41.5m (US$26.8m) to HIH Insurance group to release a redeemable loan note previously recorded in the books at A$25.0m (US$16.1m). The redemption cost of A$16.5m (US$10.7m) has been recorded as an additional cost of acquisition.

Oceanic Coal Australia Limited earned a profit after tax of US$36.6m in the period ended 2 July 1999. The summarised profit and loss account for the period 1 January 1999 to the date of acquisition is as follows:

	US$000
Turnover	82,712
Operating profit/(loss) pre exceptional items and tax	(10,152)
Exceptional items	53,389
Profit before tax	43,237
Taxation	(6,624)
Profit for the period ended ended 2 July 1999	36,613

There were no recognised gains and losses in the six months ended 2 July 1999 other than the profit of US$36.6 million above.

(iii) GC Coal Company (now known as Enex Oakbridge Pty Ltd)

In March 2000, the Enex Group acquired 100% of GC Coal Company (formerly Cyprus Australia Coal Company and now known as Enex Oakbridge Pty Ltd) for a consideration of US$60,171,000 (A$103,825,000).

Analysis of the acquisition of GC Coal Company (now Enex Oakbridge Pty Ltd):

Net assets at date of acquisition:	Book value US$000	Adjustments revaluation US$000	Fair value to Group US$000
Debtors	84,186	–	84,186
Investments in associated undertakings [(a)]	59,617	–	59,617
Other assets/(liabilities)	12,590	(11,909)[(b)]	681
Cash	156	–	156
Trade and other creditors	(110)	–	(110)
Borrowings	(24)	–	(24)
Net assets	156,415	(11,909)	144,506
Discharged by:			
Loans assumed			84,335
Net cash			60,171
Cash not acquired			(156)
Net cash outflow / (inflow)			144,350

(a) As part of the GC Coal Company acquisition, the Enex Group acquired a 48% interest in Oakbridge Pty Ltd. See also note 11(a). On 31 March 2001, a further 18.5% was acquired and Oakbridge is consolidated as a subsidiary undertaking from this time (see acquisition of Oakbridge Pty Ltd in note 11(d)(v) below).

(b) The reclassification represents the fair value adjustment required to write off the capitalised overburden carried by GC Coal at the time of acquisition.

(iv) Cumnock Coal Limited

On 15 December 2000, the Enex group acquired 81.23% of the share capital of Cumnock Coal Limited for a consideration of US$48,353,000 (A$83,434,000) cash. The investment in Cumnock Coal Limited has been included in the company's balance sheet at its fair value at the date of acquisition.

Analysis of the acquisition of Cumnock Coal Limited:

	Book value US$000	Adjustments Revaluation US$000	Adjustments Other US$000	Fair value to Group US$000
Net assets at date of acquisition:				
Tangible fixed assets	26,378	–	–	26,378
Stocks	2,733	–	–	2,733
Debtors	4,617	–	–	4,617
Mineral rights	–	28,496	–	28,496
Other assets/(liabilities)	32,515	(24,457)[(a)]	–	8,058
Cash	3,305	–	–	3,305
Trade and other creditors	(8,770)	–	–	(8,770)
Borrowings	(5,292)	–	–	(5,292)
Net assets	55,486	4,039	–	59,525
Outside equity interest		–	–	(11,172)
				48,353
Discharged by:				
Consideration – cash				48,353
Cash not acquired				(3,305)
Net cash outflow / (inflow)				45,048

(a) The revaluation adjustment relates to the provisioning for the out of the money hedge book held by Cumnock Coal Limited prior to the acquisition of US$21,909,000 and the write-off of deferred expenditure of US$2,548,000.

During the year ended 31 December 2000 Cumnock Coal Limited contributed US$20,510,000 to the Enex Group's operating cash flow, paid US$517,000 in respect of net returns on investments and servicing of finance, US$nil in respect of taxation and utilised US$415,000 for capital expenditure and financial investment.

Cumnock Coal Limited earned a profit after tax of US$90,000 in the year ended 31 December 2000 (1999: US$403,000). The summarised profit and loss account for the period 1 January 2000 to the date of acquisition is as follows:

	US$000
Turnover	60,327
Profit before tax	241
Taxation	151
	90

There were no recognised gains and losses in the 11 months ended 15 December 2000 other than the profit above.

(v) Oakbridge Pty Ltd

On 31 March 2001, the Enex Group increased its shareholding in Oakbridge Pty Ltd from 48% (see 11(a) and 11(d)(iii)) to 66.53%. The acquisition of the additional 18.53% was for consideration of US$58,908,000 (A$114,000,000). Oakbridge Pty Ltd has been included in the consolidated balance sheet of the Enex Group at 31 December 2001.

Analysis of the acquisition of the additional 18.53% of Oakbridge Pty Limited:

Net assets at date of acquisition:	Book value US$000	Revaluation adjustment US$000	Fair value to Group US$000
Tangible fixed assets	190,682	–	190,682
Stocks	16,384	–	16,384
Debtors	7,719	–	7,719
Mineral rights	–	101,010	101,010
Other liabilities	(913)	–	(913)
Cash	4,875	–	4,875
Trade and other creditors	(33,051)	–	(33,051)
Borrowings	(115,682)	–	(115,682)
Net assets	70,014	101,010	171,024
Outside equity interest			(55,870)
Less: Enex share of net assets on an equity accounting basis at the date of acquisition of additional 18.53%			(56,246)
Net assets			58,908
Consideration			58,908
Less: Cash not acquired			(4,875)
Discharged by:			
Cash			54,033

(a) On 31 March 2001, Enex acquired the additional 18.53% interest in Oakbridge Pty Ltd for a consideration of US$58.9 million.
(b) During the year ended 31 December 2001 Oakbridge Pty Limited contributed US$43,215,000 to the Enex Group's net operating cash flows, paid US$4,895,000 in respect of returns on investments and servicing of finance and paid US$nil in respect of taxation and US$13,606 in respect of capital expenditure.
(c) Oakbridge Pty Ltd earned a loss after tax of US$16,633,000 in the year ended 31 December 2000 (1999 loss: US$30,911,000). The summarised profit and loss account for the period 1 January 2001 to the date of acquisition is as follows:

	US$000
Turnover	110,950
Profit before tax	(971)
Taxation	–
	(971)

(vi) Ulan Coal Mines Limited

In February 2001, the Enex Group acquired 90% of the Ulan Coal Mines Joint Venture via its 100% owned subsidiaries Jonsha Pty Limited, Enex Ulan Pty Limited, Gila Pty Limited and Vistajura Pty Limited, and 90% of Ulan Coal Mines Limited via its 100% owned subsidiaries Jonsha Pty Limited and Enex Ulan Pty Limited. The acquisition was for consideration of US$57,581,000 (A$111,430,000). The investment of Ulan Coal Mines Limited has been included in Enex's balance sheet at its fair value at the date of acquisition.

Analysis of the acquisition of Ulan Coal Mines Limited:

Net assets at date of acquisition:	Book value US$000	Revaluation adjustment US$000	Fair value to Group US$000
Tangible fixed assets	73,682	–	73,682
Stocks	7,390	–	7,390
Debtors	2,207	–	2,207
Mineral rights	–	2,883	2,883
Other assets/(liabilities)	(9,750)	–	(9,750)
Cash	1,447	–	1,447
Trade and other creditors	(9,926)	–	(9,926)
Borrowings	(10,352)	–	(10,352)
Net assets	54,698	2,883	57,581
Consideration			57,581
Less: Cash not acquired			(1,447)
Discharged by:			
Cash			56,134

(vii) United Collieries Pty Limited

During July 2001, the Enex Group acquired 95% of United Collieries Joint Venture, United Collieries Pty Ltd, and United Coal Sales Pty Limited via the acquisition of its 100% owned subsidiary Abelshore Pty Limited. The acquisition was for consideration of US$42,600,000 (A$82,439,000). The investment of United Collieries Pty Limited has been included in the company's balance sheet at its fair value at the date of acquisition.

Analysis of the acquisition of United Collieries Pty Limited:

Net assets at date of acquisition:	Book value US$000	Revaluation adjustment US$000	Fair value to Group US$000
Tangible fixed assets	64,335	–	64,335
Stocks	1,813	–	1,813
Debtors	3,112	–	3,112
Cash	1,700	–	1,700
Trade and other creditors	(6,788)	1,149	(5,639)
Net assets	64,172	1,149	65,321
Consideration:			
Cash			42,600
Loans assumed			22,721
			65,321

The revaluation adjustment relates to accruals and provisions not assumed.

During the year ended 31 December 2000 United Collieries Pty Ltd generated revenues of US$35.3 million, loss before tax of US$3.5 million and a net loss of US$3.2 million after receiving a tax credit of US$0.3 million.

12. Interests in Joint Ventures

The economic entity has interests in unincorporated joint ventures as follows:

Joint Venture	Principal Activities	Percentage Interest as at 31 December 1999	2000	2001
Macquarie Coal Joint Venture	Coal Mining	80.0%	80.0%	80.0%
Liddell Joint Venture	Coal Mining	67.5%	67.5%	67.5%
Foybrook Joint Venture	Coal Mining	67.5%	67.5%	67.5%
Glendell Joint Venture	Mine Development	67.5%	67.5%	67.5%
Togara North Joint Venture	Coal Exploration	33.3%	33.3%	33.3%
Ravensworth Coal Terminal	Coal Handling		35.6%	35.6%
Bulga Joint Venture	Coal Mining		90.0%	87.5%
Ulan Coal Mines Joint Venture	Coal Mining			90.0%
United Coal Joint Venture	Coal Mining			95.0%

The joint ventures are not separate legal entities. They are contractual arrangements between the participants for the sharing of costs and output and do not in themselves generate revenue or profit and have been accounted for as joint arrangements that are not an entity.

The Enex Group's direct and indirect interests in joint venture net assets as summarised below are included in the corresponding balance sheet items in the consolidated accounts:

	At 31 December 2000 US$000	At 31 December 2001 US$000
Current Assets		
Cash	443	2,755
Debtors: amounts falling due within one year	10,301	8,833
Inventories	9,491	36,276
Other	887	31,064
Non-Current Assets		
Debtors: amounts falling due after more than one year	1,671	6,654
Investments	70	449
Property, plant and equipment	76,675	279,664
Other	1,170	4,472
Total Assets	100,708	370,167
Creditors falling due within one year	11,643	51,488
Creditors falling due later than one year	16,670	7,317
Provisions	9,607	33,874
Total Liabilities	37,920	92,679
Net Assets	62,788	277,488

13. Stocks	At 31 December 2000 US$000	At 31 December 2001 US$000
Raw materials and consumables	3,049	7,225
Finished goods and goods for resale	18,374	49,552
	21,423	56,777

14. Debtors

Debtors: amounts falling due after more than one year:	At 31 December 2000 US$000	At 31 December 2001 US$000
Prepayments	1,243	5,642
Accrued Revenue	4,972	3,178
Other	4,123	12,600
	10,338	21,420

Debtors: amounts falling due within one year:	At 31 December 2000 US$000	At 31 December 2001 US$000
Trade debtors	14,909	53,273
Amounts owed by associated undertakings	–	–
Other debtors	12,409	4,747
Prepayments and accrued income	3,095	10,073
	30,413	68,093

Included in non-trade debtors for the 31 December 2000 year are amounts due from Centennial Coal Company Limited of US$3.4m, Goods and Services Tax (VAT) receivable of US$2.6m and insurance proceeds due of US$1.5m. Included within other debtors are amounts relating to Employee Entitlements.

Included in non-trade debtors for the 31 December 2001 year are Goods and Services Tax receivable of US$3.4m, insurance claims of US$4.5m and diesel fuel rebates of US$1.2m. Included within other debtors are amounts relating to Employee Entitlements.

15. Creditors: Amounts falling due within one year	At 31 December 2000 US$000	At 31 December 2001 US$000
Current instalments due on loans – Bank loans[(i)]	2,224	2,045
Current instalments due on loans – Other loans[(ii)]	1,493	17,646
Obligations under finance leases and hire purchase contracts[(iii)]	603	1,092
Trade creditors	27,935	74,236
Corporation tax	936	5,160
Other taxes and social security costs	807	–
Amounts payable to controlling entity	5,635	–
	39,633	100,179

(i) This loan is secured by registered first mortgages over assets and undertakings.
(ii) At 31 December 2001 US$17,303,000 was unsecured.
(iii) The lease liabilities are secured over the specific items of plant and equipment.

16. Creditors: Amounts falling due after more than one year	At 31 December 2000 US$000	At 31 December 2001 US$000
Bank loans(i)	2,224	299,972
Other loans(ii)	396	4,306
Obligations under finance leases and hire purchase contracts(iii)	396	15,720
Payable to controlling entity	367,007	197,112
Other	3,619	4,039
	373,642	521,149

(i)-(iii) – Loan details are secured as described in note 15.

Any payments to the controlling entity subsequent to 31 December 2001 are subordinated to any repayments made on the bank loans and accordingly amounts payable to the controlling entity have been classified as amounts falling due after more than one year.

17. Loans	At 31 December 2000 US$000	At 31 December 2001 US$000
Amounts falling due:		
In one year or less or on demand	3,717	19,691
Between one and two years	2,620	4,306
Between two and five years	–	299,972
In five years or more	–	–
	6,337	323,969
Included in creditors: amounts falling due		
within one year	3,717	19,691
after more than one year	2,620	304,278
	6,337	323,969

18. Obligations under Leases and Hire Purchase Contracts

Amounts due under finance leases and hire purchase contracts:	At 31 December 2000 US$000	At 31 December 2001 US$000
Amounts payable:		
Within one year	661	1,500
In two to five years	431	7,206
Later than five years	–	15,816
	1,092	24,522
Less: finance charges allocated to future periods:		
Within one year	58	471
In two to five years	35	2,265
Later than five years	–	4,973
	999	16,813

Annual commitments under non-cancellable operating leases are as follows:	Land and buildings At 31 December 2000 US$000	Land and buildings At 31 December 2001 US$000	Other At 31 December 2000 US$000	Other At 31 December 2001 US$000
Operating leases which expire:				
Within one year	–	–	–	555
In two to five years	–	–	896	689
In over five years	–	–	–	408
	–	–	896	1,652

19. Provisions for Liabilities and Charges

	Employee entitlements US$000	Restoration, rehabilitation & environment US$000	Provision for foreign currency losses US$000	Sundry provision US$000	Deferred tax liability US$000	Total US$000
At 1 January 2000	10,927	7,193	–	–	(1,220)	16,900
Acquisition of subsidiary undertaking	2,798	–	22,835	–	816	26,449
Arising during the year	2,282	664	–	892	(1,013)	2,825
Exchange adjustment	(1,510)	(1,120)	–	–	(432)	(3,062)
Utilised	–	–	–	–	–	–
At 1 January 2001	14,497	6,737	22,835	892	(1,849)	43,112
Acquisition of subsidiary undertaking	35,493	6,571	–	–	2,043	44,107
Arising during the year	(9,905)	1,518	–	–	18,603	10,216
Exchange adjustment	(1,169)	(541)	(1,833)	–	(112)	(3,655)
Utilised	–	–	(12,187)	(892)	–	(13,079)
At 31 December 2001	38,916	14,285	8,815	–	18,685	80,701

Deferred taxation comprises:	At 31 December 2000 US$000	At 31 December 2001 US$000
Fixed Assets	26,121	33,813
Deferred expenses	–	9,408
Tax losses	(21,820)	(37,125)
Foreign exchange	–	11,517
Provisions	(6,150)	(9,959)
Employee entitlements	–	(4,966)
Other timing differences	–	15,997
	(1,849)	18,685

Deferred taxation not recognised in respect of tax losses and other timing differences amounts to US$19.5 million for 2001 (2000: US$28.4 million). These assets will be recognised as future taxable profits or timing differences against which they may be deducted arise.

Employee entitlement provisions represent the value of excess leave entitlements allocated over the leave taken by the employees of the company. These amounts are expected to reverse as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment.

Accrued Restoration, Rehabilitation and Environment provision represents the accrual of costs required to provide adequate restoration and rehabilitation upon the completion of mining activities. These amounts will reverse when such rehabilitation has been performed.

Provision for foreign currency losses represent the unrealised loss on financial derivative instruments not recognised as effective hedges. These amounts are expected to reverse as the derivative instruments to which they are attached are closed.

20. Share Capital

The authorised share capital consists of the ordinary shares of A$1 nominal value each. Both of these shares are issued and fully paid.

21. Reserves	Share premium account US$000	Revaluation reserve US$000	Currency translation reserve US$000	Profit and loss account US$000
At 1 January 1999	–	–	–	2,150
Retained profit for the year	–	–	–	2,892
Exchange differences arising on translation	–	–	197	–
At 31 December 1999	–	–	197	5,042
Exchange differences arising on translation	–	–	(1,820)	–
Retained profit for the year	–	–	–	(15,905)
At 31 December 2000	–	–	(1,623)	(10,863)
Exchange differences arising on translation	–	–	(3,421)	–
Retained profit for the year	–	–	–	84,741
At 31 December 2001	–	–	(5,044)	73,878

22. Notes to the Statement of Cash Flows

(a) Reconciliation of operating profit to net cash inflow from operating activities

	Year ended 31 December 1999 US$000	Year ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Operating profit	6,033	9,955	155,634
Depreciation	6,076	9,111	43,080
Increase in other operating assets	(1,337)	2,248	3,354
Decrease in debtors	8,757	(10,098)	(34,676)
Increase in stocks	(3,164)	(1,738)	(11,643)
Decrease in creditors	(452)	(593)	(10,900)
Increase in other provisions	3,124	73	(7,028)
Net cash inflow from operating activities	19,037	8,958	137,821

Cash flows resulting from the acquisition of subsidiary undertakings have been disclosed in Note 11.

(b) Analysis of net debt

	At 1 January 1999 US$000	Cash flow US$000	Exchange differences US$000	Acquisition of subsidiary undertakings US$000	At 31 December 1999 US$000
Cash at bank and in hand	8,132	(1,212)	861	–	7,781
Bank overdrafts	–	–	–	–	–
Cash	8,132	(1,212)	861	–	7,781
Short-term deposits*	–	25,071	–	–	25,071
Loans – controlling entity	(84,662)	(99,365)	(6,698)	–	(190,725)
Loans – other	–	56,441	–	(76,716)	(20,275)
Finance leases	–	343	–	(1,436)	(1,093)
	(76,530)	(18,722)	(5,837)	(78,152)	(179,241)

	At 1 January 2000 US$000	Cash flow US$000	Exchange differences US$000	Acquisition of subsidiary undertakings US$000	At 31 December 2000 US$000
Cash at bank and in hand	7,781	(4,627)	(1,157)	–	1,997
Bank overdrafts	–	–	–	–	–
Cash	7,781	(4,627)	(1,157)	–	1,997
Short-term deposits*	25,071	4,343	(3,728)	–	25,686
Loans – controlling entity	(190,725)	(173,409)	(2,873)	–	(367,007)
Loans – other	(20,275)	(16,377)	3,014	27,301	(6,337)
Finance leases	(1,093)	556	162	(624)	(999)
	(179,241)	(189,514)	(4,582)	26,677	(346,660)

* Short-term deposits are included within cash at bank and in hand in the balance sheet.

(b) Analysis of net debt (continued)	At 1 January 2001 US$000	Cash flow US$000	Exchange differences US$000	Acquisition of subsidiary undertakings US$000	At 31 December 2001 US$000
Cash at bank and in hand	1,997	24,332	(738)	–	25,591
Bank overdrafts	–	–	–	–	–
Cash	1,997	24,332	(738)	–	25,591
Short-term deposits*	25,686	(6,803)	(1,670)	–	17,213
Loans – controlling entity	(367,007)	143,487	26,408	–	(197,112)
Loans – other	(6,337)	(229,440)	509	(88,701)	(323,969)
Finance leases	(999)	(5,541)	–	(10,272)	(16,812)
	(346,660)	(73,965)	24,509	(98,973)	(495,089)

* Short-term deposits are included within cash at bank and in hand in the balance sheet.

23. Post Balance Sheet Events

On 13 March 2002, the Enex Group acquired The Ravensworth Group from Coal & Allied Industries Limited for US$64 million. The Enex Group has also agreed to acquire the land on which the Ravensworth West project is situated, however the acquisition has not yet been completed.

On 21 February 2002, Xstrata plc, Xstrata (Schweiz) AG and Xstrata South Africa (Proprietary) Limited ("the Purchasers"), Xstrata AG and Glencore International AG, Duiker Coal Investments Limited, Duffield Trading Limited, Glencore Finance (Bermuda) Limited and Stychus Invest AG ("the Vendors") entered into the Acquisition agreement to purchase the entire issued share capital of each of Glencore Overseas AG (of which Enex Resources Limited is a wholly owned subsidiary), Duiker Marketing AG and Duiker Mining (Proprietary) Limited ("the Coal Assets") for cash and Ordinary Shares in Xstrata plc with an aggregate value of US$2,067,910,000 (which includes an agreed amount relating to working capital of US$73,000,000), in addition to which Xstrata plc has agreed to assume net indebtedness of Glencore Overseas AG, Duiker Mining (Proprietary) Limited and Duiker Marketing AG and each of their subsidiaries and subsidiary undertakings and where the context requires their associated undertakings and procure the repayment of shareholder loans to Glencore International AG, resulting in a total value of US$2,573,000,000. Completion of the Acquisitions is subject to a number of conditions including Admission of the shares of Xstrata plc to the Official List of the UK Listing Authority.

The acquisition agreement is subject to a number of conditions, including regulatory and third party consents.

24. Capital Commitments

Amounts contracted for but not provided in the accounts amounted to US$26,693,000 (2000 US$685,000; 1999 US$254,000).

25. Contingent Liabilities

Performance guarantees provided to customers under contracts for supply of coal and other external parties amount to US$5.0 million at 31 December 2001 (2000: US$2.4 million).

Guarantees to the NSW and Queensland Minister for Mineral Resources in respect of various mining leases and performance guarantees amount to US$27.5 million at 31 December 2001 (2000: US$9.7 million).

Enex has entered into a deed of cross guarantee with certain wholly owned controlled entities. The total liabilities of these wholly owned controlled entities (excluding the amount owing to the parent entity) are US$606.3 million.

Litigation

There are a number of occupational health and safety proceedings and civil proceedings relating to occupational health and safety incidents and other litigation that have been, or may be, commenced against Enex that could result in penalties or the award of damages. Enex does not expect any of the claims to have a material impact on the business.

Native title and land right claims have been made over land upon which Enex carries on operations. The outcome of these claims is presently uncertain.

No material losses are anticipated in respect of the above contingent liabilities.

26. Pension Commitments

Industry Funds
Under the NSW Coal and Oil Shale Mineworkers (Superannuation) Act 1941, Enex is required to make contributions to the Coal Super Retirement Income Fund for each person employed as a Mineworker (as defined by the Act).

The Coal Super Retirement Income Fund is separated into two plans, the COSAF Super Plan and the Miners' Super Plan. The COSAF Super Plan is a defined contribution scheme where contributions to the funds are made based on 9% of basic annual salary (US$8.2 million in 2001).

The Miner's Super Plan is a defined benefits scheme and was closed to new members and precluded any future accrual of entitlement for members of the plan as from 2 January 1993 under the NSW Coal and Oil Shaleworkers (Superannuation) Amendment Act 1992. This is a multi-employer scheme and accordingly the Enex Group is unable to identify its share of the underlying assets and liabilities of the scheme, consequently it has been accounted for as a defined contribution scheme. These funds provide benefits to employees on retirement, disability or death.

Contributions are payable to the funds in respect of each employee at statutory determined rates. The contributions by the consolidated entity are legally enforceable in terms of the Trust Deeds of the funds. The consolidated entity has a legal obligation to regarding the shortfall in the Miners' Super Plan in terms of its obligation to provide benefits to employees and is contributing additional amounts thereto in accordance with the NSW Coal Mining Industry Statutory Superannuation (Restructuring) Agreement dated 25 June 1992. Employees are entitled to benefits on resignation, retirement, disability or death.

Further contributions, in addition to the employer's current contribution of 9% of pensionable earnings, have been made in order to eliminate the deficiency in the scheme. The deficit in the Miners Super Plan as at 31 December 1999 has since been repaid. Accordingly, no liability has been recorded.

No actuarial valuation has been performed on the fund. Recent actuarial reviews of both the fund and the level of contributions indicated the current level of contributions are sufficient and that the pension expense disclosed in the financial statements accurately reflects that required to satisfy the future obligations of the fund.

Company Sponsored Funds
The consolidated entity contributes to superannuation funds for employees who are not mine workers. The funds are accumulation funds (defined contribution) providing benefits to these employees on retirement, disability or death.

27. Other Directors' Interests

During the periods ended 31 December 1999, 2000 and 2001, the Enex group did not enter into any business related contracts with any entity of which a director, or their associate had a material interest.

28. Other Related Party Transactions

During the year the Enex group entered into the following transactions, in the ordinary course of business, with other related parties:

Related party	Commission to related party US$000	Coal sales to related party US$000	Coal purchases from related party US$000	Amounts owed to related party US$000
Ultimate Controlling Entity				
Glencore International AG				
2001	6,516	11,112	–	197,112
2000	7,888	12,462	3,620	372,642
1999	8,122	34,378	3,967	203,686
Associated entities				
Cook Resources Pty Limited				
2001	–	–	–	6,190
2000	–	–	–	
1999	–	–	–	–
Oakbridge Pty Limited				
2001	–	–	–	–
2000	–	5,025	5,350	58,575
1999	–	–	–	–

Glencore Overseas AG.
Glencore Overseas Limited owns 100% of the shares in Enex. The ultimate controlling entity of Glencore Overseas AG is Glencore International AG, incorporated in Switzerland. The loan from Glencore International AG is a non-interest bearing loan and has no fixed repayment terms.

Oakbridge Pty Limited
The Enex Group has a 48% interest in Oakbridge Pty Ltd as at 31 December 2000. In 2001, this stake was increased to 66.53%, and Oakbridge Pty Ltd is accounted for as a subsidiary undertaking in this period. Subsidiary undertakings are not classified as related parties for the purposes of this disclosure. Interest was also received.

Cook Resources Pty Limited
The loan to Cook Resources Pty Limited is a non-interest bearing loan and has no fixed repayment terms.

29. Financial Instruments

The Enex Group is exposed to changes to currency exchange rates and interest rates in the course of business. Derivative transactions are entered into solely to hedge foreign currencies risks, within limits set by the board of directors from time to time. Market fluctuations in derivative financial instruments designated as hedges are used to offset the fluctuations in the underlying exposure.

The use of derivative instruments has been limited to forward foreign exchange contracts, used to hedge sales in US dollars by the Australian operations. These operations amount to 100% of the Enex Group's turnover in 2001 (100% in 2000; 100% in 1999).

Interest rate risk of financial liabilities

Short-term debtors and creditors are excluded from the analysis below.

The interest rate profile of the financial liabilities of the Enex Group as at 31 December was as follows:	Floating rate financial liabilities US$000
2001	
Bank loans – Unsecured (US$)	299,972
Bank loans – Secured (US$)	2,045
2000	
Bank loan – Secured (US$)	4,448

	Fixed rate	Fixed rate financial liabilities US$000
2001		
Other loans – Unsecured (A$42.3 million)	5.3%	21,952
Lease liabilities (A$)	4.8%	16,812
2000		
Other loan – Secured (A$3.4 million)	5.3%	1,889
Lease Liabilities (A$)		999

	Non-interest bearing US$000
2001	
Loan payable to controlling entity (US$)	197,112
Other long term liabilities (A$)	4,040
2000	
Amounts payable to controlling entity (A$)	5,635
Loan payable to controlling entity (US$)	367,007
Other (A$)	3,619

The floating rate financial liabilities comprise:

US dollar denominated bank loan bears interest at LIBOR +0.9%. The weighted average rate was 3% (7.5% in 2000).

The non-interest bearing financial liabilities are due in more than one year, however no repayment dates are determined.

Interest rate risk of financial assets

The interest rate profile of the financial assets of the Enex Group as at 31 December was as follows:

	Floating rate	Floating rate financial assets US$000
2001		
Cash (A$71.6 million, US$6.2 million)	4.0%	42,804
2000		
Cash (A$65.8 million, US$3.5 million)	6.2%	27,683

	Non-interest bearing US$000
2001	
Debtors – due after one year (A$)	21,420
2000	
Debtors – due after one year (A$)	10,338

The Enex Group uses forward exchange contracts to hedge future transactions and cash flows on identifiable foreign currency exposures. Budgeted sales of the Australian subsidiary are in excess of the contract volumes for the forward contracts during their respective periods. The estimated deferred gain or loss on the open forward contracts has been determined based on pertinent market information available as at 31 December.

	Contract volume	Average forward rate (US$/A$)	Estimated deferred gain/(loss) US$000
2001 forward exchange contracts	695,462	1.9139	(15,062)
2000 forward exchange contracts	108,482	1.6239	(5,310)

The settlement dates for the outstanding contracts can be summarised as follows:

Maturity	2000 US$000	2001 US$000
Less than 12 months	95,791	695,462
1-2 years	12,691	–

Credit risk
The Enex Group is exposed to credit risk in respect of trade debtors. Given the geographical and industry spread of the Enex Group's customers, credit risk is believed to be limited.

Fair values
Fair values of financial assets and financial liabilities set out below is a comparison by category of book values and fair values of all the Enex Group's financial assets and financial liabilities as at 31 December:

	As at 31 December 2000		As at 31 December 2001	
	Book value US$000	Fair value US$000	Book value US$000	Fair value US$000
Primary financial instruments				
Finance leases and hire purchase liabilities	999	999	16,812	16,812
Short term borrowings and current portion of long term borrowings	3,717	3,717	19,691	19,691
Long term borrowings	373,642	373,642	521,150	521,150
Fixed asset investments (other than joint ventures, and associates)	192	192	13,780	13,780
Cash and short-term deposits	27,683	27,683	42,804	42,804
Debtors due after one year	10,338	10,338	21,420	21,420
Derivative financial instruments held to hedge the currency exposure on expected future transactions				
Forward foreign currency contracts	–	(5,310)	–	(15,062)
Provision for foreign currency losses	(22,785)	(22,785)	(8,765)	(8,765)

Market values have been used to determine the fair value of forward foreign currency contacts. The fair value of all other items have been calculated by discounting the expected future cash flows at prevailing interest rates.

Borrowing Facilities

The Enex Group has various borrowing facilities available to it. The undrawn committed facilities available at 31 December in respect of which all conditions precedent had been met at that date are as follows:

	At 31 December 2000 US$000	At 31 December 2001 US$000
Expiring in one year or less	–	–
Expiring in more than one year but not more than two years	–	–
Expiring in more than two years	–	–

There are no undrawn facilities available as at 31 December 2001.

Hedges

Gains and losses on investments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on financial instruments used for hedging, and the movements therein, are as follows:

	Gains US$000	Losses US$000	Net US$000
Unrecognised gains and losses at 1 January 2000	–	(185)	(185)
Gains and losses arising in previous years that were recognised in 2000	–	(185)	(185)
Gains and losses arising in 2000 that were not recognised in 2000	–	(5,310)	(5,310)
Unrecognised gains and losses at 31 December 2000	–	(5,310)	(5,310)
Of which:			
Gains and losses expected to be recognised in 2001	–	(4,688)	(4,688)
Gains and losses expected to be recognised in 2002 or later	–	(622)	(622)

	Gains US$000	Losses US$000	Net US$000
Unrecognised gains and losses at 1 January 2001	–	(5,310)	(5,310)
Gains and losses arising in previous years that were recognised in 2001	–	(4,688)	(4,688)
Gains and losses arising in 2001 that were not recognised in 2001	–	(14,440)	(14,440)
Unrecognised gains and losses at 31 December 2001	–	(15,062)	(15,062)
Of which:			
Gains and losses expected to be recognised in 2002	–	(15,062)	(15,062)
Gains and losses expected to be recognised in 2003 or later	–	–	–

30. Minority Interests

The minority interests represent the following holdings:

- a holding of 18.77% of the shares in Cumnock Coal Limited (see note 11). The holders of these shares have no rights against any other member of the Enex Group company.
- a holding of 33.47% of the shares of Oakbridge Pty Limited (see note 11). The holders of these shares have no rights against any other Enex Group company."

The following financial information on pages F-93 to F-121 has been extracted without material adjustment from the Xstrata Circular:

"Historical Financial Information for Duiker Mining (Proprietary) Limited ("Duiker") and its Subsidiaries and Associates and Duiker Marketing AG (the "Duiker Group")

1. Introduction

The historical financial information contained in paragraphs 2 to 6 for the for the year ended 30 September 1999, the fifteen month period ended 31 December 2000 and the year ended 31 December 2001 is extracted without material adjustment from the Accountants' Report which was included in the Xstrata IPO Listing Particulars.

The opinion in the report prepared by Ernst & Young LLP for the purposes of the Xstrata IPO Listing Particulars was not qualified. The report was based upon work conducted in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board and had not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been prepared in accordance with those standards.

The historical financial information for the Duiker Group contained within the Accountants' Report included in the Xstrata IPO Listing Particulars was as follows:

2. Consolidated Profit and Loss Accounts

	Notes	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Turnover				
Turnover-group and share of joint venture's turnover		320,599	372,667	439,932
Less turnover attributable to joint ventures		(51,168)	(62,113)	(68,607)
Continuing operations		250,094	304,825	371,325
Acquisition		–	–	–
		250,094	304,825	371,325
Discontinued operations		19,337	5,729	–
Group turnover		269,431	310,554	371,325
Net operating costs	6.3	(239,976)	(285,346)	(226,921)
Operating profit	6.4	29,455	25,208	144,404
Continuing operations		33,722	25,241	144,404
Acquisition		–	674	–
		33,722	25,915	144,404
Discontinued operations		(4,267)	(707)	–
		29,455	25,208	144,404
Income from interests in joint ventures	6.14(b)	11,488	14,000	32,123
Income from interests in associated undertakings	6.14(a)	8,490	7,275	24,665
Total operating profit		49,433	46,483	201,192
Continuing operations:				
Profit on disposal of investments	6.5	–	5,912	–
(Loss)/Profit on disposal of fixed assets	6.5	–	(746)	131
Profit on ordinary activities before interest and taxation		49,433	51,649	201,323
Net interest payable	6.8	(19,889)	(18,918)	(7,104)
Profit on ordinary activities before taxation		29,544	32,731	194,219
Tax on profit on ordinary activities	6.9	(6,821)	(1,498)	(40,133)
Profit on ordinary activities after taxation		22,723	31,233	154,086
Dividends				
Ordinary dividend on equity shares	6.10	(7,857)	–	(66,683)
Retained profit for the period/year		14,866	31,233	87,403
Earnings per share – basic and diluted	6.11	US$0.07	US$0.09	US$0.45

Notes on Historical Cost Profit and Losses

There is no difference between the profit as reported and the profit that would be recognised on an historical cost basis.

3. Statement of Total Recognised Gains and Losses	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Profit for the year/period	22,723	31,233	154,086
Unrealised growth in rehabilitation investment fund	3,001	2,348	2,652
Exchange differences on translation of local currency financial statements to US dollars	(4,825)	(51,909)	(98,828)
Exchange difference on retranslation of net assets of subsidiary undertaking	(42)	174	(90)
Total recognised gains and losses relating to the year/period	20,857	(18,154)	57,820

Reconciliation of Shareholders' Funds	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Total recognised gains and losses	20,857	(18,154)	57,820
Dividends paid	(7,857)	–	(66,683)
Reduction of share premium account	–	–	(33,624)
	13,000	(18,154)	(42,487)
Other movements:			
New shares issued	552	18	56
Total movements during the year/period	13,552	(18,136)	(42,431)
Shareholders' funds at beginning of period	224,261	237,813	219,677
Shareholders' funds at end of period	237,813	219,677	177,246

4. Consolidated Balance Sheets

	Notes	At 30 September 1999 US$000	At 30 September 1999 US$000	At 31 December 2000 US$000	At 31 December 2000 US$000	At 31 December 2001 US$000	At 31 December 2001 US$000
Fixed assets							
Intangible assets	6.12		(89)		–		–
Tangible assets	6.13		326,201		256,463		205,351
Investments	6.14						
Investments in joint ventures:							
Share of gross assets		17,946		16,003		26,022	
Share of gross liabilities		(6,328)		(5,622)		(3,106)	
Loans to joint ventures		31,780		21,108		–	
		43,398		31,489		22,916	
Investment in associate		30,383		29,430		–	
Other investments		26,486		22,690		16,219	
			100,267		83,609		39,135
			426,379		340,072		244,486
Current assets							
Stocks	6.15	30,161		17,651		24,646	
Debtors	6.16	43,272		54,615		45,093	
Cash at bank and in hand		1,117		10,192		11,243	
		74,550		82,458		80,982	
Creditors: amounts falling due within one year	6.17	(73,925)		(83,565)		(68,943)	
Net current assets			625		(1,107)		12,039
Total assets less current liabilities			427,004		338,965		256,525
Creditors amounts falling due after more than one year	6.18		(99,557)		(58,908)		(21,307)
Provision for liabilities and charges	6.20		(89,634)		(60,380)		(57,972)
			237,813		219,677		177,246
Capital and reserves							
Called up share capital	6.21		1,965		1,965		2,021
Share premium account	6.22		158,738		158,756		125,132
Other reserves	6.22		(14)		160		70
Foreign currency translation reserve	6.22		930		(50,979)		(149,807)
Profit and loss account	6.22		76,194		109,775		199,830
			237,813		219,677		177,246

Undertakings, other than subsidiary undertakings, in which the Duiker Group has an investment and over whose operating and financial policies the Duiker Group exerts a significant influence are treated as associated undertakings. The financial information includes the appropriate share of these undertakings' results and reserves based on audited accounts to 30 September 1999, 31 December 2000 and 31 December 2001.

Entities in which the Duiker Group holds an interest on a long- term basis and which are jointly controlled by the Duiker Group and one or more other ventures under a contractual arrangement are treated as joint ventures. In the Duiker Group accounts, joint ventures are accounted for using the gross equity method.

Foreign Currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction or at the contracted rate if the transaction is covered by a forward exchange contract. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date or if appropriate at the forward contract rate.

The accounts of overseas subsidiary undertakings are translated at the rate of exchange ruling at the balance sheet date. The exchange difference arising on the retranslation of opening net assets is taken directly to reserves. All other translation differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings to the extent that they are used to finance or provide a hedge against Duiker Group equity investments in foreign enterprises, which are taken directly to reserves together with the exchange difference on the net investment in these enterprises.

The following exchange rates have been applied:

Currency rates (US$1)	30 September 1999	Average 1999	31 December 2000	Average 2000	31 December 2001	Average 2001
South African rand (ZAR)	6.016	6.034	7.555	6.780	12.090	8.625

Joint arrangements

The Duiker Group has in relation to its interest in Richards Bay Coal Terminal, Rietspruit Joint Venture and Douglas Tavistock Joint Venture a contractual arrangement with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Duiker Group includes its share of assets, liabilities and cash flows measured in accordance with the terms of the arrangement.

Turnover

Turnover is recognised when all significant risks and rewards of ownership of the asset sold are transferred. Certain sales are initially recognised at estimated sales value when the product is shipped. Adjustments are made for variations in coal price, quality and weights between the time of shipment and the final settlement of sale proceeds.

Cost of sales

Cost of sales represents material cost, determined by means of either the weighted average or first in first out (FIFO) method, and by applying full absorption costing of manufacturing overheads, plus any other costs directly attributable to the acquisition of materials.

Tangible fixed assets

Tangible fixed assets comprise mainly mining assets including mineral rights, land, prospecting expenditure, development expenditure, shafts, buildings, equipment, vehicles and the Duiker Group's share of the port capacity of the Richards Bay Coal Terminal.

The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Mining licences

Mining licences are carried at cost until such time as the properties to which they relate are brought into production, at which time depreciation is charged on a straight-line basis over the estimated useful life of the ore body to which they relate.

Capitalised amounts are written-off if the property is abandoned or when there is an impairment in value.

Land and buildings
Freehold land is stated at cost. Buildings are stated at cost less accumulated depreciation. Depreciation is applied on a straight-line basis over the life of the mine (maximum of 30 years).

Mineral properties and mine development expenditure
Costs of acquiring mineral properties are capitalised on the balance sheet in the year in which they are incurred. Capitalised costs (development expenditure) include interest and financing costs relating to the construction of plant and equipment and costs associated with a start up period where the asset is available for use but incapable of operating at normal levels without a commissioning period. Interest and financing costs are capitalised only for those projects for which funds have been borrowed.

Mineral properties and capitalised costs are, upon commencement of production, amortised using the unit of production method based on the estimated life of the ore body to which they relate or are written off if the property is abandoned or when there is a permanent impairment in value.

Prospecting and exploration
Prospecting and exploration expenditure is capitalised where the probability of establishing a commercially viable proposition is assured, otherwise it is written off. Once production commences the capitalised expenditure is amortised over the estimated working life of the mine.

Plant and equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation.

Expenditure on repairs and maintenance to restore or maintain the initially assessed expected future economic benefits is recognised as an expense when incurred.

Depreciation
Depreciation is provided on other tangible fixed assets, with the exception of land, at rates calculated to write-off the cost or valuation, less estimated residual value based on prices prevailing at the date of acquisition or revaluation, of each asset evenly over its expected useful life as follows:

Buildings	Life of mine, maximum of 30 years
Developed mineral rights	Life of mine, maximum of 30 years
Furniture and fittings	5 years
Vehicles	4 years
Plant and machinery	4 years to life of mine, maximum of 30 years

Impairment
The carrying amounts of tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on income generating units ("IGU").

A previously recognised impairment loss is reversed where the recoverable amount increases as a result of changes in economic conditions or in the expected use of the asset, but not to an amount higher than the amount that would have been determined (net of depreciation) had no impairment been recognised in prior years.

Stocks
Stocks are stated at the lower of cost and net realisable value. Cost includes all costs incurred in bringing the product to its present location and condition. Stock is categorised as follows:

- Raw materials and consumables: materials, goods or supplies (including energy sources) to be either directly or indirectly consumed in the production process;
- Work in progress: items stored in an intermediate state that have not yet passed through all stages of production; and

- Finished goods: products and materials that have passed all stages of the production process.

Net realisable value is based on estimated selling price less any further costs expected to be incurred to completion and disposal.

Provisions for liabilities and charges
Provisions are recognised when the Duiker Group has a present obligation, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle such obligation.

Environmental protection, rehabilitation and closure costs
Provision is made for close down and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs, based on the estimated future costs. The discount rate used to adjust the provision to its discounted amount is a pre-tax rate, adjusted for inflation, reflecting current market assessments of the time value of money. At the time of establishing the provision, a corresponding asset is capitalised and depreciated over future production from the mine to which it relates.

The provision is reviewed on an annual basis for changes in cost estimates, lives of operations or discount rates.

The increase in the discounted amount arising from the passage of time is reflected as an interest charge in the profit and loss account.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, with the following exceptions:
- where fixed assets have been revalued, provision is made for deferred tax only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Pensions and other post-retirement obligations
The Duiker Group participates in several defined benefit and defined contribution pension schemes, all of which require contributions to be made to separately administered funds. The assets of these schemes are held separately from those of the Duiker Group, being held in separate funds by the trustees of the respective plans. Contributions to the defined benefits schemes are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Duiker Group. The contribution rate is as recommended by a qualified actuary on the basis of triennial valuations, using the projected unit method. Contributions to defined contribution plans are charged against income as incurred.

The Duiker Group has agreed to provide certain additional post-retirement benefits to employees. The estimated cost of providing such benefits is charged against profits on a systematic basis over the employees' working lives within the Duiker Group.

Capital instruments
Shares are included in shareholders' funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and if not they are included in shareholders' funds.

Financial instruments

Measurement

Financial instruments are initially measured at cost, including transaction costs.

Investments

The investment in the rehabilitation trust funds are measured at fair value based on the market price of the investments held by the trust fund. Gains in the Rehabilitation Trust Fund are recognised in the Statement of Recognised Gains and Losses.

Other investments are measured at cost less accumulated impairment losses.

Other financial assets

Other financial assets originated by the Duiker Group are stated at cost less a provision for doubtful debts.

Financial liabilities

Loans are recognised at inception at the fair value of the proceeds received net of issue costs. The finance cost recognised in the profit and loss account is allocated to the period over the term of the loan at a constant rate on the carrying amount.

2. Turnover and segmental analysis

Turnover represents the gross revenue from the sale of coal, at invoiced value, net of applicable sales taxes.

The Duiker Group operates in the mining and extraction of coal. It operates primarily within the Republic of South Africa. The turnover, both by source and destination, of the associate and the joint ventures, all relate to mining of bituminous coal in the Republic of South Africa.

The discontinued operations comprise the following:

- Bosveld Mines (Proprietary) Limited, the subsidiary that operated the Duiker Group's gold operations. These operations were discontinued in August 1999 and the subsidiary was sold on 1 September 2000; and
- the Kwazulu Natal Anthracite operations which were sold on 16 November 1999. These operations were treated as a division of Duiker Mining Company Limited.

The results of LSA Minerals Limited, which was acquired on 29 February 2000, relate to coal mining and mineral rights. Its turnover, both by source and destination, all relates to the Republic of South Africa.

Turnover, consolidated profit on ordinary activities before tax and net assets by area of activity are analysed as follows:

Segmental analysis by function – for the year ended 30 September 1999	Anthracite US$000	Bituminous Coal US$000	Gold US$000	Total US$000
Turnover				
Continuing operations	–	250,094	–	250,094
Discontinued operations	16,620	–	2,717	19,337
	16,620	250,094	2,717	269,431
Segment profit				
Continuing operations	–	39,948	–	39,948
Discontinued operations	(1,575)	–	(2,692)	(4,267)
	(1,575)	39,948	(2,692)	35,681
Common costs				(6,226)
Group operating profit				29,455
Profit before tax of associated undertakings	–	8,490	–	8,490
Profit before tax of joint ventures	–	11,488	–	11,488
Total operating profit before exceptional items				49,433
Net interest paid	(209)	(19,656)	(24)	(19,889)
Profit on ordinary activities before taxation				29,544

	Anthracite US$000	Bituminous Coal US$000	Gold US$000	Total US$000
Net assets				
Continuing operations	–	248,546	–	248,546
Discontinued operations	5,255	–	(227)	5,028
	5,255	248,546	(227)	253,574
Unallocated net assets				(89,542)
Net assets of associated undertakings	–	30,383	–	30,383
Net assets of joint ventures	–	43,398	–	43,398
Total net assets				237,813

Unallocated net assets comprise certain fixed assets, net debt, taxation and dividends.

Segmental analysis by function – for the 15 months ended 31 December 2000	Anthracite US$000	Bituminous Coal US$000	Total US$000
Turnover			
Continuing operations	–	304,825	304,825
Discontinued operations	5,729	–	5,729
	5,729	304,825	310,554
Segment profit			
Continuing operations	–	37,436	37,436
Discontinued operations	(707)	–	(707)
	(707)	37,436	36,729
Common costs			(11,521)
Group operating profit			25,208
Profit before tax of associated undertakings	–	7,275	7,275
Profit before tax of joint ventures	–	14,000	14,000
Total operating profit before exceptional items			46,483
Exceptional items	–	5,166	5,166
Net interest paid	–	(18,918)	(18,918)
Profit on ordinary activities before taxation			32,731
Operating profit of acquisition included in the above			674
Net assets			
Continuing operations	–	173,756	173,756
Discontinued operations	–	–	–
Unallocated net assets		173,756	173,756
			(14,998)
Net assets of associated undertaking	–	29,430	29,430
Net assets of joint ventures	–	31,489	31,489
Total net assets			219,677
Net assets of acquisition included in the above			2,165

Unallocated net assets comprise certain fixed assets, net debt, taxation and dividends.

Segmental analysis by function – for the year ended 31 December 2001

In 2001, all turnover, profit on ordinary activities, and total net assets are derived from the sale of coal.

Segmental analysis by geographical area – for the year ended 30 September 1999	Southern Africa US$000	Europe US$000	Middle East US$000	Rest of the world US$000	Total US$000
Turnover					
Turnover by destination:					
Continuing operations	44,142	118,870	40,215	46,867	250,094
Discontinued operations	19,337	–	–	–	19,337
	63,479	118,870	40,215	46,867	269,431

All turnover originates from the operations in South Africa.

Segmental analysis by geographical area – for the 15 months ended 31 December 2000	Southern Africa US$000	Europe US$000	Middle East US$000	Rest of the world US$000	Total US$000
Turnover by destination:					
Continuing operations	41,913	139,275	52,156	71,481	304,825
Discontinued operations	5,729	–	–	–	5,729
	47,642	139,275	52,156	71,481	310,554

All turnover originates from the operations in South Africa.

Segmental analysis by geographical area – for the year ended 31 December 2001	Southern Africa US$000	Europe US$000	Middle East US$000	Rest of the world US$000	Total US$000
Turnover					
Turnover by destination:					
Continuing operations	45,156	326,169	–	–	371,325
Discontinued operations	–	–	–	–	–
	45,156	326,169	–	–	371,325

All turnover originates from the operations in South Africa.

	Year ended 30 September 1999			15 months ended 31 December 2000			Year ended 31 December 2001		
3. Net Operating Costs	Continuing US$000	Discontinued US$000	Total US$000	Continuing US$000	Discontinued US$000	Total US$000	Continuing US$000	Discontinued US$000	Total US$000
Cost of sales	144,719	20,861	165,580	189,698	3,913	193,611	185,689	–	185,689
Distribution costs	61,407	7,445	68,852	78,557	522	79,079	51,319	–	51,319
Administrative expenses	7,619	4,099	11,718	14,750	–	14,750	8,653	–	8,653
Other operating income	(6,174)	–	(6,174)	(2,094)	–	(2,094)	(18,740)	–	(18,740)
Net operating costs	207,571	32,405	239,976	280,911	4,435	285,346	226,921	–	226,921
Gross profit	105,375	(1,524)	103,851	115,127	1,816	116,943	185,636	–	185,636

4. Operating Profit This is stated after charging:	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Auditors' remuneration – audit services	274	399	118
Prospecting expenditure written off	516	104	174
Depreciation charge	23,820	21,537	15,469
Operating lease payments (property)	158	192	136

5. Exceptional Items	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Recognised below operating profit:			
(Loss)/profit on disposal of plant and machinery	–	(746)	131
Profit on disposal of investments	–	5,912	–
	–	5,166	131

The effect on the taxation charge for the year of the exceptional items recognised below operating profit is disclosed in note 9.

6. Directors' Emoluments	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Basic salary and fees	396	401	308
Benefits	116	160	177
Performance related bonuses	131	11	82
Pension contribution	56	111	9
	699	683	576

	Year ended 30 September 1999	15 months ended 31 December 2000	Year ended 31 December 2001
Members of pension schemes (all in money purchase schemes)	4	6	6

The remuneration and pension entitlements of the highest paid director are as follows:	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Basic salary and fees	148	203	159
Benefits	36	31	94
Performance related bonuses	54	–	–
Pension contribution	34	89	4
	272	323	257

7. Staff Costs	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Wages and salaries	46,500	37,311	45,184
Pension costs (note 26)	3,579	3,050	3,130
	50,079	40,361	48,314

The average monthly number of employees during the year was made up as follows:	Year ended 30 September 1999	15 months ended 31 December 2000	Year ended 31 December 2001
Administration	213	174	220
Mining – Bituminous Coal	3,895	3,768	4,718
– Anthracite	580	–	–
– Gold	303	–	–
	4,991	3,942	4,938

8. Interest Payable And Similar Charges	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Bank loans and overdrafts	19,466	17,812	5,948
Other	12	754	182
	19,478	18,566	6,130
Interest receivable	(1,622)	(1,138)	(568)
Discounting on the rehabilitation provision	2,033	1,490	1,542
Net Interest payable and similar charges	19,889	18,918	7,104

9. Tax on Profit on Ordinary Activities

Duiker is incorporated in South Africa and is subject to taxation under the South African tax regime. In 2000 Duiker Marketing AG was also incorporated and is subject to taxation under the Swiss tax regime.

The taxation charge is made up as follows:	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Foreign tax			
Current tax on income for the period	(3,236)	(7,603)	(33,754)
Associated undertakings	(1,407)	(2,183)	–
Deferred taxation (note 20)			
Originated and reversal of timing differences	(7,182)	8,288	(6,379)
Effect of decreased tax rate on opening balance	5,004	–	–
Total tax (charge)/credit on profit on ordinary activities	(6,821)	(1,498)	(40,133)

The statutory tax provision at the weighted average rate is generally calculated on the basis of pre-tax earnings or losses in each country and the applicable statutory tax rates. The difference between the effective provision for income tax and the statutory tax provision at the weighted average tax rate is reconciled as follows:

	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Statutory provision for tax at weighted average rate*	8,863	9,819	44,282
Permanent differences	2,571	(5,949)	(4,384)
Movement in deferred tax provision	(2,178)	8,288	(6,379)
Effect of reduction in tax rate on deferred tax provision	(5,004)	–	–
Other	391	(2,372)	235
Current tax on income for the period	4,643	9,786	33,754

* Weighted average rates applied by period are: 1999 – 30%; 2000 – 30% and 2001 – 22.8%.

Deferred tax assets and liabilities for 2001, 2000 and 1999 reflect the impact of timing differences between amounts of assets and liabilities for financial reporting purposes and the amounts of such assets and liabilities as measured for tax purposes.

The tax effect in the profit and loss account relating to the exceptional items recognised below operating profit is a credit of nil (2000 – nil; 1999 – nil).

10. Dividends	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Dividends:			
Equity dividends on ordinary shares:			
Declared and paid by Duiker US$0.02 per share	7,857	–	–
Declared and paid by Duiker Marketing AG	N/A	N/A	66,683

11. Earnings per Ordinary Share

The calculation of earnings per ordinary share is based on earnings, of US$154 million (2000 – US$31million; 1999 – US$23 million) and on 339,269,000 (2000 – 339,169,000; 1999 – 339,139,000) ordinary shares, being the weighted average number of ordinary shares in issue during the year. There are no dilutive shares.

12. Intangible Fixed Assets

Negative goodwill was disposed of during the 15 months ended 31 December 2000.

13. Tangible Fixed Assets

Tangible fixed assets comprise mining assets.	Mining Assets US$000
Cost:	
At 1 October 1999	380,450
Exchange rate adjustment	(77,845)
Additions	24,696
Acquisition of subsidiary undertaking	1,427
Disposals	(4,284)
Disposal of subsidiary undertaking	(18,490)
At 31 December 2000	305,954
Exchange rate adjustment	(141,725)
Additions	34,368
Disposals	(2,182)
Reclassification	61,879
At 31 December 2001	258,294
Depreciation:	
At 1 October 1999	54,249
Exchange rate adjustment	(11,770)
Provided during the year	21,537
Disposals	(1,028)
Disposal of subsidiary undertaking	(13,497)
At 31 December 2000	49,491
Exchange rate adjustment	(27,409)
Provided during the year	15,469
Disposals	(1,065)
Reclassification	16,457
At 31 December 2001	52,943
Net book value at 31 December 2001	205,351
Net book value at 1 January 2001	256,463
Net book value at 1 October 1999	326,201

An analysis of mining assets by principal category is shown below.

	Land and buildings US$000	Mineral rights US$000	Fixtures and fittings US$000	Vehicles US$000	Plant and machinery US$000	Total US$000
Cost						
At 30 September 1999	154,157	54,776	5,270	7,494	158,753	380,450
At 31 December 2000	40,371	86,338	6,397	4,765	168,083	305,954
At 31 December 2001	26,152	53,543	4,193	2,962	171,444	258,294
Depreciation						
At 30 September 1999	14,485	11,048	1,539	3,019	24,158	54,249
At 31 December 2000	13,029	16,921	4,128	2,754	12,659	49,491
At 31 December 2001	8,775	12,825	3,160	1,649	26,534	52,943
Net book value						
At 30 September 1999	139,672	43,728	3,731	4,475	134,595	326,201
At 31 December 2000	27,342	69,417	2,269	2,011	155,424	256,463
At 31 December 2001	17,377	40,718	1,033	1,313	144,910	205,351

14. Investments	31 December 2000 US$000	31 December 2001 US$000
Associated undertaking (a)	29,430	–
Joint ventures (b)	31,489	22,916
Rehabilitation trust fund (c)	22,218	16,047
Other unlisted fixed asset investments (d)	472	172
	83,609	39,135

(a) Associated undertaking	Share of net Assets US$000	Amounts due from associate US$000	Total US$000
At 1 October 1999	12,060	18,323	30,383
Share of profit before tax of associated undertaking	7,275	–	7,275
Share of tax of associated undertaking	(2,183)	–	(2,183)
Advances to associate for capital	–	13,679	13,679
Distributions from associate	(12,936)	–	(12,936)
Exchange adjustment	(1,651)	(5,137)	(6,788)
At 1 January 2001	2,565	26,865	29,430
Distribution from associated undertakings	–	(26,077)	(26,077)
Share of profit before tax of associated undertaking	24,665	–	24,665
Reclassification	(27,230)	(788)	(28,018)
At 31 December 2001	–	–	–

During 2001 the associated undertaking, Douglas Tavistock, was reclassified as a joint arrangement following a change in its organisational structure whereby the Duiker Group undertook the marketing and control over its share of coal produced.

The Duiker Group's share of retained profits of the associated undertaking at 31 December 2000 was US$12,174,000 (1999 – US$7,082,000).

The Duiker Group's share of the net assets of the Douglas Tavistock joint venture is as follows:	31 December 2000 US$000	31 December 2001 US$000
Tangible fixed assets	29,485	–
Current assets	6,160	–
Current liabilities	(4,752)	–
Provisions	(1,463)	–
	29,430	–

The Duiker Group's share of the turnover of the Douglas Tavistock joint venture is as follows:

	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Turnover	58,776	76,032	69,625

(b) Joint ventures	Share of retained profits US$000	Amounts due from joint ventures US$000	Total US$000
At 1 October 1999	11,618	31,780	43,398
Distribution of group's share	(10,926)	–	(10,926)
Share of profit retained by joint ventures	13,982	–	13,982
Net repayment of amounts due from joint ventures	–	(4,678)	(4,678)
Exchange adjustment	(4,293)	(5,994)	(10,287)
At 31 December 2000	10,381	21,108	31,489
Distribution of group's share	(9,093)	–	(9,093)
Share of profit retained by joint ventures	32,123	–	32,123
Net repayment of amounts due from joint ventures	–	(18,489)	(18,489)
Exchange adjustment	(10,495)	(2,619)	(13,114)
At 31 December 2001	22,916	–	22,916

The Duiker Group's share of the net assets of the joint ventures are as follows:

Tavistock/TESA joint venture	31 December 2000 US$000	31 December 2001 US$000
Tangible fixed assets	31,778	19,839
Current assets	5,333	6,183
Current liabilities	(3,644)	(1,776)
Provisions	(1,978)	(1,330)
	31,489	22,916

The Duiker Group's share of the turnover and profit before tax of the Tavistock/TESA joint venture is as follows:

	Year ended 30 September 1999 US$000	15 months ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Turnover	51,168	62,113	68,607
Profit before and after tax	11,488	14,000	32,123

As Tavistock/TESA is not an incorporated entity, there is no tax charge directly attributable to it.

(c) Investment in Rehabilitation Trust Funds	US$000
At 1 October 1999	25,847
Growth for the year	2,348
Rehabilitation expenses paid out	(954)
Cash contributions made during the year	1,005
Transfer to associate	(348)
Disposal of subsidiary	(228)
Exchange movement	(5,452)
At 31 December 2000	22,218
Exchange rate adjustment	(9,601)
Growth for the year	2,652
Rehabilitation expenses paid out	(2,419)
Cash contributions made during the year	–
Reclassification in respect of Douglas Tavistock	3,197
At 31 December 2001	16,047

The Duiker Group makes cash contributions to a trust fund, the sole purpose of which is to provide funds for the Duiker Group's rehabilitation liability relating to the eventual closure of the Duiker Group's mines. Amounts are paid out from the trust fund following completion and approval of the rehabilitation work by the South African Department of Minerals and Energy. The contributions to the trust fund are placed with investment bankers who are responsible for making investments in equity and money market instruments. The trust funds are to be used according to the terms of the trust deed and are not available for the general purpose of the Duiker Group.

(d) Other unlisted fixed asset investments Cost and valuation	Durban Coal Terminal Company Limited US$000	Manhattan Syndicate Limited US$000	Other investments US$000	Total US$000
At 1 October 1999	296	256	87	639
Disposals	–	–	(42)	(42)
Exchange	(66)	(57)	(2)	(125)
At 31 December 2000	230	199	43	472
Provision for loss	–	(174)	–	(174)
Exchange rate adjustment	(85)	(25)	(16)	(126)
At 31 December 2001	145	–	27	172

Details of the principal investments as at 31 December 2001 in which the Duiker Group or Duiker holds 20% or more of the nominal value of any class of share capital are as follows:

Name of company	Holding	Proportion of voting rights and shares held	Nature of business
Subsidiary undertakings			
All held by the company and incorporated in the Republic of South Africa unless indicated.			
Alpha Coal Sales Company AG*	Ordinary shares	100%	Dormant
Arthur Taylor Colliery Management Services Limited	Ordinary shares	100%	Employment company
Bosveld Mines (Proprietary) Limited (Sold in 2000)	Ordinary shares	100%	Gold mining
Breyton Coal Farms (Proprietary) Limited+	Ordinary shares	100%	Coal mining
Consolidated Collieries Limited+	Ordinary shares	100%	Coal mining
Darty Coal Holdings Limited (Sold in 2000)+	Ordinary shares	100%	Coal mining
Duiker Coal (Proprietary) Limited	Ordinary shares	100%	Coal mining
Steenbok Coal (Proprietary) Limited+	Ordinary shares	100%	Coal mining
Frischgewaad Farm (Proprietary) Limited	Ordinary shares	100%	Trout Farming
LSA Minerals Limited (Acquired in 2000)	Ordinary shares	49.95%	Holding mineral rights
Phoenix Colliery Limited+	Ordinary shares	100%	Coal mining
Rand Collieries and Fuel Limited	Ordinary shares	100%	Coal mining
Rustplaas Properties (Proprietary) Limited+	Ordinary shares	100%	Coal mining
Rustplaas Steenkool (Proprietary) Limited+	Ordinary shares	100%	Coal mining
South Witbank Coal Mines Limited+	Ordinary shares	100%	Coal mining
Tavistock Collieries Limited	Ordinary shares	100%	Coal mining
Tselentis Coal (Proprietary) Limited+	Ordinary shares	100%	Coal mining
Tselentis Mining (Proprietary) Limited	Ordinary shares	100%	Coal mining
United Carbon Producers 1990 (Proprietary) Limited	Ordinary shares	100%	Coal mining

+ Held by a subsidiary undertaking.
* Incorporated in Switzerland.

Associated undertaking

In the 1999 and 2000 financial periods the Duiker Group held an effective interest of 16% in the Douglas Tavistock Joint Venture. The Duiker Group was able to exercise significant influence over the operating and financial policies but not joint control, over its operations. Accordingly, its results were equity accounted. Although the year end of the associate is 30 June its results have been equity accounted to the period end of the Duiker group. The associate is involved in the mining of coal.

In the year ended 31 December 2001 a change in the operating agreement of the associate resulted in the Duiker Group being able to exercise joint control over the operations and from this financial period the Douglas Tavistock Joint Venture has been treated as a joint arrangement.

Joint ventures

The Duiker group has the following interests in joint ventures:

- 50% in the TAVISTOCK/TESA Joint Venture
- 50% in the Rietspruit Joint Venture
- 16% in the Douglas Tavistock Joint Venture (in 2001 only, in 2000, Douglas Tavistock was an associated undertaking).

All joint ventures are involved in the mining of bituminous coal in South Africa. There has been no change in the effective rates of shareholdings (2000: nil; 1999: nil)

Joint arrangements

The Duiker Group has a 50% interest in the Rietspruit Joint Venture through which the Duiker Group obtains its share of the coal mined. The Duiker Group's interest in the Rietspruit Joint Venture has been accounted for as a joint arrangement.

The Duiker Group also has a 20.91% interest in the service organisation, Richards Bay Coal Terminal Company Limited, through which the shareholders gain access to the coal terminal for their exports. The Duiker Group's interest in Richards Bay Coal Terminal has been accounted for as a joint arrangement.

Acquisitions and disposals

On 29 February 2000 the Duiker Group acquired LSA Minerals Limited for a consideration of $2,408,000 satisfied by cash. No goodwill arose on this transaction. The investment in LSA Minerals Limited has been included in the company's balance sheet at its fair value at the date of acquisition.

Analysis of the acquisition of LSA Minerals Limited: Net assets at date of acquisition:	Book value US$000	Adjustment US$000	Fair value to the Group US$000
Tangible fixed assets	32	1,395	1,427
Debtors			1,002
Creditors due within one year			(21)
Net assets			2,408
Goodwill arising on acquisition			–
			2,408
Discharged by:			
Cash paid			2,408

The summarised profit and loss account for the period from 1 October 1999 to the date of acquisition is as follows:	US$000
Turnover	280
Operating profit	278
Profit before tax	278
Taxation	(82)
Profit for the five months ended 29 February 2000	196

LSA Minerals Limited derives income from mining royalties and is included in the Duiker Group's other income.

Analysis of the disposal of Bosveld Mines (Proprietary) Limited

On 1 September 2000, the Duiker Group completed the sale of Bosveld Mines (Proprietary) Limited. The disposal is analysed as follows:

	US$000
Net assets disposed of:	
Intangible assets	(89)
Fixed assets	313
Rehabilitation investment	228
Stocks	120
Debtors	40
Bank	25
Current liabilities	(362)
Long-term creditors and provisions	(4,679)
	(4,404)
Profit on disposal	4,792
Cash proceeds	388

During the year, Bosveld Mines (Proprietary) Limited utilised US$47,000 of the Duiker Group's net operating cash flows and contributed US$282,000 in respect of net returns on investments.

On 1 November 1999, the Duiker Group completed the sale of the trade and certain assets of its KwaZulu-Natal Anthracite mining division. The disposal is analysed as follows:

	US$000
Net assets disposed of:	
Fixed assets	4,680
Provisions	(4,680)
	–
Profit on disposal	1,120
Cash proceeds	1,120

During the year, the KwaZulu-Natal operations generated US$1,507,000 of the Duiker Group's net operating cash flows and utilised US$2,782,000 in respect of net returns on investments.

15. Stocks	At 31 December 2000 US$000	At 31 December 2001 US$000
Coal	14,521	22,569
Mine stores	3,130	2,077
	17,651	24,646

The difference between purchase price or production cost of stocks and their replacement cost is not material.

16. Debtors	At 31 December 2000 US$000	At 31 December 2001 US$000
Trade debtors	19,880	33,165
Amounts owed by related parties	10,678	5,837
Other debtors	24,057	6,091
	54,615	45,093

17. Creditors: Amounts falling due within one year	At 31 December 2000 US$000	At 31 December 2001 US$000
Current instalments due on loans	25,401	15,876
Bank overdraft	–	10,768
Trade creditors	12,466	5,784
Corporation tax	2,095	16,539
Accruals and other creditors	43,603	19,976
	83,565	68,943

18. Creditors: Amounts falling due after more than one year	At 31 December 2000 US$000	At 31 December 2001 US$000
Loans (note 19)	58,908	21,307
	58,908	21,307

19. Loans	At 31 December 2000 US$000	At 31 December 2001 US$000
Amounts falling due:		
In one year or less or on demand		
Loans	25,401	15,876
Between one and two years	25,712	15,833
Between two and five years	27,073	1,276
In five years or more	6,123	4,198
	84,309	37,183
Less: included in creditors: amounts falling due within one year	(25,401)	(15,876)
	58,908	21,307

Details of loans not wholly repayable within five years are as follows:	At 31 December 2000 US$000	At 31 December 2001 US$000
Share of unsecured bank loan raised in connection with Richards Bay Coal Terminal Limited (a joint arrangement)	9,221	5,899
	9,221	5,899

This loan has been used to fund capital expenditure at the Richards Bay Coal Terminal and is denominated in South African Rand and the rate of interest payable is 14.25% variable.

The long-term loan is repayable in half-yearly instalments commencing in January 2006 until 2015.

20. Provisions For Liabilities And Charges	Post-retirement benefits US$000	Retrenchment and gratuities US$000	Rehabilitation US$000	Deferred taxation US$000	Total US$000
At 1 October 1999	6,826	3,263	42,227	37,318	89,634
Increase in the discounted provision as a result of the passage of time	–	–	1,490	–	1,490
Charge for the period	(2,569)	1,084	2,660	(8,288)	(7,113)
Utilised	–	(14)	(2,231)	–	(2,245)
Provision of operations disposed of	–	–	(4,384)	–	(4,384)
Exchange rate adjustment	(1,126)	(775)	(8,349)	(6,752)	(17,002)
At 1 January 2001	3,131	3,558	31,413	22,278	60,380
Exchange adjustment	(1,763)	(1,682)	(14,639)	(12,695)	(30,779)
Increase in the discounted provision as a result of the passage of time	–	–	1,542	–	1,542
Charge for the year	1,056	1,351	2,185	6,379	10,971
Utilised	–	(137)	(2,419)	–	(2,556)
Reclassification	995	–	8,659	8,760	18,414
At 31 December 2001	3,419	3,090	26,741	24,722	57,972

The rehabilitation and retrenchment provisions fall payable as follows:	At 31 December 2000 US$000	At 31 December 2001 US$000
Amounts falling due:		
In one year or less or on demand	2,795	2,363
Between one and two years	3,781	3,099
Between two and five years	15,548	10,146
In five years or more	9,289	11,133
	31,413	26,741

Deferred tax provided in the accounts is as follows:	At 31 December 2000 US$000	At 31 December 2001 US$000
Capital allowances in advance of depreciation	29,322	31,472
Rehabilitation provision	(3,352)	(3,208)
Other timing differences	(3,692)	(3,542)
	22,278	24,722

Post-retirement benefits refer to medical aid benefits provided by the Duiker Group (see note 26).

The provision for retrenchment refers to the closure of the Klipwal gold mines and the KwaZulu-Natal anthracite mine in 2000 and the closure of the Rietspruit mines in 2002.

21. Share Capital

Authorised	At 31 December 2000 thousands	At 31 December 2001 thousands
Duiker Mining (Pty) Ltd Ordinary shares of 3.5 ZAR cents each	17,500	17,500

Allotted, called up and fully paid	At 31 December 2000 thousands	At 31 December 2001 thousands	At 31 December 2000 US$'000	At 31 December 2001 US$'000
Duiker Mining (Pty) Ltd Ordinary shares of 3.5 ZAR cents each	339,169	339,169	1,965	1,965
Duiker Marketing AG Ordinary Shares			–	56
Total share capital			1,965	2,021

During the year no ordinary shares (2000 : 29,700 ordinary shares; 1999 : 512,040 ordinary shares) of 3.5 ZAR cents each were issued at a value per share of US$nil (2000 : US$153; 1999 : US$2,970). The shares were issued following the exercise of options in the share incentive scheme trust. This trust was deregistered in April 2000.

Duiker Marketing AG

Duiker Marketing AG was incorporated on 15 November 2000 with an issued and paid up share capital of CHF100,000 (US$56,456), and trading commenced during 2001.

22. Reserves	Foreign exchange reserve US$000	Share premium account US$000	Other reserves US$000	Profit and loss account US$000
At 1 October 1999	930	158,738	(14)	76,194
Arising on share issues	–	18	–	–
Exchange differences on retranslation of net assets of subsidiary undertakings	–	–	174	–
Growth in rehabilitation funds	–	–	–	2,348
Retained profit for the year	–	–	–	31,233
Exchange difference on retranslation of opening balance sheet	(51,909)	–	–	–
At 1 January 2001	(50,979)	158,756	160	109,775
Capital repayment	–	(33,624)	–	–
Exchange differences on retranslation of net assets of subsidiary undertakings	–	–	(90)	–
Retained profit for the year	–	–	–	87,403
Growth in rehabilitation fund	–	–	–	2,652
Exchange difference on retranslation of opening balance sheet	(98,828)	–	–	–
At 31 December 2001	(149,807)	125,132	70	199,830

During 2001 Duiker Mining reduced its share premium account by making a capital repayment, as permitted by the Companies Act of South Africa, accordingly this is shown in the statement of total recognised gains and losses for the period rather than the profit and loss account.

23. Notes To The Statement Of Cash Flows

(a) Reconciliation of operating profit to net cash inflow from operating activities	Year ended 30 September 1999 US$000	15 months Period ended 31 December 2000 US$000	Year ended 31 December 2001 US$000
Operating profit	29,455	25,208	144,404
Depreciation	23,820	21,537	15,469
Provision against investments	–	–	(174)
Exchange loss	3,251	552	–
Movement in provisions	(473)	420	3,103
Movement in debtors	(2,780)	(23,631)	(10,336)
Movement in stocks	(2,541)	6,790	(16,107)
Movement in creditors	16,187	7,698	(37,204)
Net cash inflow from operating activities	66,919	38,574	99,155

(b) Analysis of net debt	At 1 October 1998 US$000	Cash flow US$000	Exchange differences US$000	Other non-cash movements US$000	At 30 September 1999 US$000
Cash at bank and in hand	19,808	(18,730)	39	-	1,117
Bank overdrafts	–	(12,820)	(39)	–	(12,859)
Cash	19,808	(31,550)	–	–	(11,742)
Short- term borrowings	(479)	–	8	–	(471)
Long-term borrowings	(112,632)	14,309	(1,234)	–	(99,557)
	(93,303)	(17,241)	(1,226)	–	(111,770)

	At 1 October 1999 US$000	Cash flow US$000	Exchange differences US$000	Other non-cash movements US$000	At 31 December 2000 US$000
Cash at bank and in hand	1,117	10,523	(1,448)	–	10,192
Bank overdrafts	(12,859)	11,411	1,448	–	–
Cash	(11,742)	21,934	–	–	10,192
Short-term borrowings	(471)	(27,887)	2,957	–	(25,401)
Long-term borrowings	(99,557)	19,057	17,950	3,641	(58,909)
	(111,770)	13,104	20,907	3,641	(74,118)

The other non-cash movement relates to the loan included within the balance sheet of Bosveld Mines (Pty) Limited that was disposed of during the period.

	At 1 January 2001 US$000	Cash flow US$000	Exchange differences US$000	Other non-cash movements US$000	At 31 December 2001 US$000
Cash at bank and in hand	10,192	5,375	(4,324)	–	11,243
Bank overdrafts	–	(15,092)	4,324	–	(10,768)
Cash	10,192	(9,717)	–	–	475
Short-term deposits	(25,401)	–	9,524	–	(15,877)
Loans	(58,909)	21,733	15,869	–	(21,307)
	(74,118)	12,016	25,393	–	(36,709)

24. Post Balance Sheet Event

On 21 February 2002, Xstrata plc, Xstrata (Schweiz) AG and Xstrata South Africa (Proprietary) Limited (the "Purchasers"), Xstrata AG and Glencore International AG, Duiker Coal Investments Limited, Duffield Trading Limited, Glencore Finance (Bermuda) Limited and Stychus Invest AG (the "Vendors") entered into the Acquisition agreement to purchase the entire issued share capital of each of Glencore Overseas AG (of which Enex Resources Limited is a wholly owned subsidiary), Duiker Marketing AG and Duiker Mining (Proprietary) Limited (the "Coal Assets") for cash and Ordinary Shares in Xstrata plc with an aggregate value of US$2,067,910,000 (which includes an agreed amount relating to working capital of US$73,000,000), in addition to which Xstrata plc has agreed to assume net indebtedness of Glencore Overseas AG, Duiker Mining (Proprietary) Limited and Duiker Marketing AG and each of their subsidiaries and subsidiary understakings and where the context requires their associated undertakings and procure the repayment of shareholder loans to Glencore International AG, resulting in a total value of US$2,573,000,000. Completion of the Acquisitions is subject to a number of conditions including Admission of the shares of Xstrata plc to the Official List of the UK Listing Authority.

The acquisition agreement is subject to a number of conditions, including regulatory and third party consents.

25. Capital Commitments

Amounts contracted for but not provided in the accounts amounted to US$2,689,000 (2000 – US$8,071,000; 1999 – US$72,000). The Duiker Group has operating lease commitments in respect of properties of US$177,000 (2000 – US$155,000) that expire after more than five years.

26. Pension Commitments

The Duiker Group participates in a number of pension schemes as follows:

The Mine Employees Pension Fund
This is a defined benefits scheme providing benefits based on final pensionable salary. The fund intends to convert to a defined contributions scheme in 2002.

The most recent valuation was at 30 June 1999 using the Projected Unit Method. This valuation has been updated to 30 June 2000. The assumptions that have the most significant effect on the results of the valuation are those relating to

the rate of return on investments and the rate of increase in salaries. It was assumed that the investment return would be 17% as compared to a rate of increase in salaries of 13% in the period up to retirement. It was assumed that the rate of increase of pensions in payment would be 5% per annum.

This is a multi-employer scheme and accordingly, the Duiker Group is unable to identify its share of the underlying assets and liabilities of the scheme, consequently it has been accounted for as a defined contribution scheme. The most recent actuarial valuation at 30 June 2000 showed that the actuarial value of the assets of US$1,408,000,000 (1999: US$1,529,000,000) represented 102.7% of the liabilities at the valuation date, after allowing for expected future increases in earnings. The employer's future service contribution rate remained unchanged as a result of this valuation.

The Sentinel Mining Industry Retirement Fund (formerly the Mine Officials Pension Fund)
This is a defined contributions scheme providing benefits based on the contributions paid by the employer and employee and the returns made on these contributions. The fund previously operated as a defined benefit scheme providing benefits based on final pensionable salary. The fund converted to a defined contributions scheme on 31 March 2001, however members over the age of 55 at conversion retain their defined benefit promise.

The most recent valuation was at 30 June 1999 using the Projected Unit Method. This valuation has been updated to 30 June 2000. The assumptions that have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rate of increase in salaries. It was assumed that the investment return would be 17% as compared to a rate of increase in salaries of 13% in the period up to retirement. It was assumed that the rate of increase of pensions in payment would be 5% per annum.

This is a multi-employer scheme and accordingly, the Duiker Group is unable to identify its share of the underlying assets and liabilities of the scheme, consequently it has been accounted for as a defined contribution scheme. The most recent actuarial valuation showed that the actuarial value of the assets of US$2,515,000,000 (1999: US$2,722,000,000) represented 91.2% of the liabilities at the valuation date, after allowing for expected future increases in earnings. The employer's future service contribution rate remained unchanged as a result of this valuation as the fund maintained a surplus when valued based on current market values.

There were no outstanding or pre-paid contributions to this fund at 31 December 2001.

The Mineworkers Provident Fund and the Duiker Provident Fund
This is a defined contributions scheme providing benefits based on the contributions paid by the employer and employee and the returns made on these contributions.

There were no outstanding or prepaid contributions to this fund at 31 December 2001.

27. Post-Retirement Benefits other than Pensions

The Duiker Group provides post-retirement medical aid benefits for a number of its employees. Entitlement to these benefits is dependent upon the employee remaining in service until retirement age, and is subject to periodic review. The Duiker Group recognises the estimated liability on an accrual basis over the working life of the eligible employees.

The accumulated post-retirement medical aid obligations and the annual cost of these benefits were determined by independent actuaries as at 1 December 2001. The assumptions used include estimates of life expectancy of between 72 and 77 years of age and long- term estimates of the increases in medical cost of 12.2% per annum, appropriate discount rate of 15% per annum and the level of claims based on the Duiker Group's past experience. Actuarial valuations are conducted annually at which time any shortfalls are funded through increased contributions. The actuarial valuation was last performed at 1 December 2001 and showed an obligation of US$3,416,000 (2000: US$3,137,000) which has been fully provided (see note 20). The scheme is unfunded.

28. Other Related Party Transactions

During the year the Duiker Group entered into the following transactions, in the ordinary course of business, with other related parties:

Related party	Sales to related party US$000	Management fees to related party US$000	Amounts owed to related party US$000	Amounts owed from related party US$000
Glencore International AG				
2001	191,308	–	–	5,837
2000	71,016	–	–	10,678
1999	–	–	–	–
Lonmin Management Services (Pty) Limited				
2001	–	–	–	–
2000	–	95	–	–
1999	–	675	–	–

Duiker Coal Investment Limited is the parent company of the Duiker Group. Glencore International AG is the ultimate holding company and controlling party of the Duiker Group.

Lonmin Management Services (Pty) Limited is a former subsidiary of the Duiker Group. Upon the acquisition of the Duiker Group by Glencore Coal Investment Limited in 2000, Lonmin Management Services (Pty) Limited ceased to be a related party. Prior to the acquisition by Glencore, Lonmin (U.K.) Limited was the parent company and Lonmin PLC was the ultimate holding company of the Duiker Group.

29. Financial Instruments

The Duiker Group's financial instruments comprise borrowings, investments, cash and liquid resources and various items, such as trade debtors, trade creditors and contractual provisions arising in the ordinary course of its operations. The Duiker Group does not acquire, hold or issue derivative instruments for trading purposes.

The main risks arising from the Duiker Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk.

Interest rate risk
The Duiker Group finances its operations through a mixture of retained earnings and bank borrowings. Borrowings are made in South African Rand and were also made in US dollars until 2000. These borrowings bear interest at floating rates as disclosed in note 19.

Liquidity risk
The Duiker Groups' objective is to maintain a balance between continuity of funding and flexibility through the use of borrowings with a range of maturities. A maturity table for these borrowings is shown in note 19. Short-term flexibility is achieved by the availability of overdraft facilities.

Currency risk
It is Duiker Group's policy only to enter into forward foreign exchange contracts to manage its exposure to certain foreign currency denominated liabilities. The company has not entered into any such contracts during the period under review. Approximately 80% of the Duiker Group's sales are dollar denominated. The Rand is the functional currency of the Duiker Group. The Duiker Group also has a foreign subsidiary located in Switzerland (in the process of de-registering) whose revenues and expenses are denominated in US Dollars and Swiss Francs, respectively.

The only currency exposure requiring reporting under FRS 13 was a US dollar loan of US$43.9 million in 1999.

Credit risk

Credit risk represents the bad debts that would be incurred in the event of non payment by debtors. To reduce exposure to credit risk, the Duiker Group evaluates and monitors the credit standing of its customers. Concentration of credit risk is managed by spreading its debtors among a number of customers and geographical areas. Credit risk exposure on financial assets is equal to their carrying amounts on the balance sheet.

The carrying values of the financial assets and liabilities are equal to their fair value. The following disclosures include short term debtors and liabilities.

Financial liabilities – interest rate and currency profile for the Duiker Group as at 30 September 1999

	Currency	Bearing interest at floating rate US$000	Weighted average floating rate %	Interest free US$000	Total US$000
Borrowings (including bank overdraft)	ZAR	68,986	16.27	–	68,986
	US$	43,902	6.98	–	43,902
Trade creditors and accruals	ZAR	–	–	60,595	60,595
Provisions	ZAR	42,227	5.00	3,263	45,490
		155,115	10.57	63,858	218,973

Financial liabilities – interest rate and currency profile for the Duiker Group as at 31 December 2000

	Currency	Bearing interest at floating rate US$000	Weighted average floating rate %	Interest free US$000	Total US$000
Borrowings	ZAR	84,309	11.52	–	84,309
Trade creditors and accruals	ZAR	–	–	56,069	56,069
Provisions	ZAR	31,413	5.00	3,558	34,971
		115,722	9.75	59,627	175,349

Financial liabilities – interest rate and currency profile for the Duiker Group as at 31 December 2001

	Currency	Bearing interest at floating rate US$000	Weighted average floating rate %	Interest free US$000	Total US$000
Borrowings (including bank overdraft)	ZAR	47,948	11.19	–	47,948
Trade creditors and accruals	ZAR	–	–	22,641	22,641
Provisions	ZAR	26,741	5.00	3,090	29,831
		74,689	8.97	25,731	100,420

Financial assets – interest rate and currency profile for the Duiker Group as at 30 September 1999

	Fixed rate financial assets US$000	Floating rate financial assets US$000	Interest free US$000	Total US$000
South African rand	–	173	44,067	44,240
US dollar	–	–	24,373	24,373
Swiss francs	–	966	–	966
	–	1,139	68,440	69,579

The floating rate financial assets are bank accounts, which attract interest at commercial rates.

The interest free financial assets consist of investments in unlisted securities and the rehabilitation trust fund and short-term debtors.

Financial assets – interest rate and currency profile for the Duiker Group as at 31 December 2000

	Fixed rate financial assets US$000	Floating rate financial assets US$000	Interest free US$000	Total US$000
South African rand	–	8,877	28,288	37,165
US dollar	–	–	25,092	25,092
Swiss francs	–	1,115	–	1,115
	–	9,992	53,380	63,372

The floating rate financial assets are bank accounts which attract interest at commercial rates.

The interest free financial assets consist of investments in unlisted securities and the rehabilitation trust fund and short-term debtors.

Financial assets – interest rate and currency profile for the Duiker Group as at 31 December 2001

	Fixed rate financial assets US$000	Floating rate financial assets US$000	Interest free US$000	Total US$000
South African rand	–	2,365	13,931	16,296
US dollar	–	8,254	33,986	42,240
Swiss francs	–	145	–	145
	–	10,764	47,917	58,681

The floating rate financial assets are bank accounts, which attract interest at commercial rates.

The interest free financial assets consist of investments in unlisted securities and the rehabilitation trust fund and short-term debtors.

Borrowing facilities

The undrawn committed facilities available in respect of which all conditions precedent had been met at 31 December 2001 were as follows:

	As at 31 December 1999 US$000	As at 31 December 2000 US$000	As at 31 December 2001 US$000
Expiring in less than one year	–	–	16,542
Expiring in more than two years	6,267	2,701	1,572
	6,267	2,701	18,114

30. Parent Company And Ultimate Controlling Party

The parent company of the Duiker Group is Duiker Coal Investment. The ultimate controlling party is Glencore International AG.

The parent company and ultimate controlling party of Duiker Marketing AG is Glencore International AG.

31. Contingent Liabilities

As at 31 December 2001, the Duiker Group has a US$277,000 (2000 : US$302,000) contingent liability in respect of power lines installed at various mines. Should the operations of these mines cease before a given period the Duiker Group will become liable for a percentage of the capital cost incurred by Eskom.

During the year ended 31 December 2001, the Duiker Group has entered into guarantees in respect of properties on operating leases. The contingent liability as at 31 December 2001 amounts to US$277,000."

1. Introduction

The financial information relating to MIM Holdings Limited ("MIM" or, in pages F-123 to F-173 only, the "company" or the "Parent Entity") and its subsidiaries and associates (the "MIM Group" or the "Consolidated Entity") has been extracted without material adjustment from the Xstrata Circular. The financial information in the Xstrata Circular is sourced from the audited financial statements for the three years ended 30 June 2002. The financial statements are prepared in accordance with Australian Accounting Standards, other mandatory Australian professional reporting requirements and Corporations Regulations in Australia. PricewaterhouseCoopers has issued audit reports under the Corporations Act 2001 of Australia on the financial statements for the three years ended 30 June 2002. Each such audit report was unqualified.

All amounts included in the following comparative table are presented in Australian dollars unless otherwise stated.

2. Statements of Financial Performance

	Notes	Consolidated For the year ended 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Revenue from operating activities	5.2(a)	3,346.5	3,797.0	4 011.3
Cost of sales	5.2(c)	2,314.4	2,526.4	2,725.8
Gross profit		1,032.1	1,270.6	1,285.5
Revenue from outside the operating activities	5.2(b)	33.6	38.9	32.1
Other expenses from ordinary activities excluding borrowing costs expense				
Other operating expenses	5.2(d)	602.6	774.0	814.9
General and administration expenses	5.2(e)	61.3	57.8	54.0
Exploration expenses	5.2(f)	29.3	35.5	29.2
Other expenses	5.2(g)	(3.3)	93.9	122.5
Profit from ordinary activities before borrowing costs and income tax expense		375.8	348.3	297.0
Borrowing costs expense	5.2(h)	171.2	211.8	182.4
Profit from ordinary activities before income tax expense	5.2	204.6	136.5	114.6
Income tax expense/(revenue)	5.3	20.4	4.8	(124.7)
Profit from ordinary activities after income tax expense		184.2	131.7	239.3
Net profit		184.2	131.7	239.3
Net profit attributable to outside equity interests		17.6	27.1	150.4
Net profit attributable to members of MIM Holdings Limited	5.26(b)	166.6	104.6	88.9
Net exchange differences on translation of financial reports of foreign controlled entities		(25.0)	13.7	(15.0)
Total revenues, expenses and valuation adjustments attributable to members of MIM Holdings Limited recognised directly in equity		(25.0)	13.7	(15.0)
Total changes in equity other than those resulting from transactions with owners as owners	5.28	141.6	118.3	73.9

		Consolidated For the year ended 30 June 2000 (Cents)	2001 (Cents)	2002 (Cents)
Basic earnings per share	5.5	9.77	6.04	4.86
Diluted earnings per share	5.5	9.77	6.04	4.86

The above Statements of Financial Performance should be read in conjunction with the accompanying notes.

3. Statements of Financial Position

	Notes	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Current Assets				
Cash assets	5.6	156.3	186.3	209.0
Receivables	5.7	369.2	388.5	403.9
Inventories	5.8	438.5	489.2	442.2
Other	5.9	545.5	134.6	138.0
Total Current Assets		1,509.5	1,198.6	1,193.1
Non-current Assets				
Receivables	5.10	59.3	62.2	57.8
Inventories	5.11	120.4	260.4	272.7
Other financial assets	5.12	0.1	1.5	1.5
Mining property, plant and equipment	5.13	4,929.4	5,030.1	4,465.3
Deferred tax assets	5.3(c)	–	–	122.7
Intangible assets	5.14	15.9	0.5	–
Other	5.15	205.8	169.0	204.6
Total Non-current Assets		5,330.9	5,523.7	5,124.6
Total Assets		6,840.4	6,722.3	6,317.7
Current Liabilities				
Payables	5.16	913.7	474.2	535.6
Interest bearing liabilities	5.17	389.2	404.2	469.0
Current tax liabilities	5.18	2.9	0.3	0.6
Provisions	5.19	78.8	80.2	86.2
Other	5.20	92.8	52.4	53.1
Total Current Liabilities		1,477.4	1,011.3	1,144.5
Non-current Liabilities				
Payables	5.21	109.1	2.1	1.2
Interest bearing liabilities	5.22	1,940.1	2,269.3	1,436.0
Deferred tax liabilities	5.3(d)	258.9	268.7	257.6
Provisions	5.23	106.5	124.4	142.5
Other	5.24	218.9	136.0	85.6
Total Non-current Liabilities		2,633.5	2,800.5	1,922.9
Total Liabilities		4,110.9	3,811.8	3,067.4
Net Assets		2,729.5	2,910.5	3,250.3
Equity				
Parent Entity interest				
Contributed equity	5.25	2,198.5	2,219.1	2,548.9
Reserves	5.26(a)	(180.6)	(166.9)	(181.9)
Retained profits	5.26(b)	243.6	291.7	315.6
Total Parent Entity interest		2261.5	2,343.9	2,682.6
Outside equity interests in controlled entities	5.27	468.0	566.6	567.7
Total Equity	5.28	2,729.5	2,910.5	3,250.3

The above Statements of Financial Position should be read in conjunction with the accompanying notes.

4. Statements of Cash Flows	Notes	Consolidated For the year ended 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Cash flows from operating activities				
Receipts from customers		3,444.0	3,348.8	3,559.0
Payments to suppliers and employees		(2,540.0)	(2,573.8)	(2,744.3)
Dividends received		2.8	3.6	4.2
Interest received		8.9	9.9	6.2
Interest and other costs of finance paid		(139.1)	(182.3)	(176.2)
Income taxes paid		8.4	(4.2)	(1.1)
Refundable GST/VAT received		3.3	23.0	67.5
Miscellaneous receipts/(payments)		25.0	(77.9)	(85.8)
Net cash provided/(used) by operating activities	5.41	813.3	547.1	629.5
Cash flows from investing activities				
Mining property, plant and equipment				
– Proceeds from sales		6.3	5.3	4.0
– Purchases		(410.4)	(389.3)	(348.6)
Interest paid and capitalised	5.2(h)	(27.7)	(14.7)	–
Investments				
– Payment for investments		–	(13.3)	–
– Proceeds from sales		–	12.3	–
– Advances to other entities		8.0	0.1	–
Net cash provided/(used) by investing activities		(423.8)	(399.6)	(344.6)
Cash flows from financing activities				
Share issue		0.9	0.1	330.2
Borrowings				
– Proceeds		563.1	2,365.4	1,432.3
– Repayments		(835.2)	(2,472.3)	(1,949.1)
Dividends paid		(16.6)	(35.5)	(59.7)
Other		(14.0)	–	–
Net cash provided/(used) by financing activities		(301.8)	(142.3)	(246.3)
Net increase/(decrease) in cash held		87.7	5.2	38.6
Cash at the beginning of the financial year		58.1	155.3	186.3
Effects of exchange rate changes on the balances of cash held in foreign currencies		9.5	25.8	(15.9)
Cash at the end of the financial year	5.6	155.3	186.3	209.0

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

5. Notes to and forming part of the Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of accounting
This general-purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group (UIG) Consensus Views and the Corporations Act 2001.

The financial statements have been prepared under the historical cost convention except for certain assets noted otherwise. The accounting policies adopted are consistent with those adopted in the previous year except as otherwise stated.

(b) Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all entities controlled by MIM Holdings Limited ("company" or "Parent Entity") as at 30 June and the results of all controlled entities for the three years ended 30 June 2002. MIM Holdings Limited and its controlled entities together are referred to in this financial report as the Consolidated Entity.

The effects of all transactions between entities in the Consolidated Entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated Statement of financial performance and Statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated Statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control exists.

The Consolidated Entity's interest in entities other than controlled entities is reported in the financial statements as investments, and dividend income only is included in earnings.

Where an operation is carried out by an entity within the Consolidated Entity, in an unincorporated joint venture with others, the Consolidated Entity's interest in operating expenditure is accounted for in the Statement of financial performance. The assets and liabilities arising from the Consolidated Entity's interest in the joint venture are classified under the relevant Statement of financial position items.

(c) Revenue recognition
Sales are brought to account when the products pass from the physical control of group entities pursuant to an enforceable contract, when selling prices are known or can be reasonably estimated and when the products are in a form that requires no further treatment by the Consolidated Entity.

A significant portion of the Consolidated Entity's metal and concentrate sales are provisionally priced based on metals prices at the time of shipment. Actual settlement is generally based on average market prices for a specified future period. Provisionally priced sales are adjusted monthly to current spot prices. These adjustments, and adjustments arising on final settlements, are reflected in sales revenue.

(d) Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax and other value added taxes (GST), except where the amount of GST incurred is not recoverable from the relevant tax authorities. In these circumstances the GST is recognised as a part of the cost of acquisition or expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the relevant tax authorities is included as a current asset or liability in the Statement of financial position.

Cashflows are included in the Statement of cashflows on a gross basis. The GST component of cashflows arising from investing and financing activities which are recoverable from, or payable to, the relevant tax authorities are classified as operating cashflows.

(e) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets. The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the outstanding borrowings during the year, in this case 5.7 per cent. (2001: 6.5 per cent., 2000: 6.9 per cent.).

Borrowing costs include:

- Interest on bank overdrafts, short term and long term borrowings;
- Amortisation of discounts or premiums relating to borrowings;
- Amortisation of ancillary costs incurred in connection with the arrangement of borrowings;
- Finance lease charges; and
- Certain exchange differences arising from foreign currency borrowings.

(f) Cash

For the purpose of the Statement of cashflows, cash includes deposits at call which are readily convertible to cash on hand, which are used in the Consolidated Entity's cash management function on a day-to-day basis net of outstanding bank overdrafts.

(g) Receivables

Trade debtors are carried at amounts due and may be settled between 1 day and 6 months depending upon the product or service provided and the contractual arrangements. The collectability of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

Other debtors generally arise from transactions outside the usual operating activities of the Consolidated Entity. Interest may be charged at commercial rates where terms of repayment exceed the allowed period. Collateral is not normally obtained.

(h) Inventories

All finished products and work in progress are valued using absorption costing, at the average cost over the period of production or net realisable value, whichever is the lower. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure. Costs are assigned mainly on the basis of weighted average costs.

Stores represent consumable supplies and maintenance spares and are valued at cost. These are reviewed regularly to ensure that obsolete items are not included.

To the extent to which more than one finished product is obtained from the mineral resource ("joint products"), all joint production costs are apportioned between the resulting finished products by reference to their net realisable value at the point where those joint products become physically separated.

(i) Deferred mining expenses

Deferred mining expenditure represents longwall block development and overburden removed in advance. The amounts are deferred and charged to earnings on a units-of-production basis.

(j) Mining property, plant and equipment

Leased non-current assets

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease payment and the interest expense.

Operating lease payments are charged to the Statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

Non-current assets constructed by the Consolidated Entity

The cost of non-current assets constructed by the Consolidated Entity includes the cost of all materials used in construction, direct labour on the project, borrowing costs during construction and an appropriate proportion of variable and fixed overhead. Borrowing costs included in the cost of non-current assets are those costs that would have been avoided if the

expenditure on construction of the assets had not been made. Borrowing costs incurred while active construction is interrupted for extended periods are recognised as expenses.

Exploration and evaluation
Exploration and evaluation expenditure incurred by the Consolidated Entity is accumulated and capitalised where rights to tenure are current. Exploration and evaluation expenditure is written off immediately unless:

- Exploration and evaluation activities have reached a stage which permits a reasonable assessment of the existence, or otherwise, of economically recoverable reserves; or
- Such costs are expected to be recouped through successful exploitation or sale.

A bi-annual review of major projects is undertaken to determine, where possible, net capitalised values. Accumulated expenditure on abandoned areas is written off in the year the decision to abandon is made.

Development
Development expenditure incurred by or on behalf of the Consolidated Entity is accumulated and capitalised in respect of projects approved for development. Amortisation is not charged on development expenditure.

Upon commencement of development, accumulated expenditure is transferred from exploration and evaluation and is carried forward with development expenditure to the extent to which recoupment, through successful exploitation or the sale of the property is reasonably assured.

Upon commencement of mining operations accumulated development expenditure is transferred to mine properties and/or mine buildings, plant and equipment as appropriate.

Mine properties
Mine properties represent the accumulation of all development expenditure including mineral reserves, rights and properties acquired for consideration in relation to areas of interest in which mining of a mineral resource has commenced.

When further development expenditure is incurred in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the mine property only when substantial future economic benefits are thereby established, otherwise such expenditure is classified as part of the cost of production.

Mine properties (excluding land) are amortised over the estimated economic life of the mine using the units-of-production method. Changes in the estimated economic lives of assets are taken into account in determining amortisation from the beginning of the reporting period in which the change occurs.

Depreciation of mining property, plant and equipment
Depreciation is calculated by the straight-line or units-of-production method over the expected economic life of each asset. Changes in the estimated economic lives of assets are taken into account in determining depreciation from the beginning of the reporting period in which the change occurs. The economic lives of the assets are reassessed in accordance with a continuous review program.

The maximum expected useful lives are as follows:

Mine buildings, plant and equipment	20 years
Mine properties	20 years

Major spares purchased specifically for a particular plant are capitalised and depreciated on the same basis as the plant to which they relate.

(k) Recoverable amount of non-current assets
The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together (e.g. assets at a mine site), recoverable amount is determined on the basis of the relevant group of assets.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written-down to its recoverable amount. The decrement in the carrying amount is recognised as an expense in the net profit or loss in the reporting period in which the recoverable amount write-down occurs.

The expected net cashflows included in determining recoverable amounts of non-current assets are not discounted to their present values.

(l) *Intangibles*
Goodwill, representing the excess of the cost of acquisition over the fair value of the net assets acquired, is reviewed annually and unless specifically provided is amortised on a straight-line basis over the shorter of the expected period of benefit or twenty years.

(m) Trade and other creditors
Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Consolidated Entity. Trade creditors are normally settled within 30 days.

(n) Interest bearing liabilities
Loans are carried on the Statement of financial position at their principal amount. Interest expense is accrued at the contracted rate over the period it becomes due and included in other creditors.

(o) Provision for employee entitlements
Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, annual leave and sick leave are recognised and are measured as the amount unpaid at reporting date at current pay rates in respect of employees' services up to that date.

Long service leave
The Consolidated Entity provides for long service leave in respect of all employees, based on the present value of the estimated future payments to be made resulting from employees' services up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Superannuation
The assets and liabilities of superannuation funds sponsored by the Consolidated Entity are not recorded in the Statement of financial position of the Consolidated Entity. The amount charged to the Statement of financial performance in respect of superannuation represents the contributions by the Consolidated Entity to the superannuation funds.

(p) Income tax
Tax effect accounting procedures are followed whereby the income tax expense in the Statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred tax liability or the deferred tax asset accounts at the rates which are expected to apply when those timing differences reverse.

(q) Rehabilitation
Where conditions of title, or other rights to use property including rights to mine, require that rehabilitation activities be carried out during the course of the use of the property, costs of such are brought to account as an expense at the time incurred. Where, due to current or previous activities, an obligation exists to carry out rehabilitation works in the future, provision is made for mine site rehabilitation and restoration on an incremental basis during the course of the remaining mine life (which includes the mine closure phase). These provisions, determined on an undiscounted basis, include costs associated with reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Uncertainty exists as to the amount of restoration obligations which will ultimately be incurred due to uncertainty as to the remaining life of existing operating sites and the impact of changes in environmental legislation.

Assumptions have been made as to the remaining life of existing sites based on studies conducted by independent and internal technical advisers. Such studies are conducted on an on-going basis.

(r) Derivative financial instruments
The Consolidated Entity's activities expose it to changes in interest rates, foreign exchange rates and commodity prices. Derivative financial instruments are used to hedge these risks, however none of these financial instruments are recognised in the financial statements on inception. The Consolidated Entity does not hold or issue financial instruments, including derivative financial instruments, for trading purposes.

Additional information in respect of derivative financial instruments is provided in note 32.

Hedges of anticipated purchases or sales
Transactions entered into to hedge anticipated purchases or sales are accounted for as hedges of the anticipated purchases or sales when:

(i) At the inception of the hedge and during the term of the hedging instrument, it is expected that the hedge will be effective in reducing exposure to the risks intended to be hedged;

(ii) The hedging relationship is designated prospectively, specifically identifying the hedging instrument as well as the hedged anticipated purchases or sales with sufficient specificity so that when a purchase or sale occurs it is clear whether that transaction is or is not a hedged purchase or sale; and

(iii) It is probable that the anticipated purchases or sales will occur as designated.

Gains and losses arising on the hedging of anticipated purchases and sales are deferred for inclusion in the measurement of the purchase or sale transaction.

Costs or gains arising at the time of entering into hedge transactions for anticipated purchases or sales are recognised as deferred hedging gains or losses in the Statement of financial position for inclusion in the measurement of the specific purchase or sale transaction.

Unrealised gains or losses on financial instruments used as hedges, including foreign currency and commodity contracts and options, and interest rate swaps are measured at the reporting date by reference to movements in spot and forward market rates and prices since the date of the contract.

If a hedge instrument is terminated early and the hedged transaction is still expected to occur, any gains or losses which arose prior to termination are recognised as deferred hedging gains or losses in the Statement of financial position for inclusion in the measurement of the hedged transaction. In those circumstances where a hedging instrument is terminated prior to maturity because the hedged transaction is no longer expected to occur, any previously deferred gains and losses are recognised in the Statement of financial performance on the date of termination.

If a hedge instrument is redesignated as a hedge of another anticipated purchase or sale and the original transaction is still expected to occur, the gains and losses that arise on the hedge prior to its redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge instrument is redesignated because the original purchase or sale transaction is no longer expected to occur, the gains and losses that arise on the hedge prior to its redesignation are recognised in the Statement of financial performance at the date of redesignation.

Hedges of borrowings
Forward exchange contracts are in place to hedge US dollar borrowings and anticipated US dollar sales. These contracts are paired (equal and opposite) foreign exchange contracts. Unrealised exchange losses arising on US dollar denominated borrowings which are hedged by these contracts are recognised as deferred exchange losses on the Statement of financial position to be matched against future US dollar revenue.

Sold options

Gains and losses in respect of sold exchange rate options, which are not hedges as defined by Urgent Issues Group Consensus Views, are recognised in the Statement of financial performance upon realisation or, if rolled or converted into a hedge contract, when the underlying hedging transaction occurs.

(s) Foreign currencies

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of those transactions. At reporting date, foreign currency monetary items are translated into Australian dollars at exchange rates ruling at that date. Exchange differences relating to monetary items are brought to account in the Statement of financial performance in the period in which they arise.

Translation of foreign currency financial statements

Revenue and expense items of self-sustaining overseas controlled entities are translated at the rates ruling at the dates of transaction or at an average rate each month. Assets and liabilities of self-sustaining overseas controlled entities are translated at exchange rates ruling at reporting date. Exchange differences arising on these translations are recorded in the foreign currency translation reserve.

Exchange differences arising on transactions which represent a hedge for net investments in self-sustaining overseas controlled entities are transferred in the consolidated financial statements to foreign currency translation reserve.

(t) Earnings per share

Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figure used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(u) Change in accounting policy

The company has changed its accounting policy in respect of recognising unrealised gains and losses on hedge transactions for anticipated purchases and sales and interest rate swaps in the Statement of financial position. Gains and losses on such hedge transactions are not recognised in the financial statements until the anticipated purchase or sale occurs or the gain or loss is realised. Previously, unrealised gains and losses on hedge transactions relating to future anticipated purchases and sales and interest rate swaps were recognised in the Statement of financial position as both an asset and liability.
The directors believe the revised accounting improves the understanding and comparability of the financial position of the Consolidated Entity.

This change in policy has no impact on the company's or Consolidated Entity's results for the period or the overall financial position. Had the change in accounting policy not been made, total assets and total liabilities of the Consolidated Entity would have been higher by A$786 million (30 June 2001: A$1,613 million).

Derivative financial instruments

The Consolidated Entity's activities expose it to changes in interest rates, foreign exchange rates and commodity prices. Derivative financial instruments are used to hedge these risks, however none of these financial instruments are recognised in the financial statements on inception. The Consolidated Entity does not hold or issue financial instruments, including derivative financial instruments, for trading purposes.

From 23 March 2000, transactions entered into to hedge anticipated purchases or sales are accounted for as hedges of the anticipated purchases or sales when:

(i) at the inception of the hedge and during the term of the hedging instrument, it is expected that the hedge will be effective in reducing exposure to the risks intended to be hedged;

(ii) the hedging relationship is designated prospectively, specifically identifying the hedging instrument as well as the hedged anticipated purchases or sales with sufficient specificity so that when a purchase or sale occurs it is clear whether that transaction is or is not a hedged purchase or sale; and

(iii) it is probable that the anticipated purchases or sales will occur as designated.

Consistent with Urgent Issues Group Consensus Views abstract 33, all hedge instruments outstanding as at 23 March 2000 were designated in accordance with (ii) above by 30 June 2000.

Gains and losses arising on the hedging of anticipated purchases and sales are deferred for inclusion in the measurement of the purchase or sale transaction.

Costs or gains arising at the time of entering into hedge transactions for anticipated purchases or sales are deferred for inclusion in the measurement of the specific purchase or sale transaction.

Unrealised gains or losses on financial instruments used as hedges are measured at reporting date as follows:

(i) forward exchange and commodity contracts – by reference to movements in spot and forward market rates and prices since the date of the contract; and

(ii) foreign currency and commodity options, interest rate swaps and options and interest rate futures – by obtaining current market quotes for derivatives with comparable characteristics.

If a hedge transaction is terminated early and the hedged transaction is still expected to occur, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction. In those circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur, any previously deferred gains and losses are recognised in the Profit and Loss Statement on the date of termination.

If a hedge transaction is redesignated as a hedge of another anticipated purchase or sale and the original transaction is still expected to occur, the gains and losses that arise on the hedge prior to its redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge transaction is redesignated because the original purchase or sale transaction is no longer expected to occur, the gains and losses that arise on the hedge prior to its redesignation are recognised in the Profit and Loss Statement at the date of redesignation.

Gains and losses in respect of sold exchange rate options, which are not hedges as defined by Urgent Issues Group Consensus Views, are recognised in the Profit and Loss Statement upon realisation or, if rolled or converted into a hedge contract, when the underlying hedging transaction occurs. Prior to realisation, market movements in the value of sold exchange rate options are recorded in the Balance Sheet.

Additional information in respect of derivative financial instruments is provided in Note 32.

(v) Rounding of amounts

The company is of a kind referred to in the Class Order dated 10 July 1998, No 98/100, issued by the Australian Securities and Investment Commission under Section 341(1) of the Corporations Act 2001. As permitted by and in accordance with that Class Order, the directors have elected to cause amounts to be rounded to the nearest tenth of a million dollars except where exact amounts are required to be shown or amounts are required to be rounded to a lesser amount.

2. Profit from Ordinary Activities	Consolidated For the year ended 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Revenue from ordinary activities			
– Revenue from operating activities (note 2 (a))	3,346.5	3,797.0	4,011.3
– Revenue from outside the operating activities (note 2 (b))	33.6	38.9	32.1
	3,380.1	3,835.9	4,043.4
Expenses from ordinary activities			
– Cost of sales (note 2 (c))	2,314.4	2,526.4	2,725.8
– Other operating expenses (note 2 (d))	602.6	774.0	814.9
– General and administration expenses (note 2 (e))	61.3	57.8	54.0
– Exploration expenses (note 2 (f))	29.3	35.5	29.2
– Other expenses (note 2 (g))	(3.3)	93.9	122.5
– Borrowing costs expense (note 2 (h))	171.2	211.8	182.4
	3,175.5	3,699.4	3,928.8
Profit from ordinary activities before income tax	204.6	136.5	114.6
(a) Revenue from operating activities			
Sales of goods	3,285.9	3,738.4	3,938.0
Sales of services	60.6	58.6	73.3
	3,346.5	3,797.0	4,011.3
(b) Revenue from outside the operating activities			
Dividends:			
– Related entities	2.8	3.6	4.2
Interest:			
– Short term deposits and other	9.8	9.1	6.3
Proceeds from disposal of non-current assets	(0.6)	5.3	4.0
Insurance proceeds	–	13.8	6.7
Capital subsidy	–	0.4	3.5
Scrap sales	–	1.9	3.3
Management fee	–	0.5	0.6
Rent income	–	0.7	0.5
Royalty	–	0.3	0.4
Other	21.6	3.3	2.6
	33.6	38.9	32.1
(c) Cost of sales			
Operating expenses	1,835.6	2,057.5	2,097.5
Depreciation/amortisation of:			
– Mine buildings, plant and equipment	369.4	411.4	425.9
– Mine properties	78.4	96.2	108.4
(Increase)/decrease in products on hand	(51.0)	(141.9)	(30.6)
Minimum operating lease payments	23.0	26.1	32.8
Amounts charged to provision for:			
– Employee entitlements	40.5	40.5	59.4
– Obsolete stores	2.2	13.6	9.5
– Rehabilitation	16.3	23.0	22.9
	2,314.4	2,526.4	2,725.8

Financial Information on MIM – Comparative table for the years ended 30 June 2000, 2001 and 2002

	Consolidated For the year ended 30 June		
	2000 (A$m)	2001 (A$m)	2002 (A$m)
(d) Other operating expenses			
Transport and handling	239.0	280.7	307.3
Treatment charges	287.3	390.2	345.8
Bad and doubtful debts	0.2	0.1	0.2
Mineral royalties	57.8	99.1	107.7
Research and development costs	2.0	2.1	3.8
Net exchange losses	2.0	5.2	40.1
Amounts charged/(credited) for provision for write-down of inventories to net realisable value	9.9	(12.6)	3.1
Subscriptions	–	1.6	1.1
Other	4.4	7.6	5.8
	602.6	774.0	814.9
(e) General and administration expenses			
Corporate office expenses	27.4	28.1	27.6
Corporate services to operations	18.0	12.1	10.4
Audit fees (note 35)	1.5	1.6	1.4
Amounts charged to provision for employee entitlements	3.6	6.0	8.7
Minimum operating lease payments	2.2	3.6	3.1
Depreciation/amortisation of:			
– Mine buildings, plant and equipment	2.1	3.1	4.3
– Goodwill	3.5	3.5	0.5
Bad and doubtful debts (reversal of provision)	(1.0)	(1.1)	(2.0)
Other	4.0	0.9	–
	61.3	57.8	54.0
(f) Exploration expenses			
Exploration and evaluation	29.3	35.5	29.2
(g) Other expenses			
Write-down of mining property, plant and equipment	–	73.4	115.8
Write-down of goodwill	–	13.3	–
Written-down value of assets on disposal	(3.3)	7.2	6.3
Other	–	–	0.4
	(3.3)	93.9	122.5
(h) Borrowing costs expense			
Lease finance charges	0.2	0.1	0.1
Amortised borrowing costs	1.2	15.7	5.2
Other interest	197.5	210.7	177.1
	198.9	226.5	182.4
Less amount capitalised	27.7	14.7	–
Borrowing costs expense	171.2	211.8	182.4

	Consolidated For the year ended 30 June		
	2000 (A$m)	2001 (A$m)	2002 (A$m)
(i) Profit from ordinary activities before income tax expense includes the following specific expenses:			
Depreciation			
– Mine buildings, plant and equipment	371.5	414.5	430.2
Amortisation			
– Mine properties	78.4	96.2	108.4
– Goodwill	3.5	3.5	0.5
– Borrowing costs	1.2	15.7	5.2
Total amortisation	83.1	115.4	114.1
Bad and doubtful debts	(0.8)	(1.0)	(1.8)
Amounts charged/(credited) to provision for:			
– Write-down of inventories to net realisable value	9.9	(12.6)	3.1
– Loss on investments	–	–	–
Write-down of non-current assets	–	86.7	115.8
Exploration and evaluation	29.3	35.5	29.2
Net expense resulting from deductions from the carrying amounts of assets	493.0	638.5	690.6
(j) Net gains/(losses) on disposal of assets			
Proceeds from disposal	(0.6)	5.3	4.0
Written-down value of assets on disposal	(3.3)	7.2	6.3
	2.7	(1.9)	(2.3)
Net gains/(losses) on disposal of:			
– Investments	–	–	–
– Mining property, plant and equipment	2.7	(1.9)	(2.3)
	2.7	(1.9)	(2.3)

(k) Financial Impact of Argentine Currency Devaluation

In response to the political and economic instability in Argentina the government announced on 6 January 2002 the abandonment of the one to one peg of the Argentine peso to the US dollar.

Since inception Minera Alumbrera Limited (Minera Alumbrera), a controlled entity, has adopted the US dollar as its functional currency for financial statement purposes. However, due to local tax requirements Minera Alumbrera is required to prepare its tax return and pay its tax liabilities in the local currency.

The removal of the one to one peg of the peso to the US dollar and the subsequent devaluation of the peso to 3.86 at 30 June 2002 has created the following financial impacts in the Minera Alumbrera financial statements:

1. Reduction in peso denominated operating costs

There has been an estimated reduction in consolidated operating expenses in the six months to June 2002 in the order of A$40 million (A$20 million attributable to Xstrata Queensland Limited shareholders and A$20 million to outside equity interests).

2. Revaluation of peso denominated monetary assets and liabilities

The revaluation of peso denominated monetary assets and liabilities has resulted in a net loss of A$4.6 million (A$2.3 million attributable to Xstrata Queensland Limited shareholders and A$2.3 million to outside equity interests). The net loss comprises an exchange loss on translation of net monetary assets of A$43.8 million (A$21.9 million attributable to Xstrata Queensland Limited shareholders and A$21.9 million to outside equity interests) included in consolidated net exchange losses and an income tax benefit on translation of income tax payable of A$39.2 million (A$19.6 million attributable to Xstrata Queensland Limited shareholders and A$19.6 million to outside equity interests) included in the consolidated income tax revenue.

3. Taxation impacts

A net tax benefit of A$169.3 million (A$84.6 million attributable to MIM Holdings Limited shareholders and A$84.6 million to outside equity interests) has been included in the consolidated income tax revenue, comprising the following components:-

(a) The peso equivalent of the Minera Alumbrera US dollar project debt, shareholder debt and other balances is significantly increased due to the devaluation. This apparent currency loss in peso terms will be substantially tax deductible in the 2002 financial year. A tax benefit of A$210.8 million (A$105.4 million attributable to MIM Holdings Limited shareholders and A$105.4 million attributable to outside equity interests) has been included in the consolidated income tax revenue.

(b) The peso value of tax depreciation is determined by the exchange rate at the time the fixed asset was acquired. Almost the entire fixed assets of Minera Alumbrera were acquired at the one to one peg. The devaluation has therefore significantly reduced the US dollar value of future tax depreciation. Under current accounting standards, this loss will be recognised progressively over the remaining mine life. An income tax expense of A$41.6 million (A$20.8 million attributable to MIM Holdings Limited shareholders and A$20.8 million attributable to outside equity interests) has been included in the consolidated income tax revenue. Based on the exchange rate at 30 June 2002, a similar impact would be anticipated for 2003 financial year.

With the advent of revised accounting standard AASB 1020 Income Taxes, which takes effect from 1 July 2003, the devaluation of remaining future peso tax depreciation will be required to be restated at the prevailing peso to US dollar exchange rate at 1 July 2003. Under the transitional provisions of the revised standard, this initial adjustment will be recorded directly against opening retained earnings, with an equivalent charge recorded against outside equity interests in the consolidated balance sheet. Based on the exchange rate at 30 June 2002, an adjustment of A$130.0 million against both opening retained earnings and outside equity interests would be anticipated.

The net economic impact of these two changes is that Minera Alumbrera will pay more tax over the life of the mine, however, this will ultimately depend on movements in exchange rates over that period and Minera Alumbrera's future earnings.

This disclosure has been prepared on the basis of exchange rates and Argentine tax legislation at 30 June 2002. The final quantum of all tax and related accounting impacts flowing from the devaluation depends on the exchange rates of the Argentine peso, US dollar and Australian dollar at balance dates, any future changes in law and Minera Alumbrera's future earnings.

These changes do not fundamentally alter the carrying value of the Minera Alumbrera mining property, plant and equipment assets. There are positives and negatives associated with the devaluation; importantly Minera Alumbrera benefits from reduced operating costs in US dollar terms as a result of the devaluation. Minera Alumbrera's fiscal stability regime under agreement with national and provincial governments applies for the life of the mine.

Argentina continues to experience severe economic difficulties. The operations of Minera Alumbrera may be affected in the foreseeable future by these conditions, however, the effects, if any, cannot be determined at the present time.

(l) Revision of accounting estimates

During the year to 30 June 2002 the estimated useful lives of certain mining property, plant and equipment assets were reassessed having regard to their physical lives, and the estimated recoverable ore reserves. The net effect of these changes in the current financial year was a A$20.9 million reduction in depreciation expense of the Consolidated Entity.

(m) Write-down of non-current assets

Recognising the current loss position of the European zinc smelters, the uncertain near term outlook for zinc prices and strong European currencies, the company has written down the value of fixed assets at Britannia Zinc Limited (Avonmouth, UK) and MIM Hüttenwerke Duisburg GmbH (Duisburg, Germany) to zero in the year ended 30 June 2002. The write down was A$42.4 million at Avonmouth and A$73.4 million at Duisburg, resulting in a loss of A$115.8 million. For the year ended 30 June 2001, other expenses included a write down of non-current assets in respect of Britannia Zinc Limited fixed assets and goodwill and Britannia Recycling Limited goodwill, resulting in a loss of A$89.7 million.

(n) Revision of accounting estimates

During the year to June 2000, the estimated ore reserves at the Minera Alumbrera mine site were reassessed from 632 million tonnes to 460 million tonnes. It is expected that the mine reserves will support a further 15 years of mine life. The net effect of the changes in this financial year was an increase in depreciation expense in the Consolidated Entity of US$12 million (A$19 million*). Assuming the assets are held until the end of their useful lives, depreciation of the Consolidated Entity in future years in relation to the assets affected will be increased by on average US$12 million per annum (A$19 million* per annum).

At the same time as the reassessment of mine life was made, a decision to alter the method of depreciation of certain assets at the mine from straight line to units-of-production was adopted.

* Australian dollar equivalent calculated using 1999/2000 YTD average US$/A$ exchange rates.

3. Income Tax	Consolidated For the year ended 2000 (A$m)	2001 (A$m)	2002 (A$m)
(a) The income tax expense/(revenue) on profit from ordinary activities for the year consists of the following:			
Income tax payable	212.9	(18.1)	65.1
Deferred tax liability	(106.3)	(39.1)	(10.9)
Deferred tax asset	(86.2)	62.0	(178.9)
Income tax expense/(revenue)	20.4	4.8	(124.7)
(b) Prima facie income tax expense at 30% (2001: 34%, 2000: 36%)	73.7	46.4	34.4
Difference between the prima facie income tax expense and the actual income tax expense/(revenue) shown in 3(a)	(53.3)	(41.6)	(159.1)
This difference is attributable to the tax effect of the following permanent differences which (reduce)/increase tax expense:			
Adjustment to provision for deferred income tax to reflect the decrease in company tax rate to 30%	(42.9)	5.5	–
Research and development tax concession claims	(20.4)	(101.8)	(14.7)
Development allowance deduction	–	–	(12.4)
Attribution income	0.1	0.6	0.4
Rebateable/exempt dividends	(0.9)	(1.3)	(0.7)
Depreciation and similar capital items not claimable	8.9	8.7	49.5
Entertainment expenditure	0.2	0.1	0.1
Mineral reserves amortisation	7.4	7.7	6.6
Overseas exploration expenditure	4.8	4.9	3.6
Goodwill amortisation	1.1	1.1	0.2
Non-taxable exchange gains/(losses)	(0.2)	(0.1)	13.1
Non-current asset write-downs	–	30.6	34.7
Foreign tax differentials	(3.1)	0.1	0.4
(Over)/under provisions prior year	(6.2)	(4.5)	(3.0)
Withholding tax payments	0.2	0.9	0.2
Non deductible lease payments	–	–	1.9
Revaluation of Argentine income tax payable	–	–	(39.2)
Argentine tax benefit of peso exchange losses	–	–	(210.8)
Other	(2.3)	5.9	11.0
	(53.3)	(41.6)	(159.1)
(c) The net deferred tax asset represents the effect of offsetting a deferred tax liability against a deferred tax asset as follows:			
Deferred tax asset attributable to:			
– Minera Alumbrera tax losses		–	146.0
– Minera Alumbrera timing differences		–	45.3
– Other tax losses		–	4.5
Less Minera Alumbrera deferred tax liability		–	(73.1)
Net deferred tax asset		–	122.7
(d) The net deferred tax liability represents the effect of offsetting a deferred tax asset against a deferred tax liability as follows:			
Deferred tax liability	604.3	615.0	603.2
Less deferred tax asset attributable to:			
– Tax losses	(203.5)	(221.4)	(247.5)
– Other timing differences	(141.9)	(124.9)	(98.1)
Net deferred tax liability	258.9	268.7	257.6
(e) The directors estimate that the potential deferred tax asset at 30 June in respect of tax losses not brought to account is	18.0	39.2	52.7

(f) The benefit for tax losses will only be obtained if:

(i) the Consolidated Entity derives future assessable income in the appropriate tax jurisdiction, of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or

(ii) the losses are transferred to an eligible entity in the Consolidated Entity; and

(iii) the Consolidated Entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit from deductions for the losses.

(g) Legislation reducing the company tax rate from 36 per cent. to 34 per cent. in respect of the 2000-2001 income tax year and then to 30 per cent. for the 2001-2002 income tax year was announced on 21 September 1999 and received Royal Assent on 10 December 1999. As a consequence, deferred tax balances which were expected to reverse in the 2000-2001 or a later income tax year have been restated, using the appropriate new rates, depending on timing of their reversal.

	Consolidated For the year ended 30 June		
4. Dividends	2000 (A$m)	2001 (A$m)	2002 (A$m)
(a) Interim dividend of 1.25 cents per share (2001: 1.25 cents, 2000: 1.25 cents)			
– Franked at 30% (2001: 34%,2000: nil) – Nil cents (2001 – 0.21 cents, 2000: nil cents)	–	3.6	–
– Unfranked – 1.25 cents per share (2001: 1.04 cents, 2000: 1.25 cents)	21.3	18.1	25.0
Final dividend of 2.00 cents per share (2001: 2.00 cents, 2000: 2.00 cents)			
– Franked at 30% – Nil cents (2001: 0.065 cents at 30%, 2000: 0.28 cents at 34%)	4.8	1.1	–
– Unfranked – 2.00 cents per share (2001: 1.935 cents, 2000: 1.72 cents)	29.6	33.7	40.0
	55.7	56.5	65.0
(b) The final dividend is payable on 7 October 2002 to shareholders who were on the register at 5 p.m. on 20 September 2002.			
(c) Franking credits available for the subsequent financial year	–	–	–

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year;

(ii) franking debits that will arise from the payment of dividends proposed as at the end of the year;

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that may be prevented from being distributed in the subsequent year.

	Consolidated For the year ended 30 June		
5. Earnings Per Share	2000 (cents per share)	2001 (cents per share)	2002 (cents per share)
Basic earnings per share	9.77	6.04	4.86
Diluted earnings per share	9.77	6.04	4.86

	2000 No. of shares	2001 No. of shares	2002 No. of shares
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share	1,704,644,268	1,731,770,272	1,830,343,144

	Consolidated For the year ended 30 June		
	2000 (A$m)	2001 (A$m)	2002 (A$m)
Reconciliation of earnings used in calculating earnings per share			
Net profit	184.2	131.7	239.3
Net profit attributable to outside equity interest	17.6	27.1	150.4
Earnings used in calculating basic and diluted earnings per share	166.6	104.6	88.9

	Consolidated at 30 June		
6. Current Assets – Cash Assets	2000 (A$m)	2001 (A$m)	2002 (A$m)
Cash at bank and on hand	126.3	127.6	135.8
Deposits at call	30.0	58.7	73.2
Total Current Assets – Cash Assets	156.3	186.3	209.0

Note: cash assets as at 30 June 2000 are presented before the A$1.0m overdraft (note 17(c)).

	Consolidated at 30 June		
7. Current Assets – Receivables	2000 (A$m)	2001 (A$m)	2002 (A$m)
Trade debtors	227.1	260.9	325.4
Less provision for doubtful debts	1.1	1.0	1.0
	226.0	259.9	324.4
Debtors relating to hedging contracts (note 32)	38.3	–	7.1
Other debtors	104.9	128.6	72.4
	143.2	128.6	79.5
Total Current Assets – Receivables	369.2	388.5	403.9

	Consolidated at 30 June		
8. Current Assets – Inventories	2000 (A$m)	2001 (A$m)	2002 (A$m)
Products			
Work in progress			
– at cost	182.1	245.1	146.5
– at net realisable value	30.9	22.1	67.2
Finished goods			
– at cost	79.1	69.5	86.9
– at net realisable value	20.2	28.2	42.4
Livestock on hand			
– at net market value	2.6	2.6	2.6
Total Products	314.9	367.5	345.6
Stores			
– at cost	132.5	139.0	116.5
Less provision for obsolescence	8.9	17.3	19.9
Total Stores	123.6	121.7	96.6
Total Current Assets – Inventories	438.5	489.2	442.2
Aggregate carrying amount of inventories			
Current	438.5	489.2	442.2
Non-current (note 11)	120.4	260.4	272.7
	558.9	749.6	714.9

9. Current Assets – Other	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Deferred hedging losses (note 32)			
– Related entities	–	55.4	49.6
– Other	488.9	–	–
Deferred mining expenses	47.0	61.5	73.2
Prepayments	9.6	17.7	15.2
Total Current Assets – Other	545.5	134.6	138.0

10. Non-current Assets – Receivables	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Debtors relating to hedging contracts	31.1	–	–
Other debtors	28.2	62.2	57.8
Total Non-current Assets – Receivables	59.3	62.2	57.8

11. Non-current Assets – Inventories	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Work in progress			
– at cost	112.0	251.6	262.6
Livestock on hand			
– at net market value	8.4	8.8	10.1
Total Non-current Assets – Inventories	120.4	260.4	272.7

12. Non-current Assets – Other Financial Assets	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
(a) Shares in controlled entities			
Investments traded on organised markets – at cost	–	–	0.5
Unquoted investments – at cost	0.1	1.5	1.0
Total Non-current Assets – Other Financial Assets	0.1	1.5	1.5

(b) Particulars of controlled entities

Company	Incorporated
Black Star Pty Ltd	WA
Bowen Coke Pty Ltd	Qld
Carpentaria Gold Pty Ltd	Qld
CEC (Ireland) Pty Limited	Ireland[7]
Colinta Holdings Pty Ltd	Qld[2]
Copper Refineries Pty Ltd	Qld[2]
Ernest Henry Mining Pty Ltd	ACT[4][8]
Fincoal (Australia) Pty Ltd	Qld
MIM Coal Pty Ltd	Qld
MIM Coal Staff Fund Pty Ltd	Qld[7]
MIM Ernest Henry Finance Pty Ltd	Qld
MIM Exploration Pty Ltd	Qld[2]
Parent Entity:	
MIM International Exploration Pty Ltd	Qld
Controlled Entity:	
Minera Mount Isa Panama S.A.	Panama
Minera Mount Isa Peru S.A.	Peru
Minera Mount Isa Philippines Inc.	Philippines[7]
Mineracao Mount Isa do Brasil Ltd	Brazil
Mount Isa Mines Namibia (Proprietary) Limited	Namibia
MIM Argentina S.A.	Argentina
Controlled Entity:	
MIM Argentina Exploraciones S.A.	Argentina
MIM Mexico S.A. de C.V.	Mexico
MIM (U.S.A.) Inc.	USA
MIM Japan K.K.	Japan
MIM Occupational Plan Pty Ltd	Qld[5]
MIM Staff Plan Pty Ltd	Qld[5][7]
MIM Superannuation Pty Ltd	Qld[5]
MIMsure Insurance Pte Ltd	Singapore[3]
Mintrade Pty Ltd	Qld
Mount Isa Finance N.V.	Netherlands Antilles
Parent Entity:	
Mount Isa Holdings (UK) Limited	UK[3]
Controlled Entity:	
Britannia Recycling Limited	UK[3]
Britannia Refined Metals Limited	UK[3]
Controlled Entity:	
Britannia Refined Metals Retirement Plan Limited	UK[3][5]
Britannia Zinc Limited	UK[3]
Controlled Entity:	
Britannia Zinc Retirement Plan Limited	UK[3][5]
Britannia Alloys and Chemicals Limited	UK[3]
MIM Investments (UK) Limited	UK[3]
Controlled Entity:	
MIM Hüttenwerke Duisburg GmbH	Germany[3]
MIM Technology Marketing Limited	UK[3]
Thameside Transport Services (UK) Limited	UK[3]
Parent Entity:	
Mount Isa Mines Limited	Qld
Controlled Entity:	
Abbot Point Bulkcoal Pty Ltd	Qld[6]
Collinsville Coal Company Pty Ltd	Qld[2]
MIM – ICRA Marketing Company Pty Ltd	Qld[4]
McArthur River Mining Pty Ltd	SA[2]
NCA Coal Holdings Pty Ltd	Qld
Newlands Coal Pty Ltd	Qld[2]
Parent Entity:	
Mount Isa Pacific Pty Ltd	
Controlled Entity:	Qld
Minera Alumbrera Limited	
North Queensland Stevedoring Pty Ltd	Antigua & Barbuda[4]
Oaky Creek Coal Pty Ltd	Qld
Pacific Precious Metals Limited	Qld[2]
Parent Entity:	NSW
MIM Transport Pty Ltd	
Controlled Entity:	Qld
TTS Construction Pty Ltd	Qld

[1] MIM Holdings Limited is the Parent Entity. All controlled entities are 100 per cent. owned except MIM – ICRA Marketing Company Pty Ltd (75 per cent.) (2001: 75 per cent., 2000: 75 per cent.), Ernest Henry Mining Pty Ltd (51 per cent.) (2001: 51 per cent., 2000: 51 per cent.), Minera Alumbrera Limited (50 per cent.) (2001: 50 per cent., 2000: 50 per cent.) and MRN Minerals Exploration S.A which was owned 50 per cent. in 2001 and 2000. Transactions between the Parent Entity and other entities in the wholly owned group consisted of loans advanced and repaid, interest, dividends and provision of corporate related services. Details of revenue and expense items associated with these activities are included in note 2.
[2] These controlled entities act as management companies for Mount Isa Mines Limited.
[3] These controlled entities have been audited by member firms of PricewaterhouseCoopers.
[4] Outside Interests in Controlled Entities.
As at the end of the year the paid-up capital of non-wholly owned controlled entities is as follows:

Ernest Henry Mining Pty Ltd	12 624 (2001 and 2000: 12 624) "A" Class shares of A$1 each fully paid
	237 044 (2001 and 2000: 237 044) "A" Class shares of A$1 each fully paid
	239 877 (2001: 239 877, 2000: nil) Reconverting Preference Shares
MIM – ICRA Marketing Company Pty Ltd	3 (2001 and 2000: 3) "A" Class shares of A$1 each fully paid
	1 (2001 and 2000: 1) "C" Class share of A$1 each fully paid
Minera Alumbrera Limited	185 802 000 (2001 and 2000: 185 802 000) Common shares of US$1 each fully paid
	1 000 000 (2001 and 2000: 1 000 000) Preferred shares US$0.01 each fully paid
	1 000 000 (2001 and 2000: 1 000 000) Preferred shares US$250 each fully paid
MRN Minerals Exploration S.A	– (2001 and 2000: 12 000) Common shares of US$1 each fully paid

[5] These entities act as trustees of superannuation plans for the Consolidated Entity. Based upon the terms of the Trust Deeds, control of the corporate trustees does not rest with the Parent Entity and therefore these entities are excluded from the Consolidated Entity.
[6] Itochu Coal Resources Australia Pty Ltd is beneficially entitled to 25 per cent. interest in the share capital of Abbot Point Bulkcoal Pty Ltd.
[7] These companies are in members voluntary liquidation or deregistration.
[8] On 27 June 2002, the company announced its decision to exercise the option it held over the interest in the Ernest Henry copper-gold mine owned by an investment company led by Westpac Banking Corporation. This option was subsequently exercised on 9 August 2002. Consequently, with effect from 27 June, the Consolidated Entity ceased to recognise an outside equity interest in Ernest Henry (with the exception of 24 shares) and brought to account an amount payable in respect of the option exercise price of A$49 million in the financial statements.

On 23 March 2001 MIM Holdings Limited exercised its pre-emptive rights and acquired the remaining 49 per cent. interest in Ernest Henry Mining Pty Ltd for a total consideration of A$150 million including vendor finance of A$35 million. Effective 27 April 2001, the Parent Entity sold this interest to a third party with an option to repurchase at a later date. The consideration for subsequent disposal of these shares was virtually identical in value to the consideration on acquisition, however, the timing of the payments is not identical.

MIM Holdings Limited has the option, but not the obligation, to acquire the remaining 49 per cent. interest in Ernest Henry Mining Pty Ltd. The option may be exercised on or before 30 June 2004. The option exercise price as at 30 June 2001 was A$47.9 million, increasing at a rate of 7.08 per cent. per annum on the amount by which the option exercise price exceeds the vendor finance of A$35.0 million. MIM Holdings Limited may set-off the vendor finance against the option exercise price, and pay the lesser amount. During the option period Ernest Henry Mining Pty Ltd is restricted from paying dividends.

(c) Entities incorporated outside Australia carry on business in the country of incorporation except for Minera Alumbrera Limited which has carried on business in Argentina; Mount Isa Pacific Pty Ltd which has carried on business in Argentina; and MIM International Exploration Pty Ltd which has carried on business in Argentina, Brazil, Mexico, Panama and USA.

(d) Business entities disposed during the year.

No material controlled entities were disposed of during the year.

(e) The Consolidated Entity holds 50 per cent. of the issued capital of Minera Alumbrera Limited and consolidates the operating results, assets and liabilities on the basis of control, which exists by virtue of shareholder agreements. The Consolidated Entity holds 50 per cent. of the issued capital in Bowen Towage Services Pty Ltd and Northern Shipping and Stevedoring Pty Ltd and does not consolidate the operating results, assets and liabilities of these entities on the basis that control does not exist.

	Consolidated at 30 June		
13. Non-current Assets – Mining Property, Plant and Equipment	2000 (A$m)	2001 (A$m)	2002 (A$m)
Exploration and evaluation (note 13(a))	15.6	11.0	33.2
Development (note 13(b))	160.9	9.3	–
Mine properties (note 13(c))	808.8	929.8	890.5
Mine buildings, plant and equipment (note 13(d))	3,944.1	4,080.0	3,541.6
Total Non-current Assets – Mining Property, Plant and Equipment	4,929.4	5,030.1	4,465.3
(a) Exploration and evaluation			
Net book value	15.6	11.0	33.2
(b) Development at cost			
Net book value	160.9	9.3	–
(c) Mine properties			
At Directors' 1998 Valuation	671.7		
Less accumulated amortisation	(97.7)		
	574.0		
At cost	294.5	1,187.6	1,254.4
Less accumulated amortisation	(59.7)	(257.8)	(363.9)
	234.8	929.8	890.5
Net book value	808.8	929.8	890.5

	Consolidated at 30 June		
	2000 (A$m)	2001 (A$m)	2002 (A$m)
(d) Mine buildings, plant and equipment			
At Directors' 1998 Valuation	3,462.1		
Less accumulated amortisation	(515.0)		
	2,947.1		
At cost	1,160.3	5,192.4	4,937.7
Less accumulated depreciation	(173.9)	(1,122.9)	(1,405.2)
	986.4	4,069.5	3,532.5
Leased buildings, plant and equipment			
At Directors' 1998 Valuation	12.9		
Less accumulated amortisation	(2.3)		
	10.6		
At cost	–	14.2	13.8
Less accumulated amortisation	–	3.7	4.7
	–	10.5	9.1
Net book value	3,944.1	4,080.0	3,541.6

Reconciliations of the carrying amount of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Consolidated at 30 June	
	2001 (A$m)	2002 (A$m)
(e) Exploration and evaluation		
Carrying amount at start of year	15.6	11.0
Additions	27.6	51.4
Written off during the year	(35.5)	(29.2)
Transfers	3.3	
Carrying amount at end of the year	11.0	33.2
(f) Development		
Carrying amount at start of year	160.9	9.3
Additions	3.9	
Transfers	(155.5)	(9.3)
Carrying amount at end of the year	9.3	–
(g) Mine properties		
Carrying amount at start of year	808.8	929.8
Additions	4.5	(41.8)
Amortisation expense	(96.2)	(108.4)
Transfers	176.3	131.7
Foreign currency exchange differences	36.4	(20.0)
Write-down (note 2(m))	–	(0.8)
Carrying amount at end of the year	929.8	890.5
(h) Mine buildings, plant and equipment		
Carrying amount at start of year	3,933.5	4,069.5
Additions	328.9	330.4
Disposals	(7.2)	(6.3)
Depreciation expense	(413.5)	(429.1)
Transfers	(18.9)	(133.0)
Foreign currency exchange differences	320.1	(184.0)
Write-down (note 2(m))	(73.4)	(115.0)
Carrying amount at end of the year	4,069.5	3,532.5

	Consolidated at 30 June	
	2001 (A$m)	2002 (A$m)
(i) Leased buildings, plant and equipment		
Carrying amount at start of year	10.6	10.5
Depreciation expense	(1.0)	(1.1)
Foreign currency exchange differences	0.9	(0.3)
Carrying amount at end of the year	10.5	9.1

The split of the carrying values for the year ended 30 June 2000 was not disclosed.

	Consolidated at 30 June		
14. Non-current Assets – Intangible Assets	2000 (A$m)	2001 (A$m)	2002 (A$m)
Goodwill	44.4	0.7	–
Less provision for amortisation	(28.5)	(0.2)	–
Total Non-current Assets – Intangible Assets	15.9	0.5	–

	Consolidated at 30 June		
15. Non-current Assets – Other	2000 (A$m)	2001 (A$m)	2002 (A$m)
Deferred hedging losses (note 32)	–	122.2	148.9
Deferred mining expenses	39.1	33.6	42.1
Prepayments	9.3	13.2	13.6
Other	157.4	–	–
Total Non-current Assets – Other	205.8	169.0	204.6

	Consolidated at 30 June		
16. Current Liabilities – Payables	2000 (A$m)	2001 (A$m)	2002 (A$m)
Trade creditors	212.0	233.8	272.4
Creditors relating to hedging contracts (note 32)	492.9	2.6	3.9
Other creditors	208.8	237.8	259.3
Total Current Liabilities – Payables	913.7	474.2	535.6

17. Current Liabilities – Interest Bearing Liabilities	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
(a) Secured – Project debt			
Loans secured against interest in and assets of individual projects			
– Minera Alumbrera Limited – Bank loans	158.6	187.8	133.0
– Ernest Henry Mining Pty Ltd – Bank loans	16.4	22.1	10.8
– NCA Project – Non-bank loans	7.4	–	–
	182.4	209.9	143.8
(b) Secured – Corporate debt			
MHD bank loan	–	0.4	0.3
(c) Unsecured – Corporate debt			
Capital market issues			
– US$76.0 million 6.37% due December 2000	126.5	–	–
– US$51.2 million 6.79% finally due December 2005	–	25.2	22.6
– US$57.1 million 7.33% finally due December 2006	19.0	22.5	20.2
Bank loans	60.2	145.5	281.7
Non-bank loans	–	0.6	0.3
Lease liabilities	0.1	0.1	0.1
Overdraft	1.0	–	–
	206.8	193.9	324.9
Total Current Liabilities – Interest Bearing Liabilities	389.2	404.2	469.0

18. Current Liabilities – Current Tax Liabilities	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Income tax	2.9	0.3	0.6
Total Current Liabilities – Current Tax Liabilities	2.9	0.3	0.6

19. Current Liabilities – Provisions	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Final dividend (note 4)	34.4	34.8	40.0
Employee entitlements (note 39)	43.5	42.7	42.9
Rehabilitation	0.9	2.7	3.3
Total Current Liabilities – Provisions	78.8	80.2	86.2

20. Current Liabilities – Other	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Deferred hedging gains (note 32)	–	–	2.3
Other	37.7	–	–
Unearned revenue	68.5	65.8	64.7
Less unamortised discount	13.4	13.4	13.9
Total Current Liabilities – Other	92.8	52.4	53.1

21. Non-current Liabilities – Payables	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Creditors relating to hedging contracts	107.1	–	–
Other creditors	2.0	2.1	1.2
Total Non-current Liabilities – Payables	109.1	2.1	1.2

22. Non-current Liabilities – Interest Bearing Liabilities	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
(a) Secured – Project debt			
Loans secured against interest in and assets of individual projects			
– Minera Alumbrera Limited – Bank loans	721.8	706.0	499.7
– Ernest Henry Mining Pty Ltd – Bank loans	83.6	74.5	–
– NCA Project – Non-bank loans	56.6	–	–
	862.0	780.5	499.7
(b) Secured – Corporate debt			
MHD bank loan	1.3	0.7	0.4
(c) Unsecured – Project debt			
Loans by outside equity interests	223.4	264.4	237.0
(d) Unsecured – Corporate debt			
Capital market issues			
– US$51.2 million 6.79% finally due December 2005	106.5	100.9	67.8
– US$57.1 million 7.33% finally due December 2006	114.1	112.6	80.7
– US$150 million 8.50% due June 2008	–	295.5	264.8
– US$50 million 8.63% finally due June 2011	–	98.5	88.3
– US$50 million 8.72% due June 2011	–	98.5	88.3
– A$83 million floating rate note due February 2005	–	–	83.0
Bank loans	632.6	492.5	–
Non-bank loans	–	25.1	26.0
Lease liabilities	0.2	0.1	–
	853.4	1,223.7	698.9
Total Non-current Liabilities – Interest Bearing Liabilities	1,940.1	2,269.3	1,436.0

23. Non-current Liabilities – Provisions	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Employee entitlements (note 39)	48.3	46.9	48.7
Rehabilitation	58.2	77.5	93.8
Total Non-current Liabilities – Provisions	106.5	124.4	142.5

24. Non-current Liabilities – Other	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Deferred hedging gains (note 32)	32.1	–	0.8
Unearned revenue	234.3	170.0	106.0
Less unamortised discount	(47.5)	(34.0)	(21.2)
Total Non-current Liabilities – Other	218.9	136.0	85.6

	Consolidated at 30 June					
25. Contributed Equity Share capital	2000 No. of shares (000)	2001 No. of shares (000)	2002 No. of shares (000)	2000 (A$m)	2001 (A$m)	2002 (A$m)
Ordinary shares fully paid	1,717,563	1,737,740	1,997,739	2,198.5	2,219.1	2,548.9

Date	Description	No. of Shares	(A$m)
1 July 1999	Opening balance	1,694,257,528	2,172.7
11 October 1999	Dividend reinvestment plan share issues	9,449,357	12.5
27 March 2000	Dividend reinvestment plan share issues	13,856,483	13.3
30 June 2000	Balance	1,717,563,368	2,198.5
16 October 2000	Dividend reinvestment plan share issues	20,177,121	20.6
30 June 2001	Balance	1,737,740,489	2,219.1
20 February 2002	Share placement	260,000,000	338.0
	Less transaction costs arising on share issue	–	(8.2)
5 June 2002	Shares bought back	899	–
17 June 2002	Shares bought back	652	–
		1,997,738,938	2,548.9

Ordinary Shares

Ordinary shares entitle the holder to share dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person, or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Share placement

On 20 February 2002, MIM Holdings Limited issued 260 000 000 ordinary shares in a share placement via an Accelerated Global Tender. The placement was priced at A$1.30 per share.

Share buy back

During the year ended 30 June 2002, the company purchased non marketable parcels of shares from shareholders at their request. There is no current on-market buy-back.

Dividend reinvestment plan

During the year ended June 2001 the Parent Entity suspended the dividend reinvestment plan. The plan had previously allowed holders of ordinary shares to elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash. Shares were issued under the plan at a discount of 7.5% on the weighted average market price of the Parent Entity's shares sold on the Australian Stock Exchange during the five trading days following the "record date", i.e. the date on which the Parent Entity's share register is closed in order to determine entitlement to a dividend. All shares issued under the plan rank equally in every respect with the existing fully paid shares of the Parent Entity and participate in all dividends subsequently declared.

26. Reserves and Retained Profits	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
(a) Reserves			
Foreign currency translation reserve	(206.8)	(193.1)	(208.1)
Asset revaluation reserve	26.2	26.2	26.2
	(180.6)	(166.9)	(181.9)
Movement in reserves			
Foreign currency translation reserve			
Balance at the beginning of the year	(181.8)	(206.8)	(193.1)
Net exchange differences from translation of net assets of foreign operations	97.4	218.6	(143.6)
Net exchange differences on foreign currency debt which represents a hedge for net investments in self-sustaining foreign operations	(86.0)	(133.4)	76.6
Net exchange differences from translation of net assets of Minera Alumbrera Limited allocated to outside equity interest	(36.4)	(71.5)	52.0
Balance at the end of the year	(206.8)	(193.1)	(208.1)
(b) Retained profits			
Retained profits at the beginning of the year	132.7	243.6	291.7
Net profit attributable to members of MIM Holdings Limited	166.6	104.6	88.9
Dividends provided for or paid	(55.7)	(56.5)	(65.0)
Balance at the end of the year	243.6	291.7	315.6

(c) Nature and purpose of reserves

Asset revaluation reserve

The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.

Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities of the Parent Entity are taken to the foreign currency translation reserve, as described in accounting policy note 1(s).

27. Outside Equity Interests in Controlled Entities	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Interest in			
– Share capital	358.0	358.0	282.8
– Reserves	82.8	154.3	102.3
– Retained profits	27.2	54.3	182.6
	468.0	566.6	567.7
The outside equity interest is in the following entities:			
– Ernest Henry Mining Pty Ltd	77.1	85.2	–
– Minera Alumbrera Limited	390.9	481.4	567.7
	468.0	566.6	567.7

28. Equity	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
Total equity at the beginning of the year	2,563.7	2,729.5	2,910.5
Total changes in equity recognised in the Statement of financial performance	141.6	118.3	73.9
Transactions with owners as owners:			
– Contributions of equity	–	–	329.8
– Dividends provided for or paid	(55.7)	(56.5)	(65.0)
– Dividend reinvestment plan issue of ordinary shares	25.8	20.6	–
Total changes in outside equity interest	54.1	98.6	1.1
Total Equity at the end of the year	2,729.5	2,910.5	3,250.3

29. Financing Arrangements

Loan facilities and credit standby arrangements available to the Consolidated Entity as at the end of the financial year and the extent to which they were used are as follows:

	Consolidated at 30 June 2000 (A$m)	2001 (A$m)	2002 (A$m)
(a) Secured			
Committed facilities			
Available – Project	1,166.5	997.7	650.9
Available – Corporate	1.3	1.1	0.7
Usage – Project	(1,044.4)	(990.4)	(643.5)
Usage – Corporate	(1.3)	(1.1)	(0.7)
Unused credit	122.1	7.3	7.4
(b) Unsecured			
(i) Committed facilities			
Available – Corporate			
Fixed term	1,654.8	1,838.6	1,360.0
Bank overdraft	–	7.0	7.0
Available – Project			
Loans by outside equity interests	223.4	264.4	237.0
	1,878.2	2,110.0	1,604.0
Usage	(1,282.6)	(1,682.0)	(1,246.3)
Unused credit	595.6	428.0	357.7
(ii) Uncommitted facilities			
Available			
Fixed term	20.8	44.0	20.2
Bank overdraft	69.6	9.9	8.8
	90.4	53.9	29.0
Usage	(1.0)	–	(14.5)
Unused credit	89.4	53.9	14.5
Total available	3,136.4	3,162.7	2,284.6
Total usage	(2,329.3)	(2,673.5)	(1,905.0)
Total unused credit	807.1	489.2	379.6

(c) Funds available from these facilities can be drawn in US dollars (mainly), Australian dollars, pounds sterling and euro. Borrowings included in current liabilities comprise any of the Consolidated Entity's drawn facilities that mature and/or are expected to be repaid within one year. Amounts included in non-current liabilities represent facilities not due to mature within one year, or due within one year but funded by drawing on another long term facility.

Corporate borrowings of the Parent Entity are borrowed under a negative pledge debt covenant in which the Parent Entity agrees not to create or incur liens (greater than 5% of total consolidated assets attributable to members of MIM Holdings Limited) over any property to secure indebtedness unless the benefit of such lien is extended so as to equally and rateably secure the obligations of the Parent Entity. In the event of default of the terms of the covenant the Parent Entity must notify the lenders who may then request repayment or renegotiate terms with the Parent Entity.

(d) Additional disclosure relating to debt covenants
The debt covenants require that the gearing ratio (Debt: Debt + Tangible Net Worth) does not exceed 50%. Debt for the purpose of this calculation is based upon the consolidated indebtedness reduced by the aggregate indebtedness that relates to the outside equity interests in entities within the Consolidated Entity. Therefore whilst Minera Alumbrera Limited is a controlled entity and consolidated in accordance with Australian Accounting Standard AASB 1024 Consolidated Financial Statements, the outside equity interest in the debt is excluded when determining Consolidated Entity debt covenant compliance.

30. Insurance
In arranging insurance cover of its operations a portion of the risk is carried by the Consolidated Entity by way of insurance and/or reinsurance deductibles. Deductibles applicable to the various insurances are recommended by Insurance Brokers to the Consolidated Entity and are regularly benchmarked to ensure they accord with industry risk transfer practices.

31. Contingent Liabilities
(a) Parent Entity
The Parent Entity and its controlled entities are contingently liable for commitments and performance guarantees and claims arising in the ordinary course of business in respect of which it is not practicable to determine the maximum amounts thereof.

There is uncalled capital on shares in controlled entities of A$73.3 million (2001: A$74.8 million, 2000: A$69.9 million).

The Parent Entity has given guarantees in respect of borrowings by related entities totalling A$113.0 million (2001: A$126.1 million, 2000 : A$233.0 million), of which A$113.0 million (2001: A$126.1 million, 2000: A$233.0 million) is eliminated on consolidation.

At balance date the Parent Entity has not provided a guarantee to lenders with respect to trade finance facilities (2001: US$10.0 million). Until April 2002 the Parent Entity had provided a guarantee in respect of IVA tax and guarantees for certain infrastructure in relation to the Minera Alumbrera Project for US$19.3 million (2001: US$45.4 million).

The Parent Entity has indemnified the bank that has provided a letter of credit on behalf of a controlled entity for US$0.5 million (2001: US$7.5 million) to cover cash shortfalls in project financing reserve accounts on certain dates.

The Parent Entity has undertaken to render continuing financial support to certain wholly owned controlled entities in order that they are able to meet their liabilities as and when they fall due for the next thirteen months commencing 16 August 2002.

(b) Consolidated Entity (Including Joint Ventures)
There is uncalled capital on shares in companies of A$4.0 million (2001: A$4.0 million, 2000: A$2.7 million).

Guarantees have been given by a controlled entity to the UK Department of Customs and Excise to the value of £7.0 million (A$18.9 million) (2001: £7.0 million (A$19.4 million); (2000: £7.0 million (A$17.7 million)).

Indemnities have been provided by controlled entities to governmental agencies, and to banks and insurers which have given guarantees and bonds, respectively, relating to:

Mining tenements	A$65.1 million (2001: A$67.3 million, 2000: A$58.0 million)
Supply of government infrastructure/services	A$21.0 million (2001: A$26.8 million, 2000: A$26.5 million)
Customs, civil contract work and transport	A$14.9 million (2001: A$10.7 million, 2000: A$23.7 million)

Controlled entities have assigned trade debts to the value of A$95.3 million (2001: A$110.1 million, 2000: A$41.1 million) to a bank under a recourse arrangement.

Controlled entities have entered into letters of credit, bid bonds and performance guarantees to a value of A$11.6 million (2001: A$19.2 million, 2000: A$10.0 million) as at year-end. The facilities provide customers of the controlled entities with financing to effect earlier payment.

Under a Charter Agreement the Consolidated Entity has an obligation to provide financial support to a supplier of shipping services in order for it to meet its obligation to external financiers. Upon early termination of the agreement the Consolidated Entity has an option to acquire certain equipment. If the option is not exercised the Consolidated Entity is obliged to pay the amount of the debt which exceeds the market value of the equipment.

The Consolidated Entity's operations are affected by laws and regulations regarding environmental protection and related matters. The outcome or timing of such matters or the full impact, if any, of legislation or regulatory developments on future operations is not currently estimable. In the opinion of the directors, finalisation of these matters will not have a materially adverse effect on the Consolidated Entity's financial position or results.

A controlled entity has provided guarantees totalling A$1.7 million (2001: nil, 2000: nil) to customers for advance payment on stock deliveries and sale of consignment stock.

A controlled entity has provided indemnity for certain costs to the purchaser of non-current assets in the event that repairs to the assets purchased are required and exceed a given value. The maximum exposure of the Consolidated Entity is A$7.4 million (2001: A$7.4 million, 2000: A$7.4 million).

The Consolidated Entity has received an interim actuarial determination of a shortfall in employer sponsored defined benefit pension funds for Britannia Zinc and Britannia Refined Metals employees as a result of the significant decline in the global equities markets since 30 June 2001. This assessment does not represent a formal actuarial valuation of the plans. This position is likely to require some corrective action by these companies, however the amounts of any increases in employer contributions going forward are not yet able to be quantified. The financial position of these funds will remain subject to future changes in equities markets. (Refer to note 39).

A fine of approximately EUR 3.4 million (A$5.9 million) has been imposed by the European Commission in respect of involvement by a controlled entity in the early 1990s in anti-competitive conduct in the zinc phosphate market, of which EUR 0.5 million only has been provided in the financial statements. Based on legal advice that prospects of success on appeal are strong, the level of fine imposed has been appealed.

A controlled entity has provided guarantees totalling A$29.4 million (2001: A$29.4 million, 2000: A$40.8 million) in respect of a self-insurance licence with WorkCover Queensland.

At balance date the Parent Entity has not provided a guarantee to lenders in respect of its interest in Minera Alumbrera Limited's (MAA) trade finance facility (2001: US$10.0 million). Until April 2002 the Parent Entity had provided a guarantee in respect of its interest in MAA's US$19.3 million (2001: US$45.4 million) IVA tax and guarantees for certain infrastructure in respect of the Minera Alumbrera Project.

The Parent Entity has indemnified the bank that has provided a letter of credit on behalf of a controlled entity for US$0.5 million (2001: US$7.5 million, 2000 : A$5million) to cover cash shortfalls in project financing reserve accounts on certain dates.

(c) Joint Ventures
There is uncalled capital on shares in companies of A$4.0 million (2001: A$4.0 million, 2000: A$2.7 million).

Indemnities have been provided by joint ventures to governmental agencies, and to banks and insurers which have given guarantees and bonds respectively, relating to:

Mining tenements	A$21.5 million (2001: A$7.5 million, 2000: A$9.7 million)
Supply of government infrastructure/services	A$17.4 million (2001: A$16.9 million, 2000: A$18.0 million)
Customs, civil contract work and transport	A$3.6 million (2001: A$10.7 million, 2000: A$10.5million)

Controlled entities have assigned their proportionate share of joint venture trade debts to the value of A$35.3 million (2001: A$28.4 million, 2000: A$14.8 million) to a bank under a recourse arrangement.

Joint Ventures have entered into letters of credit, bid bonds and performance guarantees to a value of A$0.4 million (2001: A$1.0 million, 2000: A$1.3 million) as at year end. The facilities provide customers of the controlled entities with financing to effect earlier payment.

Under a Charter Agreement a joint venture has an obligation to provide financial support to a supplier of shipping services in order for it to meet its obligation to external financiers. Upon early termination of the agreement the Consolidated Entity has an option to acquire certain equipment. If the option is not exercised the Consolidated Entity is obliged to pay the amount of the debt which exceeds the market value of the equipment.

32. Financial Instruments

The management of financial risk, arising from the activities of the Consolidated Entity in its normal course of business, is an essential element of the Consolidated Entity's overall management strategy.

The Consolidated Entity seeks to reduce the impact of the volatile international commodity and financial markets in which it operates through prudent risk management strategies. The objective of managing financial risk is to achieve a balance between creating certainty of future cashflows and participating in beneficial market movements. The management of financial risk is undertaken within a comprehensive framework of policies, procedures and controls relating to interest rate, foreign exchange, commodity price, credit and liquidity risk.

As a consequence of managing financial risk the Consolidated Entity and certain of its controlled entities are parties to derivative financial instruments. These financial instruments are used in the normal course of business to hedge exposure to fluctuations in interest and foreign exchange rates and changes in commodity prices. The Consolidated Entity does not undertake speculative trading.

(a) Interest rate risk

The Consolidated Entity has borrowings outstanding which are subject to fixed or variable interest rates. Major exposures are to US interest rates (2001: US interest rates, 2000: US interest rates), and the majority of interest rate hedging outstanding as at the reporting date related to US dollar debt (2001: US dollar debt, 2000: US dollar debt).

Hedging activities are conducted to reduce adverse impacts from interest rate movements on the Consolidated Entity's profit and net cashflows. Where derivative financial instruments are used to hedge interest rate risk their terms are intended to match the maturity profile of the underlying debt.

The Consolidated Entity has used swaps to hedge its exposure to interest rates within board approved limits. Maturities of swap contracts are principally up to 2 years (2001: up to 3 years, 2000: 1 and 4 years), with six monthly settlements of the net interest receivable/payable.

The Consolidated Entity's exposure to interest rate risk and the effective weighted average interest rate of financial liabilities are set out below:

		Consolidated Fixed interest maturing in:				
	Variable Interest Rate (A$m)	Less than one year (A$m)	One to five years (A$m)	More than five years (A$m)	Non-Interest Bearing (A$m)	Total (A$m)
2000						
Financial assets						
Unlisted investments	–	–	–	–	0.1	0.1
Cash						
– US$	–	–	–	–	–	–
– Other	156.3	–	–	–	–	156.3
Debtors						
– Relating to hedge contracts	–	–	–	–	69.4	69.4
– External	–	–	–	–	359.1	359.1
Total financial assets	156.3	–	–	–	428.6	584.9
Weighted average interest rate	6.2%					
Financial liabilities						
Unsecured						
– Corporate debt – US$	–	–	–	–	–	–
– Corporate debt – other	(693.8)	(145.5)	(161.3)	(59.3)		(1,059.9)
– Loans by outside equity interests – US$	(223.4)	–	–	–	–	(223.4)
– Lease liabilities – other	–	(0.1)	(0.2)	–	–	(0.3)
Secured						
– Corporate debt – other	–	–	(1.3)	–	–	(1.3)
– Project debt – US$	(1,044.4)	–	–	–	–	(1,044.4)
Creditors						
– Relating to hedging contracts	–	–	–	–	(600.0)	(600.0)
– External	–	–	–	–	(422.8)	(422.8)
Other liabilities						
– Dividend	–	–	–	–	(34.4)	(34.4)
Total financial liabilities	(1,961.6)	(145.6)	(162.8)	(59.3)	(1,057.2)	(3,386.5)
Interest rate swaps (notional principal amount)	1,040.3	(249.7)	(790.6)			
Net interest rate profile	(765.0)	(395.3)	(953.4)	(59.3)	(628.6)	(2,801.6)
Weighted average interest rate	7.9%	6.4%	6.7%	7.1%		

	Weighted Average Interest Rate	Variable Interest Rate (A$m)	Consolidated Fixed interest maturing in: Less than one year (A$m)	One to five years (A$m)	More than five years (A$m)	Non-Interest Bearing (A$m)	Total (A$m)
2001							
Financial assets							
Unlisted investments		–	–	–	–	1.5	1.5
Cash							
– US$	3.6%	148.5	–	–	–	–	148.5
– Other	4.7%	37.8		–	–	–	37.8
Debtors							
– *Relating to hedge contracts*		–	–	–	–	–	–
– *External*		–	–	–	–	450.7	450.7
Total financial assets		186.3	–	–	–	452.2	638.5
Weighted average interest rate		3.8%					
Financial liabilities							
Unsecured							
– Corporate debt – US$	6.5%	(564.5)	(47.7)	(177.9)	(528.1)	–	(1,318.2)
– Corporate debt – other	5.8%	(73.5)	(0.6)	(25.1)	–	–	(99.2)
– Loans by outside equity interests – US$	6.0%	(264.4)	–	–	–	–	(264.4)
– Lease liabilities – other	7.1%	–	(0.1)	(0.1)	–	–	(0.2)
Secured							
– Corporate debt – other	5.3%	–	(0.4)	(0.7)	–	–	(1.1)
– Project debt – US$	6.7%	(811.1)	(25.6)	(102.4)	(51.3)	–	(990.4)
Creditors							
– Relating to hedging contracts		–	–	–	–	(2.6)	(2.6)
– External		–	–	–	–	(473.7)	(473.7)
Other liabilities							
– Dividend		–	–	–	–	(34.8)	(34.8)
Total financial liabilities		(1,713.5)	(74.4)	(306.2)	(579.4)	(511.1)	(3,184.6)
Interest rate swaps (notional principal amount)	6.5%	1,113.1	(374.3)	(738.8)			
Net interest rate profile		(414.1)	(448.7)	(1,045.0)	(579.4)	(58.9)	(2,546.1)
Weighted average interest rate	5.7%	6.6%	6.8%	8.4%			

	Weighted Average Interest Rate	Variable Interest Rate (A$m)	Consolidated Fixed interest maturing in: Less than one year (A$m)	One to five years (A$m)	More than five years (A$m)	Non-Interest Bearing (A$m)	Total (A$m)
2002							
Financial assets							
Unlisted investments		–	–	–	–	1.0	1.0
Listed Investments		–	–	–	–	0.5	0.5
Cash							
– US$	1.8%	174.8	–	–	–	–	174.8
– Other	4.5%	34.2	–	–	–	–	34.2
Debtors							
– Relating to hedge contracts		–	–	–	–	7.1	7.1
– External		–	–	–	–	454.6	454.6
Total financial assets		209.0	–	–	–	463.2	672.2
Weighted average interest rate		2.2%					
Financial liabilities							
Unsecured							
– Corporate debt – US$*	6.4%	(350.2)	(42.8)	(148.5)	(441.4)	–	(982.9)
– Corporate debt – other	6.3%	(14.5)	(0.3)	(15.6)	(10.4)	–	(40.8)
– Loans by outside equity interests – US$	4.0%	(237.0)	–	–	–	–	(237.0)
– Lease liabilities – other	7.1%	–	(0.1)	–	–	–	(0.1)
Secured							
– Corporate debt – other	5.3%	–	(0.3)	(0.4)	–	–	(0.7)
– Project debt – US$	4.4%	(505.8)	(23.0)	(114.7)	–	–	(643.5)
Creditors							
– Relating to hedging contracts		–	–	–	–	(3.9)	(3.9)
– External		–	–	–	–	(532.9)	(532.9)
Other liabilities							
– Dividend		–	–	–	–	(40.0)	(40.0)
Total financial liabilities		(1,107.5)	(66.5)	(279.2)	(451.8)	(576.8)	(2,481.8)
Interest rate swaps (notional principal amount)	6.6%	662.0	(573.7)	(88.3)			
Net interest rate profile		(236.5)	(640.2)	(367.5)	(451.8)	(113.6)	(1,809.6)
Weighted average interest rate		3.6%	6.8%	6.9%	8.5%		

* This includes an A$83 million facility which is swapped into US$.

(b) Foreign exchange risk

The Consolidated Entity is exposed to exchange rate risk from foreign currency sales and purchases. The company's main exposure is to the US dollar. Currency hedging within board approved limits is in place to reduce the impact of the volatility of exchange rate movements.

The amounts of anticipated sales are forecast in light of current conditions in foreign markets, commitments from customers and expected mine production and sales. The Consolidated Entity enters into derivative financial instruments to hedge known or reasonably certain sales denominated in foreign currencies (principally US dollar). The terms of these instruments are for periods up to 4 years.

The Consolidated Entity enters into derivative financial instruments to hedge foreign currency debt, net investments in self-sustaining overseas controlled entities and specific purchases of goods and services from time to time.

Exchange rates at year end were:

	US$	£	€
2002	0.5664	0.3704	0.5730
2001	0.5076	0.3603	0.6015
2000	0.6008	0.3956	0.6309

At reporting date the notional value to be received or paid, in foreign currency and Australian dollar equivalent, of outstanding foreign currency contracts by currency and maturity are provided in the following table:

	Consolidated at 30 June					
	A$/US$ (US$m)	£/US$ (£m)	£/€ (£m)	A$/€ (€m)	Other (A$m)	Total (A$m)
2000						
Bought position						
Less than one year	50.0	39.7	70.9	–	0.6	296.6
One to three years	115.0	7.8	–	–	–	211.2
Three to six years	85	–	–	–	–	141.5
Total	250.0	47.5	70.9	–	0.6	649.3
Sold position						
Less than one year	2,937.9	0.6	–	–	3.6	4,895.1
One to three years	552.0	–	–	–	–	918.8
Three to six years	85.0	–	–	–	–	141.5
Total	3,574.9	0.6	–	–	3.6	5,955.4
Net bought/(sold)	(3,324.9)	46.9	70.9	–	(3.0)	(5,306.1)
2001						
Bought position						
Less than one year	61.2	32.9	9.9	25.9	23.6	306.1
One to three years	140.0	–	–	–	–	275.8
Three to six years	50.0	–	–	–	–	98.5
Total	251.2	32.9	9.9	25.9	23.6	680.4
Sold position						
Less than one year	2,660.1	4.6	2.5	–	72.7	5,333.0
One to three years	488.7	–	–	–	–	962.8
Three to six years	50.0	–	–	–	–	98.5
Total	3,198.8	4.6	2.5	–	72.7	6,394.3
Net bought/(sold)	(2,947.6)	28.3	7.4	25.9	(49.1)	(5,713.9)
2002						
Bought position						
Less than one year	95.2	–	7.1	4.9	1.4	197.2
One to three years	155.0	–	–	–	–	273.7
Three to six years	–	–	–	–	–	–
Total	250.2	–	7.1	4.9	1.4	470.9
Sold position						
Less than one year	2,037.8	16.5	2.7	–	0.7	3,650.4
One to three years	389.3	–	–	–	–	687.2
Three to six years	30.0	–	–	–	–	53.0
Total	2 ,457.1	16.5	2.7	–	0.7	4,390.6
Net bought/(sold)	(2,206.9)	(16.5)	4.4	4.9	0.7	(3,919.7)

The Consolidated Entity's main exposure is to the US dollar. The weighted average* buy US dollar sell Australian dollar rate is 0.6786 (2001: 0.6789, 2000: 0.6751).

The weighted average* sell US dollar buy Australian dollar rate is 0.6602 (2001: 0.6706, 2000:0.6789).

* The Consolidated Entity has a number of outstanding foreign exchange option contracts. In calculating the notional value and the average rate for outstanding foreign exchange contracts only those option contracts which would be exercised at the year end rate have been included.

The Consolidated Entity is exposed to foreign exchange risk on unhedged receivables and payables. The Australian dollar equivalent (calculated at year end exchange rates) of unhedged receivables and payables denominated in foreign currencies at reporting date are set out below:

	Consolidated at 30 June		
	2000 (A$m)	2001 (A$m)	2002 (A$m)
Current			
US$ amounts receivable	18.8	46.9	26.4
US$ amounts payable	98.7	123.5	28.6
Argentine peso amounts receivable	–	87.6	34.4
Argentine peso amounts payable	–	12.8	20.9
Other amounts receivable	4.4	5.5	12.5
Other amounts payable	4.0	–	–

The Consolidated Entity's cashflow and profit are exposed to foreign exchange risk on the foreign currency borrowings held by the Parent Entity and certain Australian controlled entities. Exchange differences arising on foreign currency borrowings are brought to account in the Statement of financial performance in the period in which they arise. These exchange differences are then transferred in the consolidated financial statements to the foreign currency translation reserve to the extent to which the foreign debt is hedged naturally by the net assets (adjusted for group balances) of self-sustaining overseas controlled entities.

(c) Commodity price risk

The Consolidated Entity enters into forward and option contracts to hedge commodity prices on a proportion of contracted and expected future sales transactions in order to protect expected sales revenues against volatility of commodity prices. The objective is to achieve a balance between creating certainty of future cashflows and participating in beneficial commodity price movements. The expected future sales are forecast in light of current commodity market conditions, commitments from customers and expected mine production and sales.

Contracts, other than those relating to gold, are normally settled other than by physical delivery of the underlying commodity and hence are classified as financial instruments.

The average price and quantity by maturity for precious metals contracts outstanding at the reporting date are set out in the table below.

The commodities hedged by the Consolidated Entity are normally sold direct to customers on an average price basis. As a consequence, it is sometimes necessary to purchase the commodities on an average basis using a financial instrument when commodity price hedging is undertaken.

	A$ Forward Sale of Gold		US$ Forward Sale of Gold		US$ Gold Collars	
	Ounces	A$ Price	Ounces	US$ Price	Ounces	US$ Price
2001						
2001/02	56,202	568	234,532	340	8,560	333 – 370
2002/03	58,362	568	161,000	350	8 560	333 – 370
2003/04	79,566	568	116,000	354	6,660	333 – 370
2004/05	68,010	568	56,000	354		
2005/06	30,858	568				
2002						
2002/03	63,040	568	195,002	346	8,560	333 – 370
2003/04	79,566	568	166,664	347	6,660	333 – 370
2004/05	68,010	568	80,000	350		
2005/06	30,858	568	52,664	352		
2006/07	117,000	704				
2007/08	120,000	721				
2008/09	67,200	720				

• For the majority of contracts a floating lease rate of 1.5% has been used.

This information was not disclosed in the financial statements for the year ended 30 June 2000.

(d) Credit risk

The Consolidated Entity and certain of its controlled entities are exposed to credit risk from the possibility of counterparties failing to perform their obligations.

(i) Financial assets and liabilities

The credit risk exposure on financial assets, excluding investments, of the Consolidated Entity which have been recognised on the Statement of financial position, is the carrying amount, net of any provision for doubtful debts.

Credit risk due to debtor exposure is minimised by requiring debtors to meet minimum internal credit requirements. This risk is further minimised by undertaking transactions with a large number of counterparties in various countries. Credit risk due to financial intermediary exposure is minimised by only dealing with intermediaries who have an acceptable credit rating as determined by a recognised rating agency.

The Consolidated Entity is not materially exposed to any individual overseas country, customer or financial intermediary.

(ii) Derivative financial instruments

Credit risk exposure on derivative contracts is minimised, as counterparties are recognised financial intermediaries with acceptable credit ratings as determined by a recognised rating agency.

The maximum credit risk exposure on interest rate swap contracts is limited to the present value of the expected future cashflows to be received from counterparties on contracts that are favourable to the Consolidated Entity. The amount of the exposure at reporting date is nil (2001: A$0.8 million, 2000: A$10.1 million).

The maximum credit risk exposure on foreign currency contracts is the difference between the current market rates at reporting date and the contracted rates for contracts which are in the Consolidated Entity's favour. The amount of the exposure at reporting date is A$46.5 million (2001: A$0.6 million, 2000: A$12.0 million).

The maximum credit risk exposure on commodity contracts is the difference between the current market prices at reporting date and the contracted prices which are in the Consolidated Entity's favour. The amount of the exposure at reporting date is A$24.9 million (2001: A$90.5 million, 2000: A$47.7 million).

The maximum credit risk exposure on debt hedging contracts is the difference between the current market prices at reporting date and the contracted prices which are in the Consolidated Entity's favour. The amount of the exposure at reporting date is A$7.1 million (2001: nil).

(e) Net fair values of financial assets and liabilities

(i) Valuation of financial assets and liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities approximates their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cashflows by the current interest rates for assets and liabilities with similar risk profiles. The fair values and carrying amounts of fixed rate instruments as at reporting date are presented in the table below. The net fair values of all other current and non-current financial assets and liabilities as at the reporting date are not materially different to their carrying amounts.

	At 30 June 2001 (A$m)		At 30 June 2002 (A$m)	
	Carrying Amount	Net Fair Value	Carrying Amount	Net Fair Value
Fixed rate US$ corporate debt	753.7	756.7	632.7	665.9
Fixed rate US$ project debt	179.3	184.4	137.7	146.8

This information was not disclosed in the financial statements for the year ended 30 June 2000.

Listed investments have been valued by reference to market prices prevailing at reporting date. For unlisted investments the net fair value is an assessment by the directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment.

None of the classes of financial assets and liabilities are readily traded on organised markets in standardised form.

(ii) Valuation of derivative financial instruments

The net fair value for interest rate swap contracts is taken to be the present value of the expected future cashflows as at reporting date.

The net fair value for foreign exchange forward and option contracts is taken to be the unrealised gain or loss recognised at reporting date calculated by reference to the current market rates for contracts with similar maturity profiles.

The net fair value for commodity contracts is taken to be the unrealised gain or loss recognised at reporting date calculated by reference to the current market prices for contracts with similar maturity profiles.

The carrying value of all derivative contracts are contained in notes 9, 15, 20 and 24.

Recognised and unrecognised financial instruments

The net fair values of financial instruments as at reporting date are:

	At 30 June 2000 (A$m)		At 30 June 2001 (A$m)		At 30 June 2002 (A$m)	
	Recognised	Unrecognised	Recognised	Unrecognised	Recognised	Unrecognised
Foreign exchange forward and option contracts						
Deferred hedging gains						
– Current		6.2	–	0.5	–	22.3
– Non-current		5.8	–	0.1	–	24.1
Deferred hedging (losses)						
– Current		(484.4)	(36.5)	(1,260.7)	(25.0)	(634.8)
– Non-current		(153.3)	(87.8)	(190.7)	(48.2)	(25.8)
Deferred hedging gains/(losses)						
– Current		(478.2)	(36.5)	(1,260.2)	(25.0)	(612.5)
– Non-current		(147.5)	(87.8)	(190.6)	(48.2)	(1.7)
Total		(625.7)	(124.3)	(1,450.8)	(73.2)	(614.2)
Interest rate swaps						
Deferred hedging gains						
– Current		1.1		–		–
– Non-current		9.0		0.8		–
Deferred hedging (losses)						
– Current		–		(5.2)		(20.0)
– Non-current		–		(20.8)		(4.5)
Deferred hedging gains/(losses)						
– Current		1.1		(5.2)		(20.0)
– Non-current		9.0		(20.0)		(4.5)
Total		10.1		(25.2)		(24.5)

The information relating to recognised net fair values was not disclosed in the financial statements for the year ended 30 June 2000.

	At 30 June 2000 (A$m)		At 30 June 2001 (A$m)		At 30 June 2002 (A$m)	
	Recognised	Unrecognised	Recognised	Unrecognised	Recognised	Unrecognised
Commodity contracts						
Deferred hedging gains						
– Current		30.4		40.5		10.8
– Non-current		17.3		50.0		11.1
Deferred hedging (losses)						
– Current		(4.5)		(15.5)		(12.7)
– Non-current		(4.1)		(30.3)		(19.6)
Deferred hedging gains/(losses)						
– Current		25.9		25.0		(1.9)
– Non-current		13.2		19.7		(8.5)
Total		39.1		44.7		(10.4)

(iii) Valuation of contingent liabilities

The Parent Entity and certain controlled entities have potential financial liabilities that may arise from certain contingencies disclosed in note 31.

	Consolidated		
33. Commitments for Expenditure	2000 (A$m)	2001 (A$m)	2002 (A$m)
(a) Capital expenditure contracted for and payable			
Contracts for purchase of assets comprising development and mine properties, and property, plant and equipment payments:			
Not later than one year	99.7	90.9	84.9
Later than one year but not later than five years	0.8	–	2.4
Total	100.5	90.9	87.3

The consolidated total includes A$46.3 million (2001: A$59.9 million, 2000: A$4.5 million) in respect of joint ventures.

	2000 (A$m)	2001 (A$m)	2002 (A$m)
(b) Exploration tenement leases			
In order to maintain current rights of tenure to exploration tenements, the Consolidated Entity is required to outlay lease rentals and meet the minimum expenditure requirements of the relevant Mines Departments/Authorities. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and are payable:			
Due not later than one year	7.5	5.9	4.8
Total	7.5	5.9	4.8
(c) Lease commitments			
Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:			
Due not later than one year	22.9	36.3	37.8
Due later than one year but not later than five years	67.1	82.5	88.7
Due later than five years	24.6	11.8	45.7
Total	114.6	130.6	172.2
Representing:			
Cancellable operating leases	–	0.1	0.3
Non-cancellable operating leases	114.6	130.5	171.9
Total	114.6	130.6	172.2
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:			
Due not later than one year	22.9	36.2	37.5
Due later than one year but not later than five years	67.1	82.5	88.7
Due later than five years	24.6	11.8	45.7
Total	114.6	130.5	171.9
(d) Other commitments			
Due not later than one year	133.7	165.7	245.1
Due later than one year but not later than five years	530.4	606.9	702.0
Due later than five years	728.6	869.2	633.1
Total	1,392.7	1,641.8	1,580.2

Other commitments relate primarily to electricity, natural gas, water, rail and port agreements. The above commitments exclude GST.

34. Interests in Joint Ventures

(a) Material interests in joint venture operations held by related entities:

Joint Venture	Principal Activity	Percentage Interest 2000 (%)	2001 (%)	2002 (%)
Newlands-Collinsville-Abbot Point, Qld	Coal mining	75.0	75.0	75.0
Oaky Creek, Qld	Coal mining	75.0	75.0	75.0
McArthur River, NT	Lead-Zinc mining	70.0	70.0	75.0
Nolans, Qld	Operation of a CIP Gold processing plant	50.1	50.1	50.1

(b) The Consolidated Entity's share of assets employed in material joint venture operations:

	Consolidated 2000 (A$m)	2001 (A$m)	2002 (A$m)
Current Assets			
Cash assets	42.2	36.8	10.0
Receivables	40.6	85.2	95.4
Inventories	57.4	39.7	65.6
Other	48.8	57.4	72.2
Total Current Assets	189.0	219.1	243.2
Non-current Assets			
Mining property, plant and equipment	654.2	656.5	647.2
Other	39.0	33.6	42.1
Total Non-current Assets	693.2	690.1	689.3
Total Assets	882.2	909.2	932.5

(c) Contingent liabilities and capital expenditure commitments relating to joint ventures are included in notes 31 and 33.

35. Remuneration of Auditors	Consolidated 2000 (A$m)	2001 (A$m)	2002 (A$m)
PricewaterhouseCoopers Australian firm			
Audit or review of the financial reports of the entity or any entity in the Consolidated Entity	0.944	0.982	0.937
Other audit related work	0.588	0.165	0.332
Other assurance services	–	0.015	0.033
Total audit and other assurance services	1.532	1.162	1.302
Taxation	–	0.120	0.120
Advisory services	–	0.044	0.261
PwC Consulting	–	0.479	0.695
Total remuneration	1.532	1.805	2.378
Related practices of PricewaterhouseCoopers Australian firm (including overseas PricewaterhouseCoopers firms)			
Audit or review of the financial reports of the entity or any entity in the Consolidated Entity	1.431	0.567	0.508
Other audit related work	0.022	0.010	0.004
Other assurance services	–	–	0.018
Total audit and other assurance services	1.453	0.577	0.530
Taxation	–	0.508	0.397
Advisory services	–	–	0.005
PwC Consulting	–	–	–
Total remuneration	1.453	1.085	0.932

36. Remuneration of Directors	Directors of Entities in the Consolidated Entity 2000 (A$m)	2001 (A$m)	2002 (A$m)
(a) Fees paid or payable or otherwise made available to directors not engaged in the full-time employment of the Parent Entity or related entities:			
Parent Entity and related entities	0.651	0.997	0.616
(b) Salaries, other remuneration and other amounts paid or payable or otherwise made available to executive directors and directors of entities in the Consolidated Entity	4.368	7.985	6.936

	Directors 2000 (No.)	2001 (No.)	2002 (No.)
(c) Number of directors (including executive directors of the Parent Entity) whose remuneration was within the following bands:			
A$60,000 – A$69,999	1	–	–
A$70,000 – A$79,999	4	1	1
A$80,000 – A$89,999	1	4	4
A$190,000 – A$199,999	1	–	–
A$200,000 – A$209,999	–	1	1
A$380,000 – A$389,999	–	*1	–
A$670,000 – A$679,999	1	–	–
A$830,000 – A$839,999	–	1	–
A$990,000 – A$999,999	1	–	–
A$1,220,000 – A$1,229,999	–	–	1
A$3,560,000 – A$3,569,999	–	*1	–

* Includes amounts paid on retirement

(d) The directors who have held office during the three years are:
J F Astbury, J Crabb, M A Eager, V P Gauci, K D MacDonald, C R Stubbs, L E Tutt, E D Cameron (retired 1 July 2000) and N W Stump (retired 31 March 2001).

37. Remuneration of Executive Officers	Consolidated 2000 (A$m)	2001 (A$m)	2002 (A$m)
(a) Aggregate of income received or due and receivable by Australian based executives (including executive directors) whose remuneration exceeds A$100,000	11.429	13.891	15.764
Cost to the Consolidated Entity of benefits set aside under the Executive Share Incentive Plan	2.710	2.487	0.497
	14.139	16.378	16.261

(b) The number of Australian based executive officers whose income exceeded A$100,000 is shown in the following bands:

	Consolidated 2000 (no.)	2001 (no.)	2002 (no.)		Consolidated 2000 (no.)	2001 (no.)	2002 (no.)
A$120,000 – A$129,999	–	1	–	A$360,000 – A$369,999	1	–	–
A$140,000 – A$149,999	1	1	–	A$380,000 – A$399,999	1	–	–
A$150,000 – A$159,999	1	–	–	A$390,000 – A$399,999	–	1	–
A$160,000 – A$169,999	1	2	–	A$410,000 – A$419,999	–	1	–
A$170,000 – A$179,999	1	3	1	A$420,000 – A$429,999	1	–	*1
A$180,000 – A$189,999	8	4	2	A$430,000 – A$439,999	–	1	–
A$190,000 – A$199,999	3	5	3	A$450,000 – A$459,999	–	–	*1
A$200,000 – A$209,999	2	1	3	A$460,000 – A$469,999	–	1	–
A$210,000 – A$219,999	4	3	4	A$500,000 – A$509,999	–	–	1
A$220,000 – A$229,999	1	2	*6	A$520,000 – A$529,999	1	1	–
A$230,000 – A$239,999	1	1	5	A$570,000 – A$579,999	–	–	1
A$240,000 – A$249,999	1	1	–	A$590,000 – A$599,999	–	–	1
A$250,000 – A$259,999	*1	–	3	A$640,000 – A$649,999	–	–	*1
A$260,000 – A$269,999	–	*2	3	A$670,000 – A$679,999	1	–	–
A$270,000 – A$279,999	–	1	–	A$700,000 – A$709,999	*1	–	1
A$280,000 – A$289,999	*2	1	1	A$710,000 – A$719,999	–	–	1
A$290,000 – A$299,999	–	–	1	A$830,000 – A$839,999	–	1	–
A$300,000 – A$309,999	–	1	*3	A$920,000 – A$929,999	*1	–	–
A$310,000 – A$319,999	1	–	–	A$990,000 – A$999,999	1	–	*1
A$320,000 – A$329,999	2	*1	1	A$1,220,000 – A$1,229,999	–	–	1
A$330,000 – A$339,999	–	1	–	A$3,560,000 – A$3,569,999	–	*1	–
A$340,000 – A$349,999	–	1	–				

* Includes amounts paid on retirement

Shares allocated but unvested under the Executive Share Incentive Plan (ESIP) are excluded from amounts disclosed for remuneration of executive officers in the bandings above. Upon vesting, shares under the ESIP are included in the bandings above based on the share price on the date the shares vest.

Information on the ESIP is provided at note 39.

38. Related Parties	Consolidated 2000 (A$)	2001 (A$)	2002 (A$)
(a) Loans			
No loans were made or were outstanding during the three financial years to 30 June 2002 to directors of MIM Holdings Limited. Loans are made to employees under the terms of the employee share scheme as approved at the May 1987 Extraordinary General Meeting. The loans are interest free, repayable over a maximum period of six years and trading is restricted in shares issued as security for the amount of the loans outstanding.			
Non-current loans outstanding to executives who are directors or alternate directors of controlled entities (R D Kelsey, M S Moor, D M O'Toole and R D M Wilson).	15,425	3,460	871
Aggregate amount of repayments	18,533	11,965	2,589

(b) Share transactions
Where directors are shareholders in MIM Holdings Limited transactions include the receipt of dividends. These transactions were conducted on a commercial basis on terms and conditions the same as those available to all other shareholders.

The aggregate number of shares in MIM Holdings Limited acquired by directors or their director-related entities pursuant to its Dividend Reinvestment Plan was nil shares (2001: 8,120 shares, 2000: 8,834 shares).

The aggregate number of shares held directly, indirectly or beneficially by directors or their director-related entities at reporting date in MIM Holdings Limited was 1,843,799 (2001: 1,217,972, 2000: 1,231,935). This figure includes those shares held in the Executive Share Incentive Plan for relevant executives (2002: 1,184,735 shares, 2001: 768,908 shares, 2000: 658,019 shares); the entitlement to those shares has not vested.

Other than transactions arising from the Executive Share Incentive Plan, the above transactions were conducted on terms and conditions no more favourable than those offered to other shareholders of MIM Holdings Limited.

(c) Other transactions with directors and director-related entities
During the three years ended 30 June 2002 the Consolidated Entity has engaged in various transactions with directors and director-related entities as described below, all in the ordinary course of business and on normal terms and conditions.

	Consolidated		
	2000 (A$)	2001 (A$)	2002 (A$)
Fees paid or payable for legal services rendered to the Consolidated Entity in the normal course of business by the Australian legal firm, Allens Arthur Robinson, of which a director of the Parent Entity, K D MacDonald is a Partner. The wife of K D MacDonald is a senior executive of the Parent Entity, on terms and conditions no more favourable than those provided to other executives of the Consolidated Entity.	846,969	1,215,065	2,083,367
Amounts paid or payable for engine services rendered to the Consolidated Entity in the normal course of business by the Australian company, Detroit Diesel – Allison Australia Pty Ltd, of which a director of the Parent Entity, L E Tutt resigned as Chairman on 28 September 2001.	45,629	106,541	189,585
Amounts paid or payable for purchase of cable consumables by the Consolidated Entity in the normal course of business to the Australian company, Pirelli Cables Australia Limited (formerly known as Pirelli Telecom Cables and Systems Australia Limited), of which a director of the Parent Entity, L E Tutt is Chairman.	383,402	100,209	5,566
Amounts paid or payable for copper rod to the Consolidated Entity in the normal course of business by the Australian company, Pirelli Telecom Cables and Systems Australia Limited, of which a director of the Parent Entity, L E Tutt is Chairman.	19,267,586	–	–
Amounts paid or payable for purchase of cables by the Consolidated Entity in the normal course of business to the Australian company, Pirelli Power Cables Australia Limited, of which a director of the Parent Entity, L E Tutt is Chairman	–	–	16,491
Amounts paid or payable for secondary metals to the Consolidated Entity in the normal course of business by the Australian company, Simsmetal Limited, of which a director of the Parent Entity, J Crabb resigned as Managing Director and Chief Executive Officer on 28 February 2002.	334,321	253,959	314,426
Amounts paid or payable for mining consumables by the Consolidated Entity in the normal course of business to the Australian company, Simsmetal Limited, of which a director of the Parent Entity, J Crabb resigned as Managing Director and Chief Executive Officer on 28 February 2002.	32,893	56,273	3,337
Amounts paid for mining consumables by the Consolidated Entity in the normal course of business to the Australian company, Crane Group Limited, of which directors of the Parent Entity, C Stubbs and L E Tutt are Directors.	152	–	2,982
Fees paid or payable for legal services rendered to the Consolidated Entity by the Canadian legal firm, Blake Cassels & Graydon, of which directors of a controlled entity J D A Jackson, S A Murray and J Lloyd are members. The controlled entity was liquidated on 17 May 2002.	4,924	1,889	–
Fees paid or payable for legal services rendered to the Consolidated Entity by the Argentine legal firm, Cardenas, Cassagne & Asociados, of which a director of a controlled entity, L E Lucero is a member.	–	25,547	23,226
Fees paid or payable for administrative services rendered to the Consolidated Entity by the Singapore accounting firm, Alvin Chee & Company, of which A Y C Chee, a former director of a controlled entity, is a member. Mr Chee resigned as a director on 15 September 2000.	6,886	–	–
Fees paid or payable for administrative services rendered to the Consolidated Entity by the Netherlands Antilles company, Curacao International Trust Company N.V., of which Curacao Corporation Company N.V., a director of a controlled entity, is a member.	11,584	–	–
Fees were paid or payable for legal services rendered to the Consolidated Entity by the Argentinian legal firm Urrutigoity Lawyers, of which G Urrutigoity, J Urrutigoity and M Marzari de Elizalde, directors of controlled entities, are Partners.	26,451	–	–

39. Employee Entitlements	Consolidated 2000 (A$m)	2001 (A$m)	2002 (A$m)
(a) Aggregate employee entitlements			
Current	43.5	42.7	42.9
Non-current	48.3	46.9	48.7
	91.8	89.6	91.6

As explained in note 1(o) the amount for long service leave is measured at present value. The following assumptions were adopted in measuring present value:

	Consolidated 2000	2001	2002
Weighted average rates of increase in annual employee entitlements to settlement of the liabilities	3.50%	3.56%	3.60%
Weighted average discount rates	6.54%	7.38%	6.11%
Weighted average terms to settlement of the liabilities	10 years	10 years	10 years

(b) Employee share scheme
In 1999, the Parent Entity established an employee share scheme under which the Consolidated Entity employees who have completed at least one year's service may acquire shares in the Parent Entity. The frequency of offers to employees and the number of shares that may be applied for is limited by the Australian government to A$1,000 worth of shares per annum purchased at quarterly intervals (A$250 per quarter).

Participation in the scheme is optional, however, employees may not accept only part of the offer. The cost of the shares is taken out of the employees' wages before PAYG tax.

The shares are purchased on the market by the administrator of the scheme on the employee's behalf on the first day of each quarter. Employees are restricted from trading these shares until either a time period of three years has elapsed from the time of purchase, or employment with the Consolidated Entity has been terminated.

In prior years, employees of the Consolidated Entity (subject to certain service requirements) were invited to acquire shares in the Parent Entity by way of cash investment (with or without the assistance of an interest free loan over a term of six years). All shares rank equally in every respect with the existing fully paid shares of the Parent Entity and participate in dividends subsequently declared, but, if a loan has been taken out to pay for the shares, the dividend is applied to repaying the loan.

(c) Superannuation

The Parent Entity and its controlled entities participate in three superannuation plans which have been established and sponsored by the Consolidated Entity. The plans provide benefits either on a defined benefit or cash accumulation basis for employees or their dependants on retirement, resignation, total and permanent disablement or death. Details of the plans of the Consolidated Entity as at 30 June 2002 are as follows:

Name of Plan	Principal type of Benefit	Basis of Contributions	Consolidated Entity's Legal Obligation to Contribute	Latest Actuarial Assessment
MIM Superannuation Plan	Accumulation and defined benefits*	Percentage of members' salary	Legally enforceable as long as entity continues to participate.	Effective 1 July 2001 carried out by D Watson, BSc (Hons) FIA
Britannia Refined Metals Retirement Plan	Defined benefits (pension)	Percentage of members' salary for members and entity	Legally enforceable as long as entity continues to participate. Funding of the value of vested benefits, assessed on a statutory basis, is legally enforceable on plan termination or when the entity ceases to participate.	5 April 2000 carried out by R J Charles FIA
Britannia Zinc Retirement Plan	Defined benefits (pension)	Percentage of members' salary for members and entity	Legally enforceable as long as entity continues to participate. Funding of the value of vested benefits, assessed on a statutory basis, is legally enforceable on plan termination or when the entity ceases to participate	5 April 2000 carried out by R J Charles FIA.

An interim actuarial assessment of the combined financial position of the Britannia Refined Metals and Britannia Zinc Retirement Plans has been made as at 30 June 2002. The assessment indicates a shortfall in the order of £7 million of fund assets available for payment of accrued benefits resulting from the significant decline in the global equities markets since 30 June 2001. This assessment does not represent a formal actuarial valuation of the plans. (Refer also to note 31(b)).

Except for the Britannia Refined Metals and Britannia Zinc Retirement Plans, funds are available to satisfy all benefits that would have vested under each plan in the event of termination of the plan and termination of each employee whether the termination is voluntary or compulsory. There was an estimated shortfall in the order of £3 million in relation to vested benefits of the Britannia Zinc and Britannia Refined Metals Retirement Plans as at 30 June 2002.

* 1.8% (2001: 2.5%, 2000: 3%) of the members of the MIM Superannuation Plan have retirement benefits which are calculated on a defined benefits basis.

	Consolidated		
	2000 (A$m)	2001 (A$m)	2002 (A$m)
The accrued benefits of employees, net market value of fund assets held to meet future benefit payments and vested benefits of each fund are as follows:			
Aggregate			
Present value of accrued benefits	352.9	422.4	468.2
Net market value of fund assets	420.7	511.7	511.3
Net market value of fund assets over present value of accrued benefits	67.8	89.3	43.1
Employer contributions to the Fund	5.7	7.0	24.6
Vested benefits	316.2	402.2	454.0

The present value of accrued benefits represents a notional amount that is built up in the plans for each member. It does not imply that the members have any claim on any surplus or the Consolidated Entity is liable to pay any deficit. Neither deficits nor surpluses are recognised in the financial statements of the Consolidated Entity.

Vested benefits are benefits which are not conditional upon continued membership of the fund (or any factor other than resignation from the fund) and include benefits which members were entitled to receive had they terminated their fund membership as at the reporting date.

There are no funds specific to the Parent Entity.

	Consolidated		
	2000 (A$m)	2001 (A$m)	2002 (A$m)
(i) MIM Superannuation Plan			
Present value of accrued benefits	251.8	251.8	296.2
Net market value of fund assets	312.5	312.5	310.6
Net market value of fund assets over present value of accrued benefits	60.7	60.7	14.4
Employer contributions to the Fund	1.1	1.5	19.7
Vested benefits	244.2	244.2	294.9

The above amounts are based on actuarial reports as at 1 July 2001 (2001: 1 April 1999), or in the case of employer contributions they relate to the relevant year.

	Consolidated		
	2000 (A$m)	2001 (A$m)	2002 (A$m)
(ii) Britannia Refined Metals Retirement Plan			
Present value of accrued benefits	57.4	88.3	89.0
Net market value of fund assets	60.9	106.1	106.9
Net market value of fund assets over present value of accrued benefits	3.5	17.8	17.9
Employer contributions to the Fund	2.6	3.3	2.6
Vested benefits	43.7	85.0	85.6

The above amounts are based on an actuarial report as at 5 April 2000, or in the case of employer contributions they relate to the relevant year. Movements in exchange rates impact balances disclosed.

	Consolidated		
	2000 (A$m)	2001 (A$m)	2002 (A$m)
(iii) Britannia Zinc Retirement Plan			
Present value of accrued benefits	43.7	82.3	83.0
Net market value of fund assets	47.3	93.1	93.8
Net market value of fund assets over present value of accrued benefits	3.6	10.8	10.8
Employer contributions to the Fund	2.0	2.2	2.3
Vested benefits	28.3	73.0	73.5

The above amounts are based on an actuarial report as at 5 April 2000, or in the case of employer contributions they relate to the relevant year. Movements in exchange rates impact balances disclosed.

In addition to participation in the superannuation plans established by the Consolidated Entity, a number of the Parent Entity's controlled entities participate in industry based and other superannuation plans. These plans are lump sum accumulation plans. They provide for entity contributions which are enforceable as long as the entities are parties to the respective plans.

(d) Executive share incentive plan

The Parent Entity has established a performance based executive share incentive plan for senior executives of the Consolidated Entity, under which those executives may earn up to a percentage (either 12.5 or 37.5 % depending on position) of their remuneration package in the form of shares in the Parent Entity. Other than in limited circumstances (such as the death of a participating executive), shares are earned under the plan only if the Parent Entity's performance in terms of returns to shareholders (share price movement plus dividends) exceeds a performance hurdle over a performance period usually of 3 years. Generally no shares will be earned unless the Parent Entity's returns to shareholders are at least equal to those of the company which is at the median of shareholder returns of a comparative peer group of companies and the maximum number of shares will only be earned if the Parent Entity's returns to shareholders are in the top 20% of

those of the comparative group. At 30 June 2002 the number of senior executives participating in the executive share incentive plan was 36 (2001: 34, 2000: 33).

The shares are purchased on market and held by a trustee while subject to the performance hurdle. Participating executives do not enjoy the economic benefits of unvested shares allocated to them.

The maximum share allocation for each executive for the three year performance period commencing 1 July 2001 (2001: 1 July 2000) was determined by multiplying each executive's remuneration package by the applicable percentage and dividing the product by the volume weighted average price of sales of shares in the Parent Entity on the Australian Stock Exchange in the five trading days prior to 1 July 2001 (2001: 1 July 2000, 2000: 1 July 1999).

The first performance period under the executive share incentive plan commenced on 1 July 1999 and concluded on 30 June 2002. As at 30 June 2002, the Parent Entity's total shareholder return for that performance period was at the 57th percentile relative to the comparative peer group. In accordance with the rules of the plan, 68.75% of the allocated shares for the first performance period vest to the remaining participants. The number of shares vested to these remaining participants was 768,590.

During the year ended 30 June 2002 a total of 438,000 shares (2001: 2,511,848, 2000: 2,053,054) were acquired at an average cost of A$1.135 (2001: A$0.99, 2000: A$1.32).

40. Segment Reporting

Business segments

The Consolidated Entity is organised on a global basis into the following business units by product:

Copper

MIM's copper operations comprise mining and smelting of copper at Mount Isa, refining at Townsville, copper and gold mining at Ernest Henry for smelting and refining at Mount Isa and Townsville, and copper and gold mining at Alumbrera (MIM 50%) in Argentina.

Coal

MIM's coal operations comprise mining of coking coal at Oaky Creek, steaming coal at Newlands and steaming and coking coal at Collinsville (all MIM 75%), coal shipping from Abbot Point and Dalrymple Bay coal ports and coke production at Bowen Coke.

Zinc-Lead-Silver

MIM's zinc-lead-silver operations comprise lead, zinc and silver mining and lead-silver smelting at Mount Isa, refining of lead and silver at Northfleet in the UK, lead, zinc and silver mining at McArthur River (MIM 75% (2001: 70%)) in the Northern Territory, lead and zinc smelting and zinc refining at Avonmouth in the UK and Duisburg in Germany and lead recycling at Wakefield in the UK.

Gold

MIM's gold operations comprise gold mining at Sarsfield.

Geographical segments

Australia

The home country of the Parent Entity as well as the majority of operating assets, which includes interests in eight mines.

Europe

Comprises the lead-silver refining operation at Northfleet in the United Kingdom, the lead and zinc smelting and zinc refining operations at Avonmouth in the United Kingdom and Duisburg in Germany, and lead recycling at Wakefield in the United Kingdom.

South America

The South American operations are focused on the copper-gold mine at Alumbrera in Argentina.

Asia

The locations of the majority of the mines that are owned by the group make Asia a cost competitive market for the sale of products.

Segment accounting policy

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee entitlements and provisions for rehabilitation. Segment assets and liabilities do not include income taxes.

Segment revenues, expenses and results include transactions between segments. Inter segment transactions are priced on an 'arm's length' basis and are eliminated on consolidation.

Segmental Reporting for 2000

Statement of Operations of Industry and Geographical segments

	Sales and Other Revenue (A$m)	Profit from Ordinary Activities Before Income Tax Expense (A$m)	Total assets (A$m)
Industry			
Metals	2,664.7	250.5	5439.7
Coal	620.7	92.9	681.9
Gold	38.0	5.7	23.9
Other	44.1	18.9	682.4
Investments	2.8	0.4	0.1
	3,370.3	368.4	6828.0
Net borrowing costs	9.8	(161.4)	–
Exchange losses	–	(2.0)	–
Corporate expenses / assets	–	(0.4)	12.4
Consolidated	3,380.1	204.6	6,840.4
Geographical Area			
Australia	2,115.6	222.5	3,800.9
Europe	492.4	11.6	517.1
North America	–	0.4	0.5
South America	749.2	133.7	2,499.5
Other	10.3	(0.2)	9.9
Investments	2.8	0.4	0.1
	3,370.3	368.4	6828.0
Net borrowing costs	9.8	(161.4)	–
Exchange losses	–	(2.0)	–
Corporate expenses / assets	–	(0.4)	12.4
Consolidated	3,380.1	204.6	6,840.4

In the year to 30 June 2000, the Consolidated Entity operates almost exclusively in the mining and mineral processing industry producing coal and metals in various forms for sale domestically and overseas. Parent Entity cash and investments are not included in metals, coal or gold segments. The geographical segment sales relate to the source of the activity and not to the source of the funds. Sales and Other Revenue are shown net of intersegment transactions. The only material intersegment transactions were in Europe for: A$27.5 million. Intersegment pricing is based on market values.

Financial Information on MIM – Comparative table for the years ended 30 June 2000, 2001 and 2002

2001 – Primary reporting – Business segments	Copper (A$m)	Coal (A$m)	Lead-Zinc (A$m)	Gold (A$m)	Unallocated (A$m)	Eliminations (A$m)	Consolidated (A$m)
External sales	1,875.7	805.0	1,114.6	31.4	(29.7)	–	3,797.0
Intersegment sales	–	9.2	57.0	–	–	(66.2)	–
Other revenue	2.6	5.7	22.6	–	8.0	–	38.9
Total revenue	1,878.3	819.9	1,194.2	31.4	(21.7)	(66.2)	3,835.9
Segment result							
Profit from ordinary activities before tax	406.8	249.4	23.5	7.7	(532.5)	(18.4)	136.5
Income tax expense/(revenue)							4.8
Profit from ordinary activities after tax							131.7
Segment assets	4,855.9	730.3	1,017.0	27.6	190.7	(99.2)	6,722.3
Segment liabilities	505.1	98.4	188.7	15.9	3,114.5	(110.8)	3,811.8
Acquisitions of property, plant and equipment, intangibles and other non-current assets	151.2	53.3	142.3	4.5	66.0	–	417.3
Depreciation and amortisation expense	367.5	53.8	71.5	1.3	35.8	–	529.9
Other non-cash expenses	45.2	125.1	114.7	1.4	38.3	–	324.7

2002 – Primary reporting – Business segments	Copper (A$m)	Coal (A$m)	Lead-Zinc (A$m)	Gold (A$m)	Unallocated (A$m)	Eliminations (A$m)	Consolidated (A$m)
External sales	1,966.3	1,098.0	1,033.9	29.3	(116.2)	–	4,011.3
Intersegment sales	–	2.0	71.4	–	–	(73.4)	–
Other revenue	3.8	2.5	14.6	0.1	11.1	–	32.1
Total revenue	1,970.1	1,102.5	1,119.9	29.4	(105.1)	(73.4)	4,043.4
Segment result							
Profit from ordinary activities before tax	407.2	420.5	(164.9)	(6.2)	(529.5)	(12.5)	114.6
Income tax expense/(revenue)							(124.7)
Profit from ordinary activities after tax							239.3
Segment assets	4,251.2	771.2	908.8	76.8	397.9	(88.2)	6,317.7
Segment liabilities	354.7	124.6	178.2	18.2	2,440.2	(48.5)	3,067.4
Acquisitions of property, plant and equipment, intangibles and other non-current assets	113.7	50.2	110.3	36.8	37.6	–	348.6
Depreciation and amortisation expense	390.8	48.7	67.6	1.4	35.8	–	544.3
Other non-cash expenses	51.8	33.3	149.3	2.4	39.5	–	276.3

2001 and 2002 – Secondary reporting – Geographical segments	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant and equipment, intangibles and other non-current assets	
	2001 (A$m)	2002 (A$m)	2001 (A$m)	2002 (A$m)	2001 (A$m)	2002 (A$m)
Australia	444.5	324.5	3,374.1	3,519.3	347.2	236.8
Europe	1,391.6	1,643.6	454.4	317.3	36.7	54.0
South America	45.7	68.7	2,877.2	2,468.3	33.4	57.8
Asia	1,647.5	1,930.1	16.1	12.5	–	–
Other	267.7	44.4	0.5	0.3	–	–
Total	3,797.0	4,011.3	6,722.3	6,317.7	417.3	348.6

41. Reconciliation of Profit from Ordinary Activities after Income Tax Expense to Net Cash Provided/(Used) by Operating Activities	Consolidated 2000 (A$m)	2001 (A$m)	2002 (A$m)
Profit from ordinary activities after related income tax expense	184.2	131.7	239.3
Depreciation/amortisation	454.5	529.9	544.3
Provision for doubtful debts	(0.8)	(1.0)	(1.8)
(Profit)/loss on sale of plant and equipment/investments	(2.7)	1.9	2.3
Write-down of non-current assets	–	86.7	115.8
Exploration and evaluation	29.3	35.5	29.2
Exchange (gains)/losses	2.0	5.2	40.1
Changes in assets and liabilities:			
– (Increase)/decrease in trade debtors	(56.0)	(10.5)	(88.6)
– (Increase)/decrease in other debtors/prepayments	58.5	(22.7)	(6.5)
– (Increase)/decrease in other assets	(422.7)	(70.3)	(61.2)
– (Increase)/decrease in inventories	(20.4)	(144.2)	(1.4)
– Increase/(decrease) in trade creditors	(10.9)	22.3	37.6
– Increase/(decrease) in other creditors	395.1	27.5	(69.7)
– Increase/(decrease) in other liabilities	148.3	(53.5)	(45.6)
– Increase/(decrease) in income tax	(1.4)	(22.3)	64.0
– Increase/(decrease) in deferred tax liability	33.6	(39.1)	(10.9)
– (Increase)/decrease in deferred tax asset	–	62.0	(178.9)
– Increase/(decrease) in provisions	22.7	8.0	21.5
Net cash provided/(used) by operating activities	813.3	547.1	629.5

42. Non-cash Financing and Investing Activities

Investing activities			
Vendor finance on purchase of interest in Ernest Henry Mining Pty Ltd	–	23.8	–
Vendor finance on sale of interest in Ernest Henry Mining Pty Ltd	–	(23.8)	–
Financing activities			
Dividend Reinvestment Plan share issues	25.8	20.6	–
Borrowings settled on net basis			
– Proceeds	–	189.6	–
– Repayments	–	(189.6)	–

43. Native Title Claims

Uncertainty continues to exist for mining and other industries in relation to the impact of native title. Nationally the process of establishing the existence and content of native title is proceeding slowly. While recognising that uncertainty and that various native title claims have been made over lands, which include all Australian mining operations as well as exploration tenements, the Consolidated Entity does not believe that existing operations will be materially affected by native title.

Financial Information on MIM – Unaudited Interim Results for the six months ended 31 December 2002

1. Introduction

The following are extracted without material adjustment from the Xstrata Circular. This includes:

- the Information Release in respect of the Summary of Financial Results dated 17 February 2003; and
- additional supporting financial information from the Financial Report for the six months ended 31 December 2002 prepared in accordance with the Australian Stock Exchange Listing Rules.

The financial information contained within the Financial Report has been prepared in accordance with Accounting Standards, other mandatory professional reporting requirements and Corporations Regulations in Australia. PricewaterhouseCoopers has issued a review report dated 17 February 2003 under the Corporations Act 2001 of Australia in relation to the Financial Report. This review report states that, based on their review, PricewaterhouseCoopers had not become aware of any matter that makes them believe that the Financial Report is not in accordance with:

a) the Corporations Act 2001 in Australia including, giving a true and fair view of the financial position of the MIM Group as at 31 December 2002 and of its performance for the half-year ended on that date; and

b) Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, the Corporations Regulations 2001 and ASX Listing Rules relating to half yearly financial reports.

The following information is presented in Australian dollars.

2. Information Release – Summary of Financial Results for 6 months ending 31 December 2002

Results in brief	6 Months to 31 Dec 2001 Continuing Operations (A$m)	Discontinuing Operations (A$m)	Total (A$m)	6 Months to 31 Dec 2002 Continuing Operations (A$m)	Discontinuing Operations (A$m)	Total (A$m)
Sales revenue						
Consolidated	1,747.5	203.3	1,950.8	1,745.1	176.9	1,922.0
MIM's share	1,519.9	203.3	1,723.2	1,522.0	176.9	1,698.9
Earnings before interest tax and exchange (EBIT)						
Consolidated	181.8	(29.2)	152.6	187.1	(241.8)	(54.7)
MIM's share	150.5	(29.2)	121.3	136.2	(241.8)	(105.6)
Net profit/(loss) after outside equity interests	47.2	(26.2)	21.0	33.2	(238.0)	(204.8)
Earnings per share (cents)			1.2			(10.3)
Dividend per share (cents)			1.25			1.25
Return on shareholders' equity (%)			1.8			(15.0)
Gearing (%) (debt/(debt + tangible net worth) after outside equity interest)			43.5			35.9
Interest cover (MIM's share) (EBITDA/net interest)			4.6			5.4

The financial information contained in this report for the 6 months to 31 December 2002 is unaudited and does not constitute the statutory accounts for MIM Holdings Limited for that period.

In December 2002 MIM sold the MIM Hüttenwerke Duisburg GmbH (MHD) zinc smelting business in Germany and commenced a consultation process with the Britannia Zinc Limited (BZL) workforce in regard to a proposal to close the zinc smelter operation at Avonmouth, UK. Under Australian Accounting Standards, MDH and BZL constitute discontinuing operations and therefore their financial results for the period and associated disposal costs and expected costs for closure have been reported separately. The EBIT and net profit results for discontinuing operations includes A$78.2m loss on sale of the MHD operation and a closure provision of A$113.8m for the BZL operation.

At balance date MIM owned 50% of Minera Alumbrera and, prior to 27 June 2002, 51% of Ernest Henry Mining Pty Ltd. These incorporated joint ventures are consolidated in MIM's audited financial statements, which show 100% of the revenue, costs, assets and liabilities of these operations. To assist comparison with other industry participants (unincorporated structures are commonplace in the Australian mining industry and the form of other MIM joint ventures), certain information is presented here as MIM's share of such revenue, cost, assets and liabilities as if MIM's Alumbrera and (for the 6 months to 31 December 2001) Ernest Henry interests were proportionately consolidated. This information is referred to as "MIM's share".

Main points

- Generally strong operating performances from continuing operations were overshadowed by:
  - Losses in exiting from the European zinc smelters; and
  - Weaker A$ commodity prices
- Net loss of A$204.8m (A$21.0m profit December half 2001) comprised:
  - Profit of A$33.2m from continuing operations; and
  - Loss of A$238.0m from discontinuing European zinc smelter operations comprising loss on Duisburg sale, closure provisions for Avonmouth, and operating losses.
- Copper EBIT up 50% to A$172.4m on strong operating performances at Alumbrera and Ernest Henry
- Coal EBIT down 24% to A$178.2m with increased sales but 25% lower A$ thermal coal price
- Lead-zinc continuing operations EBIT loss of A$38.1m from Mount Isa, McArthur River and Northfleet, impacted by lower prices, lower Mount Isa production and Wakefield closure provision

- A$/US$ currency hedging reduced EBIT by A$99.3m (A$152.3m December half 2001). Mark to market exposure reduced to A$483m at 31 December 2002 (A$1,215m at 31 December 2001, A$615m at 30 June 2002).

Initiatives taken during the half focused on strengthening the operating and financial performances of the Company's continuing operations:

- Exit of Duisburg and proposal to close Avonmouth zinc smelter;
- Coal – Newlands new underground and increased open cut capacity; Rolleston final feasibility;
- Copper – Mount Isa expansion through utilising lead-zinc infrastructure for copper production, and proposed open pit;
- Gold – completed initial development phase at Sarsfield including mill expansion at Ravenswood;
- Zinc – McArthur River zinc metal production feasibility study; and
- Continued extension of Reserves and Resources at core operations (refer separate announcement).

Financial summary

Net loss after outside equity interests of A$204.8m (A$21m profit December half 2001) comprised:

- Net profit of A$33.2m from continuing operations (A$47.2m December half 2001) and a
- Net loss of A$238.0m from discontinuing operations which included:
  - A$78.2m loss from the sale of the Duisburg zinc smelter
  - A$113.8m provision for closure of the Avonmouth zinc smelter
  - A$46.0m operating loss for the European smelters

Total EBIT (MIM's share) loss of A$105.6m (A$121.3m profit December half 2001) reflected the operating losses from the discontinuing European zinc smelter operations, the loss on sale of the Duisburg smelter and the Avonmouth closure provision. MIM's share of EBIT from continuing operations was A$136.2m (A$150.5m December half 2001) with strong performances at Alumbrera and Ernest Henry, and reduced currency hedging losses largely compensating for reduced coal earnings and losses from lead-zinc operations.

MIM's share of total cash flow from operating activities was A$171.4m (A$222.7m December half 2001), impacted by lower thermal coal prices and the net impact of the stronger A$ against the US$. MIM's share of cash flow for continuing operations decreased to A$188.3m (A$240.4m December half 2001). Total free cash flow was negative A$73.9m (positive A$58.9m for December half 2001) after payment of A$68m on completion of the sale of Duisburg and A$14m on exercise of the option over the 49% interest in Ernest Henry that the Company did not own. MIM's share of free cash flow from continuing operations was A$22.5m (A$100.7m December half 2001).

MIM's share of capital expenditure was A$164.6m (A$165.8m December half 2001). Sustaining capital expenditure accounted for A$80.0m. Major project capital of A$51.2m included expenditure on expanded flotation capacity at Mount Isa copper, mill expansions at Alumbrera and Ravenswood, and deferred George Fisher development. Exploration expenditure totalled A$33.4m (A$20.5m December half 2001) including Rolleston feasibility study costs.

MIM's share of total debt at 31 December 2002 was A$1,442m compared with A$1,351m at 30 June 2002 and A$1,807m at 31 December 2001. The marginal increase from 30 June 2002 was due primarily to draw down of debt facilities for the payment associated with the sale of the Duisburg zinc smelter. Gearing (debt/debt + tangible net worth after outside equity interest) was 35.9% at 31 December 2002 (33.5% at 30 June 2002, 43.5% at 31 December 2001).

In September 2002, the Company arranged a three-year, US$350 million syndicated loan facility with its relationship banks to refinance existing debt facilities.

Sales, prices and exchange rate

MIM's share of sales volumes was higher than for the previous December half for coal (up 9%), lead (up 12%), gold (up 4%) and silver (up 3%), and lower for zinc (down 4%). The sales volume of copper, including sales of purchased copper cathode, was similar.

However, sale of MIM Group copper production was down 7% due to lower Mount Isa production and because sales in the previous December half were boosted by inventory drawdowns.

A$ commodity prices received were lower for all of MIM's products except gold. The average A$ exchange rate appreciated 9% against the US$ compared with the previous December half, compounding falls in US$ commodity prices for thermal coal, lead and zinc, and overturning US$ price increases for copper, coking coal and silver. Average prices received in A$ declined for thermal coal (down 25%), lead (down 14%), zinc (down 12%), and were 2% lower for copper, coking coal and silver. Gold was up 2%.

MIM's share of total sales revenue (after currency hedging) of A$1,698.9m was in line with that for the previous December half (A$1,723.2m). Increased revenues from the copper-gold operations including higher revenues from by product gold and increased ownership at Ernest Henry, and lower currency hedging losses largely compensated for the lower revenues from coal and lead-zinc operations.

MIM continued to reduce its total level of A$/US$ currency hedging by progressively delivering into its hedging contract and not reinstating the cover. As scheduled, US$343m was delivered against hedge contracts during the half at an average rate of US$0.63 (US$355m at US$0.63 for December half 2001). The mark to market exposure at 31 December 2002 reduced to A$483m (A$1,215m at 31 December 2001, A$615m at 30 June 2002). Ongoing deliveries into hedging contracts and strengthening of the A$ against the US$ reduced the mark to market at 31 January 2003 to A$327m based on a spot exchange rate of US$0.59.

Copper

Earnings* before interest, tax and exchange Includes by-products	6 months to 31 Dec 2001 (A$m)	6 months to 31 Dec 2002 (A$m)
Mount Isa	83.7	74.8
Ernest Henry[(1)]	5.0	46.7
Alumbrera (50%)	26.5	50.9
Total	115.2	172.4

* Excludes the impact of currency hedging. Commodity hedging is not included in the results for Mount Isa and Ernest Henry. Commodity hedging loss of A$5.5m is included in the December half 2002 result for Alumbrera (A$7.1m gain December half 2001).
[(1)] MIM exercised its option over the unowned 49% share of the Ernest Henry project in June 2002. The prior period result is MIM's then 51% share.

The company benefited from diversity in its copper operations with Mount Isa's lower copper production and sales outweighed by strong performances at Alumbrera and Ernest Henry, where increased MIM ownership was also a factor.

At the operations:

At Mount Isa the 11% EBIT reduction was primarily due to lower Mount Isa mine production and related higher unit costs, and a lower A$ copper price received. These were partly compensated by lower depreciation following Resource and Reserve extension and recognition of the value of copper contained in RHF slag stocks that are now being processed. Actions taken during the half to increase copper output through the utilisation of lead-zinc infrastructure will be reflected in output for the June half 2003.

At Ernest Henry, EBIT (prior period 51% MIM's share) increased primarily as a result of higher production, attributable to mining high grade ore sources and improved metallurgical performance, which led to increased sales of copper and gold in concentrate to Mount Isa and lower unit costs. This performance will not be sustained in the June half 2003 as head grades return to life of mine averages and mining costs increase with longer hauls.

Alumbrera's strong earnings result reflected reduced US$ operating costs, combined with sustained high level of production following the commissioning of the expanded processing facilities. Alumbrera's C1 cash cost for the half was outstanding at US¢4/lb. Gold production, although lower than for the previous half, exceeded expectations due to further improvements in metallurgical recovery from lower grade ores.

Coal

Earnings* before interest, tax and exchange	6 months to 31 Dec 2001 (A$m)	6 months to 31 Dec 2002 (A$m)
Oaky Creek (75%)	120.6	119.6
Newlands, Collinsville, Abbot Point (75%)	113.3	58.6
Total	233.9	178.2

* Excludes the impact of currency hedging

Strong operating performances continued at each of the coal operations. The decline in coal earnings compared with the previous December half was primarily caused by the combined impact of lower US$ thermal coal prices and stronger A$ (A$66m negative impact) partly compensated by net cost-and-volume gain of A$10m.

At the operations:

At Oaky Creek, the EBIT was marginally lower than for the previous December half. Higher sales volumes (up 3%) were largely offset by a lower A$ coking coal price and higher unit costs resulting from an increased proportion of higher cost open cut coal and restricted output from Oaky No. 1.

At NCA, the EBIT was lower than for the previous December half due to the 25% lower A$ price for thermal coal and despite the 17% increase in thermal coal sales, which comprises the bulk of NCA's sales.

Lead-Zinc (continuing operations)

Earnings before interest, tax and exchange	6 months to 31 Dec 2001 (A$m)	6 months to 31 Dec 2002 (A$m)
Mount Isa(1)	8.8	(24.4)
McArthur River (75%)(1)	(3.8)	(6.9)
Northfleet/Wakefield	7.9	(6.8)(2)
Total	12.9	(38.1)

(1) Excludes the impact of currency hedging
(2) Includes A$(11.8)m provision for closure of Wakefield operations.

Currency hedging loss of A$0.2m is included in the Northfleet/Wakefield EBIT result for December half 2002 (no gain/(loss) December half 2001).

At Mount Isa, the EBIT loss resulted from lower A$ prices for zinc (down 9%) and lead (down 24%), lower production and sales and higher unit costs principally due to production constraints as a revised mine plan is implemented at George Fisher.

At McArthur River strong production performances, lower unit costs of production and a 3% increase in zinc in concentrate sales compared with the previous December half could not compensate for the lower A$ prices received.

The loss at Northfleet was due to a A$(11.8)m provision arising from the December 2002 closure of the Wakefield recycling plant.

Lead-Zinc (discontinuing operations)

Earnings before interest, tax and exchange	6 months to 31 Dec 2001 (A$m)	6 months to 31 Dec 2002 (A$m)
Avonmouth	(17.9)	(29.4)[1]
Duisburg	(11.3)	(20.4)[2]
Total	(29.2)	(49.8)[1],[2]

[1] Excludes closure provision for Avonmouth
[2] Excludes loss on sale of Duisburg

Currency hedging losses totalling A$3.3m are included in the operations EBIT result for December half 2001.

At the Avonmouth and Duisburg zinc smelters, the results largely reflect ongoing weakness in the zinc price and stronger £ and euro, together with lower production and sales, and expensing of capital expenditure as incurred.

Sale of the Duisburg zinc smelter was concluded in December 2002. While resulting in a loss after write-offs of A$78.2m, the sale represented a good outcome compared with continued operating losses or closure costs. Also in December, a proposal to close the Avonmouth operation was provided to the trade unions representing the workforce. A provision of A$113.8m to cover the anticipated net cost of closure over three years has been included in the Company's financial result.

Gold

Earnings* before interest, tax and exchange	6 months to 31 Dec 2001 (A$m)	6 months to 31 Dec 2002 (A$m)
Sarsfield	(0.1)	(9.5)

* Includes A$ gold hedging.

The Sarsfield result was below the breakeven point expected for the commissioning phase. This was due to additional costs incurred in the unplanned mining and processing of lower grade, and consequently lower recovery, ore to cover a shortfall in supply of joint venture ore to the Nolan's processing plant, as well as litigation costs.

Looking ahead

If commodity prices and exchange rates remain broadly in line with current levels, the June half 2003 financial result for continuing operations is expected to be significantly better than that of the December half 2002.

The current half will see a continuation of the strategy of improving operations and pursuing capital efficient growth, and diminished currency hedging and European losses. Significant events and improvements anticipated during the June half include:

- A proposal to close the loss making Avonmouth zinc smelter is in the final consultation phase. Closure of Avonmouth would provide the opportunity to streamline the Northfleet operation where the smelter's by-product lead is currently refined. Other markets have been found for McArthur River concentrates supplied by Avonmouth.

- At Mount Isa, increased copper production is anticipated for the June half. A copper ISASMELT rebrick is scheduled for the September quarter (after a record 3-year campaign) although preparations have been made should an earlier rebrick be required. In lead-zinc, progressive implementation of a revised mine plan at George Fisher will allow production rates at George Fisher to be increased to an annualised rate of 2.2 Mtpa by mid calendar 2003, improving unit costs and consequently financial performance.

- Continuing strong cash flow performance from Alumbrera will result in the initial cash returns to the Shareholder companies in the current half-year, as well as continuing accelerated project debt repayments.

- At Ravenswood, the immediate focus is optimising the recently expanded Sarsfield pit and ore beneficiation plant. At the gold processing plant, the recent expansion to around 5 Mtpa, when combined with the planned acquisition of

Haoma's interest in the plant, should treble pre expansion capacity available to MIM. Ravenswood expects to lift FY2004 gold output to 200,000 ozs, with potential for further expansion.

The Company has a pipeline of potential growth projects, which will be prioritised on the basis of their investment returns and scheduled to ensure acceptable shareholder returns.

At the Newlands coal mine, work will continue on the new Northern Underground and acquisition of additional dragline capacity to increase open cut production, while the Greenfield Rolleston thermal coal project is approaching the final approvals stage.

Mount Isa operation will continue feasibility work on early development of open pit mining to lift copper production.

The Environmental Impact Study for the proposed zinc metal plant and mine expansion at McArthur River has commenced. The Project's feasibility study, including pilot plant testing of MIM's Albion Process technology, is due for completion at the end of this calendar year.

In a separate information release, the Company today reported substantial increases to copper, coking coal, thermal coal and lead-zinc Reserves and Resources at most core mining operations and projects. These increases are part of an ongoing programme of Resources and Reserve extension aimed at underpinning the Company's planned expansions and further extending the mine lives.

3. Additional Supporting Information

The following financial information has been extracted from the half-yearly submission to the Australian Stock Exchange and is part of the unaudited interim financial information presented in the Interim Information Release for the six months ending 31 December 2002.

Consolidated profit and loss account	For the half-year ended 31 December 2001 (A$m)	For the half-year ended 31 December 2002 (A$m)
Revenue from ordinary activities	1,970.0	1,948.4
Expenses from ordinary activities	1,814.3	1,997.7
Borrowing costs	110.2	71.6
Profit (loss) from ordinary activities before tax	45.5	(120.9)
Income tax on ordinary activities	24.9	77.0
Profit (loss) from ordinary activities after tax	20.6	(197.9)
Profit (loss) from extraordinary items after tax	–	–
Net profit (loss)	20.6	(197.9)
Net profit (loss) attributable to outside equity interests	(0.4)	6.9
Net profit (loss) for the period attributable to members	21.0	(204.8)
Net exchange differences recognised in equity	0.6	100.0
Total transactions and adjustments recognised directly in equity	0.6	100.0
Total changes in equity other than those resulting from transactions with owners as owners	21.6	(104.8)

Earnings per security (EPS)	Dec 2001	Dec 2002
Basic EPS	1.21 c	(10.25) c
Diluted EPS	1.21 c	(10.25) c
EPS numerator:		
Weighted average number of shares used as the denominator to calculate EPS		1,997,738,597
EPS denominator:		
Net profit		(197.9)
Less net profit attributable to outside equity interests		(6.9)
Numerator used to calculate EPS		(204.8)

Profit (loss) from ordinary activities attributable to members	For the half-year ended 31 December 2001 (A$m)	For the half-year ended 31 December 2002 (A$m)
Profit (loss) from ordinary activities after tax	20.6	(197.9)
Less (plus) outside equity interests	(0.4)	6.9
Profit (loss) from ordinary activities after tax, attributable to members	21.0	(204.8)

Revenue and expenses from ordinary activities	For the half-year ended 31 December 2001 (A$m)	2002 (A$m)
Revenue from sales or services	1,950.8	1,922.0
Interest revenue	2.9	3.1
Other revenue	16.3	23.3
Revenues from ordinary activities	1,970.0	1,948.4
Details of expenses:		
Cost of sales	1,373.6	1,406.1
Other operating expenses	393.5	349.3
General and administrative expenses	28.9	35.9
Exploration expenses	14.7	13.4
Other expenses	3.6	193.0
Expenses from ordinary activities	1,814.3	1,997.7
Borrowing costs expense	110.2	71.6
Depreciation and amortisation excluding amortisation of intangibles	294.1	261.9

Note 1

A positive adjustment of A$18.2m has been recognised in cost of sales to value the RHF slag on the basis of an equivalent payable metal value for Mount Isa copper ore. This material was previously recorded at NIL value. As part of a recently announced copper growth strategy. Mount Isa will utilise spare lead-zinc milling capacity to treat stockpiled rotary holding furnace (RHF) slag.

During the period the basis of depreciation in respect of certain assets was changed to units of production from the straight line basis. In addition the estimated useful lives of certain assets have been reassessed having regard to their expected utilisation and estimated recoverable ore reserves, including certain resources where there is a high level of confidence of conversion to reserves. The net effect of these changes in the current period was a A$12.8 million reduction in the depreciation expense of the consolidated entity.

Note 2

The collective consultation process of Britannia Recycling (Wakefield) was concluded on 15 November 2002. A decision to close the operation was made, with production ceasing on 20 December 2002 and decommissioning to occur over the next three months. A provision for closure costs of A$11.8m is included in other operating costs.

Note 3

Included in other expenses is a A$78.2m loss on sale of the MHD zinc smelting business in Germany and A$113.8m expected closure costs and write-down of working capital in relation to the BZL zinc smelting business at Avonmouth. Further information is provided at note 12.1 Discounting Operations.

Note 4

MIM has advised in the June 2002 financial statements that the impact of the revised accounting standard AASB 1020 Income Taxes on the remaining future peso tax depreciation at Minera Alumbrera at 1 July 2003 would be a reduction of A$130.0m against both retained earnings and outside equity interests. In October 2002, the AASB deferred the application date of accounting standard AASB 1020 Income Taxes until financial years commencing on or after 1 January 2005. Based on the exchange rates prevailing at 31 December 2002 the impact of the revised accounting standard on initial application would be a reduction of A$80.5m against both retained earnings and outside equity interests.

Consolidated retained profits	For the half-year ended 31 December 2001 (A$m)	2002 (A$m)
Retained profits at the beginning of the financial period	291.7	315.6
Net profit (loss) attributable to members	21.0	(204.8)
Net transfers from reserves	–	1.6
Dividends and other equity distributions paid or payable	21.7	–
Retained profits at end of financial period	291.0	112.4
Interim dividend		
Ordinary securities (1.25c)	21.7	25.0

Consolidated balance sheet	As at Dec 2001 (A$m)	As at Dec 2002 (A$m)
Current Assets		
Cash	136.0	184.4
Receivables	417.3	377.8
Inventories	469.8	381.6
Other:		
Deferred expenses	74.6	68.3
Deferred hedging losses	37.4	426.5
Other	34.8	30.7
Total Current Assets	1,169.9	1,469.3
Non-current Assets		
Receivables	154.3	72.2
Other investments	1.5	1.5
Inventories	286.4	278.8
Exploration and evaluation expenditure capitalised	23.2	48.0
Development properties	12.7	–
Other property, plant and equipment (net)	4,849.9	4,312.5
Intangibles (net)	0.5	–
Tax assets	–	66.9
Other:		
Deferred expenses	36.4	83.5
Deferred hedging losses	62.6	230.5
Other	6.0	10.1
Total Non-current Assets	5,433.5	5,104.0
Total Assets	6,603.4	6,573.3
Current Liabilities		
Payables	496.8	802.9
Interest bearing liabilities	424.7	527.2
Tax liabilities	0.1	0.8
Provisions excl. tax liabilities	64.7	95.7
Other:		
Unearned revenue	58.6	50.9
Deferred hedging gains	2.7	5.7
Total Current Liabilities	1,047.6	1,483.2
Non-current Liabilities		
Payables	2.2	86.8
Interest bearing liabilities	2,117.3	1,383.2
Tax liabilities	293.2	188.4
Provisions	126.7	185.2
Other:		
Unearned revenue	110.9	59.3
Deferred hedging gains	–	34.8
Total Non-current Liabilities	2,650.3	1,937.7
Total Liabilities	3,697.9	3,420.9
Net Assets	2,905.5	3,152.4
Equity		
Capital/contributed equity	2,219.1	2,548.9
Reserves	(166.3)	(83.4)
Retained profits (accumulated losses)	291.0	112.4
Equity attributable to members of the parent entity	2,343.8	2,577.9
Outside equity interests in controlled entities	561.7	574.5
Total Equity	2,905.5	3,152.4

Exploration and evaluation expenditure capitalised

	As at Dec 2001 (A$m)	As at Dec 2002 (A$m)
Opening balance	11.0	33.2
Expenditure incurred during current period	26.9	33.5
Expenditure written off during current period	(14.7)	(13.4)
Expenditure transferred to development properties	–	(5.3)
Closing balance as shown in the consolidated balance sheet	23.2	48.0

Development properties

	As at Dec 2001 (A$m)	As at Dec 2002 (A$m)
Opening balance	9.3	–
Expenditure incurred during current period	3.4	–
Expenditure transferred from exploration and evaluation	–	5.3
Expenditure transferred to mine properties	–	(5.3)
Closing balance as shown in the consolidated balance sheet	12.7	–

Consolidated statement of cash flows

	For the half-year ended 31 December	
	2001 (A$m)	2002 (A$m)
Cash flows from operating activities		
Receipts from customers	1,920.2	1,815.5
Payments to suppliers and employees	(1,604.2)	(1,473.1)
Other dividends received	2.8	1.8
Interest and other items of similar nature received	5.5	2.6
Interest and other costs of finance paid	(96.1)	(58.0)
Income taxes paid	(0.5)	(0.8)
Other	39.2	(25.9)
Net operating cash flows	266.9	262.1
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(177.4)	(181.1)
Proceeds from sale of property, plant and equipment	2.0	0.9
Payment for purchases of equity investments	–	(14.1)
Equity investments	–	(67.6)
Net investing cash flows	(175.4)	(261.9)
Cash flows relating to financing activities		
Proceeds relating to issues of securities	0.2	0.2
Proceeds from borrowings	1,036.6	609.6
Repayment of borrowings	(1,140.9)	(591.8)
Dividends paid	(34.8)	(40.0)
Net financing cash flows	(138.9)	(22.0)
Net increase (decrease) in cash held	(47.4)	(21.8)
Cash at beginning of period	186.3	209.0
Exchange rate adjustments	(6.7)	(3.0)
Cash at the end of the financial year	132.2	184.2

Reconciliation of cash

	As at Dec 2001 (A$m)	As at Dec 2002 (A$m)
Cash on hand and at bank	73.9	32.7
Deposits at call	62.1	151.7
Bank overdraft	(3.8)	(0.2)
Total cash at end of period	132.2	184.2

Additional information

The company has changed its accounting policy in respect of recognising unrealised gains and losses on foreign currency hedge transactions for anticipated purchases in accordance with the requirements of revised AASB 1012 Foreign Currency Translation. In the prior year gains and losses on such hedge transactions were not recognised in the financial statements until the underlying purchase or sale occurred or the gain or loss was realised. Under the revised standard, unrealised gains and losses on foreign currency hedge transactions relating to future anticipated purchases and sales are recognised in the Statement of Financial Position as both an asset and liability.

This change in policy has no impact on the consolidated entity's results for the period or the overall financial position. Had the change in accounting policy not been made, total assets and total liabilities of the consolidated entity would have been lower by A$475 million.

Comparative information has not been restated to reflect this change in accounting policy. Had the change in accounting policy been applied to comparative information, total assets and total liabilities of the consolidated entity would have been higher by A$608 million at 30 June 2002 and by A$1,112 million at 31 December 2001.

An interim actuarial assessment of the combined financial position of the Britannia Refined Metals (BRM) and Britannia Zinc (BZL) Retirement Plans has been made at 31 December 2002. This valuation has been prepared on the basis that both plans are ongoing with no change to their current structure. The assessment indicates a shortfall in the order of GBP11 million of fund assets available for payment of accrued benefits resulting from the significant decline in the global equities markets since 30 June 2001. This assessment does not represent a formal actuarial valuation of the plans. The next formal actuarial valuation of the plans will be undertaken as at 5 April 2003.

This position is likely to require some corrective action by these companies, however the amounts of any increases in employer contributions going forward are not yet able to be quantified.

The financial position of these funds will remain subject to future changes in equities markets.

Discontinuing operations – European zinc smelter operations

MHD

On 28 October 2002 MIM announced an agreement with Sudamin Metall GmbH for the sale of the MHD zinc smelting business in Germany. The sale was completed on 6 December 2002. Under the sale agreement MIM has paid euro 35 million (A$63 million) to Sudamin. The carrying amount of the net assets of MHD at the date of sale was A$13 million resulting in a loss on sale to the group of A$78 million (NIL tax benefit).

BZL

On 13 December 2002 MIM announced that a consultation process has commenced with the BZL workforce in regard to a proposal to close the zinc smelter operations located at Avonmouth.

Expected costs of closure, including write down of working capital, severance pay and site rehabilitation have been brought to account resulting in a loss to the group of A$114 million (NIL tax benefit).

	Continuing Operations Dec 2001 (A$m)	Discontinued operations Dec 2001 (A$m)	Total Dec 2001 (A$m)	Continuing operations Dec 2002 (A$m)	Discontinued operations Dec 2002 (A$m)	Total Dec 2002 (A$m)
Financial performance information for the half year ended 31 December						
Revenue from ordinary activities	1,759.6	210.4	1,970.0	1,769.7	178.7	1,948.4
Expenses from ordinary activities	(1,684.4)	(240.1)	(1,924.5)	(1,648.1)	(229.2)	(1,877.3)
Expenses from sale and closure activities	–	–	–	–	(192.0)	(192.0)
Profit/(loss) from ordinary activities before income tax expense	75.2	(29.7)	45.5	121.6	(242.5)	(120.9)
Income tax (expense)/revenue	(28.4)	3.5	(24.9)	(81.5)	4.5	(77.0)
Net profit/(loss)	46.8	(26.2)	20.6	40.1	(238.0)	(197.9)
Net profit/(loss) attributable to OEI	(0.4)	–	(0.4)	6.9	–	6.9
Net profit/(loss) attributable to members of MIM Holdings	47.2	(26.2)	21.0	33.2	(238.0)	(204.8)
Financial position as at 31 December						
Assets	6,489.2	114.2	6,603.4	6,496.5	76.8	6,573.3
Liabilities	(3,661.3)	(36.6)	(3,697.9)	(3,263.2)	(157.7)	(3,420.9)
Net assets	2,827.9	77.6	2,905.5	3,233.3	(80.9)	3,152.4
Cash flow information for the half year ended 31 December						
Net cash provided by operating activities	284.6	(17.7)	266.9	279.0	(16.9)	262.1
Net cash used in investing activities	(151.3)	(24.1)	(175.4)	(182.4)	(79.5)	(261.9)
Net cash provided by financing activities	(208.7)	69.8	(138.9)	(32.2)	10.2	(22.0)
Net increase/(decrease) in cash held	(75.4)	28.0	(47.4)	64.4	(86.2)	(21.8)

(a) During the half year to 31 December 2002 sales totalling A$36.9 million (2001 A$37.6 million) between the continuing MIM group and MHD and BZL were eliminated in the presentation of the consolidated revenue from ordinary activities. This revenue reflects sales by the continuing operations which will not be eliminated in future periods.

Segment Reporting – Business Segments

Half year ended 31 December 2001

	Copper (A$m)	Coal (A$m)	Lead-Zinc (A$m)	Gold (A$m)	Unallocated (A$m)	Eliminations (A$m)	Consolidated (A$m)
External sales	938.3	563.9	503.9	14.5	(69.8)	–	1,950.8
Intersegment sales	–	2.9	37.7	–	–	(40.6)	–
Other revenue	2.7	6.1	9.6	–	0.8	–	19.2
Total revenue	941.0	572.9	551.2	14.5	(69.0)	(40.6)	1,970.0
Segment result							
Profit from ordinary activities before tax	95.6	233.9	(16.9)	(0.1)	(257.0)	(10.0)	45.5
Income tax expense							24.9
Profit from ordinary activities after tax							20.6
Segment assets	4,484.7	749.9	1,032.7	44.2	551.7	(259.8)	6,603.4
Segment liabilities	1,840.4	340.8	254.8	29.7	1,503.3	(271.2)	3,697.9
Acquisitions of property, plant and equipment, intangibles and other non-current assets	52.8	25.7	61.0	15.7	22.2	–	177.4
Depreciation and amortisation expense	208.5	28.1	39.2	0.6	17.7	–	294.1
Other non-cash expenses	18.2	3.9	9.7	0.5	18.5	–	50.8

Half year ended 31 December 2002

	Copper (A$m)	Coal (A$m)	Lead-Zinc (A$m)	Gold (A$m)	Unallocated (A$m)	Eliminations (A$m)	Consolidated (A$m)
External sales	914.4	532.1	465.7	25.3	(15.5)	–	1,922.0
Intersegment sales	–	1.4	22.1	–	–	(23.5)	–
Other revenue	9.5	7.6	3.4	0.1	5.8	–	26.4
Total revenue	923.9	541.1	491.2	25.4	(9.7)	(23.5)	1,948.4
Segment result							
Profit from ordinary activities before tax	221.6	178.2	(164.0)	(9.5)	(343.2)	(4.0)	(120.9)
Income tax expense							77.0
Profit from ordinary activities after tax							(197.9)
Segment assets	4,284.1	941.5	857.1	100.6	989.6	(599.6)	6,573.3
Segment liabilities	319.0	119.1	459.9	47.7	3,041.0	(565.9)	3,420.9
Acquisitions of property, plant and equipment, intangibles and other non-current assets	69.6	38.0	42.3	11.9	19.7	–	181.5
Depreciation and amortisation expense	184.4	24.8	37.4	1.2	14.1	–	261.9
Other non-cash expenses	18.0	22.6	210.9	1.1	18.0	–	270.6

Segment Reporting – Business Segments

The consolidated entity is organised on a global basis into the following business units by product.

Copper

MIM's copper operations comprise mining and smelting of copper at Mount Isa, refining at Townsville, copper and gold mining at Ernest Henry for smelting and refining at Mount Isa and Townville, and copper and gold mining at Alumbrera (MIM 50%) in Argentina.

Coal

MIM's coal operations comprise mining of coking coal at Oaky Creek, steaming coal at Newlands and steaming and coking coal at Collinsville (all MIM 75%), coal shipping from Abbot Point and Dalrymple Bay coal ports and coke production at Bowen Coke.

Lead-Zinc-Silver

MIM's lead-zinc-silver operations comprise lead, zinc and silver mining and lead-silver smelting at Mount Isa, refining of Mount Isa lead-silver at Northfleet in the UK, lead, zinc and silver mining at McArthur River (MIM 75%) in the Northern Territory, lead and zinc smelting and zinc refining at Avonmouth in the UK and Duisburg in Germany and lead recycling at Wakefield in the UK.

Gold

MIM's gold operations comprise gold mining at Ravenswood.

Segment reporting – geographical segments

	Segment revenues from Sales to external customers		Segment assets		Acquisitions of property, plant and equipment, intangibles and other non-current assets	
	2001 (A$m)	2002 (A$m)	2001 (A$m)	2002 (A$m)	2001 (A$m)	2002 (A$m)
Australia	89.3	143.0	3,422,3	3,968.5	128.3	133.0
Europe	756.5	734.5	441.4	198.2	27.0	15.4
South America	77.8	46.1	2,704.5	2,381.2	22.1	33.0
Asia	997.1	965.8	34.6	21.6	–	–
Other	30.1	32.6	0.6	3.8	–	0.1
Total	1,950.8	1,922.0	6,603.4	6,573.3	177.4	181.5

Segment Reporting – Geographical Segments

Australia

The home country of the parent entity as well as the majority of operating assets, which includes interests in eight mines.

Europe

Comprise the lead-silver refining operation at Northfleet in the United Kingdom, the lead and zinc smelting and zinc refining operations at Avonmouth in the United Kingdom and Duisburg in Germany, and lead recycling at Wakefield in the United Kingdom.

South America

The South American operations are focused on the copper-gold mine at Alumbrera in Argentina. The open cut mine is Argentina's first large scale mining business and is one of the world's largest copper and gold mining operations.

Asia

The location of the majority of the mines that are owned by the group make Asia a cost competitive market for sale of our product.

Inter segment transactions

Segment revenues, expenses and results include transactions between segments. Inter segment transactions are priced on an 'arms length' basis and are eliminated on consolidation.

Segment assets and liabilities

The increase in Unallocated (business segment) and Australian (geographical segment) assets at 31 December 2002 reflects a change in accounting policy as outlined at item 19.5 in Appendix 4B. The movement in Unallocated liabilities reflects a reallocation of funding between the reported segments. Comparative information has not been restated.

Tax	Year ending Dec 2001 (A$m)	Year ending Dec 2002 (A$m)
The income tax expense on profit from ordinary activities for the half year consists of the following:		
Income tax – current	(7.1)	70.4
Income tax – deferred	(30.3)	(4.2)
Future income tax benefit	62.3	10.8
Total	24.9	77.0
Prima facie income tax expense at 30% (2001: 30%)	13.7	(36.3)
Difference between the prima facie tax expense and the actual income tax expense shown above	11.2	113.3
This difference is attributable to the tax effect of the following permanent differences which (reduce)/increase tax expense:		
Research and development tax concession claims	(8.2)	(5.0)
Attribution income	0.2	–
Rebateable/exempt dividends	(0.9)	(3.1)
Depreciation and similar capital items not claimable	4.8	25.1
Mineral reserves amortisation	3.3	3.3
Overseas exploration expenditure	1.7	1.3
Non-taxable exchange gains/losses	5.3	–
Foreign tax differentials	0.2	–
Withholding tax payments	–	0.5
(Over)/under provisions prior year	(0.5)	–
Provision for closure for BZL	–	34.2
Loss on disposal of investments MHD	–	23.4
Reduction of Argentine tax benefit on exchange losses	–	32.9
Revaluation of Argentine Peso carry forward losses	–	(15.3)
Other	5.3	16.0
	11.2	113.3

Unaudited restatements of MIM financial information under UK GAAP

The following financial information for MIM is split into two parts to convert the statements of financial performance and position of MIM from Australian GAAP to UK GAAP, as applied by Xstrata. This information has been extracted, without material adjustment, from the UK GAAP Reconciliation Statement in the Xstrata Circular.

The Xstrata Circular contained an unqualified opinion from Ernst & Young LLP, issued in accordance with the requirements of paragraph 12.11 of the Listing Rules of the UK Listing Authority, on the unaudited UK GAAP restatements. The report was based upon work conducted in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom and had not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been prepared in accordance with those standards.

The first section on pages F-192 to F-199 relates to the three years ended 30 June 2002.

The second section on pages F-200 to F-206 relates to the two six months periods ended 31 December 2001 and 31 December 2002.

Years ended 30 June 2000, 2001 and 2002

The profit and loss account has been translated from Australian dollars to US dollars at the following average rates for the year:

- 12 months to 30 June 2000 – A$1.5934 : US$1
- 12 months to 30 June 2001 – A$1.8624 : US$1
- 12 months to 30 June 2002 – A$1.9115 : US$1

The balance sheet has been translated from Australian dollars to US dollars at the following year end rates:

- at 30 June 2000 – A$1.6665 : US$1
- at 30 June 2001 – A$1.9695 : US$1
- at 30 June 2002 – A$1.7776 : US$1

Consolidated profit and loss account for the year ended 30 June 2000	Notes	Australian GAAP (a) A$m	Australian GAAP US$m	UK GAAP Adjustments (b) US$m	UK GAAP US$m
Turnover					
– continuing operations		2,903.8	1,822.4	–	1,822.4
– discontinued operations		442.7	277.8	–	277.8
		3,346.5	2,100.2	–	2,100.2
Net operating costs	1	(2,986.0)	(1,874.0)	6.2	(1,867.8)
Operating profit					
– continuing operations		360.7	226.3	6.5	232.8
– discontinued operations		(0.2)	(0.1)	(0.3)	(0.4)
Total operating profit		360.5	226.2	6.2	232.4
Profit on disposal of fixed assets		2.7	1.7	–	1.7
Profit before interest and taxation		363.2	227.9	6.2	234.1
Interest receivable and similar income		12.6	7.9	–	7.9
Interest payable and similar charges	2	(171.2)	(107.4)	(51.6)	(159.0)
Profit on ordinary activities before taxation		204.6	128.4	(45.4)	83.0
Tax on profit on ordinary activities	3	(20.4)	(12.8)	70.5	57.7
Profit on ordinary activities after taxation – continuing operations		184.2	115.6	25.1	140.7
Minority interests	4	(17.6)	(11.0)	(11.2)	(22.2)
Profit available to members of the parent company		166.6	104.6	13.9	118.5
Dividends		(55.7)	(35.0)	–	(35.0)
Retained profit for the financial year		110.9	69.6	13.9	83.5

Consolidated profit and loss account for the year ended 30 June 2001

	Notes	Australian GAAP (a) A$m	Australian GAAP US$m	UK GAAP Adjustments (b) US$m	UK GAAP US$m
Turnover					
– continuing operations		3,360.8	1,804.6	–	1,804.6
– discontinued operations		436.2	234.2	–	234.2
		3,797.0	2,038.8	–	2,038.8
Net operating costs	1	(3,369.8)	(1,809.3)	25.1	(1,784.2)
Impairment		(89.7)	(48.2)	–	(48.2)
Operating profit					
– continuing operations		381.9	205.1	24.0	229.1
– discontinued operations		(44.4)	(23.8)	1.1	(22.7)
Total operating profit		337.5	181.3	25.1	206.4
Loss on disposal of fixed assets		(1.9)	(1.0)	–	(1.0)
Profit before interest and taxation		335.6	180.3	25.1	205.4
Interest receivable and similar income		12.7	6.7	–	6.7
Interest payable and similar charges	2	(211.8)	(113.7)	(100.2)	(213.9)
Profit/(loss) on ordinary activities before taxation		136.5	73.3	(75.1)	(1.8)
Tax on profit/(loss) on ordinary activities	3	(4.8)	(2.6)	22.3	19.7
Profit/(loss) on ordinary activities after taxation – continuing operations		131.7	70.7	(52.8)	17.9
Minority interests	4	(27.1)	(14.5)	(6.3)	(20.8)
Profit/(loss) available to members of the parent company		104.6	56.2	(59.1)	(2.9)
Dividends		(56.5)	(30.3)	–	(30.3)
Retained profit/(loss) for the financial year		48.1	25.9	(59.1)	(33.2)

Consolidated profit and loss account for the year ended 30 June 2002

	Notes	Australian GAAP (a) A$m	Australian GAAP US$m	UK GAAP Adjustments (b) US$m	UK GAAP US$m
Turnover					
– continuing operations		3,579.4	1,872.6	–	1,872.6
– discontinued operations		431.9	225.9	–	225.9
		4,011.3	2,098.5	–	2,098.5
Net operating costs	1	(3,606.7)	(1,886.8)	26.8	(1,860.0)
Impairment		(115.8)	(60.6)	–	(60.6)
Operating profit					
– continuing operations		477.7	249.9	19.2	269.1
– discontinued operations		(188.9)	(98.8)	7.6	(91.2)
Total operating profit		288.8	151.1	26.8	177.9
Loss on disposal of fixed assets		(2.3)	(1.2)	–	(1.2)
Profit before interest and taxation		286.5	149.9	26.8	176.7
Interest receivable and similar income		10.5	5.5	–	5.5
Interest payable and similar charges	2	(182.4)	(95.4)	17.8	(77.6)
Profit on ordinary activities before taxation		114.6	60.0	44.6	104.6
Tax on profit on ordinary activities	3	124.7	65.2	(73.0)	(7.8)
Profit on ordinary activities after taxation		239.3	125.2	(28.4)	96.8
Minority interests	4	(150.4)	(78.7)	26.5	(52.2)
Profit available to members of the parent company		88.9	46.5	(1.9)	44.6
Dividends		(65.0)	(34.0)	–	(34.0)
Retained profit for the financial year		23.9	12.5	(1.9)	10.6

Consolidated balance sheet as at 30 June 2000	Notes	Australian GAAP (a) A$m	Australian GAAP US$m	UK GAAP Adjustments (b) US$m	UK GAAP US$m
Fixed assets					
Intangible fixed assets		15.9	9.5	–	9.5
Tangible fixed assets	5	5,255.6	3,153.7	(256.2)	2,897.5
Investments		0.1	0.1	–	0.1
		5,271.6	3,163.3	(256.2)	2,907.1
Current assets					
Stocks		438.5	263.2	–	263.2
Debtors: amounts falling due after more than one year		59.3	35.6	–	35.6
Debtors: amounts falling due within one year	7	914.7	548.8	(271.1)	277.7
Cash and short-term deposits		156.3	93.8	–	93.8
		1,568.8	941.4	(271.1)	670.3
Creditors: amounts falling due within one year	8	(1,433.0)	(859.9)	269.8	(590.1)
Net current assets		135.8	81.5	(1.3)	80.2
Total assets less current liabilities		5,407.4	3,244.8	(257.5)	2,987.3
Creditors: amounts falling due after more than one year	9	(2,268.1)	(1,361.0)	2.6	(1,358.4)
Provisions for liabilities and charges	10	(409.8)	(245.9)	(12.4)	(258.3)
Net Assets		2,729.5	1,637.9	(267.3)	1,370.6
Capital and reserves					
Called up share capital		2,198.5	1,319.2	–	1,319.2
Asset revaluation reserve		26.2	15.7	–	15.7
Profit and loss account	11	36.8	22.2	(132.4)	(110.2)
Minority interests	12	468.0	280.8	(134.9)	145.9
		2,729.5	1,637.9	(267.3)	1,370.6

Consolidated balance sheet as at 30 June 2001	Notes	Australian GAAP (a) A$m	Australian GAAP US$m	UK GAAP Adjustments (b) US$m	UK GAAP US$m
Fixed assets					
Intangible fixed assets		0.5	0.3	–	0.3
Tangible fixed assets	5	5,459.5	2,772.0	(176.2)	2,595.8
Investments		1.5	0.8	–	0.8
		5,461.5	2,773.1	(176.2)	2,596.9
Current assets					
Stocks		489.2	248.4	–	248.4
Debtors: amounts falling due after more than one year		62.2	31.6	–	31.6
Debtors: amounts falling due within one year	7	523.1	265.6	55.9	321.5
Cash and short-term deposits		186.3	94.6	–	94.6
		1,260.8	640.2	55.9	696.1
Creditors: amounts falling due within one year	8	(965.9)	(490.5)	(64.9)	(555.4)
Net current assets		294.9	149.7	(9.0)	140.7
Total assets less current liabilities		5,756.4	2,922.8	(185.2)	2,737.6
Creditors: amounts falling due after more than one year	9	(2,407.4)	(1,222.3)	(92.9)	(1,315.2)
Provisions for liabilities and charges	10	(438.5)	(222.6)	15.8	(206.8)
Net assets		2,910.5	1,477.9	(262.3)	1,215.6
Capital and reserves					
Called up share capital		2,219.1	1,126.7	–	1,126.7
Asset revaluation reserve		26.2	13.3	–	13.3
Profit and loss account	11	98.6	50.2	(116.8)	(66.6)
Minority interests	12	566.6	287.7	(145.5)	142.2
		2,910.5	1,477.9	(262.3)	1,215.6

Consolidated balance sheet as at 30 June 2002

	Notes	Australian GAAP (a) A$m	Australian GAAP US$m	UK GAAP Adjustments (b) US$m	UK GAAP US$m
Fixed assets					
Intangible fixed assets		–	–	–	–
Tangible fixed assets	5	4,942.6	2,780.6	(144.2)	2,636.4
Deferred tax asset	6	122.7	69.0	(69.0)	–
Investments		1.5	0.8	–	0.8
		5,066.8	2,850.4	(213.2)	2,637.2
Current assets					
Stocks		442.2	248.8	–	248.8
Debtors: amounts falling due after more than one year		57.8	32.5	–	32.5
Debtors: amounts falling due within one year	7	541.9	304.8	53.6	358.4
Cash and short-term deposits		209.0	117.6	–	117.6
		1,250.9	703.7	53.6	757.3
Creditors: amounts falling due within one year	8	(1,098.3)	(617.9)	(69.1)	(687.0)
Net current assets		152.6	85.8	(15.5)	70.3
Total assets less current liabilities		5,219.4	2,936.2	(228.7)	2,707.5
Creditors: amounts falling due after more than one year	9	(1,522.8)	(856.6)	(78.5)	(935.1)
Provisions for liabilities and charges	10	(446.3)	(251.1)	11.2	(239.9)
Net Assets		3,250.3	1,828.5	(296.0)	1,532.5
Capital and reserves					
Called up share capital		2,548.9	1,433.9	–	1,433.9
Asset revaluation reserve		26.2	14.7	–	14.7
Profit and loss account	11	107.5	60.5	(152.5)	(92.0)
Minority interests	12	567.7	319.4	(143.5)	175.9
		3,250.3	1,828.5	(296.0)	1,532.5

Unaudited restatements of MIM financial information under UK GAAP

(a) Reclassifications have been made to the MIM historical financial information presented under Australian GAAP on pages F-123 to F-173 to conform to Xstrata's presentation under UK GAAP.

(b) The details of UK GAAP adjustments are as follows:

UK GAAP adjustments to MIM income statements

1. Net operating costs	Notes	For the year ended 30 June 2000 US$m	 2001 US$m	 2002 US$m
Impairment based on discounting of cash flows	ii)	18.6	16.8	21.1
Discounting of rehabilitation provisions	iii)	1.6	(3.5)	0.9
Elimination of retrospective revisions to estimated mine lives	iv)	(6.8)	–	(2.4)
Reversal of inclusion of resources in depreciation base	v)	–	–	(5.4)
Ernest Henry buy-back arrangement	vi)	–	0.1	7.9
Overburden in advance and deferred stripping costs	vii)	(1.4)	(0.7)	(16.2)
Forward silver sales	ix)	(4.8)	14.2	13.0
Finance leases	xi)	(1.0)	(1.8)	7.9
		6.2	25.1	26.8
The above adjustments are split between continuing and discontinued operations as follows:				
Continuing		6.5	24.0	19.2
Discontinued		(0.3)	1.1	7.6
		6.2	25.1	26.8

2. Interest payable and similar charges	Notes	For the year ended 30 June 2000 US$m	 2001 US$m	 2002 US$m
Discounting of rehabilitation provisions	iii)	(6.0)	(5.5)	(5.6)
Borrowings hedging overseas investment	viii)	(26.3)	(53.1)	24.7
Forward silver sales	ix)	(17.5)	(38.2)	3.0
Finance leases	xi)	(1.8)	(3.4)	(4.3)
		(51.6)	(100.2)	17.8

3. Tax on profit on ordinary activities	Note	For the year ended 30 June 2000 US$m	 2001 US$m	 2002 US$m
Deferred tax	x)	70.5	22.3	(73.0)
		70.5	22.3	(73.0)

4. Minority interest share of profit after tax

	Notes	For the year ended 30 June 2000 US$m	2001 US$m	2002 US$m
Impairment based on discounting of cash flows	ii)	(9.0)	(8.2)	(7.9)
Discounting of rehabilitation provisions	iii)	(0.8)	4.0	0.1
Overburden in advance and deferred stripping costs	vii)	–	–	2.2
Deferred tax	x)	–	–	32.1
Finance leases	xi)	(1.4)	(2.1)	–
		(11.2)	(6.3)	26.5

5. Tangible fixed assets

	Notes	As at 30 June 2000 US$m	2001 US$m	2002 US$m
Impairment based on discounting of cash flows	ii)	(278.8)	(220.1)	(221.2)
Discounting of rehabilitation provisions	iii)	100.9	78.6	79.3
Elimination of revisions to estimated mine lives	iv)	(6.5)	(5.5)	(8.6)
Reversal of inclusion of resources in depreciation base	v)	–	–	(5.8)
Ernest Henry buy-back arrangement	vi)	–	(15.6)	12.0
Overburden in advance and deferred stripping costs	vii)	(46.4)	(43.0)	(62.2)
Finance leases	xi)	38.9	29.4	62.3
Foreign currency hedge transactions	xiv)	(64.3)	–	–
		(256.2)	(176.2)	(144.2)

6. Deferred tax asset

	Note	As at 30 June 2000 US$m	2001 US$m	2002 US$m
Deferred tax	x)	–	–	(69.0)
		–	–	(69.0)

7. Debtors: amounts falling due within one year

	Notes	As at 30 June 2000 US$m	2001 US$m	2002 US$m
Debtor factoring	xii)	24.7	55.9	53.6
Foreign currency hedge transactions	xiv)	(295.8)	–	–
		(271.1)	55.9	53.6

8. Creditors: amounts falling due within one year

	Notes	As at 30 June 2000 US$m	2001 US$m	2002 US$m
Forward silver sales	ix)	3.0	(4.4)	(4.0)
Finance leases	xi)	(4.3)	(4.6)	(11.5)
Debtor factoring	xii)	(24.7)	(55.9)	(53.6)
Foreign currency hedge transactions	xiv)	295.8	–	–
		269.8	(64.9)	(69.1)

9. Creditors: amounts falling due after more than one year

	Notes	As at 30 June 2000 US$m	2001 US$m	2002 US$m
Ernest Henry buy-back arrangement	vi)	–	(24.5)	–
Forward silver sales	ix)	(24.5)	(36.5)	(23.9)
Finance leases	xi)	(37.2)	(31.9)	(54.6)
Foreign currency hedge transactions	xiv)	64.3	–	–
		2.6	(92.9)	(78.5)

10. Provisions for liabilities and charges

	Notes	As at 30 June 2000 US$m	2001 US$m	2002 US$m
Discounting of rehabilitation provisions	iii)	(79.8)	(62.3)	(65.9)
Provisions – deferred tax				
Deferred tax	x)	67.4	78.1	77.1
		(12.4)	15.8	11.2

11. Profit and loss account (excluding asset revaluation)

	Notes	As at 30 June 2000 US$m	2001 US$m	2002 US$m
Impairment based on discounting of cash flows	ii)	(151.8)	(120.7)	(124.8)
Discounting of rehabilitation provisions	iii)	26.3	17.7	17.4
Elimination of revisions to estimated mine lives	iv)	–	(5.5)	(6.1)
Overburden in advance and deferred stripping costs	vii)	(45.0)	(39.2)	(44.2)
Borrowings hedging overseas investment	viii)	25.2	50.2	(26.6)
Forward silver sales	ix)	(0.2)	(18.1)	(45.2)
Deferred tax	x)	–	57.1	86.6
Finance leases	xi)	–	(2.3)	(7.8)
Total profit adjustment for the year at average exchange rates		13.9	(59.1)	(1.9)
Foreign exchange adjustment		(0.8)	3.1	0.1
		(132.4)	(116.8)	(152.5)

12. Minority interests

	Notes	As at 30 June 2000 US$m	2001 US$m	2002 US$m
Impairment based on discounting of cash flows	ii)	(136.2)	(107.5)	(110.6)
Discounting of rehabilitation provisions	iii)	–	0.2	0.6
Ernest Henry buy-back arrangement	vi)	–	(40.2)	3.4
Overburden in advance and deferred stripping costs	vii)	–	–	(2.4)
Deferred tax	x)	–	–	(34.5)
Finance leases	xi)	1.3	2.0	–
		(134.9)	(145.5)	(143.5)

Unaudited restatements of MIM financial information under UK GAAP

Six months ended 31 December 2001 and 2002

The information on pages F-200 to F-206 convert the unaudited statements of financial performance of MIM for the two six month periods to 31 December 2001 and 31 December 2002 and the unaudited statement of financial position as at 31 December 2002, from Australian GAAP to UK GAAP and also translate these statements from Australian dollars to US dollars.

The profit and loss account has been translated from Australian dollars to US dollars at the following average rates for the year:

- six months to 31 December 2001 – A$1.9520 : US$1
- six months to 31 December 2002 – A$1.8085 : US$1

The balance sheet has been translated from Australian dollars to US dollars at the following period end rates:

- at 31 December 2001 – A$1.9556: US$1
- at 31 December 2002 – A$1.7801: US$1

Unaudited Consolidated profit and loss account for the six months ended 31 December 2001

	Notes	Australian GAAP (a) A$m	Australian GAAP US$m	UK GAAP Adjustments (b) US$m	UK GAAP US$m
Turnover					
– continuing operations		1,747.6	895.3	–	895.3
– discontinued operations		203.2	104.1	–	104.1
		1,950.8	999.4	–	999.4
Net operating costs	1	(1,798.0)	(920.9)	8.4	(912.5)
Impairment		–	–	–	–
Operating profit					
– continuing operations		182.0	93.5	9.2	102.7
– discontinued operations		(29.2)	(15.0)	(0.8)	(15.8)
Profit before interest and taxation		152.8	78.5	8.4	86.9
Interest receivable and similar income		2.9	1.5	–	1.5
Interest payable and similar charges	2	(110.2)	(56.5)	(5.7)	(62.2)
Profit on ordinary activities before taxation		45.5	23.5	2.7	26.2
Tax on profit on ordinary activities	3	(24.9)	(12.8)	3.6	(9.2)
Profit on ordinary activities after taxation		20.6	10.7	6.3	17.0
Minority interests	4	0.4	0.2	0.1	0.3
Profit attributable to members of the parent company		21.0	10.9	6.4	17.3
Dividends	5	(34.8)	(17.8)	–	(17.8)
Retained profit/(loss) for the financial year		(13.8)	(6.9)	6.4	(0.5)

Unaudited Consolidated profit and loss account for the six months ended 31 December 2002

	Notes	Australian GAAP (a) A$m	Australian GAAP US$m	UK GAAP Adjustments (b) US$m	UK GAAP US$m
Turnover					
– continuing operations		1,745.2	965.0	–	965.0
– discontinued operations		176.8	97.7	–	97.7
		1,922.0	1,062.7	–	1,062.7
Net operating costs	1a	(1,782.4)	(985.5)	13.8	(971.7)
Impairment		(113.8)	(62.9)	–	(62.9)
Operating profit/(loss)					
– continuing operations		189.4	104.7	3.6	108.3
– discontinued operations		(163.6)	(90.4)	10.2	(80.2)
Total operating profit		25.8	14.3	13.8	28.1
Loss on sale of operations	1b	(78.2)	(43.2)	5.8	(37.4)
Loss before interest and taxation		(52.4)	(28.9)	19.6	(9.3)
Interest receivable and similar income		3.1	1.7	–	1.7
Interest payable and similar charges	2	(71.6)	(39.6)	(16.0)	(55.6)
Profit/(loss) on ordinary activities before taxation		(120.9)	(66.8)	3.6	(63.2)
Tax on profit/(loss) on ordinary activities	3	(77.0)	(42.6)	(14.8)	(57.4)
Profit/(loss) on ordinary activities after taxation – continuing operations		(197.9)	(109.4)	(11.2)	(120.6)
Minority interests	4	(6.9)	(3.8)	13.2	9.4
Profit/(loss) attributable to members of the parent company		(204.8)	(113.2)	2.0	(111.2)
Dividends	5	–	–	(13.8)	(13.8)
Retained profit/(loss) for the financial year		(204.8)	(113.2)	(11.8)	(125.0)

Unaudited Consolidated balance sheet as at 31 December 2002

	Notes	Australian GAAP (a) A$m	Australian GAAP US$m	UK GAAP Adjustments (b) US$m	UK GAAP US$m
Fixed assets					
Intangible fixed assets		–	–	–	–
Tangible fixed assets	6	4,963.4	2,788.3	(233.9)	2,554.4
Investments		1.5	0.8	–	0.8
Deferred tax asset	7	66.9	37.6	(37.6)	–
		5,031.8	2,826.7	(271.5)	2,555.2
Current assets					
Stocks		381.6	214.4	–	214.4
Debtors: amounts falling due after more than one year		72.2	40.6	–	40.6
Debtors: amounts falling due within one year	8	903.3	507.4	(169.1)	338.3
Cash and short-term deposits		184.4	103.6	–	103.6
		1,541.5	866.0	(169.1)	696.9
Creditors: amounts falling due within one year	9	(1,483.2)	(833.2)	156.3	(676.9)
Net current assets		58.3	32.8	(12.8)	20.0
Total assets less current liabilities		5,090.1	2,859.5	(284.3)	2,575.2
Creditors: amounts falling due after more than one year	10	(1,564.1)	(878.7)	(32.3)	(911.0)
Provisions for liabilities and charges	11	(373.6)	(209.9)	(3.6)	(213.5)
Net Assets		3,152.4	1,770.9	(320.2)	1,450.7
Capital and reserves					
Called up share capital		2,548.9	1,431.9	–	1,431.9
Asset revaluation reserve		26.2	14.7	–	14.7
Profit and loss account	12	2.8	1.6	(199.6)	(198.0)
Minority interests	13	574.5	322.7	(120.6)	202.1
		3,152.4	1,770.9	(320.2)	1,450.7

Unaudited restatements of MIM financial information under UK GAAP

(a) Reclassifications have been made to the MIM historical financial information presented under Australian GAAP in pages F-174 to F-190 to conform to Xstrata's presentation under UK GAAP.

(b) The details of UK GAAP adjustments are as follows:

UK GAAP adjustments to MIM income statements

1. Net operating costs and loss on sale of operations	Notes	For the period ended 31 December 2001 US$m	For the period ended 31 December 2002 US$m
1a. Net operating costs			
Impairment based on discounting of cash flows	ii)	7.9	8.3
Discounting of rehabilitation provisions	iii)	3.2	17.2
Reversal of inclusion of resources in depreciation base	v)	–	(2.7)
Ernest Henry buy-back arrangement	vi)	2.2	(0.6)
Overburden in advance and deferred stripping costs	vii)	(14.2)	(18.1)
Forward silver sales	ix)	7.1	6.5
Finance leases	xi)	2.2	3.2
		8.4	13.8
The above adjustments are split between continuing and discontinued operations as follows:			
Continuing		9.2	3.6
Discontinued		(0.8)	10.2
		8.4	13.8
1b. Loss on sale of operations			
Discounting of rehabilitation provisions	iii)	–	5.8

2. Interest payable and similar charges	Notes	For the period ended 31 December 2001 US$m	For the period ended 31 December 2002 US$m
Discounting of rehabilitation provisions	iii)	(2.7)	(8.4)
Borrowings not hedging overseas investment	viii)	2.4	(0.3)
Forward silver sales	ix)	(3.8)	(4.5)
Finance leases	xi)	(1.6)	(2.8)
		(5.7)	(16.0)

3. Tax on profit on ordinary activities	Note	For the period ended 31 December 2001 US$m	For the period ended 31 December 2002 US$m
Deferred tax	x)	3.6	(14.8)
		3.6	(14.8)

4. Minority interest share of profit after tax	Notes	For the period ended 31 December 2001 US$m	For the period ended 31 December 2002 US$m
Impairment based on discounting of cash flows	ii)	(3.9)	(4.2)
Discounting of rehabilitation provisions	iii)	0.1	–
Overburden in advance and deferred stripping costs	vii)	3.9	(1.1)
Deferred tax	x)	–	18.5
		0.1	13.2

5. Dividends proposed	Note	For the period ended 31 December 2001 US$m	For the period ended 31 December 2002 US$m
Dividends	xiii)	–	(13.8)
		–	(13.8)

UK GAAP adjustments to MIM balance sheets

6. Tangible fixed assets	Notes	As at 31 December 2002 US$m
Impairment based on discounting of cash flows	ii)	(212.4)
Discounting of rehabilitation provisions	iii)	61.1
Elimination of revisions to estimated mine lives	iv)	(8.6)
Reversal of inclusion of resources in depreciation base	v)	(8.5)
Ernest Henry buy-back arrangement	vi)	11.5
Overburden in advance and deferred stripping costs	vii)	(78.6)
Finance leases	xi)	57.3
Foreign currency hedge transactions	xiv)	(55.7)
		(233.9)

7. Deferred tax asset	Note	As at 31 December 2002 US$m
Deferred tax	x)	(37.6)

8. **Debtors:** amounts falling due within one year	Notes	As at 31 December 2002 US$m
Debtor factoring	xii)	42.0
Foreign currency hedge transactions	xiv)	(211.1)
		(169.1)

9. **Creditors:** amounts falling due within one year	Notes	As at 31 December 2002 US$m
Forward silver sales	ix)	13.0
Finance leases	xi)	(11.8)
Debtor factoring	xii)	(42.0)
Dividends proposed	xiii)	(14.0)
Foreign currency hedge transactions	xiv)	211.1
		156.3

10. **Creditors:** amounts falling due after more than one year	Notes	As at 31 December 2002 US$m
Forward silver sales	ix)	(38.8)
Finance leases	xi)	(49.2)
Foreign currency hedge transactions	xiv)	55.7
		(32.3)

11. Provisions for liabilities and charges	Notes	As at 31 December 2002 US$m
Discounting of rehabilitation provisions	iii)	(34.2)
Provisions – deferred tax		
Deferred tax	x)	30.6
		(3.6)

12. Profit and loss account (excluding asset revaluation)	Notes	As at 31 December 2002 US$m
Impairment based on discounting of cash flows	ii)	(110.4)
Discounting of rehabilitation provisions	iii)	13.5
Elimination of revisions to estimated mine lives	iv)	(8.6)
Reversal of inclusion of resources in depreciation base	v)	(5.8)
Ernest Henry buy-back arrangement	vi)	8.6
Overburden in advance and deferred stripping costs	vii)	(61.5)
Borrowings hedging overseas investment	viii)	0.3
Forward silver sales	ix)	(27.9)
Deferred tax	x)	8.0
Finance leases	xi)	(3.9)
Total profit adjustment for the year at average exchange rates		(11.8)
Foreign exchange adjustment		(0.1)
		(199.6)

13. Minority interests	Notes	As at 31 December 2002 US$m
Impairment based on discounting of cash flows	ii)	(106.2)
Discounting of rehabilitation provisions	iii)	(0.1)
Overburden in advance and deferred stripping costs	vii)	1.1
Deferred tax	x)	(18.8)
Finance leases	xi)	3.4
		(120.6)

Notes relating to the UK GAAP adjustments

The following notes set out those adjustments that have been made relating to MIM in accordance with UK GAAP as adopted by Xstrata.

i) Discontinued operations

In the six months to 31 December 2002 MIM disposed of the MIM Huttenwerke Duisburg GmbH (MHD) zinc smelting business and noted information in its financial statements in accordance with Australian GAAP. In addition, in December 2002, MIM announced it had entered into a consultation process to close the zinc smelting operations at Avonmouth. The trading results and closure costs for Avonmouth have also been treated as discontinued operations as closure took place within three months of the period end. Under UK GAAP, Financial Reporting Standard ("FRS") 3 the turnover and operating profit are disclosed on the face of the profit and loss account for the period of disposal and the comparative periods.

ii) Impairment based upon discounting of cash flows

MIM does not discount future cash flows in the assessment as to whether its assets are impaired. Under UK GAAP FRS 11 "Impairment of Fixed Assets and Goodwill", discounting of such cash flows is mandatory. On this basis, assets at Alumbrera and Duisburg would have attracted an impairment charge prior to 30 June 1999. This reduction in the book value of assets at 30 June 1999 gives rise to a reduction in the depreciation charges recognised by MIM in subsequent periods.

iii) Discounting of rehabilitation provisions

MIM recognises the rehabilitation provision on a progressive basis over the life of the mine or operation. UK GAAP FRS 11 "Impairment of Fixed Assets and Goodwill" requires that a liability be recognised upon disturbance, based on the discounted cost of rehabilitating the area presently disturbed and creating an equal, amortising asset. As well as increasing the amount of asset and liability recorded, the amount charged to the profit and loss account is based upon the amortisation of this additional amount, the unwinding of the discount with a deduction for the charge previously recognised on a progressive basis by MIM.

iv) Elimination of retrospective revisions to estimated mine lives
Under UK GAAP FRS 15 "Tangible Fixed Assets", revisions to estimates of the useful life of an asset are reflected on a prospective basis. Retrospective revisions made by MIM reflecting such revisions from the beginning of the accounting period are eliminated.

v) Reversal of inclusion of resources in depreciation base
In applying the unit of production basis, from the year ended 30 June 2002, MIM has included a proportion of resources in its depreciation and amortisation calculations for certain assets. UK GAAP recommends only proved and probable reserves to be used in this calculation.

vi) Ernest Henry Mine ("EHM") buy-back arrangement
Under UK GAAP FRS 9 "Associates and Joint Ventures", EHM is treated to reflect that MIM controlled 99.995% of EHM from 30 June 2001.

vii) Overburden in advance and deferred stripping costs
MIM capitalises overburden in advance for open-cut coal operations and life of mine stripping costs for other open-cut operations. As recommended under UK GAAP, Xstrata expenses these costs as incurred.

viii) Foreign currency borrowings not hedging overseas investment
Exchange losses on foreign currency borrowings not hedging a foreign currency investment are recognised in the profit and loss account under UK GAAP SSAP 20 "Foreign Currency Translation".

ix) Forward silver sales
Under UK GAAP FRS 5 "Reporting the Substance of Transactions", these advance sales represent a financing arrangement. Accordingly, a finance charge is accrued on the outstanding liability.

x) Deferred tax
Deferred tax assets recognised on the devaluation of the Argentinean Peso have been written off under UK GAAP FRS 19 "Deferred Tax" to the extent that recoverability is not sufficiently likely. In addition, the deferred tax effect of all other adjustments has been made.

xi) Finance leases
Certain leases that have been treated as operating leases are required to be treated as finance leases under UK GAAP SSAP 21 "Accounting for leases and Hire Purchase Contracts".

xii) Debtor factoring
Short-term debtor factoring is with full-recourse and is classified as a debtor under UK GAAP FRS 5 "Reporting the Substance of Transactions". The amount relating to the factor finance which was netted off against debtors under Australian GAAP has been reclassified within creditors to reflect the recourse position.

xiii) Dividends proposed
Dividends proposed after a certain year end which relate to that year are included in creditors under UK GAAP.

xiv) Foreign currency hedge transactions
MIM has changed its policy in respect of recognising unrealised gains and losses on foreign currency hedge transactions. In the year ended 30 June 2000 and the six months ended 31 December 2002, MIM has brought the relevant asset and liabilities on balance sheet. Under UK GAAP, as adopted by Xstrata, these balances have been removed.

REGISTERED OFFICE OF THE ISSUER
Xstrata Capital Corporation A.V.V.
L.G. Smith Boulevard 62
Oranjestad
Aruba

REGISTERED OFFICE OF THE GUARANTOR
Xstrata plc
4th Floor Panton House
25/27 Haymarket
London SW1Y 4EN
United Kingdom

PRINCIPAL PAYING, TRANSFER, CONVERSION AND EXCHANGE AGENT
Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA
United Kingdom

REGISTRAR AND PAYING, TRANSFER, CONVERSION AND EXCHANGE AGENT
Citibank, AG & Co. KGaA
Reuterweg 16
60323
Frankfurt am Main
Germany

LEGAL ADVISERS
To the Issuer and the Guarantor

As to English law
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom

As to Aruban Law
Promes VanDoorne
Miramar Building, Suite 303
L.G. Smith Boulevard 62
P.O. Box 5152
Oranjestad
Aruba

To the Managers and the Trustee

As to English law
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

AUDITORS TO THE ISSUER
Ernst & Young
Vondellaan 31
Oranjestad
Aruba

AUDITORS TO THE GUARANTOR
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU
United Kingdom

TRUSTEE
Law Debenture Trustees Limited
Fifth Floor
100 Wood Street
London EC2V 7EX
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AUTHORISED ADVISER
Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA
United Kingdom

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